

11005348

1-15242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Explanatory note

This Report on Form 6-K contains Deutsche Bank AG's Annual Review 2010 and Financial Report 2010. This Report on Form 6-K is being filed in paper format pursuant to Section 101(b)(1) of Regulation S-T. This Report on Form 6-K is not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Exhibits

Exhibit 99.1: Annual Review 2010.

Exhibit 99.2: Financial Report 2010.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2010 Annual Report on Form 20-F, which was filed with the SEC on March 15, 2011, on pages 6 through 17 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of non-GAAP financial measures

This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

Non-GAAP Financial Measure	**Most Directly Comparable IFRS Financial Measure**
IBIT attributable to Deutsche Bank shareholders (target definition)	Income (loss) before income tax
Average active equity	Average shareholders' equity
Pre-tax return on average active equity	Pre-tax return on average shareholders' equity
Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders' equity
Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	Net income (loss) attributable to Deutsche Bank shareholders
Total assets adjusted	Total assets
Total equity adjusted	Total equity
Leverage ratio (target definition) (total equity adjusted to total assets adjusted)	Leverage ratio (total equity to total assets)
Diluted earnings per share (target definition)	Diluted earnings per share

For descriptions of these and other non-GAAP financial measures, please refer to pages (v), S-17, S-18 and S-19 of our 2010 Annual Report on Form 20-F.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 16, 2011



By: ______________________
Name: Martin Edelmann
Title: Managing Director



By: ______________________
Name: Mathias Otto
Title: Managing Director and Senior Counsel

Deutsche Bank

Annual Review 2010

Delivering in the face of uncertainty

Passion to Perform









Delivering in the face of uncertainty

In 2010 the mechanisms driving the globally interconnected economy and financial markets became apparent. Market disruptions capable of posing a severe threat to the stability of the world economic order revealed great differences in the power to react.

For Deutsche Bank, independence and strict regulatory requirements are not mutually exclusive. Particularly in times of far-reaching change, stable conditions provide security and create scope for action. But high social costs impair the ideal macroeconomic environment. Last year, we successfully demonstrated that extensive change certainly opens up major opportunities.

We do not see ourselves as a superior winner of the crisis. Nevertheless, thanks to our market strength, our swift and responsible actions as well as our highly motivated and diverse workforce, we are now in a considerably stronger position than before. And we are proud of this.

We discussed our annual topic "Delivering in the face of uncertainty" with our shareholder Patrick Lemmens, Portfolio Manager, Robeco Institutional Asset Management B.V., Rotterdam (pages 20/21); our client Emma Quinn, Head of Dealing – Australia and New Zealand, AllianceBernstein, Sydney (pages 34/35); our colleague Maurice Robinson, registrar services GmbH, Frankfurt (pages 58/59); and Chennupati Vidya, Vasavya Mahila Mandali (VMM), Vijayawada (pages 64/65).

Deutsche Bank

The Group at a glance

	2010	2009
Basic earnings per share[1]	€3.07	€7.21
Diluted earnings per share[1]	€2.92	€6.94
Average shares outstanding, in m., basic[1]	753	689
Average shares outstanding, in m., diluted[1]	791	717
Return on average shareholders' equity (post tax)	5.6%	14.6%
Pre-tax return on average shareholders' equity	9.5%	15.3%
Pre-tax return on average active equity	9.6%	15.1%
Book value per basic share outstanding[2]	€52.38	€52.65
Cost/income ratio[3]	81.6%	72.0%
Compensation ratio[4]	44.4%	40.5%
Noncompensation ratio[5]	37.3%	31.5%

in €m.	2010	2009
Total net revenues	28,567	27,952
Provision for credit losses	1,274	2,630
Total noninterest expenses	23,318	20,120
Income (loss) before income taxes	3,975	5,202
Net income (loss)	2,330	4,958

in €bn.	Dec 31, 2010	Dec 31, 2009
Total assets	1,906	1,501
Shareholders' equity	48.8	36.6
Core Tier 1 capital ratio[6]	8.7%	8.7%
Tier 1 capital ratio[7]	12.3%	12.6%

Number	Dec 31, 2010	Dec 31, 2009
Branches	3,083	1,964
thereof in Germany	2,087	961
Employees (full-time equivalent)	102,062	77,053
thereof in Germany	49,265	27,321

Long-term rating

	Dec 31, 2010	Dec 31, 2009
Moody's Investors Service	Aa3	Aa1
Standard & Poor's	A+	A+
Fitch Ratings	AA-	AA-

[1] The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.
[2] Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).
[3] Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4] Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[5] Noncompensation noninterest expenses which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.
[6] The capital ratios relate the respective capital to risk-weighted assets for credit, market and operational risk. Excludes transitional items pursuant to section 64h (3) German Banking Act.
[7] The Tier 1 capital ratio relates Tier 1 capital to risk-weighted assets for credit, market and operational risk. The Tier 1 capital ratio excludes transitional items pursuant to Section 64h (3) German Banking Act.

The Deutsche Bank Share

Useful information on the Deutsche Bank share

2010	
Change in total return[1]	(11.72)%
Share in equities trading (Xetra)[2]	6.80%
Average daily trading volume[2]	8.0 million shares
Share price high[3]	€55.11
Share price low[3]	€35.93
Dividend per share (proposed for 2010)	€0.75

As of December 31, 2010	
Issued shares	929,499,640
Outstanding shares	919,062,360
Share capital	€2,379,519,078.40
Market capitalization	€36.34 billion
Share price[4]	€39.10
Weighting in the DAX	5.99%
Weighting in the STOXX 50	1.38%

Securities identification codes

Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S. $
WKN	514000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Share price based on Xetra
[2] Orderbook statistics (Xetra)
[3] For comparison purposes, the share prices have been adjusted for all periods before October 6, 2010 to reflect the impact of the subscription rights issue in connection with the capital increase.
[4] Xetra – closing price

Contents

Dear Shareholders,



Dr. Josef Ackermann
Chairman of the Management Board and the Group Executive Committee

For Deutsche Bank, 2010 was a crucial year. It was a year of investments and changes, and one in which we clearly strengthened our competitive position. In many ways, the bank is now stronger than before the financial crisis and exceptionally well positioned for renewed growth.

Last year, the global economy showed increasing signs of recovery. The worst is behind us – but we are not out of the woods yet. Growth momentum came primarily from the emerging markets in Asia and Latin America. By contrast, recovery in most of the industrial countries has been slower. The U.S. economy is still weighed down by the need for real estate market corrections and high levels of indebtedness. The eurozone is marked by significant imbalances: while some of Europe's 'peripheral' states face economic and structural problems, our home market, Germany, saw strong economic growth of 3.6%.

Against this background, the bank's total net revenues in 2010 came to €28.6 billion. These are among the highest revenues we have ever recorded. At €4 billion, our reported income before income taxes was impacted by special items. Excluding the one-time charges from our three acquisitions – Postbank, parts of ABN AMRO, and Sal. Oppenheim/BHF-BANK – our income before income taxes would have been €6.5 billion, compared with €5.2 billion in 2009. Adjusted for further specific investments and one-time items such as write-downs, our pre-tax profit for 2010 would have been more than €7 billion.

For our Group Divisions Corporate & Investment Bank (CIB) and Private Clients and Asset Management (PCAM), combined income before income taxes – adjusted for acquisition effects – was around €7.2 billion. That puts us well within sight of our €10 billion target for our operating business units for 2011.

CIB recorded income before income taxes of €6.0 billion. This is the division's second best performance in the history of the bank.

Corporate Banking & Securities (CB&S) which forms part of our investment banking, generated pre-tax profits of €5.1 billion last year. The dedicated client focus and clear progress in the division's integration process contributed to this outstanding performance. This performance is all the more impressive considering that it was achieved with significantly reduced risks, at a time when the sovereign debt crisis was weighing on the financial markets and limiting the corporate sector's appetite for capital-raising and M&A activities.

As expected, revenues in our Rates and Money Market trading normalized. In Debt trading, we are ranked first among the best bond houses in Europe, and we are number two worldwide. Furthermore, among the world's top three bond houses, we are the only bank that was able to capture market share. Our Foreign Exchange trading continued to perform very strongly at the same high level as in 2009. We were the number one globally in this business for the sixth consecutive year. We generated higher revenues in our Credit trading and Commodities businesses; and in Equities trading we maintained the momentum gained from the recalibration of our equity derivatives operations.

In our Origination and Advisory business, we can also report a number of major successes. For the first time, we achieved our long-term strategic objective of being among the world's top five banks in this business, too. In the past year, no other bank has gained greater market share in this area than Deutsche Bank.

In our M&A business, we nearly doubled our market share and now hold fifth place – based on fees – in the global rankings.

In our Global Transaction Banking Corporate Division, continued low interest rates had a negative impact on results. Income before income taxes came to €905 million and was also impacted by specific items. In Cash Management, we consolidated our leading position in euro clearing and stabilized our position among the top U.S. dollar clearing houses.

In 2010, PCAM maintained its positive momentum from 2009 and generated income before income taxes of €1 billion.

Income before income taxes in Asset and Wealth Management was €100 million, after net charges of €368 million relating to Sal. Oppenheim/BHF-BANK. The business division benefited primarily from increased performance fees and volume-based commissions as well as a favourable market environment. Especially in times of uncertainty, customers appreciate the secure, reliable and competent service Deutsche Bank provides. If the market environment continues to recover, our Asset and Wealth Management division will be able to increase its results significantly.

Our Private & Business Clients (PBC) Corporate Division nearly doubled its income before income taxes on the year to €890 million. The efficiency measures we launched in 2009 had a positive effect in this area. The good results were, primarily underpinned by the improved credit environment, higher margins and growth in brokerage commission revenues as well as, for the first time, the contribution from Postbank.

Another key element of our success is our risk and capital management. Even after the consolidation of Sal. Oppenheim, ABN AMRO and Postbank, we recorded a Tier 1 ratio of 12.3% and a core Tier 1 ratio of 8.7% at the end of 2010. By means of the biggest capital increase in the bank's history, we secured the funding needed for the Postbank takeover and strengthened our capital base ahead of the stricter requirements under the Basel III regulatory framework. As things stand today, we expect to meet the Basel III solvency ratios, due to be phased in by 2019, as early as 2013. To this end, we will maintain our disciplined capital management, pay an appropriate dividend and implement our growth initiatives.

Our dividend proposal also serves to meet this objective. With the approval of the Supervisory Board, the Management Board will propose a dividend of €0.75 per share for the 2010 financial year. While this is the same amount as last year on a per-share basis, it relates to a 50% greater capital base.

The fact that we were able to carry out the biggest capital increase in the bank's history, and that it went so smoothly, is clear evidence of investors' confidence in Deutsche Bank's future performance. On behalf of the entire bank, I would like to take this opportunity to express once again my thanks to you all for your trust and support. We will do everything possible to live up to the expectations that our shareholders have for their investment.

Today, our bank is more respected than ever across the globe. The top positions we hold in terms of reputation and brand strength open up new opportunities for the future. We are firmly committed to our corporate social responsibility. In 2010, we dedicated nearly €100 million to supporting projects around the world relating to education, sustainability, community development and art. We regard these investments in society as investments in our own future.

The year 2010 once again demonstrated the strengths of our business model with its diversified business structure. We have received numerous awards in recognition of our top performance in many product categories. The prestigious magazine International Financing Review (IFR) recently named us "Bank of the Year" – which, after 2003 and 2005, marks the third time that Deutsche Bank has been awarded the industry's most coveted prize. We are extremely proud of this achievement.

2011 will be the year in which we aim to fully leverage the strong, forward-looking market position built up in 2010 as we carried out Phase 4 of our Management Agenda. We are aware, of course, that uncertainties still remain for the economy and the financial markets, which is the environment in which we and our clients do business. Our priorities are clear:

First, our investment bank has demonstrated that it can consistently deliver outstanding results – and that it can do so with a more conservative risk profile.

Second, our successful acquisitions in Germany and Europe have strengthened our retail banking and asset management businesses. We are set to profit from a more balanced revenue mix, lower revenue volatility as well as improved liquidity and more broadly based refinancing opportunities. With the acquisition of the renowned private bank Sal. Oppenheim, we extended our leading position in the market for wealth management in Germany.

Another step in our strategy to consistently strengthen our "stable" businesses was the acquisition of Postbank. It will help us turn retail banking into a strong second pillar alongside investment banking. Deutsche Bank and Postbank are an ideal match as they attract different client groups. Although Postbank is now part of Deutsche Bank Group, it will remain the strong, independent brand it has always been for its clients.

Third, in Asia, we are well on track with our plan to double revenues and profits this year based on 2008 levels. *Fourth* and finally, we expect the integration of our investment bank and the consolidation of Postbank to generate considerable synergies and we envisage significant efficiency gains from the reinvigoration of our performance culture.

Deutsche Bank is very well positioned for the future. Naturally, my colleagues and I are well aware that we will face many challenges and uncertainties this year, too. However, barring unforeseen obstacles, we will be able to reach our target by drawing on last year's hard work and the momentum gained from our accomplishments. We look forward to continuing to serve the interests of our shareholders, our clients, our employees and the communities in which we operate in 2011 and beyond.

Yours sincerely,



Dr. Josef Ackermann
Chairman of the Management Board and
the Group Executive Committee

Frankfurt am Main, March 2011

Group Executive Committee

1 Stefan Krause, *1962
Management Board member since 2008.
Chief Financial Officer, responsible for Finance, Tax, Corporate Insurance, Investor Relations and Group Strategy & Planning.

2 Rainer Neske, *1964
Management Board member since 2009.
Head of Private & Business Clients.

3 Dr. Josef Ackermann, *1948
Management Board member since 1996.
Chairman of the Management Board and the Group Executive Committee, responsible for Asset and Wealth Management, Corporate Investments, Communications & Corporate Social Responsibility, Economics/DB Research and Audit.

4 Hermann-Josef Lamberti, *1956
Management Board member since 1999.
Chief Operating Officer, responsible for Human Resources, Information Technology, Operations and Process Management, Building and Facilities Management as well as Purchasing.

5 Kevin Parker, *1959
Head of Asset Management.

6 Seth Waugh, *1958
Chief Executive Officer Deutsche Bank Americas.

7 Dr. Hugo Bänziger, *1956
Management Board member since 2006.
Chief Risk Officer, responsible for Risk Management, Legal, Compliance, Corporate Security, Treasury and Corporate Governance.

8 Werner Steinmüller, *1954
Head of Global Transaction Banking.

9 Anshuman Jain, *1963
Management Board member since 2009.
Head of the Corporate & Investment Bank.

10 Robert Rankin, *1963
Chief Executive Officer
Deutsche Bank Asia Pacific (ex-Japan).

11 Pierre de Weck, *1950
Head of Private Wealth Management.

12 Jürgen Fitschen, *1948
Management Board member since 2009.
Head of Regional Management worldwide. Chairman of the Management Committee Germany.

1–2–3–4–7–9–12
Members of the Management Board of Deutschen Bank AG.


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Report of the Supervisory Board



Dr. Clemens Börsig
Chairman of the Supervisory Board

In 2010, the economic environment continued to stabilize further, beyond our original expectations. In particular our home market, Germany, benefited from this. Growth continued in the key emerging markets of Latin America and Asia. In the eurozone, fiscal tightening and economic rebalancing dampened growth in some countries. Uncertainties remain concerning the stability of the financial system, which, in light of the excessive levels of sovereign debt, led to high volatility in the capital markets. Furthermore, new regulatory requirements have become more concrete in the wake of the crisis. The "Basel III" rules recently approved by the G20 are just the beginning.

For Deutsche Bank, 2010 was a year of investments, a year in which we drove change and clearly enhanced our competitive position. In many ways, the bank is now stronger than before the financial crisis and exceptionally well positioned for renewed growth. Our market presence was significantly expanded through the takeover of parts of ABN AMRO Bank in the Netherlands as well as Sal. Oppenheim and Postbank in Germany. The bank has thus improved its earnings power, especially in the retail and commercial banking businesses, and is creating a second powerful revenue engine alongside its globally successful investment banking operations.

The bank also strengthened its equity capital base. Thanks to the well-chosen timeframe, the capital increase was carried out very successfully in September with gross issue proceeds of €10.2 billion, making it possible to launch into the decisive phase of the Postbank takeover. The bank's capital strength will continue to be a top priority for the Management Board and Supervisory Board in the future, too. We also took this into account in this year's dividend proposal, just like last year. The bank will continue to face major challenges, including the Postbank integration and new regulatory requirements. We would like to thank the Management Board and the bank's employees for their great personal dedication.

In 2010, we again addressed numerous statutory and regulatory changes. Last year, we extensively discussed the bank's economic and financial development, its operating environment, risk management system, planning and internal control system as well as changes in the system of compensation for the Management Board. We held in-depth discussions with the Management Board on the bank's strategy and continued implementation of the measures in phase four of the bank's management agenda. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management as well as transactions and events that were of significant importance to the bank. We advised the Management Board and monitored its management of business. We were involved in decisions of fundamental importance. Regular discussions were also held between the Chairman of the Supervisory Board and the Chairman of the Management Board dealing with important topics and upcoming decisions. Between meetings, the Management Board kept us informed in writing of important events. Resolutions were passed by circulation procedure when necessary between the meetings.

Meetings of the Supervisory Board

The Supervisory Board held nine meetings in the 2010 financial year.

At the first meeting of the year on February 3, 2010, we discussed the development of business in 2009, the key figures of the Annual Financial Statements for 2009 and a comparison of the plan-actual figures for 2009. The dividend proposal for the year 2009 as well as the corporate planning for the years 2010 to 2012 were noted with approval. Furthermore, we discussed the audit report by PricewaterhouseCoopers on the proper functioning of the business organization of the Corporate Security area, as well as the Corporate Governance Report and Corporate Governance Statement. We gave our consent to Dr. Börsig and Dr. Eick being named in the Annual Report as financial experts in accordance with German and U.S. law and verified the independence of the Audit Committee members. Finally, we approved amendments to of the Articles of Association and, following extensive discussion, the restructuring of the Management Board's compensation based on a recommendation from the Chairman's Committee.

At two other meetings on February 10 and February 18, 2010, we discussed the basis for calculating the variable compensation for the Management Board for the 2009 financial year, including the regulations of the Act on the Appropriateness of Management Board Compensation (VorstAG), and subsequently determined the Management Board's compensation – with the involvement of an independent external legal advisor and compensation consultant – while taking into account the recommendations of the Chairman's Committee.

At the financial statements meeting on March 12, 2010, based on the Audit Committee's recommendation and after a discussion with the auditor, we approved the Consolidated Financial Statements and Annual Financial Statements for 2009. Furthermore, the Compliance and Anti-Money Laundering Report was presented and a discussion was held on the possible increase in our participation in Hua Xia Bank in China. Mr. Lamberti informed us of the bank's compensation structures and practices (Remuneration Report) in accordance with the new requirements of the Federal Financial Supervisory Authority (BaFin). We also obtained extensive information on the key risk positions and the Group's risk management. Changes in the composition of the Regional Advisory Boards and Advisory Councils in Germany were presented to us, and the resolution proposals for the Agenda of the General Meeting 2010 were approved.

At the meeting on the day before the General Meeting, we discussed the procedures for the General Meeting and the announced counterproposals as well as the status of litigation in connection with the General Meetings 2004 – 2009. As necessary, resolutions were approved. Furthermore, Dr. Ackermann summarized the bank's exposures in Greece and reported on the future course of action.

At an extraordinary meeting on June 15, 2010, we noted Mr. Cohrs's request to retire from the Management Board with effect from September 30, 2010, and agreed in general, on the basis of specific criteria, to the termination of his service agreement. Furthermore, we approved in general the resulting changes to the Business Allocation Plan for the Management Board based on the proposal submitted by the Chairman's Committee. Dr. Ackermann informed us of the stress tests planned for financial institutions.

At the meeting on July 27, 2010, we were informed of the bank's development in the first six months of the year. Based on the supplements to the German Corporate Governance Code approved by the Government Commission in May 2010, amendments to the terms of reference for the Supervisory Board, Chairman's Committee and Nomination Committee were resolved, with the aim of implementing all of the new recommendations of the Code. Furthermore, we approved an adjustment to the plan conditions for the restricted incentive and equity awards issued to the Management Board members in 2010. Mr. Lamberti reported to us on the bank's IT infrastructure, the governance of GTO and ongoing challenges facing the banking sector. Mr. Krause presented the strategic and financial objectives of the complexity reduction program as well as a progress report on the integration of Sal. Oppenheim and the commercial banking activities taken over from ABN AMRO Bank in the Netherlands. In addition, we approved the Management Board resolution to raise our participation in Hua Xia Bank in China to 19.99% within the framework of its capital increase as well as the proposal submitted by the Chairman's Committee regarding the termination of Mr. Cohrs's service agreement.

At an extraordinary meeting on September 12, 2010, based on the recommendation of the Chairman's Committee, we consented to the Management Board resolutions taken on the same day to submit a public takeover offer to the shareholders of Deutsche Postbank AG and to increase the share capital of the bank.

At the last meeting of the year on October 27, 2010, we were informed of the development of business in the third quarter and of the status of the takeover offer submitted to shareholders of Deutsche Postbank AG. Together with the Management Board, we discussed in detail the bank's further strategic development along with the corresponding targets and planned measures. Mr. Lamberti presented to us the Deutsche Bank Human Resources Report. Furthermore, changes to the Terms of Reference for the Management Board, including the Business Allocation Plan, and to the Terms of Reference for the Audit Committee, based on the Minimum Requirements for the Compliance Function were discussed and approved. Finally, we determined the objectives for the composition of the Supervisory Board.

The Committees of the Supervisory Board

The Chairman's Committee met ten times during the reporting period. In addition, two telephone conferences took place. Between the meetings, the Chairman of the Chairman's Committee spoke with the Committee members regularly about issues of major importance. The Committee examined, in particular, the new statutory and regulatory requirements for Management Board compensation and their implementation, the preparations for determining the variable compensation for the 2009 financial year, issues of succession planning and the termination of the Management Board appointment of Mr. Cohrs. Discussions also focussed on the amendments required to the terms of reference for the Management Board and the Supervisory Board and its committees as well as changes to the Management Board's Business Allocation Plan. In addition, the Chairman's Committee prepared resolutions for the Supervisory Board and gave its approval to Management Board members for their ancillary activities or to accept directorships at other companies. Furthermore, based on the authorization of the Supervisory Board, it approved the final structure of the bank's capital increase. Finally, it handled the implementation of the new recommendations and suggestions of the German Corporate Governance Code.

At its six meetings, the Risk Committee discussed the bank's exposures subject to mandatory approval under German law and the Articles of Association. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country, market and operational risks, the Committee also addressed legal and reputational risks. The Committee's discussions extensively covered the bank's risk position along with the developments of the sovereign debt crisis in Europe and their impacts on the bank. In addition to the development of risks relating to leveraged finance, commercial real estate finance and monoline insurers, the Committee discussed in detail the effects of the new regulatory rules on the bank and its risk position. Furthermore, the Committee focussed on the risk absorption capacity, i.e. the ratio between available and required capital (reporting in accordance with ICAAP) including a comparison of the economic risks to the risk coverage potential and its consistent incorporation in risk management, and on the development of the bank's refinancing and liquidity position. Also, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met six times in 2010. Representatives of the bank's auditor participated regularly in these meetings. Subjects covered were the audit of the Annual Financial Statements and Consolidated Financial Statements for 2009, the quarterly financial statements, Forms 20-F and 6-K for the U.S. Securities and Exchange Commission (SEC), as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2010 financial year, issued the audit mandate, specified audit areas of focus, resolved on the auditor's remuneration and verified the auditor's independence in accordance with the requirements of the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB). The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor.

It checked in detail to what extent our internal control systems are in accordance with the requirements of the Sarbanes-Oxley Act. The Committee assured itself of the effectiveness of the system of internal controls, risk management and internal audit and monitored the financial reporting and accounting process. When necessary, resolutions were passed or recommendations were issued for the Supervisory Board's approval. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of internal audit, on issues relating to compliance, on legal and reputational risks as well as on special investigations and significant findings of regulatory authorities. Internal Audit's plan for the year was noted with approval. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters. At the last meeting of the year, the Committee obtained information from the Management Board and the auditor on key topics in planning for the Annual Financial Statements for 2010. These included, above all, the initial consolidation of Deutsche Postbank AG, Sal. Oppenheim and the business units acquired from ABN AMRO Bank in the Netherlands, the measures to prepare for the audit of the Annual Financial Statements and the areas of audit focus pursuant to Section 30 of the German Banking Act (KWG). Furthermore, it received reports on the replacement of IAS 39 and the introduction of IFRS 9 for financial instruments, as well as on steps taken and further plans for in the complexity reduction program.

The Nomination Committee held two informal meetings relating to succession issues on the Supervisory Board.

Meetings of the Mediation Committee, established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2010.

The committee chairmen reported regularly to the Supervisory Board on the work of the committees.

In 2010, all Supervisory Board members participated in the meeting of Supervisory Board and their respective committees with only few exceptions (average attendance: 95%).

Corporate Governance

Implementation of the new recommendations of the German Corporate Governance Code was discussed at the Supervisory Board and Chairman's Committee meetings in July 2010. The Supervisory Board resolved to implement all of the new recommendations of the Code and accordingly amended the terms of reference for the Supervisory Board, Chairman's Committee, Nomination Committee and Management Board as necessary.

In addition, the Chairman's Committee and Supervisory Board addressed the implementation of the new regulations on Management Board compensation at several meetings. For the review of the structure of the Management Board's compensation system and of the appropriateness of the variable compensation for the 2010 financial year, the Supervisory Board resolved to engage an independent legal advisor and a compensation consultant.

Furthermore, at the meeting in October 2010, based on a proposal by the Chairman's Committee and in accordance with No. 5.4.1 of the German Corporate Governance Code, we determined the objectives for the composition of the Supervisory Board.
See pages 375 ff. of the Corporate Governance Report in the Financial Report 2010.

As resolved in October 2009, efficiency reviews on the basis of company-specific questionnaires were carried out in spring 2010, not only for the Supervisory Board as a whole, but also for the Chairman's, Audit and Risk Committees, and the results were presented and discussed in detail at the subsequent meetings. We are of the opinion that the work of the Supervisory Board is carried out efficiently and that a high standard was achieved in this context. Suggestions and measures that had been recommended in the previous review of the Supervisory Board's efficiency were effectively implemented and led to a further increase in the efficiency of the work of the Supervisory Board and its committees. In addition, initial suggestions from the efficiency reviews were already implemented in 2010.

We determined that the Supervisory Board has what we consider to be an adequate number of independent members. We also determined that all members of the Audit Committee are independent as defined by the implementation rules of the Securities and Exchange Commission (SEC) issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Dr. Börsig and Dr. Eick were named as Audit Committee financial experts in accordance with the regulations of the SEC as well as Sections 107 (4) and 100 (5) of the German Stock Corporation Act (AktG).

The Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2009 and updated in January 2010, was reissued at the meeting of the Supervisory Board on October 27, 2010. Deutsche Bank AG complies, without exception, with all of the recommendations in the version of the Code dated May 26, 2010.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 27, 2010, can be found in the Financial Report 2010 on pages 375ff. and on our Internet website at http://www.deutsche-bank.com/ir/en/content/corporate_governance.htm. The terms of reference for the Supervisory Board and its committees as well as for the Management Board are also published there, each in their currently applicable versions.

Training and Further Education Measures

Members of the Supervisory Board completed the training and further education measures required for their tasks on their own. Deutsche Bank provided the appropriate support to them in this context. New members joining the Supervisory Board in 2010 were given orientation individually tailored to their levels of knowledge, a package of information material and opportunities for internal and external training, which were widely used. All of the members of the Supervisory Board were informed of the legal basis of the Supervisory Board's work as part of a workshop carried out by an external attorney. Furthermore, another external attorney spoke to them on the Supervisory Board's responsibilities and task. During the reporting year, two internal workshops were held for members of the Risk Committee on issues relating to credit, market and operational risks as well as the economic capital model (ICAAP). Together with staff members of the Finance department and the auditor, the Audit Committee members discussed the new regulations on accounting and financial reporting. In addition, members of the Supervisory Board were informed of new developments in corporate governance.

Conflicts of Interest and Their Handling

The Risk Committee dealt with the loan approvals required pursuant to Section 15 of the German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken, or who might have faced a possible conflict of interests for other reasons, did not participate in the discussion and voting.

In September 2010, Professor Kagermann did not participate in the discussion of and voting on the submission of a public takeover offer to the shareholders of Deutsche Postbank AG owing to his membership on the Supervisory Board of Deutsche Post AG and thus a possible conflict of interests in this context.

Occasionally, there were latent conflicts of interest on the part of individual Supervisory Board members. During the reporting period, Ms. Förster and Ms. Ruck were also members of the Supervisory Board of Deutsche Bank Privat- und Geschäftskunden AG as representatives of the employees. They did not participate in the discussions of and voting on topics relating to their work, such as resolutions pursuant to Section 32 of the German Co-determination Act (MitbestG). Additional special measures to address these latent and only occasional conflicts of interest were not required.

Litigation

As in the preceding years, the Supervisory Board was regularly informed of important lawsuits and discussed further courses of action. These included the actions for rescission and to obtain information filed in connection with the General Meetings in 2004, 2005, 2006, 2007, 2008, 2009 and 2010, as well as the lawsuits brought against Deutsche Bank and Dr. Breuer by Dr. Kirch and KGL Pool GmbH. The General Meeting's election of shareholder representatives on May 29, 2008, was contested by several shareholders. The case is currently before Germany's Supreme Court, which will rule on the admissibility of an appeal against the decision taken by the Higher Regional Court Frankfurt am Main to dismiss the complaint.

Furthermore, reports concerning important lawsuits were presented to the Supervisory Board on a regular basis and, in detail, to the Audit and Risk Committees.

Annual Financial Statements

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2010 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2010. The audits led in each case to an unqualified opinion. The Audit Committee examined the documents for the Annual Financial Statements and Consolidated Financial Statements, along with the auditor's report, and discussed these extensively with the auditor. The Chairman of the Audit Committee reported to us on this at today's meeting of the Supervisory Board. We agreed with the results of the audits after inspecting the auditor's reports and documents for the the Annual Financial Statements and Consolidated Financial Statements, and after an extensive discussion, we agreed to the recommendation of the Audit Committee and determined that, also based on the results of our inspections, there were no objections to be raised.

Today, we approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. We agree to the Management Board's proposal for the appropriation of profits.

Personnel Issues

With effect from the end of September 30, 2010, Mr. Cohrs retired from the Management Board. His functional responsibilities were assumed by Mr. Jain in addition to his existing tasks.

There were changes in the composition of the Supervisory Board. Mr. Wunderlich was a member of the Supervisory Board until June 30, 2010. He was replaced for the remainder of his term of office by Mr. Kazmierczak. Ms. Förster was a member of the Supervisory Board until July 31, 2010. She was replaced for the remainder of her term of office by Mr. Viertel.

We thank the members who left last year for their dedicated work on the Supervisory Board and for their constructive assistance to the company and the Management Board in recent years.

The Supervisory Board



Dr. Clemens Börsig
Chairman

Frankfurt am Main, March 11, 2011

Supervisory Board

Dr. Clemens Börsig
Chairman,
Frankfurt am Main

Karin Ruck*
Deputy Chairperson,
Deutsche Bank AG,
Bad Soden am Taunus

Wolfgang Böhr*
Deutsche Bank AG,
Dusseldorf

Dr. Karl-Gerhard Eick
Management consultant,
KGE Asset Management Consulting Ltd.,
London

Heidrun Förster*
until July 31, 2010,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

Alfred Herling*
Deutsche Bank AG,
Wuppertal

Gerd Herzberg*
Deputy Chairman of ver.di
Vereinte Dienstleistungsgewerkschaft,
Hamburg

Sir Peter Job
London

Prof. Dr. Henning Kagermann
President of acatech – German
Academy of Science and Engineering,
Königs Wusterhausen

Peter Kazmierczak*
from July 1, 2010,
Deutsche Bank AG,
Herne

Martina Klee*
Deutsche Bank AG,
Frankfurt am Main

Suzanne Labarge
Toronto

Maurice Lévy
Chairman and Chief Executive
Officer of Publicis Groupe S.A.,
Paris

Henriette Mark*
Deutsche Bank AG,
Munich

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Dr. Theo Siegert
Managing Partner of
de Haen Carstanjen & Söhne,
Dusseldorf

Dr. Johannes Teyssen
Chairman of the
Management Board of E.ON AG
from May 1, 2010,
Oberding

Marlehn Thieme*
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner of Robert Bosch
Industrietreuhand KG,
Madrid

Stefan Viertel*
from August 1, 2010,
Deutsche Bank AG,
Bad Soden am Taunu

Werner Wenning
Chairman of the Management
Board of Bayer AG
until September 30, 2010,
Leverkusen

Leo Wunderlich*
until June 30, 2010,
Deutsche Bank AG,
Mannheim

* Elected by our employees
in Germany.

Committees

Chairman's Committee
— Dr. Clemens Börsig
Chairman
— Heidrun Förster*
until July 31, 2010
— Alfred Herling*
from August 1, 2010
— Karin Ruck*
— Tilman Todenhöfer

Mediation Committee
— Dr. Clemens Börsig
Chairman
— Wolfgang Böhr*
— Karin Ruck*
— Tilman Todenhöfer

Audit Committee
— Dr. Karl-Gerhard Eick
Chairman
— Dr. Clemens Börsig
— Sir Peter Job
— Henriette Mark*
— Karin Ruck*
— Marlehn Thieme*

Risk Committee
— Dr. Clemens Börsig
Chairman
— Sir Peter Job
— Prof. Dr. Henning Kagermann
— Suzanne Labarge
Substitute Member
— Dr. Theo Siegert
Substitute Member

Nomination Committee
— Dr. Clemens Börsig
Chairman
— Tilman Todenhöfer
— Werner Wenning

* Elected by our employees in Germany.

Patrick Lemmens
Rotterdam

In my view, Deutsche Bank has achieved good results for all its stakeholders: equity investors, employees, customers and society at large. But we continue to be critical in a constructive way and want Deutsche Bank to be cost efficient with a stable and solid return.

Patrick Lemmens,
Portfolio Manager,
Robeco Institutional Asset Management B.V.,
Rotterdam







01 –

Deutsche Bank Group

Corporate profile and overview
Investments in the future

Deutsche Bank is a leading global investment bank with a substantial private clients franchise. Its businesses are mutually reinforcing. Our diversified business model enabled us to weather the financial crisis significantly better than many of our peers using our own resources. From this strong position, we made several strategic acquisitions in 2010. These investments in the future were also reflected in the title "Bank of the Year" awarded to us by the prestigious magazine International Financial Review.

Management structure

The prime responsibilities of Deutsche Bank AG's Management Board include the Group's strategic management, resource allocation, financial accounting and reporting, risk management, and corporate control. It is supported in the performance of its leadership and oversight duties by central infrastructure units and other service departments, as well as functional bodies chaired by Management Board members.

Management Board member Anshu Jain assumed Michael Cohrs's responsibility for Global Banking on July 1, 2010, and has since been the sole Head of the Corporate & Investment Bank Group Division. Michael Cohrs retired from the Management Board on September 30, 2010.

The Group Executive Committee (GEC) is made up of the members of the Management Board, the Heads of the core businesses who are not members of the Management Board, as well as the Head of the Americas Region. Effective from January 1, 2011, the Head of Asia Pacific (excluding Japan) was appointed to the GEC. His appointment as a new member underlines the strategic importance of this region as one of our key growth drivers. At regular meetings, the GEC analyzes the development of the business divisions, discusses matters of Group strategy and draws up recommendations that are presented to the Management Board. Josef Ackermann chairs both the Management Board and the GEC.

Management structure


Functional Committees
Group Executive Committee
Management Board
Business Heads/Regional Heads
Corporate & Investment Bank
Corporate Investments
Private Clients and Asset Management
Regional Committees

Group Divisions

Deutsche Bank is made up of the following Group Divisions: Corporate & Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

Corporate & Investment Bank

CIB is responsible for Deutsche Bank's capital markets business, comprising the origination, sales and trading of capital markets products including debt, equity, and other securities, together with our corporate advisory, corporate lending and transaction banking businesses. Our clients are institutions – both public sector entities, from medium-sized businesses to large multinational corporations. CIB is subdivided into two Corporate Divisions: Corporate Banking & Securities (CB&S) and Global Transaction Banking (GTB). Corporate Banking & Securities comprises our Markets and Corporate Finance businesses, and covers Deutsche Bank Group's origination, sales and trading of securities, corporate advisory and M&A businesses worldwide, together with other corporate finance activities. Global Transaction Banking covers Deutsche Bank's cash management for corporate and financial institutions, trade finance business as well as trust & securities services.

Private Clients and Asset Management

PCAM is made up of two Corporate Divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC). Asset and Wealth Management comprises the Asset Management (AM) and Private Wealth Management (PWM) Business Divisions. AM provides retail clients across the globe with mutual fund products through our DWS franchise. It also offers institutional clients, including pension funds and insurance companies, a broad range of services from traditional to alternative investment products. PWM serves high net worth individuals and families worldwide. It provides these very discerning clients with a fully-integrated wealth management service, including inheritance planning and philanthropic advisory services.

Private & Business Clients (PBC) provides a full range of traditional banking products, including current accounts, deposits and loans, and investment management and pension products mainly to private and self-employed individuals, and small to medium-sized businesses. Outside Germany, PBC has for years operated in Italy, Spain, Belgium and Portugal, and for some years now in Poland. We are also making focused investments in the fast-growing Chinese and Indian markets.

Corporate Investments

The Corporate Investments (CI) Group Division manages Deutsche Bank's global principal investment activities. These include certain credit exposures, certain private equity and venture capital investments, certain corporate real estate investments, our industrial holdings and certain other non-strategic investments.

Our strategy – Management Agenda Phase 4

In the year under review we consistently implemented Phase 4 of the Management Agenda, which was launched in December 2009. This sets out the following objectives:

- Increasing the profitability and the quality of earnings in the Corporate & Investment Bank with renewed risk and balance sheet discipline. We aim to create earnings and cost synergies through closer integration of Markets, Corporate Finance and Global Transaction Banking. Moreover, we are integrating the commercial banking activities acquired from ABN AMRO in the Netherlands, thereby extending our franchise with small and medium-sized enterprises.

- In PCAM, concentrating on core businesses and home market leadership. In AWM our focus is on realizing higher profits and further growth through the measures implemented to increase efficiency and cut costs, as well as on further leveraging our strengths in Germany. We are making good progress towards the fully integration of Sal. Oppenheim in PWM, which enables us to build on our market leadership in advising wealthy clients in Germany. In PBC, our key priority is now the integration of Deutsche Postbank, following majority ownership and consolidation achieved in 2010. Through the realignment of the PCAM Corporate Division we aim to consolidate our leading position in German retail banking and achieve a more balanced earnings structure.

- Focussing on Asia as a key driver of growth and momentum around the world. Building on our current position, we aim to further leverage the enormous potential of this region to achieve above average growth in our businesses there. Our objective is to be one of the best three to five providers, depending on the business area. We are making the necessary investments and providing the resources this requires.

— Reinvigorating our performance culture. In order to increase efficiency across our business areas, we are maintaining our focus on cost discipline, optimizing infrastructure processes and reducing complexity wherever possible. We have identified potential efficiency gains from this complexity reduction amounting to €1 billion, which should have their full impact in 2012.

We are very confident that with this strategy we are well positioned to continue our success story even in fast changing markets and an increasingly regulated environment.

Global presence


London
Frankfurt am Main
New York
Singapore
Tokyo

● Regional major hub
• Capital of country in which we are represented

Corporate Governance
The foundation for long-term success

Effective corporate governance in accordance with high international standards is a matter of course for us. The essential framework for this is provided, first and foremost, by the German Stock Corporation Act and the German Corporate Governance Code. As our share is also listed on the New York Stock Exchange, we are also subject to the relevant U.S. capital market laws as well as the rules of the Securities and Exchange Commission (SEC) and New York Stock Exchange.

Our system of corporate governance provides the basis for the responsible management and control of Deutsche Bank, with a focus on sustainable value creation. It has four key elements: good relations with shareholders, effective cooperation between the Management Board and Supervisory Board, a performance-based compensation system with a sustainable and long-term focus, as well as transparent and timely reporting.

Shareholders

As required by law, our shareholders participate in decisions of material importance to the bank, including amendments to the Articles of Association, the appropriation of profit, the authorization to issue new shares and important structural changes. Deutsche Bank has only one class of shares, with each share carrying one voting right. To make it easier for our shareholders to exercise their voting rights, we offer absentee voting and support the use of electronic media for the Annual General Meeting. For example, shareholders can issue authorizations and voting instructions to Deutsche Bank's proxies through the internet.

Management Board

The Management Board is responsible for managing the company and exercises control over Deutsche Bank Group companies. It ensures compliance with all provisions of law and company internal policies. In appointing people to management functions in the company, the Management Board takes diversity into account. The members of the Management Board together with the heads of the bank's core businesses who are not members of the Management Board as well as the head of Deutsche Bank Americas and the head of Deutsche Bank Asia Pacific (ex Japan) form the Group Executive Committee (GEC). This committee analyzes the development of the business divisions, discusses matters of Group strategy and prepares recommendations for decisions taken by the Management Board.

Supervisory Board

The Supervisory Board oversees and advises the Management Board in its management of the business. Major decisions affecting the bank require Supervisory Board approval. It specifies the information and reporting duties of the Management Board, appoints the members of the Management Board, and draws up long-term plans for their succession together with the Management Board. The Supervisory Board reviews the efficiency of its work annually. In addition to the Mediation Committee required by law, the Supervisory Board has established a Chairman's Committee, Audit Committee, Risk Committee and Nomination Committee.

To carry out its tasks, the Supervisory Board takes care to ensure a balanced composition and that its members possess the required knowledge, ability and expertise. Furthermore, the Supervisory Board respects diversity in the company, in particular when appointing members to the Management Board and making proposals for the election of the Supervisory Board. In light of the bank's international activities, the Supervisory Board has an appropriate number of members with long-term international experience. The Supervisory Board also has a sufficient number of independent members.

Compensation

The compensation of the Management Board members is primarily aligned to the sustainable, long-term success of the bank. The factors for determining variable compensation are individual performance as well as, on the one hand, the bank's planned and actually achieved two-year average return on equity, and on the other hand, the relative performance of the bank's share over a three-year period compared to a selected group of our peers. A substantial part of the variable compensation is awarded on a deferred basis, subject to a possible clawback and largely equity-based. To a reasonable extent, the deferred variable compensation is subject to the sustained performance of Deutsche Bank, positive or negative.

Members of the Supervisory Board receive compensation comprised of a fixed and a variable component. The variable compensation is linked to the achievement of ambitious targets, the dividend and the three-year average earnings per share. The chair and deputy chair of the Supervisory Board as well as the chair and members of the Supervisory Board committees receive additional compensation.

The individual compensation of the members of the Management Board and the Supervisory Board as well as the structure of our remuneration system are published in the Compensation Report. Please refer to the Financial Report 2010, page 128ff.

Financial reporting

Shareholders and the public are regularly kept up to date through the Annual Report, including the Consolidated Financial Statements, as well as the Interim Reports. The reporting of Deutsche Bank Group is in accordance with International Financial Reporting Standards (IFRS). This provides for a high degree of transparency in financial reporting and facilitates comparability with our international peers.

Declaration of Conformity

On October 27, 2010, the Management Board and Supervisory Board amended the annual Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act. Deutsche Bank AG acts in conformity with the recommendations of the German Corporate Governance Code in the version dated May 26, 2010, without any exceptions.

Our detailed Corporate Governance Report, along with the Declaration of Conformity for 2010 and other documents on our corporate governance, such as the terms of reference for the Management Board, the Supervisory Board and its committees, are available on the Internet at ▸ www.deutsche-bank.com/corporate-governance.

We continuously check our system of corporate governance in light of new events, statutory requirements and developments in domestic and international standards, and make the appropriate adjustments.

In the interests of our partners

Strength for our shareholders, clients, staff and society

01–1
Our Partners

Shareholders
Clients
Staff
Society

In 2010 Deutsche Bank carried out major strategic investments and demonstrated its ability to generate strong earnings and growth. These achievements are the result of an excellent position in the markets, an astute business policy and a stable corporate structure borne by the talents of its diverse staff. This benefits our shareholders, clients, staff and society. Chart 01–1

Shareholders

It is in our shareholders' best interests to continue to reduce risk-weighted assets and to strengthen our capital base. Our targeted acquisitions contribute to stabilizing and balancing our earning power. As Deutsche Bank came through the financial crisis in better shape than many of its competitors, it can benefit from the economic upturn directly. And that benefits our shareholders too. This also applies to our commitment to creating an efficient regulatory framework, which will make the financial system more resilient, while avoiding competitive distortions and unnecessary social costs.

Clients

For our clients, we are a reliable partner with a full range of financial solutions suited to their individual needs. The streamlining and accelerated integration of our Corporate & Investment Bank Group Division translate into a higher quality of service and an enhanced product range. With our internationally competitive business model, we can assist our clients in building their success. And as a result of the expansion of the retail business, we are now in a position to offer a suitable range of products and services for all of our client groups in Germany.

Staff

Deutsche Bank's success is primarily thanks to its staff members, who bring their passion to perform and expertise to furthering the company's interests. We see the diversity of our employees as an asset both in our internal interactions as well as in our external relationships with our clients. We invest heavily in the professional and personal skills of our staff. Our performance-based remuneration structures are aligned to our long-term success and take account of recent lessons learned from the financial crisis.

Society

We take the loss of confidence that numerous banks have experienced since the start of the financial crisis seriously. As one of the initiators and first signatories, Deutsche Bank committed itself to the "Code for Responsible Business Conduct" in 2010. By doing so, we intend to integrate social responsibility more decisively in our business policies and the underlying processes and to take these into account in all aspects of our decision-making. We recognize our responsibility to society. This is something upon which the community can rely. We are aware that we cannot continue to do business successfully in the long run without the acceptance of the society of which Deutsche Bank is a part.

Shareholders

Record-level capital increase.

Structural Data

		2010	2009	2008
Number of shareholders		640,623	586,295	581,938
Shareholders by type in % of share capital[1]	Institutional (including banks)	75	74	71
	Private	25	26	29
Regional breakdown in % of share capital[1]	Germany	47	46	55
	European Union (excluding Germany)	31	31	25
	Switzerland	6	6	7
	U.S.A.	13	16	11
	Other	3	1	2

Key Figures

	2010	2009	2008
Change in total return of Deutsche Bank share[2]	(11.7)%	79.4%	(66.8)%
Average daily trading volume (in million shares)[3]	8.0	8.4	10.0
Dividend per share for the financial year (in €)	0.75[4]	0.75	0.50

Special Projects

Capital increase from authorized capital	Record-level share issue with gross proceeds of €10.2 billion primarily for the acquisition of Deutsche Postbank AG. Issue of 308.6 million new shares at a subscription ratio of 2:1 and a subscription price of €33 per share.
Investor and analyst surveys	Perception analyses among institutional investors to gauge the attractiveness of Deutsche Bank's share as an investment. Online survey among investors and analysts on the quality of Investor Relations activities.

[1] Figures rounded
[2] Share price based on Xetra
[3] Orderbook statistics (Xetra)
[4] Proposal for the Annual General Meeting on May 26, 2011

Clients

Strong client relationships more important than ever.

Structural Data

Number of clients (rounded)		2010	2009	2008
Corporate & Investment Bank[1]		54,400	41,600	42,600
Private Clients and Asset Management	Private & Business Clients	28,787,000	14,600,000	14,600,000
	thereof: Deutsche Postbank AG	14,150,000	–	–
	Asset & Wealth Management			
	Retail Asset Management[2] (Germany/Luxembourg)	2,225,000	2,119,000	1,937,000
	thereof: in cooperation	464,000	389,000	230,000
	Institutional Asset Management	2,300	2,300	2,300
	Private Wealth Management[3]	79,400	78,000[1]	92,000

Key Figures

		2010	2009	2008
Corporate & Investment Bank	Euromoney Primary Debt Poll, ranking	3	3	1
	Euromoney FX Poll, ranking	1	1	1
	Euromoney Awards for Excellence, number of awards won	16	15	21
	Risk Awards	5	2	3
	IFR Awards	8	7	1
Private Clients and Asset Management	DWS Investments			
	Number of Performance Awards in Europe	76	53	109
	Deutsche Insurance Asset Management			
	Award as Best Global Insurance Asset Manager[4]	1	1	1

Special Projects

Corporate & Investment Bank	Increased integration of the Corporate & Investment Bank through streamlining, more closely connected divisions and higher growth. Completion of the acquisition of parts of ABN AMRO's commercial banking activities in the Netherlands.
Private Clients and Asset Management	Acquisition of Sal. Oppenheim Group completed. Lead sponsorship for Christies' auction house's "Green Auction" in New York in April 2010, which raised U.S.$1.5 million for four green not-for-profit organizations. Majority shareholding in and consolidation of Deutsche Postbank AG. Berliner Bank transferred to the IT platform of Private & Business Clients.

[1] Change in counting method
[2] Including clients whose business relationship is managed by a cooperation partner
[3] Number of relationships excluding Private Client Services (U.S.A.), 2010 including Sal. Oppenheim
[4] Reactions Magazine

Staff

Attractive employer.

Structural Data

		2010	2009	2008
Staff (full-time equivalents)[1]		102,062	77,053	80,456
Divisions	Private Clients and Asset Management	51.5%	39.7%	40.5%
	Corporate & Investment Bank[2]	15.7%	18.5%	18.5%
	Infrastructure/Regional Management	32.8%	41.8%	41.0%
Regions	Germany	48.3%	35.5%	34.7%
	Europe (excluding Germany), Middle East and Africa	23.3%	28.6%	28.7%
	Americas	11.0%	14.5%	15.3%
	Asia/Pacific	17.4%	21.4%	21.3%
Qualifications[3,4]	University degree	63.9%	63.5%	64.0%
	High school certificate	15.5%	19.1%	17.3%
	Other school degrees	20.6%	17.4%	18.7%
Age[3,4]	up to 24 years	7.6%	8.4%	9.9%
	25–34 years	34.1%	35.0%	35.5%
	35–44 years	32.7%	32.2%	31.7%
	45–54 years	19.9%	19.0%	17.9%
	over 54 years	5.8%	5.4%	5.0%

Key Figures[4]

	2010	2009	2008
Employee Commitment Index	74	77	74
Employees leaving the bank for a new job	6.6%	4.8%	7.3%
Training (expenses in € million)	95	86	114
Apprenticeship programs (expenses in € million)	41	41	41

Special Projects

dbAGILE	Group Executive Committee-sponsored initiative fostering the individual development of 60 senior managers over the medium term.
Check-up 40+	8,700 employees have already taken part in this comprehensive health-check program available free of charge to all staff in Germany aged 40 and above. Similar programs exist in other countries.

[1] Staff (full-time equivalent) = total headcount adjusted proportionately for part-time staff, excluding apprentices and interns
[2] Including Corporate Investments
[3] Number of staff (headcount)
[4] Excluding Postbank

Society

Building social capital.

Structural Data

	2010	2009	2008
Number of countries in which Deutsche Bank operates (including offshore sites)	74	72	72

Key Figures

in € million		2010	2009	2008
Spending by Deutsche Bank on social responsibility activities		91.7	74.8	75.9
thereof:	Deutsche Bank Americas Foundation	6.8	9.5	8.8
	Corporate Citizenship UK	5.1	4.7	4.3
	Deutsche Bank Asia Foundation	3.0	3.7	3.7
Spending by endowed Deutsche Bank foundations		6.4	6.3	6.4
	Deutsche Bank Foundation	4.5	4.9	5.0
	Other foundations	1.9	1.4	1.4
Total		98.1	**81.1**	**82.3**

Special Projects

Ensuring viability	World's first-ever platin LEED (Leadership in Energy and Environmental Design) Platinum certification for the refurbishment of a high-rise building – Deutsche Bank's Head Office in Frankfurt am Main.
Enabling talent	Start of FairTalent, a program that supports young people from socially disadvantaged families and enables them to explore their full potential.
Creating opportunity	Outstanding relief efforts in response to natural disasters in Haiti, Chile and Pakistan.
Fostering creativity	Wangechi Mutu recognized as first "Artist of the Year".
Committing ourselves	17,000 Deutsche Bank employees participated in over 3,000 corporate volunteering projects worldwide.

Emma Quinn
Sydney



AllianceBernstein and Deutsche Bank have much in common, not least the pride each of us takes in the strength of our respective global businesses and local franchises. These qualities have served both firms well in uncertain times, and helped transform our working relationship into a true partnership.

Emma Quinn,
Head of Dealing – Australia and New Zealand,
AllianceBernstein,
Sydney



02 –

Stakeholders

Statements relating to Deutsche Bank's competitive position, market share or ranking are based essentially on external sources, including industry publications (e.g. Euromoney, etc.) and specialist information providers (e.g. Thomson Reuters, Dealogic, etc.).

02–1
Shareholders' equity
in € bn. at period end


50
25
0
36.6
39.1
41.5
38.5
48.8
4Q 09
1Q 10
2Q 10
3Q 10
4Q 10

Shareholders
Strong support for our record-level capital increase

On September 12, 2010, Deutsche Bank announced the largest capital increase in its history, intended to finance the takeover of Deutsche Postbank AG. For this purpose, a resolution was passed to offer, in Germany and the United States of America, a total of 308.6 million new registered no par value shares (common shares) from authorized capital against cash contributions. Through the subscription rights granted to them, our shareholders were able to acquire one new share for every two shares they owned (subscription ratio of 2:1). The legally required prospectus containing all of the details was published on September 21, 2010. Shareholders were subsequently able to exercise their subscription rights from September 22 to October 5.

Record-level share issue

Our shareholders reacted very positively to this offer: 306.51 million new Deutsche Bank shares were issued to holders of subscription rights at a fixed subscription price of €33. The remaining 2.13 million shares that shareholders did not exercise their subscription rights on were sold on the stock exchanges. All in all, we successfully placed all of the new Deutsche Bank shares issued and generated gross issue proceeds of €10.2 billion, which were even higher than initially expected.

The share capital of Deutsche Bank AG increased by €790.1 million to €2,379.5 million and the number of common shares rose to 929,499,640 as of the end of the year 2010 (2009: 620,859,015). The strong support for our capital increase of more than €10 billion in a particularly difficult environment for banks highlights the great trust our shareholders have in Deutsche Bank's future development. Chart 02–1

Increased market capitalization

The capital increase contributed to our market capitalization, which rose to €36.3 billion by the end of the year (2009: €30.7 billion). The weighting of the Deutsche Bank share in the DAX went up to 6.0% (2009: 5.8%). The volume of trading in our share on Xetra came to €160 billion during 2010, which means we ranked second among DAX shares. On the New York Stock Exchange, the average volume of trading in our share declined in 2010 by 12%.

Volatile markets

Last year's recovery on the international markets continued in 2010, however, at a significantly slower pace and with big differences between various countries. In the first few months of the financial year, the global economy stabilized further and the situation on the financial markets relaxed in light of a continuing abundant supply of liquidity. However, the expanding debt problems in the eurozone weighed on the mood and volume of activity of the capital market participants in the spring and again in the autumn. While economic growth was strong and above average in Germany, the dynamics in many other industrial countries lagged behind. The greatest momentum came from the emerging markets in Asia and Latin America. Volatility on the financial markets rose as a result of reoccurring discussions about the risks to the euro.

02–2
Strong increase in number of shareholders
In thousands at year end


600
300
0
348
361
582
586
641
06
07
08
09
10

Difficult year for banks

In this environment, the Deutsche Bank share, too, was exposed to greater volatility. Our share commenced trading at the beginning of the year at €45.50, rose to €55.11 in April and closed the year at €39.10. The share price thus declined over the course of the year by 13%; all share prices have been adjusted to reflect the subscription rights issue. In light of the uncertainty surrounding the planned regulatory reforms of the banking sector as well as country and sector-specific fiscal charges, the share prices of most of our peers also went down. Accordingly, the STOXX Europe Banks lost 12% during the year 2010.

Germany's major share index, DAX, closed the year 2010 at 6,914 points. With a plus of 16%, Germany's stock exchange was among the strongest in the industrial countries. Wall Street gained 12.8%, based on the S&P 500, and the FTSE 100 in London rose by 9%. In contrast, the Euro STOXX 50 went down by 5.8%.

Dividend unchanged

Deutsche Bank generated solid earnings from its business operations in 2010. We will therefore propose a dividend of €0.75 to the Annual General Meeting 2011, with a nearly 50% bigger capital base. This reflects both the stricter regulatory requirements for banks' equity capital funding as well as our future growth initiatives.

Long-term return

The share price decline in 2010 reduced the long-term total shareholder return. An investor who bought Deutsche Bank shares for the equivalent of €10,000 at the start of 1980, reinvested dividends and subscribed to capital increases without injecting additional funds would have held a portfolio worth €79,314 at the end of 2010. This corresponds to an average annual return of 7%, while the DAX, for example, recorded an increase of 9% per annum over the same period.

Long-term value


2,000
1,500
1,000
500
0
80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10

Total Return Index, beginning of 1980 = 100, quarterly figures
— Deutsche Bank
— DAX
Source: Datastream

02–3
Shareholder structure slightly changed
In % of share capital at year end


100
50
0
86
86
71
74
75
14
14
29
26
25
06
07
08
09
10
Institutional shareholders (incl. banks)
Private shareholders

European investors increase their holdings

The number of our shareholders increased over the course of 2010 by about 54,000 to reach a new record high of 640,623 (2009: 586,295). Chart 02–2 This rise took place exclusively after the announcement of our capital increase on September 12, 2010, and was almost entirely attributable to private shareholders in Germany. This is counter to the general development in Germany, where the number of people who owned shares declined again in 2010. In total, the ratio of private investors with holdings in our share capital went down slightly to 25% (2009: 26%). Reflecting this development, the holdings of institutional investors (including banks) rose to 75% (2009: 74%). Chart 02–3 Above all investors in Europe, including Germany, expanded their holdings in Deutsche Bank shares. In contrast, the percentage of U.S. investors went down to 13% (2009: 16%). Our regional shareholder structure changed very little overall despite the capital increase: 47% of all Deutsche Bank shares were held in Germany (2009: 46%), while 53% were held abroad (2009: 54%). Chart 02–4

Deutsche Bank shares continue to be almost entirely in free float. Large shareholders with holdings subject to the reporting threshold of 3% as of December 31, 2010, were Credit Suisse Group, Zurich, with 3.86%, and BlackRock Inc., New York, with 5.14%.

Lively discussions at our Annual General Meeting

Our Annual General Meeting on May 27, 2010, in Frankfurt am Main, took place for the first time on a climate-neutral basis and was attended by 5,000 shareholders, one quarter less than 2009's record number of visitors (6,700). The report of the Chairman of the Management Board on the preceding financial year and current outlook was followed by a lively discussion between the shareholders and the company's management. For the first time, the remuneration system for the Management Board members was submitted to a vote by the shareholders. The Annual General Meeting approved all of the resolutions on the agenda by clear majorities. Similar to the average of the DAX 30 companies, the level of voting capital present declined on the previous year, from 41.9% to 35.1%.

New share buybacks

The Annual General Meeting authorized Deutsche Bank to purchase own shares at a volume equivalent to up to 10% of the share capital by November 30, 2014. By the end of the year, we had repurchased 18.8 million shares and around half of this volume was used for share-based compensation for our employees. We did not cancel any shares during the reporting year and held 10.0 million shares in Treasury on December 31, 2010. From the start of the share buyback program in mid-2002 up to the end of December 2010, we repurchased a total of 264 million Deutsche Bank shares worth €16.7 billion, resold 16 million shares on the market worth €0.5 billion and cancelled 118 million shares with a value of approximately €7.2 billion.

02–4
Regional distribution of share capital
In % at year end 2010


3%
Other
6%
Switzerland
13%
U.S.A.
47%
Germany
31%
Europe (excl. Germany)

High level of investor interest

Investors' and financial analysts' interest in our share was especially great in 2010. Their principal focus was on the bank's strategic approach, acquisitions and capital funding in light of the greater regulatory requirements to come. Our Investor Relations team regularly reported on these matters to our investors and answered their questions. At analyst meetings and in telephone conference calls, we provided information on the development of the bank's results and, in particular, the voluntary offer for the takeover of Deutsche Postbank. At international securities conferences and our own Investor Relations events, 398 (2009: 386) individual and group discussions were held with equity and debt investors, also with the participation of members of the Management Board. During the first two weeks following the announcement of our capital increase alone, we conducted roadshows with several Management Board members and visited larger equity investors in Germany, the United Kingdom, Switzerland, France, Italy, Spain, the Netherlands, Belgium, Scandinavia and the U.S.A. Our presentations in this context focussed primarily on the strategic reasons for submitting our takeover offer for Deutsche Postbank.

Comprehensive Internet service

Private investors contact us above all through our toll-free shareholder hotline and our Internet portal. On the Investor Relations website, we provide all of the current company announcements and financial reports as well as the possibility, for example, of viewing interactive analyses of the Deutsche Bank share. We broadcast all of our Investor Relations events without exception or restrictions live via the Internet. Furthermore, shareholders can register online to participate in our Annual General Meeting, but they can also issue their voting instructions online in advance of the shareholders' meeting. The number of invitations to the Annual General Meeting that we send per e-mail rose to 41,700, which helps us to reduce costs and protect the environment.

Ratings reviewed

The international rating agencies reviewed the credit ratings of banks around the world in 2010. Deutsche Bank retained its long-term ratings from Standard & Poor's (A+) and Fitch (AA–), whereas Moody's carried out a downgrading in March to Aa3. In contrast, Standard & Poor's raised its long-term rating for Deutsche Postbank by one notch (to A), after Deutsche Bank's takeover of a majority stake was confirmed at the end of November.

Clients – Corporate & Investment Bank

Building on our competitive edge

02–5
Corporate Finance:
strong improvement in U.S. Equity Capital Markets business
Market share in %


8
4
0
6.7
5.1
4.7
4.2
3.2
06 07 08 09 10
* 10 9 10 6 5

* Ranking in peer comparison
Source: Dealogic

For our Corporate & Investment Bank (CIB) Group Division, 2010 was a challenging year. Even so, we generated record annual revenues and our second-best income before income taxes. Despite periods of lower market-wide activity, significant market turbulence in the wake of the sovereign debt concerns of a few countries and sustained low interest rates, we succeeded in strengthening our competitive position across all of our CIB businesses. This was facilitated during the reporting year by the further integration of our business operations in CIB, building on the successful recalibration in 2009. Our outstanding reputation in the market was reflected by the awards Deutsche Bank won in 2010: "Bank of the Year" from International Financing Review, "Best Global Investment Bank" from Euromoney magazine and "Derivatives House of the Year" from Risk magazine.

CIB comprises our Corporate Banking & Securities and Global Transaction Banking Corporate Divisions. Corporate Banking & Securities consists of the Markets and Corporate Finance Business Divisions.

Excerpt from segment reporting (Corporate & Investment Bank[1])

The Corporate & Investment Bank Group Division reported income before income taxes of €6.0 billion in 2010. The Corporate Banking & Securities Corporate Division recorded income before income taxes of €5.1 billion, compared with €3.5 billion in 2009. Overall, net revenues in 2010 were higher than in the year before. This primarily reflects lower mark-downs and trading losses as well as increased client activity across flow and structured products in Credit Trading, and in Equity Derivatives. In addition, we recorded significantly lower provision for credit losses related to assets which had been reclassified in accordance with IAS 39. The Global Transaction Banking Corporate Division generated income before income taxes of €0.9 billion (2009: €0.8 billion). Even excluding the positive impact from the first-time consolidation of the commercial banking activities acquired from ABN AMRO in the Netherlands, GTB generated record revenues, predominantly attributable to growth in fee income in Trust & Securities Services, Trade Finance, and Cash Management, which offset the impact of the continuing low interest rate environment.

in € m.	2010	2009
Net revenues	20,929	18,807
Total provision for credit losses	488	1,816
Noninterest expenses	14,422	12,679
Income before income taxes	5,999	**4,314**
Return on equity (pre-tax) in %	32	23
Risk weighted assets	211,115	203,962
Assets	1,519,983	1,343,824

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2010 (Management Report).

02–6
Markets:
leader in U.S. fixed income
Market share in %


14
7
0
8.3
9.9
9.5
10.7
12.8
06 07 08 09 10
* 5 3 3 4 1

* Ranking in peer comparison
Source: Greenwich Associates

Corporate Banking & Securities

The **Markets** Business Division combines the sales, trading and structuring of a wide range of financial market products, including bonds, equities and equity-linked products, exchange-traded and over-the-counter derivatives, foreign exchange, money market instruments, securitized instruments and commodities. Coverage of institutional clients is provided by the Institutional Client Group. Research provides analysis of markets, products and trading strategies.

Market conditions at the start of 2010 were little changed from the latter part of 2009. Volatility was low and credit spreads tightened. Liquidity in the markets improved and the relationships between asset classes stabilized. However, the markets for securitization continued to yield very few transactions. As the year progressed, concerns about the sovereign debt of a few countries led to an increase in volatility and credit spreads. Investors became more cautious and issuance activity slowed down, especially during the summer, when volumes noticeably declined.

Even in this environment, Markets was successful in gaining market share among clients, while maintaining disciplined use of resources such as assets and risk.

All of our flow businesses performed exceptionally well in 2010. We captured significant market share in fixed income in the U.S.A. and thus, for the first time, advanced to No. 1 in this business, according to Greenwich Associates. Chart 02–6 Our equities and commodities businesses benefited from sustained high demand. Thanks to our innovative structuring platform across asset classes, we can provide our clients with customized products that precisely fit their needs. We discontinued our dedicated proprietary equity trading business.

We had a record year in fixed income in 2010. In our foreign exchange sales and trading business, we consolidated our position as the global leader for the sixth consecutive year, according to Euromoney's benchmark industry poll. Our money markets and interest rates businesses, which won several awards from Risk magazine, played a significant role in generating revenues. We worked in close cooperation with our clients on innovative solutions, for example, to hedge a German automobile company's risk from increasing life expectancy (longevity risk) for its pension liabilities. Chart 02–7

02–7
Markets: maintaining our position as world leader in foreign exchange
Ranking in peer comparison


1 1 1 1 1
1
3
06 07 08 09 10

Source: Euromoney FX Poll

Our business in flow and structured credit products recovered markedly in 2010, while we further reduced legacy asset positions. Emerging markets debt performed well as capital flows continued to move into emerging economies and we benefited from our global presence. In commodities we delivered a very strong performance, despite the difficult market conditions in 2010.

Our equities business continued its recovery that started in 2009. For the third year in a row, we were named the world's best prime broker by Global Custodian magazine based on a survey of hedge funds. We continued to invest in our cash equities business, particularly in electronic trading in the U.S.A. and Asia. Our equity derivatives trading business continues to focus on the high volume products that our institutional clients demand.

The economic outlook for our Markets Business Division remains uncertain. We are, however, convinced that we are well prepared for a variety of market conditions and the regulatory changes to come thanks to our broadly diversified business model.

Awards 2010

Awards 2010

International Financing Review
"Derivatives House of the Year"
for the fifth time in six years
Euromoney
"Best Global Investment Bank"
"FX Poll–No. 1 FX Bank"
for the sixth consecutive year

Risk
"Derivatives House of the Year"
for the third time since 2003
"Bank Risk Manager of the Year"
Global Custodian
"No. 1 Global Prime Broker"
for the third consecutive year
Greenwich Associates
"No. 1 in U.S. fixed income"

02–8
Corporate Finance:
now among the world's top 5
Ranking in peer comparison


5
10
7
8
8
7
5
06 07 08 09 10

Source: Dealogic, based on fees

Our **Corporate Finance** Business Division is responsible for mergers and acquisitions (M&A), including advisory; debt and equity issuance; and capital markets coverage of large and medium-sized corporations. Regional and industry-focused teams ensure the delivery of our entire range of financial products and services to our clients.

In 2010, the business division significantly improved its competitive position. Under difficult market conditions, Corporate Finance achieved its goal of becoming a top five global provider, according to Dealogic, based on estimated fees. In the past year, no other bulge bracket bank has gained more market share in this area than Deutsche Bank. This success was partly due to the strategic and counter-cyclical investments that we made over the past few years to extend our expertise into key regions and sectors, including the U.S.A., financial institutions and industrial companies. Chart 02–8

Our M&A business made considerable progress in 2010, rising to fifth place in the global rankings from No. 9 in the previous year. We ranked No. 1 in Europe and doubled our market share in the U.S.A. Cross-border M&A transactions, where we hold a leading position, contributed significantly to this increase. Crucially, we advised on these not only across the world's developed markets, but also into emerging markets in the energy, pharmaceuticals and consumer goods sectors.

Our origination business performed strongly thanks to higher volumes, although the market remained turbulent throughout the year due to concerns about the sovereign debt of a few countries.

In our Equity Capital Markets business, we succeeded in capturing market share, even with high market volatility. We were the only bulge bracket bank to do so in 2010, and the only one to participate in the three biggest equity issues of the year. Our Equity Capital Markets business moved up in the global and U.S. rankings to fifth place, and in Europe, Middle East and Africa (EMEA) we regained the No. 1 position. Chart 02–5

Our debt origination business grew strongly in 2010 in the underwriting of both investment grade and high yield bonds. We are ranked No. 4 globally in both investment grade and high yield and in EMEA we are ranked No. 1 and 2 respectively. In leveraged finance, we approved selected loans where the risks and rewards made economic sense. Awards 2010

Awards 2010

International Financing Review
"EMEA High Yield Bond House"
Finance Asia
"Best High Yield Bond House"
Financial News
"DCM House of the Year"

02–9
Global Transaction Banking: leader in euro clearing
Market share in %


21.1 21.1
20
18.7
17.4
16.6
10
0
06 07 08 09 10
* 1 1 1 1 1

* Ranking in peer comparison
Source: Bundesbank – „Target2 Germany"

Global Transaction Banking

The Global Transaction Banking (GTB) Corporate Division delivers a comprehensive range of commercial banking products and services for corporate clients and financial institutions, including domestic and cross-border payments, professional risk management and international trade financing. GTB also provides trust, agency, depositary, custody and related services. GTB consists of Cash Management for Corporates and Financial Institutions, Trade Finance and Trust & Securities Services.

GTB generated record revenues in 2010. It succeeded in growing market share in key business segments, while continuing to invest in new products and technologies and expand its network of business locations. Through the further integration with CIB, we began to maximize additional opportunities with our clients. We completed the acquisition of parts of ABN AMRO's commercial banking activities in the Netherlands on April 1, thereby gaining 33,000 new clients and started the integration process.

In our Cash Management business, we maintained our leading position in euro clearing, and continued to be one of the top US dollar clearing banks. We increased the number of our clients and mandates by expanding our business operations into new industries and segments. We were successful in building on our leading position with financial institutions. Chart 02–9

Our Trade Finance business delivered a strong performance in 2010, helped by growth in world trade volumes. Our clients continued to demand products and services to reduce risk. We were able to significantly expand our flow business in financing international imports and exports as well as structured trade finance, where we work together with export credit agencies and private risk insurers.

In 2010, Trust & Securities Services successfully integrated Dresdner Bank's third-party securities lending business, acquired in 2009. We expanded our custody business to include the Kingdom of Saudi Arabia and our third-party alternative fund administration business doubled the assets it administered. Furthermore, we retained our top three position in the traditional debt and structured finance services businesses, including achieving the No. 1 position as trustee for U.S. Asset Backed Securities. Awards 2010

Awards 2010

The Banker
"Cash Management House of the Year"
Euromoney
"Best Cash Management House in Europe"
Trade Finance
"Best Trade Bank in Europe"
"Best Short-Term Trade Finance Bank"

Clients – Private Clients and Asset Management

Sustained positive momentum

02–10
Asset Management:
regional split of invested assets
Total of 549.9 € bn. end of 2010


223
Americas
244
Germany
25
Asia/Pacific
34
Europe (excl. Germany, United Kingdom)
25
United Kingdom

Figures rounded

The Private Clients and Asset Management Group Division (PCAM) comprises Deutsche Bank's investment management business for both private and institutional clients, together with our traditional banking activities for private individuals and small and medium-sized businesses.

For PCAM, 2010 was a year in which we carried out two acquisitions of strategic importance, setting the course for our future development. With the acquisition of Sal. Oppenheim Group and the majority stake in Deutsche Postbank AG, we expanded once again our leading position in our home market, Germany. Despite the charges that came with these steps, the PCAM Group Division raised its earnings in an increasingly favourable environment. Total assets under management rose by €299 billion to €1,179 billion. Of this aggregate figure, €115 billion are attributable to Sal. Oppenheim, including BHF Bank, and €105 billion to Postbank.

PCAM consists of two corporate divisions: Asset and Wealth Management and Private & Business Clients.

Asset and Wealth Management

The Asset and Wealth Management Corporate Division comprises two business divisions: Asset Management and Private Wealth Management. Asset Management provides retail and institutional investors with a range of traditional and alternative investment products or tailored investment solutions. Private Wealth Management serves the banking needs of wealthy individuals and families around the world.

In 2010, the **Asset Management** (AM) Business Division succeeded in increasing its contribution to profits. This reflected the successful completion of our restructuring, which resulted in improved conditions for our Asset Management business and a further recovery of the markets. AM's business strategy remains aligned with seven 'megatrends'-macro industry trends we identified several years ago that we believe are transforming the investment management business.

Excerpt from segment reporting (Private Clients and Asset Management[1])

The Private Clients and Asset Management Group Division recorded income before income taxes of €1.0 billion in 2010, compared with €0.7 billion in 2009. In the Asset and Wealth Management Corporate Division, income before income taxes was €0.1 billion (2009: €0.2 billion), including a loss related to Sal. Oppenheim/BHF. In the Private & Business Clients Corporate Division, income before income taxes increased to €0.9 billion (2009: €0.5 billion). This development reflects higher revenues, mainly resulting from the first-time consolidation of Postbank and from deposits and payment services. Noninterest expenses in Private & Business Clients increased compared to 2009, predominantly driven by the consolidation of Postbank. Excluding this effect, noninterest expenses decreased, largely as a result of lower severance payments.

in € m.	2010	2009
Net revenues	10,043	8,261
Total provision for credit losses	789	806
Noninterest expenses	8,258	6,803
Income before income taxes	989	**658**
Return on equity (pre-tax) in %	9	8
Risk weighted assets	127,827	49,073
Assets	412,477	174,739

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2010 (Management Report).

02–11
Asset Management:
product mix by invested assets
Total of 549.9 € bn. end of 2010


46
Alternative investments including real estate
151
Non-affiliated insurance assets
178
Retail funds
175
Institutional business

Figures rounded

Asset Management comprises four major businesses: retail, in which DWS Investments serves the needs of individual investors and retirement accounts; institutional, in which DB Advisors manages assets for clients such as pension funds, corporations, sovereign wealth funds and governments; insurance, in which Deutsche Insurance Asset Management concentrates on the investment and advisory needs of insurance companies; and alternatives, led by RREEF, one of the world's largest real estate investment managers. Furthermore, we are active in other alternative areas through DB Climate Change Advisors, DB Private Equity and RREEF Infrastructure. At the end of 2010, AM had assets under management of €550 billion in total (2009: €496 billion).
Chart 02–11

Retail Investors
DWS Investments (DWS) is the leading provider in Germany of investment funds and fund-based pension products for private clients. Based on market share, DWS remained the number-one mutual fund company in its home market, and among the top ten mutual fund providers in Europe. Globally, AM managed assets of €178 billion at the end of 2010 for retail investors, which was an increase of €13 billion on the previous year. DWS was again the recipient of numerous awards throughout the year for investment performance and client service. And as it grows its global footprint, in the U.S.A., DWS has attracted positive inflows based on net sales of its funds in short-term fixed income, municipal bonds and commodities. And in Japan we were very successful, for example, with three new investment funds, each with a volume of more than €1 billion.

Institutional asset management
By the end of 2010, DB Advisors managed assets of €175 billion (2009: €173 billion) and firmly established itself as one of the world's five-largest providers of fixed-income investment solutions. We continued to innovate our investment solutions, introducing a fixed-income climate change fund and a Floating Rate NAV product. Furthermore, in 2010 we acquired Henderson Global Investors' sterling money market fund.

Asset management for insurance companies
Deutsche Insurance Asset Management (Deutsche Insurance) again grew strongly in 2010. With a market share of 17% and assets under management of €151 billion at the end of 2010, representing a €36 billion rise over 2009, Deutsche Insurance is the second-largest asset manager in this segment. For the third year in a row, Reactions magazine awarded us the title "Best Global Insurance Asset Manager", and for the second consecutive year we were the magazine's "Best Insurance Asset Manager" in London. During 2010, we also integrated the insurance business of Oppenheim VAM Kapitalanlagegesellschaft mbH, with assets of around €10 billion, and increased our focus on insurance companies in Europe.

02–12
Private Wealth Management: higher invested assets
At year end in € bn.


300
150
0
189
194
164
190
275*
06
07
08
09
10

* thereof Sal. Oppenheim €67 bn.

Real estate and other alternative investments
RREEF, a highly respected real estate investment specialist in its field, managed assets of €37 billion at the end of 2010. With a recovery underway in real estate, the majority of RREEF funds performed positively, and our two open-end real estate funds in Germany "grundbesitz europa" and "gundbesitz global," achieved top rankings.

In addition to RREEF, AM's other alternative investment areas were active in 2010. DB Climate Change Advisors continued to solidify its position in climate change-related investing, especially as institutional investors began to display an increased interest in climate change research and investment strategies with a commitment to sustainability.

DB Private Equity, which focuses on primary and secondary fund investments for institutions and high-net-worth individuals, successfully integrated three existing business units: Private Equity Group from Deutsche Bank's Private Wealth Management division; the secondary market team from RREEF; and the former Sal. Oppenheim Private Equity Partners. Operating globally with assets under management of €2.4 billion at the end of 2010, DB Private Equity is now number five in Europe and number one in Germany in the fund-of-funds business.

Our RREEF Infrastructure business continued to grow. With assets of approximately €6.1 billion under management, we ranked number four among the world's largest infrastructure investment managers. Over the course of 2010, we completed our first renewable investment by acquiring stakes in three wind farms in Spain.

Our **Private Wealth Management** (PWM) Business Division is a world-leading wealth manager with tailored financial services for wealthy clients, trusts and foundations as well as select institutional investors. We completed the acquisition of Sal. Oppenheim in March 2010, further strengthening our position in Europe and our now undisputed market leadership in Germany. Nearly 4,600 employees at 109 locations in 30 countries provide coverage to our demanding clientele. At the end of 2010, PWM including Sal. Oppenheim, but excluding BHF-Bank, managed total invested assets of €275 billion (PWM 2009: €190 billion). PWM's business results in 2010 neared their pre-crisis levels, after a decline in 2008 and 2009 as a result of the financial crisis. Chart 02–12

Good financial markets and the return to more equity driven client investment as well as increased lending contributed to PWM's recovery. We continued to strengthen our ultra high net worth and high net worth offerings, particularly through closer cooperation with other business divisions within the Group. This supported our additional focus and success with the ultra high net worth client segment.

The Private Wealth Management business performed very strongly in our German home market in 2010. We succeeded in attracting €5 billion in net new money, while increasing revenues. We were ranked first in 20 categories in Euromoney's Private Banking and Wealth Management Survey; this reflects our exceptional competitive edge in this market.

02–13
Private & Business Clients: strong growth in client deposits as a result of Postbank acquisition
Savings, time and sight deposits in € bn. at year end


250
125
0
234*
118
116
96
72
06
07
08
09
10

* thereof Deutsche Postbank AG 118 € bn.

PWM also achieved significant progress in the realignment and integration of Sal. Oppenheim during 2010. We focused the business on asset and wealth management, reorganized the management team, reduced risk-weighted assets and expenses, and reinforced control functions.

With steady asset inflows, PWM in the United Kingdom successfully expanded its revenues in 2010 by more than 20%. We also benefitted from the turnaround of our U.S. business, where our revenues grew by 16% in 2010.

During the course of the year, PWM reorganized its regional management structure in order to best capture local business opportunities in mature and developing markets. Furthermore, we expanded our businesses in key growth markets in Latin America, the Middle East, Russia and Asia.

In line with the Group's strategic priorities, PWM continued to expand its business in the Asia Pacific region. As a result we increased revenues by 25% over 2009. For the fourth consecutive year, we won Asiamoney's award for the "Best Private Bank in India".

PWM remains committed to creating sustainable value by providing first class wealth management services to meet the needs of our clients around the world.

Private & Business Clients

Deutsche Bank's Private & Business Clients Corporate Division (PBC) provides branch banking and financial services to private customers, self-employed clients as well as small and medium-sized businesses internationally. We hold the leading position in our home market, Germany. PBC's product range includes payment and current account services, investment management and retirement pension planning, mutual funds and securities, as well as loans to individual private clients and businesses.

PBC operates 2,860 branches in Germany, Italy, Spain, Belgium, Portugal, Poland, India and China, thereof 1,108 Postbank branches. In addition, PBC works with independent financial advisors. We also leverage our sales potential through cooperation agreements with renowned partners, such as the largest automobile association in Germany, ADAC, and the financial services division of Spain's postal service, Correos. In some countries, for example, Germany and Poland, our market presence comprises multiple brands.

In 2010, PBC significantly increased it operating results compared to 2009. Key contributions to this increase came from higher securities brokerage revenues and a record performance in deposits and payments. We also benefited from the efficiency enhancement measures we introduced back in 2009 as well as our significantly lower risk costs.

In our home market, Germany, we took an historic step in 2010 to further strengthen our position in the private clients business: We acquired a majority stake in Deutsche Postbank AG, which we consolidated on our balance sheet in December. Postbank is thus now part of our retail banking franchise. The two banks' customer groups complement each other ideally. Postbank's integration into Deutsche Bank Group will be facilitated by the cooperation we launched back in 2009 in distribution and sales, purchasing and information technology – a cooperation that has already exceeded our expectations.

02–14

Private & Business Clients: considerable increase in the number of branches in Germany

Total of 2,052 at year end 2010


61
Berliner Bank
94
norisbank
1,108
Postbank
789
Deutsche Bank

In Germany, PBC now provides banking coverage to a total of 24 million clients, with more than 2,000 branches at their disposal and over 35,000 staff at their service. Through the Postbank acquisition, we are deploying a massive reinforcement to our multi-brand strategy. With two independent and ideally established nationwide brands on the market, we can now provide all the different customer groups in Germany with the products and services that best suit their banking needs. In Europe, too, we are among the leading banks in terms of revenues and customer deposits.
Chart 02–14

In 2010 Berliner Bank, our regional brand in Berlin, migrated to our IT platform, resulting in a clear modernization benefit. 2010 also saw positive developments in norisbank, which received several awards for its account services.

In Deutsche Bank's branch banking business, we delivered a strong earnings increase in 2010. And we launched a program for the ongoing development of our advisory service. With a special focus on client satisfaction, we aim to improve the quality of our services, as the key factor in our competitive market. We also changed our operational management control with the result that we now measure our success to an equal extent in terms of both the added value to our clients and our profitability or the added value for shareholders. The mobile sales force of approximately 1,400 independent financial advisors was realigned with the aim of achieving higher quality.

Strong growth was also seen in the other European PBC countries. Revenues increased in all product categories, and risk costs declined significantly in our lending business. PBC Poland successfully returned to profitability thanks to a restructuring of its business model.

In 2010, we continued the expansion of our presence in Asia. For example, we are increasing our stake – subject to regulatory approval – in Hua Xia Bank in China, from 17.1% to 19.99%. In India, we remained right on track during 2010 and now provide banking coverage at 15 branches to over 415,000 clients.

Clients – Corporate Investments

Shareholding in Deutsche Postbank AG transferred to Private & Business Clients Corporate Division

02–15

Corporate Investments: development of carrying value of investments

In € bn. at year end


30
15
0
10.4
9.9
17.3
24.6
14.9
06
07
08
09
10

The Corporate Investments Group Division (CI) manages Deutsche Bank's global principal investment activities. These include certain credit exposures, certain private equity and venture capital investments, certain corporate real estate investments, our industrial holdings and certain other non-strategic investments. Chart 02–15

As at the end of 2010, CI managed €3.0 billion of assets relating to equity investments, including our stake in the port operating company Maher Terminals and The Cosmopolitan of Las Vegas. Maher and Cosmopolitan are not part of our core business, are therefore held for investment purposes on a temporary basis.

Following our acquisition of a majority stake in Deutsche Postbank AG we transferred this investment to our Private & Business Clients Corporate Division in December 2010.

At year end, the other investments amounted to €11.9 billion. In the course of 2010, the liquidity facility for Deutsche Pfandbriefbank AG (formerly Hypo Real Estate Bank AG) amounting to €9.2 billion, in which we participated in December 2009, was fully repaid. The last repayment was made in December 2010, at which point we participated in a new liquidity facility for FMS Wertmanagement Anstalt des öffentlichen Rechts, the winding-up agency of the Hypo Real Estate Group, by subscribing to fully ECB-eligible notes in the amount of €6.4 billion.

Excerpt from segment reporting (Corporate Investments[1])

The Corporate Investments Group Division reported a loss before income taxes of €2.6 billion in 2010 (2009: profit of €0.5 billion). This result was mainly attributable to a Postbank-related charge of €2.3 billion, which was recorded in the third quarter.

in € m.	2010	2009
Net revenues	(2,020)	1,044
Total provision for credit losses	(4)	8
Noninterest expenses	637	581
Income before income taxes	(2,649)	**456**
Risk weighted assets	4,580	16,935
Assets	17,766	28,456

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2010 (Management Report).

Clients – Central Infrastructure
The executive arm of the Management Board

02–16
Stable Tier 1 capital ratio at high level
In % at year end


14
7
0
8.5
8.6
10.1
12.6
12.3
06[1]
07[2]
08[3]
09[3]
10[3]

[1] based on IFRS
[2] based on IFRS, Basel I
[3] based on IFRS, Basel II

Our central infrastructure departments support the Management Board in performing its executive duties through their strategy, risk management and control functions. Most of the corresponding processes are globally integrated into the business divisions where our banking operations are located, but have their own independent reporting lines. This mode of operating has long been a key element of our leadership and organizational culture and once again proved to be successful during 2010.

The central infrastructure area comprises Finance, Audit, Tax, Legal, Risk & Capital, Investor Relations, Communications & Corporate Social Responsibility, Human Resources, Group Strategy & Planning, Corporate Insurance and DB Research.

Current requirements
The impact of the global financial and economic crisis, tighter regulatory requirements as well as the preparations for and conclusion of our strategic acquisitions demanded an extraordinary workload from our employees in 2010. All of the departments involved worked together closely to meet the wide-ranging challenges.

The Treasury team within Legal, Risk & Capital ensured that Deutsche Bank retained ample liquidity reserves and broad access to debt capital and retail funding markets at all times in 2010. We increased our equity capital through a €10.2 billion rights issue, the biggest ever in German banking history, primarily for the acquisition of Deutsche Postbank.

Broad-based support
One of the key areas that our Finance team concentrated on was the ongoing development of our value-based management concept, which focuses on total shareholder return. We use this method to make the factors driving shareholder value transparent to our senior management.

In 2010, Group Strategy & Planning supported the Management Board in the implementation of Phase 4 of our Management Agenda and was closely involved in carrying out our strategic acquisitions. By conducting studies of economics-related topics, including energy, innovation and sustainability, and by identifying new fields of business, DB Research provided key information to the Management Board, the business divisions and our clients.

One of the primary aims of our Human Resources organization was to continue to position Deutsche Bank as an "employer of choice". Our goal is to recruit and retain the most talented people. In the year under review, we devoted special attention to talent management, adjusting our compensation structure and increasing the ratio of women in senior management positions.

Staff
Growth through acquisitions

02 – 17
Staff numbers
In thousands at year end*


100
50
0
68.8
78.3
80.5
77.1
102.1*
06
07
08
09
10

* Full-time equivalent
* thereof Postbank 20.4 thousands

The number of (full-time) staff employed by Deutsche Bank Group rose in 2010 by 25,009 to 102,062. This increase was mainly due to two acquisitions in Germany. After adjustment for the net effect of these consolidations and a number of resales, the headcount grew only slightly by 222 employees. Chart 02 – 17

In our Corporate & Investment Bank Group Division, staff numbers rose by 1,752 in 2010 (+12%). This can mostly be linked to the purchase of parts of ABN AMRO's commercial banking activities in the Netherlands. In Private Clients and Asset Management, the number of staff grew by 72% from 30,611 to 52,584. This increase is primarily attributable to the first-time consolidation of Postbank with 20,361 employees. Deutsche Bank gained another 3,675 staff members through the acquisition of Sal. Oppenheim Group.

We have expanded our established service centres, especially in India, the Philippines, the UK and the USA. Staff numbers in these service centres increased by approximately 1,200 in 2010. The headcount in the other infrastructure areas remained – on balance – unchanged from 2009.

Changed personnel structure
Deutsche Bank's regional personnel structure has seen a marked shift as a result of the acquisitions: The percentage of staff working in Germany rose from 35.5% (2009) to 48.3%.

Securing the next generation of staff continues to be one of our priorities. In 2010, we hired 634 apprentices, increasing the total number to 1,437 at the end of 2010 (figures exclude Postbank). During this period, 721 university graduates joined the bank (excluding Postbank). For a number of years now, we have been offering interns with high potential a compact development program enabling them to gain practical insight to selected business areas through lectures and workshops. In 2010, over 600 students from around the world took part in this summer internship program.

An employer of choice
Attracting, engaging and retaining the best talent is of prime importance to the bank. In 2010 we targeted potential applicants directly through our "Agile minds" marketing campaign. We regularly conduct surveys and comparative studies to measure our attractiveness to talented individuals.

To help our employees to lead active professional lives for as long as possible, we offer health checks and flexible working hours, also in our own interests. These initiatives have been very well received: some 8,700 staff members across Germany have already taken part in our health-check program for all employees aged 40 and above. In addition, since 2010 a general smoking ban has been in force in all Deutsche Bank premises in Germany. In 2010, Deutsche Bank was awarded the "Career and Family" certificate for the second time by the charitable association Hertie Foundation (Germany) for its family-friendly HR policies.

02–18
Employee Commitment Index*
Index ceiling = 100


80
77
74
74
71
68
60
06 07 08 09 10[1]

* Annual, anonymous survey within Deutsche Bank by an independent institute
[1] Excluding Deutsche Postbank

Since 2010, Deutsche Bank employees in Australia, China, Japan, Singapore and Sri Lanka have been able to opt for different forms of flexible working, and there are plans to extend these arrangements across the Asia-Pacific region in future. This increases our competitive edge in the fast-growing and demanding market for competent staff.

A new maternity coaching initiative was launched in Asia to guide women through the transitions from career to parental leave and back again.

The commitment index, a measure of staff loyalty to the company based on an anonymous Group-wide survey performed by an independent institution for more than ten years, remained strong in 2010 at 74 points. That is the second highest result since the survey began, indicating that employees continue to closely identify with the bank and are particularly willing to put in a strong performance. The slight reduction in comparison to the record of 77 points in 2009 primarily reflects an easing of tension or return to normality after the financial crisis. Chart 02–18

Compensation structure adjusted to new regulations

In 2010 Deutsche Bank regularly participated in the ongoing discussions on compensation practices and regulatory requirements, especially in Europe. Initiatives by regulators and various governmental measures around the globe have imposed new or enhanced mandatory requirements for compensation structures within the financial industry.

In accordance with the voluntary self-commitment to comply with the Financial Stability Board (FSB) Principles on sound compensation, and in reponse to the circular published by the German regulator BaFin in late December 2009, Deutsche Bank was one of a small number of global financial institutions to publish a separate Compensation Report in March 2010. This report on our amended compensation concept, which contained some previously unpublished information, was commended as exemplary by the Committee of European Banking Supervisors (CEBS) in June.

On October 13, 2010, the Compensation Regulation for Institutions came into effect in Germany. This transposes the new European Capital Requirements Directive 3. In December, the CEBS published guidelines on these requirements. In March 2011, Deutsche Bank issued its second Compensation Report along with its Annual Report for 2010 ▸ www.deutsche-bank.de/ir/en. This states that our current compensation system fully meets the requirements applicable since the beginning of 2011. Our report helps further increase transparency as regards compensation practices at Deutsche Bank. So as compensation becomes more strictly regulated at European banks while many other countries have made considerably less progress in this respect, the issue of a global level playing field in compensation is becoming increasingly urgent.

Global Share Purchase Plan for employees

On April 1, 2010, we launched a new Global Share Purchase Plan allowing all authorized employees to purchase Deutsche Bank shares in monthly instalments of at least €25 and a maximum of €125 over a period of one year. The bank then matches the acquired shares in a ratio of one to one up to a maximum of ten free shares, provided the staff member remains employed by Deutsche Bank Group for another year. At the end of the year, the plan was in place in a total of 27 countries.

02 – 19
Return from parental leave
In % in Deutsche Bank Group Germany


80
40
0
74
77
81
79
79
06
07
08
09
10¹

¹ Excluding Deutsche Postbank

Identifying and developing potential

To identify and nurture talent, we run talent reviews in all businesses and divisions throughout the bank. One particular focus in 2010 was on training our managers to enable them to better identify, support and encourage talented individuals.

Deutsche Bank continually expanded its training curriculum in 2010. This includes topics such as leadership and management, business and finance as well as team and interpersonal skills. For our most promising employees, we provide individual coaching and training.

Culture of diversity

Diversity is an integral part of our corporate culture. At the same time, it is an important success factor in a global bank. We can only live up to our promise to perform if our employees are able to realize their full potential, regardless of their nationality, religious beliefs, race, sexual orientation, gender, age or ethnic background. Socially and culturally mixed teams are an advantage when it comes to providing our diverse client groups with innovative services tailored to their needs. We firmly believe that bringing different perspectives and backgrounds together in an inclusive, open environment improves the quality of work.

In the reporting year, we offered diversity training sessions to managers to raise their awareness of unconscious biases they may have. The regional diversity councils formed in 2009 and led by the CEOs at international locations proved effective and were expanded.

Deutsche Bank won various awards in recognition of its family benefits and flexible working policies which help employees balance career and family. In the United States, it was voted one of the 100 Best Companies for Working Mothers and was winner of the Dave Thomas Foundation for Adoption Award. In the UK, the bank was named Top Employer for Working Families in the financial services sector with a special commendation for support of women before and during maternity leave as well as when they return to work. It was also voted one of the Top 25 Most LBGT Friendly Corporations by the International Gay & Lesbian Chamber of Commerce. In the Corporate Equality Index set up by The Human Rights Campaign the bank was given a perfect score of 100%.

During 2010 one gender diversity target was to promote the professional development of women and their representation in senior positions across Deutsche Bank. This was also the aim of the ATLAS (Accomplished Top Leaders Advancement Strategy) program founded in 2009 and sponsored by Management Board Chairman Josef Ackermann. ATLAS turned in first encouraging results in 2010, with 30% of the initial group of participants moving into new or expanded roles.

As part of the Women Global Leaders program in 2010, we held a one-week seminar for the first time at the INSEAD Business School near Paris for 34 selected female Directors, which met with great success. Furthermore, we now have an active Senior Women's Advisory Board operating in Germany, equivalent to the boards already established in the UK and the USA, with the aim of making women in management a higher priority at the bank.

Society
Building social capital

02–20
Global social responsibility: investments by area of activity
2010 total of € 98.1 m.


4%
Corporate Volunteering
22%
Art & Music
38%
Social Investments
36%
Education

Deutsche Bank was one of the main initiators and first signatories of the "Code of Responsible Conduct for Business", launched in November 2010 by 21 German companies. With this code, we intend to integrate social responsibility even more closely in our business processes and duly consider it in all our decisions.

For us, corporate social responsibility means more than just donating money: we want to build social capital – also for our own good. In the year under review, the bank and its staff took part in a wide range of social projects both in Germany and abroad. We invested nearly €100 million – more than ever before – in educational, social, art and music projects, in addition to employee volunteering activities. Chart 02–20

Sustainability: Ensuring viability

Deutsche Bank has been committed to the general principle of sustainable development and consistently implements it along the accepted environmental, social and governance dimensions of sustainability. On the way to full carbon-neutrality of our operations from 2013 onwards we achieved our annual carbon reduction objective for 2010. We moved back into our headquarters in Frankfurt which after a 3-year retrofit programme are now one of the most environment-friendly skyscrapers worldwide. The bank's internal guidelines for risk management have been expanded by a "Green Filter" tool in order to include the carbon impact of transactions in our decision processes. Our commitment to sustainability is documented in particular by our long-time membership in the UN Global Compact and the signing of the Principles for Responsible Investment (PRI) of the United Nations.

The Global Metro Summit in 2010, organized by Deutsche Bank's Alfred Herrhausen Society, focused on stable and sustainable economic concepts for metropolitan regions. The conference expands the Urban Age network, first established in 2005, providing a forum for international experts to discuss the challenges facing the world's mega cities.

Education: Enabling talent

Even today, it is not talent but social origin which, in many cases, determines a person's educational advancement. Deutsche Bank is strongly committed worldwide to equality of opportunity and the fair promotion of talent. In 2010 we launched "FairTalent", an initiative that provides targeted individual assistance to underprivileged, but highly talented children. Deutsche Bank employees also serve as mentors to the young people taking part.

In order to intensify the exchange between the academic and business world, Deutsche Bank has established a chair of finance at Bocconi University in Milan and at the Luxembourg School of Finance. Moreover, we facilitated a new professorship at the House of Finance at Goethe University in Frankfurt and significantly increased our financial support for the European School of Management and Technology in Berlin.

02–21
SAM sustainability rating: increasing our lead over global average
Difference in basis points


35
25
15
30
26
21 21
19
06 07 08 09 10[1]

[1] Deutsche Bank 2010: 80 of 100 points
Global average 2010: 50 of 100 points
Source: SAM Research Inc.

Social Investments: Creating opportunity

In 2010 Deutsche Bank successfully completed the Eye Fund, an innovative investment vehicle amounting to U.S.$14.5 million, which provides start-up financing for the expansion of eye care clinics in the world's poorer regions. We support the renewal of infrastructure in economically deprived communities in the United States through loans and investments. For this work, the Federal Reserve Bank awarded us an "outstanding" rating for the 19th consecutive time.

The year was overshadowed by a number of natural catastrophes, among them earthquakes in Haiti and Chile and floods in Pakistan. Deutsche Bank, its foundations, clients and staff together contributed more than €5 million for the people affected by these disasters. Wherever possible, our employees support relief action locally – fulfilling our claim of giving more than money.

Art and Music: Fostering creativity

The Deutsche Bank Collection in the newly renovated Head Office in Frankfurt am Main has been rejuvenated and given a clearer international focus. Around 1,500 artworks by 100 artists from more than 40 countries invite the viewer to embark on a journey through the contemporary global art scene. Our ongoing commitment to art in the workplace at more than 900 Deutsche Bank locations worldwide was honoured by the 2010 Art&Work award.

The work of the Kenyan-born and New York-based artist Wangechi Mutu, selected in 2010 to be our first "Artist of the Year", was the subject of an exhibition at the Deutsche Guggenheim in Berlin. With this new award, we promote aspiring young artists from around the world.

Via an exclusive partnership, Deutsche Bank has enjoyed close links with the Berliner Philharmoniker for many years. In 2010, the orchestra toured Australia for the first time and realized a Zukunft@BPhil project there. Zukunft@BPhil aims to open up new and creative experiences for children and young people and introduce them to classical music through workshops and dance projects. More than 18,000 children and young people have participated in the programme worldwide since 2002.

Corporate Volunteering: Committing ourselves

In the year under review, more than 17,000 of our employees supported over 3,000 community projects around the world. Deutsche Bank supports this personal commitment with either paid leave or donations to the charitable partners.

The Partners in Leadership programme, in which Deutsche Bank senior managers advise school administrators on management issues, was the winner of the "European Employee Volunteering Award - Germany". In the United Kingdom, the bank raised 1 million pounds for the AfriKids programme as part of the "Charity of the Year 2010" initiative. Further information on our corporate social responsibility activities can be found in our "Corporate Social Responsibility Report 2010" and at www.db.com/csr.



Maurice Robinson
Frankfurt

Deutsche Bank has a strong network culture. This brings employees together in such a global and complex organization. It is important for a cross-divisional exchange of ideas, enabling us to produce fast and efficient solutions for clients.

Maurice Robinson,
registrar services GmbH,
Frankfurt am Main
Global Transaction Banking



03 -

Consolidated Financial Statements/Excerpts

For notes and other detailed information (including footnotes), see Financial Report 2010 (Consolidated Financial Statements).

Statement of Income

Statement of Income

in € m.	2010	2009	2008
Interest and similar income	28,779	26,953	54,549
Interest expense	13,196	14,494	42,096
Net interest income	15,583	**12,459**	**12,453**
Provision for credit losses	1,274	2,630	1,076
Net interest income after provision for credit losses	14,309	**9,829**	**11,377**
Commissions and fee income	10,669	8,911	9,741
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,354	7,109	(9,992)
Net gains (losses) on financial assets available for sale	201	(403)	666
Net income (loss) from equity method investments	(2,004)	59	46
Other income (loss)	764	(183)	699
Total noninterest income	12,984	**15,493**	**1,160**
Compensation and benefits	12,671	11,310	9,606
General and administrative expenses	10,133	8,402	8,339
Policyholder benefits and claims	485	542	(252)
Impairment of intangible assets	29	(134)	585
Restructuring activities	–	–	–
Total noninterest expenses	23,318	**20,120**	**18,278**
Income (loss) before income taxes	3,975	**5,202**	**(5,741)**
Income tax expense (benefit)	1,645	244	(1,845)
Net income (loss)	2,330	**4,958**	**(3,896)**
Net income (loss) attributable to noncontrolling interests	20	(15)	(61)
Net income (loss) attributable to Deutsche Bank shareholders	2,310	4,973	(3,835)

Earnings per Common Share[1]

in €	2010	2009	2008
Basic	3.07	7.21	(6.87)
Diluted[2]	2.92	6.94	(6.87)
Number of shares in million[1]			
Denominator for basic earnings per share – weighted-average shares outstanding	753.3	689.4	558.5
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	790.8	716.7	558.6

[1] The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.
[2] Includes numerator effect of assumed conversions. For further detail please see Note 11 "Earnings per Common Share".

Balance Sheet

Assets

in €m.	Dec 31, 2010	Dec 31, 2009
Cash and due from banks	17,157	9,346
Interest-earning deposits with banks	92,377	47,233
Central bank funds sold and securities purchased under resale agreements	20,365	6,820
Securities borrowed	28,916	43,509
Financial assets at fair value through profit or loss		
Trading assets	271,291	234,910
Positive market values from derivative financial instruments	657,780	596,410
Financial assets designated at fair value through profit or loss	171,926	134,000
Total financial assets at fair value through profit or loss of which €91 billion and €79 billion were pledged to creditors and can be sold or repledged at December 31, 2010, and 2009, respectively	1,100,997	965,320
Financial assets available for sale of which €3.9 billion and €0.5 billion were pledged to creditors and can be sold or repledged at December 31, 2010, and 2009, respectively	54,266	18,819
Equity method investments	2,608	7,788
Loans	407,729	258,105
Property and equipment	5,802	2,777
Goodwill and other intangible assets	15,594	10,169
Other assets	149,229	121,538
Assets for current tax	2,249	2,090
Deferred tax assets	8,341	7,150
Total assets	1,905,630	**1,500,664**

Liabilities and equity

in €m.	Dec 31, 2010	Dec 31, 2009
Deposits	533,984	344,220
Central bank funds purchased and securities sold under repurchase agreements	27,922	45,495
Securities loaned	3,276	5,564
Financial liabilities at fair value through profit or loss		
Trading liabilities	68,859	64,501
Negative market values from derivative financial instruments	647,171	576,973
Financial liabilities designated at fair value through profit or loss	130,154	73,522
Investment contract liabilities	7,898	7,278
Total financial liabilities at fair value through profit or loss	854,082	722,274
Other short-term borrowings	64,990	42,897
Other liabilities	181,827	154,281
Provisions	2,204	1,307
Liabilities for current tax	2,736	2,141
Deferred tax liabilities	2,307	2,157
Long-term debt	169,660	131,782
Trust preferred securities	12,250	10,577
Obligation to purchase common shares	–	–
Total liabilities	1,855,238	**1,462,695**

Shareholders' equity

	Dec 31, 2010	Dec 31, 2009
Common shares, no par value, nominal value of €2.56	2,380	1,589
Additional paid-in capital	23,515	14,830
Retained earnings	25,999	24,056
Common shares in treasury, at cost	(450)	(48)
Equity classified as obligation to purchase common shares	–	–
Accumulated other comprehensive income, net of tax	(2,601)	(3,780)
Total shareholders' equity	48,843	**36,647**
Noncontrolling interests	1,549	1,322
Total equity	50,392	**37,969**
Total liabilities and equity	1,905,630	**1,500,664**

Group Five-Year Record

Balance Sheet

in €m.	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Total assets	1,905,630	1,500,664	2,202,423	1,925,003	1,520,580
Loans	407,729	258,105	269,281	198,892	178,524
Total liabilities	1,855,238	1,462,695	2,170,509	1,885,688	1,486,694
Total shareholders' equity	48,843	36,647	30,703	37,893	33,169
Noncontrolling interests	1,549	1,322	1,211	1,422	717
Tier 1 capital	42,565	34,406	31,094	28,320	23,539
Total regulatory capital	48,688	37,929	37,396	38,049	34,309

Income Statement

in €m.	2010	2009	2008	2007	2006
Net interest income	15,583	12,459	12,453	8,849	7,008
Provision for credit losses	1,274	2,630	1,076	612	298
Commissions and fee income	10,669	8,911	9,741	12,282	11,192
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,354	7,109	(9,992)	7,175	8,892
Other noninterest income (loss)	(1,039)	(527)	1,411	2,523	1,476
Total noninterest income	12,984	**15,493**	**1,160**	**21,980**	**21,560**
Compensation and benefits	12,671	11,310	9,606	13,122	12,498
General and administrative expenses	10,133	8,402	8,339	8,038	7,143
Policyholder benefits and claims	485	542	(252)	193	67
Impairment of intangible assets	29	(134)	585	128	31
Restructuring activities	–	–	–	(13)	192
Total noninterest expenses	23,318	**20,120**	**18,278**	**21,468**	**19,931**
Income (loss) before income taxes	3,975	**5,202**	**(5,741)**	**8,749**	**8,339**
Income tax expense (benefit)	1,645	244	(1,845)	2,239	2,260
Net income (loss)	2,330	**4,958**	**(3,896)**	**6,510**	**6,079**
Net income (loss) attributable to noncontrolling interests	20	(15)	(61)	36	9
Net income (loss) attributable to Deutsche Bank shareholders	2,310	4,973	(3,835)	6,474	6,070

Key figures

	2010	2009	2008	2007	2006
Basic earnings per share[1]	€3.07	€7.21	(€6.87)	€12.29	€11.66
Diluted earnings per share[1]	€2.92	€6.94	(€6.87)	€11.80	€10.44
Dividends paid per share in period	€0.75	€0.50	€4.50	€4.00	€2.50
Return on average shareholders' equity (post-tax)	5.5%	14.6%	(11.1)%	17.9%	20.3%
Pre-tax return on average shareholders' equity	9.5%	15.3%	(16.5)%	24.1%	27.9%
Cost/income ratio	81.6%	72.0%	134.3%	69.6%	69.8%
Core Tier 1 capital ratio[2]	8.7%	8.7%	7.0%	6.9%	6.9%
Tier 1 capital ratio[2]	12.3%	12.6%	10.1%	8.6%	8.5%
Total capital ratio[2]	14.1%	13.9%	12.2%	11.6%	12.5%
Employees (full-time equivalent)	102,062	77,053	80,456	78,291	68,849

[1] The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.

[2] Ratios presented for 2009 and 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 ("Basel II") as adopted into German law by the German Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"). Ratios presented for 2007 and 2006 are based on the Basel I framework and thus calculated on a noncomparative basis. The capital ratios relate the respective capital to risk-weighted assets for credit, market and operational risk. Excludes transitional items pursuant to Section 64h (3) German Banking Act.

Chennupati Vidya
Vijayawada



I have never given up channelling my efforts into creating an environment that provides equal opportunities for women and girls. Deutsche Bank has supported our institution VMM in protecting vulnerable children for six years now, and is responsible for visible positive change in the lives of many children.

Chennupati Vidya,
Vasavya Mahila Mandali (VMM),
Vijayawada



04 -

Further Information

Glossary

A

Alpha
Investment return in excess of the benchmark return

Alternative assets/investments
Direct investments in ▸private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and ▸hedge funds.

American Depositary Receipts (ADRs)
Negotiable certificates issued by U.S. banks and representing non-American equities deposited with them. ADRs simplify, reduce the cost of and accelerate trading in the American securities markets.

Asset-backed securities (ABS)
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets ▸Securitization.

Asset Finance & Leasing
Center of competence for offering structured and innovative asset financing solutions for durable and high value assets.

Average active equity
We calculate active equity to make it easier to compare us to our competitors and we refer to active equity for several ratios. However, active equity is not a measure provided for in ▸International Financing Reporting Standards and you should not compare our ratios based on average active equity to other companies' ratios without considering the differences in the calculation. The items for which we adjust the average shareholders' equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the Annual General Meeting.

B

Basel II
Revised capital framework of the Basel Committee which has replaced the former Basel I regulations especially on the calculation of the regulatory risk position.

BIS
Bank for International Settlements domiciled in Basel.

Broker/Brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buy-out
Purchase (in full or in part) of a company or specific corporate activities.

C

Capital according to Basel II
Capital recognized for regulatory purposes according to the Basel Capital Adequancy Accord of 2004 for banks. Capital according to Basel II consists of:
- Tier 1 capital: primarily share capital, reserves and certain ▸Trust preferred securities,
- Tier 2 capital: primarily participatory capital, cumulative preference shares, long-term subordinated debt and unrealized gains on listed securities,
- Tier 3 capital: mainly short-term subordinated debt and excess Tier 2 capital.

Tier 2 capital is limited to 100% of Tier 1 capital while the amount of long-term subordinated debt that can be recognized as Tier 2 capital is limited to 50% of Tier 1 capital.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Collateralized debt obligations (CDOs)
Investment vehicles based on a portfolio of assets that can include bonds, loans or ▸derivatives.

Commercial mortgage-backed securities (CMBS)
▸Mortgage-backed securities (MBS), which are backed by commercial mortgage loans.

Compliance
Entirety of measures adopted to ensure that relevant laws, rules and internal regulations are adhered to and to prevent legal or regulatory sanctions as well as financial or reputational damage.

Corporate finance
General term for capital market-related, innovative financing services to satisfy special consulting requirements in business with corporate customers.

Correlation
Reciprocal relationship between at least two variables (e.g. assets). It can be positive, in which case the variables move in the same direction, or negative when they move in opposite directions. However, correlation says nothing about causality (i.e. cause/effect). Correlation is an important tool used in asset allocation to diversify and/or hedge risks.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit trading
Trading in loan or credit-related products.

Custody
Custody and administration of securities as well as additional securities services.

D

Debt products
Tradable instruments representing a liability or claim with respect to assets of one or more private or public sector entities. The phrase also denotes a broader range of instruments including foreign exchange and commodity contracts.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include ▸Swaps, ▸Options and ▸Futures.

DJSI
Dow Jones Sustainability Indexes are an index family tracking the member companies' ecological and social achievements. Deutsche Bank has been listed in the DJSI World and the DJSI STOXX ever since they were first launched.
▸www.sustainability-index.com

E

Earnings per share
Key figure determined according to ▸International Financing Reporting Standards and expressing a company's net income attributable to its shareholders in relation to the average number of common shares outstanding. Apart from basic earnings per share, diluted earnings per share must also be reported if the assumed conversion and exercise of outstanding share options, unvested deferred share awards and convertible debt and certain forward contracts could increase the number of shares.

Equity capital markets (ECM)
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Euro commercial paper program
Instrument allowing the flexible issuance of unsecured, short-term debt by an issuer. A program may comprise several bond issues over a period of time.

F

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Family office
Financial services which are designed for families with very large and complex portfolios of assets and which protect customers' interests on the basis of absolute independence through optimal management and comprehensive coordination of individual wealth components.

Financial supply chain management
Optimization of financial payments along the supply chain.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

G

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the ▸fair value of the company's individually identifiable assets and liabilities.

H

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and ▸derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

I

International Financial Reporting Standards (IFRS)
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Investment banking
Generic term for capital market-oriented business. This primarily includes the issuing and trading of securities and their ▸derivatives, interest and currency management, ▸corporate finance, M&A advisory, structured finance and ▸private equity.

Investor relations
Investor relations describes the systematic and continuous two-way communication between companies and both current and potential providers of capital. Information is supplied on major corporate events, financial results, business strategy and the capital market's expectations of management. One objective of investor relations activities is to ensure that a company's equity is appropriately valued by the market.

L

Leveraged buy-out
Debt-financed purchase of all or parts of a company or specific activities of a company. Interest and principal payments are financed from the acquired company's future revenues.

M

Management buyout
Purchase of a company's entire outstanding shares by its management, thereby ending the company's listing.

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital.

Mortgage-backed securities (MBS)
Securities backed by mortgage loans. Sub-categories are ▸residential mortgage-backed securities (RMBS) and ▸commercial mortgage-backed securities (CMBS).

O

Option
Right to purchase (call option) or sell (put option) a specific asset (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (▸derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

P

Portfolio
Part or all of one or all categories of assets (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.

Portfolio management
Management and administration of a ▸portfolio of securities for a client. This can involve the continous review of the portfolio and, if agreed with the client, purchases and sales.

Pre-tax return on average active equity
Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as income before income taxes less minority interest, as a percentage of ▸average active equity.

Prime services/brokerage
Suite of products including ▸clearing and settlement, ▸custody, reporting and financing of positions for institutional investors.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Q

Quantitative investments
▸Portfolios of equities, bonds as well as ▸hedge funds. Portfolios are managed in a systematic and regulated framework applying fundamental investment principles. The choice of investment is determined by the processing of large data volumes while applying quantitative methods and techniques.

R

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every exposure associated with an obligor.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with certain personal information and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Residential mortgage-backed securities (RMBS)
▸Mortgage-backed securities (MBS), which are backed by residential mortgage loans.

S

Sale and lease back
Transaction in which one party sells assets such as real estate to another party and at the same time enters into an agreement to lease the assets for a pre-determined period of time.

Sarbanes-Oxley Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to major corporate and accounting scandals. Legislation established standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securitization
Rights evidenced by securities (e.g. shares or bonds). Often replacing loans or financing of various kinds of claims by issuing securities (such as bonds or commercial paper).

Shareholder value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Sharia-compliant
In accordance with Islamic law.

SPAC
(special purpose acquisition company)
Publicly traded buy-out company that raises money in order to pursue the acquisition of an existing company.

Subprime
Used as a term to categorize U.S. mortgages representing loans with a higher expectation of risk.

Sustainability
Denotes the interplay of economy, ecology and social responsibility with the objective of sustainably advancing the basis for human life while preparing it for the future.

Swaps
Exchange of one payment flow for another. Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating). Currency swap: exchange of interest payment flows and principal amounts in different currencies.

T

Trust-preferred securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking supervisory regulations they are part of Tier 1 capital if interest payments are not accumulated in case of losses (noncumulative trust-preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in Tier 2 capital (for example cumulative trust preferred securities).

Trust & Securities Services
Broad range of administrative services for securities. They include, for example, securities custody, trust administration, issuing and paying agent services, depositary bank function for ▸American Depositary Receipts (ADRs).

U

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of International Financing Reporting Standards, the main objective is to provide information useful for making decisions, especially for investors.

Imprint/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 91000
deutsche.bank@db.com

Investor Relations
Telephone: +49 69 91038080
db.ir@db.com

Photos

— Martin Joppen, Frankfurt
page 02
— Andreas Pohlmann, Munich
page 09
— Matthias Ziegler, Munich
pages 09, 10, 20/21, 34/35, 58/59, 64/65 and cover

We will be pleased to send you the following publications relating to our financial reporting

Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2010 and Financial Report 2010.

— **Annual Review 2010**
(German/English)
— **Financial Report 2010**
(German/English)
— **Annual Report 2010 on Form 20-F**
(English)
— **Annual Financial Statements and Management Report of Deutsche Bank AG 2010**
(German/English)
— **List of Advisory Council Members**
(German)
— **Corporate Social Responsibility – Report 2010**
(from May 2011 in German and English)

How to order

E-mail – Internet
service-center@bertelsmann.de
www.deutsche-bank.com/10

Fax
+49 1805 070808

Telephone
+49 1805 802200

Post
arvato logistics services
Bestellservice Deutsche Bank
Gottlieb-Daimler-Strasse 1
33428 Harsewinkel
Germany

Online

All publications relating to our financial reporting are available at:
www.deutsche-bank.com/10

Cautionary statement regarding forward-looking statements:
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 15 March 2011 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

Climate neutral:
This report is climate neutral. The amount of greenhouse gas emissions caused by production and distribution (73 t CO_2 equivalents) has been offset by additional investments in a high quality climate protection project.


MIX
Paper from responsible sources
FSC
www.fsc.org
FSC® C010264

Financial Calendar

2011

April 28, 2011
Interim Report as of March 31, 2011

May 26, 2011
Annual General Meeting in the Festhalle
Frankfurt am Main (Exhibition Center)

May 27, 2011
Dividend payment

July 26, 2011
Interim Report as of June 30, 2011

October 25, 2011
Interim Report as of September 30, 2011

2012

February 2, 2012
Preliminary results for the 2011 financial year

March 20, 2012
Annual Report 2011 and Form 20-F

April 26, 2012
Interim Report as of March 31, 2012

May 31, 2012
Annual General Meeting in the Festhalle
Frankfurt am Main (Exhibition Center)

June 1, 2012
Dividend payment

July 31, 2012
Interim Report as of June 30, 2012

October 30, 2012
Interim Report as of September 30, 2012

Close to our clients


Frankfurt am Main
London
New York

- Branch business with private & business clients
- Branch and/or subsidiary
- Representative offices (only)
- Major regional hubs


Main
Dubai
Tokyo
Singapore

The uncertainty of our times reminds us that we need to be more vigilant and more sensitive to changes while consistently making good use of our opportunities. To benefit everyone: our shareholders, our clients, our employees and society. We need to be financially successful to be a valuable long-term partner for our four key groups of stakeholders. And that is what we intend to be, not only in times like these, but also in the future.

Deutsche Bank took several major steps forward in 2010. We are now in a significantly stronger position than before the crisis and on track to achieve the targets we have set ourselves for earnings and growth. We have invested in these objectives and are working on them with a passion.

Delivering in the face of uncertainty

Our identity

Our mission

We compete to be the leading global provider of financial solutions, creating lasting value for our clients, our shareholders, our people and the communities in which we operate.

Our promise

Excellence — in idea origination and execution, in advice, product and service, delivering one bank with all its resources and capabilities.
Relevant client solutions — understanding diverse client needs, adding value, building trust and commitments that endure.
Responsibility — acting today, thinking about tomorrow, demonstrating transparency and leadership.

Our brand

Deutsche is clear: we are here to perform – in business and beyond. We do this with a unique mix of passion and precision.
This measured approach gives us the confidence to enable agile minds to look beyond the obvious, gaining advantage for everyone we work with.

Deutsche Bank

Financial Report 2010

Passion to Perform



Deutsche Bank

	2009
Share price at period-end[1]	€ 44.98
Share price high[1]	€ 53.05
Share price low[1]	€ 14.00
Basic earnings per share[2]	€ 7.21
Diluted earnings per share[2]	€ 6.94
Average shares outstanding, in m., basic[2]	689
Average shares outstanding, in m., diluted[2]	717
Return on average shareholders' equity (post tax)	14.6 %
Pre-tax return on average shareholders' equity	15.3 %
Pre-tax return on average active equity	15.1 %
Book value per basic share outstanding[3]	€ 52.65
Cost/income ratio[4]	72.0 %
Compensation ratio[5]	40.5 %
Noncompensation ratio[6]	31.5 %
	in € m.
Total net revenues	27,952
Provision for credit losses	2,630
Total noninterest expenses	20,120
Income (loss) before income taxes	5,202
Net income (loss)	4,958
	Dec 31, 2009
	in € bn.
Total assets	1,501
Shareholders' equity	36.6
Core Tier 1 capital ratio[7]	8.7 %
Tier 1 capital ratio[8]	12.6 %
	Number
Branches	1,964
thereof in Germany	961
Employees (full-time equivalent)	77,053
thereof in Germany	27,321
Long-term rating	
Moody's Investors Service	Aa1
Standard & Poor's	A+
Fitch Ratings	AA–

[1] For comparison purposes, the share prices have been adjusted for all periods before October 6, 2010 to reflect the impact of the subscription rights issue in connection with the capital increase.
[2] The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.
[3] Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).
[4] Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[5] Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[6] Noncompensation noninterest expenses which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.
[7] The capital ratios relate the respective capital to risk weighted assets for credit, market and operational risk. Excludes transitional items pursuant to Section 64h (3) German Banking Act.
[8] The Tier 1 capital ratio relates Tier 1 capital to risk-weighted assets for credit, market and operational risk. The Tier 1 capital ratio excludes transitional items pursuant to Section 64h (3) German Banking Act.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

01 –
Management Report and Report of the Supervisory Board

02 –
Consolidated Financial Statements

03 –
Confirmations

04 – Corporate Governance Statement / Corporate Governance Report

05 – Supplementary Information

01 –

Management Report and Report of the Supervisory Board

Operating and Financial Review

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them. Our consolidated financial statements for the years ended December 31, 2010 and 2009 have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft that issued an unqualified opinion.

Deutsche Bank Group

Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 1,906 billion as of December 31, 2010. As of that date, we employed 102,062 people on a full-time equivalent basis and operated in 74 countries out of 3,083 branches worldwide, of which 68 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

Group Divisions

We are organized into the Group Divisions Corporate & Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

Corporate & Investment Bank

In CIB, we carry out our capital markets business including our origination, sales and trading activities in debt, equity and other securities, as well as our advisory, credit and transaction banking businesses. CIB's institutional clients are public sector clients like sovereign countries and multinational organizations, and private sector clients like medium-sized companies and multinational corporations.

CIB is further sub-divided into the Corporate Divisions Corporate Banking & Securities (CB&S) and Global Transaction Banking (GTB).

CB&S includes the Business Divisions Markets and Corporate Finance, which globally carry out our securities origination, sales and trading businesses, as well as our mergers and acquisitions advisory and corporate finance businesses.

GTB includes our product offerings in trade finance, cash management and trust & securities services for financial institutions and other companies.

Private Clients and Asset Management

PCAM is further sub-divided into the Corporate Divisions Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

AWM consists of the Asset Management Business Division (AM) and the Private Wealth Management Business Division (PWM). The global retail mutual fund business of our subsidiary DWS forms part of AM. Furthermore, AM offers a variety of products to institutional clients like pension funds and insurance companies, including traditional investments, hedge funds as well as specific real estate investments. PWM offers its products globally to high net worth clients and ultra high net worth individuals, their families and selected institutions. PWM offers its demanding clients an integrated approach to wealth management, including succession planning and philanthropic advisory services.

PBC offers retail clients as well as small and medium sized business customers a variety of products including accounts, loan and deposit services as well as investment advice. In our German homemarket, we strengthened our leading market position through the acquisition of Postbank. Besides Germany, PBC has operated for a long time in Italy, Spain, Belgium and Portugal, and for several years in Poland. Furthermore, we make focused investments in emerging markets in Asia, for instance in China and India.

Corporate Investments

The CI Group Division manages our global principal investment activities.

Executive Summary

The Global Economy

Following the marked contraction in 2009, with a decline of almost 1 % in global GDP, the world economy grew again by an estimated 4.75 % in 2010. Three factors played a major role in this development: stimuli from expansive monetary and fiscal policies, investments that had been postponed in 2009 and were subsequently made in 2010, and the building up of inventory. However, momentum has slowed since around autumn 2010 as the effect of these factors tailed off.

While the U.S. economy is estimated to have grown by almost 3 % on average during 2010, the eurozone continued to lag behind in the global economic recovery with real growth of just 1.75 %. In some countries of the eurozone, the dampening effects of massive consolidation programs, and structural adjustments, especially in the real estate sector, made themselves felt. In addition, despite financial aid for Greece and Ireland and plans to establish a permanent crisis mechanism, by the end of the year concerns had increased in the financial markets about the long-term solvency of some countries of the eurozone. In line with this, there was a dramatic widening in yield spreads between government bonds from these countries and German government bonds. By contrast, the German economy – supported by strong stimuli stemming from external trade and also from a recovering domestic economy – expanded by 3.6 %, the highest growth rate since reunification. The German labor market continued to develop extremely favorably compared with that of other countries.

The emerging market economies grew by an estimated 7.5 % last year, compared with 2.5 % in 2009. Growth in the Asian emerging markets was probably even close to 9.5 %. In China, where the pace of growth had slowed only slightly in 2009 to 8.7 %, the economy grew by 10.3 % in 2010.

The Banking Industry

Three key issues dominated the global banking sector in the past year – business recovery after the slump during the financial crisis, preparations for the most extensive legal and regulatory reforms in decades, as well as the growing risks associated with high sovereign debt in many industrial countries.

In operating terms, banks made good progress overall, albeit from a low base. In traditional lending business, loan loss provisions reduced significantly, though the absolute burden was still high. At the same time, 2010 saw a stabilization in loan volumes, which had contracted the year before, thanks to a slight rise in demand. This was at least in part attributable to central banks' continuing expansionary monetary policies.

Capital markets business produced mixed results compared with the very good performance of 2009. The volume of corporate and sovereign bond issues fell slightly over the high prior year figure, though high-yield paper issuance volumes rose. Equity issuance stayed robust, with growth especially strong in initial public offerings. The M&A business gained traction, but remained weak. Overall, investment banking saw a return of market participants who had cut back their activities during the financial crisis. This led to more intense competition and narrower margins.

In asset management, banks benefited from rising valuations in most asset classes and from higher inflows. In transaction business they profited from the economic recovery and a dynamic rebound in world trade, nearly to pre-crisis levels.

Despite this growth, the banking industry continued to be only moderately profitable overall, recording single digit returns on equity for the most part. Almost all major European and U.S. banks reported net profits, while the share of unprofitable, smaller banks decreased significantly.

Alongside operating performance, 2010 was shaped primarily by far-reaching regulatory measures planned by legislators and supervisory authorities. The Basel III reform of capital requirements will probably prove to be the most significant change in the long term. The final details have been largely agreed so that the new standards are now set to be implemented in nearly all of the world's major financial markets. It is still uncertain, though, whether implementation of the rules will actually be harmonized throughout each country and what concrete effects the new framework will have on banks' business.

Together with the forthcoming regulatory changes, the banking environment in 2010 was also greatly impacted by the European sovereign debt crisis and fears of a weak recovery or even a relapse of some major economies into recession. While the robust recovery of the global economy over the last few months has brightened the prospects for banks' business, the public debt problems encountered especially by several euro-area countries, and their lack of competitiveness, continued to weigh on market sentiment. These concerns spilled over into the banking sector at times – causing the funding markets for financial institutions in severely affected countries to dry up, and attracting criticism of the extensive cross-border activities of particular European banks as well as generally giving rise to significant financial market volatility.

Deutsche Bank

In this environment, we generated a net income of € 2.3 billion in 2010, compared to € 5.0 billion in 2009, a solid result considering the impact of several significant factors. These factors include, firstly, certain valuation- and integration-related charges from the acquisitions of the commercial banking activities from ABN AMRO in the Netherlands, of Sal. Oppenheim/BHF-BANK and of Postbank, the latter including a charge of € 2.3 billion in the third quarter 2010. Secondly, during the year we invested in the integration of our CIB businesses, in our IT platform and in other business growth initiatives. Thirdly, deferred compensation expenses were significantly higher in 2010 reflecting changes in compensation structures implemented in 2009. Additionally, the aforementioned acquisitions increased our revenue and expenses run rates, as well as our balance sheet, risk weighted assets and invested assets. Moreover, a shift in foreign exchange rates, in particular between the U.S. dollar and the euro, contributed to an increase in our reported euro revenues and expenses, with an overall positive impact on net income.

Net revenues of € 28.6 billion in 2010 were among the highest ever generated by us and increased by € 615 million from € 28.0 billion in 2009. CIB's net revenues increased from € 18.8 billion in 2009 to € 20.9 billion in 2010. Overall Sales & Trading net revenues for 2010 were € 12.8 billion, compared with € 12.2 billion in 2009. This primarily reflects lower mark-downs from legacy positions, lower trading losses in Equity Derivatives as well as increased client activity across flow products and structured solutions in Credit Trading. This was partly offset by the normalization of bid-offer spreads and subdued client activity in Money Markets and Rates. Origination and Advisory revenues increased to € 2.5 billion in 2010 (2009: € 2.2 billion). PCAM's net revenues were € 10.0 billion in 2010, an increase of € 1.8 billion compared to 2009. This development was mainly attributable to the first time consolidation of Postbank as well as the acquisition of Sal. Oppenheim/BHF-BANK. In addition, higher deposits revenues in PBC were driven by improved margins. In AWM, the non-recurrence of impairment charges recognized in 2009 related to RREEF investments, as well as higher fee income in a more favorable market environment, also contributed to the increase. In CI, net revenues in the full year 2010 were negative € 2.0 billion, versus positive € 1.0 billion in 2009. Revenues in both years were materially impacted by our investment in Postbank, including the aforementioned charge in the third quarter 2010 and several positive effects in 2009.

In 2010, provision for credit losses was € 1.3 billion, versus € 2.6 billion in 2009, primarily driven by significantly decreased provisions for assets reclassified in accordance with IAS 39.

Our noninterest expenses were € 23.3 billion in 2010, versus € 20.1 billion in 2009. Half of the increase was attributable to the aforementioned acquisitions in 2010. In addition, compensation expenses in 2010 reflected higher amortization expenses for deferred compensation following the aforementioned change in compensation structures, including the impact of accelerated amortization for employees eligible for career retirement. The remainder of the increase was due to the aforementioned investments in the integration of our CIB businesses, in our IT platform and in other business growth initiatives.

We recorded income before income taxes of € 4.0 billion in 2010, including the aforementioned € 2.3 billion charge taken in the third quarter 2010 related to the Postbank acquisition, compared with € 5.2 billion for 2009. Our pre-tax return on average active equity was 9.6 % in 2010, versus 15.1 % in 2009. Our pre-tax return on average shareholders' equity was 9.5 % in 2010 and 15.3 % in 2009. Diluted earnings per share were € 2.92 in 2010 and € 6.94 in 2009.

The aforementioned shifts in currencies led to an increase in our assets, liabilities and invested assets compared to December 31, 2009. After the successfully completed capital increase, our Tier 1 capital ratio was 12.3 % and our Core Tier 1 capital ratio was 8.7 % as of December 31, 2010. Risk-weighted assets at year-end 2010 were € 346 billion, versus € 273 billion at year-end 2009, largely as a result of € 60 billion attributable to the first time consolidation of Postbank.

The following table presents our condensed consolidated statement of income for 2010 and 2009.

in € m. (unless stated otherwise)	2010	2009	2010 increase (decrease) from 2009 in € m.	in %
Net interest income	15,583	12,459	3,124	25
Provision for credit losses	1,274	2,630	(1,356)	(52)
Net interest income after provision for credit losses	14,309	9,829	4,480	46
Commissions and fee income	10,669	8,911	1,758	20
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,354	7,109	(3,755)	(53)
Net gains (losses) on financial assets available for sale	201	(403)	604	N/M
Net income (loss) from equity method investments	(2,004)	59	(2,063)	N/M
Other income (loss)	764	(183)	947	N/M
Total noninterest income	12,984	15,493	(2,509)	(16)
Total net revenues	27,293	25,322	1,971	8
Compensation and benefits	12,671	11,310	1,361	12
General and administrative expenses	10,133	8,402	1,731	21
Policyholder benefits and claims	485	542	(57)	(11)
Impairment of intangible assets	29	(134)	163	N/M
Restructuring activities	–	–	–	N/M
Total noninterest expenses	23,318	20,120	3,198	16
Income (loss) before income taxes	3,975	5,202	(1,227)	(24)
Income tax expense (benefit)	1,645	244	1,401	N/M
Net income (loss)	2,330	4,958	(2,628)	(53)
Net income (loss) attributable to noncontrolling interests	20	(15)	35	N/M
Net income (loss) attributable to Deutsche Bank shareholders	2,310	4,973	(2,663)	(54)

N/M – Not meaningful

Results of Operations

Consolidated Results of Operations

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Net Interest Income

The following table sets forth data related to our Net interest income.

in € m. (unless stated otherwise)	2010	2009	2010 increase (decrease) from 2009 in € m.	in %
Total interest and similar income	28,779	26,953	1,826	7
Total interest expenses	13,196	14,494	(1,298)	(9)
Net interest income	15,583	12,459	3,124	25
Average interest-earning assets[1]	993,780	879,601	114,179	13
Average interest-bearing liabilities[1]	933,537	853,383	80,154	9
Gross interest yield[2]	2.90 %	3.06 %	(0.16) ppt	(5)
Gross interest rate paid[3]	1.41 %	1.70 %	(0.29) ppt	(17)
Net interest spread[4]	1.48 %	1.37 %	0.11 ppt	8
Net interest margin[5]	1.57 %	1.42 %	0.15 ppt	11

ppt – Percentage points
1 Average balances for each year are calculated in general based upon month-end balances.
2 Gross interest yield is the average interest rate earned on our average interest-earning assets.
3 Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
4 Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
5 Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Net interest income in 2010 was € 15.6 billion, an increase of € 3.1 billion, or 25 %, versus 2009. The improvement was primarily driven by a decrease in interest expenses, mainly due to a shift in liabilities from higher yields, originated in prior years, to current market rates and due to higher market rates at the beginning of 2009. In addition, interest income improved due to an increase in average interest-earning assets by € 114 billion, mainly in Corporate Banking & Securities, which exceeded the increase in average interest-bearing liabilities. These developments resulted in a widening of our net interest spread by 11 basis points and of our net interest margin by 15 basis points.

The development of our net interest income is also impacted by the accounting treatment of some of our hedging-related derivative transactions. We enter into nontrading derivative transactions primarily as economic hedges of the interest rate risks of our nontrading interest-earning assets and interest-bearing liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges of interest rate risks for accounting purposes, the interest arising from the derivatives is reported in interest income and expense, where it offsets interest flows from the hedged items. When derivatives do not qualify for hedge accounting treatment, the interest flows that arise from those derivatives will appear in trading income.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

The following table sets forth data related to our Net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m. (unless stated otherwise)	2010	2009	2010 increase (decrease) from 2009	
			in € m.	in %
CIB – Sales & Trading (equity)	451	1,125	(674)	(60)
CIB – Sales & Trading (debt and other products)	2,912	4,130	(1,218)	(29)
Other	(9)	1,854	(1,863)	N/M
Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	3,354	7,109	(3,755)	(53)

N/M – Not meaningful

Net gains on financial assets/liabilities at fair value through profit or loss decreased by € 3.8 billion, particularly offset by increases in net interest income. In Sales & Trading (debt and other products), Net gains on financial assets/liabilities at fair value through profit or loss were € 2.9 billion in 2010, compared to € 4.1 billion in 2009. This decrease was mainly driven by Money Markets, Rates and Emerging Markets due to less favorable market conditions compared to 2009. Partly offsetting were lower mark-downs from legacy positions in Credit Trading. In Sales & Trading (equity), net gains (losses) on financial assets/liabilities at fair value through profit or loss were gains of € 451 million in 2010, compared to € 1.1 billion in 2009. This decline was mainly driven by Cash Trading, as client activity decreased, partly offset by lower trading losses in Equity derivatives. In other products, net gains on financial assets/liabilities at fair value through profit or loss in 2010 were negative € 9 million, compared to positive € 1.9 billion in 2009. The decrease reflects higher gains related to our stake in Postbank recognized in CI in 2009, gains from derivative contracts used to hedge effects on shareholders' equity, resulting from obligations under share-based compensation plans, recorded in C&A in 2009, and mark-to-market losses on new loans and loan commitments held at fair value from Loan Products in CIB.

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income), and the costs of funding net trading positions are part of net interest income. Our trading activities can periodically shift income between net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies.

In order to provide a more business-focused discussion, the following table presents net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate & Investment Bank.

in € m. (unless stated otherwise)	2010	2009	2010 increase (decrease) from 2009 in € m.	in %
Net interest income	15,583	12,459	3,124	25
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,354	7,109	(3,755)	(53)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,937	19,568	(631)	(3)
Breakdown by Group Division/CIB product:[1]				
Sales & Trading (equity)	2,266	2,047	218	11
Sales & Trading (debt and other products)	9,204	9,725	(521)	(5)
Total Sales & Trading	11,469	11,772	(302)	(3)
Loan products[2]	778	777	1	0
Transaction services	1,497	1,180	317	27
Remaining products[3]	336	240	97	40
Total Corporate & Investment Bank	14,081	13,969	112	1
Private Clients and Asset Management	4,708	4,157	550	13
Corporate Investments	(184)	793	(977)	N/M
Consolidation & Adjustments	331	649	(317)	(49)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,937	19,568	(631)	(3)

N/M – Not meaningful
1 This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the group divisions' total revenues by product please refer to "Results of Operations by Segment".
2 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
3 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

Corporate & Investment Bank (CIB). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading were € 11.5 billion in 2010, compared to € 11.8 billion in 2009. The main driver for the decrease were lower revenues in Money Markets and Rates mainly due to lower bid-offer spreads and subdued client activity as a result of sovereign risk concerns. In addition, net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were down in Emerging Markets, due to less favorable market conditions compared to 2009. Partly offsetting these decreases were lower mark-downs from legacy positions and lower trading losses in Equity Derivatives in 2010 compared to 2009. Loan products were virtually unchanged, while in Transaction services, combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss increased by € 317 million. This increase was attributable to growth across all businesses in Global Transaction Banking (including the aforementioned acquisition). Remaining products increased by € 97 million, mainly in Origination & Advisory.

Private Clients and Asset Management (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 4.7 billion in 2010, an increase of € 550 million, or 13 %, compared to 2009. The increase was mainly driven by the first-time consolidation of Postbank. In addition, the increase included higher net interest income from Credit products as well as from Deposits and Payment services.

Corporate Investments (CI). Combined net interest income and net gains (losses) on financial assets/ liabilities at fair value through profit or loss were negative € 184 million in 2010, compared to positive € 793 million in 2009. The development primarily reflects the non-recurrence of gains recorded in 2009 related to our minority stake in Postbank.

Consolidation & Adjustments (C&A). Combined net interest income and net gains (losses) on financial assets/ liabilities at fair value through profit or loss were € 331 million in 2010, compared to € 649 million in 2009. The main reason for the decrease were gains recorded in 2009 from derivative contracts used to hedge effects on shareholders' equity, resulting from obligations under share-based compensation plans, and higher net interest income on non-divisionalized assets and liabilities, including taxes.

Provision for Credit Losses

Provision for credit losses was € 1.3 billion in 2010, versus € 2.6 billion in 2009. The provision in CIB was € 488 million, versus € 1.8 billion in the prior year, primarily reflecting a significant decrease in the provision for assets reclassified in accordance with IAS 39. The provision in PCAM was € 789 million, including € 56 million from Postbank. Excluding Postbank, the provision was € 733 million, versus € 806 million in the prior year. The development was influenced by measures taken on portfolio and country level. Provision for credit losses in 2009 was positively impacted by changes in certain parameter and model assumptions, which reduced the provision by € 87 million in CIB and by € 146 million in PCAM.

For further information on the provision for loan losses see the "Risk Report – Credit Risk – Movements in the Allowance for Loan Losses."

Remaining Noninterest Income

The following table sets forth information on our Remaining noninterest income.

in € m. (unless stated otherwise)	2010	2009	2010 increase (decrease) from 2009 in € m.	in %
Commissions and fee income[1]	10,669	8,911	1,758	20
Net gains (losses) on financial assets available for sale	201	(403)	604	N/M
Net income (loss) from equity method investments	(2,004)	59	(2,063)	N/M
Other income (loss)	764	(183)	947	N/M
Total remaining noninterest income	9,630	8,384	1,246	15

N/M – Not meaningful

[1] includes:

	2010	2009	in € m.	in %
Commissions and fees from fiduciary activities:				
Commissions for administration	491	392	99	25
Commissions for assets under management	2,833	2,319	514	22
Commissions for other securities business	205	214	(9)	(4)
Total	3,529	2,925	604	21
Commissions, broker's fees, mark-ups on securities underwriting and other securities activities:				
Underwriting and advisory fees	2,148	1,767	381	22
Brokerage fees	1,725	1,682	43	3
Total	3,873	3,449	424	12
Fees for other customer services	3,267	2,537	730	29
Total commissions and fee income	10,669	8,911	1,758	20

Commissions and fee income. Total commissions and fee income was € 10.7 billion in 2010, an increase of € 1.8 billion, or 20 %, compared to 2009. Commissions and fees from fiduciary activities increased € 604 million compared to the prior year, driven by higher asset based fees and performance fees in AM. Underwriting and advisory fees improved by € 381 million, or 22 %, mainly from a number of large initial public offerings (IPOs). Brokerage fees increased by € 43 million, or 3 %, primarily driven by the first time consolidation of Sal. Oppenheim/ BHF-BANK as well as a stronger performance in PBC compared to the prior year. This positive development is partly offset by a decrease in CB&S. Fees for other customer services were up by € 730 million, or 29 %, from increased business activity.

Net gains (losses) on financial assets available for sale. Net gains on financial assets available for sale were € 201 million in 2010, versus net losses of € 403 million in 2009. The gains in 2010 mainly resulted from the sale of Axel Springer AG shares in CB&S, which had been pledged as loan collateral, and from the disposal of an available for sale security position in PBC. The losses in 2009 were primarily attributable to impairment charges related to investments in CB&S and to AM's real estate business.

Net income (loss) from equity method investments. Net loss from equity method investments was € 2.0 billion in 2010 versus a net gain of € 59 million in 2009. The net loss in 2010 included a charge of € 2.3 billion, partly offset by a positive equity pick-up, both related to our investment in Postbank. In 2009, the net income from equity method investments included gains from our investment in Postbank, partly offset by impairment charges on certain equity method investments in our commercial real estate business in CB&S.

Other income (loss). Total Other income (loss) was a gain of € 764 million in 2010 versus a loss of € 183 million in 2009. The development was mainly driven by significantly reduced impairments on The Cosmopolitan of Las Vegas, higher results from derivatives qualifying for hedge accounting and a gain representing negative goodwill related to the commercial banking activities acquired from ABN AMRO in the Netherlands.

Noninterest Expenses

The following table sets forth information on our noninterest expenses.

in € m. (unless stated otherwise)	2010	2009	2010 increase (decrease) from 2009 in € m.	in %
Compensation and benefits	12,671	11,310	1,361	12
General and administrative expenses[1]	10,133	8,402	1,731	21
Policyholder benefits and claims	485	542	(57)	(11)
Impairment of intangible assets	29	(134)	163	N/M
Restructuring activities	–	–	–	N/M
Total noninterest expenses	23,318	20,120	3,198	16

N/M – Not meaningful

1 includes:

	2010	2009	in € m.	in %
IT costs	2,274	1,759	515	29
Occupancy, furniture and equipment expenses	1,665	1,457	208	14
Professional service fees	1,616	1,088	528	49
Communication and data services	785	672	113	17
Travel and representation expenses	558	408	150	37
Payment, clearing and custodian services	418	406	12	3
Marketing expenses	341	278	63	23
Other expenses	2,476	2,334	142	6
Total general and administrative expenses	10,133	8,402	1,731	21

Compensation and benefits. In the full year 2010, compensation and benefits were up by € 1.4 billion, or 12 %, compared to 2009. The increase included € 660 million related to the acquisitions in 2010. In addition, the increase reflected higher amortization expenses for deferred compensation consequent to changes in compensation structures, mainly with respect to an increase in the proportion of deferred compensation, including the impact of accelerated amortization for employees eligible for career retirement.

General and administrative expenses. General and administrative expenses increased by € 1.7 billion versus 2009, reflecting € 1.0 billion from the acquisitions in 2010 including higher professional service fees. The remainder of the increase was due to the impact of foreign exchange movements as well as to higher investment spend in our IT platform and in business growth in 2010. The increase also included higher operating costs related to our consolidated investments, particularly The Cosmopolitan of Las Vegas property, which commenced operations in December 2010. General and administrative expenses in 2009 included € 316 million from a legal settlement with Huntsman Corp. and € 200 million related to our offer to repurchase certain products from private investors.

Policyholder benefits and claims. Policyholder benefits and claims in 2010 were € 485 million, a decrease of € 57 million compared to the prior year, resulting primarily from our Abbey Life business. These insurance-related charges are offset by related net gains on financial assets/liabilities at fair value through profit or loss.

Impairment of intangible assets. In 2010, an impairment charge of € 29 million on intangible assets relating to the client portfolio of an acquired domestic custody services business was recorded in GTB. In 2009, a reversal of an impairment charge on intangible assets of € 291 million was recorded in AM, related to DWS Investments in the U.S. (formerly DWS Scudder). This positive effect was partly offset by goodwill impairment charges of € 151 million, which were related to a consolidated RREEF infrastructure investment.

Income Tax Expense

The income tax expense of € 1.6 billion recorded for 2010 was impacted by the Postbank related charge of € 2.3 billion, which did not have a corresponding tax benefit. This was partly offset by improved U.S. income tax positions and a favorable geographic mix of income. By contrast, income tax expense in 2009 of € 244 million benefited from the recognition of previously unrecognized deferred tax assets in the U.S and favorable outcomes of tax audit settlements. The effective tax rates were 41.4 % in 2010 and 4.7 % in 2009.

Segment Results of Operations

The following is a discussion of the results of our business segments. See Note 05 "Business Segments and Related Information" to the consolidated financial statements for information regarding

— our organizational structure;
— effects of significant acquisitions and divestitures on segmental results;
— changes in the format of our segment disclosure;
— the framework of our management reporting systems;
— consolidating and other adjustments to the total results of operations of our business segments, and
— definitions of non-GAAP financial measures that are used with respect to each segment.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2010. Segment results were prepared in accordance with our management reporting systems.

2010 in € m. (unless stated otherwise)	Corporate & Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consoli-dation & Adjustments	Total Consolidated
Net revenues	20,929[1]	10,043	(2,020)[2]	28,953	(386)	28,567
Provision for credit losses	488	789	(4)	1,273	0	1,274
Total noninterest expenses	14,422	8,258	637	23,318	1	23,318
therein:						
Policyholder benefits and claims	486	0	–	486	–	485
Impairment of intangible assets	29	–	–	29	–	29
Restructuring activities	–	–	–	–	–	–
Noncontrolling interests	20	6	(2)	24	(24)	–
Income (loss) before income taxes	5,999	989	(2,649)	4,339	(363)	3,975
Cost/income ratio	69 %	82 %	N/M	81 %	N/M	82 %
Assets[3]	1,519,983	412,477	17,766	1,894,282	11,348	1,905,630
Average active equity[4]	18,644	10,635	4,168	33,446	7,907	41,353
Pre-tax return on average active equity[5]	32 %	9 %	(64) %	13 %	N/M	10 %

N/M – Not meaningful
[1] Includes a gain from the recognition of negative goodwill related to the acquisition of the commercial banking activities of ABN AMRO in the Netherlands of € 208 million as reported in the second quarter 2010 which is excluded from the Group's target definition.
[2] Includes a charge related to the investment in Deutsche Postbank AG of € 2,338 million, which is excluded from the Group's target definition.
[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.
[4] For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.
[5] For the calculation of pre-tax return on average active equity please refer to Note 05 "Business Segments and Related Information". For 'Total consolidated', pre-tax return on average shareholders' equity is 10 %.

2009 in € m. (unless stated otherwise)	Corporate & Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	18,807	8,261	1,044	28,112	(159)	27,952
Provision for credit losses	1,816	806	8	2,630	(0)	2,630
Total noninterest expenses	12,679	6,803	581	20,063	57	20,120
therein:						
Policyholder benefits and claims	541	–	–	541	2	542
Impairment of intangible assets	5	(291)	151	(134)	–	(134)
Restructuring activities	–	–	–	–	–	–
Noncontrolling interests	(2)	(7)	(1)	(10)	10	–
Income (loss) before income taxes	4,314	658	456	5,428	(226)	5,202[1]
Cost/income ratio	67 %	82 %	56 %	71 %	N/M	72 %
Assets[2]	1,343,824	174,739	28,456	1,491,108	9,556	1,500,664
Average active equity[3]	19,041	8,408	4,323	31,772	2,840	34,613
Pre-tax return on average active equity[4]	23 %	8 %	11 %	17 %	N/M	15 %

N/M – Not meaningful
1 Includes a gain from the sale of industrial holdings (Daimler AG) of € 236 million, a reversal of impairment of intangible assets (Asset Management) of € 291 million (the related impairment had been recorded in 2008), an impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million which are excluded from the Group's target definition.
2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.
3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.
4 For the calculation of pre-tax return on average active equity please refer to Note 05 "Business Segments and Related Information". For 'Total consolidated', pre-tax return on average shareholders' equity is 15 %.

Group Divisions

Corporate & Investment Bank Group Division

The following table sets forth the results of our Corporate & Investment Bank Group Division (CIB) for the years ended December 31, 2010 and 2009, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2010	2009
Net revenues:		
Sales & Trading (equity)	3,108	2,650
Sales & Trading (debt and other products)	9,740	9,557
Origination (equity)	706	663
Origination (debt)	1,199	1,127
Advisory	573	402
Loan products	1,736	1,949
Transaction services	3,223	2,609
Other products	644	(151)
Total net revenues	20,929	18,807
therein:		
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	14,081	13,969
Provision for credit losses	488	1,816
Total noninterest expenses	14,422	12,679
therein:		
Policyholder benefits and claims	486	541
Impairment of intangible assets	29	5
Restructuring activities	–	–
Noncontrolling interests	20	(2)
Income (loss) before income taxes	5,999	4,314
Cost/income ratio	69 %	67 %
Assets	1,519,983	1,343,824
Average active equity[1]	18,644	19,041
Pre-tax return on average active equity	32 %	23 %

[1] See Note 05 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate & Investment Bank Group Division.

Corporate Banking & Securities Corporate Division

The following table sets forth the results of our Corporate Banking & Securities Corporate Division (CB&S) for the years ended December 31, 2010 and 2009, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2010	2009
Net revenues:		
Sales & Trading (equity)	3,108	2,650
Sales & Trading (debt and other products)	9,740	9,557
Origination (equity)	706	663
Origination (debt)	1,199	1,127
Advisory	573	402
Loan products	1,736	1,949
Other products	428	(151)
Total net revenues	17,490	16,197
Provision for credit losses	348	1,789
Total noninterest expenses	12,028	10,891
therein:		
Policyholder benefits and claims	486	541
Impairment of intangible assets	–	5
Restructuring activities	–	–
Noncontrolling interests	20	(2)
Income (loss) before income taxes	5,094	3,520
Cost/income ratio	69 %	67 %
Assets	1,468,863	1,308,222
Average active equity[1]	17,096	17,881
Pre-tax return on average active equity	30 %	20 %

[1] See Note 05 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Sales & Trading (debt and other products) net revenues were € 9.7 billion, an increase of 2 % compared to € 9.6 billion in 2009. Net revenues in the prior year included net mark-downs of € 1.0 billion, mainly related to provisions against monoline insurers and charges related to Ocala Funding LLC of approximately € 350 million compared to Ocala-related charges of approximately € 360 million and immaterial net mark-downs in the current year. Revenues in Money Markets and Rates were materially lower due to lower bid-offer spreads and subdued client activity as a result of sovereign risk concerns. Revenues in Credit Trading were significantly higher driven by lower mark-downs from legacy positions and increased client activity across flow and structured solutions. Revenues in the Foreign Exchange business were stable reflecting strong market share (source: Euromoney) and higher volumes, offsetting decreases in bid-offer spreads in a more normalized environment. Commodities revenues were higher than the prior year, despite a more challenging environment. Emerging Markets revenues were lower reflecting less favorable market conditions compared to 2009.

Sales & Trading (equity) net revenues were € 3.1 billion, an increase of € 458 million, or 17 %, compared to € 2.7 billion in 2009. Equity Trading revenues were slightly down compared to the prior year, as decreased activity during the summer was partly offset by a pick-up towards the end of the year. Revenues from Equity Derivatives were significantly higher, reflecting the recalibration of the business and the non-recurrence of the trading losses that occurred in the first quarter 2009. In Prime Finance, revenues were slightly higher due to increased client balances, improved competitive positioning (source: Global Custodian) and the launch of new products and services. Revenues from dedicated Equity Proprietary Trading were not material and the business was exited during the third quarter of 2010.

Origination and Advisory revenues were € 2.5 billion in 2010, an increase of € 286 million, or 13 %, compared to 2009. During 2010, we achieved and maintained our target of a top five ranking and were ranked number five globally in 2010 compared to number seven in 2009. Globally, we had top five ranks across all origination and advisory products. In Advisory, revenues were € 573 million, up 43 % from 2009. The M&A business was ranked number one in EMEA, number six in the Americas and number five globally, a substantial improvement over the prior year. Debt Origination revenues of € 1.2 billion increased by 6 % from the prior year. We were ranked fourth in Investment Grade and in High Yield, and number five in Leveraged Loans. In Equity Origination, revenues of € 706 million increased by 6 % from prior year, despite lower deal activity compared to the prior year period. However, we were ranked number one in EMEA and number five in the U.S. Globally, we were ranked number five, up from number nine in 2009. (Source for all rankings and market shares: Dealogic)

Loan products revenues were € 1.7 billion, a decrease of € 213 million, or 11 %, from 2009. The decrease is primarily due to mark-to-market losses on new loans and loan commitments held at fair value.

Net revenues from other products were € 428 million, an increase of € 579 million from 2009, which included an impairment charge of € 500 million related to The Cosmopolitan of Las Vegas property and losses on private equity investments in the first quarter 2009.

In provision for credit losses, CB&S recorded a net charge of € 348 million, compared to a net charge of € 1.8 billion in 2009. The decrease compared to the prior year was mainly attributable to lower provision for credit losses related to assets which had been reclassified in accordance with IAS 39.

Noninterest expenses were € 12.0 billion, an increase of € 1.1 billion, or 10 %, compared to 2009, which benefitted from changes in compensation structures, mainly with respect to an increase in the proportion of deferred compensation. Compensation expenses in 2010 reflected higher amortization expenses for deferred compensation as a consequence of the aforementioned change in compensation structures including the impact of accelerated amortization for employees eligible for career retirement. This increase was also driven by business growth, costs for strategic initiatives and complexity reduction efforts as well as the impact of foreign exchange rate movements. Partially offsetting this increase was the non-recurrence of prior year charges including € 316 million from a legal settlement with Huntsman Corp. as well as € 200 million related to an offer to repurchase certain products from private investors.

Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

Under the amendments to IAS 39 and IFRS 7 issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. The reclassifications were made in instances where management believed that the expected repayment of the assets exceeded their estimated fair values, which reflected the significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned the accounting more closely with the business intent.

The tables below show the incremental impact of the reclassification for CB&S. The tables show that the reclassifications resulted in a € 753 million incremental loss to the income statement and a € 325 million incremental loss to other comprehensive income for 2010. For the full year 2009, the reclassifications resulted in a € 273 million incremental loss to the income statement and a € 1.2 billion incremental loss to other comprehensive income. The consequential effect on credit market risk disclosures is provided in "Update on Key Credit Market Exposures".

	Dec 31, 2010		Year ended Dec 31, 2010	
2010 impact of the reclassification	Carrying value in € bn.	Fair value in € bn.	Impact on income before income taxes in € m.	Impact on other comprehensive income in € m.
Sales & Trading – Debt				
Trading assets reclassified to loans	16.6	14.7	(582)	–
Financial assets available for sale reclassified to loans	8.7	7.8	2	(325)
Origination and Advisory				
Trading assets reclassified to loans[1]	1.4	1.2	(173)	–
Loan products				
Financial assets available for sale reclassified to loans	–	–	–	–
Total	26.7	23.7	(753)[2]	(325)

[1] The significant decrease in carrying value and fair value of reclassified assets in Origination and Advisory since December 2009 is mainly due to the restructuring of loans to Actavis Group hF in 2010 with a carrying amount of € 4.2 billion. There was no gain or loss recognized as a result of the restructuring. The restructuring is detailed further in Note 17 "Equity Method Investments".

[2] In addition to the impact in CB&S, income before income taxes decreased by € 3 million in PBC.

2009 impact of the reclassification	Dec 31, 2009		Year ended Dec 31, 2009	
	Carrying value in € bn.	Fair value in € bn.	Impact on income before income taxes in € m.	Impact on other comprehensive income in € m.
Sales & Trading – Debt				
Trading assets reclassified to loans	18.2	15.9	407	–
Financial assets available for sale reclassified to loans	9.3	8.2	(16)	(1,102)
Origination and Advisory				
Trading assets reclassified to loans	6.1	5.7	(664)	–
Loan products				
Financial assets available for sale reclassified to loans	–	–	–	(114)[1]
Total	33.6	29.8	(273)[2]	(1,216)

1 The negative amount shown as the annual movement in other comprehensive income is due to an instrument being impaired in the year. The decrease in fair value since reclassification that would have been recorded in equity would then be removed from equity and recognized through the income statement.
2 In addition to the impact in CB&S, income before income taxes increased by € 18 million in PBC.

During 2010 we sold reclassified assets with a carrying value of € 2.0 billion. The sales resulted in a net loss on sale of € 3 million. Sales were made due to circumstances that were not foreseen at the time of reclassification.

The assets reclassified included funded leveraged finance loans with a fair value on the date of reclassification of € 7.5 billion which were entered into as part of an "originate to distribute" strategy. Assets with a fair value on the date of reclassification of € 9.4 billion were contained within consolidated asset backed commercial paper conduits as of the reclassification date. Commercial real estate loans were reclassified with a fair value on the date of reclassification of € 9.1 billion. These loans were intended for securitization at their origination or purchase date. The remaining reclassified assets, which comprised other assets principally acquired or originated for the purpose of securitization, had a fair value of € 11.9 billion on the reclassification date.

Global Transaction Banking Corporate Division

The following table sets forth the results of our Global Transaction Banking Corporate Division (GTB) for the years ended December 31, 2010 and 2009, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2010	2009
Net revenues:		
Transaction services	3,223	2,609
Other products	216	–
Total net revenues	3,439	2,609
Provision for credit losses	140	27
Total noninterest expenses	2,394	1,788
therein:		
Restructuring activities	–	–
Impairment on intangible assets	29	
Noncontrolling interests	–	–
Income (loss) before income taxes	905	795
Cost/income ratio	70 %	69 %
Assets	71,877	47,414
Average active equity[1]	1,548	1,160
Pre-tax return on average active equity	58 %	68 %

[1] See Note 05 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

GTB's net revenues were a record € 3.4 billion, an increase of 32 %, or € 830 million, compared to 2009. Even excluding the impact of the commercial banking activities acquired from ABN AMRO in the Netherlands, which included a gain of € 216 million related to negative goodwill resulting from the first-time consolidation of the acquired activities in 2010, GTB generated record revenues. This strong performance was predominantly attributable to growth in fee income in Trust & Securities Services, Trade Finance, and Cash Management offsetting the impact of the continuing low interest rate environment, mainly affecting the latter business. Trust & Securities Services benefitted from positive business momentum, especially in Asia in the fourth quarter.

Provision for credit losses was € 140 million. The increase of € 113 million versus 2009 was primarily related to the commercial banking activities acquired from ABN AMRO.

Noninterest expenses were € 2.4 billion, an increase of 34 %, or € 606 million, compared to 2009. The increase was mainly driven by operating and integration costs related to the commercial banking activities acquired from ABN AMRO, and significant severance expenses of € 130 million in the fourth quarter related to specific measures associated with the realignment of infrastructure areas and sales units.

Private Clients and Asset Management Group Division

The following table sets forth the results of our Private Clients and Asset Management Group Division (PCAM) for the years ended December 31, 2010 and 2009, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2010	2009
Net revenues:		
Discretionary portfolio/fund management	2,560	2,083
Advisory/brokerage	1,745	1,531
Credit products	2,708	2,605
Deposits and payment services	2,029	1,875
Other products	1,001	167
Total net revenues	10,043	8,261
therein:		
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,708	4,157
Provision for credit losses	789	806
Total noninterest expenses	8,258	6,803
therein:		
Policyholder benefits and claims	–	–
Impairment of intangible assets	–	(291)
Restructuring activities	–	–
Noncontrolling interests	6	(7)
Income (loss) before income taxes	989	658
Cost/income ratio	82 %	82 %
Assets	412,477	174,739
Average active equity[1]	10,635	8,408
Pre-tax return on average active equity	9 %	8 %
Invested assets[2] (in € bn.)	1,179	880

[1] See Note 05 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[2] We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Private Clients and Asset Management Group Division.

Asset and Wealth Management Corporate Division

The following table sets forth the results of our Asset and Wealth Management Corporate Division (AWM) for the years ended December 31, 2010 and 2009, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2010	2009
Net revenues:		
Discretionary portfolio/fund management (AM)	1,733	1,562
Discretionary portfolio/fund management (PWM)	515	264
Total discretionary portfolio/fund management	2,247	1,826
Advisory/brokerage	857	689
Credit products	383	255
Deposits and payment services	138	169
Other products	282	(255)
Total net revenues	3,907	2,685
Provision for credit losses	43	17
Total noninterest expenses	3,765	2,475
therein:		
Policyholder benefits and claims	–	–
Impairment of intangible assets	–	(291)
Restructuring activities	–	–
Noncontrolling interests	(1)	(7)
Income (loss) before income taxes	100	200
Cost/income ratio	96 %	92 %
Assets	65,508	43,761
Average active equity[1]	6,737	4,791
Pre-tax return on average active equity	1 %	4 %
Invested assets[2] (in € bn.)	873	686

[1] See Note 05 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[2] We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

For the year 2010, AWM reported net revenues of € 3.9 billion, up € 1.2 billion, or 46 %, compared to 2009. The increase included € 646 million attributable to the acquisition of Sal. Oppenheim/BHF-BANK in Private Wealth Management (PWM), which are reflected in revenues from discretionary portfolio management/fund management (up € 250 million or 95 %), credit products (up € 128 million, or 50 %) and other products (up € 537 million from negative € 255 million in 2009). Revenues in AWM also grew due to higher asset based fees and performance fees in Asset Management's (AM) discretionary portfolio management/fund management (up € 171 million, or 11 %). In addition, Advisory/brokerage revenues (up € 168 million, or 24 %) benefitted from higher client activity and an improved market environment. Deposits and payment services revenues decreased by € 31 million, or 18 %, mainly reflecting lower margins.

Provision for credit losses was € 43 million in 2010, an increase of € 27 million compared to 2009, mainly attributable Sal. Oppenheim/BHF-BANK.

Noninterest expenses in 2010 were € 3.8 billion, an increase of € 1.3 billion, or 52 %, compared to 2009. This development included the reversal of an impairment charge on intangible assets of € 291 million in AM in 2009, which related to DWS Investments in the U.S. (formerly DWS Scudder). In addition, noninterest expenses in 2010 included € 986 million related to Sal. Oppenheim/BHF-BANK.

Invested assets in AWM were € 873 billion at December 31, 2010, an increase of € 188 billion compared to December 31, 2009. The increase included € 112 billion from the acquisition of Sal. Oppenheim/BHF-BANK (€ 68 billion related to Sal. Oppenheim and € 45 billion related to BHF-BANK). The remaining increase was mainly driven by market appreciation and the weakening of the Euro. AWM recorded in 2010 net outflows of € 2.5 billion, mainly driven by cash outflows in the Americas, which were largely offset by inflows in Europe and in insurance in the Americas.

Private & Business Clients Corporate Division

The following table sets forth the results of our Private & Business Clients Corporate Division (PBC) for the years ended December 31, 2010 and 2009, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2010	2009
Net revenues:		
Discretionary portfolio/fund management	313	257
Advisory/brokerage	887	841
Credit products	2,325	2,350
Deposits and payment services	1,891	1,706
Other products	720	422
Total net revenues	6,136	5,576
Provision for credit losses	746	790
Total noninterest expenses	4,493	4,328
therein:		
Restructuring activities	–	–
Noncontrolling interests	8	0
Income (loss) before income taxes	890	458
Cost/income ratio	73 %	78 %
Assets	346,998	131,014
Average active equity[1]	3,897	3,617
Pre-tax return on average active equity	23 %	13 %
Invested assets[2] (in € bn.)	306	194
Loan volume (in € bn.)	255	96
Deposit volume (in € bn.)	229	109

1 See Note 05 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Net revenues were € 6.1 billion, up € 560 million, or 10 %, versus 2009. Revenues in 2010 included the first-time consolidation of Postbank, which began on December 3, 2010. This resulted in additional net revenues of € 414 million, recorded in the interim in revenues from other products. Thus, Postbank was the main contributor for the increase of € 298 million, or 71 %, in revenues from other products, partly offset by lower revenues from PBC's Asset and liability management function. Revenues from discretionary portfolio management/fund management revenues increased by € 56 million, or 22 %, and Advisory/brokerage revenues by € 46 million, or 5 %. Both products benefited from increased activity of retail investors in more favorable market conditions, as well as higher revenues related to insurance products sales. Credit products revenues were down by € 25 million or 1 % driven by lower margins. Deposits and payment services revenues increased by € 185 million, or 11 %, mainly driven by improved deposit margins.

Provision for credit losses was € 746 million, of which € 56 million related to Postbank. Excluding Postbank, provision for credit losses decreased by € 100 million, or 13 %, compared to 2009, mainly attributable to measures taken on portfolio and country level.

Noninterest expenses of € 4.5 billion were € 165 million, or 4 %, higher than in 2009. This increase was predominantly driven by € 320 million related to the first-time consolidation of Postbank. Excluding Postbank, noninterest expenses decreased by € 155 million, or 4 %, mainly attributable to lower severance payments.

Invested assets were € 306 billion as of December 31, 2010, an increase of € 112 billion compared to December 31, 2009, mainly driven by the Postbank consolidation. Excluding this effect, invested assets increased by € 7 billion, including € 5 billion due to market appreciation and € 2 billion net inflows, mainly in deposits.

The number of clients in PBC was 28.8 million at year end 2010, including 14.2 million related to Postbank.

Corporate Investments Group Division

The following table sets forth the results of our Corporate Investments Group Division (CI) for the years ended December 31, 2010 and 2009, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2010	2009
Net revenues	(2,020)	1,044
therein:		
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	(184)	793
Provision for credit losses	(4)	8
Total noninterest expenses	637	581
therein:		
Impairment of intangible assets	–	151
Restructuring activities	–	–
Noncontrolling interests	(2)	(1)
Income (loss) before income taxes	(2,649)	456
Cost/income ratio	N/M	56 %
Assets	17,766	28,456
Average active equity[1]	4,168	4,323
Pre-tax return on average active equity	(64) %	11 %

N/M – Not meaningful
[1] See Note 05 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Net revenues were negative € 2.0 billion, versus positive € 1.0 billion compared to 2009. Net revenues in 2010 were mainly impacted by a charge of € 2.3 billion on our investment in Postbank, which was recorded in the third quarter. In addition, net revenues included an impairment charge of € 124 million on The Cosmopolitan of Las Vegas. Net revenues in 2009 included € 1.0 billion related to the Postbank transaction, mark-to-market gains of € 83 million from our option to increase our share in Hua Xia Bank Co. Ltd. and an impairment charge of € 75 million on The Cosmopolitan of Las Vegas.

Total noninterest expenses were € 637 million, an increase of € 56 million compared to the previous year. This increase was mainly due to higher expenses related to space and building optimization and higher operating costs of our consolidated investment in The Cosmopolitan of Las Vegas, which commenced operations in December 2010. Noninterest expenses in 2009 included a goodwill impairment charge of € 151 million on our investment in Maher Terminals.

Consolidation & Adjustments

For a discussion of Consolidation & Adjustments to our business segment results see Note 05 "Business Segments and Related Information" to the consolidated financial statements.

Financial Position

The table below shows information on the financial position.

in € m.	Dec 31, 2010	Dec 31, 2009
Cash and due from banks	17,157	9,346
Interest-earning deposits with banks	92,377	47,233
Central bank funds sold, securities purchased under resale agreements and securities borrowed	49,281	50,329
Trading assets	271,291	234,910
Positive market values from derivative financial instruments	657,780	596,410
Financial assets designated at fair value through profit or loss[1]	171,926	134,000
Loans	407,729	258,105
Brokerage and securities related receivables	103,423	93,452
Remaining assets	134,666	76,879
Total assets	1,905,630	1,500,664
Deposits	533,984	344,220
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	31,198	51,059
Trading liabilities	68,859	64,501
Negative market values from derivative financial instruments	647,171	576,973
Financial liabilities designated at fair value through profit or loss[2]	130,154	73,522
Other short-term borrowings	64,990	42,897
Long-term debt	169,660	131,782
Brokerage and securities related payables	116,146	110,797
Remaining liabilities	93,076	66,944
Total liabilities	1,855,238	1,462,695
Total equity	50,392	37,969

[1] Includes securities purchased under resale agreements designated at fair value through profit or loss of € 108,912 million and € 89,977 million and securities borrowed designated at fair value through profit or loss of € 27,887 million and € 19,987 million as of December 31, 2010 and December 31, 2009, respectively.
[2] Includes securities sold under repurchase agreements designated at fair value through profit or loss of € 107,999 million and € 52,795 million as of December 31, 2010 and December 31, 2009, respectively.

Assets and Liabilities

As of December 31, 2010, total assets were € 1,906 billion. More than half of the increase of € 405 billion, or 27 %, compared to December 31, 2009, was related to our acquisitions. The shift in foreign exchange rates and in particular between the U.S. dollar and the euro contributed another 20 % to the overall increase of our balance sheet during 2010.

Our loan book, which went up € 150 billion from prior year-end, was the primary driver for the increase in total assets. € 141 billion or 94 % of the increase was related to our acquisitions, in particular to Postbank.

Positive market values from derivatives increased by € 61 billion, with € 23 billion relating to currency translation effects and € 21 billion stemming from acquisitions.

Also, interest-earning deposits with banks almost doubled from year-end 2009 to year-end 2010, primarily to support our liquidity reserve.

Total liabilities were up by € 393 billion to € 1,855 billion.

The main driver of the growth in total liabilities were deposits, which increased by € 190 billion, significantly impacted by our acquisitions adding € 146 billion or 77 % to this position.

Negative market values from derivatives were up by € 70 billion, also primarily driven by currency translation effects and new acquisitions.

Equity

As of December 31, 2010, total equity was € 50.4 billion, an increase of € 12.4 billion, or 33 %, compared to € 38.0 billion as of December 31, 2009. The main factors contributing to this development were a capital increase of € 10.1 billion (after expenses of approximately € 0.1 billion), net income attributable to Deutsche Bank shareholders of € 2.3 billion and net gains recognized in accumulated other comprehensive income of € 1.2 billion, partly offset by cash dividends paid of € 465 million and an increase in of € 403 million in our treasury shares which are deducted from equity. The aforementioned net gains recognized in accumulated other comprehensive income were mainly driven by positive effects from exchange rate changes of € 1.2 billion (especially in the U.S. dollar).

Regulatory Capital

Total regulatory capital (Tier 1 and 2 capital) reported under Basel II was € 48.7 billion at the end of 2010 compared to € 37.9 billion at the end of 2009, reflecting primarily the completion of the € 10.2 billion capital increase in the fourth quarter and our acquisitions in 2010. Tier 1 capital increased to € 42.6 billion at the end of 2010 versus € 34.4 billion at the end of 2009. As of 31 December 2010, Core Tier 1 capital increased to € 30.0 billion from € 23.8 billion in 2009.

Update on Key Credit Market Exposures

The following is an update on the development of certain credit positions (including protection purchased from monoline insurers) of those CB&S businesses on which we have previously provided additional risk disclosures. These positions were those that significantly impacted the performance of CB&S during the recent financial crisis. In addition to these CB&S positions, we have also provided information about positions acquired from Postbank where relevant.

Mortgage Related Exposure: We have mortgage related exposures through a number of our businesses, including our CDO trading and origination and U.S. and European mortgage businesses. The following table presents the mortgage related exposure from the businesses described net of hedges and other protection purchased. Hedges consist of a number of different market instruments, including protection provided by monoline insurers, single name credit default swap contracts with market counterparties and index-based contracts.

Mortgage related exposure in our CDO trading and origination, U.S. and European residential mortgage businesses

			Dec 31, 2010			Dec 31, 2009
in € m.	Gross exposure	Hedges and other protection purchased	Net exposure	Gross exposure	Hedges and other protection purchased	Net exposure
Subprime[1] and Alt-A[2] CDO exposure in trading and origination businesses:						
CDO subprime exposure – Trading	420	75	345	688	371	317
CDO subprime exposure – Available for sale	34	–	34	34	–	34
CDO Alt-A exposure – Trading	56	49	7	77	55	22
Residential mortgage trading businesses:						
Other U.S. residential mortgage business exposure[3,4]	3,428	3,153	275	4,315	3,201	1,114
European residential mortgage business exposure	169	–	169	179	–	179

1 In determining subprime, we apply industry standard criteria including FICO (credit quality) scores and loan-to-value ratios. In limited circumstances, we also classify exposures as subprime if 50 % or more of the underlying collateral is home equity loans which are subprime.
2 Alt-A loans are loans made to borrowers with generally good credit, but with non-conforming underwriting ratios or other characteristics that fail to meet the standards for prime loans. These include lower FICO scores, higher loan-to-value ratios and higher percentages of loans with limited or no documentation.
3 Thereof € (267) million Alt-A, € 10 million Subprime, € 52 million Other and € 480 million Trading-related net positions as of December 31, 2010 and € 202 million Alt-A, € 71 million Subprime, € 244 million Other and € 597 million Trading-related net positions as of December 31, 2009.
4 The reserves included in the 'Other U.S residential mortgage business' disclosure have been revised to factor in an updated calculation of credit risk and is intended to better reflect fair value of the instruments underlying the exposure. We have revised the exposure as of December 31, 2009, which results in a reduction in the net exposure of € 187 million to € 1.1 billion. As of December 31, 2010, the exposure was also calculated on this basis and results in a reduction in the net exposure of € 320 million to € 275 million.

In the above table, net exposure represents our potential loss in the event of a 100 % default of securities and associated hedges, assuming zero recovery. It is not an indication of net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different exposures; for each position the delta represents the change of the position in the related security which would have the same sensitivity to a given change in the market).

The table above relates to key credit market positions exposed to fair value movements. It excludes assets reclassified from trading or available for sale to loans and receivables in accordance with the amendments to IAS 39 with a carrying value as of December 31, 2010 of € 1.8 billion (which includes European residential mortgage exposure of € 1.0 billion, Other U.S. residential mortgage exposure of € 339 million, CDO subprime exposure – Trading of € 402 million) and as of December 31, 2009 of € 1.9 billion (which includes European residential mortgage exposure of € 1.1 billion, Other U.S. residential mortgage exposure of € 370 million, CDO subprime exposure – Trading of € 432 million).

In addition to these CB&S positions, Postbank has exposure to European commercial mortgage-backed securities of € 192 million as well as residential mortgage-backed securities of € 428 million (which includes € 398 million in Europe, € 27 million in U.S). In addition, Postbank has exposure to non-corporate CDOs of € 69 million where the underlying assets include both commercial mortgage-backed securities and residential mortgage-backed securities. These positions are mainly classified as loans and receivables and available for sale.

The table also excludes both agency mortgage-backed securities and agency eligible loans, which we do not consider to be credit sensitive products, and interest-only and inverse interest-only positions which are negatively correlated to deteriorating markets due to the effect on the position of the reduced rate of mortgage prepayments. The slower prepayment rate extends the average life of these interest-only products which in turn leads to a higher value due to the longer expected interest stream.

The various gross components of the overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profits and losses will depend on actual market movements, basis movements between different components of our positions, and our ability to adjust hedges in these circumstances.

Ocala Funding LLC: We own 71.4 % of the commercial paper issued by Ocala Funding LLC (Ocala), a commercial paper vehicle sponsored by Taylor Bean & Whitaker Mortgage Corp. (TBW), which ceased mortgage lending operations and filed for bankruptcy protection in August 2009. We classify the commercial paper as a trading asset and measure it at fair value through profit or loss. As of December 31, 2010, the total notional value of the commercial paper issued by Ocala which was held by the Group was € 904 million. As a result of TBW filing for bankruptcy and based on information available at the time, we recognized a fair value loss of approximately € 350 million for 2009 related to the Ocala commercial paper. On July 1, 2010, additional information about the collateral held by Ocala was included in an Asset Reconciliation Report filed with the bankruptcy court with respect to the TBW estate. Based on this new information and certain management assumptions related to the eligibility of claims raised against the bankruptcy administrators, we recognized an additional fair value loss in the second quarter 2010 of approximately € 270 million. In the third quarter 2010, we recorded a further fair value charge of approximately € 90 million resulting in a fair value loss adjustment for 2010 of approximately € 360 million.

Exposure to Monoline Insurers: The deterioration of the U.S. subprime mortgage and related markets has generated large exposures to financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. Actual claims against monoline insurers will only become due if actual defaults occur in the underlying assets (or collateral). There is ongoing uncertainty as to whether some monoline insurers will be able to meet all their liabilities to banks and other buyers of protection. Under certain conditions (e.g., liquidation) we can accelerate claims regardless of actual losses on the underlying assets.

The following tables summarize the fair value of our counterparty exposures to monoline insurers with respect to U.S. residential mortgage-related activity and other activities, respectively, in each case on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers. The other exposures described in the second table arise from a range of client and trading activity, including collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt. The tables show the associated credit valuation adjustments ("CVA") that we have recorded against the exposures. CVAs are assessed using a model-based approach with numerous input factors for each counterparty, including the likelihood of an event (either a restructuring or insolvency), an assessment of any potential settlement in the event of a restructuring and recovery rates in the event of either restructuring or insolvency. The ratings in the tables below are the lower of Standard & Poor's, Moody's or our own internal credit ratings as of December 31, 2010 and December 31, 2009.

Monoline exposure related to U.S. residential mortgages

				Dec 31, 2010				Dec 31, 2009
in € m.	Notional amount	Fair value prior to CVA	CVA	Fair value after CVA	Notional amount	Fair value prior to CVA	CVA	Fair value after CVA
AA Monolines:								
Other subprime	139	60	(6)	54	142	70	(6)	64
Alt-A	4,069	1,539	(308)	1,231	4,337	1,873	(172)	1,701
Total AA Monolines	4,208	1,599	(314)	1,285	4,479	1,943	(178)	1,765

Other Monoline exposure

	Dec 31, 2010				Dec 31, 2009			
in € m.	Notional amount	Fair value prior to CVA	CVA	Fair value after CVA	Notional amount	Fair value prior to CVA	CVA	Fair value after CVA
AA Monolines:								
TPS-CLO	2,988	837	(84)	753	2,717	925	(85)	840
CMBS	1,084	12	(1)	11	1,004	68	(6)	62
Corporate single name/Corporate CDO	602	(1)	–	(1)	2,033	(3)	–	(3)
Student loans	295	19	(2)	17	232	39	(4)	35
Other	925	226	(23)	203	902	249	(23)	226
Total AA Monolines	5,894	1,093	(110)	983	6,888	1,277	(117)	1,160
Non Investment Grade Monolines:								
TPS-CLO	917	215	(49)	166	876	274	(100)	174
CMBS	6,024	547	(273)	274	5,932	813	(355)	458
Corporate single name/Corporate CDO	2,180	12	(6)	6	4,366	26	(12)	14
Student loans	1,308	597	(340)	257	1,221	560	(319)	241
Other	1,807	226	(94)	132	1,645	278	(102)	176
Total Non Investment Grade Monolines	12,236	1,597	(762)	835	14,040	1,950	(887)	1,063
Total	18,130	2,690	(872)	1,818	20,928	3,227	(1,004)	2,223

The tables exclude counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2010 and December 31, 2009, the exposure on wrapped bonds related to U.S. residential mortgages was € 67 million and € 100 million, respectively, and the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 58 million and € 54 million, respectively. In each case, the exposure represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

A proportion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

As of December 31, 2010 and December 31, 2009 the total credit valuation adjustment held against monoline insurers was € 1,186 million and € 1,182 million respectively.

Commercial Real Estate Business: Our Commercial Real Estate business takes positions in commercial mortgage whole loans which are originated and either held with the intent to sell, syndicate, securitize or otherwise distribute to third party investors, or held on an amortized cost basis. The following is a summary of our exposure to commercial mortgage whole loans as of December 31, 2010 and December 31, 2009. This excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced.

Commercial Real Estate whole loans

in € m.	Dec 31, 2010	Dec 31, 2009
Loans held on a fair value basis, net of risk reduction[1]	2,265	1,806
Loans reclassified in accordance with the amendments to IAS 39[2]	4,941	6,453
Loans related to asset sales[3]	2,186	2,083
Other loans classified as loans and receivables[4]	15,814	–

1 Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans. Fair value of risk reduction amounted to € 689 million as of December 31, 2010 and € 1.0 billion as of December 31, 2009.
2 Carrying value.
3 Carrying value of vendor financing on loans sold since January 1, 2008.
4 Carrying value of loans acquired from Postbank.

Leveraged Finance Business: The following is a summary of our exposures to leveraged loan and other financing commitments arising from the activities of our Leveraged Finance business as of December 31, 2010 and December 31, 2009. These activities include private equity transactions and other buyout arrangements. The table excludes loans transacted prior to January 1, 2007, which were undertaken prior to the disruption in the leveraged finance markets, and loans that have been classified as held to maturity since inception.

Leveraged Finance

in € m.	Dec 31, 2010	Dec 31, 2009
Loans held on a fair value basis	2,263	505
thereof: loans entered into since January 1, 2008	2,230	385
Loans reclassified in accordance with the amendments to IAS 39[1]	1,367	6,152
Loans related to asset sales[2]	5,863	5,804

1 Carrying value. The significant decrease in carrying value since December 2009 is mainly due to the restructuring of loans with Actavis Group hF, as described in Note 17 "Equity Method Investments".
2 Carrying value of vendor financing on loans sold since January 1, 2008.

Special Purpose Entities

We engage in various business activities with certain entities, referred to as special purpose entities (SPEs), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.

We may or may not consolidate SPEs that we have set up or sponsored or with which we have a contractual relationship. We will consolidate an SPE when we have the power to govern its financial and operating policies, generally accompanying a shareholding, either directly or indirectly, of more than half the voting rights. If the activities of the SPEs are narrowly defined or it is not evident who controls the financial and operating policies of the SPE we will consider other factors to determine whether we have the majority of the risks and rewards. We reassess our treatment of SPEs for consolidation when there is a change in the SPE's arrangements or the substance of the relationship between us and an SPE changes. For further detail on our accounting policies regarding consolidation and reassessment of consolidation of SPEs please refer to Note 01 "Significant Accounting Policies" in our consolidated financial statements.

In limited situations we consolidate some SPEs for both financial reporting and German regulatory purposes. However, in all other cases we hold regulatory capital, as appropriate, against all SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to non-consolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.

The following sections provide detail about the assets (after consolidation eliminations) in our consolidated SPEs and our maximum unfunded exposure remaining to certain non-consolidated SPEs. These sections should be read in conjunction with the Update on Key Credit Market Exposures which is included in the section "Financial Position".

Total Assets in Consolidated SPEs

Dec 31, 2010						Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:						
Group sponsored ABCP conduits	–	431	15,304	–	59	15,794
Group sponsored securitizations	3,168	369	1,250	20	23	4,830
Third party sponsored securitizations	189	–	507	2	18	716
Repackaging and investment products	6,606	1,053	206	2,211	664	10,740
Mutual funds	4,135	9	–	465	654	5,263
Structured transactions	2,533	269	5,315	386	381	8,884
Operating entities	1,676	3,522	3,309	514	3,582	12,603
Other	199	300	556	117	304	1,476
Total	18,506	5,953	26,447	3,715	5,685	60,306

1 Fair value of derivative positions is € 158 million.

Dec 31, 2009						Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:						
Group sponsored ABCP conduits	30	279	15,222	–	33	15,564
Group sponsored securitizations	3,409	–	1,175	4	57	4,645
Third party sponsored securitizations	200	–	516	3	73	792
Repackaging and investment products	5,789	1,973	36	661	557	9,016
Mutual funds	5,163	–	–	1,313	35	6,511
Structured transactions	2,531	108	5,207	26	423	8,295
Operating entities	1,603	3,319	1,898	501	2,416	9,737
Other	610	240	786	59	453	2,148
Total	19,335	5,919	24,840	2,567	4,047	56,708

1 Fair value of derivative positions is € 250 million.

Group Sponsored ABCP Conduits

We set up, sponsor and administer our own asset-backed commercial paper (ABCP) programs. These programs provide our customers with access to liquidity in the commercial paper market and create investment products for our clients. As an administrative agent for the commercial paper programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the commercial paper conduit (conduit), which then issues to the market high-grade, short-term commercial paper, collateralized by the underlying assets, to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper. We are the liquidity provider to these conduits and therefore exposed to changes in the carrying value of their assets. We consolidate the majority of our sponsored conduit programs because we have the controlling interest.

Our liquidity exposure to these conduits is to the entire commercial paper issued of € 16.3 billion and € 16.2 billion as of December 31, 2010 and December 31, 2009, of which we held € 2.2 billion and € 8.2 billion, respectively. The decrease in the commercial paper held is due to improved liquidity in the market during the year.

The collateral in the conduits includes a range of asset-backed loans and securities, including aircraft leasing, student loans, trust preferred securities and residential- and commercial-mortgage-backed securities. There has been no significant movement in the collateral held in these conduits during the period.

Group Sponsored Securitizations

We sponsor SPEs for which we originate or purchase assets. These assets are predominantly commercial and residential whole loans or mortgage-backed securities. The SPEs fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the SPE. When we retain a subordinated interest in the assets that have been securitized, an assessment of the relevant factors is performed and, if SPEs are controlled by us, they are consolidated. The fair value of our retained exposure in these securitizations as of December 31, 2010 and December 31, 2009 was € 3.2 billion and € 3.0 billion, respectively.

Third Party Sponsored Securitizations

In connection with our securities trading and underwriting activities, we acquire securities issued by third party securitization vehicles that purchase diversified pools of commercial and residential whole loans or mortgage-backed securities. The vehicles fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the vehicles. When we hold a subordinated interest in the SPE, an assessment of the relevant factors is performed and if SPEs are controlled by us, they are consolidated. As of December 31, 2010 and December 31, 2009 the fair value of our retained exposure in these securitizations was € 0.7 billion and € 0.7 billion, respectively.

Repackaging and Investment Products

Repackaging is a similar concept to securitization. The primary difference is that the components of the repackaging SPE are generally securities and derivatives, rather than non-security financial assets, which are then "repackaged" into a different product to meet specific individual investor needs. We consolidate these SPEs when we have the majority of risks and rewards. Investment products offer clients the ability to become exposed to specific portfolios of assets and risks through purchasing our structured notes. We hedge this exposure by purchasing interests in SPEs that match the return specified in the notes. We consolidate the SPEs when we hold the controlling interest or have the majority of risks and rewards. In 2010, consolidated assets increased by € 1.7 billion as a result of new business during the period.

Mutual Funds

We offer clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds. We provide a guarantee feature to certain funds in which we guarantee certain levels of the net asset value to be returned to investors at certain dates. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and, on occasion, performance-based fees. We are not contractually obliged to support these funds and have not done so during 2010. In 2009, we made a decision to support the funds' target yields by injecting cash of € 16 million.

During 2010 the amount of assets held in consolidated funds decreased by € 1.2 billion. This movement was predominantly due to cash outflows during the period.

Structured Transactions

We enter into certain structures which offer clients funding opportunities at favorable rates. The funding is predominantly provided on a collateralized basis. These structures are individually tailored to the needs of our clients. We consolidate these SPEs when we hold the controlling interest or we have the majority of the risks and rewards through a residual interest holding and/or a related liquidity facility. The composition of the SPEs that we consolidate is influenced by the execution of new transactions and the maturing, restructuring and exercise of early termination options with respect to existing transactions.

Operating Entities

We establish SPEs to conduct some of our operating business when we benefit from the use of an SPE. These include direct holdings in certain proprietary investments and the issuance of credit default swaps where our exposure has been limited to our investment in the SPE. We consolidate these entities when we hold the controlling interest or are exposed to the majority of risks and rewards of the SPE. In 2009, our exposure to Maher Terminals LLC and Maher Terminals of Canada Corp. was reclassified from Repackaging and Investment Products to Operating Entities. During 2010 the amount of assets held in Operating entities increased by € 2.9 billion. This movement was predominantly due to the consolidation of Postbank SPEs of € 1.4 billion and € 1.1 billion following the completion of the Cosmopolitan of Las Vegas.

Exposure to Non-consolidated SPEs

in € bn.	Dec 31, 2010	Dec 31, 2009
Maximum unfunded exposure by category:		
Group sponsored ABCP conduits	2.5	2.7
Third party ABCP conduits[1]	2.4	2.5[1]
Third party sponsored securitizations		
U.S.	1.5	3.9
non-U.S.	1.2	2.5
Guaranteed mutual funds[2]	10.7	12.4
Real estate leasing funds	0.8	0.8

1 This includes a margin facility as a result of the restructuring of the Canadian asset-backed commercial paper program in January 2009 (€ 1.8 billion and € 1.6 billion as of December 31, 2010 and 2009, respectively). There have been no drawdowns against this facility.
2 Notional amount of the guarantees.

Group Sponsored ABCP Conduits

We sponsor and administer five ABCP conduits, established in Australia, which are not consolidated because we do not hold the majority of risks and rewards. These conduits provide our clients with access to liquidity in the commercial paper market in Australia. As of December 31, 2010 and December 31, 2009 they had assets totaling € 1.9 billion and € 2.3 billion respectively, consisting of securities backed by non-U.S. residential mortgages issued by warehouse SPEs set up by the clients to facilitate the purchase of the assets by the conduits. The minimum credit rating for these securities is AA–. The credit enhancement necessary to achieve the required credit ratings is ordinarily provided by mortgage insurance extended by third-party insurers to the SPEs.

The weighted average life of the assets held in the conduits is five years. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.

Our exposure to these entities is limited to the committed liquidity facilities totaling € 2.5 billion as of December 31, 2010 and € 2.7 billion as of December 31, 2009. None of these liquidity facilities have been drawn. Advances against the liquidity facilities are collateralized by the underlying assets held in the conduits, and thus a drawn facility will be exposed to volatility in the value of the underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance. As at December 31, 2010 we did not hold material amounts of commercial paper or notes issued by these conduits.

Third Party ABCP Conduits

In addition to sponsoring our commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs. We do not consolidate any third party ABCP conduits as we do not control them.

Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities and unfunded committed repurchase agreements in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded. At December 31, 2010 and 2009, the notional amount of undrawn facilities provided by us was € 2.4 billion and € 2.5 billion, respectively. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets will affect the recoverability of the amount drawn.

Third Party Sponsored Securitizations

The third party securitization vehicles to which we, and in some instances other parties, provide financing are third party-managed investment vehicles that purchase diversified pools of assets, including fixed income securities, corporate loans, asset-backed securities (predominantly commercial mortgage-backed securities, residential mortgage-backed securities and credit card receivables) and film rights receivables. The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles.

The notional amount of liquidity facilities with an undrawn component provided by us as of December 31, 2010 and December 31, 2009 was € 7.0 billion and € 11.1 billion, respectively, of which € 4.3 billion and € 4.7 billion had been drawn and € 2.7 billion and € 6.4 billion were still available to be drawn as detailed in the table. The reduction in the total notional during the period was largely due to maturing facilities. All facilities are available to be drawn if the assets meet certain eligibility criteria and performance triggers are not reached. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets affects the recoverability of the amount drawn.

Mutual Funds

We provide guarantees to funds whereby we guarantee certain levels of the net asset value to be returned to investors at certain dates. These guarantees do not result in us consolidating the funds; they are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income. The fair value of the guarantees was € 5.3 million as of December 31, 2010 and € 2.5 million as of December 31, 2009. As of December 31, 2010, these non-consolidated funds had € 12.0 billion assets under management and provided guarantees of € 10.7 billion. As of December 31, 2009, assets of € 13.7 billion and guarantees of € 12.4 billion were reported. The decrease in assets under management was primarily due to cash out flows from funds during the period.

Real Estate Leasing Funds

We provide guarantees to SPEs that hold real estate assets (commercial and residential land and buildings and infrastructure assets located in Germany) that are financed by third parties and leased to our clients. These guarantees are only drawn upon in the event that the asset is destroyed and the insurance company does not pay for the loss. If the guarantee is drawn we hold a claim against the insurance company. We also write put options to closed-end real estate funds set up by us, which purchase commercial or infrastructure assets located in Germany and which are then leased to third parties. The put option allows the shareholders to sell the asset to us at a fixed price at the end of the lease. As at December 31, 2010 and December 31, 2009 the notional amount of the guarantees was € 514 million and € 525 million respectively, and the notional of the put options was € 246 million and € 246 million respectively. The guarantees and the put options have an immaterial fair value. We do not consolidate these SPEs as we do not hold the majority of their risks and rewards.

Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see our Risk Report and Note 36 “Regulatory Capital” to our consolidated financial statements.

Long-term Credit Ratings

We believe that maintaining a strong credit quality is a key part of the value we offer to our clients, bondholders and shareholders. Below are our long-term credit ratings, which with the exception of Moody's have remained unchanged throughout 2010.

On March 4, 2010, Moody's Investors Service downgraded the long-term credit rating of Deutsche Bank AG from Aa1 to Aa3. Moody's attributed the downgrade to the bank's continued preponderance of capital market activities and the resulting challenges for risk management, the delay in the acquisition of Deutsche Postbank AG and the consequent deferral of possible benefits of this acquisition, as well as Deutsche Bank's other businesses which have shown a greater degree of earnings volatility than expected.

	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Moody's Investors Service, New York[1]	Aa3	Aa1	Aa1
Standard & Poor's, New York[2]	A+	A+	A+
Fitch Ratings, New York[3]	AA–	AA–	AA–

[1] Moody's defines the Aa rating as denoting bonds that are judged to be high quality by all standards. Moody's rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 1 indicates that Moody's ranks the obligation in the upper end of the Aa category. The numerical modifier 3 indicates that Moody's ranks the obligation in the lower end of the Aa category.
[2] Standard and Poor's defines its A rating as somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.
[3] Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA-ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category; the minus indicates a ranking in the lower end of the AA category.

Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that circumstances so warrant. You should not view these long-term credit ratings as recommendations to buy, hold or sell our securities.

Tabular Disclosure of Contractual Obligations

The table below shows the cash payment requirements from contractual obligations outstanding as of December 31, 2010.

Contractual obligations

		Payment due by period			
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations	169,660	28,870	44,296	35,703	60,791
Trust preferred securities	12,250	1,334	2,736	1,745	6,435
Long-term financial liabilities designated at fair value through profit or loss[1]	16,383	3,675	4,711	3,040	4,957
Finance lease obligations	155	17	29	36	73
Operating lease obligations	5,221	831	1,341	975	2,074
Purchase obligations	2,643	578	1,407	585	73
Long-term deposits	58,729	–	22,461	12,969	23,299
Other long-term liabilities	13,298	662	732	1,044	10,860
Total	278,339	35,967	77,713	56,097	108,562

[1] Mainly long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the benefit of noncancelable sublease rentals of € 248 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, processing, information technology and custodian services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note 12 “Financial Assets/Liabilities at Fair Value through Profit or Loss”, Note 23 “Leases”, Note 27 “Deposits” and Note 30 “Long-Term Debt and Trust Preferred Securities”.

Value-based Management

Since 2009 we have further developed our value-based management framework, which focusses on Total Shareholder Return (TSR). Based on a TSR-model, which identifies the determinants of our value development empirically, key metrics for internal steering were derived and connected with business-specific value drivers.

The key metrics include indicators for profitability and growth and evaluate the development of the Group and its divisions while considering certain constraints (for example with regard to captial consumption and leverage).

Key indicators

1	Return on Equity	5	Revenue growth	9	Core Tier 1 ratio	13	Share of classic banking
2	IBIT	6	IBIT growth	10	Leverage ratio	14	Revenues from growth regions
3	Cost/income ratio	7	Asset growth	11	Liquidity		
4	Economic profit	8	Economic profit growth	12	Econ. capital usage		

Besides key metrics, business-specific value drivers were identified for every business division individually. These value drivers are the main internal and external factors which influence the performance and include financial as well as non-financial indicators, such as the number of customers, business volumes, margins, market share, external indicies or economic paramters. The selection of value drivers is based on empiric analyses and was agreed with the management of each buiness division.

The improved concept was included in this years' planning process and will be the future benchmark for monthly financial reporting as well as the basis for the quarterly discussion of individual business divisions' performance expecatations.

Events after the Reporting Date

After the balance sheet date no significant events occurred, which had a significant impact on our results of operations, financial position and net assets.

Report of the Supervisory Board

In 2010, the economic environment continued to stabilize further, beyond our original expectations. In particular our home market, Germany, benefited from this. Growth continued in the key emerging markets of Latin America and Asia. In the eurozone, fiscal tightening and economic rebalancing dampened growth in some countries. Uncertainties remain concerning the stability of the financial system, which, in light of the excessive levels of sovereign debt, led to high volatility in the capital markets. Furthermore, new regulatory requirements have become more concrete in the wake of the crisis. The "Basel III" rules recently approved by the G20 are just the beginning.

For Deutsche Bank, 2010 was a year of investments, a year in which we drove change and clearly enhanced our competitive position. In many ways, the bank is now stronger than before the financial crisis and exceptionally well positioned for renewed growth. Our market presence was significantly expanded through the takeover of parts of ABN AMRO Bank in the Netherlands as well as Sal. Oppenheim and Postbank in Germany. The bank has thus improved its earnings power, especially in the retail and commercial banking businesses, and is creating a second powerful revenue engine alongside its globally successful investment banking operations.

The bank also strengthened its equity capital base. Thanks to the well-chosen timeframe, the capital increase was carried out very successfully in September with gross issue proceeds of € 10.2 billion, making it possible to launch into the decisive phase of the Postbank takeover. The bank's capital strength will continue to be a top priority for the Management Board and Supervisory Board in the future, too. We also took this into account in this year's dividend proposal, just like last year. The bank will continue to face major challenges, including the Postbank integration, and new regulatory requirements. We would like to thank the Management Board and the bank's employees for their great personal dedication.

In 2010, we again addressed numerous statutory and regulatory changes. Last year, we extensively discussed the bank's economic and financial development, its operating environment, risk management system, planning and internal control system as well as changes in the system of compensation for the Management Board. We held in-depth discussions with the Management Board on the bank's strategy and continued implementation of the measures in phase four of the bank's management agenda. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management as well as transactions and events that were of significant importance to the bank. We advised the Management Board and monitored its management of business. We were involved in decisions of fundamental importance. Regular discussions were also held between the Chairman of the Supervisory Board and the Chairman of the Management Board dealing with important topics and upcoming decisions. Between meetings, the Management Board kept us informed in writing of important events. Resolutions were passed by circulation procedure when necessary between the meetings.

Meetings of the Supervisory Board

The Supervisory Board held nine meetings in the 2010 financial year.

At the first meeting of the year on February 3, 2010, we discussed the development of business in 2009, the key figures of the Annual Financial Statements for 2009 and a comparison of the plan-actual figures for 2009. The dividend proposal for the year 2009 as well as the corporate planning for the years 2010 to 2012 were noted with approval. Furthermore, we discussed the audit report by PricewaterhouseCoopers on the proper functioning of the business organization of the Corporate Security area, as well as the Corporate Governance Report and Corporate Governance Statement. We gave our consent to Dr. Börsig and Dr. Eick being named in the Annual Report as financial experts in accordance with German and U.S. law and verified the independence of the Audit Committee members. Finally, we approved amendments to the Articles of Association and, following extensive discussion, the restructuring of the Management Board's compensation based on a recommendation from the Chairman's Committee.

At two other meetings on February 10 and February 18, 2010, we discussed the basis for calculating the variable compensation for the Management Board for the 2009 financial year, including the regulations of the Act on the Appropriateness of Management Board Compensation (VorstAG), and subsequently determined the Management Board's compensation – with the involvement of an independent external legal advisor and compensation consultant – while taking into account the recommendations of the Chairman's Committee.

At the financial statements meeting on March 12, 2010, based on the Audit Committee's recommendation and after a discussion with the auditor, we approved the Consolidated Financial Statements and Annual Financial Statements for 2009. Furthermore, the Compliance and Anti-Money Laundering Report was presented and a discussion was held on the possible increase in our participation in Hua Xia Bank in China. Mr. Lamberti informed us of the bank's compensation structures and practices (Remuneration Report) in accordance with the new requirements of the Federal Financial Supervisory Authority (BaFin). We also obtained extensive information on the key risk positions and the Group's risk management. Changes in the composition of the Regional Advisory Boards and Advisory Councils in Germany were presented to us, and the resolution proposals for the Agenda of the General Meeting 2010 were approved.

At the meeting on the day before the General Meeting, we discussed the procedures for the General Meeting and the announced counterproposals as well as the status of litigation in connection with the General Meetings 2004 – 2009. As necessary, resolutions were approved. Furthermore, Dr. Ackermann summarized the bank's exposures in Greece and reported on the future course of action.

At an extraordinary meeting on June 15, 2010, we noted Mr. Cohrs's request to retire from the Management Board with effect from September 30, 2010, and agreed in general, on the basis of specific criteria, to the termination of his service agreement. Furthermore, we approved in general the resulting changes to the Business Allocation Plan for the Management Board based on the proposal submitted by the Chairman's Committee. Dr. Ackermann informed us of the stress tests planned for financial institutions.

At the meeting on July 27, 2010, we were informed of the bank's development in the first six months of the year. Based on the supplements to the German Corporate Governance Code approved by the Government Commission in May 2010, amendments to the terms of reference for the Supervisory Board, Chairman's Committee and Nomination Committee were resolved, with the aim of implementing all of the new recommendations of the Code. Furthermore, we approved an adjustment to the plan conditions for the restricted incentive and equity awards issued to the Management Board members in 2010. Mr. Lamberti reported to us on the bank's IT infrastructure, the governance of GTO and ongoing challenges facing the banking sector. Mr. Krause presented the strategic and financial objectives of the complexity reduction program as well as a progress report on the integration of Sal. Oppenheim and the commercial banking activities taken over from ABN AMRO Bank in the Netherlands. In addition, we approved the Management Board resolution to raise our participation in Hua Xia Bank in China to 19.99 % within the framework of its capital increase as well as the proposal submitted by the Chairman's Committee regarding the termination of Mr. Cohrs's service agreement.

At an extraordinary meeting on September 12, 2010, based on the recommendation of the Chairman's Committee, we consented to the Management Board resolutions taken on the same day to submit a public takeover offer to the shareholders of Deutsche Postbank AG and to increase the share capital of the bank.

At the last meeting of the year on October 27, 2010, we were informed of the development of business in the third quarter and of the status of the takeover offer submitted to shareholders of Deutsche Postbank AG. Together with the Management Board, we discussed in detail the bank's further strategic development along with the corresponding targets and planned measures. Mr. Lamberti presented to us the Deutsche Bank Human Resources Report. Furthermore, changes to the Terms of Reference for the Management Board, including the Business Allocation Plan, and to the Terms of Reference for the Audit Committee, based on the Minimum Requirements for the Compliance Function were discussed and approved. Finally, we determined the objectives for the composition of the Supervisory Board.

The Committees of the Supervisory Board

The Chairman's Committee met ten times during the reporting period. In addition, two telephone conferences took place. Between the meetings, the Chairman of the Chairman's Committee spoke with the Committee members regularly about issues of major importance. The Committee examined, in particular, the new statutory and regulatory requirements for Management Board compensation and their implementation, the preparations for determining the variable compensation for the 2009 financial year, issues of succession planning and the termination of the Management Board appointment of Mr. Cohrs. Discussions also focussed on the amendments required to the terms of reference for the Management Board and the Supervisory Board and its committees as well as changes to the Management Board's Business Allocation Plan. In addition, the Chairman's Committee prepared resolutions for the Supervisory Board and gave its approval to Management Board members for their ancillary activities or to accept directorships at other companies. Furthermore, based on the authorization of the Supervisory Board, it approved the final structure of the bank's capital increase. Finally, it handled the implementation of the new recommendations and suggestions of the German Corporate Governance Code.

At its six meetings, the Risk Committee discussed the bank's exposures subject to mandatory approval under German law and the Articles of Association. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country, market and operational risks, the Committee also addressed legal and reputational risks. The Committee's discussions extensively covered the bank's risk position along with the developments of the sovereign debt crisis in Europe and their impacts on the bank. In addition to the development of risks relating to leveraged finance, commercial real estate finance and monoline insurers, the Committee discussed in detail the effects of the new regulatory rules on the bank and its risk position. Furthermore, the Committee focussed on the risk absorption capacity, i.e. the ratio between available and required capital (reporting in accordance with ICAAP) including a comparison of the economic risks to the risk coverage potential and its consistent incorporation in risk management, and on the development of the bank's refinancing and liquidity position. Also, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met six times in 2010. Representatives of the bank's auditor participated regularly in these meetings. Subjects covered were the audit of the Annual Financial Statements and Consolidated Financial Statements for 2009, the quarterly financial statements, Forms 20-F and 6-K for the U.S. Securities and Exchange Commission (SEC), as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2010 financial year, issued the audit mandate, specified audit areas of focus, resolved on the auditor's remuneration and verified the auditor's independence in accordance with the requirements of the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB). The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. It checked in detail to what extent our internal control systems are in accordance with the requirements of the Sarbanes-Oxley Act. The Committee assured itself of the effectiveness of the system of internal controls, risk management and internal audit and monitored the financial reporting and accounting process. When necessary, resolutions were passed or recommendations were issued for the Supervisory Board's approval. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of internal audit, on issues relating to compliance, on legal and reputational risks as well as on special investigations and significant findings of regulatory authorities. Internal Audit's plan for the year was noted with approval. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters. At the last meeting of the year, the Committee obtained information from the Management Board and the auditor on key topics in planning for the Annual Financial Statements for 2010. These included, above all, the initial consolidation of Deutsche Postbank AG, Sal. Oppenheim and the business units acquired from ABN AMRO Bank in the Netherlands, the measures to prepare for the audit of the Annual Financial Statements and the areas of audit focus pursuant to Section 30 of the German Banking Act (KWG). Furthermore, it received reports on the replacement of IAS 39 and the introduction of IFRS 9 for financial instruments, as well as on steps taken and further plans for the complexity reduction program.

The Nomination Committee held two informal meetings relating to succession issues on the Supervisory Board.

Meetings of the Mediation Committee, established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2010.

The committee chairmen reported regularly to the Supervisory Board on the work of the committees.

In 2010, all Supervisory Board members participated in the meetings of the Supervisory Board and their respective committees with only few exceptions (average attendance: 95 %).

Corporate Governance

Implementation of the new recommendations of the German Corporate Governance Code was discussed at the Supervisory Board and Chairman's Committee meetings in July 2010. The Supervisory Board resolved to implement all of the new recommendations of the Code and accordingly amended the terms of reference for the Supervisory Board, Chairman's Committee, Nomination Committee and Management Board as necessary.

In addition, the Chairman's Committee and Supervisory Board addressed the implementation of the new regulations on Management Board compensation at several meetings. For the review of the structure of the Management Board's compensation system and of the appropriateness of the variable compensation for the 2010 financial year, the Supervisory Board resolved to engage an independent legal advisor and a compensation consultant.

Furthermore, at the meeting in October 2010, based on a proposal by the Chairman's Committee and in accordance with No. 5.4.1 of the German Corporate Governance Code, we determined the objectives for the composition of the Supervisory Board (see pages 375 ff. of the Corporate Governance Report in the Financial Report 2010).

As resolved in October 2009, efficiency reviews on the basis of company-specific questionnaires were carried out in spring 2010, not only for the Supervisory Board as a whole, but also for the Chairman's, Audit and Risk Committees, and the results were presented and discussed in detail at the subsequent meetings. We are of the opinion that the work of the Supervisory Board is carried out efficiently and that a high standard was achieved in this context. Suggestions and measures that had been recommended in the previous review of the Supervisory Board's efficiency were effectively implemented and led to a further increase in the efficiency of the work of the Supervisory Board and its committees. In addition, initial suggestions from the efficiency reviews were already implemented in 2010.

We determined that the Supervisory Board has what we consider to be an adequate number of independent members. We also determined that all members of the Audit Committee are independent as defined by the implementation rules of the Securities and Exchange Commission (SEC) issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Dr. Börsig and Dr. Eick were named as Audit Committee financial experts in accordance with the regulations of the SEC as well as Sections 107 (4) and 100 (5) of the German Stock Corporation Act (AktG).

The Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2009 and updated in January 2010, was reissued at the meeting of the Supervisory Board on October 27, 2010. Deutsche Bank AG complies, without exception, with all of the recommendations in the version of the Code dated May 26, 2010.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 27, 2010, can be found in the Financial Report 2010 on pages 375 ff. and on our Internet website at http://www.deutsche-bank.com/ir/en/content/corporate_governance.htm. The terms of reference for the Supervisory Board and its committees as well as for the Management Board are also published there, each in their currently applicable versions.

Training and Further Education Measures

Members of the Supervisory Board completed the training and further education measures required for their tasks on their own. Deutsche Bank provided the appropriate support to them in this context. New members joining the Supervisory Board in 2010 were given orientation individually tailored to their levels of knowledge, a package of information material and opportunities, for internal and external training, which were widely used. All of the members of the Supervisory Board were informed of the legal basis of the Supervisory Board's work as part of a workshop carried out by an external attorney. Furthermore, another external attorney spoke to them on the Supervisory Board's responsibilities and task. During the reporting year, two internal workshops were held for members of the Risk Committee on issues relating to credit, market and operational risks as well as the economic capital model (ICAAP). Together with staff members of the Finance department and the auditor, the Audit Committee members discussed the new regulations on accounting and financial reporting. In addition, members of the Supervisory Board were informed of new developments in corporate governance.

Conflicts of Interest and Their Handling

The Risk Committee dealt with the loan approvals required pursuant to Section 15 of the German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken, or who might have faced a possible conflict of interests for other reasons, did not participate in the discussion and voting.

In September 2010, Professor Kagermann did not participate in the discussion of and voting on the submission of a public takeover offer to the shareholders of Deutsche Postbank AG owing to his membership on the Supervisory Board of Deutsche Post AG and thus a possible conflict of interests in this context.

Occasionally, there were latent conflicts of interest on the part of individual Supervisory Board members. During the reporting period, Ms. Förster and Ms. Ruck were also members of the Supervisory Board of Deutsche Bank Privat- und Geschäftskunden AG as representatives of the employees. They did not participate in the discussions of and voting on topics relating to their work, such as resolutions pursuant to Section 32 of the German Co-determination Act (MitbestG). Additional special measures to address these latent and only occasional conflicts of interest were not required.

Litigation

As in the preceding years, the Supervisory Board was regularly informed of important lawsuits and discussed further courses of action. These included the actions for rescission and to obtain information filed in connection with the General Meetings in 2004, 2005, 2006, 2007, 2008, 2009 and 2010, as well as the lawsuits brought against Deutsche Bank and Dr. Breuer by Dr. Kirch and KGL Pool GmbH. The General Meeting's election of shareholder representatives on May 29, 2008, was contested by several shareholders. The case is currently before Germany's Supreme Court, which will rule on the admissibility of an appeal against the decision taken by the Higher Regional Court Frankfurt am Main to dismiss the complaint.

Furthermore, reports concerning important lawsuits were presented to the Supervisory Board on a regular basis and, in detail, to the Audit and Risk Committees.

Annual Financial Statements

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2010 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2010. The audits led in each case to an unqualified opinion. The Audit Committee examined the documents for the Annual Financial Statements and Consolidated Financial Statements, along with the auditor's report, and discussed these extensively with the auditor. The Chairman of the Audit Committee reported to us on this at today's meeting of the Supervisory Board. We agreed with the results of the audits after inspecting the auditor's reports and the documents for the Annual Financial Statements and Consolidated Financial Statements, and after an extensive discussion, we agreed to the recommendation of the Audit Committee and determined that, also based on the results of our inspections, there were no objections to be raised.

Today, we approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. We agree to the Management Board's proposal for the appropriation of profits.

Personnel Issues

With effect from the end of September 30, 2010, Mr. Cohrs retired from the Management Board. His functional responsibilities were assumed by Mr. Jain in addition to his existing tasks.

There were changes in the composition of the Supervisory Board. Mr. Wunderlich was a member of the Supervisory Board until June 30, 2010. He was replaced for the remainder of his term of office by Mr. Kazmierczak. Ms. Förster was a member of the Supervisory Board until July 31, 2010. She was replaced for the remainder of her term of office by Mr. Viertel.

We thank the members who left last year for their dedicated work on the Supervisory Board and for their constructive assistance to the company and the Management Board in recent years.

Frankfurt am Main, March 11, 2011

The Supervisory Board



Dr. Clemens Börsig
Chairman

Risk Report

Included in the following section on quantitative and qualitative disclosures about credit, market and other risks is information which forms part of the financial statements of Deutsche Bank and which is incorporated by reference into the financial statements of this report. Such information is marked by a bracket in the margins throughout this section.

Effective December 3, 2010, Deutsche Bank consolidated Deutsche Postbank Group ("Postbank"). The following section on qualitative and quantitative risk disclosures provides a comprehensive view on the risk profile of Deutsche Bank Group, after consolidation of Postbank. In particular, the quantitative information generally reflects Deutsche Bank Group including Postbank for the reporting date December 31, 2010 or the respective reporting period from December 3, 2010. In the limited instances where a consolidated view has not been presented, a separate Postbank risk disclosure or applicable qualitative commentary is provided where appropriate.

Postbank currently conducts its own risk management activities under its own statutory responsibilities. Deutsche Bank Group provides advisory services to Postbank with regard to specific risk management areas. It is intended to increase the convergence of risk management principles across Deutsche Bank Group and Postbank over time. This also responds to regulatory requirements that are applicable to Deutsche Bank AG as the parent company of the combined group.

Risk Management Executive Summary

The overall focus of Risk and Capital Management in 2010 was on maintaining our risk profile in line with our risk strategy, strengthening our capital base and supporting the Group's strategic initiatives under phase 4 of our management agenda. This approach is reflected across the different risk metrics summarized below.

Credit Risk

- Diligent adherence to our core credit principles of proactive and prudent risk management, coupled with the economic recovery in our key markets in 2010 has resulted in lower credit losses and further improved quality of our non-Postbank credit portfolio. This has been achieved by stringent application of our existing risk management philosophy of strict underwriting standards, active concentration risk management and risk mitigation strategies including collateral, hedging, netting and credit support arrangements.
- Our provision for credit losses in 2010 was € 1.3 billion which is significantly lower than € 2.6 billion in 2009. The € 1.3 billion in 2010 included € 278 million of new provisions relating to assets reclassified in accordance with IAS 39. Our provision for non IAS 39 assets in 2010 also declined during the year to € 996 million (including € 56 million of Postbank related provisions in 2010) compared to € 1.4 billion in 2009.
- The portion of our corporate loan book carrying an investment-grade rating improved from 61 % at December 31, 2009 to 69 % at December 31, 2010, reflecting positive rating migration and the first-time inclusion of Postbank positions.

- Excluding acquisitions, the loan portfolio grew by 3 % or € 8 billion whilst adhering to strict risk/reward requirements.
- With the consolidation of Postbank on December 3, 2010, our loan portfolio increased by € 129 billion, principally in German retail loans but also including € 15 billion commercial real estate loans.

Market Risk

- In 2010, we continued to increase the number and specialization of our Market Risk Management staff.
- The economic capital usage for trading market risk totaled € 6.4 billion at year-end 2010 compared with € 4.6 billion at year-end 2009. The increase reflected methodology changes and more conservative liquidity assumptions. This was partially offset by a reduction in our legacy (trading) credit exposure.
- The decrease in average value-at-risk in 2010 was driven primarily by reduced risk taking and lower historical volatilities. In addition our trading business continued to recalibrate the business model towards taking less risk in illiquid or complex exposures.

Operational Risk

- Operational risk economic capital usage increased by € 189 million, or 5 %, to € 3.7 billion as of December 31, 2010. The increase is fully explained by acquisitions.

Liquidity Risk

- Liquidity Reserves (excluding Postbank) exceeded € 145 billion as of December 31, 2010.
- 2010 issuance activities amounted to € 22.9 billion as compared to a planned € 19 billion (excluding Postbank).
- The Postbank acquisition added significant stable funding sources.

Capital Management

- We successfully completed the capital increase in October 2010 with net proceeds of € 10.1 billion.
- The Core Tier 1 capital ratio, which excludes hybrid instruments, was 8.7 % at the end of 2010, at the same level as at the end of 2009.
- Tier 1 capital ratio was 12.3 % at the end of 2010, compared to 12.6 % at the end of 2009, and substantially above our published target level of at least 10.0 %.
- Risk-weighted assets were up by € 73 billion to € 346 billion at the end of 2010, mainly due to the consolidation of Postbank.

Balance Sheet Management

- As of December 31, 2010, our leverage ratio according to our target definition was 23 at the same level as at the end of 2009, and below our leverage ratio target of 25. The impact from our acquisitions on our total assets was fully compensated for by the impact of our rights issue on the applicable equity.

Risk and Capital Management

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and proactive monitoring processes that are closely aligned with the activities of our group divisions. The importance of strong risk and capital management and the continuous need to refine these practices became particularly evident during the financial market crisis. While we continuously strive to improve our risk and capital management, we may be unable to anticipate all market developments, in particular those of an extreme nature.

Risk and Capital Management Principles

The following key principles underpin our approach to risk and capital management:

- Our Management Board provides overall risk and capital management supervision over our consolidated Group. Our Supervisory Board regularly monitors our risk and capital profile.
- We manage credit, market, liquidity, operational, business and reputational risks as well as our capital in a coordinated manner at all relevant levels within our organization. This also holds true for complex products which we typically manage within our framework established for trading exposures.
- The structure of our integrated Legal, Risk & Capital function is closely aligned with the structure of our group divisions.
- The Legal, Risk & Capital function is independent of our group divisions.

Comparable risk management principles are in place at Postbank reflected in its own organizational setup.

Risk and Capital Management Organization

The following chart provides a schematic overview of the risk management governance structure of the Deutsche Bank Group.

Risk and Capital Management – Schematic Overview of Governance Structure at Group Level


Supervisory Board
Risk Committee of the Supervisory Board
Regular monitoring of risk and capital profile
Chair: Dr. Clemens Börsig
Management Board
Management Board
Overall risk and capital management supervision
Chief Risk Officer: Dr. Hugo Bänziger
Risk Executive Committee *)
Management of Legal, Risk & Capital function
Chair: Dr. Hugo Bänziger
Voting Members: Senior Risk Managers
Non-Voting Members: Senior Representatives from Group Audit, Loan Exposure Management Group and Research
Capital and Risk Committee *)
Planning of Capital, Funding & Liquidity
Chair: Dr. Hugo Bänziger
Voting Members: Chief Financial Officer and Senior Risk Managers
Non-Voting Members: Global Business Heads and Head of Group Strategy & Planning
Risk Management Functions

*) Supported by several Sub-Committees

Our Chief Risk Officer, who is a member of our Management Board, is responsible for our Group-wide credit, market, operational, liquidity, business, legal and reputational risk management. Additionally our Chief Risk Officer is responsible for capital management activities and heads our integrated Legal, Risk & Capital function.

Two functional committees, which are both chaired by our Chief Risk Officer, are central to the Legal, Risk & Capital function.

— Our Risk Executive Committee is responsible for management and control of the aforementioned risks across our consolidated Group. To fulfill this mandate, the Risk Executive Committee is supported by sub-committees that are responsible for dedicated areas of risk management, including several policy committees and the Group Reputational Risk Committee.

- The responsibilities of the Capital and Risk Committee include risk profile and capital planning, capital capacity monitoring and optimization of funding. It also supervises our non-traded market risk exposures.

Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees as proposals for strategic investments are analyzed by the Group Investment Committee. Depending on the size of the strategic investment it may require approval from the Group Investment Committee, the Management Board or even the Supervisory Board. The development of the strategic investments is monitored by the Group Investment Committee on a regular basis.

Dedicated Legal, Risk & Capital units are established with the mandate to:

- Ensure that the business conducted within each division is consistent with the risk appetite that the Capital and Risk Committee has set within a framework established by the Management Board;
- Formulate and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
- Approve credit, market and liquidity risk limits;
- Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
- Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

The heads of our Legal, Risk & Capital units, who are members of our Risk Executive Committee, are responsible for the performance of the risk management units and report directly to our Chief Risk Officer.

Our Finance and Audit departments operate independently of both the group divisions and of the Legal, Risk & Capital function. The role of the Finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our Audit department performs risk-oriented reviews of the design and operating effectiveness of our system of internal controls.

Postbank's Group-wide risk management organization independently measures and evaluates all key risks and their drivers. During 2010 the Chief Risk Officer had a direct reporting line to the Management Board of Postbank. Effective March 1, 2011, Postbank's Chief Risk Officer role has been established at Management Board level.

The key risk management committees of Postbank, in all of which Postbank's Chief Risk Officer is a voting member, are:

- The Bank Risk Committee (newly established in 2010), which advises Postbank's Management Board with respect to the determination of overall risk appetite and risk allocation.
- The Credit Risk Committee, which is responsible for limit allocation and the definition of an appropriate limit framework.
- The Market Risk Committee, which decides on limit allocations as well as strategic positioning of Postbank's banking book and the management of liquidity risk.
- The Operational Risk Committee which defines the appropriate risk framework as well as the capital allocation for the individual business areas.

Risk and Capital Strategy

The risk and capital strategy is developed annually through an integrated process, led by the Legal, Risk & Capital function together with the group divisions and the Finance function, ensuring Group-wide alignment of risk and performance targets. The strategy is ultimately presented to, and approved by, the Management Board. Subsequently, this plan is also presented to, and discussed with, the Risk Committee of the Supervisory Board.

Our risk appetite is set for various parameters and different levels of the Group. Performance against these targets is monitored regularly and a report on selected important and high-level targets is brought to the direct attention of the Chief Risk Officer, the Capital and Risk Committee and/or the Management Board. In case of a significant deviation from the targets, it is the responsibility of the divisional legal, risk & capital units to bring this to the attention of their superiors and ultimately the Chief Risk Officer if no immediate mitigation or future mitigation strategy can be achieved on a subordinated level.

Amendments to the risk and capital strategy must be approved by the Chief Risk Officer or the full Management Board, depending on significance.

At Postbank, similar fundamental principles are in place with Postbank's Management Board being responsible for Postbank's risk profile and risk strategy, and regularly reporting thereon to the Supervisory Board of Postbank. Starting in 2011, Postbank's capital demand is reflected in the consolidated Group's risk and capital strategy.

Categories of Risk

As part of our business activities, we face a variety of risks, the most significant of which are described further below in dedicated sections, starting with credit risk. These risks can be categorized in a variety of ways. From a regulatory perspective, we hold regulatory capital against three types of risk: credit risk, market risk and operational risk. As part of our internal capital adequacy assessment process we calculate the amount of economic capital that is necessary to cover the risks generated from our business activities. We also calculate and monitor liquidity risk, which we manage via a separate risk management framework.

Credit Risk
Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower or obligor (which we refer to collectively as "counterparties") exist, including those claims that we plan to distribute (see further below in the more detailed credit risk section). These transactions are typically part of our traditional non-traded lending activities (such as loans and contingent liabilities), or our direct trading activity with clients (such as OTC derivatives, FX forwards and Forward Rate Agreements) or are related to our positions in traded credit products (such as bonds). This latter risk, which we call "Traded Default Risk" is managed using both credit and market risk parameters. We distinguish between three kinds of credit risk:

- Default risk is the risk that counterparties fail to meet contractual payment obligations.
- Country risk is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.
- Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.

Market Risk
Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility. In our risk management processes we further distinguish market risk into:

- Trading market risk, which arises primarily through the market-making and trading activities in the various cash and derivative markets.
- Nontrading market risk, which arises from assets and liabilities that are typically on our books for a longer period of time (i.e. non-consolidated strategic investments, alternative asset investments, sight and saving deposits, and equity compensation), but where the inherent value is still dependent on the movement of financial markets and parameters. We include risk from the modeling of the duration of sight and saving deposits and risk from our Deutsche Bank Bauspar business in nontrading market risk. In addition, we also include equivalent risks that Postbank categorizes as business and collective risks, respectively.

Operational Risk
Operational risk is the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

Liquidity Risk
Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.

Business Risk

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our results if we fail to adjust quickly to these changing conditions.

Beyond the above risks, there are a number of further risks, such as reputational risk, insurance-specific risk and concentration risk. They are substantially related to one or more of the above risk types.

Reputational Risk

Within our risk management processes, we define reputational risk as the risk that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public's trust in our organization.

Several policies and guidelines form the framework of our reputational risk management. The primary responsibility for the identification, escalation and resolution of reputational risk issues resides with the business divisions. The risk management units assist and advise the business divisions in ascertaining that reputational risk issues are appropriately identified, escalated and addressed.

The most senior dedicated body for reputational risk issues is our Group Reputational Risk Committee (GRRC). It is a permanent sub-committee of the Risk Executive Committee and is chaired by the Chief Risk Officer. The GRRC reviews and makes final determinations on all reputational risk issues, where escalation of such issues is deemed necessary by senior business and regional management, or required under other Group policies and procedures.

Insurance Specific Risk

Our exposure to insurance risk relates to Abbey Life Assurance Company Limited (ALAC) and the defined benefit pension obligations of Deutsche Bank Group. In our risk management framework, we consider insurance-related risks primarily as non-traded market risks. We monitor the underlying assumptions in the calculation of these risks regularly and seek risk mitigating measures such as reinsurances, if we deem this appropriate. We are primarily exposed to the following insurance-related risks.

- Longevity risk. The risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products. For risk management purposes, monthly stress testing and economic capital allocation are carried out for both ALAC and the defined benefit pension obligation as part of our market risk framework and process. For ALAC, reinsurance is the primary method of mitigation of longevity risk. Mortality experience investigations and sensitivities of the obligations to changes in longevity are provided by ALAC and the global scheme actuary TowersWatson on an annual basis.
- Mortality and morbidity risks. The risks of a higher or lower than expected number of death or disability claims on assurance products and of an occurrence of one or more large claims.
- Expenses risk. The risk that policies cost more or less to administer than expected.
- Persistency risk. The risk of a higher or lower than expected percentage of lapsed policies.

To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may increase.

Concentration Risk

Risk Concentrations are not an isolated risk type but are broadly integrated in the management of credit, market, operational and liquidity risks. Risk concentrations refer to a bank's loss potential through unbalanced distribution of dependencies on specific risk drivers. Risk concentrations are encountered within and across counterparties, regions/countries, industries and products, impacting the aforementioned risks. Risk concentrations are actively managed, for instance by entering into offsetting or risk-reducing transactions. Management of risk concentration across risk types involves expert panels, qualitative assessments, quantitative instruments (such as economic capital and stress testing) and comprehensive reporting.

Risk Management Tools

We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

— Economic capital. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. "Very severe" in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk including traded default risk, for operational risk and for general business risk. We continuously review and enhance our economic capital model as appropriate. Notably during the course of 2009 and 2010 we revised the correlation model underlying our credit risk portfolio model to align it more closely with observable default correlations. In addition, the model is now capable of deriving our loss potential for multiple time steps, which is expected to enable it to also determine the regulatory Incremental Risk Charge going forward. Within our economic capital framework we capture the effects of rating migration as well as profits and losses due to fair value accounting. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and unamortized other intangible assets) in order to allocate our book capital among our businesses. This enables us to assess each business unit's risk-adjusted profitability, which is a key metric in managing our financial resources. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships. For consolidation purposes Postbank economic capital has been calculated on a basis consistent with Deutsche Bank methodology, however, limitations in data availability may lead to portfolio effects that are not fully estimated and thereby resulting in over or under estimation. See "Overall Risk Position" below for a quantitative summary of our economic capital usage.

Following a similar concept, Postbank also quantifies its capital demand arising from severe unexpected losses, referring to it as "risk capital". In doing so, Postbank uses uniform parameters to measure individual risks that have been classified as material. These parameters are oriented on the value-at-risk approach, using the loss (less the expected gain or loss) that will not be exceeded for a 99.93 % level of probability within the given holding period which is usually one year but for market risk set at 90 days.

- Expected loss. We use expected loss as a measure of our credit and operational risk. Expected loss is a measurement of the loss we can expect within a one-year period from these risks as of the respective reporting date, based on our historical loss experience. When calculating expected loss for credit risk, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of up to seven years based on our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations as a component of our collectively assessed allowance for credit losses included in our financial statements. For operational risk we determine the expected loss from statistical averages of our internal loss history, recent risk trends as well as forward looking expert estimates.
- Value-at-Risk. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated, using pre-determined correlations) in that portfolio.
  At Postbank, the value-at-risk approach is used for both the trading book and the banking book. Postbank has laid down the material foundation to apply the internal market risk model used to measure and manage market risk in order to determine the capital requirements for market risk in accordance with the German Regulation on Solvency ("SolvV") subsequent to regulatory approval.

— Stress testing. We supplement our analysis of credit, market, operational and liquidity risk with stress testing. For credit risk management purposes, we perform stress tests to assess the impact of changes in general economic conditions or specific parameters on our credit exposures or parts thereof as well as the impact on the creditworthiness of our portfolio. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. The correlations between market risk factors used in our current stress tests are estimated from volatile market conditions in the past using an algorithm, and the estimated correlations proved to be essentially consistent with those observed during recent periods of market stress. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under the scenarios of extreme market conditions we select for our simulations. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components, which include external losses. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. In 2010, we completed the implementation of our group wide stress testing framework across the different risk types, which also comprise reverse stress tests, i.e. an analysis that develops a scenario which makes the business model unviable.
At Postbank all material and actively managed risk categories (credit, market, liquidity and operational risks) are subject to defined stress tests.
— Regulatory risk assessment. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in Note 36 "Regulatory Capital" of the consolidated financial statements.

Credit Risk

We measure and manage our credit risk following the below philosophy and principles:

— The key principle of credit risk management is client due diligence, which is aligned with our country and industry portfolio strategies. Prudent client selection is achieved in collaboration with our business line counterparts as a first line of defense. In all our group divisions consistent standards are applied in the respective credit decision processes.
— We actively aim to prevent undue concentration and long tail-risks (large unexpected losses) by ensuring a diversified and marketable credit portfolio, effectively protecting the bank's capital in all market conditions. Client, industry, country and product-specific concentrations are actively assessed and managed against our risk appetite.

- We aim to avoid large directional credit risk on a counterparty and portfolio level by applying stringent underwriting standards combined with a pro-active hedging and distribution model and collateralization of our hold portfolio where feasible.
- We are selective in taking outright cash risk positions unless secured, guaranteed and/or adequately hedged. Exceptions to this general principle are lower risk, short-term transactions and facilities supporting specific trade finance requests as well as low risk businesses where the margin allows for adequate loss coverage.
- We aim to secure our derivative portfolio through collateral agreements and may additionally hedge concentration risks to further mitigate credit risks from underlying market movements.
- Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level. We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor on a global basis that applies across our consolidated Group, in line with regulatory requirements of the German Banking Act (Kreditwesengesetz).

Postbank has comparable uniform standards in place.

Credit Risk Ratings

A basic and key element of the credit approval process is a detailed risk assessment of each credit-relevant counterparty. When rating a counterparty we apply in-house assessment methodologies, scorecards and our 26-grade rating scale for evaluating the credit-worthiness of our counterparties. The majority of our rating methodologies are authorized for use within the Advanced Internal Rating Based Approach under Basel II rules. Our rating scale enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. Several default ratings therein enable us to incorporate the potential recovery rate of unsecured defaulted counterparty exposures. We generally rate our counterparties individually, though certain portfolios of securitized receivables are rated on a pool basis.

In our retail business, creditworthiness checks and counterparty ratings of the homogenous portfolio are derived by utilizing an automated decision engine. The decision engine incorporates quantitative aspects (e.g. financial figures), behavioral aspects, credit bureau information (such as SCHUFA in Germany) and general customer data. These input factors are used by the decision engine to determine the creditworthiness of the borrower and, after consideration of collateral evaluation, the expected loss as well as the further course of action required to process the ultimate credit decision. The established rating procedures we have implemented in our retail business are based on multivariate statistical methods and are used to support our individual credit decisions for this portfolio as well as managing the overall retail portfolio.

The algorithms of the rating procedures for all counterparties are recalibrated frequently on the basis of the default history as well as other external and internal factors and expert judgments.

Postbank makes use of internal rating systems authorized for use within the Foundation Internal Rating Based Approach under Basel II. Similar to us all internal ratings and scorings are based on a uniform master scale, which assigns each rating or scoring result to the default probability determined for that class.

Credit Limits and Approval

Credit limits set forth maximum credit exposures we are willing to assume over specified periods. In determining the credit limit for a counterparty we consider the counterparty's credit quality by reference to its internal credit rating. Credit limits are established by the Credit Risk Management function via the execution of assigned credit authorities. Credit authority is generally assigned to individuals as personal credit authority according to the individual's professional qualification and experience. All assigned credit authorities are reviewed on a periodic basis to ensure that they are adequate to the individual performance of the authority holder. The results of the review are presented to the Group Credit Policy Committee and reported to the Risk Executive Committee.

Where an individual's personal authority is insufficient to establish required credit limits, the transaction is referred to a higher credit authority holder or where necessary to an appropriate credit committee such as the CRM Underwriting Committee. Where personal and committee authorities are insufficient to establish appropriate limits the case is referred to the Management Board for approval.

At Postbank comparable credit limit standards are in place.

Credit Risk Mitigation

In addition to determining counterparty credit quality and our risk appetite, we also use various credit risk mitigation techniques to optimize credit exposure and reduce potential credit losses. Credit risk mitigants, described more fully below, are applied in the following forms:

- Collateral held as security to reduce losses by increasing the recovery of obligations.
- Risk transfers, which shift the probability of default risk of an obligor to a third party including hedging executed by our Loan Exposure Management Group.
- Netting and collateral arrangements which reduce the credit exposure from derivatives and repo- and repo-style transactions.

Collateral Held as Security for Loans

We regularly agree on collateral to be received from or to be provided to customers in contracts that are subject to credit risk. We also regularly agree on collateral to be received from borrowers in our lending contracts. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it does not replace the necessity of high quality underwriting standards.

We segregate collateral received into the following two types:

- Financial and other collateral, which enables us to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), collateral assignments of other claims or inventory, equipment (e.g., plant, machinery, aircraft) and real estate typically fall into this category.
- Guarantee collateral, which complements the borrower's ability to fulfill its obligation under the legal contract and as such is provided by third parties. Letters of Credit, insurance contracts, export credit insurance, guarantees and risk participations typically fall into this category.

Risk Transfers

Risk transfers to third parties form a key part of our overall risk management process and are executed in various forms, including outright sales, single name and portfolio hedging, and securitizations. Risk transfers are conducted by the respective business units and by our Loan Exposure Management Group ("LEMG"), in accordance with specifically approved mandates.

LEMG focuses on managing the residual credit risk of loans and lending-related commitments of the international investment-grade portfolio and the medium-sized German companies' portfolio within our Corporate & Investment Bank Group Division.

Acting as a central pricing reference, LEMG provides the respective Corporate & Investment Bank Group Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the credit risk remains exclusively with Credit Risk Management.

LEMG is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:

— to reduce single-name and industry credit risk concentrations within the credit portfolio and
— to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.

Netting and Collateral Arrangements for Derivatives

In order to reduce the credit risk resulting from OTC derivative transactions, where OTC clearing is not available, we regularly seek the execution of standard master agreements (such as master agreements for derivatives published by the International Swaps and Derivatives Association, Inc. (ISDA) or the German Master Agreement for Financial Derivative Transactions) with our clients. A master agreement allows the netting of rights and obligations arising under derivative transactions that have been entered into under such master agreement upon the counterparty's default, resulting in a single net claim owed by or to the counterparty ("close-out netting"). For parts of the derivatives business (e.g., foreign exchange transactions) we also enter into master agreements under which we set off amounts payable on the same day in the same currency and in respect to transactions covered by such master agreements ("payment netting"), reducing our settlement risk. In our risk measurement and risk assessment processes we apply netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the master agreement in all relevant jurisdictions.

Also, we enter into credit support annexes ("CSA") to master agreements in order to further reduce our derivatives-related credit risk. These annexes generally provide risk mitigation through periodic, usually daily, margining of the covered exposure. The CSAs also provide for the right to terminate the related derivative transactions upon the counterparty's failure to honor a margin call. As with netting, when we believe the annex is enforceable, we reflect this in our exposure measurement.

Certain CSAs to master agreements provide for rating dependent triggers, where additional collateral must be pledged if a party's rating is downgraded. We also enter into master agreements that provide for an additional termination event upon a party's rating downgrade. We analyze and monitor potential contingent payment obligations resulting from a rating downgrade in our stress testing approach for liquidity risk on an ongoing basis.

In order to reduce the credit risk resulting from OTC derivative transactions, Postbank regularly seeks the execution of standard master agreements (such as the German Master Agreement for Financial Derivative Transactions). Postbank applies netting only to the extent it has satisfied itself of the legal validity and enforceability of the master agreement in all relevant jurisdictions. In order to further reduce its derivatives-related credit risk, Postbank has entered into CSAs to master agreements with most of the key counterparties in its financial markets portfolio. As with netting, when Postbank believes the annex is enforceable, it reflects this in its capital requirements.

For purposes of calculating the regulatory requirements for its derivatives exposures Postbank uses the current exposure method, i.e. calculates its exposure at default as the sum of the positive fair value of its derivatives transactions and the regulatory add-ons.

In singular cases, Postbank agreed to clauses in its CSAs to the master agreements which require it to increase its collateral upon the event of an external rating downgrade for Postbank. The rating downgrade by Moody's (from Aa3 to A1) in the first half of 2010 had, however, no direct effect on the amount of collateral to be provided and therefore did not impact Postbank's risk-bearing capacity.

Monitoring Credit Risk

Ongoing active monitoring and management of credit risk positions is an integral part of our credit risk management activities. Monitoring tasks are primarily performed by the divisional risk units in close cooperation with our portfolio management function.

Credit counterparties are allocated to credit officers within specified divisional risk units which are aligned to types of counterparty (such as Financial Institution or Corporate). The individual credit officers within these divisional risk units have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated portfolio of counterparties. We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss. In instances where we have identified counterparties where problems might arise, the respective exposure is generally placed on a watchlist. We aim to identify counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate options for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures.

At Postbank largely similar processes are in place.

A key focus of our credit risk management approach is to avoid any undue concentrations in our portfolio. Significant concentrations of credit risk could be derived from having material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level. Our portfolio management framework provides a direct measure of concentrations within our credit risk portfolio.

Managing industry and, country risk are key components of our overall concentration risk management approach for non-Postbank portfolios. Settlement risk is also considered as part of our overall credit risk management activities.

In 2010 Postbank enhanced the management of concentrations in the credit area by systematically identifying credit concentration on the level of a single counterparty as well as on a sectoral level (e.g. industry sector, regions, collateral types).

Industry Risk Management

To manage industry risk, we have grouped our Corporate and Financial Institutions counterparties into various industry sub-portfolios. For each of these sub-portfolios an "Industry Batch report" is prepared usually on an annual basis. This report highlights industry developments and risks to our credit portfolio, reviews concentration risks and incorporates an economic downside stress test. This analysis is used to define strategies for both our industry portfolio, and individual counterparties within the portfolio based on their risk/reward profile and potential.

The Industry Batch reports are presented to the Group Credit Policy Committee, a sub-committee of the Risk Executive Committee and are submitted afterwards to the Management Board. In accordance with an agreed schedule, a select number of Industry Batch reports are also submitted to the Risk Committee of the Supervisory Board. In addition to these Industry Batch reports, the development of the industry sub-portfolios is constantly monitored during the year and is compared to the approved sub-portfolio strategies. Regular overviews are prepared for the Group Credit Policy Committee to discuss recent developments and to take action if necessary.

Country Risk Management

Avoiding undue concentrations also from a regional perspective is an integral part of our credit risk management framework. We manage country risk through a number of risk measures and limits, the most important being:

- Total counterparty exposure. All credit extended and OTC derivatives exposure to counterparties domiciled in a given country that we view as being at risk due to economic or political events ("country risk event"). It includes nonguaranteed subsidiaries of foreign entities and offshore subsidiaries of local clients.
- Transfer risk exposure. Credit risk arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a "transfer risk event"). It includes all of our credit extended and OTC derivatives exposure from one of our offices in one country to a counterparty in a different country.
- Highly-stressed event risk scenarios. We use stress testing to measure potential risks on our trading positions and view these as market risk.

Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within our Credit Risk Management function and include:

- Sovereign rating. A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
- Transfer risk rating. A measure of the probability of a "transfer risk event."
- Event risk rating. A measure of the probability of major disruptions in the market risk factors relating to a country.

All sovereign and transfer risk ratings are reviewed, at least annually, by the Group Credit Policy Committee, a sub-committee of our Risk Executive Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major Emerging Markets countries. Ratings for countries that we view as particularly volatile, as well as all event risk ratings, are subject to continuous review.

We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

Country Risk limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country Risk limits are set by either our Management Board or by our Cross Risk Review Committee, a sub-committee of our Risk Executive Committee pursuant to delegated authority.

We charge our group divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our finance function. Our Group Credit Policy Committee also reviews data on transfer risk.

Important elements of the country risk management at Postbank are country risk ratings and country risk limits. Ratings are reviewed and adjusted if required by means of a rating tool on a monthly basis. Country risk limits and sovereign risk limits for all relevant countries are approved by the Management Board annually. Loans are charged to the limits with their gross nominal amounts and allocated to individual countries based on the country of domicile of the borrower.

Settlement Risk Management

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

Where no such settlement system exists, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

Credit Risk Tools – Economic Capital for Credit Risk

We calculate economic capital for the default risk, country risk and settlement risk as elements of credit risk. In line with our economic capital framework, economic capital for credit risk is set at a level to absorb with a probability of 99.98 % very severe aggregate unexpected losses within one year. For December 31, 2010, we included Postbank in our calculation of economic capital usage, which has been calculated on a basis consistent with Deutsche Bank methodology. Limitations in data availability, however, may result in portfolio effects that are not fully estimated and thereby resulting in over- or underestimation.

Our economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo Simulation of correlated rating migrations. The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account. Effects due to wrong-way derivatives risk (i.e., the credit exposure of a derivative in the default case is higher than in non default scenarios) are modeled after the fact by applying our own alpha factor determined for our use of the Basel II Internal Models Method. We allocate expected losses and economic capital derived from loss distributions down to transaction level to enable management on transaction, customer and business level.

Employing a similar approach, Postbank calculates a credit value-at-risk ("CVaR") at 99.93 % confidence over a one year time horizon for all Postbank exposures subject to credit risk.

Credit Exposures

Counterparty credit exposure arises from our traditional non-trading lending activities which include elements such as loans and contingent liabilities. Counterparty credit exposure also arises via our direct trading activity with clients in certain instruments which include OTC derivatives, FX forwards and Forward Rate Agreements. A default risk also arises from our positions in traded credit products such as bonds.

We define our credit exposure by taking into account all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations.

Maximum Exposure to Credit Risk

The following table presents our maximum exposure to credit risk without taking account of any collateral held or other credit enhancements that do not qualify for offset in our financial statements.

in € m.[1]	Dec 31, 2010	Dec 31, 2009
Due from banks	17,157	9,346
Interest-earning deposits with banks	92,377	47,233
Central bank funds sold and securities purchased under resale agreements	20,365	6,820
Securities borrowed	28,916	43,509
Financial assets at fair value through profit or loss[2]	1,026,494	900,800
Financial assets available for sale[2]	48,587	14,852
Loans[3]	411,025	261,448
Other assets subject to credit risk	61,441	52,457
Financial guarantees and other credit related contingent liabilities[4]	68,055	52,183
Irrevocable lending commitments and other credit related commitments[4]	123,881	104,125
Maximum exposure to credit risk	1,898,297	1,492,773

1 All amounts at carrying value unless otherwise indicated.
2 Excludes equities, other equity interests and commodities.
3 Gross loans less (deferred expense)/unearned income before deductions of allowance for loan losses.
4 Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

Included in the category of financial assets at fair value through profit or loss as of December 31, 2010, were € 109 billion of securities purchased under resale agreements and € 28 billion of securities borrowed, both with limited net credit risk as a result of very high levels of collateral, as well as debt securities of € 171 billion that are over 83 % investment grade. The above mentioned financial assets available for sale category primarily reflected debt securities of which more than 83 % were investment grade.

The increase in maximum exposure to credit risk for December 31, 2010 was predominantly driven by acquisitions, which accounted for € 235 billion exposure as of December 31, 2010, thereof € 211 billion relating to Postbank. A significant proportion of Postbank's contribution was reflected in the loans category.

Excluding acquisitions, the maximum exposure to credit risk increased by € 171 billion largely within the interest earning deposits with banks, and financial assets at fair value through profit and loss categories.

In the tables below, we show details about several of our main credit exposure categories, namely loans, irrevocable lending commitments, contingent liabilities and over-the-counter ("OTC") derivatives:

- "Loans" are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
- "Irrevocable lending commitments" consist of the undrawn portion of irrevocable lending-related commitments.
- "Contingent liabilities" consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
- "OTC derivatives" are our credit exposures from over-the-counter derivative transactions that we have entered into, after netting and cash collateral received. On our balance sheet, these are included in trading assets or, for derivatives qualifying for hedge accounting, in other assets, in either case, before netting and cash collateral received.

The following table breaks down several of our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit risk profile by region	Loans[1]		Irrevocable lending commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Germany	207,129	105,297	24,273	14,112	15,758	12,126	3,018	3,455	250,178	134,990
Western Europe (excluding Germany)	110,930	81,954	30,239	27,006	18,019	13,128	22,213	21,081	181,401	143,169
Eastern Europe	8,103	6,986	1,844	1,306	1,319	1,428	836	690	12,102	10,410
North America	54,887	45,717	59,506	55,337	22,063	17,018	26,765	30,805	163,221	148,877
Central and South America	4,121	3,325	575	214	1,427	777	1,792	831	7,915	5,147
Asia/Pacific	23,562	16,921	6,651	5,793	8,532	7,086	7,247	7,060	45,992	36,860
Africa	981	947	419	233	911	620	421	458	2,712	2,258
Other[4]	1,332	301	373	124	27	–	13	160	1,745	585
Total	411,025	261,448	123,880	104,125	68,056	52,183	62,305	64,540	665,266	482,296

1 Includes impaired loans amounting to € 6.3 billion as of December 31, 2010 and € 7.2 billion as of December 31, 2009.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 4.5 billion as of December 31, 2010 and € 2.9 billion as of December 31, 2009.
3 Includes the effect of netting agreements and cash collateral received where applicable.
4 Includes supranational organizations and other exposures that we have not allocated to a single region.

Our largest concentrations of credit risk within loans from a regional perspective were in Western Europe and North America, with a significant share in households. The concentration in Western Europe was principally in our home market Germany, which includes most of our mortgage lending business. Within the OTC derivatives business our largest concentrations were also in Western Europe and North America, with a significant share in highly rated banks and insurance companies for which we consider the credit risk to be limited.

The increase in loans at the end of 2010 was predominantly due to the first time inclusion of Postbank. Postbanks total contribution to our loan exposure at December 31, 2010, was € 129 billion, with the vast majority being concentrated in the German region (€ 103 billion).

As of December 31, 2010, credit risk concentrations at Postbank can be recognized with respect to highly rated banks as well as in the structured credit portfolio.

The following table provides an overview of our net sovereign credit risk exposure to certain European Countries.

Net sovereign exposure in € m.	Dec 31, 2010
Portugal	(12)
Ireland	237
Italy	8,011
Greece	1,601
Spain	2,283
Total	12,120

The above shown figures reflect a net "accounting view" of our sovereign exposure insofar as they are based on gross IFRS exposures with further adjustments, such as with respect to netting and underlying risk, to arrive at a net exposure view. Out of our total net sovereign credit risk exposure of € 12.1 billion to Portugal, Ireland, Italy, Greece and Spain, € 6.9 billion was due to the consolidation of Postbank. Both, we and Postbank closely monitor these exposures.

The following table breaks down several of our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile by industry sector	Loans[1]		Irrevocable lending commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Banks and insurance	38,798	22,002	22,241	25,289	17,801	11,315	32,315	27,948	111,155	86,554
Fund management activities	27,964	26,462	6,435	11,135	2,392	540	9,318	12,922	46,109	51,059
Manufacturing	20,748	17,314	31,560	24,814	18,793	16,809	3,270	2,169	74,371	61,106
Wholesale and retail trade	13,637	10,938	7,369	6,027	5,022	3,443	517	604	26,545	21,012
Households	167,352	85,675	9,573	4,278	2,537	1,820	842	801	180,304	92,574
Commercial real estate activities	44,119	28,959	3,210	1,876	2,196	2,194	1,577	1,286	51,102	34,315
Public sector	24,113	9,572	858	520	57	19	6,510	5,527	31,538	15,638
Other[4]	74,294	60,526	42,634	30,186	19,258	16,043	7,956	13,283	144,142	120,038
Total	411,025	261,448	123,880	104,125	68,056	52,183	62,305	64,540	665,266	482,296

[1] Includes impaired loans amounting to € 6.3 billion as of December 31, 2010 and € 7.2 billion as of December 31, 2009.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 4.5 billion as of December 31, 2010 and € 2.9 billion as of December 31, 2009.
[3] Includes the effect of netting agreements and cash collateral received where applicable.
[4] Loan exposures for Other include lease financing.

During 2010 our credit risk profile composition by industry sector remained largely unchanged with the exception of effects from consolidation of Postbank. These effects included € 75 billion in household loans, € 21 billion in loans to banks and insurance companies, € 15 billion in commercial real estate loans as well as € 8 billion in loans to the public sector.

Our loans, irrevocable lending commitments, contingent liabilities and OTC derivatives-related credit exposure to our ten largest counterparties accounted for 5 % of our aggregated total credit exposure in these categories as of December 31, 2010 compared to 7 % as of December 31, 2009. Our top ten counterparty exposures were by majority with well-rated counterparties or relate to structured trades which show high levels of risk mitigation, with the exception of one leveraged finance exposure.

Credit Exposure from Lending

Certain types of loans have a higher risk of non-collection than others. In our amortized cost loan portfolio we therefore differentiate loans by certain categories on the basis of relevant criteria including their loss expectation through the cycle, stability of their risk return relationship as well as the market perception of an asset class.

The following table provides an overview of the categories of our loan book and the segregation into a lower, medium and higher risk bucket.

in € m.	Dec 31, 2010	Dec 31, 2009
Lower risk bucket		
PBC Mortgages	140,727	67,311
Investment Grade/German Mid-Cap	69,436	32,615
GTB	38,353	19,823
PWM	24,468	17,977
PBC small corporate	17,550	15,127
Government collateralized/structured transactions	9,074	7,674
Corporate Investments	7,966	12,774
Sub-total lower risk bucket	307,574	173,301
Moderate risk bucket		
PBC Consumer Finance	18,902	15,032
Asset Finance (DB sponsored conduits)	18,465	19,415
Collateralized hedged structured transactions	12,960	14,564
Financing of pipeline assets	8,050	7,886
Sub-total moderate risk bucket	58,377	56,897
Higher risk bucket		
Commercial Real Estate	29,024	12,990
CF Leveraged Finance	7,018	11,768
Other	9,032	6,492
Sub-total higher risk bucket	45,074	31,250
Total loan book	411,025	261,448

The majority of our low risk exposures are associated with our Private & Business Client retail banking activities. 75 % of our loan book at December 31, 2010 was in the low risk category, considerably higher than the 66 % at December 31, 2009. The increase in low risk loans was driven by the first-time inclusion of Postbank's exposures which contributed € 109 billion to the low risk loans category. The majority of Postbank's low risk loans related to client mortgages.

Our Private & Business Clients (excluding Postbank integration) portfolio growth during 2010 was focused on secured lending within the lower risk bucket, especially mortgages, while the consumer finance portfolio declined. The rise in consumer finance exposures was again attributable to the inclusion of Postbank which had consumer finance exposure of € 4 billion as at December 31, 2010. Excluding Postbank our overall consumer finance exposure decreased in line with our defined strategy and predominantly relates to customers in Germany and Italy.

Our higher risk bucket was predominantly driven by our leveraged finance and commercial real estate exposures. Our credit risk management approach put strong emphasis specifically on the portfolios we deem to be of higher risk. Portfolio strategies and credit monitoring controls are in place for these portfolios. The increase in commercial real estate exposures was driven by the inclusion of Postbank's commercial real estate exposures which totaled € 15 billion at December 31, 2010. A borrower group concentration contributed approximately 50 % of the exposure in the CF Leveraged Finance category.

The following table summarizes the level of impaired loans and the established allowance for loan losses for our higher-risk loan bucket.

	Dec 31, 2010		Dec 31, 2009	
in € m.	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses
Commercial Real Estate	421	297	460	274
CF Leveraged Finance	336	180	2,122	815
Other	798	466	934	377
Total	1,555	943	3,516	1,466

The above reduction of impaired loans and allowances for loan losses in relation to our higher risk loan bucket was primarily driven by the restructuring of a single counterparty relationship in the leveraged finance portfolio of our Corporate Finance business.

Credit Exposure Classification

We also classify our credit exposure under two broad headings: consumer credit exposure and corporate credit exposure.

- Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.
- Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

Corporate credit exposure credit risk profile by creditworthiness category	Loans[1]		Irrevocable lending commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
AAA–AA	82,603	28,134	23,068	22,211	7,334	6,573	23,967	23,966	116,972	80,884
A	48,467	29,634	31,945	22,758	21,318	13,231	16,724	13,793	118,454	79,416
BBB	56,096	46,889	36,542	28,814	20,391	15,753	8,408	7,600	121,437	99,056
BB	44,809	43,401	22,083	23,031	11,547	9,860	7,905	12,785	86,344	89,077
B	12,594	9,090	7,775	5,935	5,454	4,290	2,960	1,952	28,783	21,267
CCC and below	17,425	14,633	2,467	1,376	2,012	2,476	2,341	4,444	24,245	22,929
Total	241,994	171,781	123,880	104,125	68,056	52,183	62,305	64,540	496,235	392,629

[1] Includes impaired loans mainly in category CCC and below amounting to € 3.6 billion as of December 31, 2010 and € 4.9 billion as of December 31, 2009.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 4.5 billion as of December 31, 2010 and € 2.9 billion as of December 31, 2009.
[3] Includes the effect of netting agreements and cash collateral received where applicable.

This table reflects an increase in our corporate loan book and irrevocable lending commitments which was predominantly driven by the inclusion of Postbank exposures. The portion of our corporate loan book carrying an investment-grade rating increased from 61 % as of December 31, 2009 to 69 % as of December 31, 2010, reflecting the first time inclusion of Postbank exposures as well as improvements in counterparty ratings as counterparties recover from the credit crisis and as a result of our proactive risk management activities. The loan exposure shown in the table above does not take into account any collateral, other credit enhancement or credit risk mitigating transactions. After consideration of such credit mitigants, we believe that our loan book is well-diversified. The marginal decrease in our OTC derivatives exposure, particularly in our creditworthiness category "BB", was predominantly driven by tighter risk reduction activities. The OTC derivatives exposure does not include credit risk mitigants (other than master agreement netting) or collateral (other than cash). Taking these mitigants into account, we believe that the remaining current credit exposure was significantly lower, adequately structured, enhanced or well-diversified and geared towards investment grade counterparties.

Our Loan Exposure Management Group (LEMG) helps mitigate our corporate credit exposures. The notional amount of LEMG's risk reduction activities increased by 4 % from € 52.9 billion as of December 31, 2009, to € 54.9 billion as of December 31, 2010.

As of year-end 2010, LEMG held credit derivatives with an underlying notional amount of € 34.6 billion. The position totaled € 32.7 billion as of December 31, 2009.

The credit derivatives used for our portfolio management activities are accounted for at fair value.

LEMG also mitigated the credit risk of € 20.3 billion of loans and lending-related commitments as of December 31, 2010, by synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 20.2 billion as of December 31, 2009.

LEMG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of LEMG loans and commitments reported at fair value increased during the year to € 54.1 billion as of December 31, 2010, from € 48.9 billion as of December 31, 2009. By reporting loans and commitments at fair value, LEMG has significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at historical cost while derivative hedges were reported at fair value.

Consumer Credit Exposure

The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure. Regardless of the past due status of the individual loans, in terms of credit quality the mortgage lending and loans to small business customers within the consumer credit exposure are allocated to our lower risk bucket while the consumer finance business is allocated to the moderate risk bucket. This credit risk quality aspect is also reflected by our net credit costs expressed as a percentage of the total exposure supporting them, which is the main credit risk management instrument for these exposures.

	Total exposure in € m.	Total exposure excluding Postbank in € m.		90 days or more past due as a % of total exposure excluding Postbank		Net credit costs as a % of total exposure excluding Postbank	
	Dec 31, 2010	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Consumer credit exposure Germany:	130,317	60,706	59,804	1.77 %	1.73 %	0.56 %	0.55 %
Consumer and small business financing	19,055	12,733	13,556	3.16 %	2.72 %	1.92 %	1.69 %
Mortgage lending	111,262	47,973	46,248	1.41 %	1.44 %	0.20 %	0.22 %
Consumer credit exposure outside Germany	38,713	33,027	29,864	3.84 %	3.37 %	0.86 %	1.27 %
Total consumer credit exposure[1]	169,030	93,733	89,668	2.50 %	2.28 %	0.66 %	0.79 %

[1] Includes impaired loans amounting to € 2.7 billion as of December 31, 2010 and € 2.3 billion as of December 31, 2009.

The volume of our consumer credit exposure increased due to the consolidation of Postbank by € 75.3 billion or 89 %, mainly in German mortgage lending. As loans were consolidated at their fair values representing our expected future cash flows, no consolidated loans were considered 90 days or more past due as of December 31, 2010. The net credit cost incurred on Postbank consumer credit loans since consolidation date were insignificant compared to the consolidated loan volume. The volume of our consumer credit exposure excluding Postbank rose by € 4 billion, or 4.5 %, from year end 2009 to December 31, 2010, driven by volume growth in Germany (up € 902 million), Poland (up € 1,034 million), Italy (up € 949 million) and Portugal (up € 547 million), mainly within mortgage lending. Measures taken on portfolio and country level lead to significant reduction of net credit costs in Spain and India, partially offset by increases in our consumer finance business in Poland. Revised parameter and model assumptions in 2009 led to a one-time release of loan loss allowance of € 60 million in the first quarter 2009 as well as a lower level of provisions for credit losses of € 28 million for the first quarter 2010.

Credit Exposure from Derivatives

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2010. The table below includes Postbank OTC and exchange-traded derivative contracts which have a negligible impact on the overall totals.

Dec 31, 2010	Notional amount maturity distribution				Positive market value	Negative market value	Net market value
in € m.	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total			
Interest-rate-related transactions:							
OTC products	16,942,302	15,853,777	11,080,457	43,876,536	419,196	401,179	18,017
Exchange-traded products	1,120,579	276,258	2,272	1,399,109	128	110	18
Sub-total	18,062,881	16,130,035	11,082,729	45,275,645	419,324	401,289	18,035
Currency-related transactions:							
OTC products	3,805,544	1,325,473	607,743	5,738,760	110,440	118,452	(8,012)
Exchange-traded products	13,113	970	–	14,083	104	221	(117)
Sub-total	3,818,657	1,326,443	607,743	5,752,843	110,544	118,673	(8,129)
Equity/index-related transactions:							
OTC products	362,294	333,108	95,785	791,187	31,084	38,297	(7,213)
Exchange-traded products	256,942	100,475	4,332	361,749	2,933	1,995	938
Sub-total	619,236	433,583	100,117	1,152,936	34,017	40,292	(6,275)
Credit derivatives	308,387	2,545,673	537,759	3,391,819	81,095	73,036	8,059
Other transactions:							
OTC products	143,323	150,068	8,831	302,222	18,587	17,879	708
Exchange-traded products	72,437	41,874	839	115,150	2,742	2,621	121
Sub-total	215,760	191,942	9,670	417,372	21,329	20,500	829
Total OTC business	21,561,850	20,208,099	12,330,575	54,100,524	660,402	648,843	11,559
Total exchange-traded business	1,463,071	419,577	7,443	1,890,091	5,907	4,947	960
Total	23,024,921	20,627,676	12,338,018	55,990,615	666,309	653,790	12,519
Positive market values including the effect of netting and cash collateral received					63,942		

Exchange-traded derivative transactions (e.g., futures and options) are regularly settled through a central counterparty (e.g., LCH. Clearnet Ltd. or Eurex Clearing AG), the rules and regulations of which provide for daily margining of all current and future credit risk positions emerging out of such transactions. To the extent possible, we also use central counterparty clearing services for OTC derivative transactions ("OTC clearing"); we thereby benefit from the credit risk mitigation achieved through the central counterparty's settlement system.

As the replacement values of derivatives portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure the potential future exposure against separate limits. We supplement the potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).

The potential future exposure measure which we use is generally given by a time profile of simulated positive market values of each counterparty's derivatives portfolio, for which netting and collateralization are considered. For limit monitoring we employ the 95th quantile of the resulting distribution of market values, internally referred to as potential future exposure ("PFE"). The average exposure profiles generated by the same calculation process are used to derive the so-called average expected exposure ("AEE") measure, which we use to reflect potential future replacement costs within our credit risk economic capital, and the expected positive exposure ("EPE") measure driving our regulatory capital requirements. While AEE and EPE are generally calculated with respect to a time horizon of one year, the PFE is measured over the entire lifetime of a transaction or netting set. We also employ the aforementioned calculation process to derive stressed exposure results for input into our credit portfolio stress testing.

Credit Exposure from Nonderivative Trading Assets

The following table shows details about the composition of our nonderivative trading assets for the dates specified.

in € m.	Dec 31, 2010	Dec 31, 2009
Government paper & agencies	92,866	76,318
Financial institutions & corporates	73,711	69,408
Equities	66,868	58,798
Traded loans	23,080	21,847
Other	14,766	8,539
Total nonderivative trading assets	271,291	234,910

Traded credit products such as bonds in our developed markets' trading book (excluding Postbank) are managed by a dedicated risk management unit combining our credit and market risk expertise. We use appropriate portfolio limits and ratings-driven thresholds on single-issuer basis, combined with our market risk management tools to risk manage such positions. Emerging markets traded credit products are risk managed using expertise which resides within our respective emerging markets credit risk unit and market risk management.

Distribution Risk Management

We frequently underwrite commitments with the intention to sell down or distribute part of the risk to third parties. These commitments include the undertaking to fund bank loans and to provide bridge loans for the issuance of public bonds. The risk is that we may not be successful in the distribution of the facilities. In this case, we would have to hold more of the underlying risk than intended for longer periods of time than originally intended.

For risk management purposes we treat the full amount of all such commitments as credit exposure requiring credit approval. This approval also includes our intended final hold. Amounts which we intend to sell are classified as trading assets and are subject to fair value accounting. The price volatility is monitored in our market risk process. We protect the value of these assets against adverse market movements via adequate credit documentation for these transactions and market risk hedges (most commonly using related indices), which are also captured in our market risk process.

Problem Loans

Our problem loans consist mainly of impaired loans. Credit Risk Management regularly assesses whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if

- there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a "loss event"),
- the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
- a reliable estimate of the loss amount can be made.

Credit Risk Management's loss assessments are subject to regular review in collaboration with Group Finance. The results of this review are reported to and approved by an oversight committee comprised of Group Finance and Legal, Risk & Capital senior management.

The impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. For troubled debt restructurings (as defined below) the original effective interest rate before modification of terms is used.

While we assess the impairment for our corporate credit exposures individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively.

The loan loss provisioning methodology for the majority of our Private & Business Client portfolio is based on statistical models. Our loan portfolio is divided into homogenous and non-homogeneous parts. These parts are further differentiated into sub-portfolios based on the nature of the exposure and the type of the customer. Using historical data the level of loan loss provision for the homogeneous portfolio is automatically calculated using statistical models, based on allowance rates for each respective arrears class (days past due). The non-homogeneous portfolio is characterized by large credit facilities or certain loan categories which are not comparable due to their size, complexity or quality. These credit facilities undergo a case by case review on a regular basis and once it has been determined that an impairment loss has been incurred, a loan loss allowance is determined according to an expected loss methodology.

Postbank's methodology for establishing loan loss allowances is similar to ours. Exceptions include the fact that Postbank executes direct charge-offs without first establishing a loan loss allowance and the fact that the loan loss allowances in its retail mortgage portfolio are assessed individually for loans being 180 days or more past due. In reflecting Postbank in our consolidated results, the effects of the aforementioned differences have been aligned to our policies for reporting purposes.

Loan loss allowances established for loans prior to consolidation of Postbank, Sal. Oppenheim/BHF-BANK and parts of the commercial banking activities in the Netherlands acquired from ABN AMRO, have not been consolidated into our stock of loan loss allowances. Instead, these loan loss allowances have been considered in determining the fair value representing the cost basis of the newly consolidated loans. Subsequent improvements in the credit quality of these loans are reflected as an appreciation in their carrying value with a corresponding gain recognized in other income. Loan loss allowances established for loans after consolidation of Postbank, Sal. Oppenheim/BHF-BANK and parts of the commercial banking activities in the Netherlands acquired from ABN AMRO, however, are included in our provision for credit losses and loan loss allowances.

The second component of our problem loans are nonimpaired problem loans, where no impairment loss is recorded but where either known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms or that are 90 days or more past due but for which the accrual of interest has not been discontinued.

In keeping with SEC industry guidance, we also continue to monitor and report the following categories in our problem loans:

— Nonaccrual Loans: We place a loan on nonaccrual status if the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or the accrual of interest should be ceased according to management's judgment as to collectability of contractual cash flows. When a loan is placed on nonaccrual status, the accrual of interest in accordance with the contractual terms of the loan is discontinued. However, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan. Cash receipts of interest on nonaccrual loans are recorded as a reduction of principal.
— Loans Ninety Days or More Past Due and Still Accruing: These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest as no impairment loss is recorded.
— Troubled Debt Restructurings: These are loans that we have restructured due to deterioration in the borrower's financial position on terms that we would not otherwise consider. If a borrower performs satisfactorily for one year under a restructured loan, we no longer consider that borrower's loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks.

With the consolidation of Postbank, parts of the commercial banking activities in the Netherlands acquired from ABN AMRO and Sal. Oppenheim/BHF-BANK, we acquired certain loans for which a specific allowance had been established beforehand by Postbank, ABN AMRO or Sal. Oppenheim/BHF-BANK, respectively. These loans were taken onto our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as our cash flow expectations regarding these loans have not deteriorated since acquisition, they are not considered impaired or problem loans.

The following two tables present a breakdown of our problem loans for the dates specified.

Dec 31, 2010		Impaired loans			Nonimpaired problem loans		Problem loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	996	2,556	3,552	239	1,635	1,874	5,426
Nonaccrual loans	902	2,374	3,276	153	897	1,051	4,327
Loans 90 days or more past due and still accruing	–	–	–	36	8	44	44
Troubled debt restructurings	94	182	276	50	729	779	1,055
Collectively assessed	1,010	1,703	2,713	267	29	296	3,009
Nonaccrual loans	1,009	1,583	2,591	–	–	–	2,591
Loans 90 days or more past due and still accruing	–	–	–	252	5	258	258
Troubled debt restructurings	1	120	121	15	24	38	160
Total problem loans	2,006	4,258	6,265	506	1,664	2,170	8,435
thereof: IAS 39 reclassified problem loans	84	1,150	1,234	–	979	979	2,213

Dec 31, 2009		Impaired loans			Nonimpaired problem loans		Problem loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	758	4,145	4,903	304	1,037	1,341	6,244
Nonaccrual loans	707	4,027	4,734	200	1,003	1,203	5,937
Loans 90 days or more past due and still accruing	–	–	–	50	5	55	55
Troubled debt restructurings	51	118	169	54	29	83	252
Collectively assessed	907	1,391	2,298	274	97	371	2,669
Nonaccrual loans	905	1,281	2,186	–	–	–	2,186
Loans 90 days or more past due and still accruing	–	–	–	260	6	266	266
Troubled debt restructurings	2	110	112	14	91	105	217
Total problem loans	1,665	5,536	7,201	578	1,134	1,712	8,913
thereof: IAS 39 reclassified problem loans	28	2,750	2,778	–	159	159	2,937

Our total problem loans decreased by € 478 million or 5 % during 2010 due to € 1.4 billion of charge-offs, partly offset by a € 716 million gross increase of problem loans and a € 248 million increase as a result of exchange rate movements.

The decrease in our total problem loans was driven by a restructuring of loans for a single counterparty stemming from a failed syndication which were among the loans reclassified in accordance with IAS 39. This led to a reduction of € 1.4 billion in impaired loans, thereof € 545 million due to charge-offs. After the restructuring we continued to provide both senior and subordinate debt financing, but held certain noncontrolling rights, consents and vetoes over the financial and operating decisions of the company. We accounted for the subordinated financing arrangement as an equity method investment, and it was not disclosed as a problem loan.

Individually assessed impaired loans decreased by overall € 1.4 billion due to charge-offs of € 934 million and gross decreases of € 609 million, partly offset by € 191 million exchange rate movements. The main reason for the overall reduction of individually assessed impaired loans was the aforementioned restructuring. Our collectively assessed impaired loans increased by € 415 million. These increases were driven by our acquisition of Postbank as well as by increases in our portfolios in Italy and Poland. Gross increases in collectively assessed impaired loans of € 909 million and € 15 million exchange rate movements were partially offset by € 509 million charge-offs.

These effects led to a total decrease in impaired loans by € 937 million or 13 %, while nonimpaired problem loans increased by € 459 million due to a number of loans designated as defaulted, but for which we did not expect to incur a loss, mainly due to collateralization.

Our problem loans included € 2.2 billion of problem loans among the loans reclassified to loans and receivables in accordance with IAS 39. For these loans we recorded charge-offs of € 607 million and gross decreases in problem loans of € 219 million, partially offset by a € 101 million increase as a result of exchange rate movements.

Our commitments to lend additional funds to debtors with problem loans amounted to € 184 million as of December 31, 2010, a decrease of € 7 million or 4 % compared to December 31, 2009. Of these commitments, € 40 million were to debtors whose loan terms have been modified in a troubled debt restructuring, a decrease of € 11 million compared to December 31, 2009.

In addition, as of December 31, 2010, we had € 8 million of lease financing transactions that were nonperforming, an increase of € 1 million or 14 % compared to December 31, 2009. These amounts are not included in our total problem loans.

The following table presents an overview of nonimpaired Troubled Debt Restructurings representing our renegotiated loans that would otherwise be past due or impaired.

in € m.	Dec 31, 2010	Dec 31, 2009
Troubled debt restructurings not impaired	818	188

The following table breaks down the nonimpaired past due loan exposure carried at amortized cost according to its past due status, including nonimpaired loans past due more than 90 days but where there is no concern over the creditworthiness of the counterparty.

in € m.	Dec 31, 2010	Dec 31, 2009
Loans less than 30 days past due	4,092	6,192
Loans 30 or more but less than 60 days past due	973	941
Loans 60 or more but less than 90 days past due	384	558
Loans 90 days or more past due	981	925
Total loans past due but not impaired	6,430	8,616

The following table presents the aggregated value of collateral – with the fair values of collateral capped at loan outstandings – held by us against our loans past due but not impaired.

in € m.	Dec 31, 2010	Dec 31, 2009
Financial and other collateral	3,484	3,965
Guarantees received	244	330
Total capped fair value of collateral held for loans past due but not impaired	3,728	4,295

Impaired Loans

The following tables present a breakdown of our impaired loans, the components of our allowance for loan losses and the respective coverage ratios by region based on the country of domicile of our counterparties for the dates specified.

Dec 31, 2010		Impaired Loans			Loan loss allowance		Impaired loan coverage ratio in %
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	
Germany	996	1,010	2,006	559	453	1,012	50
Western Europe (excluding Germany)	1,153	1,441	2,594	640	997	1,637	63
Eastern Europe	22	245	267	6	186	192	72
North America	1,146	4	1,150	339	4	343	30
Central and South America	43	–	43	27	–	27	63
Asia/Pacific	169	13	182	68	13	81	45
Africa	23	–	23	4	–	4	17
Other	–	–	–	–	–	–	–
Total	3,552	2,713	6,265	1,643	1,653	3,296	53

Dec 31, 2009		Impaired Loans			Loan loss allowance		Impaired loan coverage ratio in %
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	
Germany	758	907	1,665	498	454	952	57
Western Europe (excluding Germany)	2,457	1,245	3,702	1,035	741	1,776	48
Eastern Europe	30	121	151	17	94	111	74
North America	1,392	3	1,395	397	3	400	29
Central and South America	84	1	85	21	1	22	26
Asia/Pacific	136	21	157	51	21	72	46
Africa	27	–	27	7	–	7	26
Other	19	–	19	3	–	3	16
Total	4,903	2,298	7,201	2,029	1,314	3,343	46

The following tables present a breakdown of our impaired loans, the components of our allowance for loan losses and the respective coverage ratios by industry sector of our counterparties for the dates specified.

Dec 31, 2010	Impaired Loans			Loan loss allowance			Impaired loan coverage ratio in %
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	
Banks and insurance	81	–	81	82	–	82	100
Fund management activities	841	–	841	298	97	395	41
Manufacturing	603	139	742	332	125	457	62
Wholesale and retail trade	199	113	312	147	111	258	83
Households	163	1,810	1,973	105	965	1,070	54
Commercial real estate activities	740	229	969	259	83	342	35
Public sector	–	–	–	–	–	–	–
Other	925	422	1,347	420	272	692	56
Total	3,552	2,713	6,265	1,643	1,653	3,296	53

Dec 31, 2009	Impaired Loans			Loan loss allowance			Impaired loan coverage ratio in %
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	
Banks and insurance	101	–	101	82	0	82	81
Fund management activities	848	–	848	281	–	281	33
Manufacturing	582	116	698	307	116	423	61
Wholesale and retail trade	255	91	346	117	71	188	54
Households	103	1,556	1,659	49	750	799	48
Commercial real estate activities	710	250	960	314	92	406	42
Public sector	45	–	45	6	–	6	13
Other[1]	2,259	285	2,544	873	285	1,158	46
Total	4,903	2,298	7,201	2,029	1,314	3,343	46

[1] For December 31, 2009 the category Other contained primarily the impaired junior debt portion of one Leveraged Finance exposure which was reclassified to loans and receivables in accordance with IAS 39.

The following table presents the aggregated value of collateral we held against impaired loans, with fair values capped at transactional outstandings.

in € m.	Dec 31, 2010	Dec 31, 2009
Financial and other collateral	1,502	1,757
Guarantees received	77	57
Total capped fair value of collateral held for impaired loans	1,579	1,814

Considering the collateral held against impaired loans in addition to the allowance for loan losses, the impaired loan coverage was 78 % as of December 31, 2010 and 72 % as of December 31, 2009. The increase was principally driven by a reduction of loans reclassified in accordance with IAS 39. These loans required a lower amount of loan loss allowance due to fair value charges taken before their reclassification and hence lead to a lower average coverage ratio.

Collateral Obtained

The following table presents the aggregated value of collateral we obtained on the balance sheet during the reporting periods by taking possession of collateral held as security or by calling upon other credit enhancements.

in € m.	2010	2009
Commercial real estate	32	78
Residential real estate	47	10
Other	1	–
Total collateral obtained during the reporting period	80	88

Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally we do not occupy obtained properties for our business use.

The commercial real estate collateral obtained in 2010 related to two of our U.S. exposures while the residential real estate collateral obtained related predominately to a number of cases in Spain and also a few cases in the U.S. where we have executed foreclosure by taking possession.

The residential real estate collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under SIC-12 and IAS 27. The year-end amounts in relation to collateral obtained for these trusts were € 25 million and € 33 million, for December 31, 2010 and December 31, 2009, respectively.

Movements in the Allowance for Loan Losses

We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement.

The following table presents a breakdown of the movements in our allowance for loan losses for the periods specified.

			2010			2009
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	2,029	1,314	3,343	977	961	1,938
Provision for loan losses	562	751	1,313	1,789	808	2,597
Net charge-offs	(896)	(404)	(1,300)	(637)	(419)	(1,056)
Charge-offs	(934)	(509)	(1,443)	(670)	(552)	(1,222)
Recoveries	38	104	143	33	133	166
Changes in the group of consolidated companies	–	–	–	–	–	–
Exchange rate changes/other	(52)	(8)	(60)	(101)	(36)	(137)
Balance, end of year	1,643	1,653	3,296	2,029	1,314	3,343

The following table sets forth a breakdown of the movements in our allowance for loan losses specifically for charge-offs and recoveries, including, with respect to our German loan portfolio, by industry classifications for the periods specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (unless stated otherwise)	2010	2009
Balance, beginning of year	3,343	1,938
Charge-offs:		
German:		
Banks and insurance	(5)	(2)
Fund management activities	–	–
Manufacturing	(43)	(43)
Wholesale and retail trade	(32)	(23)
Households (excluding mortgages)	(338)	(340)
Households – mortgages	(26)	(23)
Commercial real estate activities	(22)	(6)
Public sector	–	–
Other	(49)	(72)
German total	(515)	(509)
Non-German total	(928)	(713)
Total charge-offs	(1,443)	(1,222)
Recoveries:		
German:		
Banks and insurance	1	1
Fund management activities	–	–
Manufacturing	14	11
Wholesale and retail trade	6	7
Households (excluding mortgages)	63	83
Households – mortgages	4	1
Commercial real estate activities	4	7
Public sector	–	–
Other	20	25
German total	112	135
Non-German total	31	31
Total recoveries	143	166
Net charge-offs	(1,300)	(1,056)
Provision for loan losses	1,313	2,597
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(60)	(137)
Balance, end of year	3,296	3,343
Percentage of total net charge-offs to average loans for the year	0.45 %	0.39 %

Our allowance for loan losses as of December 31, 2010 was € 3.3 billion, a 1 % decrease from prior year end. The decrease in our allowance was principally due to charge-offs, reductions resulting from currency translation and unwinding effects exceeding our provisions.

Our net charge-offs amounted to € 1.3 billion in 2010. Of the charge-offs for 2010, € 896 million were related to our corporate credit exposure, of which € 607 million were related to assets which had been reclassified in accordance with IAS 39 in our United Kingdom and Asia-Pacific portfolios, and € 404 million to our consumer credit exposure, mainly driven by our German portfolios.

Our provision for loan losses in 2010 was € 1.3 billion, principally driven by € 562 million for our corporate credit exposures, of which € 278 million of new provisions were established relating to assets which had been reclassified in accordance with IAS 39, relating predominantly to exposures in Corporate Banking & Securities. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall favorable global economic credit environment. Loan loss provisions in our collectively assessed exposure amounted to € 751 million, reflecting a significant reduction of our net credit costs in Spain and India partially offset by increases in Poland, which is lower than the € 808 million recorded in the prior year, which was predominately driven by the challenging credit environment in Spain and Poland during 2009.

Our individually assessed loan loss allowance was € 1.6 billion as of December 31, 2010. The € 386 million decrease in 2010 comprises net provisions of € 562 million (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 896 million and a € 52 million decrease from currency translation and unwinding effects.

Our collectively assessed loan loss allowance totaled € 1.7 billion as of December 31, 2010, representing an increase of € 339 million against the level reported for the end of 2009 (€ 1.3 billion). Movements in this component comprised a € 751 million provision, being partially offset by € 404 million net charge-offs and a € 8 million net decrease from currency translation and unwinding effects.

Our allowance for loan losses as of December 31, 2009 was € 3.3 billion, a 72 % increase from the € 1.9 billion reported for the end of 2008. The increase in our allowance was principally due to provisions exceeding substantially our charge-offs.

Our gross charge-offs amounted to € 1.2 billion in 2009. Of the charge-offs for 2009, € 637 million were related to our corporate credit exposure, of which € 414 million were related to assets which had been re-classified in accordance with IAS 39 in our U.S. and U.K. portfolios, and € 419 million to our consumer credit exposure, mainly driven by our German portfolios.

Our provision for loan losses in 2009 was € 2.6 billion, principally driven by € 1.8 billion for our corporate credit exposures, of which € 1.3 billion of new provisions were established relating to assets which had been reclassified in accordance with IAS 39, relating predominantly to exposures in Leveraged Finance. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall deteriorating credit environment. Loan loss provisions for PCAM amounted to € 805 million, predominately reflecting a more challenging credit environment in Spain and Poland. Provisions in 2009 were positively impacted by changes in certain parameter and model assumptions, which reduced provisions by € 87 million in CIB and € 146 million in PCAM.

Our individually assessed loan loss allowance was € 2.0 billion as of December 31, 2009. The € 1.1 billion increase in 2009 is comprised of net provisions of € 1.8 billion (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 637 million and a € 101 million decrease from currency translation and unwinding effects.

Our collectively assessed loan loss allowance totaled € 1.3 billion as of December 31, 2009, representing an increase of € 353 million against the level reported for the end of 2008 (€ 961 million). Movements in this component include a € 808 million provision, including a positive impact by changes in certain parameter and model assumptions which reduced provision by € 87 million, being offset by € 419 million net charge-offs and a € 36 million net decrease from currency translation and unwinding effects.

Non-German Component of the Allowance for Loan Losses

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2010, 69 % of our total allowance was attributable to non-German clients compared to 72 % as of December 31, 2009.

in € m.	2010	2009
Balance, beginning of year	2,391	995
Provision for loan losses	820	2,182
Net charge-offs	(897)	(682)
Charge-offs	(928)	(713)
Recoveries	31	31
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(30)	(104)
Balance, end of year	2,284	2,391

Allowance for Off-balance Sheet Positions

The following table shows the activity in our allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

			2010			2009
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	83	124	207	98	112	210
Provision for off-balance sheet positions	(18)	(21)	(39)	21	12	33
Usage	–	–	–	(45)	–	(45)
Changes in the group of consolidated companies	42	–	42	–	–	–
Exchange rate changes	1	7	8	10	–	10
Balance, end of year	108	110	218	83	124	207

In 2010 we recorded changes in the group of consolidated companies for off-balance sheet allowances following the consolidation of acquisitions amounting to € 34 million for Postbank and € 8 million for Sal. Oppenheim/ BHF-BANK.

Treatment of Default Situations under Derivatives

Unlike standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able under prevailing contracts to obtain additional collateral or terminate the transactions or the related master agreement at short notice.

Derivatives – Credit Valuation Adjustment

We establish a counterparty credit valuation adjustment for OTC derivative transactions to cover expected credit losses. The adjustment amount is determined at each reporting date by assessing the potential credit exposure to all counterparties, taking into account any collateral held, the effect of netting under a master agreement, expected loss given default and the credit risk for each counterparty based on historic default levels.

The credit valuation adjustments are significant for certain monoline counterparties. These credit valuation adjustments are assessed using a model-based approach with numerous input factors for each counterparty, including market data, the likelihood of an event (either a restructuring or insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. We recorded € 1.2 billion in credit valuation adjustments against our aggregate monoline exposures for 2010 and € 1.2 billion for 2009.

The master agreements executed with our clients usually provide for a broad set of standard or bespoke termination rights, which allow us to respond swiftly to a counterparty's default or to other circumstances which indicate a high probability of failure. When our decision to terminate derivative transactions or the related master agreement results in a residual net obligation owed by the counterparty, we restructure the obligation into a non-derivative claim and manage it through our regular work-out process. As a consequence, for accounting purposes we typically do not show any nonperforming derivatives.

Market Risk

The vast majority of our businesses are subject to market risk, defined as the potential for change in the market value of our trading and investing positions. Risk can arise from adverse changes in interest rates, credit spreads, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility.

Market risk arising from Postbank has been included in the 2010 information and where possible our own risk methodology framework has been applied. Deutsche Bank, however, does not manage any market risk aspect of Postbank.

The primary objective of Market Risk Management is to ensure that our business units optimize the risk-reward relationship and do not expose the Bank to unacceptable losses outside of our risk appetite. To achieve this objective, Market Risk Management works closely together with risk takers (the business units) and other control and support groups. This is restricted to the Deutsche Bank Group excluding Postbank.

We differentiate between two substantially different types of market risk:

— Trading market risk arises primarily through the market-making activities of the Corporate & Investment Bank division. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.
— Nontrading market risk in various forms: Equity risk arises primarily from non-consolidated strategic investments in the Corporate Investment portfolio, alternative asset investments and equity compensation. Interest rate risk stems from our nontrading asset and liability positions. Other nontrading market risk elements are risks arising from asset management and fund related activities as well as model risks in PBC, GTB and PWM, which are derived by stressing assumptions of client behavior in combination with interest rate movements. Postbank categorizes risk from modeling deposits as business risk and risk from its building society BHW as collective risk whereas in Deutsche Bank Group excluding Postbank these risks are part of nontrading market risk.

Trading Market Risk Management Framework at Deutsche Bank Group (excluding Postbank)

Our primary instrument to manage trading market risk is the limit setting process which is not applicable to Postbank. Our Management Board, supported by Market Risk Management, which is part of our independent Legal, Risk & Capital function, sets Group-wide value-at-risk and economic capital limits for market risk in the trading book. Market Risk Management sub-allocates this overall limit to our group divisions and individual business areas within CIB (e.g., Global Rates, Equity, etc.) based on anticipated business plans and risk appetite. Within the individual business areas, the business heads may establish business limits by sub-allocating the Market Risk Management limit down to individual portfolios or geographical regions.

Value-at-risk and economic capital limits are used for managing all types of market risk at an overall portfolio level. In addition, Market Risk Management operates sensitivity and concentration/liquidity limits as an additional and complementary tool for managing certain portfolios or risk types. A distinction is made between Market Risk Management limits and business limits for sensitivities and concentration/liquidity. In practice, the Market Risk Management limits are likely to be a relatively small number of key limits necessary to capture an exposure to a particular risk factor and will tend to be global in nature rather than for any particular geographical region or specific portfolios.

To manage the exposures inside the limits, the risk takers apply several risk mitigating measures, most notably the use of

— Portfolio management: Risk diversification arises in portfolios which consist of a variety of positions. Because some investments are likely to rise in value when others decline, diversification can help to lower the overall level of risk profile of a portfolio.
— Hedging: Hedging involves taking positions in related financial assets, including derivative products, such as futures, swaps and options. Hedging activities may not always provide effective mitigation against losses due to differences in the terms, specific characteristics or other basis risks that may exist between the hedge instrument and the exposure being hedged.

In 2010, we continued to invest heavily in our market risk management function and increased our staffing level by close to 30 %. We have added specific market risk management resources in key asset class areas, further built out our central teams and established a dedicated change management function.

Trading Market Risk Management Framework at Postbank

The Market Risk Management framework at Postbank is based on the following key principles: In general, Postbank's Financial Markets division manages trading market risk centrally based on separately defined risk limits for Deutsche Postbank AG and its foreign subsidiary Luxembourg.

The aggregate limits are set by the Management Board of Postbank and allocated by the Market Risk Committee to the individual operating units as sub-limits. The allocation mechanism for market risk limits at Postbank is similar to Deutsche Bank's Economic Capital approach. The risk capital limits allocated to specific business activities represent the level of market risk that is reasonable and desirable for Postbank from an earnings perspective.

On a day-to-day basis, market risk at Postbank is monitored through a system of limits based on the Value-at-Risk methodology. In addition, Postbank's Market Risk Committee has defined sensitivity limits for the trading and banking book as well as for specific subportfolios.

Quantitative Risk Management Tools

Value-at-Risk at Deutsche Bank Group (excluding Postbank)

Value-at-risk is a quantitative measure of the potential loss (in value) of trading positions due to market movements that will not be exceeded in a defined period of time and with a defined confidence level.

Our value-at-risk for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the regulatory market risk capital for our general and specific market risks, which are not applied to Postbank. Since then the model has been periodically refined and approval has been maintained.

We calculate value-at-risk using a 99 % confidence level and a holding period of one day. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from our trading positions will be at least as large as the reported value-at-risk. For regulatory reporting, the holding period is ten days.

We use historical market data to estimate value-at-risk, with an equally-weighted 261 trading day history. The calculation employs a Monte Carlo Simulation technique, and we assume that changes in risk factors follow a certain distribution, e.g., normal or logarithmic normal distribution. To determine our aggregated value-at-risk, we use observed correlations between the risk factors during this 261 trading day period.

Our value-at-risk model is designed to take into account the following risk factors: interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities and common basis risk. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value.

The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. It allows a comparison of risk in different businesses, and also provides a means of aggregating and netting positions within a portfolio to reflect correlations and offsets between different asset classes. Furthermore, it facilitates comparisons of our market risk both over time and against our daily trading results.

When using value-at-risk estimates a number of considerations should be taken into account. These include the following:

- The use of historical market data may not be a good indicator of potential future events, particularly those that are extreme in nature. This 'backward-looking' limitation can cause value-at-risk to understate risk (as in 2008), but can also cause it to be overstated.
- Assumptions concerning the distribution of changes in risk factors, and the correlation between different risk factors, may not hold true, particularly during market events that are extreme in nature. There is no standard value-at-risk methodology to follow and different assumptions would produce different results.
- The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day.
- Value-at-risk does not indicate the potential loss beyond the 99th quantile.
- Intra-day risk is not captured.
- There may be risks in the trading book that are either not or not fully captured by the value-at-risk model.

We continuously analyze potential weaknesses of our value-at-risk model using statistical techniques such as back-testing, but also rely on risk management experience and expert opinion. Back-testing provides an analysis of the predictive power of the value-at-risk calculations based on actual experience. We compare the hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.

A committee with participation from Market Risk Management, Market Risk Operations, Risk Analytics and Instruments, Finance and others meets on a quarterly basis to review back-testing results of our Group as a whole and on individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which in turn allows us to improve and adjust the risk estimation process accordingly.

We are committed to the ongoing development of our proprietary risk models, and we allocate substantial resources to reviewing and improving them. Special attention is given to improving those parts of the value-at-risk model that relate to the areas where losses have been experienced in the recent past. During 2010, improvements were made to the value-at-risk calculation, including the following:

- Inclusion of Equity Dividend Risk
- Refined methodology for securitization positions
- Inclusion of the market risk of Sal. Oppenheim and BHF-BANK

In addition, we have introduced a process of systematically capturing and evaluating immaterial risks currently not captured in our value-at-risk model.

Value-at-Risk at Postbank

The Postbank also uses the value-at-risk concept to quantify and monitor the market risk it assumes. Postbank also uses a Monte Carlo Simulation for calculation of trading book risks across all portfolios, transforming heterogeneous types of market risk into a single measure of risk. The risk factors taken into account in the value-at-risk include yield curves, equity prices, foreign exchange rates, and volatilities, along with risks arising from changes in credit spreads. Correlation effects between the risk factors are derived from historical data.

The Postbank value-at-risk is currently not consolidated into the value-at-risk of the remaining Group.

Economic Capital for Market Risk

Economic capital for market risk measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures over the period of one year. "Very severe" in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. The market risks from Postbank have been modeled into the Group's Economic Capital results.

We calculate economic capital using stress tests and scenario analyses. The stress tests are derived from historically observed severe market shocks. The resulting losses from these stress scenarios are then aggregated using correlations observed during periods of market crises, to reflect the increase in correlations which occurs during severe downturns.

The stress tests are augmented by subjective assessments where only limited historical data is available, or where market developments lead us to believe that historical data may be a poor indicator of possible future market scenarios.

The calculation of economic capital for market risk from the trading units is performed weekly. The model incorporates the following risk factors: interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices. Volatility, credit correlation and common basis risks are also captured.

During the course of 2010 we also implemented significant methodology enhancements to our economic capital model, including the following:

— Extension of stress tests for securitization and correlation risk
— Improved granularity for equity dividend and stock borrow risk
— Enhanced coverage of basis risks

Our stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and the fact that not all downside scenarios can be predicted and simulated. While our risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates. We also continuously assess and refine our stress tests in an effort to ensure they capture material risks as well as reflect possible extreme market moves.

Postbank also performs scenario analyses and stress tests in addition to the value-at-risk calculations. The assumptions underlying the stress tests are validated on an ongoing basis.

Value-at-Risk of Trading Units of Our Corporate & Investment Bank Group Division

The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate & Investment Bank Group Division but excluding the value-at-risk of Postbank. Our trading market risk outside of these units excluding Postbank is immaterial. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

in € m.	Dec 31, 2010	Dec 31, 2009
Value-at-risk of trading units		
Interest rate risk	77.4	111.0
Equity price risk	21.3	37.0
Foreign exchange risk	29.0	23.9
Commodity price risk	13.3	14.8
Diversification effect	(70.1)	(65.7)
Total	70.9	121.0

The following table shows the maximum, minimum and average value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate & Investment Bank Group Division for the periods specified excluding the value-at-risk of Postbank.

Value-at-risk of trading units	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Average	95.6	126.8	(48.6)	(61.6)	86.8	117.6	21.9	26.9	22.9	28.7	12.7	15.1
Maximum	126.4	180.1	(88.5)	(112.3)	113.0	169.2	33.6	47.3	46.4	64.4	21.2	34.7
Minimum	67.5	91.9	(26.4)	(35.9)	65.8	83.2	13.6	14.5	10.8	11.9	6.2	8.5

Our value-at-risk for the trading units remained within a band between € 67.5 million and € 126.4 million. The average value-at-risk in 2010 was € 95.6 million, which is 25 % below the 2009 average of € 126.8 million.

The decrease in average Value-at-Risk observed in 2010 was driven primarily by reduced risk taking and lower historical volatilities. In addition, the trading business continued with the recalibration of its business model towards taking less risk in illiquid or complex exposures.

The following table shows the value-at-risk of Postbank's trading book (with a 99 % confidence level and a one-day holding period). "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

in € m.	Dec 31, 2010
Value-at-risk of Postbank	
Interest rate risk	1.8
Equity price risk	0.2
Foreign exchange risk	0.0
Commodity price risk	–
Diversification effect	(0.0)
Total	2.0

Regulatory Backtesting of Trading Market Risk

Backtesting is a procedure used to verify the predictive power of the value-at-risk calculations involving the comparison of hypothetical daily profits and losses under the buy-and-hold assumption with the estimates from the value-at-risk model. An outlier is a hypothetical buy-and-hold trading loss that exceeds our value-at-risk estimate. On average, we would expect a 99 percent confidence level to give rise to two to three outliers in any one year. In our regulatory back-testing in 2010, we observed two outliers compared to one in 2009. Both outliers occurred in late May following increased market volatility. We continue to believe that, due to the significant improvement in methodology, calculation parameters and the model performance achieved since the market turmoil, our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

The following graph shows the daily buy-and-hold trading results in comparison to the value-at-risk as of the close of the previous business day. Both figures are shown in millions of Euro and exclude the Postbank value-at-risk calculated on a stand-alone basis.

Buy-and-hold income of Trading Units and Value-at-Risk in 2010
in € m.


200
150
100
50
0
(50)
(100)
(150)
1/10
2/10
3/10
4/10
5/10
6/10
7/10
8/10
9/10
10/10
11/10
12/10
– Buy-and-hold income of Trading Units
– Value-at-Risk

Daily Income of our Trading Units in 2010

The following histogram shows the distribution of daily income of our trading units in 2010 (excluding Postbank). It displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.

Income of Trading Units in 2010

Days


20
15
10
5
0
In €. Million
(75) to (70)
(70) to (65)
(65) to (60)
(60) to (55)
(55) to (50)
(50) to (45)
(45) to (40)
(40) to (35)
(35) to (30)
(30) to (25)
(25) to (20)
(20) to (15)
(15) to (10)
(10) to (5)
(5) to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
55 to 60
60 to 65
65 to 70
70 to 75
75 to 80
80 to 85
85 to 90
90 to 95
95 to 100
100 to 105
105 to 110
110 to 115
115 to 120
120 to 125
125 to 130
130 to 135
135 to 140
140 to 145
145 to 150
150 to 155
155 to 160
160 to 165
Over 165

Our trading units achieved a positive actual income for 92 % of the trading days in 2010 (versus 91 % in 2009).

Economic Capital Usage for our Trading Market Risk

The economic capital usage for market risk arising from the trading units totaled € 6.4 billion at year-end 2010 compared with € 4.6 billion at year-end 2009. Traded default risk increased by € 1.0 billion primarily from model refinements and more conservative liquidity assumptions. Traded market risk increased by € 0.8 billion, driven by model improvements with some partial offset from a reduction in legacy credit exposure. Postbank's contribution to our economic capital usage for our trading market risk was minimal.

Nontrading Market Risk Management

Our Nontrading Market Risk Management units oversee a number of risk exposures resulting from various business activities and initiatives. Due to the complexity and variety of risk characteristics in the area of nontrading market risks, the responsibility of risk management is split into three teams:

— The Nontrading Market Risk Management team within our Market Risk Management function covers market risks in PBC, GTB, PWM and Corporate Investments as well as structural foreign exchange risks, equity compensation risks and pension risks.
— The Principal Investments team within our Credit Risk Management function is specialized in risk-related aspects of our nontrading alternative asset activities and performs monthly reviews of the risk profile of the nontrading alternative asset portfolios.
— The Asset Management Risk unit within our Credit Risk Management function is specialized in risk-related aspects of our asset and fund management business. Noteworthy risks in this area arise, for example, from performance and/or principal guarantees and reputational risk related to managing client funds.

The consolidation of Postbank in December 2010 has resulted in a significant change in our equity risk profile from nontrading activities. Previously an economic capital charge was calculated to our Strategic Investment Portfolio purely based on the size of our minority stake. Since consolidation, economic capital for all risk categories (credit risk, trading and nontrading market risk, operational risk and business risk) of the entire Postbank is included in our reporting.

The majority of the interest rate and foreign exchange risks arising from Deutsche Bank's nontrading asset and liability positions, excluding Postbank, has been transferred through internal hedges to trading books within the Corporate & Investment Bank and is thus reflected and managed through the value-at-risk numbers. Of the remaining risks that have not been transferred through those hedges foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. For these residual positions there is immaterial interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment. In contrast to above approach, Postbank carries the majority of its open interest rate risk in the banking book. While this interest rate position is material on a Postbank standalone basis, the impact is immaterial when aggregated with Deutsche Bank's risk positions.

However, there is an important exception with respect to foreign exchange risk, which we refer to as structural foreign exchange risk exposure. This exposure arises from capital and retained earnings in non Euro currencies in certain subsidiaries, mainly U.S. and U.K. entities and represents the bulk of foreign exchange risk in our nontrading portfolio.

In addition to the above risks, our Nontrading Market Risk Management function also has the mandate to monitor and manage risks arising from our equity compensation plans and pension liabilities. It also manages risks related to asset management activities, primarily resulting from guaranteed funds. Moreover, our PBC, GTB and PWM businesses are subject to modeling risk with regard to client deposits. This risk materializes if client behavior in response to interest rate movements deviates substantially from the historical norm.

The Capital and Risk Committee supervises our nontrading market risk exposures. Investment proposals for strategic investments are analyzed by the Group Investment Committee. Depending on the size, any strategic investment requires approval from the Group Investment Committee, the Management Board or the Supervisory Board. The development of strategic investments is monitored by the Group Investment Committee on a regular basis. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.

Assessment of Market Risk in Our Nontrading Portfolios

Due to the generally static nature of these positions we do not use value-at-risk to assess the market risk in our nontrading portfolios. Rather, we assess the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically observed market moves and the liquidity of each asset class as well as changes in client behavior in relation to deposit products. This assessment forms the basis of our economic capital calculations which enable us to actively monitor and manage our nontrading market risk. As of year-end 2009 several enhancements to the economic capital coverage across the nontrading market risk portfolio were introduced. In 2010 the nontrading market risk economic capital coverage has been completed with the addition of an economic capital charge for Deutsche Bank's pension risks.

Economic Capital Usage for Our Nontrading Market Risk Portfolios per Business Area

The table below shows the economic capital usages for our nontrading portfolios by business division and includes the economic capital usage of the Postbank calculated using our methodology.

in € m.	Dec 31, 2010	Dec 31, 2009
Economic capital usage for our nontrading portfolios		
CIB	1,351	890
PCAM	3,524	2,246
Corporate Investments	1,051	5,043
Consolidation & Adjustments	814	(277)
Total	6,740	7,902

The increase in CIB of € 461 million was driven by various new investments.

The most significant changes in 2010 were driven by the full consolidation of Postbank which led to an overall reduction of the nontrading economic capital by € 3.3 billion. In this process, the economic capital charge for Postbank was transferred from Corporate Investments (€ 4.3 billion) to Private & Business Clients (€ 1 billion). In addition the newly integrated business of Sal. Oppenheim also led to an increase of € 313 million in PCAM.

The major change in Consolidation & Adjustments was driven by an increase of structural foreign exchange risk of € 625 million.

Carrying Value and Economic Capital Usage for Our Nontrading Market Risk Portfolios

The table below shows the carrying values and economic capital usages separately for our nontrading portfolios.

	Carrying value		Economic capital usage	
in € bn.	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Nontrading portfolios				
Strategic Investments	1.8	7.6	0.6	4.9
Major Industrial Holdings[1]	0.2	0.2	–	–
Other Corporate Investments	4.4	0.9	1.8	0.2
thereof: newly integrated businesses	2.6	–	1.3	–
Alternative Assets	4.4	3.8	1.6	1.3
Principal Investments	2.0	2.0	0.7	0.7
Real Estate	2.3	1.7	0.9	0.6
Hedge Funds[2]	0.1	0.1	–	–
Other nontrading market risks[3]	N/A	N/A	2.7	1.5
Total	10.8	12.5	6.7	7.9

1 There is a small economic capital usage of € 4 million as of December 31, 2010 and of € 28 million as of December 31, 2009.
2 There is a small economic capital usage of € 13 million as of December 31, 2010 and of € 17 million as of December 31, 2009.
3 N/A indicates that the risk is mostly related to off-balance sheet and liability items.

Our economic capital usage for these nontrading market risk portfolios totaled € 6.7 billion at year-end 2010, which is € 1.2 billion, or 15 %, below our economic capital usage at year-end 2009.

— Strategic Investments. Our economic capital usage of € 0.6 billion as of December 31, 2010 was mainly driven by our participations in Hua Xia Bank Company Limited and Abbey Life Assurance Company.
— Major Industrial Holdings. Our economic capital usage was € 4 million as of December 31, 2010. Most of the Major Industrial Holdings have been divested in prior years and accordingly the remaining positions no longer attract a material amount of economic capital.
— Other Corporate Investments. Our economic capital usage was € 1.8 billion for our other corporate investments at year-end 2010. A total of € 1.3 billion of the overall increase of € 1.6 billion results from newly integrated businesses of Postbank and Sal. Oppenheim/BHF-BANK. The economic capital has been aligned with Deutsche Bank's economic capital methodology. Newly included in this category is a restructured subordinated loan facility with significant equity characteristics, which contributed € 253 million to economic capital after diversification.
— Alternative assets. Our alternative assets portfolio includes principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The alternative assets portfolio has some concentration in infrastructure and real estate assets. While recent market conditions have limited the opportunities to sell down the portfolio, our intention remains to do so, provided suitable conditions allow it.

- Other nontrading market risks:
  - Interest Rate Risk. This is mainly driven by maturity transformation of contractually short term deposits. The effective duration of contractually short term deposits is based upon observable client behavior, elasticity of deposit rates to market interest rates (DRE), volatility of deposit balances and Deutsche Bank's own credit spread. Economic capital is derived by stressing modeling assumptions – in particular the DRE – for the effective duration of overnight deposits. Our economic capital usage was € 435 million as of December 31, 2010 and was mainly driven by PBC including DB Bauspar. Behavioral and economic characteristics are taken into account when calculating the effective duration and optional exposures from our mortgages business.
  - Equity compensation. Risk arising from structural short position in our own share price arising from restricted equity units. Our economic capital usage was € (272) million as of December 31, 2010, on a diversified basis. The negative contribution to our diversified economic capital was derived from the fact that a reduction of our share price in a downside scenario as expressed by economic capital calculation methodology would reduce the negative impact on our capital position from the equity compensation liabilities.
  - Pension risk. Risk arising from our defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. Our economic capital usage, excluding Postbank, was € 146 million as of December 31, 2010. The economic capital charge allocated at DB Group level for respective pension risks of Postbank amounted to € 33 million.
  - Structural Foreign Exchange Risk. Our foreign exchange exposure arising from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries. Our economic capital usage was € 927 million as of December 31, 2010 on a diversified basis.
  - Asset Management's Guaranteed Funds. Our economic capital usage was € 1.4 billion as of December 31, 2010.

Our total economic capital figures for nontrading market risk currently do not take into account diversification benefits between the asset categories except for those of equity compensation and structural foreign exchange risk and pension risk.

Operational Risk

Organizational Structure

The Head of Operational Risk & Business Continuity Management chairs the Operational Risk Management Committee, which is a permanent sub-committee of the Risk Executive Committee and is composed of the operational risk officers from our business divisions and our infrastructure functions. It is the main decision-making committee for all operational risk management matters.

While the day-to-day operational risk management lies with our business divisions and infrastructure functions, the Operational Risk & Business Continuity Management function manages the cross divisional and cross regional operational risk as well as risk concentrations and ensures a consistent application of our operational risk management strategy across the bank. Based on this Business Partnership Model, which is also shown in the chart below, we ensure close monitoring and high awareness of operational risk.

Business Partnership Model of Operational Risk Management


Independent central
ORM function (ORBCM)
Strategy
Reporting
Target Setting
ORM Framework
AMA Capital Calculation
Daily Execution
– Part of business lines
– Daily Risk Management
– Implementation of
ORM Framework
Monitoring
Testing and verification
by: Audit, Compliance,
Legal, Finance
and others
Business Partners
Divisional OR Teams
Control Groups
Functional OR Teams

Managing Our Operational Risk

We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk appetite and systematically identify operational risk themes and concentrations to define risk mitigating measures and priorities.

We apply a number of techniques to efficiently manage the operational risk in our business, for example:

- We perform systematic risk analyses, root cause analyses and lessons learned activities for events above € 1 million to identify inherent areas of risk and to define appropriate risk mitigating actions which are monitored for resolution. The prerequisite for these detailed analyses and the timely information of our senior management on the development of the operational risk events and on single larger events is the continuous collection of all losses above € 10,000 arising from operational risk events in our "db-Incident Reporting System".
- We systematically utilize information on external events occurring in the banking industry to ensure that similar incidents will not happen to us.
- Key Risk Indicators ("KRI") are used to alert the organization to impending problems in a timely fashion. They allow the monitoring of the bank's control culture as well as the operational risk profile and trigger risk mitigating actions. Within the KRI program we capture data at a granular level allowing for business environment monitoring and facilitating the forward looking management of operational risk based on early warning signals returned by the KRIs. We capture and monitor key operational risk indicators in our tool "db-Score".
- In our bottom-up Risk and Control Self Assessment ("RCSA") process, which is conducted at least annually, areas with high risk potential are highlighted and risk mitigating measures to resolve issue are identified. In general, RCSAs are performed in our tool "db-SAT". On a regular basis we conduct country risk workshops aiming to evaluate risks specific to countries and local legal entities we are operating in and take appropriate risk mitigating actions.
- We conduct scenario analysis to amend internal and external loss information and derive actions from them. We also conduct stress testing on a regular basis to analyze the impact of extreme situations on our capital and the profit-and-loss account.
- Regular operational risk profile reports at Group level for our business divisions, the countries we are operating in and our infrastructure functions are reviewed and discussed with the department's senior management. The regular performance of the risk profile reviews enables us to early detect changes to the units risk profile as well as risk concentrations across the Group and to take corrective actions.
- We assess the impact of changes to the Group's risk profile as a result of new products, outsourcings and acquisitions.
- Within our tracking tool "db-Track" we monitor risk mitigating measures identified via these techniques for resolution.
- Due to the heterogeneous nature of operational risks in certain cases operational risks cannot be fully mitigated. In such cases operational risks are mitigated following the "as low as reasonably possible" principle by balancing the cost of mitigation with the benefits thereof and formally accepting the residual risk.
- We perform top risk analyses in which the results of the aforementioned activities are considered. The top risk analyses mainly contribute into the annual operational risk management strategy and planning process. Besides the operational risk management strategic and tactical planning we define capital and expected loss targets which are monitored on a regular basis within the quarterly forecasting process.

Measuring Our Operational Risks

In 2010 we have integrated into our operational risk management processes Sal. Oppenheim (except for those parts which are in the process of being sold) and the commercial banking activities in the Netherlands acquired from ABN AMRO as well as Dresdner Bank's global Agency Securities Lending business. Although Postbank manages its own operational risk, Postbank has also already been integrated into our economic capital calculation on a basis consistent with Deutsche Bank methodology. Limitations in data availability, however, may lead to portfolio effects that are not fully estimated and thereby resulting in over- or underestimation. The table below shows the economic capital usages for operational risk of our business segments for the periods specified.

in € m.	Dec 31, 2010	Dec 31, 2009
Economic capital usage (for operational risk)		
CIB	2,735	2,822
PCAM	939	654
CI	8	17
Total	3,682	3,493

Economic capital usage for operational risk increased by € 189 million, or 5 %, to € 3.7 billion as of December 31, 2010. The higher economic capital usage driven by acquisitions (Postbank, BHF-BANK, parts of the commercial banking activities in the Netherlands acquired from ABN AMRO and Sal. Oppenheim) was only partially offset by lower loss frequencies due to proactive operational risk management.

We calculate and measure the economic and regulatory capital for operational risk using the internal AMA methodology. Economic capital is derived from the 99.98 % quantile and allocated to the businesses and used in performance measurement and resource allocation, providing an incentive to manage operational risk, optimizing economic capital utilization. The regulatory capital operational risk applies the 99.9 % quantile. Our internal AMA capital calculation is based upon the loss distribution approach. Gross losses adjusted for direct recoveries from historical internal and external loss data (Operational Riskdata eXchange Association (ORX) consortium data and a public database), plus scenario data are used to estimate the risk profile (that is, a loss frequency and a loss severity distribution). Thereafter, the frequency and severity distributions are combined in a Monte Carlo Simulation to generate losses over a one year time horizon. Finally, the risk mitigating benefits of insurance are applied to each loss generated in the Monte Carlo Simulation. Correlation and diversification benefits are applied to the net losses in a manner compatible with regulatory requirements to arrive at a net loss distribution at the Group level covering expected and unexpected losses. Capital is then allocated to each of the business divisions and both a qualitative adjustment ("QA") and an expected losses deduction are made.

The QA reflects the effectiveness and performance of the day-to-day operational risk management activities via KRIs and RCSAs focusing on the business environment and internal control factors. QA is applied as a percentage adjustment to the final capital number. This approach makes qualitative adjustment transparent to the management of the businesses and provides feedback on their risk profile as well as on the success of their management of operational risk. It thus provides incentives for the businesses to continuously improve Operational Risk Management in their areas.

The expected loss for operational risk is based on historical loss experience and expert judgment considering business changes denoting the expected cost of operational losses for doing business. To the extent it is considered in the divisional business plans it is deducted from the AMA capital figure.

The unexpected losses for the business divisions (after QA and expected loss) are aggregated to produce the Group AMA capital figure.

Since 2008, we have maintained approval by the BaFin to use the AMA. We are waiting for regulatory approval to integrate Postbank into our regulatory capital calculation.

Our Operational Risk Management Stress Testing Concept

Within our Stress Testing concept we ensure that operational risks are sufficiently and adequately stressed. Our AMA methodology already incorporates stress testing elements such as external data containing extreme data points and an over 25 year loss history both used to model the severity distribution. Additionally, we perform complementary sensitivity analysis and contribute to firm wide stress tests including reverse stress testing.

Role of Corporate Insurance/Deukona

The definition of our insurance strategy and supporting insurance policy and guidelines is the responsibility of our specialized unit Corporate Insurance/Deukona ("CI/D"). CI/D is responsible for our global corporate insurance policy which is approved by our Management Board.

CI/D is responsible for acquiring insurance coverage and for negotiating contract terms and premiums. CI/D also has a role in the allocation of insurance premiums to the businesses. CI/D specialists assist in devising the method for reflecting insurance in the capital calculations and in arriving at parameters to reflect the regulatory requirements. They validate the settings of insurance parameters used in the AMA model and provide respective updates. CI/D is actively involved in industry efforts to reflect the effect of insurance in the results of the capital calculations.

We buy insurance in order to protect ourselves against unexpected and substantial unforeseeable losses. The identification, definition of magnitude and estimation procedures used are based on the recognized insurance terms of "common sense", "state-of-the-art" and/or "benchmarking". The maximum limit per insured risk takes into account the reliability of the insurer and a cost/benefit ratio, especially in cases in which the insurance market tries to reduce coverage by restricted/limited policy wordings and specific exclusions.

We maintain a number of captive insurance companies, both primary and re-insurance companies. However, insurance contracts provided are only considered in the modeling/calculation of insurance-related reductions of operational risk capital requirements where the risk is re-insured in the external insurance market.

The regulatory capital figure includes a deduction for insurance coverage amounting to € 467 million. Currently, no other risk transfer techniques beyond insurance are recognized in the AMA model.

CI/D selects insurance partners in strict compliance with the regulatory requirements specified in the Solvency Regulations and the Operational Risks Experts Group recommendation on the recognition of insurance in advanced measurement approaches. The insurance portfolio, as well as CI/D activities are audited by Group Audit on a periodic basis.

Operational Risk at Postbank

Postbank's approach to Operational Risk Management is largely comparable to Deutsche Bank's approach. The Management Board of the Postbank is solely responsible for the management, control, and monitoring of operational risk. The Operational Risk Committee (ORK) commissioned by the Postbank Management Board defines the strategy and framework for controlling operational risk. Day-to-day management of operational risk is the responsibility of the individual units within the Postbank. Strategic parameters for managing operational risk, both qualitative as well as quantitative, are part of the overall strategy.

At Postbank the economic capital requirements for operational risk both for the Postbank as a whole and for the four business divisions individually have been determined using a standalone internal capital model to calculate capital requirements for operational risk. Postbank received the approval by the BaFin for their AMA in December 2010.

Within the consolidation of Postbank the results of the economic capital requirements for operational risk have been recalculated using Deutsche Bank's economic capital methodology for operational risk based upon pooled data from Deutsche Bank Group and Postbank and are reported in aggregate in section "Overall Risk Position" of this report.

Liquidity Risk at Deutsche Bank Group (excluding Postbank)

Liquidity risk management safeguards our ability to meet all payment obligations when they come due. Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2010.

Liquidity Risk Management Framework

The Management Board defines our liquidity risk strategy, and in particular our tolerance for liquidity risk based on recommendations made by Treasury and the Capital and Risk Committee. At least once every year the Management Board will review and approve the limits which are applied to the Group to measure and control liquidity risk as well as the Bank's long-term funding and issuance plan.

Our Treasury function is responsible for the management of liquidity and funding risk of Deutsche Bank globally as defined in the liquidity risk strategy. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position of the Group. Treasury reports the Bank's overall liquidity and funding to the Management Board at least weekly via a Liquidity Scorecard. Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with access to secured and unsecured funding sources. Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) and our issuance strategy.

Our cash-flow based reporting system provides daily liquidity risk information to global and regional management.

Stress testing and scenario analysis plays a central role in our liquidity risk management framework. This also incorporates an assessment of asset liquidity, i.e. the characteristics of our asset inventory, under various stress scenarios as well as contingent funding requirements from off-balance-sheet commitments. The monthly stress testing results are used in setting our short-term wholesale funding limits (both unsecured and secured) and thereby ensuring we remain within the Board's overall liquidity risk tolerance.

Short-term Liquidity and Wholesale Funding

Our Group-wide reporting system tracks all contractual cash flows from wholesale funding sources on a daily basis over a 12-month horizon. The system captures all cash flows from unsecured as well as from secured funding transactions. Wholesale funding limits, which are calibrated against our stress testing results and approved by the Management Board, express our maximum tolerance for liquidity risk. These limits apply to the respective cumulative global cash outflows and are monitored on a daily basis. Our liquidity reserves are the primary mitigant against stresses in short-term wholesale funding markets. At an individual entity level we may set liquidity outflow limits across a broader range of cash flows where this is considered to be meaningful or appropriate.

Unsecured Funding

Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis and aggregated to a global utilization report. As part of the overall Liquidity Risk Strategy, the management board approves limits to protect our access to unsecured funding at attractive levels.

Funding Diversification

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources come from retail clients, long-term capital markets investors and transaction banking clients. Other customer deposits and borrowing from wholesale clients are additional sources of funding. We use wholesale deposits primarily to fund liquid assets. To ensure the additional diversification of its refinancing activities, we have a Pfandbrief license allowing us to issue mortgage Pfandbriefe.

In 2010 we continued to focus on increasing our stable core funding components, while maintaining access to short-term wholesale funding markets, albeit on a relatively low level. The volume of discretionary wholesale funding is well diversified across products (e.g. CD, CP as well as term, call and overnight deposits) and tenors. The acquisition of Postbank significantly increased the volume of our most stable funding sources. Postbank's status as a regulated bank and publicly traded company, however, may limit our access to its liquidity.

The overall volume of discretionary wholesale funding and secured funding fluctuated between reporting dates based on our underlying business activities. Higher volumes, primarily in secured funding transactions, are largely driven by increased client related securities financing activities as well as intra quarter growth in liquid trading inventories. The growth in discretionary wholesale funding during the year 2010 is mainly a reflection of the growth in cash and liquid trading assets within our Corporate Banking & Securities Corporate Division.

To avoid any unwanted reliance on these short-term funding sources, and to ensure a sound funding profile at the short end, which complies with the defined risk tolerance, we have implemented limit structures (across tenor) to these funding sources, which are derived from our stress testing analysis.

The following chart shows the composition of our external funding sources (on a consolidated basis with the contribution from Postbank separately identified) that contribute to the liquidity risk position as of December 31, 2010 and December 31, 2009, both in euro billion and as a percentage of our total external funding sources.

Composition of external funding sources
In € bn.


300
225
150
75
0
42
180
164
111
169
153
11
120
100
108
118
7
97
51
6
196
165
29
26
21% 21%
Capital Markets and Equity
26% 20%
Retail
12% 13%
Transaction Banking
10% 15%
Other Customers*
10% 7%
Discretionary Wholesale
19% 21%
Secured Funding and Shorts
3% 3%
Financing Vehicles**

December 31, 2010: ■ Deutsche Bank € 897 billion, Postbank € 178 billion: total €1,075 billion
December 31, 2009: ■ total € 777 billion

* Other includes fiduciary, self-funding structures (e.g. X-markets), margin / Prime Brokerage cash balances (shown on a net basis).
** Includes ABCP-Conduits.

Note: Reconciliation to total balance sheet: Derivatives & settlement balances EUR 706 billion (EUR 620 billion), add-back for netting effect for Margin & Prime Brokerage cash balances (shown on a net basis) EUR 61 billion (EUR 51 billion), other non-funding liabilities EUR 63 billion (EUR 53 billion) for December 31, 2010 and December 31, 2009 respectively; figures may not add up due to rounding.

Funding Matrix

We map all funding-relevant assets and all liabilities into time buckets corresponding to their economic maturities to compile a maturity profile (funding matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we determine individual liquidity profiles reflecting their relative liquidity value. We take assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assign them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The funding matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The funding matrix analysis together with the strategic liquidity planning process, which forecasts the funding supply and demand across business units, provides the key input parameter for our annual capital market issuance plan. Upon approval by the Capital and Risk Committee and the Management Board the capital market issuance plan establishes issuing targets for securities by tenor, volume and instrument. As per the year-end 2010, we were long funded in each of the annual time buckets of the funding matrix (2-10 years).

In 2010, Treasury issued capital market instruments with a total value of approximately € 22.9 billion, € 3.9 billion more than the original issuance plan.

For information regarding the maturity profile of our long-term debt, please refer to Note 30 "Long-Term Debt and Trust Preferred Securities" of our consolidated financial statements.

Transfer Pricing

We operate a transfer pricing framework that applies to all businesses and ensures that pricing is made of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their funding maturity and (iii) contingent liquidity exposures in accordance with the cost of providing for commensurate liquidity reserves to fund unexpected cash requirements.

Within this transfer pricing framework we allocate funding and liquidity risk costs and benefits to the firm's business units and set financial incentives in line with the firm's liquidity risk guidelines. Transfer prices are subject to liquidity (term) premiums depending on market conditions. Liquidity premiums are set by Treasury and picked up by a segregated liquidity account. The Treasury liquidity account is the aggregator of long-term liquidity costs. The management and cost allocation of the liquidity account is the key variable for transfer pricing funding costs within Deutsche Bank.

Stress Testing and Scenario Analysis

We use stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios we apply have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events.

Also incorporated are the lessons learned from the latest financial markets crisis. They include the prolonged term money-market and secured funding freeze, collateral repudiation, reduced fungibility of currencies, stranded syndications as well as other systemic knock-on effects. The scenario types cover institution-specific events (e.g. rating downgrade), market related events (e.g. systemic market risk) as well as a combination of both, which links a systemic market shock with a multi-notch rating downgrade.

Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. In addition we analyze the potential funding requirements from off-balance sheet commitments (e.g. drawings of credit facilities and increased collateral requirements) which could materialize under stress. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Countermeasures would include the Group's unencumbered business asset inventory, the available long cash balance (over and above cash balances which form an integral part of our existing clearing and settlement activities), as well as our strategic liquidity reserve.

The asset liquidity analysis thereby forms an integral piece of stress testing and tracks the volume and booking location within our consolidated business inventory of unencumbered, liquid assets which we can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of different securities. As a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values (haircuts) to different classes of liquid securities. The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes.

In addition the bank maintains sizeable cash balances, primarily with central banks, which are held in excess of the collateral which is required to support our clearing activities in euro, U.S. dollars and other currencies around the globe.

As a separate countermeasure we hold a dedicated strategic liquidity reserve containing highly liquid and central bank eligible securities in major currencies around the world to support our liquidity profile in case of potential deteriorating market conditions. The volume of the strategic liquidity reserve is the function of expected stress result. Size and composition are subject to regular senior management review.

The most immediately liquid and highest quality items within the above three categories are aggregated and separately identified as our Liquidity Reserves. These Reserves comprise available cash and highly liquid government securities and other central bank eligible assets. As of December 31, 2010 our Liquidity Reserves exceeded € 145 billion.

Stress testing is fully integrated in our liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to all potential risk drivers from on balance sheet and off balance sheet products. Beyond the eight week time horizon we analyze on a quarterly basis the impact of a more prolonged stress period extending out to twelve months, together with mitigation actions which may include some change of business model. The liquidity stress testing provides the basis for the bank's contingency funding plans which are approved by the Management Board.

Our stress testing analysis assesses our ability to generate sufficient liquidity under extreme conditions and is a key input when defining our target liquidity risk position. The analysis is performed monthly. The following table shows stress testing results as of December 31, 2010. For each scenario, the table shows what our cumulative funding gap would be over an eight-week horizon after occurrence of the triggering event, how much counterbalancing liquidity we could generate via different sources as well as the resulting net liquidity position.

Scenario in € bn.	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position
Systemic market risk	50	164	114
Emerging markets	14	169	155
Event shock	15	138	123
Operational risk (DB specific)	12	167	155
1 notch downgrade (DB specific)	33	169	136
Downgrade to A-2/P-2 (DB specific)	135	186	51
Combined[3]	142	173	31

1 Funding gap caused by impaired rollover of liabilities and other projected outflows
2 Based on liquidity generation through countermeasures
3 Combined impact of systemic market risk and downgrade to A-2/P-2

With the increasing importance of liquidity management in the financial industry, we maintain an active dialogue with central banks, supervisors, rating agencies and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and support efforts to create industry-wide standards to evaluate and manage liquidity risk at financial institutions. In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the Banking Act and regulations issued by the BaFin. We are in compliance with all applicable liquidity regulations.

Liquidity Risk at Postbank

In general, Postbank's Financial Markets division is responsible for the centralized operational management of liquidity risk. BHW Bausparkasse AG, the foreign subsidiaries in New York and Luxembourg, and the London branch manage their risks independently using uniform Postbank group-wide procedures and processes. In the event of a liquidity shock, the Liquidity Crisis Committee has clear responsibility and authority over all Postbank units responsible for portfolios as well as all portfolio units at the subsidiaries and foreign branches.

Postbank's overarching risk strategy encompasses its strategy for management of liquidity risk. The goal of liquidity management is to ensure that Postbank is solvent at all times, not only under normal conditions, but also in stress situations. Due to its strategic focus as a retail bank, Postbank enjoys a strong financing base in its customer business and is therefore relatively independent of the money and capital markets. To guard against unexpected cash outflows, an extensive portfolio consisting of unencumbered ECB-eligible securities is held that can be used to obtain liquidity rapidly. To ensure the additional diversification of its refinancing activities, Postbank has a Pfandbrief license allowing it to issue public sector Pfandbriefe and mortgage Pfandbriefe.

At Postbank Market Risk Controlling assesses the liquidity status of the Postbank each business day on the basis of funding matrices and cash flow forecasts, with operational management of risk being performed on the basis of the liquidity status. Risk management is also based on a series of more far-reaching analyses of liquidity, in addition to regular Postbank's Group-wide liquidity and issue planning and also includes regular stress testing. Based on the results of the stress tests, Postbank believes that its liquidity position remains solid. This is due not least to the further increase in customer deposits and Postbank's extensive portfolio of ECB-eligible securities.

Maturity Analysis of Financial Liabilities

The following table presents a maturity analysis of the earliest contractual undiscounted cash flows for financial liabilities as of December 31, 2010, and 2009.

Dec 31, 2010

in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	89,068	–	–	–	–
Interest bearing deposits	120,154	233,469	32,564	35,430	23,299
Trading liabilities[1]	68,859	–	–	–	–
Negative market values from derivative financial instruments[1]	647,171	–	–	–	–
Financial liabilities designated at fair value through profit or loss	32,332	101,163	8,474	8,056	3,736
Investment contract liabilities[2]	–	572	888	1,367	5,071
Negative market values from derivative financial instruments, qualifying for hedge accounting[3]	852	141	256	1,113	4,257
Central bank funds purchased	4,456	1,848	–	–	–
Securities sold under repurchase agreements	2,384	14,570	3,056	1,585	23
Securities loaned	3,024	54	–	–	198
Other short-term borrowings	49,904	13,439	1,495	–	–
Long-term debt	1,695	11,647	16,879	80,713	58,153
Trust preferred securities	–	–	2,434	4,481	5,335
Other financial liabilities	119,693	6,160	268	516	22
Off-balance sheet loan commitments	100,273	–	–	–	–
Financial guarantees	28,941	–	–	–	–
Total[4]	1,268,806	383,063	66,314	133,261	100,094

1 Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. We believe that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within on demand which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 "Insurance and Investment Contracts" for more detail on these contracts.

3 Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.

4 The balances in the table do not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. We believe that the likelihood of such an event occurring is remote. Interest cash flows have been excluded from the table.

Dec 31, 2009

in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	51,731	–	–	–	–
Interest bearing deposits	117,960	126,598	14,649	21,362	11,987
Trading liabilities[1]	64,501	–	–	–	–
Negative market values from derivative financial instruments[1]	576,973	–	–	–	–
Financial liabilities designated at fair value through profit or loss	64,920	33,785	4,806	5,797	4,826
Investment contract liabilities[2]	–	514	806	1,247	4,710
Negative market values from derivative financial instruments qualifying for hedge accounting[3]	946	–	10	392	2,455
Central bank funds purchased	3,824	1,884	–	–	–
Securities sold under repurchase agreements	1,349	38,292	104	37	5
Securities loaned	5,028	54	16	–	466
Other short-term borrowings	24,830	17,370	632	–	–
Long-term debt	1,856	2,044	20,373	67,837	41,011
Trust preferred securities	–	–	746	3,991	5,840
Other financial liabilities	120,731	6,705	375	233	60
Off-balance sheet loan commitments	63,662	–	–	–	–
Financial guarantees	21,719	–	–	–	–
Total[4]	1,120,030	227,246	42,517	100,896	71,360

1 Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. We believe that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within on demand which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.
2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 "Insurance and Investment Contracts" for more detail on these contracts.
3 Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.
4 The balances in the table do not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. We believe that the likelihood of such an event occurring is remote. Interest cash flows have been excluded from the table.

Capital Management

Our Treasury function manages our capital at Group level and locally in each region, except that Postbank manages its capital on a group level and locally on its own. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are committed to maintain our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital and economic capital. Since October 2008, our target for the Tier 1 capital ratio continued to be at 10 % or above.

The allocation of capital, determination of our funding plan and other resource issues are framed by the Capital and Risk Committee.

Regional capital plans covering the capital needs of our branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of our subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of our subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing our capital and liquidity, we take such legal and regulatory requirements into account.

On October 6, 2010, we completed a capital increase from authorized capital against cash contributions. In total, 308.6 million new registered no-par value shares (common shares) were issued, resulting in gross proceeds of € 10.2 billion. The net proceeds of € 10.1 billion raised in the issuance (after expenses of approximately € 0.1 billion, net of tax) were primarily used to cover the capital consumption from the consolidation of Postbank, and, in addition, to support the existing capital base.

Treasury executes the repurchase of shares. As of January 1, 2010, the number of shares held in Treasury from buybacks totaled 0.6 million. The 2009 Annual General Meeting granted our management board the authority to buy back up to 62.1 million shares before the end of October 2010. During the period from January 1, 2010 until the 2010 Annual General Meeting, 11.1 million shares (or 2 % of shares issued) were purchased. Thereof 10.6 million were used for equity compensation purposes. As of the 2010 Annual General Meeting on May 27, 2010, the number of shares held in Treasury from buybacks totaled 1.0 million. The 2010 Annual General Meeting granted our management board the authority to buy back up to 62.1 million shares before the end of November 2014. Thereof 31.0 million shares can be purchased by using derivatives. During the period from the 2010 Annual General Meeting until December 31, 2010, 18.8 million shares were purchased, of which 0.5 million were purchased via sold put options which were executed by the counterparty at maturity date. 9.8 million of the total 18.8 million shares repurchased were used for equity compensation purposes in 2010 and 9.0 million shares were used to increase our Treasury position for later use for future equity compensation. As of December 31, 2010, the number of shares held in Treasury from buybacks totaled 10.0 million.

Total outstanding hybrid Tier 1 capital (substantially all noncumulative trust preferred securities) as of December 31, 2010, amounted to € 12.6 billion compared to € 10.6 billion as of December 31, 2009. This increase was mainly due to the consolidation of € 1.6 billion hybrid Tier 1 capital issued by Postbank and foreign exchange effects of the strengthened U.S. dollar on our U.S. dollar denominated hybrid Tier 1 capital. During the first half year 2010 we raised € 0.1 billion of hybrid Tier 1 capital by increasing an outstanding issue.

In 2010, we issued € 1.2 billion of lower Tier 2 capital (qualified subordinated liabilities). Consolidation of Tier 2 capital issued by Postbank added € 2.2 billion of lower Tier 2 capital and € 1.2 billion of profit participation rights. Profit participation rights amounted to € 1.2 billion after and nil before consolidation of Postbank. Qualified subordinated liabilities as of December 31, 2010 amounted to € 10.7 billion compared to € 7.1 billion as of December 31, 2009. Cumulative preferred securities amounted to € 0.3 billion as of December 31, 2010, unchanged to December 31, 2009.

Capital Management at Postbank

Postbank manages its capital by continuously monitoring capital supply and demand. Capital management aims at regulatory as well as at economic capital adequacy, in line with the concept of risk bearing capacity. In general, the capital allocation requires an appropriate return on regulatory capital demand. The capital allocation is approved by Postbank's Management Board based on a multi year plan.

The regulatory and economic capital demand is permanently monitored to adjust the available capital if required. Capital demand forecasts are regularly determined and carried forward based on the planned development of the business volume and results as well as expected risk parameter changes. Capital ratios are managed in compliance with the Postbank's Management Board approved statutory guidelines, by steering the existing and new transaction volume, by issuance of Tier 1 and Tier 2 capital instruments or by executing risk mitigating capital market transactions.

Balance Sheet Management

We manage our balance sheet on a Group level excluding Postbank and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. Our balance sheet management function has the mandate to monitor and analyze balance sheet developments and to track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our leverage ratio target definition, which is calculated using adjusted total assets and adjusted total equity figures.

Similarly Postbank follows a value-oriented financial management approach that includes balance sheet management.

As of December 31, 2010, on a consolidated basis our leverage ratio according to our target definition was 23, at the same level as of December 31, 2009, and below our leverage ratio target of 25. The impact from our acquisitions on our total assets was fully compensated for by the impact of our rights issue on the applicable equity. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 38 as of December 31, 2010, a slight decrease compared to 40 at the end of 2009.

Overall Risk Position

To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified.

in € m.	Dec 31, 2010	Dec 31, 2009
Economic capital usage		
Credit risk	12,785	7,453
Market Risk	13,160	12,515
Trading market risk	6,420	4,613
Nontrading market risk	6,740	7,902
Operational risk	3,682	3,493
Diversification benefit across credit, market and operational risk	(3,534)	(3,166)
Sub-total credit, market and operational risk	26,093	20,295
Business risk	1,085	501
Total economic capital usage	27,178	20,796

As of December 31, 2010, our economic capital usage totaled € 27.2 billion, which is € 6.4 billion, or 31 %, above the € 20.8 billion economic capital usage as of December 31, 2009. The increase in economic capital usage includes the effects of the acquisitions of Postbank, Sal. Oppenheim/BHF-BANK and parts of ABN AMRO's commercial banking activities in the Netherlands, as well as exposure increases and the effects of various model refinements for the calculation of economic capital for credit risk and trading market risk.

The December 31, 2010, economic capital usage included € 4.6 billion in relation to Postbank, which has been calculated on a basis consistent with Deutsche Bank methodology, however, limitations in data availability may lead to portfolio effects that are not fully estimated and thereby resulting in over or under estimation. For December 31, 2009, € 4.2 billion economic capital usage was included for Postbank.

Our economic capital usage for credit risk totaled € 12.8 billion as of December 31, 2010. The increase of € 5.3 billion, or 72 %, was principally driven by acquisitions. The consolidation of Postbank as well as of Sal. Oppenheim and parts of ABN AMRO's commercial banking activities in the Netherlands increased the economic capital usage by € 3.7 billion. The other changes reflected exposure increases, refinements of the credit risk model and the effect from regular recalibrations of the credit risk parameters.

Our economic capital usage for market risk increased by € 645 million, or 5 %, to € 13.2 billion as of December 31, 2010. The increase was driven by trading market risk, which increased by € 1.8 billion, or 39 %, primarily reflecting model improvements. Nontrading market risk economic capital usage decreased by € 1.2 billion, or 15 %, reflecting the elimination of our former Postbank equity investment upon consolidation of Postbank's assets on our balance sheet, which reduced the economic capital usage by € 3.3 billion net. This decrease was partly offset by changes in other nontrading market risk of € 1.8 billion and by the acquisition of Sal. Oppenheim, which contributed a further € 313 million.

Operational risk economic capital usage increased by € 189 million, or 5 %, to € 3.7 billion as of December 31, 2010. The increase is fully explained by acquisitions.

Our economic capital usage for business risk, consisting of a strategic risk and a tax risk component, totaled € 1.1 billion as of December 31, 2010. The strategic risk economic capital usage increase of € 450 million was primarily attributable to the Postbank acquisition resulting in an economic capital usage of € 400 million.

The diversification effect of the economic capital usage across credit, market and operational risk increased by € 368 million, or 12 %, as of December 31, 2010.

The table below shows the economic capital usage of our business segments for the dates specified.

in € m.	Dec 31, 2010	Dec 31, 2009
Corporate & Investment Bank	16,119	11,974
Corporate Banking & Securities	14,828	11,242
Global Transaction Banking	1,291	732
Private Clients and Asset Management	9,394	4,434
Asset and Wealth Management	2,717	1,878
Private & Business Clients	6,677	2,556
Corporate Investments	902	4,641
Consolidation & Adjustments	762	(253)
Total economic capital usage	27,178	20,796

The future allocation of economic capital may change to reflect refinements in our risk measurement methodology.

A primary measure we use to assess our risk bearing capacity is a ratio of our active book equity divided by the economic capital usage (shown in the above table) plus goodwill and intangibles (€ 42.8 billion and € 31.0 billion as of December 31, 2010 and 2009, respectively). Active book equity, which was € 48.4 billion and € 36.4 billion as of December 31, 2010 and 2009, respectively, is calculated by adjusting total shareholders' equity for unrealized net gains (losses) on financial assets available for sale and on cash flow hedges as well as for accrued future dividends (for a reconciliation, please refer to Note 36 "Regulatory Capital" of the consolidated financial statements). A ratio of more than 100 % signifies that the active book equity adequately covers the aforementioned risk positions. This ratio was 113 % as of December 31, 2010, compared to 118 % as of December 31, 2009, as effects from the increase in economic capital and goodwill overcompensated the increase of active book equity, which was primarily attributable to the capital raise related to Postbank, retained earnings and foreign exchange effects.

Internal Control over Financial Reporting

General

Management of Deutsche Bank and its consolidated subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting ("ICOFR"). Our internal control over financial reporting is a process designed under the supervision of our Chairman of the Management Board and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS). ICOFR includes our disclosure controls and procedures to prevent misstatements.

Risks in financial reporting

The main risks in financial reporting are that either financial statements are not fairly presented due to inadvertent or intentional errors (fraud) or the publication of financial statements is delayed. These risks may reduce investor confidence or cause reputational damage and may have legal consequences including banking regulatory intervention. A lack of fair presentation arises when one or more financial statement amounts or disclosures contain misstatements (or omissions) that are material. Misstatements could be deemed material if they could individually or collectively, influence economic decisions that users make on the basis of the financial statements.

To address those risks of financial reporting, management of the Group has established ICOFR to provide reasonable but not absolute assurance against misstatements. The design of the ICOFR is based on the internal control framework established in Internal control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). COSO recommends the establishment of specific objectives to facilitate the design and evaluate adequacy of a control system. As a result in establishing ICOFR, management has adopted the following financial statement objectives:

- Existence – assets and liabilities exist and transactions have occurred.
- Completeness – all transactions are recorded, account balances are included in the financial statements.
- Valuation – assets, liabilities and transactions are recorded in the financial reports at the appropriate amounts.
- Rights and Obligations and ownership – rights and obligations are appropriately recorded as assets and liabilities.
- Presentation and disclosures – classification, disclosure and presentation of financial reporting is appropriate.
- Safeguarding of assets – unauthorized acquisitions, use or disposition of assets is prevented or detected in a timely manner.

However, any internal control system, including ICOFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of that control system are met. As such, disclosure controls and procedures or systems for ICOFR may not prevent all error and all fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Organization of Internal Control System

Functions involved in the system of internal control over financial reporting

As the books and records form the basis of the financial statements, controls within the system of ICOFR are performed by all business functions and the respective infrastructure functions with an involvement in assuring the reliability of those books and records. As a result, the operation of ICOFR involves a large number of staff based mainly in the following functions: Finance, Group Technology and Operations, Legal, Risk & Capital and Tax.

Finance is responsible for the periodic preparation of the financial statements and operates independently from the businesses. Within Finance, different departments have control responsibilities which contribute to the overall preparation process:

- Finance specialists for businesses or entities – responsible for assuring the quality of financial data by performing validation and control. They are in close contact with business, infrastructure and legal entity management and employ their specific knowledge to address financial reporting issues arising on products and transactions, as well as validating reserving and other judgmental adjustments. They also provide oversight of the performance of controls over individual transactions and balances. Entity and business related specialists add the perspective of legal entities to the business view and sign-off on the financial reporting of their entities.
- Finance-Group – responsible for Group-wide activities which include the preparation of group financial and management information, forecasting and planning, risk reporting. Finance-Group set the reporting timetables, perform the consolidation and aggregation processes, effect the elimination entries for inter and intra group activities, control the access and adjustment processes, compile the Group financial statements, consider and incorporate comments as to content and presentation made by senior management, SOx and Disclosure Steering Committee members and external advisors.
- Accounting Policy and Advisory Group ("APAG") – responsible for developing the Group's interpretation of international accounting standards and their consistent application within the Group. APAG provides accounting advice and consulting services to Finance and the wider business, and ensures the timely resolution of corporate and transaction-specific accounting issues.
- Global Valuation Oversight Group ("GVO") and business aligned valuation specialists – responsible for developing policies and minimum standards for valuation, and provides related implementation guidance when undertaking valuation control work. This is in addition to challenging and validating valuation control results, and acting as the single point of contact for valuation topics with external third parties (such as regulators and auditors).

The operation of ICOFR is also importantly supported by Group Technology and Operations, Legal, Risk & Capital and Group Tax. Although these functions are not directly involved in the financial preparation process, they significantly contribute to the overall control of financial information:

— Group Technology and Operations ("GTO") – responsible for confirming transactions with counterparties, performing reconciliations both internally and externally of financial information between systems, depots and exchanges. GTO also undertake all transaction settlement activity on behalf of the Group and perform reconciliations of nostro account balances.
— Legal, Risk & Capital ("LRC") – through their responsibility for developing policies and standards for managing credit, market and operational risks. LRC identifies and assesses the adequacy of credit and operational provisions. The Legal department manages legal risks and identifies and assesses legal risk provisions.
— Group Tax – responsible to produce complete and correct income tax related financial data together with Finance, covering the assessment and planning of current and deferred income taxes and the collection of tax related information. Group Tax monitors the income tax position and controls the provisioning for tax risks.

Controls to minimize the risk of financial statement misstatement

The system of ICOFR consists of a large number of internal controls and procedures to minimize the risk of misstatement of the financial statements. Such controls will include those which:

— are ongoing or permanent in nature such as supervision within written policies and procedures or segregation of duties,
— operate on a periodic basis such as those which are performed as part of the annual financial statement compilation process.
— are preventative or detective in nature.
— have a direct or indirect impact on the financial statements themselves. Controls which have an indirect effect on the financial statements include IT general controls such as system access and deployment controls whereas a control with a direct impact could be, for example, a reconciliation which directly supports a balance sheet line item.
— feature automated and/or manual components. Automated controls are control functions embedded within system processes such as application enforced segregation of duty controls and interface checks over the completeness and accuracy of inputs. Manual internal controls are those operated by an individual or group of individuals such as authorization of transactions.

The resulting combination of individual controls encompasses all of the following aspects of ICOFR:

- Accounting policy – design and implementation. To ensure the globally consistent recording and reporting of the Group's business activities in accordance with authorized accounting policies.
- Reference data. Controls over reference data in relation to the general ledger, on and off-balance sheet and product reference data.
- Transaction approval, capture and confirmation. Controls to ensure the completeness and accuracy of recorded transactions and that they are appropriately authorized. Controls include transaction confirmations which are sent to and received from counterparties to ensure that trade details are corroborated.
- Reconciliation controls, both externally and internally. Inter-system reconciliations are performed between relevant systems for all trades, transactions, positions or relevant parameters. External reconciliations include nostro account, depot and exchange reconciliations.
- Valuation including Independent Price Verification process ("IPV"). Finance performs valuation controls ("VC") at least monthly, in order to gain comfort as to the reasonableness of the front office valuation. The results of the VC processes are independently reviewed by the Global Valuation Oversight Group. The results of the VC process are assessed on a monthly basis by the Valuation Control Oversight Committee. Business aligned valuation specialists focus on valuation approaches and methodologies for various asset classes and perform IPV for complex derivatives and structured products.
- Taxation. Controls to ensure tax calculations are performed properly and that tax balances are appropriately recorded in the financial statements.
- Reserving and judgmental adjustment. Controls include processes to ensure reserving and judgmental adjustments are authorized and are reported in accordance with the approved accounting policies.
- Balance Sheet Substantiation. The substantiation of balance sheet accounts involves determining the integrity of the general ledger account balances based on supporting evidence.
- Consolidation and other period end reporting controls. At period end, all businesses and regions submit their financial data to the Group for consolidation. Controls over consolidation include the validation of accounting entries required to eliminate the effect of inter and intra company activities. Period end reporting controls include general ledger month end close processes and the review of late adjustments.
- Financial Statement disclosure and presentation. The preparation and certification of disclosure checklists. Final review and sign-off of the Financial Statements by Senior Finance Management. The Financial Statements and the Management Report are – after approval of the Management Board – subject to review of the Supervisory Board and its Audit Committee.

Measuring effectiveness of internal control

Each year, management of the Group undertakes a formal evaluation of the adequacy and effectiveness of ICOFR. This assessment as of December 31, 2010 excludes internal controls relating to Deutsche Postbank AG, which was initially consolidated on December 3, 2010. This evaluation incorporates an assessment of the effectiveness of the control environment as well as the detailed controls taking into account:

- The financial misstatement risk of the relevant financial statement item, considering such factors as materiality and the susceptibility of the particular financial statement item to misstatement.
- The susceptibility of the control to failure, considering such factors as the degree of automation, complexity, risk of management override, competence of personnel and the level of judgment required.

These factors, in aggregate, determine the nature and extent of evidence that management requires in order to be able to assess whether or not the operation of the system of ICOFR is effective. The evidence itself is generated from procedures integrated with the daily responsibilities of staff or from procedures implemented specifically for purposes of the ICOFR evaluation. Information from other sources also form an important component of management's evaluation since such evidence may either bring additional control issues to the attention of management or may corroborate findings. Such information sources include:

- Group Audit reports
- Reports on audits carried out by or on behalf of regulatory authorities
- External Auditor reports
- Reports commissioned to evaluate the effectiveness of outsourced processes to third parties

The result of management testing subject to the exclusion noted and the information from other sources lead to the conclusion of management that ICOFR is appropriately designed and operating effectively for 2010.

In addition, Group Audit provides assurance over the design and operating effectiveness of ICOFR by performing periodic and ad-hoc risk-based audits. Reports are produced summarizing the results from each audit performed which are distributed to the responsible managers for the activities concerned. These reports, together with the evidence generated by specific further procedures that Group Audit performs for the purpose provide evidence to support the annual evaluation by management of the overall operating effectiveness of the ICOFR.

Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

Structure of the Share Capital

As of December 31, 2010, Deutsche Bank's issued share capital amounted to € 2,379,519,078.40 consisting of 929,499,640 ordinary shares without par value. The shares are fully paid up and in registered form. Each share confers one vote.

Restrictions on Voting Rights or the Transfer of Shares

Under Section 136 AktG the voting right of the affected shares is excluded by law. As far as the bank held own shares as of December 31, 2010 in its portfolio according to Section 71b AktG no rights could be exercised. We are not aware of any other restrictions on voting rights or the transfer of shares.

Shareholdings which Exceed 10 % of the Voting Rights

The German Securities Trading Act (Wertpapierhandelsgesetz) requires any investor whose share of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise, must notify us and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold is 3 %. We are not aware of any shareholder holding directly or indirectly 10 % or more of the voting rights.

Shares with Special Control Rights

Shares which confer special control rights have not been issued.

System of Control of any Employee Share Scheme where the Control Rights are not Exercised Directly by the Employees

The employees, who hold Deutsche Bank shares, exercise their control rights as other shareholders in accordance with applicable law and the Articles of Association (Satzung).

Rules Governing the Appointment and Replacement of Members of the Management Board

Pursuant to the German Stock Corporation Act (Section 84) and the Articles of Association of Deutsche Bank (Section 6) the members of the Management Board are appointed by the Supervisory Board. The number of Management Board members is determined by the Supervisory Board. According to the articles of Association, the Management Board has at least three members. The Supervisory Board may appoint one member of the Management Board as Chairperson of the Management Board. Members of the Management Board may be appointed for a maximum term of up to five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The German Co-Determination Act (Mitbestimmungsgesetz; Section 31) requires a majority of at least two thirds of the members of the Supervisory Board to appoint members of the Management Board. If such majority is not achieved, the Mediation Committee shall give, within one month, a recommendation for the appointment to the Management Board. The Supervisory Board will then appoint the members of the Management Board with the majority of its members. If such appointment fails, the Chairperson of the Supervisory Board shall have two votes in a new vote. If a required member of the Management Board has not been appointed, the Local Court (Amtsgericht) in Frankfurt am Main shall, in urgent cases, make the necessary appointments upon motion by any party concerned (Section 85 of the Stock Corporation Act).

Pursuant to the German Banking Act (Kreditwesengesetz) evidence must be provided to the BaFin and the Deutsche Bundesbank that the member of the Management Board has adequate theoretical and practical experience of the businesses of the Bank as well as managerial experience before the member is appointed (Sections 24 (1) No. 1 and 33 (2) of the Banking Act).

The Supervisory Board may revoke the appointment of an individual as member of the Management Board or as Chairperson of the Management Board for good cause. Such cause includes in particular a gross breach of duties, the inability to manage the Bank properly or a vote of no-confidence by the shareholders' meeting (Hauptversammlung, referred to as the General Meeting), unless such vote of no-confidence was made for obviously arbitrary reasons.

The BaFin may appoint a special representative and transfer to such special representative the responsibility and powers of individual members of the Management Board if such members are not trustworthy or do not have the required competencies or if the credit institution does not have the required number of Management Board members. If members of the Management Board are not trustworthy or do not have the required expertise or if they have missed a material violation of the principles of sound management or if they have not addressed identified violations, the BaFin may transfer to the special representative the responsibility and powers of the Management Board in its entirety. In any such case, the responsibility and powers of the Management Board members concerned are suspended (Section 45c (1) through (3) of the Banking Act).

If the discharge of a bank's obligations to its creditors is endangered or if there are valid concerns that effective supervision of the bank is not possible, the BaFin may take temporary measures to avert that risk. It may also prohibit members of the Management Board from carrying out their activities or impose limitations on such activities (Section 46 (1) of the Banking Act). In such case, the Local Court Frankfurt am Main shall, at the request of the BaFin appoint the necessary members of the Management Board, if, as a result of such prohibition, the Management Board does no longer have the necessary number of members in order to conduct the business (Section 46 (2) of the Banking Act).

Rules Governing the Amendment of the Articles of Association

Any amendment of the Articles of Association requires a resolution of the General Meeting (Section 179 of the Stock Corporation Act). The authority to amend the Articles of Association in so far as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of authorized capital, has been assigned to the Supervisory Board by the Articles of Association of Deutsche Bank (Section 20 (3)). Pursuant to the Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise (Section 20 (1)). Amendments to the Articles of Association become effective upon their entry in the Commercial Register (Section 181 (3) of the Stock Corporation Act).

Powers of the Management Board to Issue or Buy Back Shares

The Management Board is currently not authorized to increase the share capital by issuing new shares for cash or noncash consideration.

The Annual General Meeting on May 29, 2008 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2013. For this purpose share capital was increased conditionally by up to € 150,000,000. This conditional capital became effective upon entry into the Commercial Register on June 25, 2009.

The Annual General Meeting on May 26, 2009 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2014. For this purpose share capital was increased conditionally by up to € 256,000,000. This conditional capital became effective upon entry into the Commercial Register on September 9, 2009.

The Annual General Meeting on May 27, 2010 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2015. For this purpose share capital was increased conditionally by up to € 230,400,000. This conditional capital became effective upon entry into the Commercial Register on September 13, 2010.

The Annual General Meeting of May 27, 2010 authorized the Management Board pursuant to Section 71 (1) No. 7 of the Stock Corporation Act to buy and sell, for the purpose of securities trading, own shares of Deutsche Bank AG on or before November 30, 2014, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10 %. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 % of the share capital of Deutsche Bank AG.

The Annual General Meeting of May 27, 2010 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to buy, on or before November 30, 2014, own shares of Deutsche Bank AG in a total volume of up to 10 % of the present share capital. Together with own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to Sections 71a et seq. of the Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 % of the company's share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10 % higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10 % higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board has also been authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71 (1) No. 8 of the Stock Corporation Act in a way other than through the stock exchange or by an offer to all shareholders, provided this is done against contribution-in-kind and excluding shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board has been authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of the option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the extent to which they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent.

The Management Board has also been authorized with the exclusion of shareholders' pre-emptive rights to use such own shares to issue staff shares to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

Furthermore, the Management Board has been authorized with the exclusion of shareholders' pre-emptive rights to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10 % of the company's share capital at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of Section 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10 % of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bond or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of Section 186 (3) sentence 4 Stock Corporation Act.

The Management Board has also been authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

The Annual General Meeting of May 27, 2010 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to execute the purchase of shares under the resolved authorization also with the use of put and call options or forward purchase contracts. The company may accordingly sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5 % of the actual share capital at the time of the resolution by the General Meeting on this authorization. The maturities of the options must end no later than on November 30, 2014.

The purchase price to be paid for the shares upon exercise of the options or upon the maturity of the forward purchase may not exceed or fall short by more than 10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective option transaction in each case excluding ancillary purchase costs but taking into account the option premium received or paid. The call option may only be exercised if the purchase price to be paid does not exceed by more than 10 % or fall below 10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares.

To the sale and cancellation of shares acquired with the use of derivatives the general rules established by the General Meeting apply.

Significant Agreements which Take Effect, Alter or Terminate upon a Change of Control of the Company Following a Takeover Bid

Significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid have not been entered into.

Agreements for Compensation in Case of a Takeover Bid

If a member of the Management Board leaves the bank within the scope of a change of control, he receives a one-off compensation payment described in greater detail in the following Compensation Report.

If the employment relationship with certain executives with global or strategically important responsibility is terminated within a defined period within the scope of a change of control, without a reason for which the executives are responsible, or if these executives terminate their employment relationship because the company has taken certain measures leading to reduced responsibilities, the executives are entitled to a severance payment. The calculation of the severance payment is, in principle, based on 1.5 times to 2.5 times the total annual remuneration (base salary as well as variable – cash and equity-based – compensation) granted before change of control. Here, the development of total remuneration in the three calendar years before change of control is taken into consideration accordingly.

Compensation Report

The Compensation Report explains the principles applied in determining the compensation of the members of the Management Board and Supervisory Board of Deutsche Bank AG as well as the structure and amount of the Management Board and Supervisory Board members' compensation. This Compensation Report has been prepared in accordance with the requirements of Section 314 (1) No. 6 of the German Commercial Code (HGB), German Accounting Standard (GAS) 17 "Reporting on Executive Body Remuneration" as well as the recommendations of the German Corporate Governance Code.

Principles of the Compensation System for Management Board Members

Responsibility

Since the Act on the Appropriateness of Management Board Compensation ("VorstAG") came into effect on August 5, 2009, decisions on the compensation system, including the material contract elements as well as the determination of the compensation of the Management Board members, have been taken by the Supervisory Board as a whole. The Chairman's Committee of the Supervisory Board performs an important advisory function in this context and prepares resolutions for the approval of the Supervisory Board.

Principles

The compensation system takes applicable statutory and regulatory requirements into account. The Supervisory Board already dealt in detail with the alterations resulting from VorstAG back in 2009 and adjusted the contractual agreements with the Management Board members accordingly. Most recently, the provisions of the Regulation on Remuneration in Financial Institutions ("InstitutsVergV"), which came into effect on October 13, 2010, as well as their effects on the current compensation system, were reviewed in detail. Changes to contractual agreements with the Management Board members resulting from such regulation have been implemented and the variable compensation for the 2010 financial year was already determined under these new requirements.

Central criteria of the design of the structure of the Management Board members' compensation are appropriateness and sustainability, linked to the objective of preventing incentives to undertake unreasonably high risks. Therefore, a limit on the relationship between fixed and variable compensation is to be determined. Nonetheless, variable compensation is to be measured such that the Management Board members are effectively motivated to achieve the objectives set out in the bank's strategies and thus to contribute to the sustainable development of the company. The compensation for the Management Board is determined on the basis of several criteria. These include the overall results of Deutsche Bank AG as well as the relative performance of the Deutsche Bank share in comparison to selected peer institutions. Moreover, risk aspects, cost of capital, the contributions to company success of the respective organizational unit as well as that of the individual Management Board member himself, the latter one measured based on financial and non-financial parameters, are also taken into account. The variable compensation components are determined considering a multi-year basis of assessment.

The Supervisory Board regularly reviews and adjusts, if necessary, the structure of the Management Board members' compensation. In this context – and in determining the variable compensation – the Supervisory Board draws on the expertise of independent external compensation and legal consultants.

Compensation Structure

The compensation structure is governed by the contractual agreements with the Management Board members and comprises both non-performance-related and performance-related components.

Non-Performance-Related Components

The non-performance-related components primarily consist of the base salary and also include other benefits.

The base salary of a full member of the Management Board amounts to € 1,150,000 gross per annum, and that of the Management Board Chairman amounts to € 1,650,000 gross per annum. The base salaries are disbursed in each case in equal monthly installments. The last adjustment took place with effect as of January 1, 2010.

Other benefits comprise the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures, including payments, if applicable, of taxes on these benefits as well as taxable reimbursements of expenses.

Performance-Related Components (Variable Compensation)

These consist of the bonus and the Long-Term Performance Award ("LTPA"). Management Board members with responsibility for the CIB Group Division also receive an additional division-related compensation component ("Division Incentive").

The bonus, for which an individual target figure has been defined (full Management Board member € 1,150,000, Management Board Chairman € 4,000,000) comprises of two components; these components have a multi-year basis of assessment and their amounts are each calculated with the half of the target figure and a respective factor. The first factor depends on our achieved two year average return on equity in comparison to our internal plan for each respective year. The second factor depends on the amount of our two year achieved average return on equity to which a pre-defined multiplier is linked. For the 2010 financial year for the second factor only our 2010 return on equity is considered, as a respective measure for the previous year was not contractually agreed. Extraordinary effects are not taken into account when determining the return on equity which is basis for the factors. The bonus calculated accordingly is limited to 150 % of the target figure (a "cap"). The bonus is not payable if certain previously defined minimum levels are not reached. The calculated bonus may be increased or reduced by up to 50 % especially in consideration of the individual's contributions and risk-based factors. Accordingly, the maximum bonus may amount to 225 % of the target figure.

The LTPA is based on the performance of the Deutsche Bank share. The LTPA reflects the ratio between our total shareholder return based on a three year period and the corresponding average figure for a select group of comparable companies of six leading banks. Of these, two are from the eurozone, two are from Europe outside the eurozone and another two are from the United States of America (eurozone: Banco Santander and BNP Paribas; Europe outside the eurozone: Barclays and Credit Suisse; USA: Goldman Sachs and J.P. Morgan Chase). The amount of the LTPA to be paid to the Management Board members is based on an individual target figure (full Management Board member € 2,175,000, Management Board Chairman € 4,800,000) and derived from the achieved relative total shareholder return. In case of an over-performance, a limit of 125 % of the target figure applies. If our total shareholder return as described is less than the corresponding average of the group of comparable companies, the disbursal of the LTPA is reduced on a greater than one-to-one basis. If the ratio specified above moves below a defined minimum value, disbursal is fully forfeited.

The amount of the Division Incentive is determined by considering the individual contribution of the Management Board member with such entitlement as well as the performance of the CIB Group Division (e.g., on the basis of net income before taxes), also in relation to peers and set targets, as well as risk aspects (e.g., the development of risk-weighted assets or Value-at-Risk).

Long-Term Incentive

At least 60 % of the variable compensation (bonus, LTPA and if applicable the Division Incentive) is granted as deferred compensation, so that its delivery is spread out over a longer vesting period and it is subject to forfeiture until vesting. A minimum of 50 % of deferred compensation is granted as equity-based compensation (Restricted Equity Awards). The final value of the Restricted Equity Awards depends on the value of the Deutsche Bank share upon their delivery. The part of the deferred compensation that is not equity-based is granted as deferred cash-based compensation (Restricted Incentive Awards).

Both the Restricted Equity Awards and the Restricted Incentive Awards vest in four equal tranches, starting approximately one and a half years after grant and then in intervals of one year, in each case, so that their vesting stretches over a total period of approximately four and a half years. All deferred compensation components (Restricted Equity Awards and Restricted Incentive Awards) have a long-term incentive effect as they are subject to certain forfeiture conditions until they vest. Awards may be forfeited based on a negative Group result, but also due to individual misconduct (e.g., upon a breach of regulations) or individual negative contributions to results. Members of the Management Board are not permitted to limit or cancel out the risk in connection with the deferred compensation components through hedging transactions or other countermeasures.

Holding Periods (Retention Periods)

Once the individual tranches of the Restricted Equity Awards vest, they are subsequently subject to an additional holding period; only after this holding period has expired may the equities of the respective tranche be disposed of. The holding period of the first tranche of the Restricted Equity Awards, which vest after approximately one and a half years, is three years; the holding period of the second tranche of the awards, which vest after approximately two and a half years, is two years; and the holding period of the third and fourth tranches, which vest after approximately three and a half and four and a half years, is one year in each case. Accordingly, Management Board members are first permitted to dispose of the first three tranches of the Restricted Equity Awards approximately four and half years after they are granted, and of the fourth tranche only after approximately five and a half years. Not only until they vest, but also during the holding period, the Restricted Equity Awards are subject to the performance of the Deutsche Bank share and thus depend on a sustained development of long-term value.

Of the portion of the variable compensation that vests immediately, i.e. up to a maximum of 40 % of the total of all variable compensation components, a maximum of 50 % of this is paid out immediately and at least 50 % is granted as equity-based compensation in the form of Equity Upfront Awards. Contrary to the Restricted Equity Awards, the Equity Upfront Awards are not subject to forfeiture conditions; however, they have a holding period of three years, and only after this holding period has expired may the awards be disposed of. During this time, their value is subject to the sustained development of long-term value due to the link to the performance of the Deutsche Bank share.

Restricted Equity Awards and Equity Upfront Awards are granted on the basis of the DB Equity Plan, Restricted Incentive Awards on the basis of the DB Restricted Incentive Plan. For further information on our DB Equity Plan and DB Restricted Incentive Plan see Note 32 "Share-Based Compensation Plans" and Note 33 "Employee Benefits" to the consolidated financial statements.

Limitations

In the event of exceptional developments, the total compensation for each Management Board member, including all variable components, is limited to a maximum amount. A payment of variable compensation elements will not take place if the payment of variable compensation components is prohibited or restricted by the German Federal Financial Supervisory Authority in accordance with existing statutory requirements.

The foregoing explains the compensation structure applicable to the 2010 financial year. The compensation structure applicable to the 2009 financial year differs in certain aspects and is described in the previous year's publication. Among other things, for the 2009 financial year, the determination of the bonus was based on the actually achieved return on equity as compared to a pre-defined plan figure, the average value of total shareholder returns for purposes of the former MTI was calculated based on a two-year average, the holding period for both the Restricted Equity Awards and the Restricted Incentive Awards was just below four years, with the Restricted Equity Awards mainly cliff vesting in November 2013 (with a smaller part thereof vesting in nine equal tranches) and the Restricted Incentive Awards vesting in three equal tranches, and additional holding periods did not exist.

Management Board Compensation

In respect of the 2010 financial year, the members of the Management Board received compensation components for their service on the Management Board totaling € 32,434,836 (2009: € 34,174,619). Thereof, € 9,412,500 was base salary (2009: € 5,950,000), € 17,816,227 was performance-related components with long-term incentives (2009: € 18,637,350) and € 5,206,109 was performance-related components without long-term incentives (2009: € 9,587,269). In addition, there were other benefits amounting to € 795,338 (2009: € 849,346), so that total compensation of the Management Board members was € 33,230,174 (2009: € 35,023,965) collectively. On an individual basis, the Management Board members received the following compensation components for their service on the Management Board for the years 2010 and 2009.

Members of the Management Board		Non-performance-related components	Performance-related components			
			without long-term incentives[1]	with long-term incentives		
in €		Base salary		Equity Upfront Award(s) (retention)[2]	Restricted Equity Award(s) (deferred plus retention)[2]	Total
Dr. Josef Ackermann	2010	1,650,000	1,034,322	1,086,038	2,534,089	6,304,449
	2009	1,150,000	1,575,000	–	4,747,500	7,472,500
Dr. Hugo Bänziger	2010	1,150,000	523,428	549,599	824,399	3,047,426
	2009	800,000	1,231,425	–	1,657,500	3,688,925
Michael Cohrs[3]	2010	862,500	577,533	606,410	1,350,943	3,397,386
	2009	600,000	905,428	–	1,546,575	3,052,003
Jürgen Fitschen[4]	2010	1,150,000	507,790	533,180	799,770	2,990,740
	2009	600,000	923,569	–	1,243,125	2,766,694
Anshuman Jain[4]	2010	1,150,000	992,752	1,042,390	4,367,413	7,552,555
	2009	600,000	1,565,428	–	4,884,525	7,049,953
Stefan Krause	2010	1,150,000	539,066	566,019	849,029	3,104,114
	2009	800,000	1,231,425	–	1,657,500	3,688,925
Hermann-Josef Lamberti	2010	1,150,000	507,790	533,180	799,770	2,990,740
	2009	800,000	1,231,425	–	1,657,500	3,688,925
Rainer Neske[4]	2010	1,150,000	523,428	549,599	824,399	3,047,426
	2009	600,000	923,569	–	1,243,125	2,766,694
Total	2010	9,412,500	5,206,109	5,466,415	12,349,812	32,434,836
Total	2009	5,950,000	9,587,269	–	18,637,350	34,174,619

1 Immediately paid out.
2 The number of share awards in the form of Equity Upfront Awards (EUA) and Restricted Equity Awards (REA) granted in 2011 for the year 2010 to each member of the Management Board was determined by dividing the respective Euro amounts by € 44.42, the XETRA closing price of the DB share as of February 2, 2011. As a result, the number of share awards granted was as follows (rounded): Dr. Ackermann: 24,449 EUA and 57,048 REA, Dr. Bänziger: 12,372 EUA and 18,559 REA, Mr. Cohrs: 13,651 EUA and 30,412 REA, Mr. Fitschen: 12,003 EUA and 18,004 REA, Mr. Jain: 23,466 EUA and 98,320 REA, Mr. Krause: 12,742 EUA and 19,113 REA, Mr. Lamberti: 12,003 EUA and 18,004 REA, and Mr. Neske: 12,372 EUA and 18,559 REA.
3 Member of the Management Board from April 1, 2009 until September 30, 2010. Due to U.S. tax rules applicable to Mr. Cohrs the vesting of all awards granted to him for the financial year 2009 was accelerated prior to maturity and the awards were immediately taxed when he left the Bank. The net euro amount of cash awards was booked into a euro account and the net amount of shares was booked into a securities account both blocked in favor of the Bank. They are subject to the payment and forfeiture conditions which already applied to these awards before their premature vesting. This procedure also applies for the awards granted to him for the service performed in the financial year 2010.
4 Member of the Management Board since April 1, 2009.

In February 2011, members of the Management Board were granted a total of 401,077 shares in the form of Restricted Equity Awards and Equity Upfront Awards for their performance in 2010 (2009: 405,349 shares in the form of Restricted Equity Awards only).

In accordance with German Accounting Standard 17, any claims resulting from deferred cash compensation subject to further conditions must be disclosed as part of the total compensation only in the financial year of their vesting (i.e., unconditional payout) and not in the year of grant, which also applies now with respect to the presentation of the previous year's compensation data.

Conditional deferred cash compensation totaling € 12,349,812 was granted to the members of the Management Board as Restrictive Incentive Awards for the 2010 financial year. For each Management Board member such grants vest beginning in August 2012 in four equal annual tranches in a total amount granted as follows: Dr. Ackermann € 2,534,089; Dr. Bänziger € 824,399; Mr. Cohrs € 1,350,943 (see note 3 to the table above for procedure); Mr. Fitschen € 799,770; Mr. Jain € 4,367,413; Mr. Krause € 849,029; Mr. Lamberti € 799,770 and Mr. Neske € 824,399.

For the 2009 financial year the members of the Management Board were granted Restricted Incentive Awards totaling € 3,955,007. For each Management Board member such grants vest beginning in February 2011 in three equal annual tranches, in a total amount granted as follows: Dr. Ackermann € 1,925,000; Dr. Bänziger € 268,575; Mr. Cohrs € 130,210 (see note 3 to the table above for procedure); Mr. Fitschen € 201,431; Mr. Jain € 691,210; Mr. Krause € 268,575; Mr. Lamberti € 268,575 and Mr. Neske € 201,431.

The following table shows the other non-performance-related benefits for the 2010 and 2009 financial years.

Members of the Management Board	Other benefits	
in €	2010	2009
Dr. Josef Ackermann	148,723	154,030
Dr. Hugo Bänziger	54,833	51,388
Michael Cohrs[1]	56,218	39,661
Jürgen Fitschen[2]	130,171	131,111
Anshuman Jain[2]	77,671	52,697
Stefan Krause	136,953	58,267
Hermann-Josef Lamberti	91,505	102,123
Rainer Neske[2]	99,264	260,069
Total	795,338	849,346

1 Member of the Management Board from April 1, 2009 until September 30, 2010.
2 Member of the Management Board since April 1, 2009.

Management Board members do not receive any compensation for mandates on boards of our subsidiaries.

Pension benefits and transition payments

The members of the Management Board are entitled to a contribution-oriented pension plan. Under this contribution-oriented pension plan, a personal pension account has been set up for each participating member of the Management Board (after appointment to the Management Board). A contribution is made annually by us into this pension account. This annual contribution is calculated using an individual contribution rate on the basis of each member's base salary and bonus up to a defined ceiling and accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 6 % per year up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. Under defined conditions, the pension may as well fall due for payment before a regular pension event (age limit, disability or death) has occurred. The pension right is vested from the start. Management Board members entitled to a Division Incentive do not participate in this pension plan.

Based on former contractual agreements individual Management Board members have additional entitlements:

Dr. Ackermann and Mr. Lamberti are entitled, under defined conditions, after they have left the Management Board, to a monthly pension payment of € 29,400 each under a prior pension entitlement.

Dr. Ackermann, Dr. Bänziger and Mr. Lamberti are entitled to a transition payment for a period of six months under defined conditions. Exceptions to this arrangement exist where, for instance, the Management Board member gives cause for summary dismissal. The transition payment a Management Board member would have received over this six months period, if he had left on December 31, 2010 or on December 31, 2009, was for Dr. Ackermann € 2,825,000 and for each of Dr. Bänziger and Mr. Lamberti € 1,150,000.

If Dr. Ackermann and Mr. Lamberti leave office after reaching the age of 60, they are each subsequently entitled, under defined conditions, directly after the end of the six-month transition period, to payment of first 75 % and then 50 % of the sum of his salary and last target bonus, each for a period of 24 months. This payment ends no later than six months after the end of the Annual General Meeting in the year in which the Board member reaches his 65th birthday.

The following table shows the annual additions to provisions for obligations regarding pension benefits and transition payments for the years ended December 31, 2010 and December 31, 2009 and the related Defined Benefit Obligation at the respective dates for the individual members of the Management Board. The different sizes of the balances are due to the different length of services on the Management Board, the respective age-related factors, the different contribution rates as well as the individual pensionable compensation amounts and the previously mentioned additional individual entitlements.

Members of the Management Board[1]

in €		Additions to provisions for pension benefits and transition payments, year ended	Present value of the defined benefit obligation for pension benefits and transition payments, end of year
Dr. Josef Ackermann	2010	1,263,161	13,236,187
	2009	–[3]	11,973,026
Dr. Hugo Bänziger	2010	670,727	2,161,491
	2009	342,949	1,490,764
Jürgen Fitschen[2]	2010	244,364	307,348
	2009	62,984	62,984
Stefan Krause	2010	550,405	825,181
	2009	166,891	274,776
Hermann-Josef Lamberti	2010	1,223,474	11,177,275
	2009	2,488,164	9,953,801
Rainer Neske[2]	2010	461,013	575,398
	2009	114,385	114,385

1 Other members of the Management Board are not entitled to such benefits after appointment to the Management Board.
2 Member of the Management Board since April 1, 2009.
3 No addition to provision required in 2009.

Other termination benefits

The Management Board members are principally entitled to receive a severance payment upon a premature termination of their appointment at our initiative, without us having been entitled to revoke the appointment or give notice under the contractual agreement for cause. The severance payment, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation for the previous financial year).

If a Management Board member departs in connection with a change of control, he is under certain conditions in principle entitled to a severance payment. The severance payment, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract. The calculation of the compensation is based on the annual compensation for the previous financial year.

The severance payment mentioned before is determined by the Supervisory Board in its reasonable discretion. In principle, the disbursement of the severance payment takes place in two installments; the second installment is subject to certain forfeiture conditions until vesting.

Expense for Long-Term Incentive Components

The following table presents the compensation expense recognized in the respective years for long-term incentive components of compensation granted for service on the Management Board.

Members of the Management Board	Amount expensed	
in €	2010	2009
Dr. Josef Ackermann	2,822,092	2,013,402
Dr. Hugo Bänziger	710,357	810,967
Michael Cohrs[1,2]	1,610,543	–
Jürgen Fitschen[2,3]	399,153	–
Anshuman Jain[2,3]	2,227,846	–
Stefan Krause[2]	529,864	–
Hermann-Josef Lamberti	729,448	902,559
Rainer Neske[2,3]	399,153	–

[1] Member of the Management Board from April 1, 2009 until September 30, 2010.
[2] No long-term incentive component was granted before 2009 for service on the Management Board.
[3] Member of the Management Board since April 1, 2009.

Management Board Share Ownership

As of February 18, 2011 and February 19, 2010, respectively, the current members of our Management Board held the following numbers of our shares and share awards.

Members of the Management Board		Number of shares	Number of share awards[1]
Dr. Josef Ackermann	2011	560,589	259,596
	2010	355,474	197,260
Dr. Hugo Bänziger	2011	55,531	100,520
	2010	36,116	89,402
Jürgen Fitschen	2011	169,008	92,671
	2010	98,339	86,747
Anshuman Jain	2011	457,192	414,906
	2010	338,717	433,046
Stefan Krause	2011	–	71,363
	2010	–	36,049
Hermann-Josef Lamberti	2011	125,291	98,626
	2010	97,740	78,190
Rainer Neske	2011	60,509	90,875
	2010	42,547	75,395
Total	2011	1,428,120	1,128,557[2]
Total	2010	968,933	996,089

[1] Including the share awards Mr. Fitschen, Mr. Jain and Mr. Neske received in connection with their employment by us prior to their appointment as member of the Management Board. The share awards listed in the table have different vesting and allocation dates. The last share awards will be allocated in August 2016.
[2] Thereof 89,904 vested.

To counterbalance the economic disadvantages for share award owners resulting from the capital increase which took place in September 2010, additional share awards were granted. Each Management Board member who was appointed in September 2010 received additional share awards of approximately 9.59 % of his outstanding share awards as of September 21, 2010 of the same category (in total 76,767 share awards for all Management Board members together). The respective share awards are included in the number of share awards for 2011 as presented in the table above.

The current members of our Management Board held an aggregate of 1,428,120 of our shares on February 18, 2011, amounting to approximately 0.16 % of our shares issued on that date. They held an aggregate of 968,933 of our shares on February 19, 2010, amounting to approximately 0.16 % of our shares issued on that date.

The number of shares delivered in 2010 to the members of the Management Board active in 2010 from deferred compensation awards granted in prior years amounted to 726,208.

For more information on share awards in the table above granted under the share plans, see Note 32 "Share-Based Compensation Plans" to the consolidated financial statements.

Compensation System for Supervisory Board Members

The principles of the compensation of the Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at their Annual General Meetings. Such compensation provisions were last amended at our Annual General Meeting on May 24, 2007. The following provisions apply to the 2010 financial year:

Compensation consists of a fixed compensation of € 60,000 per year and a dividend-based bonus of € 100 per year for every full or fractional € 0.01 increment by which the dividend we distribute to our shareholders exceeds € 1.00 per share. The members of the Supervisory Board also receive annual remuneration linked to our long-term profits in the amount of € 100 each for each € 0.01 by which the average earnings per share (diluted), reported in our financial statements in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years, exceed the amount of € 4.00.

These amounts increase by 100 % for each membership in a committee of the Supervisory Board. For the chairperson of a committee the rate of increment is 200 %. These provisions do not apply to the Mediation Committee formed pursuant to Section 27 (3) of the Co-determination Act. We pay the Supervisory Board Chairman four times the total compensation of a regular member, without any such increment for committee work, and we pay his deputy one and a half times the total compensation of a regular member. In addition, the members of the Supervisory Board receive a meeting fee of € 1,000 for each Supervisory Board and committee meeting which they attend. Furthermore, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.

We also reimburse members of the Supervisory Board for all cash expenses and any value added tax (Umsatzsteuer, at present 19 %) they incur in connection with their roles as members of the Supervisory Board. Employee representatives on the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served on the board for only part of the year, we pay a fraction of their total compensation based on the number of months they served, rounding up to whole months.

The members of the Nomination Committee, which has been newly formed after the Annual General Meeting 2008, waived all remuneration, including the meeting fee, for such Nomination Committee work for 2009 and the following years, as in the previous years.

Supervisory Board Compensation for Fiscal Year 2010

We compensate our Supervisory Board members after the end of each fiscal year. In January 2011, we paid each Supervisory Board member the fixed portion of their remuneration and meeting fees for services in 2010. In addition, we will generally pay each Supervisory Board member a remuneration linked to our long-term performance as well as a dividend-based bonus, as defined in our Articles of Association, for their services in 2010. Assuming that the Annual General Meeting in May 2011 approves the proposed dividend of € 0.75 per share, the Supervisory Board will not receive any variable remuneration. The total remuneration will be € 2,453,000 (2009: € 2,561,316).

Individual members of the Supervisory Board received the following compensation for the 2010 financial year (excluding statutory value added tax).

Members of the Supervisory Board	Compensation for fiscal year 2010				Compensation for fiscal year 2009			
in €	Fixed	Variable	Meeting fee	Total	Fixed	Variable	Meeting fee	Total
Dr. Clemens Börsig	240,000	–	31,000	271,000	240,000	13,733	28,000	281,733
Karin Ruck	210,000	–	25,000	235,000	210,000	12,017	23,000	245,017
Wolfgang Böhr	60,000	–	9,000	69,000	60,000	3,433	7,000	70,433
Dr. Karl-Gerhard Eick	180,000	–	13,000	193,000	180,000	10,300	16,000	206,300
Heidrun Förster[1]	70,000	–	14,000	84,000	120,000	6,867	14,000	140,867
Alfred Herling	85,000	–	12,000	97,000	60,000	3,433	7,000	70,433
Gerd Herzberg	60,000	–	9,000	69,000	60,000	3,433	7,000	70,433
Sir Peter Job	180,000	–	14,000	194,000	180,000	10,300	22,000	212,300
Prof. Dr. Henning Kagermann	120,000	–	13,000	133,000	120,000	6,867	12,000	138,867
Peter Kazmierczak[2]	30,000	–	3,000	33,000	–	–	–	–
Martina Klee	60,000	–	9,000	69,000	60,000	3,433	7,000	70,433
Suzanne Labarge	120,000	–	13,000	133,000	120,000	6,867	12,000	138,867
Maurice Lévy	60,000	–	7,000	67,000	60,000	3,433	6,000	69,433
Henriette Mark	120,000	–	15,000	135,000	120,000	6,867	16,000	142,867
Gabriele Platscher	60,000	–	9,000	69,000	60,000	3,433	7,000	70,433
Dr. Theo Siegert	120,000	–	12,000	132,000	120,000	6,867	12,000	138,867
Dr. Johannes Teyssen	60,000	–	8,000	68,000	60,000	3,433	7,000	70,433
Marlehn Thieme	120,000	–	13,000	133,000	120,000	6,867	15,000	141,867
Tilman Todenhöfer	120,000	–	18,000	138,000	120,000	6,867	14,000	140,867
Stefan Viertel[3]	25,000	–	2,000	27,000	–	–	–	–
Werner Wenning	60,000	–	8,000	68,000	60,000	3,433	7,000	70,433
Leo Wunderlich[4]	30,000	–	6,000	36,000	60,000	3,433	7,000	70,433
Total	2,190,000	–	263,000	2,453,000	2,190,000	125,316	246,000	2,561,316

1 Member until July 31, 2010.
2 Member since July 1, 2010.
3 Member since August 1, 2010
4 Member until June 30, 2010.

Corporate and Social Responsibility

Employees and Social Responsibility

Employees

As of December 31, 2010, we employed a total of 102,062 staff members as compared to 77,053 as of December 31, 2009. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2010, 2009 and 2008.

Employees[1]	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Germany	49,265	27,321	27,942
Europe (outside Germany), Middle East and Africa	23,806	22,031	23,073
Asia/Pacific	17,779	16,518	17,120
North America[2,3]	10,811	10,815	11,947
Central and South America	401	368	374
Total employees[3]	102,062	77,053	80,456

1 Full-time equivalent employees; in 2010, the employees of Kazakhstan previously shown in Asia/Pacific were assigned to Europe (outside Germany), Middle East and Africa; numbers for 2009 (6 employees) and 2008 (6 employees) have been reclassified to reflect this.
2 Primarily the United States.
3 The nominal headcount of The Cosmopolitan of Las Vegas is 4,147 as of December 31, 2010 and is composed of full time and part time employees. It is not part of the full time equivalent employees figures.

The number of our employees increased in 2010 by 25,009 or 32.5 % due to the following factors:

- The number of Corporate & Investment Bank Group Division staff increased by 1,752 primarily due to the acquisition of parts of ABN AMRO in the Netherlands (1,195). Furthermore, the number of Markets staff increased by 374 as a result of the market recovery.
- The number of our PCAM staff increased by 21,973 primarily due to the acquisitions of Deutsche Postbank AG in Germany (20,361) and of Sal Oppenheim Group (2,910 as at year end 2010).
- In Infrastructure, the number of our global service centers staff, in particular in India, the Philippines, Birmingham (U.K.) and Jacksonville (U.S.), increased by approximately 1,200 employees. The headcount in the other infrastructure areas remained, on balance, unchanged from 2009.

The commitment index, a measure of staff loyalty to the company based on a Groupwide survey that has been performed anonymously by an independent institution for more than ten years, remained strong in 2010 at 74 points. This is the second highest value since the survey began, indicating that employees continue to closely identify with the bank and are particularly willing to put in a strong performance. The slight reduction in comparison to the record of 77 points in 2009 primarily reflects an easing of economic tension or return to normality after the financial crisis.

Post-Employment Benefit Plans

We sponsor a number of post-employment benefit plans of behalf of our employees, both defined contribution plans and defined benefit plans.

Defined benefit plans with a benefit obligation exceeding € 2 million are included in our globally coordinated accounting process. Reviewed by our global actuary, the plans in each country are evaluated by locally appointed actuaries.

By applying our global principles for determining the financial and demographic assumptions we ensure that the assumptions are unbiased and mutually compatible and that they follow the best estimate and ongoing plan principles.

For a further discussion on our employee benefit plans see Note 33 "Employee Benefits" to our consolidated financial statements.

Corporate Social Responsibility

Building social capital

Deutsche Bank was one of the main initiators and first signatories of the "Code of Responsible Conduct for Business", launched in November 2010 of 21 German companies. With this code, we intend to integrate social responsibility even more closely in our business processes and duly consider it in all our decisions.

Corporate Social Responsibility means more to us than donating money: we want to build social capital – for our own good. In the year under review, the bank and its staff took part in a wide range of social projects both in Germany and abroad. We invested nearly € 100 million – more than ever – in educational, social, art and music projects, in addition to our employee volunteering activities.

Sustainability: Ensuring viability

Deutsche Bank has been committed to the principle of sustainable development and consistently implements it along the accepted Environmental, Social and Governance dimensions of sustainability. On the way to full carbon-neutrality of our operational activities from 2013 onwards we achieved our annual carbon reduction objective for 2010 and moved back into our headquarters in Frankfurt after a 3-year retrofit program to become one of the most environmental-friendly skyscrapers worldwide. The bank's internal guidelines for risk management have been expanded by a "Green Filter" tool in order to include the carbon impact of transactions in our decision processes. Our commitment to sustainability is documented in particular by our long-time membership in the UN Global Compact and the signing of the Principles for Responsible Investment (PRI) of the United Nations.

The Global Metro Summit in 2010, organized by Deutsche Bank's Alfred Herrhausen Society, focused on stable and sustainable economic concepts for metropolitan regions. The conference expands the Urban Age network, first established in 2005, providing a forum for international experts to discuss the challenges facing the world's mega cities.

Education: Enabling talent

Even today, it is not talent but social origin which, in many cases, determines a person's educational advancement. Deutsche Bank is strongly committed to equality of opportunity and the fair promotion of talent. In 2010 we launched "FairTalent", an initiative that provides targeted individual assistance to underprivileged, but highly talented children. Deutsche Bank employees also serve as mentors.

In order to intensify the exchange between the academic and the business world Deutsche Bank has established a chair of finance at Bocconi University in Milan and the Luxembourg School of Finance. Moreover, we facilitated a new professorship at the Goethe University Frankfurt's House of Finance and significantly increased our financial support for the European School of Management and Technology in Berlin.

Social Investments: Creating opportunity

In 2010 Deutsche Bank successfully completed the Eye Fund, an innovative investment vehicle amounting to USD 14.5 million, which provides start-up financing for the expansion of eye care clinics in the world's poorer regions. We support the renewal of infrastructure in economically deprived communities in the United States through loans and investments. For this work, the Federal Reserve Bank awarded us an "outstanding" rating for the 19th time.

The year was overshadowed by a number of natural catastrophes, among them earthquakes in Haiti and Chile and floods in Pakistan. Deutsche Bank, its foundations, clients and staff together contributed more than € 5 million to the people affected by these disasters. Wherever possible, our employees support relief action locally – fulfilling our claim of giving more than money.

Art and Music: Fostering creativity

The Deutsche Bank Collection in the newly renovated Head Office in Frankfurt am Main has been rejuvenated and made clearly more international. Around 1,500 artworks by 100 artists from more than 40 countries invite the viewer to embark on a journey through the contemporary global art scene. Our ongoing commitment to art in the workplace of more than 900 Deutsche Bank locations worldwide was honoured by the 2010 Art & Work award.

The work of the Kenyan-born and New York-based artist Wangechi Mutu, selected in 2010 to be our first "Artist of the Year", was the subject of an exhibition at the Deutsche Guggenheim in Berlin. With this new award, we promote aspiring young artists from around the world.

Via an exclusive partnership, Deutsche Bank has enjoyed close links with the Berliner Philharmoniker for many years. In 2010, the orchestra toured Australia for the first time and realized a Zukunft@BPhil project there. Zukunft@BPhil aims to open up new and creative experiences for children and young people and introduce them to classical music through workshops and dance projects. More than 18,000 children and young people have participated in the program worldwide since 2002.

Corporate Volunteering: Committing ourselves

In the year under review, more than 17,000 of our employees supported over 3,000 community projects around the world. Deutsche Bank supports this personal commitment with either paid leave or donations to the charitable partners.

The "Partners in Leadership" program, in which Deutsche Bank senior managers advise school administrators on management issues, was the winner of the "European Employee Volunteering Award – Germany". In the United Kingdom, the bank raised 1 million pounds for the AfriKids program as part of the "Charity of the Year 2010" initiative.

Further information on our corporate social responsibility activities can be found in our "Corporate Social Responsibility Report 2010" and at www.db.com / csr.

Outlook

The Global Economy

The V-shaped economic recovery in key industrialized economies, and especially emerging markets, came to an end in autumn 2010 as the impact of special factors tapered off and growth normalized. Furthermore, several countries, particularly those on the periphery of the eurozone, have implemented restrictive fiscal policies and many other countries will follow suit in the course of 2011. The same can be said of monetary policy. A number of countries have already implemented a monetary policy turnaround, such as Australia, Norway, China and many other emerging market economies. The European Central Bank will probably start to exit its extremely lax monetary policy around the middle of the year, and the U.S. Federal Reserve may follow towards the end of the year. Global economic growth is therefore likely to slow to around 4.25 % in 2011. However, this would still be distinctly above the average growth rate of the past three decades. There has been a noticeable decline in the risks to U.S. growth recently, not least thanks to improved economic indicators. The U.S. economy could grow by 3.75 % this year. For the Asian emerging markets, we are expecting more balanced and sustainable growth of around 8 %, following 9.5 % in 2010.

The exceptional situation facing monetary and fiscal policymakers in the wake of the crisis may entail risks for the global economy. While a smooth exit from the highly expansive policies would be desirable to counter the risk of inflation, this poses a huge challenge given the major uncertainty about economic fundamentals, the stability of individual areas of the financial system, and market reactions to specific exit measures. Sovereign risk may remain an issue in 2011 if some countries fail to convince the financial markets that they will be able to stabilize their fiscal position in the long term. A worsening of the debt crisis in some eurozone countries could also lead to a destabilization of the banking systems, which would pose major difficulties for a change in monetary policy direction. In China and other emerging market economies, there is a risk not only of price bubbles in the real estate sector but also of a general acceleration in inflation. All of these factors may result in turmoil in the financial markets, which would in turn dampen the pace of the global economic recovery.

Persistent underutilized production capacity in the industrialized countries should contain inflationary pressures, which are stemming primarily from rising energy and food prices. In the U.S, we expect the inflation rate to accelerate to a good 2 % this year. The eurozone inflation is likely to accelerate from 1.6 % to 2.25 %, also driven by some steep tax increases in the peripheral states.

Economic growth in the eurozone is expected to slow to almost 1.5 % in 2011, with the uneven trend continuing. The Greek and Portuguese economies are likely to contract during the course of this year in view of drastic consolidation measures, and the Spanish and Irish economies will more or less stagnate. Among the larger eurozone countries, Germany should again have the highest growth rate of 2.5 %, continuing to expand beyond potential. German private consumption should expand by almost 1.5 % after almost stagnating in recent years. Unemployment in Germany is expected to decline further. In 2011, the average number of people unemployed could fall below the 3 million mark, with the unemployment rate close to 7 %, compared with 7.7 % in 2010. Strong economic activity and the effects of the austerity package should ensure that the general government deficit in Germany is brought below the 3 % Maastricht limit in 2011.

In Germany, we are expecting inflation of 2 % in 2011, compared with 1.1 % in 2010. Rising food prices pose an inflation risk for some emerging market countries, in particular, as the proportion of food in their basket of goods is higher than in industrialized countries.

In 2012 we expect global growth to pick up again by about 0.25 percentage points to 4.5 % with all major regions showing some gain. Among the industrial countries the biggest improvement should be seen in Japan, whereas the German economy will decelerate towards its potential growth rate. Within emerging markets growth rates should remain more or less unchanged in Asia and Latin America compared to 2011, but should increase slightly in the EMEA countries.

Inflation rates in the emerging markets as well as in the industrialized economies are expected to decline a little in 2012, after this year's energy and food driven spike in 2011. Industrial economies will – with the exception of Japan – continue to tighten monetary and fiscal policy. In the emerging markets the stance of monetary policy should not change that much overall, given more active policy in 2010 and 2011.

The Banking Industry

Banks across the globe will face major challenges in 2011 and 2012. On the one hand, they will focus on raising revenues and profitability further in a new macroeconomic environment, while at the same time maintaining cost discipline. On the other hand, financial institutions must be ready to meet numerous new regulatory requirements, which in some cases will necessitate substantial adjustments to their business models.

Both household and corporate lending have shown the first signs of recovery and the trend is expected to continue. Sustained low interest rates and improving income and earnings prospects could well boost risk appetite and prompt a noticeable increase in lending volumes for the first time since the financial crisis. At the same time, however, growth potential is limited as the private sector remains highly indebted in many countries; in addition, as soon as interest rates begin to normalize, debt service payments will rise again. Persistent and relatively high unemployment in a number of countries is also likely to dampen loan demand.

Deposit business is expected to be influenced by several opposing trends. On the one hand, as the Basel III liquidity and funding rules are implemented in the coming years, stable funding sources grow in importance for banks and their demand for private-sector deposits may increase. On the other hand, the ongoing economic upswing and a growing risk of inflation make this stable but relatively low return asset class less attractive for households and companies. As a result, banks will very likely encounter higher deposit funding costs.

Asset management ought to be driven by the key factors described above over the next two years. The improved state of the economy with higher incomes and reduced unemployment, increased valuations and greater risk appetite should lead to growing inflows, which in turn have a positive effect on valuations.

Revenues and profits in investment banking, by contrast, will probably remain under pressure for the time being, even though client activity should be relatively supportive. Despite the financial crisis, the consolidation of providers has made little headway; in fact, since the end of the crisis, some market participants have invested in expanding their capacities again, thereby giving rise to intense competition. In addition, primarily because of regulatory requirements, the financial service providers' cost base has become less flexible and now involves a higher proportion of fixed costs, making banks more vulnerable to volatile revenue developments. This effect is augmented by cutbacks in proprietary trading and a stronger concentration on flow business for clients, as endorsed by banks, supervisors and legislators. Finally, the new regulations under Basel 2.5 and Basel III will doubtless lead to higher (capital) costs and narrower margins (in derivatives business, for instance), create greater hurdles for securitizations and substantially reduce volumes in certain market segments.

The general outlook for capital markets business is also mixed. While debt issuance could be strong across financial institutions and corporates, there are substantial downside risks, especially in the high-yield segment. Equity capital raisings, on the other hand, are likely to remain at a solid level, and companies may significantly intensify their M&A activities.

Global risks for the banking industry above all relate to an unexpectedly weak recovery of the world economy from the financial and economic crisis, a potential sovereign default and overly costly and internationally fragmented new regulations. In the latter respect, it is not just a question of how to implement the new Basel rules as consistently as possible, but also of establishing clear resolution mechanisms for failed banks and avoiding discriminatory specific bank levies.

The Deutsche Bank Group

Deutsche Bank Management has taken a series of steps to ensure that the bank is positioned strongly to exploit the competitive opportunities which are arising after the crisis. We have made progress on all four elements set out in Phase 4 of our Management Agenda. This ensures that the foundation for achievement of the 2011 target is in place. In particular, in our CIB businesses, we have further integrated the investment bank, which is expected to deliver € 0.5 billion net benefit in 2011. Furthermore, we have increased our market presence in the Netherlands via the acquisition of the commercial banking activities of ABN AMRO. This progress was achieved while maintaining our risk discipline. In PCAM, we have strengthened our leading position in our home market Germany with the takeover of Postbank, concluded the alignment of Sal. Oppenheim and completed the restructuring of our Asset Management business. Meanwhile, we have continued to build out our platform in Asia, where we are already well-positioned in all our core businesses, and decided to increase our stake in Hua Xia Bank. We are also continuing to focus on our performance and improving efficiency and accountability with our Complexity Reduction Program, which is on track to have all prerequisites in place by the end of 2011 to deliver annual efficiency gains of € 1 billion, starting in 2012. In 2011, the program should achieve € 0.6 billion net savings.

Like comparable institutions in the banking industry, Deutsche Bank will continue to be impacted both by the changing competitive landscape and a stricter regulatory environment. The impact of any potential bank levies currently being discussed in a number of countries cannot yet be quantified with a reasonable degree of accuracy. We will continue to participate constructively in the discussions with law makers and regulators to promote a globally coordinated approach. Having successfully raised equity and Tier 1 capital, we feel well equipped with capital. We expect to satisfy the new capital requirements under Basel III, which have to be implemented by 2019, already in 2013. Capital adequacy, risk management and balance sheet efficiency will therefore remain increasingly important as competitive differentiators. Deutsche Bank will retain a balanced dividend policy which also considers these factors.

As part of Phase 4 of Deutsche Bank's Management Agenda, we outlined a target for income before income taxes from our core businesses CIB and PCAM of € 10 billion in 2011. Achievement of this target is contingent upon the successful implementation of the Complexity Reduction Program and the CIB integration as well as certain environmental assumptions. These assumptions include continued macroeconomic recovery, no further market dislocations and a normalization of asset valuations. While interest rates are factored in at current low levels, we expect growth in global fee pools and margins to remain above pre-crisis levels. Further assumptions and the contribution of our businesses to the target are detailed in the sections below.

Our Corporate Investments group division, which is not part of our target for 2011, has management responsibility for certain assets that were transferred from other corporate divisions. The division is exposed to the opportunities and risks arising from the business environment could be impacted by the business environment of the key holdings in its portfolio in which these companies operate as well as equity risk from non-consolidated investments.

Beyond 2011, we should be able to reap further benefits from our strengthened set-up as a home market leader and a global investment bank. The new Deutsche Bank will be well capitalized, with an expected Core Tier 1 ratio above 8 %. We also expect a more balanced earnings mix, with our classical banking businesses PCAM and GTB contributing more than 40 % of pre-tax profit and more efficient operations with a cost-income ratio of around 65 %.

Corporate Banking & Securities

The investment banking environment in 2011 and 2012 should remain relatively supportive, although uncertainty around the impact of regulation and the sovereign debt crisis will persist, impacting activity. Nevertheless, capital markets activity should remain robust, especially in emerging markets. Corporate Finance fee pools should continue to recover in 2011 and 2012, as corporate balance sheets remain healthy and high yield companies and financial institutions continue to issue debt. Trading volumes will remain robust and may increase if investor sentiment improves and the shift to centralized clearing of over-the-counter derivatives may also increase activity in these products. After significant normalization to lower levels over the past two years, margins should now remain stable and could increase if regulatory reform creates barriers to entry in the industry.

Corporate Banking & Securities is expected to benefit from the further integration of the investment bank. This will help us to better service corporate clients across a broad range of products, eliminate any duplication of activity across front office and support functions and increase collaboration between all areas of the business, including Global Transaction Banking. We will continue to focus on good asset efficiency and careful management of risk exposures, especially those that will be impacted by the evolving regulatory landscape during the next two years.

In sales and trading, revenues from flow products such as foreign exchange, money markets, interest rate trading and cash equities will be supported by increased global activity. We expect to continue to generate substantial revenues through our leading client market shares in these products as well as to benefit from our continued investments in electronic trading and direct market access platforms. Our strategic focus on prime finance platform has now developed this business into a market leader. Emerging markets trading and commodities also remain key growth areas as demand for these products increases. We have now recalibrated our credit and equity derivatives businesses after substantial losses during the crisis, focusing on both client flow trading and solutions with appropriate risk appetite and resource utilization. During 2010 we exited our designated proprietary equity trading business, following the closure of our designated proprietary credit trading business in 2009. Our unique cross asset class structuring group will play a key role in delivering sales and trading products as well as solutions to both corporate and institutional clients under the newly integrated Corporate & Investment Bank.

Assuming a stable macro-economic environment the corporate finance fee pool will increase. Debt issuance is expected to be strong across financial institutions and corporates, as companies continue to refinance and take advantage of an attractive market environment for acquisition financing. We anticipate equity issuance will continue to be strong given the IPO pipeline, growth in Asia and as financial institutions continue to recapitalize. M&A activity is expected to increase as we move through a cyclical recovery and corporate clients reposition themselves. Deutsche Bank aims to capitalize on all these trends and build on increased momentum in its corporate finance franchise, which attained its target of a top five position by fees (source: Dealogic) in 2010.

CB&S aims to achieve a contribution to the target in 2011 of € 6.4 billion income before income taxes, based on the assumptions set out above. Risks to this forecast include lower margins and loss of key talent due to increased competition, reduced volumes or continued uncertainty around regulation and its potential implications including higher costs or capital requirements. A significant turn in the macroeconomic environment would also impact issuer and investor activity. Although progress has been made in the further integration of the investment bank, failure to successfully complete this program would result in lower-than-expected revenue and cost synergies.

Global Transaction Banking

The outlook for global transaction banking over the next two years will likely be influenced by both negative and positive factors. The low interest rate levels seen in most markets during 2009 and 2010 will likely continue to adversely impact net interest income in the near term, while the ongoing recovery in global GDP, international trade volumes, cross-border payments and corporate actions should partially offset the aforementioned. However, an anew, double-dip recession would imperil growth prospects. Furthermore, the new Basel regulations pose a challenge analog to the overall banking industry.

Deutsche Bank's Global Transaction Banking (GTB) business will likely be impacted by the environmental challenges outlined above. The sustained momentum of profitable growth and client acquisition in recent years, together with its leading position in major markets, leaves Global Transaction Banking well-placed to attract new clients even in challenging conditions. The business is focusing on deepening its client relationships with Complex Corporates and Institutional Clients in existing regions while pushing further growth in Asia. In addition, initiatives have been launched to further re-balance our earnings mix to reduce dependency on interest rates. The successful consolidation of parts of ABN AMRO's corporate and commercial banking activities in the Netherlands in 2010 will further strengthen Global Transaction Banking's footprint in Europe by creating a second home market for corporate clients and achieving deeper client coverage and complementary product offerings. The business is expected to capitalize on synergies resulting from the integration of the Corporate & Investment Banking activities. Closer co-operation with other areas of the Corporate & Investment Bank as part of the ongoing integration will ensure that a wider range of clients will benefit from Global Transaction Banking's services.

Global Transaction Banking is well-positioned and aims to achieve a contribution to the 2011Group Target of € 1.0 billion income before income taxes, based on the assumptions set out above.

Asset and Wealth Management

The outlook for the asset and wealth management business will be influenced by multiple factors in 2011 and 2012. Recovery in equity markets that started in late 2009, and accelerated in 2010, if continued in the next two years, will foster an increase in revenues from commissions and performance fees. Market appetite to regain prior years' losses may stimulate investments in multi-asset, alternative and equity products, while signs of broad based recovery in the real estate market should improve prospects in alternative investments over the next two years as well. Long term trends, including the ongoing shift from state pension dependency to private retirement funding, ageing populations in mature markets, and growing wealth in emerging economies, will also positively impact revenues and new invested assets opportunities over the next two years. Conversely, revenues may come under pressure in the near term if market volatility reoccurs and investors continue to retreat to cash or simpler, lower fee products.

Deutsche Bank's Asset and Wealth Management (AWM) continues to be a leading and diversified global service provider, strongly positioned to benefit from the market indicators outlined above.

AWM is comprised of our Asset Management and Private Wealth Management businesses.

In Asset Management (AM), operating leverage obtained via platform re-engineering and cost efficiency efforts that began in 2008 and continued throughout 2009 and 2010 underpins the business's ability to benefit from improved capital markets and growth in the economy, as well as absorb the potential for modest market volatility or investor comfort towards fixed income, lower fee products. In addition, AM is well positioned to gain from the aforementioned long term trends in the industry.

Private Wealth Management (PWM) expects for 2011 – 2012 to benefit of growing wealth markets and maintain or increase market share in fragmented competitive environment. With Invested Assets exceeding pre-crisis level at the end of 2010 PWM is aiming to grow through focus on asset gathering and asset allocation shifts in the mid-term. Fundamental economic recovery during the past months however shows considerable divergence between regions and markets. Within the eurozone PWM will benefit from home market leadership with its two strong brands of Deutsche Bank and Sal. Oppenheim. Asia/Pacific growth strategy is aligned to Deutsche Bank's management agenda with organic growth through hiring and intensified corporation with CIB. PWM's business model with strong coverage of emerging markets will allow to balance challenges in mature markets, increased regulatory framework and political environment. Fiscal policy will have a decisive impact on the financial markets in 2011. The Americas and UK will continue to deliver solid growth while rest of eurozone (except home market) might see further Invested Assets outflows.

Trend of client buying patterns, toward lower margin, simpler and capital protected products has been confirmed in 2010 and a short term reversal of this situation for PWM is unlikely. Uncertainties in Euro and U.S. dollar zone with regard to expected sustainable client returns will impact PWM results in affluent and High Net Worth Individual (HNWI) client segments. Focus on Ultra High Net Worth Individuals (UHNWI) and Key Client segment will contribute significant results due to strong leverage of the existing platform within Deutsche Bank Group and close corporation with Corporate & Investment Banking (CIB). For all client segments PWM will deliver a more flexible asset allocation process in order to be prepared for upcoming opportunities but also limit risk. By enforcing a global platform servicing regional markets with investment advice for Advisory and Discretionary portfolios PWM will support client facing teams and execute Group Investment Committee (GIC) recommendations. These alignments will contribute to complexity reduction and improve efficiency. Margin improvements are expected for selective products only. Invested Assets growth through UHNWI and Key Clients with efficiency and productivity enhancements will be key drivers for business success.

The Sal. Oppenheim integration and positioning within Deutsche Bank Group was successfully concluded in 2010 and should start to deliver positive results from year 2011.

The above mentioned development in particular achieving high Net New Assets inflows in the next years and increased Lending Business with improved risk profile and overall focus on operational efficiency should allow resizing of PWM's cost base in order to achieve target of Euro 0.4 billion income before income taxes in 2011.

Asset and Wealth Management aims to achieve a contribution of € 1.0 billion income before income taxes to the target in 2011, based on the assumptions set out above.

Private & Business Clients

The success of Private & Business Clients is based on a solid business model with a leading position in our home market, Germany, strong positions in other important European markets, and growth options in key Asian countries. With our strong advisory proposition, we should be able to gain market share in Germany via customer and volume acquisition, especially in the low-risk mortgage business. On the cost side we should be able to reap benefits from the efficiency program launched in 2009. In addition, the acquisition of Postbank will create a strong pillar in the German market and will enable us to generate significant synergies.

Capitalizing on our advisory strength, we intend to further develop PBC's profitable European franchise as an affluent proposition with a focus on wealthy regions. The expansion of our branch network in India and the increase of our stake in Hua Xia Bank in China to 19.99 % will benefit PBC's Asian high growth option.

PBC continues to face uncertainties in its operating environment in 2011and 2012, particularly with respect to the development of investment product markets, although they have further stabilized in 2010. From a macro-economic perspective, GDP growth in the home market has a generally positive outlook for 2011 and 2012. However, a sharp drop in the economic growth might result in higher unemployment rates and increasing credit loss provisions. Continued low interest rates in 2011 might further negatively affect revenues in PBC.

Part of PBC's future priorities is to achieve synergies between Postbank and Deutsche Bank both on the revenue and cost side within a five year plan horizon. The generation of synergies is developing very favorable until today. However, the above economic risks are also relevant to the Deutsche Bank/Postbank cooperation. On the cost side, there is a risk that synergies do not realize or realize later than foreseen. Additionally, there is a risk that the costs to achieve the synergies are higher than foreseen. These risks are mitigated by a bottom up revalidation of synergy measures with ongoing tracking and reporting to senior management.

Including Postbank and higher contribution from Hua Xia Bank, PBC aims to achieve a contribution to the target in 2011 of € 1.6 billion income before income taxes, based on the assumptions set out above. After the full successful integration of Postbank, PBC aims to achieve a target of € 3 billion.

02-

Consolidated Financial Statements

Consolidated Statement of Income

in € m.	Notes	2010	2009	2008
Interest and similar income	6	28,779	26,953	54,549
Interest expense	6	13,196	14,494	42,096
Net interest income	6	15,583	12,459	12,453
Provision for credit losses	19	1,274	2,630	1,076
Net interest income after provision for credit losses		14,309	9,829	11,377
Commissions and fee income	7	10,669	8,911	9,741
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	6	3,354	7,109	(9,992)
Net gains (losses) on financial assets available for sale	8	201	(403)	666
Net income (loss) from equity method investments	17	(2,004)	59	46
Other income (loss)	9	764	(183)	699
Total noninterest income		12,984	15,493	1,160
Compensation and benefits	32, 33	12,671	11,310	9,606
General and administrative expenses	10	10,133	8,402	8,339
Policyholder benefits and claims		485	542	(252)
Impairment of intangible assets	24	29	(134)	585
Restructuring activities	28	–	–	–
Total noninterest expenses		23,318	20,120	18,278
Income (loss) before income taxes		3,975	5,202	(5,741)
Income tax expense (benefit)	34	1,645	244	(1,845)
Net income (loss)		2,330	4,958	(3,896)
Net income (loss) attributable to noncontrolling interests		20	(15)	(61)
Net income (loss) attributable to Deutsche Bank shareholders		2,310	4,973	(3,835)

Earnings per Common Share

in €	Notes	2010	2009	2008
Earnings per common share:[1]	11			
Basic		€ 3.07	€ 7.21	€ (6.87)
Diluted[2]		€ 2.92	€ 6.94	€ (6.87)
Number of shares in million:[1]				
Denominator for basic earnings per share – weighted-average shares outstanding		753.3	689.4	558.5
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		790.8	716.7	558.6

1 The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.
2 Includes numerator effect of assumed conversions. For further detail please see Note 11 "Earnings per Common Share".

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

in € m.	2010	2009	2008
Net income (loss) recognized in the income statement	2,330	4,958	(3,896)
Actuarial gains (losses) related to defined benefit plans, net of tax	106	(679)	(1)
Other comprehensive income			
Unrealized net gains (losses) on financial assets available for sale:[1]			
Unrealized net gains (losses) arising during the period, before tax	83	523	(4,516)
Net (gains) losses reclassified to profit or loss, before tax	39	556	(666)
Unrealized net gains (losses) on derivatives hedging variability of cash flows:[1]			
Unrealized net gains (losses) arising during the period, before tax	(78)	118	(263)
Net (gains) losses reclassified to profit or loss, before tax	4	6	2
Unrealized net gains (losses) on assets classified as held for sale, before tax[2]	(25)	–	–
Foreign currency translation:[1]			
Unrealized net gains (losses) arising during the period, before tax	920	40	(1,144)
Net (gains) losses reclassified to profit or loss, before tax	(6)	11	(3)
Unrealized net gains (losses) from equity method investments[1]	(26)	85	(15)
Tax on net gains (losses) in other comprehensive income	240	(254)	731
Other comprehensive income, net of tax	1,151[3]	1,085[4]	(5,874)[5]
Total comprehensive income, net of tax	3,587	5,364	(9,771)
Attributable to:			
Noncontrolling interests	4	(1)	(37)
Deutsche Bank shareholders	3,583	5,365	(9,734)

[1] The unrealized net gains (losses) from equity method investments are disclosed separately starting December 31, 2009. These amounts were included in the other categories of other comprehensive income in prior periods.
[2] Please refer to Note 25 "Assets held for Sale" for additional information.
[3] Represents the change in the balance sheet in accumulated other comprehensive income (net of tax) between December 31, 2009 of € (3.780) million and December 31, 2010 of € (2.601) million, adjusted for changes in noncontrolling interest attributable to these components of € (28) million.
[4] Represents the change in the balance sheet in accumulated other comprehensive income (net of tax) between December 31, 2008 of € (4,851) million and December 31, 2009 of € (3,780) million, adjusted for changes in noncontrolling interest attributable to these components of € 14 million.
[5] Represents the change in the balance sheet in accumulated other comprehensive income (net of tax) between December 31, 2007 of € 1,047 million and December 31, 2008 of € (4,851) million, adjusted for changes in noncontrolling interest attributable to these components of € 24 million.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2010	Dec 31, 2009
Assets:			
Cash and due from banks		17,157	9,346
Interest-earning deposits with banks		92,377	47,233
Central bank funds sold and securities purchased under resale agreements	20, 21	20,365	6,820
Securities borrowed	20, 21	28,916	43,509
Financial assets at fair value through profit or loss			
Trading assets		271,291	234,910
Positive market values from derivative financial instruments		657,780	596,410
Financial assets designated at fair value through profit or loss		171,926	134,000
Total financial assets at fair value through profit or loss of which € 91 billion and € 79 billion were pledged to creditors and can be sold or repledged at December 31, 2010, and 2009, respectively	12, 14, 21, 35	1,100,997	965,320
Financial assets available for sale of which € 3.9 billion and € 0.5 billion were pledged to creditors and can be sold or repledged at December 31, 2010, and 2009, respectively	16, 20, 21	54,266	18,819
Equity method investments	17	2,608	7,788
Loans	18, 19	407,729	258,105
Property and equipment	22	5,802	2,777
Goodwill and other intangible assets	24	15,594	10,169
Other assets	25, 26	149,229	121,538
Assets for current tax	34	2,249	2,090
Deferred tax assets	34	8,341	7,150
Total assets		1,905,630	1,500,664
Liabilities and equity:			
Deposits	27	533,984	344,220
Central bank funds purchased and securities sold under repurchase agreements	20 ,21	27,922	45,495
Securities loaned	20, 21	3,276	5,564
Financial liabilities at fair value through profit or loss	12, 14, 35		
Trading liabilities		68,859	64,501
Negative market values from derivative financial instruments		647,171	576,973
Financial liabilities designated at fair value through profit or loss		130,154	73,522
Investment contract liabilities		7,898	7,278
Total financial liabilities at fair value through profit or loss		854,082	722,274
Other short-term borrowings	29	64,990	42,897
Other liabilities	25, 26	181,827	154,281
Provisions	19, 28	2,204	1,307
Liabilities for current tax	34	2,736	2,141
Deferred tax liabilities	34	2,307	2,157
Long-term debt	30	169,660	131,782
Trust preferred securities	30	12,250	10,577
Obligation to purchase common shares		–	–
Total liabilities		1,855,238	1,462,695
Common shares, no par value, nominal value of € 2.56	31	2,380	1,589
Additional paid-in capital		23,515	14,830
Retained earnings		25,999	24,056
Common shares in treasury, at cost	31	(450)	(48)
Equity classified as obligation to purchase common shares		–	–
Accumulated other comprehensive income, net of tax		(2,601)	(3,780)
Total shareholders' equity		48,843	36,647
Noncontrolling interests		1,549	1,322
Total equity		50,392	37,969
Total liabilities and equity		1,905,630	1,500,664

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings[1]	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares
Balance as of December 31, 2007	1,358	15,808	26,051	(2,819)	(3,552)
Total comprehensive income[2]	–	–	(3,835)	–	–
Common shares issued	102	2,098	–	–	–
Cash dividends paid	–	–	(2,274)	–	–
Dividend related to equity classified as obligation to purchase common shares	–	–	226	–	–
Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	(1)	–	–
Net change in share awards	–	225	–	–	–
Treasury shares distributed under share-based compensation plans	–	–	–	1,072	–
Tax benefits related to share-based compensation plans	–	(136)	–	–	–
Amendment of derivative instruments indexed to Deutsche Bank common shares	–	(1,815)	–	–	2,690
Common shares issued under share-based compensation plans	1	17	–	–	–
Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(366)
Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	1,225
Option premiums and other effects from options on common shares	–	3	(4)	–	–
Purchases of treasury shares	–	–	–	(21,736)	–
Sale of treasury shares	–	–	–	22,544	–
Net gains (losses) on treasury shares sold	–	(1,191)	–	–	–
Other	–	(48)	(89)	–	–
Balance as of December 31, 2008	1,461	14,961	20,074	(939)	(3)
Total comprehensive income[2]	–	–	4,973	–	–
Common shares issued	128	830	–	–	–
Cash dividends paid	–	–	(309)	–	–
Dividend related to equity classified as obligation to purchase common shares	–	–	–	–	–
Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	(679)	–	–
Net change in share awards	–	(688)	–	–	–
Treasury shares distributed under share-based compensation plans	–	–	–	1,313	–
Tax benefits related to share-based compensation plans	–	35	–	–	–
Amendment of derivative instruments indexed to Deutsche Bank common shares	–	–	–	–	–
Common shares issued under share-based compensation plans	–	–	–	–	–
Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(5)
Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	8
Option premiums and other effects from options on common shares	–	(149)	–	–	–
Purchases of treasury shares	–	–	–	(19,238)	–
Sale of treasury shares	–	–	–	18,816	–
Net gains (losses) on treasury shares sold	–	(177)	–	–	–
Other	–	18	(3)	–	–
Balance as of December 31, 2009	1,589	14,830	24,056	(48)	–
Total comprehensive income[2]	–	–	2,310	–	–
Common shares issued	791	9,413	–	–	–
Cash dividends paid	–	–	(465)	–	–
Dividend related to equity classified as obligation to purchase common shares	–	–	–	–	–
Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	94	–	–
Net change in share awards	–	(296)	–	–	–
Treasury shares distributed under share-based compensation plans	–	–	–	1,439	–
Tax benefits related to share-based compensation plans	–	(11)	–	–	–
Amendment of derivative instruments indexed to Deutsche Bank common shares	–	–	–	–	–
Common shares issued under share-based compensation plans	–	–	–	–	–
Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(93)
Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	93
Option premiums and other effects from options on common shares	–	(115)	–	–	–
Purchases of treasury shares	–	–	–	(15,366)	–
Sale of treasury shares	–	–	–	13,525	–
Net gains (losses) on treasury shares sold	–	–	–	–	–
Other	–	(306)	4	–	–
Balance as of December 31, 2010	2,380	23,515	25,999	(450)	–

[1] The balance as of December 31, 2007 was increased by € 935 million for a change in accounting policy (change from corridor approach to immediate recognition of actuarial gains and losses related to defined benefit plans in shareholders' equity) and for a retrospective adjustment of current tax liabilities, both in 2008.
[2] Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other[3]	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax[3,4]	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income, net of tax	Total shareholders' equity	Noncontrolling interests	Total equity
3,629	(52)	–	(2,524)	(6)	1,047	37,893	1,422	39,315
(4,484)	(294)	–	(1,104)	(16)	(5,898)	(9,733)	(37)	(9,770)
–	–	–	–	–	–	2,200	–	2,200
–	–	–	–	–	–	(2,274)	–	(2,274)
–	–	–	–	–	–	226	–	226
–	–	–	–	–	–	(1)	–	(1)
–	–	–	–	–	–	225	–	225
–	–	–	–	–	–	1,072	–	1,072
–	–	–	–	–	–	(136)	–	(136)
–	–	–	–	–	–	875	–	875
–	–	–	–	–	–	18	–	18
–	–	–	–	–	–	(366)	–	(366)
–	–	–	–	–	–	1,225	–	1,225
–	–	–	–	–	–	(1)	–	(1)
–	–	–	–	–	–	(21,736)	–	(21,736)
–	–	–	–	–	–	22,544	–	22,544
–	–	–	–	–	–	(1,191)	–	(1,191)
–	–	–	–	–	–	(137)	(174)	(311)
(855)	(346)	–	(3,628)	(22)	(4,851)	30,703	1,211	31,914
669	212	–	107	83	1,071	6,044	(1)	6,043
–	–	–	–	–	–	958	–	958
–	–	–	–	–	–	(309)	–	(309)
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(679)	–	(679)
–	–	–	–	–	–	(688)	–	(688)
–	–	–	–	–	–	1,313	–	1,313
–	–	–	–	–	–	35	–	35
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(5)	–	(5)
–	–	–	–	–	–	8	–	8
–	–	–	–	–	–	(149)	–	(149)
–	–	–	–	–	–	(19,238)	–	(19,238)
–	–	–	–	–	–	18,816	–	18,816
–	–	–	–	–	–	(177)	–	(177)
–	–	–	–	–	–	15	112	127
(186)	(134)	–	(3,521)	61	(3,780)	36,647	1,322	37,969
73	(45)	(11)	1,188	(26)	1,179	3,489	(8)	3,481
–	–	–	–	–	–	10,204	–	10,204
–	–	–	–	–	–	(465)	–	(465)
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	94	12	106
–	–	–	–	–	–	(296)	–	(296)
–	–	–	–	–	–	1,439	–	1,439
–	–	–	–	–	–	(11)	–	(11)
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(93)	–	(93)
–	–	–	–	–	–	93	–	93
–	–	–	–	–	–	(115)	–	(115)
–	–	–	–	–	–	(15,366)	–	(15,366)
–	–	–	–	–	–	13,525	–	13,525
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(302)	223	(79)
(113)	(179)	(11)	(2,333)	35	(2,601)	48,843	1,549	50,392

[3] Excluding unrealized net gains (losses) from equity method investments.
[4] The balance as of December 31, 2007 was reduced by € 86 million for a change in accounting policy (change from corridor approach to immediate recognition of actuarial gains and losses related to defined benefit plans in shareholders' equity) and for a retrospective adjustment of current tax liabilities, both in 2008.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2010	2009	2008
Net income (loss)	2,330	4,958	(3,896)
Cash flows from operating activities:			
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for credit losses	1,274	2,630	1,076
Restructuring activities	–	–	–
Gain on sale of financial assets available for sale, equity method investments, and other	(363)	(656)	(1,732)
Deferred income taxes, net	315	(296)	(1,525)
Impairment, depreciation and other amortization, and accretion	4,255	1,782	3,047
Share of net income from equity method investments	(457)	(189)	(53)
Income (loss) adjusted for noncash charges, credits and other items	7,354	8,229	(3,083)
Adjustments for net change in operating assets and liabilities:			
Interest-earning time deposits with banks	(34,806)	4,583	(3,964)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	26,368	(4,203)	24,363
Trading assets and positive market values from derivative financial instruments	(27,237)	726,237	(472,203)
Financial assets designated at fair value through profit or loss	(24,502)	24,890	169,423
Loans	(2,823)	17,213	(37,981)
Other assets	(5,894)	21,960	38,573
Deposits	22,656	(57,330)	(56,918)
Trading liabilities and negative market values from derivative financial instruments	9,549	(686,214)	655,218
Financial liabilities designated at fair value through profit or loss and investment contract liabilities	53,450	(7,061)	(159,613)
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(40,709)	(40,644)	(97,009)
Other short-term borrowings	18,509	2,592	(14,216)
Other liabilities	2,851	(15,645)	(15,482)
Senior long-term debt	(3,457)	(7,150)	12,769
Other, net	(4,985)	(1,243)	(2,760)
Net cash provided by (used in) operating activities	(3,676)	(13,786)	37,117
Cash flows from investing activities:			
Proceeds from:			
Sale of financial assets available for sale	10,652	9,023	19,433
Maturities of financial assets available for sale	4,181	8,938	18,713
Sale of equity method investments	250	574	680
Sale of property and equipment	108	39	107
Purchase of:			
Financial assets available for sale	(14,087)	(12,082)	(37,819)
Equity method investments	(145)	(3,730)	(881)
Property and equipment	(873)	(592)	(939)
Net cash received in (paid for) business combinations/divestitures	8,580	(20)	(24)
Other, net	(1,189)	(1,749)	(39)
Net cash provided by (used in) investing activities	7,477	401	(769)
Cash flows from financing activities:			
Issuances of subordinated long-term debt	1,341	457	523
Repayments and extinguishments of subordinated long-term debt	(229)	(1,448)	(659)
Issuances of trust preferred securities	90	1,303	3,404
Repayments and extinguishments of trust preferred securities	(51)	–	–
Common shares issued under share-based compensation plans	–	–	19
Capital increase	10,060	–	2,200
Purchases of treasury shares	(15,366)	(19,238)	(21,736)
Sale of treasury shares	13,519	18,111	21,426
Dividends paid to noncontrolling interests	(7)	(5)	(14)
Net change in noncontrolling interests	200	109	331
Cash dividends paid	(465)	(309)	(2,274)
Net cash provided by (used in) financing activities	9,092	(1,020)	3,220
Net effect of exchange rate changes on cash and cash equivalents	1,911	690	(402)
Net increase (decrease) in cash and cash equivalents	14,804	(13,715)	39,166
Cash and cash equivalents at beginning of period	51,549	65,264	26,098
Cash and cash equivalents at end of period	66,353	51,549	65,264
Net cash provided by (used in) operating activities include			
Income taxes paid (received), net	784	(520)	(2,495)
Interest paid	13,740	15,878	43,724
Interest and dividends received	29,456	28,211	54,549
Cash and cash equivalents comprise			
Cash and due from banks	17,157	9,346	9,826
Interest-earning demand deposits with banks (not included: time deposits of € 43,181 m. as of December 31, 2010, and € 5,030 m. and € 9,301 m. as of December 31, 2009 and 2008)	49,196	42,203	55,438
Total	66,353	51,549	65,264

The accompanying notes are an integral part of the Consolidated Financial Statements.
The acquisition of Deutsche Postbank AG shares, including the non-cash portion, is described in detail in Note 04 "Acquisitions and Dispositions". The restructuring of loans the Group held with the Icelandic generic pharmaceutical group Actavis Group hF resulted in a non-cash reclassification of the subordinated financing arrangement from operating to investing activities for the purposes of the Consolidated Statement of Cash Flows. The transaction is described in detail in Note 17 "Equity Method Investments".

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Notes to the Consolidated Income Statement

Notes to the Consolidated Balance Sheet

Additional Notes

01 –
Significant Accounting Policies

Basis of Accounting

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group's business segment information, see Note 05 "Business Segments and Related Information".

The accompanying consolidated financial statements are stated in euros, the presentation currency of the Group. All financial information presented in million euros has been rounded to the nearest million. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("EU"). The Group's application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Risk disclosures under IFRS 7, "Financial Instruments: Disclosures" about the nature and extent of risks arising from financial instruments are incorporated herein by reference to the portions marked by a bracket in the margins of the Risk Report.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and other intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates. Refer to Note 02 "Critical Accounting Estimates" for a description of the critical accounting estimates and judgments used in the preparation of the financial statements.

Financial Guarantees

In the second quarter 2009, retrospective adjustments were made in the consolidated statement of income to present premiums paid for financial guarantees as expenses, instead of offsetting them against revenues, because they are not directly related to a revenue generating activity. The adjustment did not have an impact on net income or shareholders' equity but resulted in an increase in both Other income and General and administrative expenses of € 36 million and € 131 million in 2009 and 2008, respectively.

Assignment of Revenue Components in CIB

The presentation of prior period CIB revenues was adjusted during the first half of 2010 following a review of the assignment of specific revenue components to the product categories. The review resulted in a transfer of negative revenues of € 325 million and revenues of € 97 million from Loan Products to Sales & Trading (debt and other products) in 2009 and 2008, respectively. In addition, Sales & Trading (equity) revenues were reduced by € 83 million in 2009 and € 105 million in 2008, respectively, with corresponding offsetting effects in Sales & Trading (debt and other products). These adjustments had no impact on CIB's total revenues.

Insurance

During the second quarter 2010, the Group changed the presentation of the fees and net settlements associated with longevity insurance and reinsurance contracts. It was determined that the net presentation of cash flows under individual longevity insurance and reinsurance contracts reflected the actual settlement of those cash flows and therefore better reflected the nature of such contracts. This change in presentation resulted in a transfer of € 117 million of expenses from Other income to Policyholder benefits and claims in 2010.

Software Amortization Periods

In the second quarter 2010, the Group changed the amortization periods for capitalized costs relating to certain purchased or internally developed software from three years to five or ten years. The change did not have a material impact on the Group's consolidated financial statements in 2010.

Allowance for Loan Losses

The Group applies estimates in determining the allowance for loan losses in its homogeneous loan portfolio which use statistical models based on historical experience. On a regular basis the Group performs procedures to align input parameters and model assumptions with historically evidenced loss levels. Alignment of input parameters and model assumptions in 2009 led to a lower level of provisions for credit losses of € 28 million and € 145.8 million in 2010 and 2009, respectively.

Change in the Functional Currency of a Significant Operation

On January 1, 2010, the functional currency of Deutsche Bank Aktiengesellschaft London Branch ('London Branch') and certain other London-based subsidiaries was changed from pound sterling to euro.

These entities' functional currency had previously been determined to be pound sterling on the basis that the currency of their primary economic environment was based on pound sterling. However during 2009 it was determined that the London Branch's operating environment, mix of business and balance sheet composition had gradually changed over time. To better reflect this change, London Branch management undertook to manage their operations in euro from January 1, 2010. To implement this decision, procedures were put in place for London Branch to hedge all non-euro exposures, sell profits into euro and report internally in euro.

The effect of the change in functional currency to euro was applied prospectively in these consolidated financial statements. The Group translated all items into the new functional currency using the exchange rate as at January 1, 2010. Exchange differences arising from the translation of the foreign operation previously recorded in other comprehensive income were not reclassified to profit or loss and remain in other comprehensive income until the entities are disposed of or sold.

Significant Accounting Policies

The following is a description of the significant accounting policies of the Group. Other than as previously described, these policies have been consistently applied for 2008, 2009 and 2010.

Principles of Consolidation

The financial information in the consolidated financial statements includes that for the parent company, Deutsche Bank AG, together with its subsidiaries, including certain special purpose entities ("SPEs"), presented as a single economic unit.

Subsidiaries

The Group's subsidiaries are those entities which it controls. The Group controls entities when it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls an entity.

The Group sponsors the formation of SPEs and interacts with non-sponsored SPEs for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to invest jointly in alternative assets, for asset securitization transactions, and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (1) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE's operations, (2) the Group has decision-making powers to obtain the majority of the benefits, (3) the Group obtains the majority of the benefits of the activities of the SPE, or (4) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. The Group consolidates an SPE if an assessment of the relevant factors indicates that it controls the SPE.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The Group reassesses consolidation status at least at every quarterly reporting date. Therefore, any changes in structure are considered when they occur. This includes changes to any contractual arrangements the Group has, including those newly executed with the entity, and is not only limited to changes in ownership.

The Group reassesses its treatment of SPEs for consolidation when there is an overall change in the SPE's arrangements or when there has been a substantive change in the relationship between the Group and an SPE. The circumstances that would indicate that a reassessment for consolidation is necessary include, but are not limited to, the following:

- substantive changes in ownership of the SPE, such as the purchase of more than an insignificant additional interest or disposal of more than an insignificant interest in the SPE;
- changes in contractual or governance arrangements of the SPE;
- additional activities undertaken in the structure, such as providing a liquidity facility beyond the terms established originally or entering into a transaction with an SPE that was not contemplated originally; and
- changes in the financing structure of the entity.

In addition, when the Group concludes that the SPE might require additional support to continue in business, and such support was not contemplated originally, and, if required, the Group would provide such support for reputational or other reasons, the Group reassesses the need to consolidate the SPE.

The reassessment of control over the existing SPEs does not automatically lead to consolidation or deconsolidation. In making such a reassessment, the Group may need to change its assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information, including current market parameters and expectations (such as loss expectations on assets), which would incorporate any market changes since inception of the SPE, is used in the reassessment of consolidation conclusions.

All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary's stock to third parties are treated as noncontrolling interests.

At the date that control of a subsidiary is lost, the Group a) derecognizes the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts, b) derecognizes the carrying amount of any noncontrolling interests in the former subsidiary (including any components in accumulated other comprehensive income attributable to the subsidiary), c) recognizes the fair value of the consideration received and any distribution of the shares of the subsidiary, d) recognizes any investment retained in the former subsidiary at its fair value and e) recognizes any resulting difference of the above items as a gain or loss in the income statement. Any amounts recognized in prior periods in other comprehensive income in relation to that subsidiary would be reclassified to the consolidated statement of income at the date that control is lost.

Assets held in an agency or fiduciary capacity are not assets of the Group and are not included in the Group's consolidated balance sheet.

Business Combinations and Noncontrolling Interests

The Group uses the acquisition method to account for business combinations. At the date the Group obtains control of the subsidiary, the cost of an acquisition is measured at the fair value of the consideration given, including any cash or non cash consideration (equity instruments) transferred, any contingent consideration, any previously held equity interest in the acquiree and liabilities incurred or assumed. The excess of the aggregate of the cost of an acquisition and any noncontrolling interest in the acquiree over the Group's share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the aggregate of the acquisition cost and any noncontrolling interest is below the fair value of the identifiable net assets (negative goodwill), a gain may be reported in other income. Acquisition costs are recognized as expenses in the period in which they are incurred.

In business combinations achieved in stages ("step acquisitions"), a previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts recognized in prior periods in other comprehensive income associated with the previously held investment would be reclassified to the consolidated statement of income at the date that control is obtained, as if the Group had disposed of the previously held equity interest.

Noncontrolling interests are shown in the consolidated balance sheet as a separate component of equity, which is distinct from the Group's shareholders' equity. The net income attributable to noncontrolling interests is separately disclosed on the face of the consolidated statement of income. Changes in the ownership interest in subsidiaries which do not result in a change of control are treated as transactions between equity holders and are reported in additional paid-in capital (APIC).

Associates and Jointly Controlled Entities

An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group's investment is for less than 20 % of the voting stock.

A jointly controlled entity exists when the Group has a contractual arrangement with one or more parties to undertake activities through entities which are subject to joint control.

Investments in associates and jointly controlled entities are accounted for under the equity method of accounting. The Group's share of the results of associates and jointly controlled entities is adjusted to conform to the accounting policies of the Group and are reported in the consolidated statement of income as net income (loss) from equity method investments. The Group's share in the associate's profits and losses resulting from intercompany sales is eliminated on consolidation.

If the Group previously held an equity interest in an entity (for example, as available for sale) and subsequently gained significant influence, the previously held equity interest held is remeasured to fair value and any gain or loss is recognized in the consolidated statement of income. Any amounts previously recognized in other comprehensive income associated with the equity interest would be reclassified to the consolidated statement of income at the date the Group gains significant influence, as if the Group had disposed of the previously held equity interest.

Under the equity method of accounting, the Group's investments in associates and jointly controlled entities are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Group's pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). As goodwill is not reported separately it is not specifically tested for impairment. Rather, the entire equity method investment is tested for impairment.

At each balance sheet date, the Group assesses whether there is any objective evidence that the investment in an associate or jointly controlled entity is impaired. If there is objective evidence of an impairment, an impairment test is performed by comparing the investment's recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. An impairment loss recognized in prior periods is only reversed if there has been a change in the estimates used to determine the investment's recoverable amount since the last impairment loss was recognized. If this is the case the carrying amount of the investment is increased to its higher recoverable amount. That increase is a reversal of an impairment loss.

Equity method losses in excess of the Group's carrying value of the investment in the entity are charged against other assets held by the Group related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Group's obligation to fund such losses.

At the date that the Group ceases to have significant influence over the associate or jointly controlled entity the Group recognizes a gain or loss on the disposal of the equity method investment equal to the difference between the sum of the fair value of any retained investment and the proceeds from disposing of the associate and the then carrying amount of the investment. Amounts recognized in prior periods in other comprehensive income in relation to the associate or jointly controlled entity would be reclassified to the consolidated statement of income.

Any retained investment is accounted for as a financial instrument as described in the section entitled 'Financial Assets and Liabilities' as follows.

Foreign Currency Translation

The consolidated financial statements are prepared in euros, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.

An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.

Monetary assets and liabilities denominated in currencies other than the entity's functional currency are translated at the period end closing rate. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the consolidated statement of income as net gains (losses) on financial assets/liabilities at fair value through profit or loss in order to align the translation amounts with those recognized from foreign currency related transactions (derivatives) which hedge these monetary assets and liabilities.

Nonmonetary items that are measured at historical cost are translated using the historical exchange rate at the date of the transaction. Translation differences on nonmonetary items which are held at fair value through profit or loss are recognized in profit or loss. Translation differences on available for sale nonmonetary items (equity securities) are included in other comprehensive income. Once the available for sale nonmonetary item is sold, the related cumulative translation difference is transferred to the consolidated statement of income as part of the overall gain or loss on sale of the item.

For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate, and items of income and expense are translated into euro at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in other comprehensive income. For foreign operations that are subsidiaries the amount of exchange differences attributable to any noncontrolling interest is recognized directly in noncontrolling interests.

Upon disposal of a foreign subsidiary and associate operation (which results in loss of control or significant influence over that operation) the total cumulative exchange differences recognized in other comprehensive income are reclassified to profit or loss.

Interest, Fees and Commissions

Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized, and the stage of completion of the transaction can be reliably measured. This concept is applied to the key revenue generating activities of the Group as follows.

Net Interest Income. Interest from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest method. The effective interest rate is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows. The estimated future cash flows used in this calculation include those determined by the contractual terms of the asset or liability, all fees that are considered to be integral to the effective interest rate, direct and incremental transaction costs, and all other premiums or discounts.

Once an impairment loss has been recognized on a loan or available for sale debt security financial asset, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized based on the rate of interest that was used to discount future cash flows for the purpose of measuring the impairment loss. For a loan this would be the original effective interest rate, but a new effective interest rate would be established each time an available for sale debt security is impaired as impairment is measured to fair value and would be based on a current market rate.

When financial assets are reclassified from trading or available for sale to loans a new effective interest rate is established based on the fair value at the date of the reclassification and on a best estimate of future expected cash flows.

Commission and Fee Income. The recognition of fee revenue (including commissions) is determined by the purpose of the fees and the basis of accounting for any associated financial instruments. If there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value. Fees earned from services that are provided over a specified service period are recognized over that service period. Fees earned for the completion of a specific service or significant event are recognized when the service has been completed or the event has occurred.

Loan commitment fees related to commitments that are not accounted for at fair value through profit or loss are recognized in commissions and fee income over the life of the commitment if it is unlikely that the Group will enter into a specific lending arrangement. If it is probable that the Group will enter into a specific lending arrangement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan's effective interest rate.

Performance-linked fees or fee components are recognized when the performance criteria are fulfilled.

The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

Arrangements involving multiple services or products. If the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether an overall fee should be allocated to the different components of the arrangement for revenue recognition purposes. Structured trades executed by the Group are the principal example of such arrangements and are assessed on a transaction by transaction basis. The assessment considers the value of items or services delivered to ensure that the Group's continuing involvement in other aspects of the arrangement are not essential to the items delivered. It also assesses the value of items not yet delivered and, if there is a right of return on delivered items, the probability of future delivery of remaining items or services. If it is determined that it is appropriate to look at the arrangements as separate components, the amounts received are allocated based on the relative value of each component.

If there is no objective and reliable evidence of the value of the delivered item or an individual item is required to be recognized at fair value then the residual method is used. The residual method calculates the amount to be recognized for the delivered component as being the amount remaining after allocating an appropriate amount of revenue to all other components.

Financial Assets and Liabilities

The Group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale ("AFS") and other financial liabilities. The Group does not classify any financial instruments under the held-to-maturity category. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated balance sheet.

Financial instruments classified at fair value through profit or loss and financial assets classified as AFS are recognized on trade date, which is the date on which the Group commits to purchase or sell the asset or issue or repurchase the financial liability. All other financial instruments are recognized on a settlement date basis.

Financial Assets and Liabilities at Fair Value through Profit or Loss

The Group classifies certain financial assets and financial liabilities as either held for trading or designated at fair value through profit or loss. They are carried at fair value and presented as financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Interest on interest earning assets such as trading loans and debt securities and dividends on equity instruments are presented in interest and similar income for financial instruments at fair value through profit or loss.

Trading Assets and Liabilities. Financial instruments are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Also included in this category are physical commodities held by the Group's commodity trading business, at fair value less costs to sell.

Financial Instruments Designated at Fair Value through Profit or Loss. Certain financial assets and liabilities that do not meet the definition of trading assets and liabilities are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained.

Loan Commitments

Certain loan commitments are designated at fair value through profit or loss under the fair value option. As indicated under the discussion of 'Derivatives and Hedge Accounting', some loan commitments are classified as financial liabilities at fair value through profit or loss. All other loan commitments remain off-balance sheet. Therefore, the Group does not recognize and measure changes in fair value of these off-balance sheet loan commitments that result from changes in market interest rates or credit spreads. However, as specified in the discussion "Impairment of loans and provision for off-balance sheet positions", these off-balance sheet loan commitments are assessed for impairment individually and, where appropriate, collectively.

Loans

Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets AFS. An active market exists when quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm's length basis.

Loans not acquired in a business combination or in an asset purchase are initially recognized at their transaction price, which is the cash amount advanced to the borrower. In addition, the net of direct and incremental transaction costs and fees are included in the initial carrying amount of loans. These loans are subsequently measured at amortized cost using the effective interest method less impairment.

Loans which have been acquired as either part of a business combination or as an asset purchase are initially recognized at fair value at the acquisition date. The fair value at the acquisition date incorporates expected cash flows which consider the credit quality of these loans including any incurred losses. Interest income is recognized using the effective interest method. Subsequent to the acquisition date the Group assesses whether there is objective evidence of impairment in line with the policies described in the section entitled 'Impairment of Loans and Provisions for Off Balance Sheet Positions'. If the loans are determined to be impaired then a loan loss allowance is recognized with a corresponding charge to the provision for credit losses line in the consolidated statement of income. Any subsequent improvements in the credit quality of these loans above the acquisition date fair value are recorded as an increase in the loan carrying amount with a corresponding gain recognized in interest income.

Financial Assets Classified as Available for Sale

Financial assets that are not classified as at fair value through profit or loss or as loans are classified as AFS. A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. The amortization of premiums and accretion of discount are recorded in net interest income. Financial assets classified as AFS are carried at fair value with the changes in fair value reported in other comprehensive income, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other income. For monetary financial assets classified as AFS (debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the consolidated statement of income and other changes in carrying amount are recognized in other comprehensive income as indicated above. For financial assets classified as AFS that are nonmonetary items (equity instruments), the gain or loss that is recognized in other comprehensive income includes any related foreign exchange component.

Financial assets classified as AFS are assessed for impairment as discussed in the section entitled "Impairment of financial assets classified as Available for Sale". Realized gains and losses are reported in net gains (losses) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Unrealized gains and losses recorded in other comprehensive income are transferred to the consolidated statement of income on disposal of an available for sale asset and reported in net gains (losses) on financial assets available for sale.

Financial Liabilities

Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and any related gain or loss is recorded in the consolidated statement of income. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

Reclassification of Financial Assets

The Group may reclassify certain financial assets out of the financial assets at fair value through profit or loss classification (trading assets) and the AFS classification into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no single specific period that defines foreseeable future. Rather, it is a matter requiring management judgment. In exercising this judgment, the Group established the following minimum requirements for what constitutes foreseeable future. At the time of reclassification,

- there must be no intent to dispose of the asset through sale or securitization within one year and no internal or external requirement that would restrict the Group's ability to hold or require sale; and
- the business plan going forward should not be to profit from short-term movements in price.

Financial assets proposed for reclassification which meet these criteria are considered based on the facts and circumstances of each financial asset under consideration. A positive management assertion is required after taking into account the ability and plausibility to execute the strategy to hold.

In addition to the above criteria the Group also requires that persuasive evidence exists to assert that the expected repayment of the asset exceeds the estimated fair value and the returns on the asset will be optimized by holding it for the foreseeable future.

Financial assets are reclassified at their fair value at the reclassification date. Any gain or loss already recognized in the consolidated statement of income is not reversed. The fair value of the instrument at reclassification date becomes the new amortized cost of the instrument. The expected cash flows on the financial instruments are estimated at the reclassification date and these estimates are used to calculate a new effective interest rate for the instruments. If there is a subsequent increase in expected future cash flows on reclassified assets as a result of increased recoverability, the effect of that increase is recognized as an adjustment to the effective interest rate from the date of the change in estimate rather than as an adjustment to the carrying amount of the asset at the date of the change in estimate. If there is a subsequent decrease in expected future cash flows the asset would be assessed for impairment as discussed in the section entitled "Impairment of Loans and Provision for Off-Balance Sheet Positions". Any change in the timing of the cash flows of reclassified assets which are not deemed impaired are recorded as an adjustment to the carrying amount of the asset.

For instruments reclassified from AFS to loans any unrealized gain or loss recognized in other comprehensive income is subsequently amortized into interest income using the effective interest rate of the instrument. If the instrument is subsequently impaired any unrealized loss which is held in accumulated other comprehensive income for that instrument at that date is immediately recognized in the consolidated statement of income as a loan loss provision.

To the extent that assets categorized as loans are repaid, restructured or eventually sold and the amount received is less than the carrying value at that time, then a loss would be recognized in the consolidated statement of income as a component of the provision for credit losses, if the loan is impaired, or otherwise in other income, if the loan is not impaired.

Determination of Fair Value

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument's complexity. Refer to Note 02 "Critical Accounting Estimates – Fair Value Estimates – Methods of Determining Fair Value" for further discussion of the accounting estimates and judgments required in the determination of fair value.

Recognition of Trade Date Profit

If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. Using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profile of the instrument as the market develops or as the instrument itself progresses to maturity. Any remaining trade date deferred profit is recognized in the consolidated statement of income when the transaction becomes observable or the Group enters into off-setting transactions that substantially eliminate the instrument's risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the loss amount can be made. Refer to Note 02 "Critical Accounting Estimates – Fair Value Estimates – Methods of Determining Fair Value" for further discussion of the estimates and judgments required in assessing observability of inputs and risk mitigation.

Derivatives and Hedge Accounting

Derivatives are used to manage exposures to interest rate, foreign currency, credit and other market price risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the consolidated balance sheet regardless of whether they are held for trading or nontrading purposes.

Gains and losses on derivatives held for trading are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

The Group makes commitments to originate loans it intends to sell. Such positions are classified as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are classified as derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and carried at fair value, with changes in fair value recorded in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting but are otherwise effective in offsetting the effect of transactions on noninterest income and expenses, are recorded in other assets or other liabilities with both realized and unrealized changes in fair value recorded in the same noninterest income and expense captions as those affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in net gains and losses on financial assets/liabilities at fair value through profit or loss.

Embedded Derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host contract. If the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value, with gains and losses recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host contract will continue to be accounted for in accordance with the appropriate accounting standard. The carrying amount of an embedded derivative is reported in the same consolidated balance sheet line item as the host contract. Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option.

Hedge Accounting

For accounting purposes there are three possible types of hedges: (1) hedges of changes in the fair value of assets, liabilities or unrecognized firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from highly probable forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations into the presentation currency of the parent (hedges of net investments in foreign operations).

When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking the hedging transactions, and the nature of the risk being hedged. This documentation includes a description of how the Group will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always assessed, even when the terms of the derivative and hedged item are matched.

Hedging derivatives are reported as other assets and other liabilities. In the event that a derivative is subsequently de-designated from a hedging relationship, it is transferred to financial assets/liabilities at fair value through profit or loss. Subsequent changes in fair value are recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

For hedges of changes in fair value, the changes in the fair value of the hedged asset, liability or unrecognized firm commitment, or a portion thereof, attributable to the risk being hedged are recognized in the consolidated statement of income along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the hedge accounting fair value adjustments are reported in other income. When hedging the foreign exchange risk of an AFS security, the fair value adjustments related to the security's foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk(s) being hedged.

If a fair value hedge of a debt instrument is discontinued prior to the instrument's maturity because the derivative is terminated or the relationship is de-designated, any remaining interest rate-related fair value adjustments made to the carrying amount of the debt instrument (basis adjustments) are amortized to interest income or expense over the remaining term of the original hedging relationship. For other types of fair value adjustments and whenever a fair value hedged asset or liability is sold or otherwise derecognized any basis adjustments are included in the calculation of the gain or loss on derecognition.

For hedges of variability in future cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into the consolidated statement of income in the same periods during which the forecast transaction affects the consolidated statement of income. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction.

Hedge ineffectiveness is recorded in other income and is measured as changes in the excess (if any) in the absolute cumulative change in fair value of the actual hedging derivative over the absolute cumulative change in the fair value of the hypothetically perfect hedge.

When hedges of variability in cash flows attributable to interest rate risk are discontinued, amounts remaining in accumulated other comprehensive income are amortized to interest income or expense over the remaining life of the original hedge relationship, unless the hedged transaction is no longer expected to occur in which case the amount will be reclassified into other income immediately. When hedges of variability in cash flows attributable to other risks are discontinued, the related amounts in accumulated other comprehensive income are reclassified into either the same consolidated statement of income caption and period as profit or loss from the forecast transaction, or into other income when the forecast transaction is no longer expected to occur.

For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedges of net investments in foreign operations) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rates is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; the remainder is recorded as other income in the consolidated statement of income.

Changes in fair value of the hedging instrument relating to the effective portion of the hedge are subsequently recognized in profit or loss on disposal of the foreign operations.

Impairment of Financial Assets

At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if:

- there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date ("a loss event");
- the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets and
- a reliable estimate of the loss amount can be made.

Impairment of Loans and Provision for Off-Balance Sheet Positions

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan's original effective interest rate or the effective interest rate established upon reclassification to loans, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the consolidated statement of income as a component of the provision for credit losses.

The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which the Group does business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogeneous loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

At each balance sheet date, all impaired loans are reviewed for changes to the present value of expected future cash flows discounted at the loan's original effective interest rate. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the consolidated statement of income as a component of the provision for credit losses.

When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is written off. Subsequent recoveries, if any, are credited to the allowance account and recorded in the consolidated statement of income as a component of the provision for credit losses.

The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the consolidated balance sheet within other liabilities and charged to the consolidated statement of income as a component of the provision for credit losses.

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease is due to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.

Impairment of Financial Assets Classified as Available for Sale

For financial assets classified as AFS, management assesses at each balance sheet date whether there is objective evidence that an individual asset is impaired.

In the case of equity investments classified as AFS, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans.

If there is evidence of impairment, any amounts previously recognized in other comprehensive income are recognized in the consolidated statement of income for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the consolidated statement of income.

When an AFS debt security is impaired, any subsequent decreases in fair value are recognized in the consolidated statement of income as it is considered further impairment. Any subsequent increases are also recognized in the consolidated statement of income until the asset is no longer considered impaired. When the fair value of the AFS debt security recovers to at least amortized cost it is no longer considered impaired and subsequent changes in fair value are reported in other comprehensive income.

Reversals of impairment losses on equity investments classified as AFS are not reversed through the consolidated statement of income; increases in their fair value after impairment are recognized in other comprehensive income.

Derecognition of Financial Assets and Liabilities

Financial Asset Derecognition

A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.

The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.

The Group enters into transactions in which it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party in which the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.

In transactions in which substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset is not retained, i.e., if the transferee has the practical ability to sell the transferred asset. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, such part must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically-identified cash flow.

If an existing financial asset is replaced by another asset from the same counterparty on substantially different terms, or if the terms of the financial asset are substantially modified, the existing financial asset is derecognized and a new asset is recognized. Any difference between the respective carrying amounts is recognized in the consolidated statement of income.

Securitization

The Group securitizes various consumer and commercial financial assets, which is achieved via the sale of these assets to an SPE, which in turn issues securities to investors. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Synthetic securitization structures typically involve derivative financial instruments for which the policies in the "Derivatives and Hedge Accounting" section would apply. Those transfers that do not qualify for derecognition may be reported as secured financing or result in the recognition of continuing involvement liabilities. The investors and the securitization vehicles generally have no recourse to the Group's other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets.

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as 'retained interests'). Provided the Group's retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Consistent with the valuation of similar financial instruments, fair value of retained tranches or the financial assets is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available. Where observable transactions in similar securities and other external pricing sources are not available, management judgment as described in the section entitled "Fair Value Estimates" must be used to determine fair value.

Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer.

Derecognition of Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Repurchase and Reverse Repurchase Agreements

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are recognized initially at fair value, being the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, unless the risks and rewards of ownership are obtained or relinquished. Securities delivered under repurchase agreements which are not derecognized from the balance sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed as such on the face of the consolidated balance sheet.

The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.

Securities Borrowed and Securities Loaned

Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.

The amount of cash advanced or received is recorded as securities borrowed and securities loaned, respectively.

The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the consolidated statement of income in net gain (loss) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the consolidated balance sheet.

Fees received or paid are reported in interest income and interest expense, respectively. Securities lent to counterparties which are not derecognized from the consolidated balance sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed as such on the face of the consolidated balance sheet.

Offsetting Financial Instruments

Financial assets and liabilities are offset, with the net amount presented in the consolidated balance sheet, only if the Group holds a currently enforceable legal right to set off the recognized amounts, and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross. When financial assets and financial liabilities are offset in the consolidated balance sheet, the associated income and expense items will also be offset in the consolidated statement of income, unless specifically prohibited by an applicable accounting standard.

Property and Equipment

Property and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for property and 3 to 10 years for furniture and equipment. Leasehold improvements are capitalized and subsequently depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 10 years. Depreciation of property and equipment is included in general and administrative expenses. Maintenance and repairs are also charged to general and administrative expenses. Gains and losses on disposals are included in other income.

Property and equipment are tested for impairment at least annually and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell and value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.

Properties leased under a finance lease are capitalized as assets in property and equipment and depreciated over the terms of the leases.

Investment Property

The Group generally uses the cost model for valuation of investment property, and the carrying value is included on the consolidated balance sheet in other assets. When the Group issues liabilities that are backed by investment property, which pay a return linked directly to the fair value of, or returns from, specified investment property assets, it has elected to apply the fair value model to those specific investment property assets. The Group engages, as appropriate, external real estate experts to determine the fair value of the investment property by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

Goodwill and Other Intangible Assets

Goodwill arises on the acquisition of subsidiaries, associates and jointly controlled entities, and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interest in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition. For each business combination any noncontrolling interest in the acquiree is measured either at fair value or at the noncontrolling interest's proportionate share of the acquiree's identifiable net assets.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually, or more frequently if there are indications that impairment may have occurred. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash generating units which are the smallest identifiable groups of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets and that are expected to benefit from the synergies of the combination and considering the business level at which goodwill is monitored for internal management purposes. In identifying whether cash inflows from an asset (or a group of assets) are largely independent of the cash inflows from other assets (or groups of assets) various factors are considered including how management monitors the entity's operations or makes decisions about continuing or disposing of the entity's assets and operations. On this basis, the Group's primary cash-generating units are Corporate Banking & Securities, Global Transaction Banking, Asset Management and Private Wealth Management within the Asset and Wealth Management segment, Private & Business Clients and Corporate Investments.

In addition, for certain nonintegrated investments which are not allocated to the respective segments' primary cash-generating units, goodwill is tested individually for impairment on the level of each of these nonintegrated investments.

Goodwill on the acquisitions of associates and jointly controlled entities is included in the cost of the investments and the entire carrying amount of the equity method investment is reviewed for impairment annually, or more frequently if there is an indication that impairment may have occurred.

If goodwill has been allocated to a cash-generating unit and an operation within that unit is disposed of, the attributable goodwill is included in the carrying amount of the operation when determining the gain or loss on its disposal.

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer-related intangible assets that have a finite useful life are amortized over periods of between 1 and 20 years on a straight-line basis based on their expected useful life. Mortgage servicing rights are carried at cost and amortized in proportion to, and over the estimated period of, net servicing revenue. The assets are tested for impairment and their useful lives reaffirmed at least annually.

Certain intangible assets have an indefinite useful life; these are primarily investment management agreements related to retail mutual funds. These indefinite life intangibles are not amortized but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may have occurred.

Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group, and the cost can be measured reliably. Capitalized costs are amortized using the straight-line method over the asset's useful life which is deemed to be either three years, five years or ten years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after software are ready for use, are expensed as incurred.

On acquisition of insurance businesses, the excess of the purchase price over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is accounted for as an intangible asset. This intangible asset represents the present value of future cash flows over the reported liability at the date of acquisition. This is known as value of business acquired ("VOBA").

The VOBA is amortized at a rate determined by considering the profile of the business acquired and the expected depletion in its value. The VOBA acquired is reviewed regularly for any impairment in value and any reductions are charged as an expense to the consolidated statement of income.

Financial Guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other parties on behalf of customers to secure loans, overdrafts and other banking facilities.

The Group has chosen to apply the fair value option to certain written financial guarantees that are managed on a fair value basis. Financial guarantees that the Group has not designated at fair value are recognized initially in the financial statements at fair value on the date the guarantee is given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation as of the balance sheet date. These estimates are determined based on experience with similar transactions and history of past losses, and management's determination of the best estimate.

Any increase in the liability relating to guarantees is recorded in the consolidated statement of income in provision for credit losses.

Leasing Transactions

The Group enters into lease contracts, predominantly for premises, as a lessor and a lessee. The terms and conditions of these contracts are assessed and the leases are classified as operating leases or finance leases according to their economic substance at inception of the lease.

Lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group's consolidated balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Lessee

Assets held under finance leases are initially recognized on the consolidated balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Sale-Leaseback Arrangements

If a sale-leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount of the asset is not immediately recognized as income by a seller-lessee but is deferred and amortized over the lease term.

If a sale-leaseback transaction results in an operating lease, the timing of the profit recognition is a function of the difference between the sales price and fair value. When it is clear that the sales price is at fair value, the profit (the difference between the sales price and carrying value) is recognized immediately. If the sales price is below fair value, any profit or loss is recognized immediately, except that if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period the asset is expected to be used. If the sales price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

Employee Benefits

Pension Benefits

The Group provides a number of pension plans. In addition to defined contribution plans, there are retirement benefit plans accounted for as defined benefit plans. The assets of all the Group's defined contribution plans are held in independently-administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.

All retirement benefit plans accounted for as defined benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, salary increases and interest and inflation rates. Actuarial gains and losses are recognized in shareholders' equity and presented in the consolidated statement of comprehensive income in the period in which they occur. The majority of the Group's benefit plans are funded.

Other Post-Employment Benefits

In addition, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to retirement benefit plans these plans are valued using the projected unit-credit method. Actuarial gains and losses are recognized in full in the period in which they occur in shareholders' equity and presented in the consolidated statement of comprehensive income.

Refer to Note 33 "Employee Benefits" for further information on the accounting for pension benefits and other post-employment benefits.

Termination benefits

Termination benefits arise when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits as a liability and an expense if the Group is demonstrably committed to a detailed formal plan without realistic possibility of withdrawal. In the case of an offer made to encourage voluntary redundancy, termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value. The discount rate is determined by reference to market yields on high-quality corporate bonds.

Share-Based Compensation

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense.

The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (APIC). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but nonsubstantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and recognized over the vesting period in which the related employee services are rendered. The related obligations are included in other liabilities until paid.

Obligations to Purchase Common Shares

Forward purchases of Deutsche Bank shares, and written put options where Deutsche Bank shares are the underlying, are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception the obligation is recorded at the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as an obligation to purchase common shares.

The liabilities are accounted for on an accrual basis, and interest costs, which consist of time value of money and dividends, on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished and the charge to equity is reclassified to common shares in treasury.

Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are, in fact, dilutive.

Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. They are transactions in the Group's equity. All other derivative contracts in which Deutsche Bank shares are the underlying are recorded as financial assets/ liabilities at fair value through profit or loss.

Income Taxes

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions' tax laws. Current and deferred taxes are charged or credited to other comprehensive income if the tax relates to items that are charged or credited directly to other comprehensive income.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Current tax assets and liabilities are offset when (1) they arise from the same tax reporting entity or tax group of reporting entities, (2) the legally enforceable right to offset exists and (3) they are intended to be settled net or realized simultaneously.

Deferred tax assets and liabilities are offset when the legally enforceable right to offset current tax assets and liabilities exists and the deferred tax assets and liabilities relate to income taxes levied by the same taxing authority on either the same tax reporting entity or tax group of reporting entities.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such investments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.

Deferred tax related to fair value remeasurement of AFS investments, cash flow hedges and other items, which are charged or credited directly to other comprehensive income, is also credited or charged directly to other comprehensive income and subsequently recognized in the consolidated statement of income once the underlying gain or loss to which the deferred tax relates is realized.

For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price. If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized in other comprehensive income. If the amount deductible, or expected to be deductible, for tax purposes is less than the cumulative compensation expense, the shortfall is recognized in the Group's consolidated statement of income for the period.

The Group's insurance business in the United Kingdom (Abbey Life Assurance Company Limited) is subject to income tax on the policyholder's investment returns (policyholder tax). This tax is included in the Group's income tax expense/benefit even though it is economically the income tax expense/benefit of the policyholder, which reduces/increases the Group's liability to the policyholder.

Provisions

Provisions are recognized if the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party (for example, because the obligation is covered by an insurance policy), an asset is recognized if it is virtually certain that reimbursement will be received.

Consolidated Statement of Cash Flows

For purposes of the consolidated statement of cash flows, the Group's cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

The Group's assignment of cash flows to the operating, investing or financing category depends on the business model ("management approach"). For the Group the primary operating activity is to manage financial assets and financial liabilities. Therefore, the issuance and management of long-term borrowings is a core operating activity which is different than for a non-financial company, where borrowing is not a principal revenue producing activity and thus is part of the financing category.

The Group views the issuance of senior long-term debt as an operating activity. Senior long-term debt comprises structured notes and asset backed securities, which are designed and executed by CIB business lines and which are revenue generating activities. The other component is debt issued by Treasury, which is considered interchangeable with other funding sources; all of the funding costs are allocated to business activities to establish their profitability.

Cash flows related to subordinated long-term debt and trust preferred securities are viewed differently than those related to senior-long term debt because they are managed as an integral part of the Group's capital, primarily to meet regulatory capital requirements. As a result they are not interchangeable with other operating liabilities, but can only be interchanged with equity and thus are considered part of the financing category.

The amounts shown in the consolidated statement of cash flows do not precisely match the movements in the consolidated balance sheet from one period to the next as they exclude non-cash items such as movements due to foreign exchange translation and movements due to changes in the group of consolidated companies.

Movements in balances carried at fair value through profit or loss represent all changes affecting the carrying value. This includes the effects of market movements and cash inflows and outflows. The movements in balances carried at fair value are usually presented in operating cash flows.

Insurance

The Group's insurance business issues two types of contracts:

Insurance Contracts. These are annuity and universal life contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. As allowed by IFRS, the Group retained the accounting policies for insurance contracts which it applied prior to the adoption of IFRS. These accounting policies are described further below.

Non-Participating Investment Contracts ("Investment Contracts"). These contracts do not contain significant insurance risk or discretionary participation features. These are measured and reported consistently with other financial liabilities, which are classified as financial liabilities at fair value through profit or loss.

Financial assets held to back annuity contracts have been classified as financial instruments AFS. Financial assets held for other insurance and investment contracts have been designated as fair value through profit or loss under the fair value option.

Insurance Contracts

Premiums for single premium business are recognized as income when received. This is the date from which the policy is effective. For regular premium contracts, receivables are recognized at the date when payments are due. Premiums are shown before deduction of commissions. When policies lapse due to non-receipt of premiums, all related premium income accrued but not received from the date they are deemed to have lapsed, net of related expense, is offset against premiums.

Claims are recorded as an expense when they are incurred, and reflect the cost of all claims arising during the year, including policyholder profit participations allocated in anticipation of a participation declaration.

The aggregate policy reserves for universal life insurance contracts are equal to the account balance, which represents premiums received and investment returns credited to the policy, less deductions for mortality costs and expense charges. For other unit-linked insurance contracts the policy reserve represents the fair value of the underlying assets.

For annuity contracts, the liability is calculated by estimating the future cash flows over the duration of the in force contracts and discounting them back to the valuation date allowing for the probability of occurrence. The assumptions are fixed at the date of acquisition with suitable provisions for adverse deviations (PADs). This calculated liability value is tested against a value calculated using best estimate assumptions and interest rates based on the yield on the amortized cost of the underlying assets. Should this test produce a higher value, the liability amount would be reset.

Aggregate policy reserves include liabilities for certain options attached to the Group's unit-linked pension products. These liabilities are calculated based on contractual obligations using actuarial assumptions.

Liability adequacy tests are performed for the insurance portfolios on the basis of estimated future claims, costs, premiums earned and proportionate investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expense indicate that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency is recognized.

The costs directly attributable to the acquisition of incremental insurance and investment business are deferred to the extent that they are expected to be recoverable out of future margins in revenues on these contracts. These costs will be amortized systematically over a period no longer than that in which they are expected to be recovered out of these future margins.

Investment Contracts

All of the Group's investment contracts are unit-linked. These contract liabilities are determined using current unit prices multiplied by the number of units attributed to the contract holders as of the balance sheet date.

As this amount represents fair value, the liabilities have been classified as financial liabilities at fair value through profit or loss. Deposits collected under investment contracts are accounted for as an adjustment to the investment contract liabilities. Investment income attributable to investment contracts is included in the consolidated statement of income. Investment contract claims reflect the excess of amounts paid over the account balance released. Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services.

The financial assets for investment contracts are recorded at fair value with changes in fair value, and offsetting changes in the fair value of the corresponding financial liabilities, recorded in profit or loss.

Reinsurance

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Assets and liabilities related to reinsurance are reported on a gross basis when material. Amounts ceded to reinsurers from reserves for insurance contracts are estimated in a manner consistent with the reinsured risk. Accordingly, revenues and expenses related to reinsurance agreements are recognized in a manner consistent with the underlying risk of the business reinsured.

02 –
Critical Accounting Estimates

Certain of the accounting policies described in Note 01 "Significant Accounting Policies" require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Group's financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. The Group has identified the following significant accounting policies that involve critical accounting estimates.

Fair Value Estimates

Certain of the Group's financial instruments are carried at fair value with changes in fair value recognized in the consolidated statement of income. This includes trading assets and liabilities and financial assets and liabilities designated at fair value through profit or loss. In addition, financial assets that are classified as AFS are carried at fair value with the changes in fair value reported in other comprehensive income. Derivatives held for non-trading purposes are carried at fair value with changes in value recognized through the consolidated statement of income, except where they are designated in cash flow or net investment hedge accounting relationships when changes in fair value of the effective portion of the hedge are reflected directly in other comprehensive income.

Trading assets include debt and equity securities, derivatives held for trading purposes, commodities and trading loans. Trading liabilities consist primarily of derivative liabilities and short positions. Financial assets and liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase and reverse repurchase agreements, certain loans and loan commitments, debt and equity securities and structured note liabilities. Private equity investments in which the Group does not have a controlling financial interest or significant influence, are also carried at fair value either as trading instruments, designated as at fair value through profit or loss or as AFS instruments.

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale.

In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control framework and the standard monthly reporting cycle. The Group's specialist model validation and valuation groups focus attention on the areas of subjectivity and judgment.

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In particular, where data are obtained from infrequent market transactions extrapolation and interpolation techniques must be applied. In addition, where no market data are available parameter inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions with appropriate adjustments to reflect the terms of the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument, management has to establish what point within the range of estimates best represents fair value. Further, some valuation adjustments may require the exercise of management judgment to achieve fair value.

Methods of Determining Fair Value

A substantial percentage of the Group's financial assets and liabilities carried at fair value are based on, or derived from, observable prices or inputs. The availability of observable prices or inputs varies by product and market, and may change over time. For example, observable prices or inputs are usually available for: liquid securities; exchange traded derivatives; over the counter (OTC) derivatives transacted in liquid trading markets such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies; and equity swap and option contracts on listed securities or indices. If observable prices or inputs are available, they are utilized in the determination of fair value and, as such, fair value can be determined without significant judgment. This includes instruments for which the fair value is derived from a valuation model that is standard across the industry and the inputs are directly observable. This is the case for many generic swap and option contracts.

In other markets or for certain instruments, observable prices or inputs are not available, and fair value is determined using valuation techniques appropriate for the particular instrument. For example, instruments subject to valuation techniques include: trading loans and other loans or loan commitments designated at fair value through profit or loss, under the fair value option; new, complex and long-dated OTC derivatives; transactions in immature or limited markets; distressed debt securities and loans; private equity securities and retained interests in securitizations of financial assets. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Valuation techniques include industry standard models based on discounted cash flow analysis, which are dependent upon estimated future cash flows and the discount rate used. For more complex products, the valuation models include more complex modeling techniques, parameters and assumptions, such as volatility, correlation, prepayment speeds, default rates and loss severity. Management judgment is required in the selection and application of the appropriate parameters, assumptions and modeling techniques. Because the objective of using a valuation technique is to establish the price at which market participants would currently transact, the valuation techniques incorporate all factors that the Group believes market participants would consider in setting a transaction price.

Valuation adjustments are an integral part of the fair value process that requires the exercise of judgment. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-offer spread valuation adjustments, liquidity, and credit risk (both counterparty credit risk in relation to financial assets and the Group's own credit risk in relation to financial liabilities which are at fair value through profit or loss).

The fair value of the Group's financial liabilities which are at fair value through profit or loss (e.g., OTC derivative liabilities and structured note liabilities designated at fair value through profit or loss) incorporates the change in the Group's own credit risk of the financial liability. For derivative liabilities the Group considers its own creditworthiness by assessing all counterparties' potential future exposure to us, taking into account any collateral provided, the effect of any master netting agreements, expected loss given default and the Group's own credit risk based on historic default levels. The change in the Group's own credit risk for structured note liabilities is calculated by discounting the contractual cash flows of the instrument using the rate at which similar instruments would be issued at the measurement date. The resulting fair value is an estimate of the price at which the specific liability would be exchanged at the measurement date with another market participant.

Under IFRS, if there are significant unobservable inputs used in the valuation technique as of the trade date the financial instrument is recognized at the transaction price and any trade date profit is deferred. Management judgment is required in determining whether there exist significant unobservable inputs in the valuation technique. Once deferred the decision to subsequently recognize the trade date profit requires a careful assessment of the then current facts and circumstances supporting observability of parameters and/or risk mitigation.

The Group has established internal control procedures over the valuation process to provide assurance over the appropriateness of the fair values applied. If fair value is determined by valuation models, the assumptions and techniques within the models are independently validated by a specialist group. Price and parameter inputs, assumptions and valuation adjustments are subject to verification and review processes. If the price and parameter inputs are observable, they are verified against independent sources.

If prices and parameter inputs or assumptions are not observable, the appropriateness of fair value is subject to additional procedures to assess its reasonableness. Such procedures include performing revaluations using independently generated models, assessing the valuations against appropriate proxy instruments, performing sensitivity analysis and extrapolation techniques, and considering other benchmarks. Assessment is made as to whether the valuation techniques yield fair value estimates that are reflective of the way the market operates by calibrating the results of the valuation models against market transactions. These procedures require the application of management judgment.

Other valuation controls include review and analysis of daily profit and loss, validation of valuation through close out profit and loss and Value-at-Risk back-testing.

Fair Value Estimates Used in Disclosures

Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the valuation method used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). This disclosure is provided in Note 14 "Financial Instruments carried at Fair Value". The financial assets held at fair value categorized in level 3 were € 47.3 billion at December 31, 2010, compared to € 58.2 billion at December 31, 2009. The financial liabilities held at fair value categorized in level 3 were € 13.0 billion at December 31, 2010 and € 18.2 billion at December 31, 2009. Management judgment is required in determining the category to which certain instruments should be allocated. This specifically arises when the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.

In addition to the fair value hierarchy disclosure in Note 14 "Financial Instruments carried at Fair Value" the Group provides a sensitivity analysis of the impact upon the level 3 financial instruments of using a reasonably possible alternative for the unobservable parameter. The determination of reasonably possible alternatives requires significant management judgment.

For financial instruments measured at amortized cost (which includes loans, deposits and short and long term debt issued) the Group discloses the fair value. This disclosure is provided in Note 15 "Fair Value of Financial Instruments not carried at Fair Value". Generally there is limited or no trading activity in these instruments and therefore the fair value determination requires significant management judgment.

Reclassification of Financial Assets

The Group classifies financial assets into the following categories: financial assets at fair value through profit or loss, financial assets AFS or loans. The appropriate classification of financial assets is determined at the time of initial recognition. In addition, under the amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets" which were approved by the IASB and endorsed by the EU in October 2008, it is permissible to reclassify certain financial assets out of financial assets at fair value through profit or loss (trading assets) and the AFS classifications into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no ability for subsequent reclassification back to the trading or AFS classifications. Refer to Note 13 "Amendments to IAS 39 and IFRS 7, 'Reclassification of Financial Assets'" for further information on the assets reclassified by the Group.

Significant management judgment and assumptions are required to identify assets eligible under the amendments for which expected repayment exceeds estimated fair value. Significant management judgment and assumptions are also required to estimate the fair value of the assets identified (as described in "Fair Value Estimates") at the date of reclassification, which becomes the amortized cost base under the loan classification. The task facing management in both these matters can be particularly challenging in the highly volatile and uncertain economic and financial market conditions such as those which existed in the third and fourth quarters of 2008. The change of intent to hold for the foreseeable future is another matter requiring significant management judgment. The change in intent is not simply determined because of an absence of attractive prices nor is foreseeable future defined as the period until the return of attractive prices. Refer to Note 01 "Significant Accounting Policies – Reclassification of Financial Assets" for the Group's minimum requirements for what constitutes foreseeable future.

Impairment of Loans and Provision for Off-Balance Sheet Positions

The accounting estimates and judgments related to the impairment of loans and provision for off-balance sheet positions is a critical accounting estimate for the Corporate Banking & Securities and Private & Business Clients corporate divisions because the underlying assumptions used for both the individually and collectively assessed impairment can change from period to period and may significantly affect the Group's results of operations.

In assessing assets for impairment, management judgment is required, particularly in circumstances of economic and financial uncertainty, such as those of the recent financial crisis, when developments and changes to expected cash flows can occur both with greater rapidity and less predictability.

The provision for credit losses totaled € 1,273 million, € 2,630 million and € 1,075 million for the years ended December 31, 2010, 2009 and 2008.

The determination of the impairment allowance required for loans which are deemed to be individually significant often requires the use of considerable management judgment concerning such matters as local economic conditions, the financial performance of the counterparty and the value of any collateral held, for which there may not be a readily accessible market. In certain situations, such as for certain leveraged loans, the Group may assess the enterprise value of the borrower to assess impairment. This requires use of considerable management judgment regarding timing of exit and the market value of the borrowing entity. The actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from the reported allowances.

The impairment allowance for portfolios of smaller-balance homogenous loans, such as those to individuals and small business customers of the private and retail business, and for those loans which are individually significant but for which no objective evidence of impairment exists, is determined on a collective basis. The collective impairment allowance is calculated on a portfolio basis using statistical models which incorporate numerous estimates and judgments. The Group performs a regular review of the models and underlying data and assumptions. The probability of defaults, loss recovery rates, and judgments concerning the ability of borrowers in foreign countries to transfer the foreign currency necessary to comply with debt repayments, among other things, are all taken into account during this review. For further discussion of the methodologies used to determine the Group's allowance for credit losses, see Note 01 "Significant Accounting Policies".

Impairment of Other Financial Assets

Equity method investments, and financial assets classified as AFS are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these assets are impaired. If there is objective evidence of an impairment of an associate or jointly-controlled entity, an impairment test is performed by comparing the investments' recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. In the case of equity investments classified as AFS, objective evidence of impairment would include a significant or prolonged decline in fair value of the investment below cost. It could also include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans. If information becomes available after the Group makes its evaluation, the Group may be required to recognize impairment in the future. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, the Group considers this to be a critical accounting estimate. The impairment reviews for equity method investments and financial assets AFS resulted in net impairment charges of € 2,588 million in 2010, € 1,125 million in 2009 and € 970 million in 2008. For additional information see Note 08 "Net Gains (Losses) on Financial Assets Available for Sale" and Note 17 "Equity Method Investments".

Impairment of Non-financial Assets

Certain non-financial assets, including goodwill and other intangible assets, are subject to impairment review. The Group records impairment losses on assets in this category when the Group believes that their carrying value may not be recoverable. A reversal of an impairment loss (excluding goodwill) is recognized immediately.

Goodwill and other intangible assets are tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that these assets may be impaired. The determination of the recoverable amount in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, the Group considers this estimate to be critical. As of December 31, 2010 and 2009, goodwill had carrying amounts of € 10.8 billion and € 7.4 billion, respectively, and other intangible assets had carrying amounts of € 4.8 billion and € 2.7 billion, respectively. Evaluation of impairment of these assets is a significant estimate for multiple businesses.

In 2010, other intangible assets impairment losses of € 41 million were recorded, of which € 29 million related to customer-related intangible assets recorded in GTB and a loss of € 12 million recorded on the write-down of purchased software included in AWM. In 2009, goodwill and other intangible assets impairment losses of € 157 million were recorded, of which € 151 million related to investments in Corporate Investments. In addition, € 291 million were recorded as reversals of impairment losses of other intangible assets in Asset and Wealth Management, which had been taken in the fourth quarter of 2008. In 2008, goodwill and other intangible assets impairment losses of € 586 million were recorded, of which € 580 million related to investments in Asset and Wealth Management. For further discussion on goodwill and other intangible assets, see Note 24 "Goodwill and Other Intangible Assets".

Deferred Tax Assets

The Group recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits or deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability. As of December 31, 2010 and December 31, 2009 the amount of unrecognized deferred tax assets was € 2.6 billion and € 1.3 billion, respectively and the amount of recognized deferred tax assets was € 8.3 billion and € 7.2 billion, respectively.

The Group believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because the underlying assumptions can change from period to period. For example, tax law changes or variances in future projected operating performance could result in a change of the deferred tax asset. If the Group was not able to realize all or part of its net deferred tax assets in the future, an adjustment to its deferred tax assets would be charged to income tax expense or directly to equity in the period such determination was made. If the Group was to recognize previously unrecognized deferred tax assets in the future, an adjustment to its deferred tax asset would be credited to income tax expense or directly to equity in the period such determination was made.

For further information on the Group's deferred taxes see Note 34 "Income Taxes".

Legal and Regulatory Contingencies and Uncertain Tax Positions

The Group conducts its business in many different legal, regulatory and tax environments, and, accordingly, legal claims, regulatory proceedings or uncertain income tax positions may arise.

The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions. The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37, "Provisions, Contingent Liabilities and Contingent Assets" or IAS 12, "Income Taxes", respectively. Significant judgment is required in making these estimates and the Group's final liabilities may ultimately be materially different.

Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liability may ultimately be materially different. The Group's total liability in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group's litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See Note 28 "Provisions" for information on the Group's judicial, regulatory and arbitration proceedings.

03 –
Recently Adopted and New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2010 in the preparation of these consolidated financial statements.

IFRS 3 and IAS 27

In January 2008, the IASB issued a revised version of IFRS 3, "Business Combinations" ("IFRS 3 R"), and an amended version of IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27 R").The main changes under these standards are that a) acquisition costs are recognized as an expense in the period in which they are incurred, b) contingent consideration is recognized and measured at fair value at the date the Group obtains control and subsequent changes in fair value are recorded through the consolidated statement of income, c) previously held equity interests are remeasured to fair value through earnings at the date the Group obtains control and d) changes in the Group's ownership interest in a subsidiary that do not result in a change in control are reported as equity. The Group adopted IFRS 3 R and IAS 27 R prospectively for all business combinations completed from January 1, 2010 and as such the impacts of these recently adopted standards have been applied to the acquisitions of the Sal. Oppenheim Group, parts of ABN AMRO's commercial banking activities in the Netherlands, and Deutsche Postbank Group (amongst others). During 2010 € 29 million of acquisition-related costs were expensed related to these acquisitions. No material amounts were recognized in earnings related to the fair value changes for contingent consideration in respect of the acquisitions during 2010. A loss of € 22 million was recognized in the consolidated statement of income related to the remeasurement of previously held equity interests for which the Group subsequently obtained control. Finally € 45 million were credited to equity for changes in the Group's ownership interests which did not result in a loss of control. For further information refer to Note 04 "Acquisitions and Dispositions".

Improvements to IFRS 2009

In April 2009, the IASB issued amendments to IFRS, which resulted from the IASB's annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS. The amendments were effective at the latest for annual periods beginning on or after January 1, 2010. The adoption of the amendments did not have a material impact on the Group's consolidated financial statements.

New Accounting Pronouncements

The following accounting pronouncements will be relevant to the Group but were not effective as at December 31, 2010 and therefore have not been applied in preparing these financial statements.

Improvements to IFRS 2010

In May 2010, the IASB issued amendments to IFRS, which resulted from the IASB's annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS. Most of the amendments are effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The adoption of the amendments is not expected to have a material impact on the Group's consolidated financial statements.

IAS 24

In November 2009, the IASB issued a revised version of IAS 24, "Related Party Disclosures" ("IAS 24 R"). IAS 24 R provides a partial exemption from the disclosure requirements for government-related entities. Additionally, the definition of a related party is amended to clarify that an associate includes subsidiaries of an associate and a joint venture includes subsidiaries of the joint venture. Following this clarification, the Group expects the number of related parties to increase. The revised standard is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The adoption of the revised standard will not have a material impact on the Group's consolidated financial statements.

IFRS 7

In October 2010, the IASB issued amendments to IFRS 7, "Disclosures – Transfers of Financial Assets". The amendments comprise additional disclosures on transfer transactions of financial assets (for example, securitizations), including possible effects of any risks that may remain with the transferor of the assets. Additional disclosures are also required if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. While approved by the IASB, the amendments have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amended disclosure requirements will have on the disclosures in its consolidated financial statements.

IFRS 9

In November 2009, the IASB issued IFRS 9, "Financial Instruments", as a first step in its project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 introduces new requirements for how an entity should classify and measure financial assets that are in the scope of IAS 39. The standard requires all financial assets to be classified on the basis of the entity's business model for managing the financial assets, and the contractual cash flow characteristics of the financial asset. A financial asset is measured at amortized cost if two criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and (b) the contractual cash flows under the instrument solely represent payments of principal and interest. If a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option, if doing so would significantly reduce or eliminate an accounting mismatch. If a financial asset does not meet the business model and contractual terms criteria to be measured at amortized cost, then it is subsequently measured at fair value. IFRS 9 also removes the requirement to separate embedded derivatives from financial asset hosts. It requires a hybrid contract with a financial asset host to be classified in its entirety at either amortized cost or fair value. IFRS 9 requires reclassifications when the entity's business model changes, which is expected to be an infrequent occurrence; in this case, the entity is required to reclassify affected financial assets prospectively. There is specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization. In addition to assessing the instrument itself against the IFRS 9 classification criteria, management should also 'look through' to the underlying pool of instruments that generate cash flows to assess their characteristics. To qualify for amortized cost, the investment must have equal or lower credit risk than the weighted-average credit risk in the underlying pool of instruments, and those instruments must meet certain criteria. If a 'look through' is impracticable, the tranche must be classified at fair value through profit or loss. Under IFRS 9, all equity investments should be measured at fair value. However, management has an option to present in other comprehensive income unrealized and realized fair value gains and losses on equity investments that are not held for trading. Such designation is available on initial recognition on an instrument-by-instrument basis and is irrevocable. There is no subsequent recycling of fair value gains and losses to profit or loss; however, dividends from such investments will continue to be recognized in profit or loss.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 9 should be applied retrospectively; however, if adopted before January 1, 2012, comparative periods do not need to be restated. IFRS 9 is superseded by IFRS 9 R as mentioned below. However, for annual periods beginning before January 1, 2013, an entity may elect to apply IFRS 9 or IFRS 9 R. While approved by the IASB, IFRS 9 has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRS 9 will have on its consolidated financial statements.

IFRS 9 R

In October 2010, the IASB issued a revised version of IFRS 9, "Financial Instruments" ("IFRS 9 R"). The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 R requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability's credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity. IFRS 9 R supersedes IFRS 9 and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. For annual periods beginning before January 1, 2013, an entity may elect to apply IFRS 9 R or IFRS 9. While approved by the IASB, IFRS 9 R has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRS 9 R will have on its consolidated financial statements.

04 – Acquisitions and Dispositions

The following business combinations which have been completed in 2010 are accounted for in accordance with the revised IFRS 3 R, "Business Combinations", which the Group adopted as of January 1, 2010. Accordingly, disclosures provided for these transactions are made on the basis of IFRS 3 R. However, both the accounting applied as well as disclosures provided for business combinations which were completed prior to January 1, 2010 remain under the governance of the predecessor standard IFRS 3 (2004).

In view of its significance, the Postbank elements of certain disclosures are separately identified in those other notes to the consolidated financial statements where Postbank has a material impact.

Business Combinations completed in 2010

Deutsche Postbank

Following the successful conclusion of the voluntary public takeover offer ("PTO") to the shareholders of Deutsche Postbank AG ("Postbank"), the PTO settled on December 3, 2010 ("closing date"). Together with Postbank shares already held before the PTO, the Group gained control by holding 113.7 million Postbank shares, equal to 51.98 % of all voting rights in Postbank. Accordingly, the Group commenced consolidation of Postbank Group as of December 3, 2010. Taking into account certain financial instruments on Postbank shares held by the Group prior to the closing date (see 'Treatment of the Group's equity investment and other financial instruments on Postbank held at the closing date' below), as of the closing date the consolidation of Postbank is based on a total equity interest of 79.40 %.

The following paragraphs provide detailed disclosures on the Postbank acquisition, specifically: a description of Postbank's business activities and the expected impact from their integration on the Group; the takeover offer; the Deutsche Bank capital increase; the treatment of the Group's equity investment and other financial instruments on Postbank shares held at the closing date; the purchase price allocation and other acquisition-related information.

Description of Postbank's business activities and the expected impact from their integration on the Group. With approximately 14 million domestic customers, more than 20,000 employees, 1,100 branches and total assets of € 240 billion, Postbank Group is one of the major providers of banking and other financial services in Germany. Its business activities comprise retail banking, business with corporate customers, money and capital markets activities as well as home savings loans (via the BHW Group which is part of the Postbank Group). In its Transaction Banking division, Postbank offers back office services for other financial services providers. Its business focuses on Germany and is complemented by selected engagements, principally in Western Europe and North America.

The Group's Management Agenda Phase 4 provides for a focus on core businesses in the Private Clients and Asset Management Group Division and home market leadership. In this context, the majority shareholding in Postbank further strengthens the PCAM Group Division, in particular the Private & Business Clients (PBC) Corporate Division, and enables the Group to strengthen and expand its leading position in the German home market. The combination of Deutsche Bank and Postbank offers significant cost and revenue synergy potential and growth opportunities. Furthermore, the inclusion of Postbank businesses in the Group's consolidated results will increase the level of retail banking earnings and strengthen and diversify the Group's refinancing basis due to the increased volumes in retail customer deposits.

Takeover Offer. The price per Postbank share offered in the PTO amounted to € 25.00. The acceptance period under the PTO commenced with the publication of the offer document on October 7, 2010 and ended with expiry of the additional acceptance period on November 24, 2010. The offer was accepted for 48.2 million Postbank shares, corresponding to 22.03 % of the Postbank share capital and voting rights. Therefore, the total cash consideration paid on December 3, 2010 for the Postbank shares acquired in the PTO amounted to € 1,205 million.

Deutsche Bank announced on November 30, 2010 that it had sold 0.5 million Postbank shares and on December 3, 2010 that it had sold a further 3.9 million Postbank shares both to a third party for a consideration of € 23.96 and € 21.75 per Postbank share, respectively. The sale, which was intended to avoid a delayed completion of the PTO that would have resulted from U.S. merger control proceedings, led to an intermediate legal shareholding of less than 50 % in Postbank. Along with the sale, Deutsche Bank concluded forward purchase contracts corresponding to the aforementioned number of Postbank shares with this third party for a cash consideration of € 23.96 and € 21.75 per Postbank share, respectively, plus a transaction fee of approximately € 0.03 and € 0.015 per share, respectively. The forward purchase contracts settled on December 10, 2010, following satisfaction of U.S. antitrust review and bank regulatory approval requirements. As a result, the Group increased its shareholding in Postbank to 51.98 % (equal to 113.7 million Postbank shares), the ultimate level achieved through the PTO. Although the shares had been legally sold to a third party, the Group retained the risks and rewards of those shares. It was deemed to be virtually certain that U.S. antitrust approval would be obtained so that the potential voting rights from those shares were included in the consolidation analysis for financial reporting purposes. Accordingly, the date of acquisition of the Postbank Group was determined as December 3, 2010.

Capital Increase of Deutsche Bank. In close coordination with the PTO, Deutsche Bank also implemented a capital increase from authorized capital against cash contributions. The capital increase was completed on October 6, 2010. In total, 308.6 million new registered no-par value shares (common shares) were issued, resulting in gross proceeds of € 10.2 billion. The net proceeds of € 10.1 billion raised from the issuance (after expenses of about € 0.1 billion net of tax) are primarily intended to cover the capital consumption from the consolidation of the Postbank Group, and, in addition, to support the existing capital base. Please refer to Note 31 "Common Shares" for additional information on the capital increase.

Treatment of the Group's equity investment and other financial instruments on Postbank held at the closing date. Prior to obtaining control, the Group directly held 29.95 % of the shares and voting rights of Postbank, giving it the ability to significantly influence Postbank's financial and operating policies. Accordingly, this investment was accounted for using the equity method.

In addition, the Group had subscribed to a mandatory exchangeable bond ("MEB") issued by Deutsche Post. The MEB was acquired by Deutsche Bank in February 2009 as part of a wider acquisition agreement with Deutsche Post regarding Postbank shares. According to the acquisition agreement, the MEB will be fully exchanged in 2012 for 60 million Postbank shares, or a 27.42 % stake. For accounting purposes, the MEB constitutes an equity investment which has risk and reward characteristics substantially similar to an ownership interest in the Postbank shares and therefore was included as part of the equity method investment. Upon recognition of the MEB, the equity method investment also contained an embedded derivative related to a profit sharing agreement with Deutsche Post on Deutsche Bank shares issued which were received as consideration by Deutsche Post. The embedded derivative was bifurcated as the risks and rewards from the profit sharing were not clearly and closely related to the host contract. The initial fair value of the embedded derivative was € 201 million which reduced the cost of the equity method investment in Postbank. Subsequent changes in the fair value of the options were reflected in profit or loss. The final value of the receivable arising from the embedded derivative, which is no longer remeasured since Deutsche Post sold all Deutsche Bank shares received as consideration for the initial acquisition of 50 million Postbank shares, amounted to € 677 million. The receivable is reported separately in other assets and will offset with the corresponding collateral received (liability) once the MEB matures, at which time both items will offset against each other.

During the third quarter 2010, the carrying amount of the equity method investment had been adjusted for a charge of approximately € 2.3 billion recognized in the Group's income statement within the line item "Net income (loss) from equity method investments". Since the Group had a clearly documented intention to gain control over Postbank and to commence consolidation in the fourth quarter 2010, this had to be reflected in the determination of the value in use of the equity method investment. Therefore, the charge had been determined based on the carrying amount of the Group's equity method investment in Postbank as of September 30, 2010 and an assumed fair value of the Postbank shares equal to the price of € 25.00 offered by Deutsche Bank in the PTO. This charge was allocated to the Corporate Investments Group Division.

On December 3, 2010, the date when control over Postbank was obtained, the Group remeasured to fair value its existing equity method investment in Postbank in accordance with IFRS 3 R. The fair value of the equity method investment was determined on the basis of the offer price of € 25.00, totaling an acquisition-date fair value of € 3,139 million. Considering the net share of profits attributable to the existing Postbank investment in the fourth quarter 2010, the balance of the equity method investment had increased by approximately € 22 million. Accordingly, as of the closing date the remeasurement resulted in a corresponding loss of € 22 million recognized in the Group's income statement of the fourth quarter 2010 within the line item "Net income (loss) from equity method investments". In accordance with IFRS 3 R, net losses recognized in other comprehensive income of € 6 million attributable to the Group's equity method investment in Postbank up to the closing date have been reclassified to the Group's income statement of the fourth quarter 2010. These effects were allocated to the Corporate Investments Group Division.

Along with the MEB, Deutsche Bank and Deutsche Post had also entered into put and call options for another 26.4 million Postbank shares held by Deutsche Post (12.07 % stake) which are exercisable between February 2012 and February 2013. The put and call options were reported as a derivative financial instrument measured at fair value through profit or loss.

Upon consolidation, the put and call option structure with Deutsche Post on Postbank shares was reclassified to an equity instrument due to the fact that it became a physically settled derivative on shares in a consolidated subsidiary settled for a fixed amount of cash. Therefore, its fair value of € 560 million (derivative liability) was reclassified into equity (additional paid-in capital). Correspondingly, for the respective shares under the put and call option structure, a liability was recognized at the present value of the expected purchase price, due to the requirement to purchase these shares under the put option agreement. The liability to purchase of € 1,286 million was recognized with a corresponding debt to equity (additional paid-in capital).

The following table summarizes the direct shareholdings and the MEB held by the Group in Postbank as well as the noncontrolling interests as of the acquisition date.

	Number of Postbank shares (in million)	Stake in %
Direct shareholding in Postbank before the PTO	65.5	29.95
Shares acquired in PTO	48.2	22.03
Total direct ownership	113.7	51.98
MEB	60.0	27.42
Total Group equity interest	173.7	79.40
Noncontrolling interests in Postbank	45.1	20.60
Total Postbank shares	218.8	100.00

Purchase Price Allocation and Other Acquisition-related Information. The following table summarizes the consideration transferred and the fair value of the Postbank equity method investment held before the business combination. It also details, as of December 3, 2010, the preliminary fair value amounts of assets acquired and liabilities assumed for the Postbank Group, a noncontrolling interest and goodwill acquired in the business combination.

Provisional Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.	
Consideration transferred	
Cash consideration transferred for PTO settlement	1,205
Deduction for settlement of pre-existing relationship	176
Net consideration transferred	1,029
Fair value of the Group's equity interests in Postbank held before the business combination	
Equity method investment[1] (excluding embedded derivative)	3,139
Total purchase consideration	4,168
Recognized amounts of identifiable assets acquired and liabilities assumed[2]	
Cash and cash equivalents	8,752
Financial assets at fair value through profit or loss	36,961
Financial assets available for sale	33,716
Loans	129,300
Intangible assets	1,557
All other assets	27,840
Deposits	139,859
Financial liabilities at fair value through profit or loss	31,983
Long-term debt	38,577
All other liabilities	24,813
Total identifiable net assets	2,894
Noncontrolling interest in Postbank	599
Deduction for settlement of pre-existing relationship	176
Total identifiable net assets attributable to DB shareholders	2,119
Preliminary Goodwill acquired by the Group	2,049
Total identifiable net assets and Goodwill acquired attributable to DB shareholders	4,168

1 Included a 29.95 % direct shareholding and the MEB which were both accounted for under the equity method.
2 By major class of assets acquired and liabilities assumed.

Compared to the "Illustrative economic purchase price value" for a 100 % of Postbank of € 6.4 billion as shown in the Investor Presentation on September 22, 2010, the difference to the above mentioned total purchase consideration for Postbank of € 4.2 billion mainly reflects effects from equity method accounting on the Postbank investment, the revaluation charges recorded in the third and fourth quarter 2010, lower volume of shares acquired under the PTO as in a full take-up scenario and excludes the put and call option from the purchase consideration.

The following table provides information about major classes of receivables that were acquired from Postbank on December 3, 2010 and that the Group classified as loans as of the acquisition date.

in € m.	
Contractually required cash flows including interest (undiscounted)	118,062
Less: Best estimate at the acquisition date of such contractual cash flows not expected to be collected	3,910
Cash flows expected to be collected[1]	114,152

1 Represents undiscounted expected principal and interest cash flows upon acquisition.

The acquisition-date fair value corresponding to these acquired receivables as derived by the Group amounted to € 106.8 billion, comprising both loans and advances to customers and to banks. This amount however did not include investment securities which the Group classified as loans with a fair value of € 22.5 billion and a notional amount of € 23.2 billion. The gross contractual amount of € 118.1 billion above represents the best estimate for the contractual cash flows of the loans and advances to customers and to banks. Consistent with the acquisition-date fair value of € 106.8 billion, this amount excludes investment securities which the Group classified as loans.

As part of the preliminary purchase price allocation, the Group recognized intangible assets of approximately € 1.6 billion included in the fair value of identifiable net assets acquired. These amounts represented both intangible assets included in the balance sheet of Postbank as well as those intangible assets which were identified in the purchase price allocation. The intangible assets mainly comprise customer relationships (€ 836 million), the Postbank trademark (€ 382 million) as well as software (€ 298 million).

Goodwill arising from the acquisition of Postbank was determined under the proportionate interest approach ("partial goodwill method") pursuant to IFRS 3 R. The goodwill largely reflects the value from revenue and cost synergies expected from the acquisition of Postbank. The goodwill, which has been fully assigned to PBC, is not expected to be deductible for tax purposes.

Included in all other liabilities of the opening balance sheet is the preliminary fair value of contingent liabilities recognized for certain obligations identified in the purchase price allocation. Their aggregated amount totaled € 110 million. The timing and actual amount of outflow are uncertain. It is expected that the majority of the liabilities will be settled over the next 5 to 14 years. The Group continues to analyze the development of these obligations and the potential timing of outflows.

The noncontrolling interests of € 599 million presented in the table of fair value of assets acquired and liabilities assumed above were determined at their proportionate share of Postbank's identifiable net assets ("partial goodwill method") measured at fair value as of the closing date.

Before the business combination, Deutsche Bank and Postbank were parties to certain transactions considered as pre-existing relationships. Among these transactions were various financial instruments included in the course of the parties' regular interbank and hedging activities, certain bonds issued by the Group or by Postbank which were held by the other party and specific payment services provided to the Group by Postbank. As of the acquisition date, the settlement of certain financial instruments issued by Deutsche Bank and held by Postbank resulted in an extinguishment loss of € 1 million included in other income of the Group's consolidated income statement of the fourth quarter 2010. Likewise, the determination of the consideration transferred and its allocation to Postbank's net assets acquired had been adjusted for € 176 million, the fair value of the related instruments as of the acquisition date.

In addition, the Group and Postbank are parties to a comprehensive, mutually beneficial cooperation agreement. The agreement was entered into in 2008 in context of the acquisition of a noncontrolling interest in Postbank and encompassed financing and investment products, business banking and commercial loans as well as customer-oriented services. The agreement also covered areas such as sourcing and IT-infrastructure.

Following consolidation commencing on December 3, 2010, Postbank contributed net revenues and net income after tax (including amortization of fair value adjustments from the preliminary purchase price allocation) of € 423 million and € 62 million, respectively, to the Group's income statement. Considering certain transaction and integration costs of € 48 million recorded on the Group level, the Postbank consolidation impact on PBC's income before income taxes attributable to DB shareholders in 2010 amounted to € 30 million.

If consolidation had been effective as of January 1, 2010, Postbank's pro-forma contribution to the Group's net revenues and net income after tax in 2010 would have been € 3,805 million and € 138 million, respectively. This pro-forma performance information was determined on the basis of Postbank's preliminary stand-alone results for the year 2010 and does not include any amortization of notional fair value adjustments from the purchase price allocation for the period January 1, 2010 through December 31, 2010, any consolidation adjustments or the revaluation charge which the Group had actually recorded in the third and fourth quarter of 2010 on its previous equity method investment in Postbank.

Acquisition-related costs borne by the Group as the acquirer amounted to € 12 million which were recognized in general and administrative expenses in the Group's income statement for 2010.

Due to closing of the transaction only shortly before year-end and given its complexity, the initial acquisition accounting for the business combination is not yet completed.

ABN AMRO

On April 1, 2010, Deutsche Bank completed the acquisition of parts of ABN AMRO Bank N.V.'s ("ABN AMRO") commercial banking activities in the Netherlands for an initial consideration of € 700 million paid in cash in the second quarter 2010. The amount of the consideration was reduced in the fourth quarter 2010 by € 13 million following preliminary adjustments made to the closing balance sheet of the acquired businesses. The adjusted total consideration of € 687 million is considered preliminary until the closing balance sheet has been finalized. The closing of the acquisition followed the approval by the European Commission (EC) and other regulatory bodies. As of the closing date, Deutsche Bank obtained control over the acquired businesses and accordingly commenced consolidation in the second quarter 2010. The acquisition is a key element in Deutsche Bank's strategy of further expanding its classic banking businesses. With the acquisition, the Group has become the fourth-largest provider of commercial banking services in the Netherlands.

The acquisition included 100 % of the voting equity interests in the acquired businesses and encompasses the following activities:

— two corporate client units in Amsterdam and Eindhoven, serving large corporate clients,
— 13 commercial branches that serve small and medium-sized enterprises,
— Rotterdam-based bank Hollandsche Bank Unie N.V. ("HBU"), and
— IFN Finance B.V., the Dutch part of ABN AMRO's factoring unit IFN Group.

The two corporate client units, the 13 branches and HBU were included in a separate legal entity prior to the acquisition which was renamed as Deutsche Bank Nederland N.V. immediately after the acquisition. Both Deutsche Bank Nederland N.V. and IFN Finance B.V. have become direct subsidiaries of Deutsche Bank. The acquired businesses, which serve over 34,000 clients and employ 1,300 people, are using the Deutsche Bank brand name and are part of the Group's Global Transaction Banking Corporate Division.

Pending the finalization of the initial acquisition accounting of the business combination, as of the reporting date the determination and allocation of the purchase price and the net fair values of identifiable assets and liabilities for ABN AMRO as of the acquisition date are not yet complete. This includes the completion of the closing balance sheet and the finalization of fair value adjustments for certain parts of the opening balance sheet of the aquiree. Accordingly, the business combination is still subject to finalization within the applicable measurement period.

At year-end 2010, the provisional fair value amounts recognized for ABN AMRO as of the acquisition date were as follows:

Provisional Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.	
Consideration transferred	
Cash consideration transferred	700
Preliminary purchase price adjustment	(13)
Total purchase consideration	**687**
Recognized amounts of identifiable assets acquired and liabilities assumed[1]	
Cash and cash equivalents	113
Interest-earning time deposits with banks	71
Financial assets at fair value through profit or loss	779
Loans	9,802
Intangible assets	168
All other assets	810
Deposits	8,211
Financial liabilities at fair value through profit or loss	786
All other liabilities	1,843
Total identifiable net assets	**903**
Preliminary Negative Goodwill	216
Total identifiable net assets acquired, less Negative Goodwill	**687**

[1] By major class of assets acquired and liabilities assumed.

As part of the purchase price allocation, customer relationships of € 168 million were identified as amortizing intangible assets.

The excess of the fair value of identifiable net assets acquired over the fair value of the total consideration transferred resulted in the recognition of negative goodwill of € 216 million which was recorded as a gain in other income on the Group's income statement for 2010. The main reason that led to the recognition of negative goodwill was the divestiture of parts of ABN AMRO's Dutch commercial banking business and factoring services as required by the EC, following the acquisition of ABN AMRO Holding N.V. through a consortium of The Royal Bank of Scotland, Fortis Bank and Banco Santander in October 2007. The gain recognized is tax-exempt.

Under the terms and conditions of the acquisition, ABN AMRO is providing initial credit risk coverage for 75 % of ultimate credit losses of the acquired loan portfolio (excluding IFN Finance B.V.). The maximum credit risk coverage is capped at 10 % of the portfolio volume. As of the acquisition date, the fair value of the guarantee totaled € 544 million, which is amortized over the expected average life-time of the underlying portfolio.

The following table provides information about financial assets that were acquired from ABN AMRO on April 1, 2010 and that the Group classified as loans of the acquisition date.

in € m.	
Contractually required cash flows including interest (undiscounted)	11,503
Less: Best estimate at the acquisition date of such contractual cash flows not expected to be collected	245
Cash flows expected to be collected[1]	11,258

1 Represents undiscounted expected principal and interest cash flows upon acquisition.

In respect of acquisition-related costs, € 15 million were recognized in general and administrative expenses in the Group's income statement for 2010, and € 8 million were incurred and recognized in 2009 and 2008.

Since the acquisition and excluding the above gain recognized from negative goodwill, the acquired businesses contributed net revenues and net income after tax of € 405 million and € 35 million, respectively, to the Group's income statement. If the acquisition had been effective as of January 1, 2010, the effect on the Group's net revenues and net income after tax in 2010 (excluding the above mentioned gain from negative goodwill) would have been € 501 million and € 77 million, respectively.

Sal. Oppenheim

On March 15, 2010, Deutsche Bank closed the acquisition of 100 % of the voting equity interests in Luxembourg-based Sal. Oppenheim jr. & Cie. S.C.A. ("Sal. Oppenheim S.C.A."), the holding company of the Sal. Oppenheim Group, for a total purchase price of € 1,261 million paid in cash. Of the purchase price, € 275 million was paid for BHF Asset Servicing GmbH ("BAS"), which, at the date of acquisition, had already been classified as asset held for sale and therefore was treated as a separate transaction distinct from the remaining Sal. Oppenheim Group. As all significant legal and regulatory approvals had been obtained by January 29, 2010, the date of acquisition was set at that date and, accordingly, the Group commenced consolidation of Sal. Oppenheim in the first quarter 2010. According to the framework agreement reached in the fourth quarter 2009, the former shareholders of Sal. Oppenheim S.C.A. have the option of acquiring a long-term shareholding of up to 20 % in the German subsidiary Sal. Oppenheim jr. & Cie. AG & Co. KGaA. As of the reporting date, the acquisition-date fair value of the option is zero.

The acquisition enables the Group to strengthen its Asset and Wealth Management activities among high-net-worth private clients, family offices and trusts in Europe and especially in Germany. Sal. Oppenheim Group's independent wealth management activities are being expanded under the established brand name of the traditional private bank, while preserving its private bank character. Its integrated asset management concept for private and institutional clients is to be retained.

As a result of the acquisition, the Group obtained control over Sal. Oppenheim S.C.A., which subsequently became a wholly-owned subsidiary of Deutsche Bank. All Sal. Oppenheim Group operations, including all of its asset and wealth management activities, the investment bank, BHF-BANK Group ("BHF-BANK"), BAS and the private equity fund of funds business managed in the separate holding Sal. Oppenheim Private Equity Partners S.A. were transferred to Deutsche Bank. Upon the acquisition, all of the Sal. Oppenheim Group businesses were integrated into the Group's Asset and Wealth Management Corporate Division, except that BHF-BANK and BAS initially became part of the Corporate Investments Group Division. During the second quarter 2010, BHF-BANK and BAS were also transferred to the Corporate Division Asset and Wealth Management.

The sale of BAS to Bank of New York Mellon was consummated in August 2010. Also, as part of the Sal. Oppenheim Group, the Group acquired Services Généraux de Gestion S.A. and its subsidiaries, which were on-sold in the first quarter 2010. Over the course of the year 2010, Sal. Oppenheim Group discontinued most of its investment banking activities via sale or wind-down. The Equity Trading & Derivatives and Capital Markets Sales and Research units were acquired by Australia's Macquarie Group in the second quarter 2010. On December 23, 2010, Deutsche Bank announced that it had agreed with Liechtenstein's LGT Group on important aspects of the sale of BHF-BANK and to conduct exclusive negotiations with LGT Group concerning the contemplated sale of BHF-BANK. The negotiations to finalize the contractual details are expected to be completed during the first quarter of 2011. Accordingly, the Group classified BHF-BANK as a disposal group held for sale as of December 31, 2010. For further information, please also refer to Note 25 "Assets held for Sale".

As of the reporting date, the acquisition-date fair value of the total consideration transferred for the Sal. Oppenheim Group and BAS is € 1,261 million. According to the framework agreement reached with the former shareholders of Sal. Oppenheim S.C.A., the purchase price might increase by up to € 476 million net payable in 2015, provided that certain risk positions (in particular legal and credit risk) do not materialize through 2015. As of the reporting date, the fair value estimate of the contingent consideration is zero.

The fair value amounts recognized for the Sal. Oppenheim Group (excluding BAS) as of the acquisition date were as follows:

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.	
Consideration transferred	
Cash consideration transferred	986
Fair value of contingent consideration	0
Total purchase consideration	986
Recognized amounts of identifiable assets acquired and liabilities assumed[1]	
Cash and cash equivalents	2,638
Interest-earning time deposits with banks	3,298
Central bank funds sold and securities purchased under resale agreements	889
Financial assets at fair value through profit or loss	6,626
Financial assets available for sale	6,174
Loans	5,609
Intangible assets	162
Assets classified as held for sale	1,884
All other assets	2,677
Deposits	18,461
Central bank funds purchased and securities sold under repurchase agreements	796
Financial liabilities at fair value through profit or loss	5,443
Long-term debt	1,737
Liabilities classified as held for sale	1,836
All other liabilities	1,534
Total identifiable net assets	150
Noncontrolling interests in Sal. Oppenheim Group	8
Total identifiable net assets attributable to DB shareholders	142
Goodwill	844
Total identifiable net assets and Goodwill acquired attributable to DB shareholders	986

[1] By major class of assets acquired and liabilities assumed.

The acquisition resulted in the recognition of goodwill of € 844 million which largely consists of synergies expected by combining certain operations in the asset and wealth management areas as well as an increased market presence in these businesses in Germany, Luxembourg, Switzerland and Austria. The goodwill is not expected to be deductible for tax purposes. Intangible assets included in the identifiable net assets acquired mainly represent software, customer relationships and the Sal. Oppenheim trademark. As part of the purchase price allocation, Deutsche Bank recognized a contingent liability of € 251 million for a large population of items relating to certain businesses acquired from Sal. Oppenheim Group. The timing and actual amount of outflow are uncertain. It is expected that these obligations will be settled over the next five years. The Group continues to analyze the risks and the potential timing of outflows.

The following table provides information about financial assets that were acquired from Sal. Oppenheim and that the Group classified as loans as of the acquisition date.

in € m.	
Contractually required cash flows including interest (undiscounted)	6,940
Less: Best estimate at the acquisition date of such contractual cash flows not expected to be collected	1,187
Cash flows expected to be collected[1]	5,753

[1] Represents undiscounted expected principal and interest cash flows upon acquisition.

Following the acquisition but on the date of closing, Deutsche Bank made a capital injection of € 195 million into the new subsidiary Sal. Oppenheim S.C.A. This amount does not form part of the purchase consideration and accordingly is not included in the aforementioned goodwill calculation.

In respect of acquisition-related costs, € 2 million were recognized in general and administrative expenses in the Group's income statement for 2010. In addition, € 11 million were incurred and recognized in 2009.

Following the acquisition, the Sal. Oppenheim Group (excluding BAS) contributed net revenues and a net loss after tax of € 568 million and € 308 million, respectively, to the Group's income statement. If the acquisition had been effective as of January 1, 2010, the contribution to the Group's net revenues and net income in 2010 would have been € 599 million and a loss of € 336 million, respectively.

Other Business Combinations completed in 2010

Other business combinations, not being individually material, which were finalized in 2010, included the step-acquisition of an additional 47.5 % interest in an existing associate domiciled in the Philippines. The acquisition resulted in a controlling ownership interest of 95 % and the consolidation of the investment in the first quarter 2010. The total consideration of € 6 million paid in cash was allocated to net assets acquired (including liabilities assumed) of € 10 million, resulting in negative goodwill of € 4 million which was recognized in other income in the Group's income statement of the first quarter 2010. The investment was integrated into CB&S.

Also in 2010, the Group acquired 100 % of the voting rights of a U.S. based investment advisor company for a total consideration of € 2 million which was fully allocated to goodwill. Consolidation of the company commenced in the fourth quarter 2010. The investment was integrated into CB&S.

The fair value amounts recognized for these business combinations as of the acquisition date were as follows.

in € m.	
Total purchase consideration, including fair value of the Group's equity interest held before the business combination	8
Recognized amounts of identifiable assets acquired and liabilities assumed[1]:	
Cash and cash equivalents	3
Financial assets available for sale	14
All other assets	1
Long-term debt	7
All other liabilities	1
Total identifiable net assets	10
Noncontrolling interests	0
Total identifiable net assets attributable to DB shareholders	10
Goodwill	2
Negative Goodwill	4
Total identifiable net assets and Goodwill acquired attributable to DB shareholders, less Negative Goodwill	8

[1] By major class of assets acquired and liabilities assumed.

Since the acquisition, these businesses collectively contributed net revenues and net income after tax of € 2 million each to the Group's income statement. If the acquisitions had been effective as of January 1, 2010, the effect on the Group's net revenues and net income after tax in 2010 also would have been € 2 million each.

Business Combinations finalized in 2009

In 2009, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, none were individually significant and are, therefore, presented in the aggregate. These transactions involved the acquisition of interests of 100 % respectively for a total consideration of € 22 million, including cash payments of € 20 million and costs of € 2 million directly related to these acquisitions. The aggregated purchase prices were initially allocated as other intangible assets of € 21 million, reflecting customer relationships, and goodwill of € 1 million. Among these transactions is the acquisition of Dresdner Bank's Global Agency Securities Lending business which closed on November 30, 2009. The business is operating from offices in London, New York and Frankfurt and was integrated into Global Transaction Banking. The completion of this transaction added one of the largest third-party agency securities lending providers to the Group's existing custody platform, closing a strategic product gap in the securities servicing area.

The aggregate impact from these acquisitions on the Group's 2009 balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	–	–	–
Goodwill	–	1	1
Other intangible assets	–	21	21
All remaining assets	–	–	–
Total assets	–	22	22
Liabilities:			
Long-term debt	–	–	–
All remaining liabilities	–	3	3
Total liabilities	–	3	3
Net assets	–	19	19
Total liabilities and equity	–	22	22

In finalizing these business combinations in 2010, the aggregated purchase prices were allocated as other intangible assets of € 16 million, reflecting customer relationships, and goodwill of € 6 million.

Their related effect on net revenues and net profit or loss after tax of the Group in 2009 was € 1 million and € (1) million, respectively.

Potential Profit or Loss Impact of Business Combinations finalized in 2009

If the business combinations described above which were finalized in 2009 had all been effective as of January 1, 2009, the effect on the Group's net revenues and net profit or loss after tax in 2009 would have been € 22 million and less than € 1 million, respectively.

Business Combinations finalized in 2008

In 2008, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, the reacquisition of Maher Terminals LLC and Maher Terminals of Canada Corp. and the acquisition of DB HedgeWorks, LLC were individually significant and are, therefore, presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

Maher Terminals LLC and Maher Terminals of Canada Corp.

Commencing June 30, 2008, the Group has consolidated Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. Maher Terminals was acquired as seed asset for the North American Infrastructure Fund. The Group initially owned 100 % of Maher Terminals and following a partial sale of an 11.4 % minority stake to the RREEF North America Infrastructure Fund in 2007, the Group retained a noncontrolling interest which was accounted for as equity method investment under the held for sale category at December 31, 2007. In a subsequent effort to restructure the fund in 2008, RREEF Infrastructure reacquired all outstanding interests in the North America Infrastructure Fund, whose sole investment was Maher Terminals, for a cash consideration of € 109 million.

In discontinuing the held for sale accounting for the investment at the end of the third quarter 2008, the assets and liabilities of Maher Terminals were reclassified from the held for sale category, with the reacquisition accounted for as a purchase transaction. The cost of this acquisition was allocated as goodwill of € 33 million and net tangible assets of € 76 million. At acquisition, Maher Terminals was included in AWM. Following a change in management responsibility, Maher Terminals was transferred to CI effective January 1, 2009.

As of the acquisition date, the impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition and included under held-for-sale category	Reclassification from held-for-sale category and Adjustments to fair value	Fair value
Assets:			
Interest-earning time deposits with banks	–	30	30
Property and equipment	–	169	169
Goodwill	–	597	597
Other intangible assets	–	770	770
All remaining assets	1,840	(1,656)	184
Total assets	1,840	(90)	1,750
Liabilities:			
Long-term debt	–	839	839
All remaining liabilities	983	(845)	138
Total liabilities	983	(6)	977
Net assets	857	(84)	773
Total liabilities and equity	1,840	(90)	1,750

Post-acquisition net revenues and net losses after tax related to Maher Terminals in 2008 amounted to negative € 7 million and € 256 million, respectively. The latter included a charge of € 175 million net of tax reflecting a goodwill impairment loss recognized in the fourth quarter 2008.

DB HedgeWorks, LLC

On January 31, 2008, the Group acquired 100 % of HedgeWorks, LLC, a hedge fund administrator based in the United States which it subsequently renamed DB HedgeWorks, LLC ("DB HedgeWorks"). The acquisition further strengthened the Group's service offering to the hedge fund industry. The cost of this business combination consisted of a cash payment of € 19 million and another € 15 million subject to the acquiree exceeding certain performance targets over the following three years. The purchase price was allocated as goodwill of € 28 million, other intangible assets of € 5 million and net tangible assets of € 1 million. DB HedgeWorks is included in GTB. The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	1	–	1
Goodwill	–	28	28
Other intangible assets	–	5	5
All remaining assets	1	–	1
Total assets	2	33	35
Liabilities:			
Long-term debt	–	15	15
All remaining liabilities	1	–	1
Total liabilities	1	15	16
Net assets	1	18	19
Total liabilities and equity	2	33	35

Following the acquisition in 2008, DB HedgeWorks recorded net revenues and net losses after tax of € 6 million and € 2 million, respectively.

Other Business Combinations finalized in 2008

Other business combinations, not being individually material, which were finalized in 2008, are presented in the aggregate, and, among others, included the acquisition of Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm, as well as the acquisition of the operating platform of Pago eTransaction GmbH, a cash management and merchant acquiring business domiciled in Germany. These transactions involved the acquisition of majority interests ranging between more than 50 % and up to 100 % for a total consideration of € 7 million, including less than € 1 million of costs directly related to these acquisitions.

Their impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	4	6	10
Interest-earning demand deposits with banks	6	3	9
Interest-earning time deposits with banks	2	3	5
Other intangible assets	–	1	1
All remaining assets	20	2	22
Total assets	32	15	47
Liabilities:			
Other liabilities	1	7	8
All remaining liabilities	–	1	1
Total liabilities	1	8	9
Net assets	31	7	38
Total liabilities and equity	32	15	47

The effect of these acquisitions on net revenues and net profit or loss after tax of the Group in 2008 was € 2 million and € (4) million, respectively.

Potential Profit or Loss Impact of Business Combinations finalized in 2008

If the business combinations described above which were finalized in 2008 had all been effective as of January 1, 2008, the effect on the Group's net revenues and net profit or loss after tax in 2008 would have been € 44 million and € (223) million, respectively. The latter included a charge of € 175 million net of tax reflecting a goodwill impairment related to Maher Terminals recognized in the fourth quarter 2008.

Acquisitions and Dispositions of Noncontrolling Interests while Retaining Control

During 2010, the Group completed acquisitions and dispositions of noncontrolling interests related to its investments in subsidiaries where the Group is not the sole owner and which did not result in the loss of control over the respective subsidiaries. In accordance with IAS 27 R, they were accounted for as equity transactions between the Group and outside shareholders with no gain or loss recognized in the income statement. The net cash consideration paid on these transactions totaled € 13 million. The carrying amounts of the related controlling and noncontrolling interests were adjusted to reflect the changes regarding the Group's interests in these subsidiaries. Any difference between the fair values of the consideration transferred or received and the amounts by which the noncontrolling interests were adjusted is recognized directly in shareholders' equity.

The following table summarizes the aggregated effect of changes in the Group's ownership interests in these subsidiaries recognized in 2010.

in € m.	2010
DB's ownership interests as of January 1, 2010	136
Net increase in Deutsche Bank's ownership interests	76
Group's share of net income or loss	(11)
Group's share of other comprehensive income	29
Group's share of other equity changes	(49)
DB's ownership interests as of December 31, 2010	181

Dispositions

During 2010, 2009 and 2008, the Group finalized several dispositions of subsidiaries/businesses. These disposals included the sale of BAS in the third quarter 2010, a business already classified as held for sale as part of the acquisition of the Sal. Oppenheim Group in the first quarter 2010. For a list and further details about these dispositions, please see Note 05 "Business Segments and Related Information". The total cash consideration received for these dispositions in 2010, 2009 and 2008 was € 281 million, € 51 million and € 182 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2010	2009	2008
Cash and cash equivalents	45	49	66
All remaining assets	2,180	15	4,079
Total assets disposed	2,225	64	4,145
Total liabilities disposed	1,932	73	3,490

Also included in these dispositions completed in 2010 were several divestitures in which the Group retained noncontrolling interests in the former subsidiaries. None of these disposal transactions were individually significant. The interests retained in the former subsidiaries were recognized initially at fair value as of the date when control was lost, on which date these interests were subsequently accounted for under the equity method. The resulting net gain recognized on these divestitures totaled € 15 million and is included in other income. Of that net gain, € 5 million are related to the remeasurement to fair value of the interests retained in these former subsidiaries.

05 – Business Segments and Related Information

The following segment information has been prepared in accordance with the "management approach", which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to assess its performance.

Business Segments

The following business segments represent the Group's organizational structure as reflected in its internal management reporting systems.

The Group is organized into three group divisions, which are further subdivided into corporate divisions. As of December 31, 2010, the group divisions and corporate divisions were as follows:

The Corporate & Investment Bank (CIB), which combines the Group's corporate banking and securities activities (including sales and trading and corporate finance activities) with the Group's transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations. Within CIB, the Group manages these activities in two global Corporate Divisions: Corporate Banking & Securities (CB&S) and Global Transaction Banking (GTB).

- CB&S is made up of the Markets and Corporate Finance business divisions. These businesses offer financial products worldwide, ranging from the underwriting of stocks and bonds to the tailoring of structured solutions for complex financial requirements.
- GTB is primarily engaged in the gathering, transferring, safeguarding and controlling of assets for its clients throughout the world. It provides processing, fiduciary and trust services to corporations, financial institutions and governments and their agencies.

Private Clients and Asset Management (PCAM), which combines the Group's asset management, private wealth management and private and business client activities. Within PCAM, the Group manages these activities in two global Corporate Divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

— AWM is composed of the business divisions Asset Management (AM), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management (PWM), which focuses on the specific needs of high net worth clients, their families and selected institutions.
— PBC serves retail and affluent clients as well as small corporate customers with a full range of retail banking products.

Corporate Investments (CI), which manages certain alternative assets of the Group and other debt and equity positions.

Changes in the composition of segments can arise from either changes in management responsibility, or from acquisitions and divestitures.

The following describes changes in management responsibilities with a significant impact on segmental reporting:

— With effect from July 1, 2010, an integrated management structure for the whole of the Corporate & Investment Bank Group Division (CIB) was implemented following changes in the Management Board, and in the responsibility for Corporate Finance and Global Transaction Banking. The new structure is intended to accelerate growth as a top-tier corporate and investment bank and allow for delivery of the Group's targets but has no impact on the composition of the business segments.
— On April 1, 2009, management responsibility for The Cosmopolitan of Las Vegas property changed from the Corporate Division CB&S to the Corporate Division CI.
— During the first quarter 2009, management responsibility for certain assets changed from the Corporate Division AWM to the Group Division CI. These assets included Maher Terminals, a consolidated infrastructure investment, and RREEF Global Opportunity Fund III, a consolidated real estate investment fund.

The following describes acquisitions and divestitures which had a significant impact on the Group's segment operations:

— On December 3, 2010, the Group consolidated Deutsche Postbank AG for the first time following the successful conclusion and settlement of a voluntary public takeover offer. As of that date, the investment in Postbank is included in the Corporate Division PBC.
— On April 1, 2010, the Group completed the acquisition of parts of the commercial banking activities of ABN AMRO Bank N.V. ("ABN AMRO") in the Netherlands. These are included in the Corporate Division GTB.

- On March 15, 2010, the Group acquired the Sal. Oppenheim Group, which was included in the Corporate Division AWM, with the exception of its BHF-BANK operations, which were included in the Group Division CI. In the second quarter 2010, the BHF-BANK operations were transferred to the Business Division PWM within the Corporate Division AWM. This change is reflected in the presentation of the year ended December 31, 2010.
- In November 2009, the Group completed the acquisition of Dresdner Bank's Global Agency Securities Lending business from Commerzbank AG. The business is included in the Corporate Division GTB.
- On February 25, 2009, the Group completed the acquisition of a minority stake in Deutsche Postbank AG, one of Germany's major financial services providers. As of that date, the Group also entered into a mandatorily-exchangeable bond as well as options to increase its stake in the future. All components of the transaction were included in the Group Division CI until the first-time consolidation of Postbank on December 3, 2010.
- In December 2008, RREEF Alternative Investments acquired a significant noncontrolling interests in Rosen Real Estate Securities LLC (RRES), a long/short real estate investment advisor. The investment is included in the Corporate Division AWM.
- In November 2008, the Group acquired a 40 % stake in UFG Invest, the Russian investment management company of UFG Asset Management, with an option to become a 100 % owner in the future. The business is branded Deutsche UFG Capital Management. The investment is included in the corporate division AWM.
- In October 2008, the Group completed the acquisition of the operating platform of Pago eTransaction GmbH into the Deutsche Card Services GmbH, based in Germany. The investment is included in the Corporate Division GTB.
- In June 2008, the Group consolidated Maher Terminals LLC and Maher Terminals of Canada Corp, collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. RREEF Infrastructure acquired all third party investors' interests in the North America Infrastructure Fund, whose sole underlying investment was Maher Terminals. The investment is included in the Group Division CI since the first quarter of 2009.
- In June 2008, the Group sold DWS Investments Schweiz AG, comprising the Swiss fund administration business of the Corporate Division AWM, to State Street Bank.
- Effective June 2008, the Group sold its Italian life insurance company DWS Vita S.p.A. to Zurich Financial Services Group. The business was included in the corporate division AWM.
- Effective March 2008, the Group completed the acquisition of a 60 % interest in Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm. The investment is included in the Corporate Division AWM.
- In February 2008, the 50 % interest in the management company of the Australia based DEXUS Property Group was sold by RREEF Alternative Investments to DEXUS' unitholders. The investment was included in the Corporate Division AWM.
- In January 2008, the Group acquired HedgeWorks LLC, a hedge fund administrator based in the United States. The investment is included in the Corporate Division GTB.
- In January 2008, the Group increased its stake in Harvest Fund Management Company Limited to 30 %. Harvest is a mutual fund manager in China. The investment is included in the Corporate Division AWM.

Measurement of Segment Profit or Loss

Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the "Reconciliation of Segmental Results of Operations to Consolidated Results of Operations" section of this note. The information provided about each segment is based on the internal reports about segment profit or loss, assets and other information which are regularly reviewed by the chief operating decision-maker.

Management reporting for the Group is generally based on IFRS. Non-IFRS compliant accounting methods are rarely used and represent either valuation or classification differences. The largest valuation differences relate to mark-to-market accounting in management reporting versus accrual accounting under IFRS (for example, for certain financial instruments in the Group's treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to noncontrolling interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Noncontrolling interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in Consolidation & Adjustments, or C&A) and a component of net income appropriation under IFRS.

Revenues from transactions between the business segments are allocated on a mutually-agreed basis. Internal service providers, which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally based on service level agreements and are either determined based upon "price per unit", "fixed price" or "agreed percentages". Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems follow a "matched transfer pricing concept" in which the Group's external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. Therefore, to create comparability with those competitors who have legally independent units with their own equity funding, the Group allocates the net notional interest credit on its consolidated capital (after deduction of certain related charges such as hedging of net investments in certain foreign operations) to the business segments, in proportion to each business segment's allocated average active equity.

The Group reviewed its internal funding systems as a reaction to the significant changes of funding costs during the financial crisis, and adopted in 2009 a refinement of internal funding rates used to more adequately reflect risk of certain assets and the value of liquidity provided by unsecured funding sources.

The financial impact on the business segments for 2010 was as follows:

— GTB (€ 106 million), AWM (€ 16 million) and PBC (€ 1 million) received additional funding benefit.
— CB&S (€ 93 million) and CI (€ 30 million) received additional funding costs.

The financial impact on the business segments for 2009 was as follows:

— GTB (€ 160 million), AWM (€ 32 million) and PBC (€ 4 million) received additional funding benefit.
— CB&S (€ 167 million) and CI (€ 30 million) received additional funding costs.

Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results. These measures include:

— Average Active Equity: The Group calculates active equity to facilitate comparison to its peers. The Group uses average active equity to calculate several ratios. However, active equity is not a measure provided for in IFRS and therefore the Group's ratios based on average active equity should not be compared to other companies' ratios without considering the differences in the calculation. The items for which the average shareholders' equity is adjusted are average accumulated other comprehensive income excluding foreign currency translation (all components net of applicable taxes) as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate. The Group's average active equity is allocated to the business segments and to C&A in proportion to their economic risk exposures, which consist of economic capital, goodwill and unamortized other intangible assets. The total amount allocated is the higher of the Group's overall economic risk exposure or regulatory capital demand. In 2008, this demand for regulatory capital was derived by assuming a Tier 1 ratio of 8.5 %. In 2009 and 2010, the Group derived its internal demand for regulatory capital assuming a Tier 1 ratio of 10.0 %. If the Group's average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to C&A.
— Return on Average Active Equity in % is defined as income before income taxes less noncontrolling interest as a percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Segmental Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the years ended December 31, 2010, 2009 and 2008, respectively. In 2009, the presentation of revenues and noninterest expenses in prior periods has been adjusted for changes in accounting policy relating to premiums paid for financial guarantees, in accordance with Note 01 "Significant Accounting Policies".

2010	Corporate & Investment Bank			Private Clients and Asset Management			Corporate Investments	Total Management Reporting
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total		
Net revenues[1]	17,490	3,439[5]	20,929	3,907	6,136	10,043	(2,020)[6]	28,953
Provision for credit losses	348	140	488	43	746	789	(4)	1,273
Total noninterest expenses	12,028	2,394	14,422	3,765	4,493	8,258	637	23,318
therein:								
Depreciation, depletion and amortization	74	6	80	87	74	161	8	248
Severance payments	215	71	286	117	33	149	1	436
Policyholder benefits and claims	486	–	486	0	–	0	–	486
Impairment of intangible assets	–	29	29	–	–	–	–	29
Restructuring activities	–	–	–	–	–	–	–	–
Noncontrolling interests	20	–	20	(1)	8	6	(2)	24
Income (loss) before income taxes	5,094	905	5,999	100	890	989	(2,649)	4,339
Cost/income ratio	69 %	70 %	69 %	96 %	73 %	82 %	N/M	81 %
Assets[2, 3]	1,468,863	71,877	1,519,983	65,508	346,998	412,477	17,766	1,894,282
Expenditures for additions to long-lived assets	52	1	53	11	67	78	776	907
Risk-weighted assets	185,784	25,331	211,115	23,339	104,488	127,827	4,580	343,522
Average active equity[4]	17,096	1,548	18,644	6,737	3,897	10,635	4,168	33,446
Pre-tax return on average active equity	30 %	58 %	32 %	1 %	23 %	9 %	(64)%	13 %
1 Includes:								
Net interest income	9,848	1,281	11,128	668	3,850	4,518	(118)	15,528
Net revenues from external customers	18,069	3,222	21,290	3,945	5,707	9,652	(2,033)	28,910
Net intersegment revenues	(578)	217	(361)	(38)	429	391	13	43
Net income (loss) from equity method investments	(57)	1	(56)	6	(12)	(6)	(1,947)	(2,010)
2 Includes:								
Equity method investments	2,108	41	2,149	259	34	292	116	2,558

N/M – Not meaningful

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

5 Includes a gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO's commercial banking activities in the Netherlands of € 208 million as reported in the second quarter 2010, which is excluded from the Group's target definition.

6 Includes a charge related to the investment in Deutsche Postbank AG of € 2,338 million, which is excluded from the Group's target definition.

2009	Corporate & Investment Bank			Private Clients and Asset Management			Corporate Investments	Total Management Reporting[5]
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total		
Net revenues[1]	16,197	2,609	18,807	2,685	5,576	8,261	1,044	28,112
Provision for credit losses	1,789	27	1,816	17	790	806	8	2,630
Total noninterest expenses	10,891	1,788	12,679	2,475	4,328	6,803	581	20,063
therein:								
Depreciation, depletion and amortization	72	5	77	18	69	87	8	172
Severance payments	138	7	145	105	192	297	0	442
Policyholder benefits and claims	541	–	541	0	–	0	–	541
Impairment of intangible assets	5	–	5	(291)	–	(291)	151	(134)
Restructuring activities	–	–	–	–	–	–	–	–
Noncontrolling interests	(2)	–	(2)	(7)	0	(7)	(1)	(10)
Income (loss) before income taxes	3,520	795	4,314	200	458	658	456	5,428
Cost/income ratio	67 %	69 %	67 %	92 %	78 %	82 %	56 %	71 %
Assets[2, 3]	1,308,222	47,414	1,343,824	43,761	131,014	174,739	28,456	1,491,108
Expenditures for additions to long-lived assets	73	17	89	56	42	98	395	583
Risk-weighted assets	188,118	15,844	203,962	12,201	36,872	49,073	16,935	269,969
Average active equity[4]	17,881	1,160	19,041	4,791	3,617	8,408	4,323	31,772
Pre-tax return on average active equity	20 %	68 %	23 %	4 %	13 %	8 %	11 %	17 %
1 Includes:								
Net interest income	7,480	1,040	8,519	379	3,493	3,871	(108)	12,283
Net revenues from external customers	17,000	2,127	19,127	2,528	5,372	7,900	1,053	28,079
Net intersegment revenues	(802)	479	(323)	160	204	364	(9)	33
Net income (loss) from equity method investments	(77)	1	(76)	(14)	1	(12)	155	67
2 Includes:								
Equity method investments	1,543	40	1,584	202	42	244	5,911	7,739

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

5 Includes a gain from the sale of industrial holdings (Daimler AG) of € 236 million, a reversal of impairment of intangible assets (Asset Management) of € 291 million (the related impairment had been recorded in 2008), an impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million which are excluded from the Group's target definition.

2008	Corporate & Investment Bank			Private Clients and Asset Management			Corporate Investments	Total Management Reporting[5]
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total		
Net revenues[1]	428	2,784	3,211	3,254	5,777	9,031	1,290	13,532
Provision for credit losses	402	5	408	15	653	668	(1)	1,075
Total noninterest expenses	8,568	1,646	10,214	3,793	4,178	7,971	95	18,279
therein:								
Depreciation, depletion and amortization	52	6	58	16	77	93	8	159
Severance payments	334	3	337	29	84	113	0	450
Policyholder benefits and claims	(273)	–	(273)	18	–	18	–	(256)
Impairment of intangible assets	5	–	5	580	–	580	–	585
Restructuring activities	–	–	–	–	–	–	–	–
Noncontrolling interests	(48)	–	(48)	(20)	0	(20)	2	(66)
Income (loss) before income taxes	(8,494)	1,132	(7,362)	(534)	945	411	1,194	(5,756)
Cost/income ratio	N/M	59 %	N/M	117 %	72 %	88 %	7 %	135 %
Assets[2, 3]	2,012,002	49,469	2,047,181	50,473	138,350	188,785	18,297	2,189,313
Expenditures for additions to long-lived assets	1,167	38	1,205	13	56	70	0	1,275
Risk-weighted assets	234,389	15,355	249,744	16,051	37,482	53,533	2,677	305,953
Average active equity[4]	19,181	1,081	20,262	4,870	3,445	8,315	403	28,979
Pre-tax return on average active equity	(44)%	105 %	(36)%	(11)%	27 %	5 %	N/M	(20)%
1 Includes:								
Net interest income	7,683	1,167	8,850	486	3,249	3,736	7	12,592
Net revenues from external customers	546	2,814	3,359	3,418	5,463	8,881	1,259	13,499
Net intersegment revenues	(118)	(40)	(158)	(154)	314	160	31	33
Net income (loss) from equity method investments	(110)	2	(108)	87	2	88	62	42
2 Includes:								
Equity method investments	1,687	40	1,727	321	44	365	71	2,163

N/M – Not meaningful

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

5 Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million, a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million and an impairment of intangible assets (Asset Management) of € 572 million, which are excluded from the Group's target definition.

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations

The following table presents a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting systems to the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, respectively.

			2010			2009			2008
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[1]	28,953	(386)	28,567	28,112	(159)	27,952	13,532	82	13,613
Provision for credit losses	1,273	0	1,274	2,630	(0)	2,630	1,075	1	1,076
Noninterest expenses	23,318	1	23,318	20,063	57	20,120	18,279	(0)	18,278
Noncontrolling interests	24	(24)	–	(10)	10	–	(66)	66	–
Income (loss) before income taxes	4,339	(363)	3,975	5,428	(226)	5,202	(5,756)	15	(5,741)
Assets	1,894,282	11,348	1,905,630	1,491,108	9,556	1,500,664	2,189,313	13,110	2,202,423
Risk-weighted assets	343,522	2,683	346,204	269,969	3,507	273,476	305,953	1,779	307,732
Average active equity	33,446	7,907	41,353	31,772	2,840	34,613	28,979	3,100	32,079

[1] Net interest income and noninterest income.

In 2010, loss before income taxes in Consolidation & Adjustments (C&A) was € 363 million. Noninterest expenses included the receipt of insurance payments which were partly offset by charges for litigation provisions as well as other items outside the management responsibility of the business segments. The main adjustments to net revenues in C&A in 2010 were:

- Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS. These adjustments, which decreased net revenues by approximately € 210 million, relate to economically hedged short-term positions as well as economically hedged debt issuance trades and were mainly driven by movements in interest rates in both euro and U.S. dollar.
- Hedging of net investments in certain foreign operations decreased net revenues by approximately € 245 million.
- The remainder of net revenues was due to net interest expenses which were not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on non-divisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest expenses related to tax refunds and accruals.

In 2009, loss before income taxes in C&A was € 226 million. Noninterest expenses included charges related to litigation provisions and other items outside the management responsibility of the business segments. Partly offsetting were value-added tax benefits. The main adjustments to net revenues in C&A in 2009 were:

- Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS. These adjustments, which decreased net revenues by approximately € 535 million, relate to economically hedged short-term positions as well as economically hedged debt issuance trades and were mainly driven by movements in short-term interest rates in both euro and U.S. dollar.
- Hedging of net investments in certain foreign operations decreased net revenues by approximately € 225 million.
- Derivative contracts used to hedge effects on shareholders' equity, resulting from obligations under share-based compensation plans, resulted in an increase of approximately € 460 million.
- The remainder of net revenues was due to net interest expenses which were not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on non-divisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest expenses related to tax refunds and accruals.

In 2008, income before income taxes in C&A was € 15 million. Noninterest expenses included charges related to litigation provisions offset by value-added tax benefits. The main adjustments to net revenues in C&A in 2008 were:

- Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS. These adjustments, which increased net revenues by approximately € 450 million, relate to economically hedged short-term positions and were driven by the significant volatility and overall decline of short-term interest rates.
- Hedging of net investments in certain foreign operations decreased net revenues by approximately € 160 million.
- Trading results from the Group's own shares and certain derivatives indexed to own shares are reflected in CB&S. The elimination of such results under IFRS resulted in an increase of approximately € 80 million.
- Decreases related to the elimination of intra-Group rental income were € 37 million.
- The remainder of net revenues was due to net interest expenses which were not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on non-divisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest expenses related to tax refunds and accruals.

Assets and risk-weighted assets in C&A reflect corporate assets, such as deferred tax assets and central clearing accounts, outside of the management responsibility of the business segments.

Average active equity assigned to C&A reflects the residual amount of equity that is not allocated to the segments as described in the "Measurement of Segment Profit or Loss" section of this Note.

Entity-Wide Disclosures

The following tables present the net revenue components of the CIB and PCAM Group Divisions, for the years ended December 31, 2010, 2009 and 2008, respectively.

	Corporate & Investment Bank		
in € m.	2010	2009	2008
Sales & Trading (equity)	3,108	2,650	(736)
Sales & Trading (debt and other products)	9,740	9,557	323
Total Sales & Trading	12,849	12,208	(413)
Origination (equity)	706	663	334
Origination (debt)	1,199	1,127	(717)
Total origination	1,904	1,790	(383)
Advisory	573	402	589
Loan products	1,736	1,949	1,296
Transaction services	3,223	2,609	2,784
Other products	644	(151)	(661)
Total[1]	20,929	18,807	3,211

[1] Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

During the first half of 2010 product revenue categories were reviewed. As a result, certain product revenues in CIB have been reclassified as described in more detail in Note 01 "Significant Accounting Policies" in the section "Basis of Accounting".

	Private Clients and Asset Management		
in € m.	2010	2009	2008
Discretionary portfolio/fund management	2,560	2,083	2,433
Advisory/brokerage	1,745	1,531	2,045
Credit products	2,708	2,605	2,232
Deposits and payment services	2,029	1,875	1,968
Other products	1,001	167	353
Total[1]	10,043	8,261	9,031

[1] Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

The presentation of PCAM product revenues was modified during the first half of 2010 following a review and refinement of product classifications. These changes primarily impacted the classification of revenues from deposits, which had previously been reported jointly with loan revenues. Revenues from deposits of € 1,501 million for the full year 2009 have now been combined with revenues from payment services. Revenues from credit products are now reported separately. Insurance brokerage revenues of € 143 million in the full year 2009, previously reported under payments, account and remaining financial services, are now reported under Advisory/ brokerage. These changes enhance transparency and better reflect how products are managed internally. Prior periods were amended retrospectively. The adjustments had no impact on PCAM's total revenues.

The following table presents total net revenues (before provisions for credit losses) by geographic area for the years ended December 31, 2010, 2009 and 2008, respectively. The information presented for CIB and PCAM has been classified based primarily on the location of the Group's office in which the revenues are recorded. The information for CI and C&A is presented on a global level only, as management responsibility for these areas is held centrally.

in € m.	2010	2009	2008
Germany:			
CIB	2,864	2,353	2,997
PCAM	5,932	4,769	5,208
Total Germany	8,796	7,122	8,205
Europe, Middle East and Africa:			
CIB	8,258	8,485	(619)
PCAM	2,693	2,479	2,381
Total Europe, Middle East and Africa[1]	10,951	10,964	1,762
Americas (primarily United States):			
CIB	6,420	5,295	(838)
PCAM	1,032	724	971
Total Americas	7,452	6,020	133
Asia/Pacific:			
CIB	3,387	2,672	1,671
PCAM	387	289	471
Total Asia/Pacific	3,774	2,961	2,142
CI	(2,020)	1,044	1,290
Consolidation & Adjustments	(386)	(159)	82
Consolidated net revenues[2]	28,567	27,952	13,613

1 For the years ended December 31, 2010 and December 31, 2009 the United Kingdom accounted for roughly 60 % of these revenues. The United Kingdom reported negative revenues for the year ended December 31, 2008.
2 Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income). Revenues are attributed to countries based on the location in which the Group's booking office is located. The location of a transaction on the Group's books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group's personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Notes to the Consolidated Income Statement

06 –
Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Interest Income

The following are the components of interest and similar income and interest expense.

in € m.	2010	2009	2008
Interest and similar income:			
Interest-earning deposits with banks	691	633	1,313
Central bank funds sold and securities purchased under resale agreements	446	320	964
Securities borrowed	133	67	1,011
Financial assets at fair value through profit or loss	15,589	13,634	34,938
Interest income on financial assets available for sale	700	496	1,260
Dividend income on financial assets available for sale	137	91	312
Loans	10,222	10,555	12,269
Other	861	1,157	2,482
Total interest and similar income	28,779	26,953	54,549
Interest expense:			
Interest-bearing deposits	3,800	5,119	13,015
Central bank funds purchased and securities sold under repurchase agreements	301	280	4,425
Securities loaned	278	269	304
Financial liabilities at fair value through profit or loss	6,019	4,503	14,811
Other short-term borrowings	375	798	1,905
Long-term debt	1,490	2,612	5,273
Trust preferred securities	781	680	571
Other	152	233	1,792
Total interest expense	13,196	14,494	42,096
Net interest income	15,583	12,459	12,453

Interest income recorded on impaired financial assets was € 146 million, € 133 million and € 65 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

The following are the components of net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m.	2010	2009	2008
Trading income:			
Sales & Trading (equity)	198	2,148	(9,615)
Sales & Trading (debt and other products)	3,429	5,440	(25,212)
Total Sales & Trading	3,627	7,588	(34,827)
Other trading income	31	(1,954)	998
Total trading income	3,658	5,634	(33,829)
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:			
Breakdown by financial asset/liability category:			
Securities purchased/sold under resale/repurchase agreements	35	(73)	–
Securities borrowed/loaned	–	(2)	(4)
Loans and loan commitments	(331)	3,929	(4,016)
Deposits	(13)	(162)	139
Long-term debt[1]	83	(2,550)	28,630
Other financial assets/liabilities designated at fair value through profit or loss	(78)	333	(912)
Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(304)	1,475	23,837
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,354	7,109	(9,992)

1 Includes € 39 million, € (176) million and € 17.9 billion from securitization structures for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively. Fair value movements on related instruments of € 163 million, € (49) million and € (20.1) billion for December 31, 2010, December 31, 2009 and December 31, 2008, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group's share of the losses in these consolidated securitization structures.

Combined Overview

The Group's trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group's trading activities can periodically shift income between net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused presentation, the Group combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate & Investment Bank.

The following table presents data relating to the Group's combined net interest and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and, for the Corporate & Investment Bank, by product, for the years ended December 31, 2010, 2009 and 2008, respectively.

in € m.	2010	2009	2008
Net interest income	15,583	12,459	12,453
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,354	7,109	(9,992)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,937	19,568	2,461
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Group Division/CIB product:			
Sales & Trading (equity)	2,266	2,047	(1,895)
Sales & Trading (debt and other products)	9,204	9,725	409
Total Sales & Trading	11,469	11,772	(1,486)
Loan products[1]	778	777	922
Transaction services	1,497	1,180	1,368
Remaining products[2]	336	240	(1,821)
Total Corporate & Investment Bank	14,081	13,969	(1,017)
Private Clients and Asset Management	4,708	4,157	3,861
Corporate Investments	(184)	793	(172)
Consolidation & Adjustments	331	649	(211)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,937	19,568	2,461

[1] Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[2] Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

07 – Commissions and Fee Income

The following are the components of commission and fee income and expense.

in € m.	2010	2009	2008
Commission and fee income and expense:			
Commission and fee income	13,652	11,377	12,449
Commission and fee expense	2,983	2,466	2,708
Net commissions and fee income	10,669	8,911	9,741

in € m.	2010	2009	2008
Net commissions and fee income:			
Net commissions and fees from fiduciary activities	3,529	2,925	3,414
Net commissions, brokers' fees, mark-ups on securities underwriting and other securities activities	3,873	3,449	3,790
Net fees for other customer services	3,267	2,537	2,537
Net commissions and fee income	10,669	8,911	9,741

08 – Net Gains (Losses) on Financial Assets Available for Sale

The following are the components of net gains (losses) on financial assets available for sale.

in € m.	2010	2009	2008
Net gains (losses) on financial assets available for sale:			
Net gains (losses) on debt securities:	58	37	(534)
Net gains (losses) from disposal	74	119	17
Impairments	(16)	(82)	(551)
Net gains (losses) on equity securities:	120	(295)	1,156
Net gains (losses) from disposal	164	443	1,428
Impairments	(44)	(738)	(272)
Net gains (losses) on loans:	18	(56)	(63)
Net gains (losses) from disposal	36	9	(12)
Impairments	(18)	(81)	(52)
Reversal of impairments	0	16	1
Net gains (losses) on other equity interests:	5	(89)	107
Net gains (losses) from disposal	40	–	108
Impairments	(35)	(89)	(1)
Total net gains (losses) on financial assets available for sale	201	(403)	666

09 – Other Income

The following are the components of other income.

in € m.	2010	2009	2008
Other income:			
Net income (loss) from investment properties	(3)	(117)	8
Net gains (losses) on disposal of investment properties	5	(2)	–
Net gains (losses) on disposal of consolidated subsidiaries	18	61	85
Net gains (losses) on disposal of loans	(67)	2	50
Insurance premiums[1,2]	252	129	308
Remaining other income[3]	579	(256)	248
Total other income	764	(183)	699

1 Net of reinsurance premiums paid. The development is primarily driven by Abbey Life Assurance Company Limited.
2 Includes the impact of a change in presentation of longevity insurance and reinsurance contracts. In 2010, this change in presentation resulted in a transfer of € 117 million of expenses from Other income to Policyholder benefits and claims.
3 The increase from 2009 to 2010 in remaining other income was mainly driven by significantly lower impairments on The Cosmopolitan of Las Vegas property in 2010, higher results from derivatives qualifying for hedge accounting and a gain representing negative goodwill related to the commercial banking activities acquired from ABN AMRO in the Netherlands. The decrease from 2008 to 2009 in remaining other income was primarily driven by an impairment charge of € 575 million on The Cosmopolitan of Las Vegas recorded in 2009.

10 – General and Administrative Expenses

The following are the components of general and administrative expenses.

in € m.	2010	2009	2008
General and administrative expenses:			
IT costs	2,274	1,759	1,818
Occupancy, furniture and equipment expenses	1,665	1,457	1,434
Professional service fees	1,616	1,088	1,164
Communication and data services	785	672	698
Travel and representation expenses	558	408	504
Payment, clearing and custodian services	418	406	415
Marketing expenses	341	278	373
Other expenses	2,476	2,334	1,933
Total general and administrative expenses	10,133	8,402	8,339

Other expenses include, among other items, regulatory and insurance related costs, other taxes, costs for consolidated investments, operational losses and other non-compensation staff related expenses.

In 2010, other expenses included higher regulatory fees and higher operating costs related to our consolidated investments, particularly The Cosmopolitan of Las Vegas, which commenced operations in December 2010.

In 2009, other expenses included charges of € 316 million from a legal settlement with Huntsman Corp. and of € 200 million related to the Group's offer to repurchase certain products from private investors.

11 – Earnings per Common Share

Basic earnings per common share amounts are computed by dividing net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.

In December 2008, the Group decided to amend existing forward purchase contracts covering 33.6 million Deutsche Bank common shares from physical to net-cash settlement and these instruments are no longer included in the computation of basic and diluted earnings per share.

The following table presents the computation of basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008, respectively.

in € m.	2010	2009	2008
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	2,310	4,973	(3,835)
Effect of dilutive securities:			
Forwards and options	–	–	–
Convertible debt	3	2	(1)
Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	2,313	4,975	(3,836)
Number of shares in m.			
Weighted-average shares outstanding – denominator for basic earnings per share	753.3	689.4	558.5
Effect of dilutive securities:			
Forwards	0.0	0.0	0.0
Employee stock compensation options	0.0	0.1	0.0
Convertible debt	2.1	0.7	0.1
Deferred shares	35.4	26.4	0.0
Other (including trading options)	0.0	0.1	0.0
Dilutive potential common shares	37.5	27.3	0.1
Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	790.8	716.7	558.6

in €	2010	2009	2008
Basic earnings per share	3.07	7.21	(6.87)
Diluted earnings per share	2.92	6.94	(6.87)

On October 6, 2010, Deutsche Bank AG completed a capital increase with subscription rights. As the subscription price of the new shares was lower than the market price of the existing shares, the capital increase included a bonus element. According to IAS 33, the bonus element is the result of an implicit change in the number of shares outstanding for all periods prior to the capital increase without a fully proportionate change in resources. As a consequence, the weighted average number of shares outstanding has been adjusted retrospectively for all periods before October 6, 2010.

Due to the net loss situation, potentially dilutive instruments were generally not considered for the calculation of diluted earnings per share for the year ended December 31, 2008, because to do so would have been anti-dilutive. Under a net income situation however, the number of adjusted weighted-average shares after assumed conversions for the year ended December 31, 2008 would have increased by 31.2 million shares.

As of December 31, 2010, 2009 and 2008, the following instruments were outstanding and were not included in the calculation of diluted earnings per share, because to do so would have been anti-dilutive.

Number of shares in m.	2010	2009	2008
Forward purchase contracts	0.0	0.0	0.0
Put options sold	0.0	0.0	0.1
Call options sold	0.0	0.0	0.3
Employee stock compensation options	0.4	0.3	1.8
Deferred shares	0.0	0.0	26.9

Notes to the Consolidated Balance Sheet

12 –
Financial Assets/Liabilities at Fair Value through Profit or Loss

The following are the components of financial assets and liabilities at fair value through profit or loss.

in € m.	Dec 31, 2010	Dec 31, 2009
Trading assets:		
Trading securities	238,283	206,710
Other trading assets[1]	33,008	28,200
Total trading assets	271,291	234,910
Positive market values from derivative financial instruments	657,780	596,410
Financial assets designated at fair value through profit or loss:		
Securities purchased under resale agreements	108,912	89,977
Securities borrowed	27,887	19,987
Loans	23,254[2]	12,964
Other financial assets designated at fair value through profit or loss	11,873	11,072
Total financial assets designated at fair value through profit or loss	171,926	134,000
Total financial assets at fair value through profit or loss	1,100,997	965,320

[1] Includes traded loans of € 23,080 million and € 21,847 million at December 31, 2010 and 2009 respectively.
[2] Includes € 8 billion of Postbank loans designated at fair value through the profit or loss.

in € m.	Dec 31, 2010	Dec 31, 2009
Trading liabilities:		
Trading securities	65,183	62,402
Other trading liabilities	3,676	2,099
Total trading liabilities	68,859	64,501
Negative market values from derivative financial instruments	647,171	576,973
Financial liabilities designated at fair value through profit or loss:		
Securities sold under repurchase agreements	107,999	52,795
Loan commitments	572	447
Long-term debt	15,280	15,395
Other financial liabilities designated at fair value through profit or loss	6,303	4,885
Total financial liabilities designated at fair value through profit or loss	130,154	73,522
Investment contract liabilities[1]	7,898	7,278
Total financial liabilities at fair value through profit or loss	854,082	722,274

[1] These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 "Insurance and Investment Contracts", for more detail on these contracts.

Loans and Loan Commitments designated at Fair Value through Profit or Loss

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group's maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 160 billion and € 123 billion as of December 31, 2010, and 2009, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments.

The credit risk on the securities purchased under resale agreements and securities borrowed designated under the fair value option was € 136.8 billion and € 110.0 billion at December 31, 2010 and December 31, 2009 respectively, this credit risk is mitigated by the holding of collateral. The valuation of these instruments takes into account the credit enhancement in the form of the collateral received. As such there is no material movement during the year or cumulatively due to movements in counterparty credit risk on these instruments. The credit risk on the loans designated under the fair value option of € 23.3 billion and € 13.0 billion as of December 31, 2010 and 2009, respectively, is mitigated in a number of ways. The majority of the drawn loan balance is mitigated through the purchase of credit default swaps, the remainder is mitigated by the holding of collateral.

The valuation of collateralized loans takes into account the credit enhancement received. Where the instruments are over-collateralized there is no material movement in valuation during the year or cumulatively due to movements in counterparty credit risk, rather the fair value movement of the instruments is due to market risk movements in the value of the collateral and interest rates.

Of the total drawn and undrawn lending facilities designated at fair value, the Group managed counterparty credit risk by purchasing credit default swap protection on facilities with a notional value of € 57.3 billion and € 50.9 billion as of December 31, 2010, and 2009, respectively. The notional value of credit derivatives used specifically to mitigate the exposure to credit risk on these drawn loans and undrawn irrevocable loan commitments designated at fair value was € 38.0 billion and € 34.7 billion as of December 31, 2010, and 2009, respectively.

The changes in fair value attributable to movements in counterparty credit risk for instruments held at the reporting date are detailed in the table below.

	Dec 31, 2010		Dec 31, 2009[1]	
in € m.	Loans	Loan commitments	Loans	Loan commitments
Changes in fair value of loans and loan commitments due to credit risk				
Cumulative change in the fair value	3	490	143	66
Annual change in the fair value in 2010/2009	–	394	938	1,703
Changes in fair value of credit derivatives specifically used to mitigate credit risk				
Cumulative change in the fair value	(9)	(151)	(47)	(82)
Annual change in the fair value in 2010/2009	(27)	(230)	(1,250)	(1,470)

[1] Prior year amounts have been adjusted.

The change in fair value of the loans and loan commitments attributable to movements in the counterparty's credit risk is determined as the amount of change in its fair value that is not attributable to changes in market conditions that give rise to market risk. For collateralized loans, including securities purchased under resale agreements and securities borrowed, the collateral received acts to mitigate the counterparty credit risk. The fair value movement due to counterparty credit risk on securities purchased under resale agreements was not material due to the credit enhancement received.

Financial Liabilities designated at Fair Value through Profit or Loss

The fair value of a financial liability incorporates the credit risk of that financial liability. The changes in fair value of financial liabilities designated at fair value through profit or loss in issue at the year-end attributable to movements in the Group's credit risk are detailed in the table below. The changes in the fair value of financial liabilities designated at fair value through profit or loss issued by consolidated SPEs have been excluded as this is not related to the Group's credit risk but to that of the legally isolated SPE, which is dependent on the collateral it holds.

in € m.	Dec 31, 2010	Dec 31, 2009
Cumulative change in the fair value	76	30
Annual change in the fair value in 2010/2009	43	(264)

The fair value of the debt issued takes into account the credit risk of the Group. Where the instrument is quoted in an active market, the movement in fair value due to credit risk is calculated as the amount of change in fair value that is not attributable to changes in market conditions that give rise to market risk. Where the instrument is not quoted in an active market, the fair value is calculated using a valuation technique that incorporates credit risk by discounting the contractual cash flows on the debt using a credit-adjusted yield curve which reflects the level at which the Group could issue similar instruments at the reporting date.

The credit risk on undrawn irrevocable loan commitments is predominantly counterparty credit risk. The change in fair value due to counterparty credit risk on undrawn irrevocable loan commitments has been disclosed with the counterparty credit risk on the drawn loans.

For all financial liabilities designated at fair value through profit or loss the amount that the Group would contractually be required to pay at maturity was € 23.7 billion and € 36.8 billion more than the carrying amount as of December 31, 2010 and 2009, respectively. The amount contractually required to pay at maturity assumes the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, the amount the Group would contractually be required to pay is determined by reference to the conditions existing at the reporting date.

The majority of the difference between the fair value of financial liabilities designated at fair value through profit or loss and the contractual cash flows which will occur at maturity is attributable to undrawn loan commitments where the contractual cash flow at maturity assumes full drawdown of the facility. The difference between the fair value and the contractual amount repayable at maturity excluding the amount of undrawn loan commitments designated at fair value through profit or loss was € 0.6 billion and € 0.6 billion as of December 31, 2010, and 2009, respectively.

13 – Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

Under the amendments to IAS 39 and IFRS 7 certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. Assets were reclassified at the fair value as of the effective date of their reclassification. No reclassifications were made during 2010. The reclassifications were made in instances where management believed that the expected repayment of the assets exceeded their estimated fair values, which reflected the significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, the Group concluded that the reclassifications aligned the accounting more closely with the business intent.

The following table details the carrying values, unrealized fair value losses in accumulated other comprehensive income, ranges of effective interest rates based on weighted average rates by business and expected recoverable cash flows estimated at reclassification date.

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4
Unrealized fair value losses in accumulated other comprehensive income	–	(1.1)
Effective interest rates at reclassification date:		
upper range	13.1 %	9.9 %
lower range	2.8 %	3.9 %
Expected recoverable cash flows at reclassification date	39.6	17.6

The following table shows carrying values and fair values as of December 31, 2010 and December 31, 2009 of the assets reclassified in 2008 and 2009.

	Dec 31, 2010		Dec 31, 2009	
in € m.	Carrying value	Fair value	Carrying value	Fair Value
Trading assets reclassified to loans	17,998	15,903	24,287	21,552
Financial assets available for sale reclassified to loans	8,684	7,805	9,267	8,290
Total financial assets reclassified to loans	26,682	23,708	33,554	29,842

The unrealized fair value gains (losses) that would have been recognized in profit or loss and the net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made are shown in the table below.

in € m.	2010	2009	2008[1]
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	120	(884)	(3,230)
Impairment losses on the reclassified financial assets available for sale which were impaired	(7)	(9)	(209)
Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	251	1,147	(1,826)

1 Reclassifications were made from July 1, 2008 and so the 2008 balances represent a six month period.

After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

in € m.	2010	2009	2008[1]
Interest income	1,154	1,368	659
Provision for credit losses	(278)	(1,047)	(166)
Other income[2]	1	–	–
Income before income taxes on reclassified trading assets	877	321	493
Interest income	146	227	258
Provision for credit losses	–	(205)	(91)
Other income[2]	(1)	–	–
Income before income taxes on reclassified financial assets available for sale	145	22	167

1 Reclassifications were made from July 1, 2008 and so the 2008 balances represent a six month period.
2 The net loss on sale of loans which have settled in 2010 was € 3 million. The net amount comprises a loss of € 3 million in provision for credit losses and no net gain or loss in other income.

Prior to their reclassification, assets reclassified in 2009 contributed fair value losses of € 252 million to the income statement for the year ended December 31, 2008 and fair value losses of € 48 million to the income statement for the year ended December 31, 2009.

Prior to their reclassification, assets reclassified from trading in 2008 contributed fair value losses of € 1.8 billion to the income statement for the year ended December 31, 2008. Assets reclassified from available for sale during 2008 contributed, prior to their reclassification, impairment charges of € 174 million to the income statement and additional unrealized losses of € 736 million to the consolidated statement of comprehensive income for the year ended December 31, 2008.

14 – Financial Instruments carried at Fair Value

Valuation Methods and Control

The Group has an established valuation control framework which governs internal control standards, methodologies, and procedures over the valuation process.

Prices Quoted in Active Markets: The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place.

Valuation Techniques: The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. Valuation techniques used for financial instruments include modeling techniques, the use of indicative quotes for proxy instruments, quotes from less recent and less regular transactions and broker quotes.

For some financial instruments a rate or other parameter, rather than a price, is quoted. Where this is the case then the market rate or parameter is used as an input to a valuation model to determine fair value. For some instruments, modeling techniques follow industry standard models for example, discounted cash flow analysis and standard option pricing models. These models are dependent upon estimated future cash flows, discount factors and volatility levels. For more complex or unique instruments, more sophisticated modeling techniques are required, and may rely upon assumptions or more complex parameters such as correlations, prepayment speeds, default rates and loss severity.

Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data or are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs then other market information is considered. For example, indicative broker quotes and consensus pricing information is used to support parameter inputs where they are available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals, and research information, with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.

Valuation Adjustments: Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid/offer spreads, liquidity and counterparty credit risk. Bid/offer spread valuation adjustments are required to adjust mid market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument, and therefore its fair value. The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid/offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid/offer price then no bid/offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modeling technique then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to each of the input parameters. These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.

Where complex valuation models are used, or where less-liquid positions are being valued, then bid/offer levels for those positions may not be available directly from the market, and therefore the close-out cost of these positions, models and parameters must be estimated. When these adjustments are designed, the Group closely examines the valuation risks associated with the model as well as the positions themselves, and the resulting adjustments are closely monitored on an ongoing basis.

Counterparty credit valuation adjustments are required to cover expected credit losses to the extent that the valuation technique does not already include an expected credit loss factor. For example, a valuation adjustment is required to cover expected credit losses on over-the-counter derivatives which are typically not reflected in mid-market or bid/offer quotes. The adjustment amount is determined at each reporting date by assessing the potential credit exposure to all counterparties taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk for each counterparty based on market evidence, which may include historic default levels, fundamental analysis of financial information, and CDS spreads.

Similarly, in establishing the fair value of derivative liabilities the Group considers its own creditworthiness on derivatives by assessing all counterparties potential future exposure to the Group, taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk of the Group based on historic default levels of entities of the same credit quality. The impact of this valuation adjustment was that an insignificant gain was recognized for the year ended December 31, 2010.

Where there is uncertainty in the assumptions used within a modeling technique, an additional adjustment is taken to calibrate the model price to the expected market price of the financial instrument. Typically, such transactions have bid-offer levels which are less-observable, and these adjustments aim to estimate the bid-offer by computing the risk-premium associated with the transaction. Where a financial instrument is part of a group of transactions risk managed on a portfolio basis, but where the trade itself is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this fact.

Validation and Control: The Group has an independent specialist valuation group within the Finance function which oversees and develops the valuation control framework and manages the valuation control processes. The mandate of this specialist function includes the performance of the valuation control process for the complex derivative businesses as well as the continued development of valuation control methodologies and the valuation policy framework. Results of the valuation control process are collected and analyzed as part of a standard monthly reporting cycle. Variances of differences outside of preset and approved tolerance levels are escalated both within the Finance function and with Senior Business Management for review, resolution and, if required, adjustment.

For instruments where fair value is determined from valuation models, the assumptions and techniques used within the models are independently validated by an independent specialist model validation group that is part of the Group's Risk Management function.

Quotes for transactions and parameter inputs are obtained from a number of third party sources including exchanges, pricing service providers, firm broker quotes and consensus pricing services. Price sources are examined and assessed to determine the quality of fair value information they represent, with greater emphasis given to those possessing greater valuation certainty and relevance. The results are compared against actual transactions in the market to ensure the model valuations are calibrated to market prices.

Price and parameter inputs to models, assumptions and valuation adjustments are verified against independent sources. Where they cannot be verified to independent sources due to lack of observable information, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include performing revaluation using independently generated models (including where existing models are independently recalibrated), assessing the valuations against appropriate proxy instruments and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques yield fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions where possible.

Management Judgment: In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control framework and the standard monthly reporting cycle. The specialist model validation and valuation groups focus attention on the areas of subjectivity and judgment.

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is usually minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models which are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In particular, where data is obtained from infrequent market transactions then extrapolation and interpolation techniques must be applied. In addition, where no market data is available then parameter inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions and making appropriate adjustment to reflect the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument then management has to establish what point within the range of estimates best represents the fair value. Further, some valuation adjustments may require the exercise of management judgment to ensure they achieve fair value.

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets: These are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group's inventory.

These instruments include: high-liquidity treasuries and derivative, equity and cash products traded on high-liquidity exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data: These are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These instruments include: many OTC (over the counter) derivatives; many investment-grade listed credit bonds; some CDS's (credit default swaps); many CDO's (collateralized debt obligations); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable: These are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These instruments include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid ABS (asset-backed securities, including some referencing residential mortgages); illiquid CDO's (cash and synthetic); monoline exposures; private equity placements; many CRE (commercial real-estate) loans; illiquid loans; and some municipal bonds.

The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments, as described in Note 01 "Significant Accounting Policies".

			Dec 31, 2010			Dec 31, 2009
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:						
Trading securities	96,828	126,594	14,861	84,833	106,268	15,609
Positive market values from derivative financial instruments	14,976	624,961	17,843	19,684	551,514	25,211
Other trading assets	692	26,249	6,067	456	16,963	10,782
Financial assets designated at fair value through profit or loss	7,674	160,966	3,286	5,698	124,892	3,410
Financial assets available for sale	17,186	31,858	5,222	10,789	4,863	3,167
Other financial assets at fair value[1]	–	8,504	(623)	–	7,014	41
Total financial assets held at fair value	137,356	979,132	46,656	121,460	811,514	58,220
Financial liabilities held at fair value:						
Trading securities	43,967	20,966	251	43,182	18,787	431
Negative market values from derivative financial instruments	12,379	623,876	10,916	18,699	542,683	15,591
Other trading liabilities	1	3,869	5	1	1,817	283
Financial liabilities designated at fair value through profit or loss	348	127,736	2,070	177	70,724	2,621
Investment contract liabilities[2]	–	7,898	–	–	7,278	–
Other financial liabilities at fair value[1]	–	6,526	(239)	–	2,698	(757)
Total financial liabilities held at fair value	56,695	790,671	13,003	62,059	643,987	18,169

1 Derivatives which are embedded in contracts where the host contract is not held at fair value through the profit or loss but for which the embedded derivative is separated are presented within other financial assets/liabilities at fair value for the purposes of this disclosure. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.
2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 "Insurance and Investment Contracts" for more detail on these contracts.

There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities: Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage and Other Asset Backed Securities ("ABS"): These instruments include residential and commercial mortgage backed securities and other asset backed securities including collateralized debt obligations (CDO). Asset backed securities have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves asset backed securities, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans: For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter (OTC) Derivative Financial Instruments: Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option: The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group's credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the "OTC derivative financial instruments" section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities: Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

The table below presents the financial instruments categorized in the third level followed by an analysis and discussion of the financial instruments so categorized. Some of the instruments in the third level of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities in the table below.

in € m.	Dec 31, 2010	Dec 31, 2009
Financial assets held at fair value:		
Trading securities:		
Sovereign and quasi-sovereign obligations	576	335
Mortgage and other asset-backed securities	6,302	7,068
Corporate debt securities and other debt obligations	7,406	7,444
Equity securities	577	762
Total trading securities	14,861	15,609
Positive market values from derivative financial instruments	17,843	25,211
Other trading assets	6,067	10,782
Financial assets designated at fair value through profit or loss:		
Loans	2,740	2,905
Other financial assets designated at fair value through profit or loss	546	505
Total financial assets designated at fair value through profit or loss	3,286	3,410
Financial assets available for sale	5,222	3,167
Other financial assets at fair value	(623)	41
Total financial assets held at fair value	46,656	58,220
Financial liabilities held at fair value:		
Trading securities	251	431
Negative market values from derivative financial instruments	10,916	15,591
Other trading liabilities	5	283
Financial liabilities designated at fair value through profit or loss:		
Loan commitments	572	447
Long-term debt	1,481	1,723
Other financial liabilities designated at fair value through profit or loss	17	451
Total financial liabilities designated at fair value through profit or loss	2,070	2,621
Other financial liabilities at fair value	(239)	(757)
Total financial liabilities held at fair value	13,003	18,169

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential mortgage-backed securities, collateralized debt obligation securities and other asset-backed securities are reported here.

Positive and Negative Market Values from Derivative Instruments: Derivatives categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

The following derivatives are included within this level of the hierarchy: customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

During 2010, the market value of derivatives instruments in the level 3 of the hierarchy has declined primarily as a result of changes to input parameters, in particular tightening credit spreads. In addition there has been an increase in liquidity for some products which has enabled some migration to level 2 of the fair value hierarchy.

Other Trading Instruments: Other trading instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. The loan balance reported in this level of the fair value hierarchy comprises illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance was reduced in the year mainly due to migration into level 2 of the hierarchy as a result of increased observability of parameter inputs into the valuation models.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations.

Financial Assets Available for Sale: Unlisted equity instruments are reported in this level of the fair value hierarchy where there is no close proxy and the market is very illiquid. The increase in the level 3 balance during the period is predominantly due to the consolidation of Postbank.

Reconciliation of financial instruments classified in Level 3

The table below presents a reconciliation of financial instruments categorized in level 3 of the fair value hierarchy. Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input, however; they are required to be presented as gross assets and liabilities in the table below. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table below does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

Transfers in and transfers out of level 3 during the year are recorded at their fair value at the beginning of year in the table below. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.

Dec 31, 2010 in € m.	Balance, beginning of year	Changes in the group of consolidated companies[1]	Total gains/losses[2]	Purchases	Sales	Issuances[6]	Settlements[7]	Transfers into Level 3	Transfers out of Level 3	Balance, end of year
Financial assets held at fair value:										
Trading securities	15,609	6	1,437	5,479	(6,292)	–	(1,412)	4,299	(4,265)	14,861
Positive market values from derivative financial instruments	25,211	74	589	32	(71)	–	(2,997)	1,111	(6,106)	17,843
Other trading assets	10,782	–	(1)	1,439	(1,427)	173	(1,511)	424	(3,812)	6,067
Financial assets designated at fair value through profit or loss	3,410	–	(97)	294	(23)	1,627	(1,909)	54	(70)	3,286
Financial assets available for sale	3,167	1,340	151[3]	1,648	(491)	–	(351)	881	(1,123)	5,222
Other financial assets at fair value	41	(623)	–	–	–	–	(41)	–	–	(623)
Total financial assets held at fair value	58,220	797	2,079[4,5]	8,892	(8,304)	1,800	(8,221)	6,769[8]	(15,376)[8]	46,656
Financial liabilities held at fair value:										
Trading securities	431	–	119	–	–	–	(182)	3	(120)	251
Negative market values from derivative financial instruments	15,591	11	2,092	–	–	–	(1,952)	1,531	(6,357)	10,916
Other trading liabilities	283	17	(271)	–	–	–	–	–	(24)	5
Financial liabilities designated at fair value through profit or loss:	2,621	–	258	–	–	448	(977)	180	(460)	2,070
Other financial liabilities at fair value	(757)	–	40	–	–	–	32	446	–	(239)
Total financial liabilities held at fair value	18,169	28	2,238[4,5]	–	–	448	(3,079)	2,160	(6,961)	13,003

1 Amounts recorded in the changes in the group of consolidated companies predominantly relate to the consolidation of Postbank at December 3, 2010.
2 Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax.
3 Total gains and losses on available for sale include a gain of € 21 million recognized in other comprehensive income, net of tax, and a gain of € 38 million recognized in the income statement presented in Net gains (losses) on financial assets available for sale.
4 This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a positive € 1.3 billion and for total financial liabilities held at fair value this is a negative € 184 million. This predominately relates to derivatives. The effect of exchange rate changes is reported in other comprehensive income, net of tax.
5 For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.
6 Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
7 Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
8 Includes € 2.0 billion of assets which were incorrectly categorized in 2009. This has been reflected through the transfers in and transfers out column and has not impacted the prior year balance sheet or overall level 3 assets balance.

Dec 31, 2009 in € m.	Balance, beginning of year	Total gains/losses[1]	Purchases	Sales	Issuances[5]	Settlements[6]	Transfers into Level 3	Transfers out of Level 3	Balance, end of year
Financial assets held at fair value:									
Trading securities	17,268	(2,304)	2,883	(5,084)	–	(1,570)	8,410	(3,994)	15,609
Positive market values from derivative financial instruments	48,792	(15,563)[7]	–	–	–	(6,397)	7,510	(9,131)	25,211
Other trading assets	13,560	1,832	1,919	(3,057)	246	(3,184)	2,309	(2,843)	10,782
Financial assets designated at fair value through profit or loss	5,805	1,507	222	(60)	952	(5,267)	695	(444)	3,410
Financial assets available for sale	1,450	(221)[2]	136	(143)	–	(97)	2,135	(93)	3,167
Other financial assets at fair value	788	70	9	–	–	–	–	(826)	41
Total financial assets held at fair value	87,663	(14,679)[3,4]	5,169	(8,344)	1,198	(16,515)	21,059	(17,331)	58,220
Financial liabilities held at fair value:									
Trading securities	666	26	–	–	–	113	186	(560)	431
Negative market values from derivative financial instruments	28,738	(4,374)[7]	–	–	–	(5,546)	5,034	(8,261)	15,591
Other trading liabilities	174	68	–	–	–	205	–	(164)	283
Financial liabilities designated at fair value through profit or loss:	6,030	(1,753)	–	–	208	(269)	1,443	(3,038)	2,621
Other financial liabilities at fair value	(1,249)	649	–	–	–	93	(253)	3	(757)
Total financial liabilities held at fair value	34,359	(5,384)[3,4]	–	–	208	(5,404)	6,410	(12,020)	18,169

1 Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax.
2 Total gains and losses on available for sale include a gain of € 177 million recognized in other comprehensive income, net of tax, and a loss of € 398 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
3 This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a positive € 6.6 billion and for total financial liabilities held at fair value this is a negative € 2.3 billion. This predominately relates to derivatives. The effect of exchange rate changes is reported in other comprehensive income, net of tax.
4 For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.
5 Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
6 Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
7 The gains and losses on derivatives arise as a result of changes to input parameters, in particular tightening of credit spreads.

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group's approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2010, it could have increased fair value by as much as € 3.6 billion or decreased fair value by as much as € 3.9 billion. As of December 31, 2009, it could have increased fair value by as much as € 4.3 billion or decreased fair value by as much as € 3.9 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid/offer spread valuation adjustments. Bid/offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is not predictive or indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

The table below provides a breakdown of the sensitivity analysis by type of instrument. Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

	Dec 31, 2010		Dec 31, 2009	
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Derivatives:				
Credit	2,065	2,724	2,585	2,689
Equity	185	103	213	106
Interest Related	143	157	103	117
Hybrid	321	121	342	168
Other	117	69	264	314
Securities:				
Debt securities	303	282	311	277
Equity securities	91	60	36	28
Mortgage and asset backed	77	59	206	50
Loans:				
Leveraged loans	3	3	5	5
Commercial loans	51	9	88	88
Traded loans	278	287	136	83
Total	3,634	3,874	4,289	3,925

Total gains or losses on level 3 instruments held or in issue at the reporting date

The total gains or losses are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves, in accordance with IFRS 7.

An analysis of the total gains and losses recorded in profit or loss.

Total gains or losses recorded in net gains (losses) on financial instruments at fair value through profit or loss

in € m.	Dec 31, 2010	Dec 31, 2009
Financial assets held at fair value:		
Trading securities	943	(433)
Positive market values from derivative financial instruments	2,755	(10,325)
Other trading assets	150	(404)
Financial assets designated at fair value through profit or loss	(61)	554
Financial assets available for sale[1]	(30)	(200)
Other financial assets at fair value	(31)	(8)
Total financial assets held at fair value	3,726	(10,816)
Financial liabilities held at fair value:		
Trading securities	(109)	(15)
Negative market values from derivative financial instruments	(75)	2,226
Other trading liabilities	(4)	(35)
Financial liabilities designated at fair value through profit or loss	(194)	1,121
Other financial liabilities at fair value	29	(197)
Total financial liabilities held at fair value	(353)	3,100
Total	3,373	(7,716)

[1] This amount relates to impairment losses on level 3 financial assets available for sale.

Recognition of Trade Date Profit

In accordance with the Group's accounting policy as described in Note 01 "Significant Accounting Policies", if there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	2010	2009
Balance, beginning of year	822	697
New trades during the period	268	467
Amortization	(243)	(182)
Matured trades	(136)	(138)
Subsequent move to observability	(117)	(41)
Exchange rate changes	27	19
Balance, end of year	622	822

15 –
Fair Value of Financial Instruments not carried at Fair Value

The valuation techniques used to establish fair value for the Group's financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 14 "Financial Instruments carried at Fair Value".

As described in Note 13 "Amendments to IAS 39 and IFRS 7, Reclassification of Financial Assets", the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 "Financial Instruments carried at Fair Value", to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

The valuation techniques the Group applies are as follows:

Short-term financial instruments: The carrying value represents a reasonable estimate of fair value for the following financial instruments which are predominantly short-term.

Assets	Liabilities
Cash and due from banks	Deposits
Interest-earning deposits with banks	Central bank funds purchased and securities sold under repurchase agreements
Central bank funds sold and securities purchased under resale agreements	Securities loaned
Securities borrowed	Other short-term borrowings
Other assets	Other liabilities

For longer-term financial instruments within these categories, fair value is determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and credit risks and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued, at the balance sheet date.

Loans: Fair value is determined using discounted cash flow models that incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or credit default swap (CDS) markets, where available and appropriate.

For retail lending portfolios with a large number of homogenous loans (e.g., German residential mortgages), the fair value is calculated on a portfolio basis by discounting the portfolio's contractual cash flows using risk-free interest rates. This present value calculation is then adjusted for credit risk by discounting at the margins which could be earned on similar loans if issued at the balance sheet date. For other portfolios the present value calculation is adjusted for credit risk by calculating the expected loss over the estimated life of the loan based on various parameters including probability of default and loss given default and level of collateralization. The fair value of corporate lending portfolios is estimated by discounting a projected margin over expected maturities using parameters derived from the current market values of collateralized lending obligation (CLO) transactions collateralized with loan portfolios that are similar to the Group's corporate lending portfolio.

Securities purchased under resale agreements, securities borrowed, securities sold under repurchase agreements and securities loaned: Fair value is derived from valuation techniques by discounting future cash flows using the appropriate credit risk-adjusted discount rate. The credit risk-adjusted discount rate includes consideration of the collateral received or pledged in the transaction. These products are typically short-term and highly collateralized, therefore the fair value is not significantly different to the carrying value.

Long-term debt and trust preferred securities: Fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash at a rate at which an instrument with similar characteristics could be issued at the balance sheet date.

The following table presents the estimated fair value of the Group's financial instruments which are not carried at fair value in the balance sheet.

	Dec 31, 2010		Dec 31, 2009	
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:				
Cash and due from banks	17,157	17,157	9,346	9,346
Interest-earning deposits with banks	92,377	92,378	47,233	47,236
Central bank funds sold and securities purchased under resale agreements	20,365	20,310	6,820	6,820
Securities borrowed	28,916	28,916	43,509	43,509
Loans	407,729	401,813	258,105	249,661
Other assets[1]	116,589	116,565	105,004	104,995
Financial liabilities:				
Deposits	533,984	534,442	344,220	344,700
Central bank funds purchased and securities sold under repurchase agreements	27,922	27,954	45,495	45,511
Securities loaned	3,276	3,276	5,564	5,564
Other short-term borrowings	64,990	64,912	42,897	42,833
Other liabilities[1]	135,389	135,386	127,777	127,789
Long-term debt	169,660	168,211	131,782	132,577
Trust preferred securities	12,250	11,462	10,577	9,518

[1] Only includes financial assets or financial liabilities.

Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments as described in Note 01 "Significant Accounting Policies".

The acquisition of Postbank contributed to the increase in the amount of financial assets and liabilities not carried at fair value since December 31, 2009. Postbank's contribution was primarily related to its loans, deposits and long-term debt that were recognized at fair value on the Group's balance sheet on acquisition date. As of December 31, 2010, the carrying value of these financial instruments was € 129.4 billion, € 131.6 billion and € 33.5 billion respectively. As there has been no material change in the fair value of Postbank's loans since acquisition date, the Group estimated the fair value to be equal to the carrying value at December 31, 2010. As of December 31, 2010 the Group estimated that the fair value of deposits is equal to the carrying value and the fair value of long-term debt is € 48 million lower than the carrying value.

Loans: The difference between fair value and carrying value does not reflect the economic benefits and costs that the Group expects to receive from these instruments. The difference arose predominantly due to an increase in expected default rates and reduction in liquidity as implied from market pricing since initial recognition. These reductions in fair value are partially offset by an increase in fair value due to interest rate movements on fixed rate instruments.

Long-term debt and trust preferred securities: The difference between fair value and carrying value is due to the effect of changes in the rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to when the instrument was issued.

16 – Financial Assets Available for Sale

The following are the components of financial assets available for sale.

in € m.	Dec 31, 2010	Dec 31, 2009
Debt securities:		
German government	4,053	2,585
U.S. Treasury and U.S. government agencies	1,633	901
U.S. local (municipal) governments	563	1
Other foreign governments	17,688	3,832
Corporates	19,901	4,280
Other asset-backed securities	1,780	999
Mortgage-backed securities, including obligations of U.S. federal agencies	154	815
Other debt securities	442	438
Total debt securities	46,214	13,851
Equity securities:		
Equity shares	3,296	3,192
Investment certificates and mutual funds	132	76
Total equity securities	3,428	3,268
Other equity interests	2,251	699
Loans	2,373	1,001
Total financial assets available for sale	54,266	18,819

The acquisition of Postbank contributed to the increase of financial assets available for sale, especially in debt securities, by € 33 billion.

On May 6, 2010, Deutsche Bank announced that it had signed a binding agreement to subscribe to newly issued shares in Hua Xia Bank Co. Ltd. ("Hua Xia Bank") for a total subscription price of up to RMB 5.7 billion (€ 649 million as of December 31, 2010). Deutsche Bank's subscription is part of a private placement of Hua Xia Bank shares to its three largest shareholders with an overall issuance value of up to RMB 20.8 billion (€ 2.4 billion as of December 31, 2010). Subject to regulatory approvals and upon final settlement of the transaction, this investment will increase Deutsche Bank's existing equity stake in Hua Xia Bank, which is accounted for as financial asset available for sale, from 17.12 % to 19.99 % of issued capital, the maximum single foreign ownership level as permitted by Chinese regulations.

17 – Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.

As of December 31, 2010 the following investees were significant, representing 75 % of the carrying value of equity method investments.

Investment[1]	Ownership percentage
Actavis Equity S.à r.l., Luxembourg[2]	0.00 %
AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, Frankfurt	28.85 %
BATS Global Markets, Inc., Wilmington[3]	8.46 %
BrisConnections Investment Trust, Kedron	35.59 %
Challenger Infrastructure Fund, Sydney	20.21 %
Compañía Logística de Hidrocarburos CLH, S.A., Madrid[3]	5.00 %
DMG & Partners Securities Pte Ltd, Singapore	49.00 %
Gemeng International Energy Group Company Limited, Taiyuan[3]	9.00 %
Harvest Fund Management Company Limited, Shanghai	30.00 %
HHG Private Capital Portfolio No.1 L.P., London[3]	17.57 %
Huamao Property Holdings Ltd., George Town[3]	0.00 %
K & N Kenanga Holdings Bhd, Kuala Lumpur[3]	16.55 %
Marblegate Special Opportunities Master Fund, L.P., George Town	44.62 %
MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG, Gruenwald	29.58 %
Nexus LLC, Wilmington[3]	12.22 %
Rongde Asset Management Company Limited, Beijing	40.70 %
Spark Infrastructure Group, Sydney[3]	2.28 %

1 All significant equity method investments are investments in associates.
2 Equity method accounting based on subordinated financing arrangement, for further information please see below.
3 The Group has significant influence over the investee through board seats or other measures.

Actavis. On November 24, 2010, Deutsche Bank completed the restructuring of loans it held with the Icelandic generic pharmaceutical group Actavis Group hF. ("Actavis").

The restructuring resulted in Deutsche Bank continuing to provide both senior and subordinated debt financing to Actavis as well as a new Payment in Kind ("PIK") financing arrangement. The terms of the subordinated financing arrangement resulted in Deutsche Bank having an equity method investment in Actavis Equity S.à r.l. ("Actavis Equity"), a 100 percent holding company of Actavis.

The terms of the subordinated financing arrangement give Deutsche Bank certain noncontrolling rights, consents and vetoes over certain financial and operating decisions of Actavis Equity. In addition, the terms of the subordinated financing arrangement subordinate repayments of amounts owing where the borrower is unable to pay its debts or on the sale of Actavis Equity or its subsidiaries. The effect of these rights and restrictions resulted in the treatment of the subordinated financing arrangement as equity for accounting purposes.

The terms of the PIK financing arrangement also provide for the subordination of amounts owed to Deutsche Bank (in the form of interest or repayment premium) under such arrangements where the borrower is unable to pay its debts or on the sale of Actavis Equity or its subsidiaries.

The carrying value of Actavis, which reflects the subordinated financing arrangement, is based on its financial position to September 30, 2010 adjusted to take into account transactions after that date.

Postbank. As of December 31, 2009, Deutsche Postbank AG, was the Group's only significant equity method investment, representing approximately 75 % of the carrying value of equity method investments individually. On December 3, 2010, Deutsche Bank gained a controlling majority in Postbank shares and commenced consolidation of the Postbank Group as of that date. As a consequence the Group ceased equity method accounting for its investment in Postbank. For information on the Postbank acquisition please refer to Note 04 "Acquisitions and Dispositions".

Summarized aggregated financial information of significant equity method investees follows.

in € m.	Dec 31, 2010	Dec 31, 2009
Total assets	17,317	15,945
Total liabilities	12,393	11,415
Revenues	3,145	3,385
Net income (loss)	428	378

The following are the components of the net income (loss) from all equity method investments.

in € m.	2010	2009
Net income (loss) from equity method investments:		
Pro-rata share of investees' net income (loss)	457	189
Net gains (losses) on disposal of equity method investments	14	21
Impairments	(2,475)	(151)
Total net income (loss) from equity method investments	(2,004)	59

In 2010 a charge of approximately € 2.3 billion attributable to the equity method investment in Deutsche Postbank AG prior to consolidation is included. For further detail please see Note 04 "Acquisitions and Dispositions".

There was no unrecognized share of losses of an investee, neither for the period, nor cumulatively.

Equity method investments for which there were published price quotations had a carrying value of € 280 million and a fair value of € 561 million as of December 31, 2010, and a carrying value of € 6.1 billion and a fair value of € 3.8 billion as of December 31, 2009.

The investees have no significant contingent liabilities to which the Group is exposed.

Except as otherwise noted, in 2010 and 2009, none of the Group's investees experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

18 – Loans

The following are the principal components of loans by industry classification.

in € m.	Dec 31, 2010	Dec 31, 2009
Banks and insurance	38,798	22,002
Manufacturing	20,748	17,314
Households (excluding mortgages)	35,115	27,002
Households – mortgages	132,235	58,673
Public sector	24,113	9,572
Wholesale and retail trade	13,637	10,938
Commercial real estate activities	44,120	28,959
Lease financing	2,321	2,078
Fund management activities	27,964	26,462
Other	72,841	59,698
Gross loans	411,892	262,698
(Deferred expense)/unearned income	867	1,250
Loans less (deferred expense)/unearned income	411,025	261,448
Less: Allowance for loan losses	3,296	3,343
Total loans	407,729	258,105

Commitments and Contingent Liabilities

The table below summarizes the contractual amounts of the Group's irrevocable lending-related commitments and contingent liabilities. Contingent liabilities mainly consist of financial and performance guarantees, standby letters of credit and indemnity agreements. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Dec 31, 2010	Dec 31, 2009
Irrevocable lending commitments	123,881	104,125
Contingent liabilities	68,055	52,183
Total	191,936	156,308

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.

Government Assistance

In the course of its business, the Group regularly applies for and receives government support by means of Export Credit Agency ("ECA") guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and, to a lesser extent, developed markets for Structured Trade & Export Finance business. Almost all export-oriented states have established such ECAs to support their domestic exporters. The ECAs act in the name and on behalf of the government of their respective country and are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for short-term, mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Cooperation and Development ("OECD") consensus rules. The OECD consensus rules, an intergovernmental agreement of the OECD member states, define benchmarks to ensure that a fair competition between different exporting nations will take place.

In some countries dedicated funding programs with governmental support are offered for ECA-covered financings. On a selective basis, the Group makes use of such programs. In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments. The majority of such ECA guarantees received by the Group were issued either by the Euler-Hermes Kreditversicherungs AG acting on behalf of the Federal Republic of Germany or by the Commodity Credit Corporation acting on behalf of the United States.

19 – Allowance for Credit Losses

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

The following table presents a breakdown of the movements in the Group's allowance for loan losses for the periods specified.

			2010			2009			2008
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	2,029	1,314	3,343	977	961	1,938	930	775	1,705
Provision for loan losses	562	751	1,313	1,789	808	2,597	382	702	1,084
Net charge-offs:	(896)	(404)	(1,300)	(637)	(419)	(1,056)	(301)	(477)	(778)
Charge-offs	(934)	(509)	(1,443)	(670)	(552)	(1,222)	(364)	(626)	(990)
Recoveries	38	104	143	33	133	166	63	149	212
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–
Exchange rate changes/other	(52)	(8)	(60)	(101)	(36)	(137)	(34)	(39)	(74)
Allowance, end of year	1,643	1,653	3,296	2,029	1,314	3,343	977	961	1,938

The following table presents the activity in the Group's allowance for off-balance sheet positions, which consists of contingent liabilities and lending-related commitments.

			2010			2009			2008
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	83	124	207	98	112	210	101	118	219
Provision for off-balance sheet positions	(18)	(21)	(39)	21	12	33	(2)	(6)	(8)
Usage	–	–	–	(45)	–	(45)	–	–	–
Changes in the group of consolidated companies	42	–	42	–	–	–	–	–	–
Exchange rate changes/other	1	7	8	10	–	10	(1)	–	(1)
Allowance, end of year	108	110	218	83	124	207	98	112	210

In 2010 we recorded changes in the group of consolidated companies for off-balance sheet allowances following the consolidation of acquisitions amounting to € 34 million for Postbank Group and € 8 million for Sal. Oppenheim/BHF-BANK.

20 – Derecognition of Financial Assets

The Group enters into transactions in which it transfers previously recognized financial assets, such as debt securities, equity securities and traded loans, but retains substantially all of the risks and rewards of those assets. Due to this retention, the transferred financial assets are not derecognized and the transfers are accounted for as secured financing transactions. The most common transactions of this nature entered into by the Group are repurchase agreements, securities lending agreements and total return swaps, in which the Group retains substantially all of the associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.

The following table provides further information on the asset types and the associated transactions that did not qualify for derecognition, and their associated liabilities.

in € m.	Dec 31, 2010	Dec 31, 2009[1]
Carrying amount of transferred assets		
Trading securities not derecognized due to the following transactions:		
Repurchase agreements[1]	54,022	56,831
Securities lending agreements[1]	39,454	26,858
Total return swaps	8,854	10,028
Total trading securities	102,330	93,717
Other trading assets	2,455	2,915
Financial assets available for sale	4,391	492
Loans	3,700	2,049
Total	112,876	99,173
Carrying amount of associated liability	99,957	90,543

[1] Prior year amounts have been adjusted.

Continuing involvement accounting is typically applied when the Group retains the rights to future cash flows of an asset, continues to be exposed to a degree of default risk in the transferred assets or holds a residual interest in, or enters into derivative contracts with, securitization or special purpose entities.

The following table provides further detail on the carrying value of the assets transferred in which the Group still has continuing involvement.

in € m.	Dec 31, 2010	Dec 31, 2009[1]
Carrying amount of the original assets transferred:		
Trading securities	2,197	4,688
Other trading assets	6,011	5,007
Carrying amount of the assets continued to be recognized:		
Trading securities	2,186	2,899
Other trading assets	1,713	1,429
Carrying amount of associated liability	3,910	4,253

[1] Prior year amounts have been adjusted.

21 – Assets Pledged and Received as Collateral

The Group pledges assets primarily for repurchase agreements and securities borrowing agreements which are generally conducted under terms that are usual and customary to standard securitized borrowing contracts. In addition the Group pledges collateral against other borrowing arrangements and for margining purposes on OTC derivative liabilities. The carrying value of the Group's assets pledged as collateral for liabilities or contingent liabilities is as follows.

in € m.	Dec 31, 2010	Dec 31, 2009[1]
Interest-earning deposits with banks	930	59
Financial assets at fair value through profit or loss	101,109	97,088
Financial assets available for sale[2]	3,362	558
Loans	15,867	19,537
Other[3]	181	56
Total	121,449	117,298

[1] Prior year amounts have been adjusted.
[2] Increase in financial assets available for sale predominantly due to consolidation of Postbank.
[3] Includes Property and equipment pledged as collateral.

Assets transferred where the transferee has the right to sell or repledge are disclosed on the face of the balance sheet. As of December 31, 2010, and December 31, 2009, these amounts were € 95 billion and € 80 billion, respectively.

As of December 31, 2010, and December 31, 2009, the Group had received collateral with a fair value of € 269 billion and € 225 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed derivatives transactions, customer margin loans and other transactions. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. As of December 31, 2010, and 2009, the Group had resold or repledged € 249 billion and € 200 billion, respectively. This was primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

22 – Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction-in-progress	Total
Cost of acquisition:					
Balance as of January 1, 2009	1,467	2,500	1,513	1,317	6,797
Changes in the group of consolidated companies	5	(2)	(2)	–	1
Additions	4	242	70	276	592
Transfers	2	23	20	(1,121)	(1,076)
Reclassifications (to)/from 'held for sale'	(2)	–	–	–	(2)
Disposals	11	75	34	–	120
Exchange rate changes	4	53	25	(6)	76
Balance as of December 31, 2009	1,469	2,741	1,592	466	6,268
Changes in the group of consolidated companies	1,045	200	(8)	4	1,241
Additions	115	417	156	185	873
Transfers	2,208	398	60	(361)	2,305
Reclassifications (to)/from 'held for sale'	(161)	(21)	(4)	–	(186)
Disposals	33	247	55	–	335
Exchange rate changes	3	133	72	4	212
Balance as of December 31, 2010	4,646	3,621	1,813	298	10,378
Accumulated depreciation and impairment:					
Balance as of January 1, 2009	556	1,705	824	–	3,085
Changes in the group of consolidated companies	(1)	(3)	(2)	–	(6)
Depreciation	35	232	150	–	417
Impairment losses	5	–	11	5	21
Reversals of impairment losses	–	–	–	–	–
Transfers	(1)	10	3	–	12
Reclassifications (to)/from 'held for sale'	–	–	–	–	–
Disposals	5	55	25	–	85
Exchange rate changes	–	37	10	–	47
Balance as of December 31, 2009	589	1,926	971	5	3,491
Changes in the group of consolidated companies	–	(1)	(13)	–	(14)
Depreciation	47	293	154	–	494
Impairment losses	6	22	–	–	28
Reversals of impairment losses	–	–	–	–	–
Transfers	704	(13)	(4)	(5)	682
Reclassifications (to)/from 'held for sale'	(2)	–	–	–	(2)
Disposals	16	187	39	–	242
Exchange rate changes	2	92	45	–	139
Balance as of December 31, 2010	1,330	2,132	1,114	–	4,576
Carrying amount:					
Balance as of December 31, 2009	880	815	621	461	2,777
Balance as of December 31, 2010	3,316	1,489	699	298	5,802

In 2009, following a change in the relevant accounting standards, the Group changed the accounting treatment of an asset previously accounted for as construction-in-progress in Property and Equipment and reclassified it to investment property under Other Assets, in the 2009 financial statements. This asset was again reclassified to Property and Equipment in the 2010 financial statements, triggered by a change of its economic characteristics.

Impairment losses on property and equipment are recorded within General and administrative expenses in the income statement.

The carrying value of items of property and equipment on which there is a restriction on sale was € 192 million as of December 31, 2010.

Commitments for the acquisition of property and equipment were € 18 million at year-end 2010.

23 – Leases

The Group is lessee under lease arrangements covering property and equipment.

Finance Lease Commitments

Most of the Group's finance lease arrangements are made under usual terms and conditions. The Group has one significant lease contract that includes a bargain purchase option to acquire the building at expiration of the leasing contract.

The following table presents the net carrying value for each class of leasing assets held under finance leases.

in € m.	Dec 31, 2010	Dec 31, 2009
Land and buildings	87	91
Furniture and equipment	2	2
Other	3	–
Net carrying value	92	93

Additionally, the Group has sublet leased assets classified as finance leases with a net carrying value of € 5 million as of December 31, 2010, and € 67 million as of December 31, 2009.

The future minimum lease payments required under the Group's finance leases were as follows.

in € m.	Dec 31, 2010	Dec 31, 2009
Future minimum lease payments:		
not later than one year	17	25
later than one year and not later than five years	65	106
later than five years	73	144
Total future minimum lease payments	155	275
less: Future interest charges	111	108
Present value of finance lease commitments	44	167

Future minimum sublease payments of € 105 million are expected to be received under non-cancelable subleases as of December 31, 2010. As of December 31, 2009, future minimum sublease payments of € 111 million were expected. As of December 31, 2010, the amount of contingent rent recognized in the income statement was € 1 million. As of December 31, 2009, contingent rent was € (0.7) million. The contingent rent is based on market interest rates, such as 3-months EURIBOR; below a certain rate the Group receives a rebate.

Operating Lease Commitments

The Group leases the majority of its offices and branches under long-term agreements. Most of the lease contracts are made under usual terms and conditions. The Group has one significant lease contract which contains five options to extend the lease each for a period of five years and there is no purchase option in this specific lease.

The future minimum lease payments required under the Group's operating leases were as follows.

in € m.	Dec 31, 2010	Dec 31, 2009
Future minimum rental payments:		
not later than one year	831	728
later than one year and not later than five years	2,316	2,046
later than five years	2,074	2,352
Total future minimum rental payments	5,221	5,126
less: Future minimum rentals to be received	248	255
Net future minimum rental payments[1]	4,973	4,871

[1] The total of 2010 payments included an amount relating to Postbank of € 425 million.

In 2010, the rental payments for lease and sublease agreements amounted to € 890 million. This included charges of € 927 million for minimum lease payments and € 2 million for contingent rents as well as € 39 million related to sublease rentals received.

24 – Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2010, and 2009, are shown below by business segment.

in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients	Corporate Investments	Total
Balance as of January 1, 2009	3,128	456	2,975	974	–	7,533
Purchase accounting adjustments	–	–	–	–	–	–
Goodwill acquired during the year	2	1	–	–	–	3
Transfers	–	–	(306)	–	306	–
Reclassification from (to) 'held for sale'	(14)	–	–	–	–	(14)
Goodwill related to dispositions without being classified as 'held for sale'	–	–	–	–	–	–
Impairment losses[1]	–	–	–	–	(151)	(151)
Exchange rate changes/other	(11)	(4)	46	–	18	49
Balance as of December 31, 2009	3,105	453	2,715	974	173	7,420
Gross amount of goodwill	3,109	453	2,715	974	849	8,100
Accumulated impairment losses	(4)	–	–	–	(676)	(680)
Balance as of January 1, 2010	3,105	453	2,715	974	173	7,420
Purchase accounting adjustments	–	5	(4)	–	–	1
Goodwill acquired during the year	2	–	844	2,049	–	2,895
Transfers	–	3	(3)	–	–	–
Reclassification from (to) 'held for sale'	–	–	(20)	–	–	(20)
Goodwill related to dispositions without being classified as 'held for sale'	–	–	–	–	–	–
Impairment losses	–	–	–	–	–	–
Exchange rate changes/other	225	26	192	2	21	466
Balance as of December 31, 2010	3,332	487	3,724	3,025	194	10,762
Gross amount of goodwill	3,337	487	3,724	3,025	903	11,476
Accumulated impairment losses	(5)	–	–	–	(709)	(714)

[1] Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.

In 2010, additions to goodwill totaled approximately € 2.9 billion. This included an amount of € 2,049 million related to the acquisition of a controlling interest in Deutsche Postbank AG ("Postbank") in December 2010, which had been allocated to Private & Business Clients (PBC). The acquisition of the Sal. Oppenheim Group (including its subsidiary BHF-BANK AG ("BHF-BANK"), excluding BHF Asset Servicing GmbH) in the first quarter 2010 resulted in the recognition of goodwill of € 844 million which was assigned to Asset and Wealth Management (AWM). Following the contemplated sale of BHF-BANK and its classification as a disposal group held for sale, goodwill of € 13 million associated with the acquisition of that unit was reclassified to the disposal group in the fourth quarter 2010. Furthermore, the acquisition of a U.S. based investment advisor contributed € 2 million of goodwill to Corporate Banking & Securities (CB&S). Due to the designated sale of a subsidiary in the AWM Corporate Division, an amount of € 7 million had been assigned to the respective disposal group held for sale.

No impairment of goodwill was recorded in 2010.

In 2009, additions to goodwill totaled € 3 million and included € 2 million in CB&S resulting from the acquisition of outstanding noncontrolling interests in an Algerian financial advisory company and € 1 million in Global Transaction Banking (GTB) related to the acquisition of Dresdner Bank's Global Agency Securities Lending business. Effective January 1, 2009 and following a change in management responsibility, goodwill of € 306 million related to Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals, was transferred from AWM to Corporate Investments (CI). Due to their reclassification to the held for sale category in the third quarter 2009, goodwill of € 14 million (CB&S) related to a nonintegrated investment in a renewable energy development project was transferred as part of a disposal group to other assets (see Note 25 "Assets Held For Sale").

A goodwill impairment loss of € 151 million was recorded in the second quarter of 2009 in CI related to its nonintegrated investment in Maher Terminals, following the continued negative outlook for container and business volumes. The fair value less costs to sell of the investment was determined based on a discounted cash flow model.

In 2008, a total goodwill impairment loss of € 275 million was recorded. Of this total, € 270 million related to an investment in AWM and € 5 million related to a listed investment in CB&S. Both impairment losses related to investments which were not integrated into the primary cash-generating units within AWM and CB&S. The impairment review of the investment Maher Terminals in AWM was triggered by a significant decline in business volume as a result of the economic climate at that time. The fair value less costs to sell of the investment was determined based on a discounted cash flow model. The impairment review of the investment in CB&S was triggered by write-downs of certain other assets and the negative business outlook of the investment. The fair value less costs to sell of the listed investment was determined based on its market price.

Goodwill Impairment Test

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash generating units which are the smallest identifiable groups of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets and that are expected to benefit from the synergies of the combination. In identifying whether cash inflows from an asset (or a group of assets) are largely independent of the cash inflows from other assets (or groups of assets) various factors are considered, including how management monitors the entity's operations or makes decisions about continuing or disposing of the entity's assets and operations.

Following a transfer in responsibility for leadership of the Corporate & Investment Bank (CIB) announced in mid-2010, the reorganization to create an integrated CIB structure has significantly progressed. This integration is expected to deliver synergies including more coordinated corporate client coverage, maximizing cross selling opportunities and bringing together best practices from across the franchise. As a consequence, the two former cash-generating units Global Markets and Corporate Finance have been merged into one single CGU Corporate Banking & Securities effective October 1, 2010. The Group verified that the change in the cash-generating unit structure within the CB&S segment did not trigger, defer or avoid an impairment of goodwill.

On this basis, the Group's primary cash-generating units are Corporate Banking & Securities, Global Transaction Banking, Asset Management and Private Wealth Management within the Asset and Wealth Management segment, Private & Business Clients and Corporate Investments.

The carrying amounts of goodwill as well as their relative share by cash-generating unit for the years ended December 31, 2010, and 2009, are as follows.

	Corporate Banking & Securities	Global Transaction Banking	Asset Management	Private Wealth Management	Private & Business Clients	Corporate Investments	Others	Total Goodwill
As of December 31, 2009								
in € m.	3,105	453	1,788	927	974	–	174	7,420
in %	42 %	6 %	24 %	12 %	13 %	N/M	2 %	100 %
As of December 31, 2010								
in € m.	3,332	487	1,988	1,736	3,025	–	194	10,762
in %	31 %	5 %	18 %	16 %	28 %	N/M	2 %	100 %

N/M – not meaningful

In addition to the primary CGUs, the segments CB&S and CI carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments' primary cash-generating units. Such goodwill is tested individually for impairment on the level of each of the nonintegrated investments and summarized as Others in the table above. The nonintegrated investment in CI constitutes Maher Terminals, which was transferred from AWM to CI effective January 1, 2009.

Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying cash-generating unit with its carrying amount. The carrying amount of a cash-generating unit is derived based on the amount of equity allocated to a cash-generating unit. The carrying amount also considers the amount of goodwill and unamortized intangible assets of a cash-generating unit. The recoverable amount is the higher of a cash-generating unit's fair value less costs to sell and its value in use. The annual goodwill impairment tests in 2010, 2009 and 2008 did not result in an impairment loss of goodwill of the Group's primary cash-generating units as the recoverable amount for these cash-generating units was higher than their respective carrying amount.

The following sections describe how the Group determines the recoverable amount of its primary goodwill carrying cash-generating units and provides information on certain key assumptions on which management based its determination of the recoverable amount.

Recoverable Amount

The Group determines the recoverable amount of its primary cash-generating units on the basis of value in use and employs a valuation model based on discounted cash flows ("DCF"). The DCF model employed by the Group reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements.

The DCF model uses earnings projections and respective capitalization assumptions based on financial plans agreed by management which, for purposes of the goodwill impairment test, are extrapolated to a five-year period and are discounted to their present value. Estimating future earnings and capital requirements involves judgment, considering past and actual performance as well as expected developments in the respective markets, in the overall macroeconomic and regulatory environment. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level and assumed to increase by or converging towards a constant long-term growth rate of 3.7 %, which is based on expectations for the development of gross domestic product and inflation, and are captured in the terminal value.

Key Assumptions and Sensitivities

Key Assumptions: The value in use of a cash-generating unit is sensitive to the earnings projections, to the discount rate applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model which is comprised of a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. Business-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates.

The following table summarizes descriptions of key assumptions underlying the projected future earnings, management's approach to determining the values assigned to key assumptions as well as the uncertainty associated with the key assumption and potential events and circumstances that could have a negative effect for the Group's primary cash-generating units.

Primary cash-generating unit	Description of key assumptions	Management's approach to determining the values assigned to key assumptions	Uncertainty associated with key assumption and potential events/circumstances that could have a negative effect
Corporate Banking & Securities	- Cost savings in light of Group-wide infrastructure efficiency increase and Complexity Reduction Program - Successful integration of the investment bank - Robust, possibly increasing trading volumes and margins - Focus on flow products and benefiting from leading client market shares - Increased focus on EM Debt, commodities and electronic trading - Corporate Finance fee pools continue to recover	- The key assumptions have been based on a combination of internal and external studies (consulting firms, research) - Management estimates concerning CIB integration and cost reduction program are also based on progress made to date across various initiatives	- Uncertainty around regulation and its potential implications not yet anticipated - Unforeseen macroeconomic environment leading to slowdown in activity - Attrition and loss of key talent in certain sectors and resurgence of competition - Cost savings are not achieved to the extent planned
Global Transaction Banking	- Cost savings in light of Group-wide infrastructure efficiency increase and Complexity Reduction Program - Capitalize on synergies resulting from CIB integration - Stable macroeconomic environment - Interest rate levels - Recovery in international trade volumes, cross-border payments and corporate actions - Deepening relationships with Complex Corporates and Institutional Clients in existing regions while pushing further growth in Asia - Successful integration of parts of ABN AMRO's corporate and commercial banking activities in the Netherlands	- The key assumptions have been based on a combination of internal and external sources - Macroeconomic trends are supported by studies while internal growth plans and impact from efficiency initiatives have been based on management/high level business case assumptions	- Unexpected weak recovery of the world economy and its impact on trade volumes, interest rate and foreign exchange rates - Delay in implementation of efficiency measures - Uncertainty around regulation and its potential implications not yet anticipated
Asset Management	- Cost savings in light of Group-wide infrastructure efficiency increase and Complexity Reduction Program as well as re-engineered AM platform - Market appetite to regain prior year losses stimulating alternative assets investments - Growing allocations into alternative assets - Continuing recovery in equity and real estate markets - Ongoing growing wealth in emerging economies and Sovereign Wealth Funds - Ongoing shift from state pension to private retirement funding and benefiting from product innovation - Outsourcing of investment management mandates by insurance companies - Increased interest and appetite for Climate Change investments	- Equity Markets growth assumptions are based on internal studies from DB Research - Other business growth and efficiency assumptions are based on business management input validated by internal independent function - Platform cost reductions are derived from analysis of competitors and trend analyses within PCAM	- Reoccurrence of market volatility - Investors continue to retreat to cash or simpler, lower fee products - Cost savings are not achieved to the extent planned

Primary cash-generating unit	Description of key assumptions	Management's approach to determining the values assigned to key assumptions	Uncertainty associated with key assumption and potential events/circumstances that could have a negative effect
Private Wealth Management	- Cost savings in light of Group-wide infrastructure efficiency increase and Complexity Reduction Program - Market appetite to regain prior year losses stimulating alternative assets investments - Continuing recovery in equity and real estate markets - Growing wealth pools in mature and emerging markets - Market share increases in fragmented competitive environment - Asset gathering and allocation shifts - Benefiting from home market leadership - Positive results from Sal. Oppenheim integration - Organic growth in Asia/Pacific with hiring and intensified cooperation with CIB - Complexity reductions and efficiency improvements by enforcing a global PWM platform	- Complexity Reduction expectations based on internal input - Macroeconomic data and market data (e.g. asset classes recovery) based on DB Research input - Growth potential across markets based on external sources (strategy consultancies) and historical performance - Sal. Oppenheim targets based on separate integration analyses and strategy	- Unfavorable fiscal policy for off-shore banking - Uncertainties in Euro and USD zone and overall unstable foreign exchange environment - Volatility in emerging markets
Private & Business Clients	- Cost savings in light of Group-wide infrastructure efficiency increase and Complexity Reduction Program - Leading position in home market, Germany, strong position in other European markets and growth options in key Asian countries - Achievement of synergies between Deutsche Bank and Postbank on revenue and cost side - Market share gains in Germany via customer and volume gains using the strong advisory proposition - Benefiting from branch network expansion in India and stake increase in Hua Xia Bank in China	- All assumptions regarding PBC's future development are backed with respective projects and initiatives - All initiatives were based on a business case developed by management validated by internal and external data	- Sharp drop in economic growth - Continued low interest rates - Risk that synergies related to Postbank acquisition do not realize or realize later than foreseen - Costs to achieve the synergies are higher than foreseen

Pre-tax discount rates applied to determine the value in use of the primary cash-generating units in 2010 and 2009 are as follows.

Primary cash generating units

	Discount rate (pre-tax)	
	2010	2009
Corporate & Investment Bank		
Corporate Banking & Securities	13.9 %	N/A[1]
Global Transaction Banking	11.7 %	12.5 %
Private Clients and Asset Management		
Asset Management	12.5 %	13.5 %
Private Wealth Management	12.2 %	13.2 %
Private & Business Clients	13.1 %	13.1 %

N/A – Not applicable
1 Respective pre-tax discount rates in 2009 were 14.7 % for Global Markets and 14.5 % for Corporate Finance.

Sensitivities: In validating the value in use determined for the cash-generating units, the major value drivers of each cash-generating unit are reviewed annually. In addition, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized to test the resilience of value in use. The recoverable amounts of all primary cash-generating units were substantially in excess of their respective carrying amounts. On this basis, management believes that reasonably possible changes in key assumptions used to determine the recoverable amount of the Group's primary cash-generating units would not result in an impairment.

However, certain global risks for the banking industry such as an unexpected weak recovery of the world economy, a potential sovereign default and overly costly and internationally fragmented new regulation may negatively impact the performance forecasts of certain of the Group's cash-generating units and, thus, could result in an impairment of goodwill in the future.

Other Intangible Assets

Other intangible assets are separated into purchased and internally-generated intangible assets. While purchased intangible assets are further split into unamortized and amortized other intangible assets, internally- generated intangible assets consist only of internally-generated software.

The changes of other intangible assets by asset class for the years ended December 31, 2010, and 2009, are as follows.

	Purchased intangible assets								Internally generated intangible assets	Total other intangible assets
	Unamortized			Amortized						
in € m.	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Customer-related intangible assets	Value of business acquired	Contract-based intangible assets	Software and other	Total amortized purchased intangible assets	Software	
Cost of acquisition/manufacture:										
Balance as of January 1, 2009	817	17	834	563	654	708	495	2,420	411	3,665
Additions	–	–	–	37	12	15	35	99	128	227
Changes in the group of consolidated companies	–	–	–	–	–	–	(1)	(1)	–	(1)
Disposals	–	–	–	–	–	28	3	31	14	45
Reclassifications from (to) 'held for sale'	–	(11)	(11)	–	–	–	–	–	–	(11)
Transfers	–	–	–	–	14	–	21	35	(22)	13
Exchange rate changes	(9)	3	(6)	9	63	(5)	4	71	4	69
Balance as of December 31, 2009	808	9	817	609	743	690	551	2,593	507	3,917
Additions	–	2	2	29	11	13	68	121	316	439
Changes in the group of consolidated companies	–	413	413	1,055	–	14	251	1,320	163	1,896
Disposals	–	10	10	–	–	6	16	22	52	84
Reclassifications from (to) 'held for sale'	–	3	3	(27)	–	–	(30)	(57)	(7)	(61)
Transfers	–	–	–	(10)	–	–	3	(7)	(2)	(9)
Exchange rate changes	62	1	63	33	26	52	30	141	30	234
Balance as of December 31, 2010	870	418	1,288	1,689	780	763	857	4,089	955	6,332
Accumulated amortization and impairment:										
Balance as of January 1, 2009	380	–	380	221	40	100	251	612	329	1,321
Amortization for the year	–	–	–	61	29	40	31	161	13	174[1]
Changes in the group of consolidated companies	–	–	–	–	–	–	(1)	(1)	–	(1)
Disposals	–	–	–	–	–	27	2	29	14	43
Reclassifications from (to) 'held for sale'	–	(2)	(2)	–	–	–	–	–	–	(2)
Impairment losses	–	1	1	–	–	4	–	4	–	5[2]
Reversals of impairment losses	287	–	287	4	–	–	–	4	–	291[3]
Transfers	–	–	–	–	–	–	(1)	(1)	–	(1)
Exchange rate changes	(4)	1	(3)	1	4	(3)	4	6	3	6
Balance as of December 31, 2009	89	–	89	279	73	114	282	748	331	1,168
Amortization for the year	–	–	–	80	28	41	77	226	36	262[4]
Changes in the group of consolidated companies	–	–	–	–	–	–	36	36	–	36
Disposals	–	–	–	(1)	–	5	13	17	49	66
Reclassifications from (to) 'held for sale'	–	–	–	(2)	–	–	(2)	(4)	(1)	(5)
Impairment losses	–	–	–	29	–	–	12	41	–	41[5]
Reversals of impairment losses	–	–	–	–	–	–	–	–	–	–
Transfers	–	–	–	(1)	–	–	3	2	2	4
Exchange rate changes	7	1	8	15	3	7	11	36	15	59
Balance as of December 31, 2010	96	1	97	401	104	157	406	1,068	334	1,499
Carrying amount:										
As of December 31, 2009	719	9	728	330	670	576	269	1,845	176	2,749
As of December 31, 2010	774	417	1,191	1,288	676	606	451	3,021	621	4,833

[1] Of which € 162 million were included in general and administrative expenses and € 12 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.
[2] Of which € 5 million were recorded as impairment of intangible assets.
[3] € 291 million were recorded as reversal of a prior year's impairment and are included under impairment of intangible assets.
[4] Of which € 249 million were included in general and administrative expenses and € 13 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.
[5] Of which € 29 million were recorded as impairment of intangible assets.

Amortized Intangible Assets

Following the acquisitions of Postbank, Sal. Oppenheim (including BHF-BANK, but excluding BAS) and the Dutch commercial banking activities from ABN AMRO during 2010, the purchase price allocations for these transactions resulted in the identification and initial recognition of amortized intangible assets of approximately € 1.3 billion capitalized in the Group's consolidated balance sheet. The amount included mainly customer-related intangible assets of approximately € 1.1 billion (Postbank € 836 million, ABN AMRO € 168 million, Sal. Oppenheim € 66 million) and purchased software of € 214 million (Postbank € 142 million, Sal. Oppenheim € 72 million). Also, these acquisitions involved the capitalization of € 163 million of self-developed software to the Group's consolidated balance sheet, of which € 156 million were attributable to Postbank.

Furthermore, in 2010 the Group recorded additions to amortized intangible assets of € 121 million, mainly representing capitalized expenses for purchased software of € 68 million, customer-related intangible assets of € 29 million and the capitalization of € 11 million of deferred policy acquisition costs (DAC) related to incremental costs of acquiring investment management contracts. Such acquisition costs are commissions payable to intermediaries and business counterparties of the Group's insurance business (see Note 39 "Insurance and Investment Contracts"). Due to the Group classifying its subsidiary BHF-BANK as a disposal group held for sale, the related carrying amounts for amortizing intangible assets of € 55 million were reclassified to other assets.

In 2010, impairments recorded on other intangible assets of € 41 million included a charge of € 29 million relating to the client portfolio of an acquired domestic custody services business recorded in GTB and a loss of € 12 million recorded in the retirement of purchased software included in AWM.

In 2009, additions and transfers to amortized intangible assets amounted to € 134 million and included purchased software of € 35 million, the capitalization of DACs of € 26 million related to incremental costs of acquiring investment management contracts, which are commissions payable to intermediaries and business counterparties of the Group's insurance business, and the recognition of customer relationships resulting from the acquisition of Dresdner Bank's Global Agency Securities Lending business of € 21 million (see Note 04 "Acquisitions and Dispositions").

In 2009, impairment of intangible assets in the income statement included an impairment loss of € 4 million relating to contract-based intangible assets as well as a reversal of an impairment loss of € 4 million relating to customer-related intangible assets, which had been taken in the fourth quarter of 2008. The impairment loss was included in CB&S, the impairment reversal was recorded in AWM.

In 2008, impairment losses relating to customer-related intangible assets and contract-based intangible assets (mortgage servicing rights) amounting to € 6 million and € 1 million were recognized as impairment of intangible assets and in commissions and fee income, respectively, in the income statement. The impairment of customer-related intangible assets was recorded in AWM and the impairment of contract-based intangible assets was recorded in CB&S.

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Note 01 "Significant Accounting Policies" and Note 39 "Insurance and Investment Contracts", and for mortgage servicing rights).

Mortgage servicing rights are amortized in proportion to and over the estimated period of net servicing revenues. The useful lives of other amortized intangible assets by asset class are as follows.

	Useful lives in years
Internally generated intangible assets:	
Software	up to 10
Purchased intangible assets:	
Customer-related intangible assets	up to 25
Contract-based intangible assets	up to 40
Value of business acquired	up to 30
Other	up to 20

Unamortized Intangible Assets

Within this asset class, the Group recognizes certain contract-based and marketing-related intangible assets which are deemed to have an indefinite useful life. In particular, the asset class comprises investment management agreements related to retail mutual funds and certain trademarks. Due to the specific nature of these intangible assets, market prices are ordinarily not observable and, therefore, the Group values such assets based on the income approach of valuation, using a post-tax discounted cash flow methodology.

Retail investment management agreements: This asset, amounting to € 774 million, relates to the Group's U.S. retail mutual fund business and is allocated to the Asset Management cash-generating unit. Retail investment management agreements are contracts that give DWS Investments the exclusive right to manage a variety of mutual funds for a specified period. Since the contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. The intangible asset was valued at fair value based upon a third party valuation at the date of the Group's acquisition of Zurich Scudder Investments, Inc. in 2002.

In 2010, there was no impairment as the recoverable amount of the retail investment management agreements, calculated as fair value less costs to sell, exceeded its carrying amount. The fair value was determined using the multi-period excess earnings method.

In 2009, a reversal of an impairment loss of € 287 million was recognized and recorded as impairment of intangible assets in the income statement. A related impairment loss had been taken in the fourth quarter of 2008. The impairment reversal was related to retail investment management agreements for certain open end funds and was recorded in AWM. The impairment reversal was due to an increase in fair value as a result of increases in market values of invested assets as well as current and projected operating results and cash flows of investment management agreements. The recoverable amount of the asset was calculated as fair value less costs to sell, using the multi-period excess earnings method.

In 2008, an impairment loss of € 304 million was recognized in the income statement as impairment of intangible assets. The loss related to retail investment management agreements and was recorded in AWM. The impairment loss was due to a decrease in fair values as a result of declines in market values of invested assets as well as current and projected operating results and cash flows of investment management agreements. The impairment related to certain open end and closed end funds. The recoverable amounts of the assets were calculated as fair value less costs to sell, using the multi-period excess earnings method.

Postbank trademark: As a result of the preliminary purchase price allocation, the Group identified and recognized in December 2010 the Postbank trademark amounting to € 382 million (see Note 04 "Acquisitions and Dispositions"). The asset is allocated to the Private & Business Clients cash-generating unit. Since the trademark is expected to generate cash flows for an indefinite period of time, it is classified as unamortized intangible asset. The trademark intangible was valued at fair value based on a preliminary third party valuation as of the acquisition date which is subject to finalization within the respective measurement period.

In 2010, there was no indication that the fair value of the Postbank trademark differed from the initial fair value determination. Since the Postbank consolidation occurred in December 2010, the determination of the fair value for this trademark coincided with the regular impairment testing. The fair value of the trademark was determined based on the income approach, using the relief-from-royalty approach. As the purchase price allocation is subject to finalization within the regular measurement period, the fair value of the Postbank trademark may change during the 12-months-period following the acquisition date.

Sal. Oppenheim trademark: The purchase price allocation performed in relation to the acquisition of the Sal. Oppenheim Group in 2010 resulted in the identification and recognition of the Sal. Oppenheim trademark amounting to € 27 million. The asset is allocated to the Private Wealth Management cash-generating unit. The useful life for the trademark is assumed to be indefinite and, hence, not subject to amortization. The intangible asset was valued at fair value based upon a third party valuation performed as of the acquisition date.

In 2010, there was no indication that the fair value of the trademark differed from the fair value determination in the purchase price allocation. The valuation of the trademark intangible asset was performed in context of the respective purchase price allocation for the Sal. Oppenheim acquisition. The fair value of the Sal. Oppenheim trademark was determined using the relief-from-royalty approach.

25 –
Assets Held for Sale

Assets Held for Sale as of December 31, 2010

As of the balance sheet date, total assets held for sale amounted to € 13,468 million. They were reported in other assets. The Group valued the non-current assets and disposal groups classified as held for sale at the lower of their carrying amount and fair value less costs to sell. Financial instruments were measured following the general provisions of IAS 39.

BHF-BANK

On December 23, 2010, Deutsche Bank announced that it had agreed with Liechtenstein's LGT Group on important aspects of the sale of BHF-BANK AG ("BHF-BANK") and to conduct exclusive negotiations with LGT Group concerning the contemplated sale of BHF-BANK. The negotiations to finalize the contractual details are expected to be completed during the first quarter of 2011 and the Group expects BHF-BANK to be sold within one year. Accordingly and as of December 31, 2010, the Group classified BHF-BANK as a disposal group held for sale. BHF-BANK was previously acquired as a part of the acquisition of the Sal. Oppenheim Group and is allocated to the Corporate Division Asset and Wealth Management (AWM). The reclassification to the held-for-sale category triggered an impairment loss of € 62 million before tax which was recorded in other income of the Group's income statement of the fourth quarter 2010. Regarding this impairment there has been a release of € 16 million of deferred taxes.

The following are the principal components of BHF-BANK's assets and liabilities which the Group classified as held for sale as of December 31, 2010.

in € m.	Dec 31, 2010
Cash, due and deposits from banks, Central bank funds sold and securities purchased under resale agreements	1,109
Trading assets, Derivatives, Financial assets designated at fair value through P&L	3,653
Financial assets available for sale	4,253
Loans	1,763
Other assets	1,501
Total assets classified as held for sale	12,280
Deposits, Central bank funds purchased and securities sold under repurchase agreements	7,534
Trading liabilities (excl. derivatives), Derivatives, Financial liabilities designated at fair value through P&L	2,650
Other liabilities	608
Long-term debt	981
Total liabilities classified as held for sale	11,773

Relating to BHF-BANK's available-for-sale portfolio, unrealized net losses of € 27 million were recognized directly in accumulated other comprehensive income (net of applicable tax). These unrealized net losses will remain in equity until such time as the investment in BHF-BANK is sold, at which time the losses shall be reclassified from equity to profit or loss.

Other non-current assets and disposal groups classified as held for sale

With the closing of a majority shareholding in Postbank on December 3, 2010, the Group also obtained control over Postbank's Indian subsidiary Deutsche Postbank Home Finance Ltd. ("DPHFL") which is allocated to the Corporate Division Private & Business Clients (PBC). As announced by Postbank already on December 1, 2010, Postbank had resolved to finalize an agreement with a buyer consortium led by Dewan Housing Finance Ltd. to sell DPHFL. The transaction is expected to close in the first quarter 2011 and is subject to approval by the National Housing Bank, the Indian supervisory authority.

As part of the acquisition of the Sal. Oppenheim Group, the Group acquired several investments that are allocated to the Corporate Division Asset and Wealth Management (AWM) and expected to be sold within one year. Accordingly, the Group classified several private equity investments that were previously acquired as part of the acquisition of the Sal. Oppenheim Group and are allocated to the Corporate Division Asset and Wealth Management (AWM) as held for sale as of December 31, 2010.

As of December 31, 2010, the Group also classified a subsidiary that is allocated to the Corporate Division Asset and Wealth Management (AWM) as held for sale. The transaction has been approved by local authorities and is expected to be completed during the first quarter of 2011. The reclassification to held for sale resulted in the reclassification of the related goodwill of € 7 million as of December 31, 2010 to assets held for sale.

As of December 31, 2010, the Group also classified an investment in an associate allocated to the Corporate Division Corporate Banking & Securities (CB&S) as held for sale. The initial reclassification of the investment on September 30, 2010 resulted in an impairment loss of € 72 million recorded in the third quarter 2010 which was included in net income (loss) from equity method investments. During the fourth quarter 2010, the other noncontrolling shareholders agreed the sale of their stakes and, under the terms of the shareholder's agreement, the Group could be forced to sell its stake at the same price. Accordingly, the investment was written down to fair value less costs to sell which resulted in an additional charge of € 40 million recognized in the fourth quarter 2010 included in other income. The sale of the company including DB's stake closed on January 11, 2011.

As of December 31, 2010, the Group also classified a subsidiary as a disposal group held for sale and reported the related balance sheet items within other assets and other liabilities. The disposal group is allocated to the Corporate Division Corporate Banking & Securities (CB&S) and mainly included a German real estate investment property asset. The entity is expected to be sold within one year.

The following table summarizes the principal components of other non-current assets and disposal groups which the Group classified as held for sale for the years ended December 31, 2010, and 2009, respectively.

in € m.	Dec 31, 2010	Dec 31, 2009
Cash, due from banks and Interest-earning deposits with banks	15	16
Financial assets available for sale	235	–
Investments in associates	–	18
Loans	867	–
Property and equipment	45	21
Other assets	25	51
Total assets classified as held for sale	1,188	106
Long-term debt	815	21
Other liabilities	10	2
Total liabilities classified as held for sale	825	23

Unrealized net gains of € 16 million relating to the other assets and liabilities which the Group classified as held for sale were recognized directly in accumulated other comprehensive income. These unrealized net gains will remain in equity until such time as the investments are sold, at which time the net gains shall be reclassified from equity to profit or loss.

Disposals during 2010

In August 2010, the Group sold its subsidiary BHF Asset Servicing GmbH which was allocated to AWM and was previously classified as held for sale. The purchase of this subsidiary was treated as a separate transaction apart from the acquisition of the Sal. Oppenheim Group in the first quarter 2010. In 2010 an impairment loss of € 4 million was recorded in other income.

In the fourth quarter of 2010, the Group sold several assets held for sale that were allocated to the Corporate Division Asset and Wealth Management (AWM). These investments were previously acquired as part of the acquisition of the Sal. Oppenheim Group.

A further impairment of € 2 million, which was recorded in the second quarter 2010 in CB&S, related to a disposal group which was sold in June 2010.

Changes in Classification during 2010

In 2010 the market conditions in different regions changed and hence the timing of the ultimate disposal of several investments became uncertain. Accordingly, several disposal groups, investments in associates and a loan allocated to CB&S were no longer classified as held for sale in the third quarter 2010, due to the current market conditions. These changes in classification did not result in any additional impairment loss. However, an impairment loss before reclassification of € 3 million was recorded in other income in CB&S in the second quarter 2010.

Assets Held for Sale as of December 31, 2009

As of December 31, 2009, the Group classified several disposal groups (comprising nineteen subsidiaries), three investments in associates, a loan and several real estate assets allocated to the Corporate Division Corporate Banking & Securities (CB&S) as held for sale. The Group reported these items in other assets and other liabilities and valued them at the lower of their carrying amount or fair value less costs to sell resulting in an impairment loss of € 10 million relating to the disposal groups which was recorded in other income in CB&S. The disposal groups, the three investments in associates and the loan related to a series of renewable energy development projects. The real estate assets included commercial and residential property in North America owned through foreclosure. In 2010, these items were no longer classified as held for sale due to the current market conditions that made the timing of the ultimate disposal of these investments uncertain.

Assets Held for Sale as of December 31, 2008

As of December 31, 2008, the Group classified several real estate assets as held for sale. The Group reported these items in other assets and valued them at the lower of their carrying amount or fair value less costs to sell, which did not lead to an impairment loss in 2008. The real estate assets included commercial and residential property in Germany and North America owned by CB&S through foreclosure. The real estate assets in Germany and most of the items in North America were sold in 2009.

As of December 31, 2007, the Group classified three disposal groups (two subsidiaries and a consolidated fund) and several non-current assets as held for sale. The Group reported these items in other assets and other liabilities, and valued them at the lower of their carrying amount or fair value less costs to sell, resulting in an impairment loss of € 2 million in 2007, which was recorded in income before income taxes of the Group Division Corporate Investments (CI).

The three disposal groups included two in the Corporate Division Asset and Wealth Management (AWM). One was an Italian life insurance company for which a disposal contract was signed in December 2007 and which was sold in the first half of 2008, and a second related to a real estate fund in North America, which ceased to be classified as held for sale as of December 31, 2008. The expenses which were not to be recognized during the held for sale period, were recognized at the date of reclassification. This resulted in an increase of other expenses of € 13 million in AWM in 2008. This amount included expenses of € 3 million which related to 2007. Due to the market conditions the timing of the ultimate disposal of this investment was uncertain. The last disposal group, a subsidiary in CI, was classified as held for sale at year-end 2006 but, due to circumstances arising in 2007 that were previously considered unlikely, was not sold in 2007. In 2008, the Group changed its plans to sell the subsidiary because the envisaged sales transaction did not materialize due to the lack of interest of the designated buyer. In the light of the weak market environment there were no sales activities regarding this subsidiary. The reclassification did not lead to any impact on revenues and expenses.

Non-current assets classified as held for sale as of December 31, 2007 included two alternative investments of AWM in North America, several office buildings in CI and in the Corporate Division Private & Business Clients (PBC), and other real estate assets in North America, obtained by CB&S through foreclosure. While the office buildings in CI and PBC and most of the real estate in CB&S were sold during 2008, the ownership structure of the two alternative investments Maher Terminals LLC and Maher Terminals of Canada Corp. was restructured and the Group consolidated these investments commencing June 30, 2008. Due to the market conditions the timing of the ultimate disposal of these investments was uncertain. As a result, the assets and liabilities were no longer classified as held for sale at the end of the third quarter 2008. The revenues and expenses which were not to be recognized during the held for sale period were recognized at the date of reclassification. This resulted in a negative impact on other income of € 62 million and an increase of other expenses of € 38 million in AWM in 2008. These amounts included a charge to revenues of € 20 million and expenses of € 21 million which related to 2007.

26 – Other Assets and Other Liabilities

The following are the components of other assets and other liabilities.

in € m.	Dec 31, 2010	Dec 31, 2009
Other assets:		
Brokerage and securities related receivables		
Cash/margin receivables	46,132	43,890
Receivables from prime brokerage	11,324	6,837
Pending securities transactions past settlement date	4,834	9,229
Receivables from unsettled regular way trades	41,133	33,496
Total brokerage and securities related receivables	103,423	93,452
Accrued interest receivable	3,941	3,426
Assets held for sale	13,468	106
Other	28,397	24,554
Total other assets	149,229	121,538

As of December 31, 2009, "Other" in the table above included the investment property The Cosmopolitan of Las Vegas with a carrying value of € 946 million (please see Note 01 "Significant Accounting Policies" for the valuation model applied for investment property). This investment was reclassified to Property and Equipment when it commenced its business activity in December 2010.

For further details on the assets held for sale please refer to Note 25 "Assets Held for Sale".

in € m.	Dec 31, 2010	Dec 31, 2009
Other liabilities:		
Brokerage and securities related payables		
Cash/margin payables	42,596	40,448
Payables from prime brokerage	27,772	31,427
Pending securities transactions past settlement date	3,137	5,708
Payables from unsettled regular way trades	42,641	33,214
Total brokerage and securities related payables	116,146	110,797
Accrued interest payable	3,956	3,713
Liabilities held for sale	12,598	23
Other	49,127	39,748
Total other liabilities	181,827	154,281

For further details on the liabilities held for sale please refer to Note 25 “Assets Held for Sale”.

27 – Deposits

The following are the components of deposits.

in € m.	Dec 31, 2010	Dec 31, 2009
Noninterest-bearing demand deposits	89,068	51,731
Interest-bearing deposits		
Demand deposits	120,154	117,955
Time deposits	183,861	108,730
Savings deposits	140,901	65,804
Total interest-bearing deposits	444,916	292,489
Total deposits	533,984	344,220

The increase in deposits is primarily related to the first-time consolidation of Postbank.

28 – Provisions

The following table presents movements by class of provisions.

in € m.	Operational/ Litigation	Other	Total[1]
Balance as of January 1, 2009	762	446	1,208
Changes in the group of consolidated companies	2	4	6
New provisions	338	152	490
Amounts used	(164)	(155)	(319)
Unused amounts reversed	(183)	(115)	(298)
Effects from exchange rate fluctuations/Unwind of discount	3	9	12
Other	–	–	–
Balance as of December 31, 2009	758	341	1,099
Changes in the group of consolidated companies	44	1,148[2]	1,192
New provisions	318	225	543
Amounts used	(511)	(141)	(652)
Unused amounts reversed	(130)	(102)	(232)
Effects from exchange rate fluctuations/Unwind of discount	44	15	59
Other[3]	(7)	(17)	(24)
Balance as of December 31, 2010	516	1,469	1,985

1 For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note 19 "Allowance for Credit Losses", in which allowances for credit related off-balance sheet positions are disclosed.
2 The increase is mainly attributable to the consolidation of Deutsche Postbank AG. Included in this amount are provisions in the home savings business of € 842 million as of December 31, 2010.
3 Includes mainly reclassifications to liabilities held for sale.

Operational and Litigation

The Group defines operational risk as the potential for incurring losses in relation to staff, technology, projects, assets, customer relationships, other third parties or regulators, such as through unmanageable events, business disruption, inadequately-defined or failed processes or control and system failure.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when it is probable that a liability exists, and the amount can be reasonably estimated. In accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, for certain contingencies information generally required is not disclosed, if the Group concludes that the disclosure can be expected to seriously prejudice the outcome of the proceeding.

Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liabilities may ultimately be materially different. The Group's total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group's belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.

The Group's significant legal proceedings, which are required to be disclosed in accordance with IAS 37, are described below.

Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG's Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by Taurus-Holding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer. After having changed the basis for the computation of his alleged damages in the meantime, Dr. Kirch currently claims payment of approximately € 1.3 billion plus interest. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch can file a notice of appeal against the decision. In these proceedings Dr. Kirch had to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009 the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. In the view of Deutsche Bank, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims and neither the causality in respect of the basis and scope of the claimed damages nor the effective assignment of the alleged claims to KGL Pool GmbH has been sufficiently substantiated.

Asset Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred to as "Deutsche Bank"), has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and trading of asset backed securities, asset backed commercial paper and credit derivatives, including, among others, residential mortgage backed securities, collateralized debt obligations and credit default swaps. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under federal and state securities laws and state common law, related to residential mortgage backed securities. Included in those litigations are (1) a putative class action pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank's subsidiary Deutsche Bank Securities Inc. ("DBSI"), along with other financial institutions, as an underwriter of offerings of certain securities issued by Countrywide Financial Corporation or an affiliate ("Countrywide"), as to which there is a settlement agreement that has been preliminarily but not yet finally approved by the Court, and a putative class action pending in the United States District Court for the Central District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by Countrywide; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (4) a putative class action pending in the United States District Court for the Northern District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; (5) a putative class action in the United States District Court for the Southern District of New York regarding the role of a number of financial institutions, including DBSI, as underwriter, of certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc.; and (6) a lawsuit filed by the Federal Home Loan Bank of San Francisco ("FHLB SF") pending in the United States District Court for the Northern District of California regarding the role of a number of financial institutions, including certain affiliates of Deutsche Bank, as issuer and underwriter of certain mortgage pass-through certificates purchased by FHLB SF. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. On April 5, 2010, the Court granted in part and denied in part Deutsche Bank's motion to dismiss this complaint. Each of the civil litigations is otherwise in its early stages.

From 2005 through 2008, as part of our U.S. residential mortgage loan business, we sold approximately U.S.$ 85 billion of loans into private label securitizations and U.S.$ 71 billion through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. We have been presented with demands to repurchase loans or indemnify purchasers, other investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Our general practice is to process valid repurchase claims that are presented in compliance with contractual rights. Where we believe no such valid basis for repurchase claims exists, we reject them and no longer consider them outstanding for our tracking purposes. As of December 31, 2010, we have approximately U.S.$ 588 million of outstanding mortgage repurchase demands (based on original principal balance of the loans). Against these claims, we have established reserves that are not material and that we believe to be adequate. As of December 31, 2010, we have completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S.$ 1.8 billion. In connection with those repurchases and settlements, we have obtained releases for potential claims on approximately U.S.$ 21.9 billion of loans sold by us as described above.

Auction Rate Securities. Deutsche Bank AG and DBSI are the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold auction rate preferred securities and auction rate securities (together "ARS") offered for sale by Deutsche Bank AG and DBSI between March 17, 2003 and February 13, 2008. On December 9, 2010, the court dismissed the putative class action with prejudice. By agreement, Plaintiff has until August 18, 2011 to file a notice of appeal of the dismissal. Deutsche Bank AG, DBSI and/or Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in 17 individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. Nine of the individual actions are pending, and eight of the individual actions have been resolved and dismissed with prejudice. Deutsche Bank AG was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions. The plaintiffs have filed appeals of the dismissals.

Deutsche Bank AG and DBSI have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, Deutsche Bank AG and its subsidiaries entered into agreements in principle with the New York Attorney General's Office ("NYAG") and the North American Securities Administration Association, representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank AG and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank AG and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank AG and its subsidiaries; to pay an aggregate penalty of U.S.$ 15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On June 3, 2009, DBSI finalized settlements with the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and DBSI entered into a settlement with the Securities and Exchange Commission ("SEC") that incorporated the terms of the agreements in principle with the states. DBSI has since received proposed settled orders from a number of state and territorial agencies pursuant to which those agencies have claimed their respective shares of the U.S.$ 15 million penalty. DBSI expects to finalize those settled orders and pay the requisite shares of the penalty to the requesting states over the next several months.

Trust Preferred Securities. Deutsche Bank AG and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. An amended and consolidated class action complaint was filed on January 25, 2010. A motion to dismiss is pending.

Other Provisions

Other provisions primarily include provisions in the home savings business of Deutsche Postbank Group which relate to payments for interest bonuses, reimbursements of arrangement fees of customers and changes in the interest rates. Other provisions also include non-staff related provisions that are not captured on other specific provision accounts.

29 – Other Short-Term Borrowings

The following are the components of other short-term borrowings.

in € m.	Dec 31, 2010	Dec 31, 2009
Other short-term borrowings:		
Commercial paper	31,322	20,906
Other	33,668	21,991
Total other short-term borrowings	64,990	42,897

30 –
Long-Term Debt and Trust Preferred Securities

Long-Term Debt

The following table presents the Group's long-term debt by contractual maturity.

in € m.	Due in 2011	Due in 2012	Due in 2013	Due in 2014	Due in 2015	Due after 2015	Total Dec 31, 2010	Total Dec 31, 2009
Senior debt:[1]								
Bonds and notes:								
Fixed rate	15,096	13,570	10,480	10,636	16,130	39,799	105,711	76,536
Floating rate	10,446	11,432	6,127	3,205	3,374	17,012	51,596	47,646
Subordinated debt:[1]								
Bonds and notes:								
Fixed rate	446	439	1,637	689	845	3,157	7,213	3,548
Floating rate	2,882	509	102	277	547	823	5,140	4,052
Total long-term debt[1]	28,870	25,950	18,346	14,807	20,896	60,791	169,660	131,782

[1] Inclusion of Postbank increased long-term debt in 2010 by € 38 billion.

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2010 and 2009.

Trust Preferred Securities

The following table summarizes the Group's fixed and floating rate trust preferred securities, which are perpetual instruments, redeemable at specific future dates at the Group's option.

in € m.	Dec 31, 2010	Dec 31, 2009
Fixed rate	11,218	9,971
Floating rate	1,032	606
Total trust preferred securities	12,250	10,577

Additional Notes

31 – Common Shares

Common Shares

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2009	570,859,015	(8,192,060)	562,666,955
Shares issued under share-based compensation plans	–	–	–
Capital increase	50,000,000	–	50,000,000
Shares purchased for treasury	–	(476,284,991)	(476,284,991)
Shares sold or distributed from treasury	–	483,793,356	483,793,356
Common shares, December 31, 2009	620,859,015	(683,695)	620,175,320
Shares issued under share-based compensation plans	–	–	–
Capital increase	308,640,625	–	308,640,625
Shares purchased for treasury	–	(325,966,381)	(325,966,381)
Shares sold or distributed from treasury	–	316,212,796	316,212,796
Common shares, December 31, 2010	929,499,640	(10,437,280)	919,062,360

There are no issued ordinary shares that have not been fully paid.

Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short-term. In addition, the Group has bought back shares for equity compensation purposes and for the implementation of a subscription ratio of 2:1 in the 2010 share capital increase. All such transactions were recorded in shareholders' equity and no revenues and expenses were recorded in connection with these activities. As of December 31, 2010, the number of shares held in Treasury totaled 10,437,280 shares. This treasury stock will be used for future share-based compensation.

On October 6, 2010, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions. In total, 308,640,625 new registered no par value shares (common shares) were issued, resulting in net proceeds of € 10.1 billion (after expenses of approximately € 0.1 billion, net of tax). The new shares were issued with full dividend rights for the year 2010 through subscription rights. 99.31 % of the subscription rights were exercised, and thus 306,511,140 new shares were issued at a subscription price of € 33.00 per share. The remaining 2,129,485 new shares were placed in Xetra trading at a weighted average price of € 41.34.

Authorized and Conditional Capital

Deutsche Bank's share capital was increased by issuing new shares for cash consideration through the aforementioned capital increase. The General Meeting had granted the Management Board authorizations to increase the share capital – with the consent of the Supervisory Board – through the issue of new shares by up to a total of € 790,120,000. As of December 31, 2010, the previously authorized but unissued capital of Deutsche Bank was entirely utilized.

Deutsche Bank also had a total conditional capital of € 636,400,000 as of December 31, 2010. Conditional capital is available for various instruments that may potentially be converted into common shares.

The Annual General Meeting on May 27, 2010 authorized the Management Board to issue, once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2015. For this purpose, share capital was increased conditionally by up to € 230,400,000.

Dividends

The following table presents the amount of dividends proposed or declared for the years ended December 31, 2010, 2009 and 2008, respectively.

	2010 (proposed)	2009	2008
Cash dividends declared[1] (in € m.)	697	466	309
Cash dividends declared per common share (in €)	0.75	0.75	0.50

[1] Cash dividend for 2010 is based on the number of shares issued as of December 31, 2010.

No dividends have been declared since the balance sheet date.

32 –
Share-Based Compensation Plans

Share-Based Compensation Plans used for Granting New Awards in 2010

In 2010, the Group made grants of share-based compensation under the DB Equity Plan. All awards represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award. The basic terms of the DB Equity Plan are presented in the table below.

An award, or portions of it, granted under the terms and conditions of the DB Equity Plan may be forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period. Vesting usually continues after termination of employment in cases such as redundancy or retirement. Vesting is accelerated if the recipient's termination of employment is due to death or disability.

Based on new regulatory requirements the award for selected senior employees comprises an additional forfeiture rule if employees are in breach of internal policies or law.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan was used for making awards (as in previous years from 2007 onwards).

In 2010 the Group introduced a new broad-based employee share ownership plan named Global Share Purchase Plan (GSPP). As per December 31, 2010, entities in 27 countries enrolled to the new plan.

Plan		Vesting schedule	Early retirement provisions	Eligibility
DB Equity Plan	Annual Award	Graded vesting in nine equal tranches between 12 months and 45 months after grant or cliff vesting after 45 months	Yes	Select employees as annual retention
	Retention/New Hire	Individual specification[1]		Select employees to attract or retain key staff
Global Share Purchase Plan (GSPP)	Broad-based employee share ownership plan	100 % : 12 months	No	Employee plan in select countries granting up to 10 shares per employee

[1] Weighted average relevant service period: 28 months.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

Share-Based Compensation Plans used for Granting Awards prior to 2010

Share Plans

Prior to 2010, the Group granted share-based compensation under a number of other plans. The following table summarizes the main features of these prior plans.

Plan		Vesting schedule	Early retirement provisions	Eligibility	Last grant in
Restricted Equity Units (REU) Plan	Annual Award	80 % : 48 months[1] 20 % : 54 months	Yes	Select employees as annual retention	2006
DB Share Scheme	Annual Award	1/3 : 6 months 1/3 : 18 months 1/3 : 30 months	No	Select employees as annual retention	2006
	Off Cycle Award	Individual specification	No	Select employees to attract or retain key staff	2006
DB Key Employee Equity Plan (KEEP)	–	Individual specification	No	Select executives	2005
Global Share Plan	–	100 % : 12 months	No	All employee plan granting up to 10 shares per employee	2007
Global Partnership Plan Equity Units	Annual Award	80 % : 24 months[2] 20 % : 42 months	No	Group Board	2008
Global Share Plan – Germany	–	100 % : 12 months	No	Employee plan granting up to 10 shares per employee in Germany[3]	2008
DB Equity Plan	Annual Award	50 % : 24 months 25 % : 36 months 25 % : 48 months	No	Select employees as annual retention	2009 (under this vesting schedule)
	Retention/New Hire	Individual specification	No	Select employees to attract or retain key staff	

[1] With delivery after further 6 months.
[2] With delivery after further 18 months.
[3] Participant must have been active and working for the Group for at least one year at date of grant.

All Plans represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award.

An award, or portion of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period. Early retirement provisions for the REU Plan or DB Equity Plan, however, allow continued vesting after voluntary termination of employment when certain conditions regarding age or tenure are fulfilled. Vesting usually continues after termination of employment in certain cases, such as redundancy or retirement. Vesting is accelerated if the recipient's termination of employment is due to death or disability.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan and DB Global Share Plan was used for granting awards from 2007 onwards.

Activity for Share Plans

The following table summarizes the activity in plans involving share awards, which are those plans granting a contingent right to receive Deutsche Bank common shares after a specified period of time. It also includes the grants under the cash plan variant of the DB Equity Plan and DB Global Share Plan. In addition the table comprises the number of additional notional share awards granted to employees to account for the economic effect from the Capital Increase measure conducted in September 2010. The economic effect was calculated based on an acknowledged adjustment metric resulting in approximately 9.59 % additional notional shares based on the outstanding awards as per September 21, 2010. The new awards are subject to the plan rules and vesting schedules of the initial grants.

in thousands of units (except per share data)	Global Partnership Plan Equity Units	DB Share Scheme/ DB KEEP/REU/ DB Equity Plan	Global Share Plan/ Global Share Purchase Plan	Total	Weighted-average grant date fair value per unit
Balance as of December 31, 2008	335	48,267	258	48,860	€ 70.22
Granted	–	23,809	–	23,809	€ 22.02
Issued	(93)	(18,903)	(253)	(19,249)	€ 68.76
Forfeited	–	(3,059)	(5)	(3,064)	€ 43.51
Balance as of December 31, 2009	242	50,114	–	50,356	€ 49.61
Granted	–	43,942	151	44,093	€ 43.46
Issued	(92)	(20,668)	–	(20,760)	€ 69.75
Forfeited	–	(4,774)	–	(4,774)	€ 39.19
Balance as of December 31, 2010	150	68,614	151	68,915	€ 40.31

Approximately 12.1 million shares were issued to plan participants in February 2011, resulting from the vesting of DB Equity Plan and DB Share Scheme awards granted in prior years.

In addition to the amounts shown in the table above, in February 2011 the Group granted awards of approximately 25.0 million units, with an average fair value of € 42.02 per unit under the DB Equity Plan with modified plan conditions for 2011. Approximately 0.7 million units of these grants were made under cash plan variant of this DB Equity Plan.

Performance Options

Deutsche Bank used performance options as a remuneration instrument under the Global Partnership Plan and the pre-2004 Global Share Plan. No new options were issued under these plans after February 2004.

The following table summarizes the main features related to performance options granted under the pre-2004 Global Share Plan and the Global Partnership Plan.

Plan	Grant Year	Exercise price	Additional Partnership Appreciation Rights (PAR)	Exercisable until	Eligibility
Global Share Plan (pre-2004)	2002	€ 55.39	No	Nov 2008	All employees[1]
Performance Options	2003	€ 75.24	No	Dec 2009	All employees[1]
Global	2002	€ 89.96	Yes	Feb 2008	Select executives
Partnership Plan	2003	€ 47.53	Yes	Feb 2009	Select executives
Performance Options	2004	€ 76.61	Yes	Feb 2010	Group Board

1 Participant must have been active and working for the Group for at least one year at date of grant.

Under both plans, the option represents the right to purchase one Deutsche Bank common share at an exercise price equal to 120 % of the reference price. This reference price was set as the higher of the fair market value of the common shares on the date of grant or an average of the fair market value of the common shares for the ten trading days on the Frankfurt Stock Exchange up to, and including, the date of grant.

Performance options under the Global Partnership Plan were granted to select executives in the years 2002 to 2004. Participants were granted one Partnership Appreciation Right (PAR) for each option granted. PARs represent a right to receive a cash award in an amount equal to 20 % of the reference price. The reference price was determined in the same way as described above for the performance options. PARs vested at the same time and to the same extent as the performance options. They are automatically exercised at the same time, and in the same proportion, as the performance options.

Performance options under the Global Share Plan (pre-2004), a broad-based employee plan, were granted in the years 2002 to 2003. The plan allowed the purchase of up to 20 shares in both 2002 and 2003. For each share purchased, participants were granted five performance options in 2002 and 2003. Performance options under the Global Share Plan (pre-2004) are forfeited upon termination of employment. Participants who retire or become permanently disabled retain the right to exercise the performance options.

Activity for Performance Options

The following table summarizes the activity for performance options granted under the Global Partnership Plan and the DB Global Share Plan (pre-2004).

in thousands of units (except per share data)	Global Partnership Plan Performance Options	Weighted-average exercise price[1]	DB Global Share Plan (pre-2004) Performance Options	Weighted-average exercise price
Balance as of December 31, 2008	980	€ 47.53	510	€ 75.24
Exercised	–	–	–	–
Forfeited	–	–	(9)	€ 75.24
Expired	(980)	€ 47.53	(501)	€ 75.24
Balance as of December 31, 2009	–	–	–	–
Exercised	–	–	–	–
Forfeited	–	–	–	–
Expired	–	–	–	–
Balance as of December 31, 2010	–	–	–	–

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

The weighted average share price at the date of exercise was € 64.31 in the year ended December 31, 2008. As of December 31, 2009 no more performance options were outstanding since those granted in 2004 were already exercised and all others not previously exercised expired in 2009.

Compensation Expense

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award.

Compensation expense for share-based awards payable in cash is re-measured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid. For awards granted under the cash plan version of the DB Equity Plan and DB Global Share Plan, re-measurement is based on the current market price of Deutsche Bank common shares.

A further description of the underlying accounting principles can be found in Note 01 "Significant Accounting Policies".

The Group recognized compensation expense related to its significant share-based compensation plans as follows:

in € m.	2010	2009	2008
DB Global Partnership Plan	1	4	10
DB Global Share Plan/DB Global Share Purchase Plan	3	6	39
DB Share Scheme/Restricted Equity Units Plan/DB KEEP/DB Equity Plan	1,173	637	1,249
Total	1,177	647	1,298

Of the compensation expense recognized in 2010, 2009 and 2008 approximately € 24 million, € 22 million and € 4 million, respectively, was attributable to the cash-settled variant of the DB Global Share Plan and the DB Equity Plan.

Share-based payment transactions which will result in a cash payment give rise to a liability, which amounted to approximately € 33 million, € 26 million and € 10 million for the years ended December 31, 2010, 2009 and 2008 respectively.

As of December 31, 2010, 2009 and 2008, unrecognized compensation cost related to non-vested share-based compensation was approximately € 1.0 billion, € 0.4 billion and € 0.6 billion respectively.

33 – Employee Benefits

Deferred Compensation

The Group granted cash awards to selected employees with deferred settlement. Each award consists of three tranches each amounting to one third of the grant volume. The three tranches vest one, two and three years, respectively, after grant date. As soon as a tranche vests it is paid out, net of those parts of the awards forfeited before vesting. Generally each tranche is expensed over its vesting period. As a rule, the awards are only paid out to the employee if there is a non-terminated employment relationship between the employee and Deutsche Bank at the respective vesting date. The awards are subject to additional forfeiture rules, for example if employees are in breach of internal policies or law.

From 2010 onwards the awards granted to selected employees at the senior management level are also subject to performance-indexed forfeiture rules based on regulatory rules requiring that parts of the awards will not be paid out if defined performance metrics are not met.

The volume of awards granted in February 2010 under the terms and conditions of the DB Restricted Incentive Plan was approximately € 0.5 billion. In February 2009 awards of approximately € 1.0 billion were granted under the terms and conditions of the DB Restricted Cash Plan.

From 2011 onwards certain forfeiture rules are only applicable to senior management and employees who are specifically identified under the regulatory requirements of the new German Compensation Regulation for Institutions ("InstitutsVergV").

In February 2011, new awards totaling approximately € 1.0 billion were granted under the terms and conditions of the DB Restricted Incentive Plan.

In addition, the Group granted share awards which are described in Note 32 "Share-Based Compensation Plans".

Post-employment Benefit Plans

Nature of Plans

The Group sponsors a number of post-employment benefit plans on behalf of its employees, both defined contribution plans and defined benefit plans. The Group's plans are accounted for based on the nature and substance of the plan. The Group's defined benefit plans are classified into retirement benefit plans, such as pension plans, and post-employment medical plans.

The majority of the Group's defined benefit commitments relate to beneficiaries of retirement benefit plans in Germany, the United Kingdom and the United States. For such plans, the value of a participant's accrued benefit is based primarily on each employee's remuneration and length of service. The Group maintains various external pension trusts to fund the majority of its retirement benefit plan obligations.

The Group's funding policy is to maintain coverage of the defined benefit obligation ("DBO") by plan assets within a range of 90 % to 100 % of the obligation, subject to meeting any local statutory requirements. Nevertheless, the Group has determined that certain plans should remain unfunded, e.g. where it is not tax-efficient to fund. Obligations for the Group's unfunded plans are accrued for as book provisions.

The Group also maintains various unfunded post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of medical expenses of eligible retirees after a stated deductible has been met. The Group accrues for these obligations over the service of the employee and pays the benefits from Group assets when the benefits become due.

The Group's Pensions Risk Committee oversees risks related to the Group's postemployment benefit plans around the world. Within this context it develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting.

Reconciliation in Movement of Liabilities and Assets – Impact on Balance sheet

The following table provides reconciliations of opening and closing balances of the DBO and of the fair value of plan assets of the Group's defined benefit plans over the years ended December 31, 2010 and 2009, a statement of the funded status as well as its reconciliation to the amounts recognized on the balance sheet as of December 31 of each year.

	Retirement benefit plans		Post-employment medical plans	
in € m.	2010	2009	2010	2009
Change in defined benefit obligation:				
Balance, beginning of year	9,416	8,189	136	119
Current service cost	243	186	3	3
Interest cost	527	457	9	7
Contributions by plan participants	14	6	–	–
Actuarial loss (gain)	81	846	3	14
Exchange rate changes	231	181	10	–
Benefits paid	(465)	(467)	(7)	(7)
Past service cost (credit)	(77)	18	–	–
Acquisitions[1]	2,129	–	–	–
Divestitures	–	–	–	–
Settlements/curtailments	(30)	–	–	–
Other[2]	2	–	–	–
Balance, end of year	12,071	9,416	154	136
thereof: unfunded	1,124	201	154	136
thereof: funded	10,947	9,215	–	–
Change in fair value of plan assets:				
Balance, beginning of year	9,352	8,755	–	–
Expected return on plan assets	490	403	–	–
Actuarial gain (loss)	224	92	–	–
Exchange rate changes	210	231	–	–
Contributions by the employer	388	264	–	–
Contributions by plan participants	14	6	–	–
Benefits paid[3]	(423)	(398)	–	–
Acquisitions[1]	846	–	–	–
Divestitures	–	–	–	–
Settlements	(17)	(1)	–	–
Other[2]	(8)	–	–	–
Balance, end of year	11,076	9,352	–	–
Funded status, end of year	(995)	(64)	(154)	(136)
Past service cost (credit) not recognized	–	–	–	–
Asset ceiling	(3)	(7)	–	–
Reclassification as held for sale[4]	5	–	–	–
Net asset (liability) recognized	(993)	(71)	(154)	(136)
thereof: other assets	609	276	–	–
thereof: other liabilities	(1,602)	(347)	(154)	(136)

1 Postbank, Sal. Oppenheim, BHF-BANK.
2 Includes opening balance of first time application of smaller plans.
3 For funded plans only.
4 BHF-BANK.

Actuarial Methodology and Assumptions

December 31 is the measurement date for all plans. All plans are valued using the projected unit credit method.

The principal actuarial assumptions applied to determine the DBO and expenses were as follows. They are provided in the form of weighted averages.

	2010	2009	2008
Assumptions used for retirement benefit plans			
to determine defined benefit obligations, end of year			
Discount rate	5.1 %	5.4 %	5.6 %
Rate of price inflation	2.5 %	2.7 %	2.1 %
Rate of nominal increase in future compensation levels	3.3 %	3.4 %	3.0 %
Rate of nominal increase for pensions in payment	2.4 %	2.4 %	1.8 %
to determine expense, year ended			
Discount rate	5.4 %	5.6 %	5.5 %
Rate of price inflation	2.7 %	2.1 %	2.1 %
Rate of nominal increase in future compensation levels	3.4 %	3.0 %	3.3 %
Rate of nominal increase for pensions in payment	2.4 %	1.8 %	1.8 %
Expected rate of return on plan assets[1]	5.0 %	4.5 %	5.0 %
Assumptions used for post-employment medical plans			
to determine defined benefit obligations, end of year			
Discount rate	5.3 %	5.9 %	6.1 %
to determine expense, year ended			
Discount rate	5.9 %	6.1 %	6.1 %
Assumed life expectancy at age 65			
for a male aged 65 at measurement date	19.4	19.4	19.1
for a male aged 45 at measurement date	21.6	21.5	21.1
for a female aged 65 at measurement date	22.8	22.8	22.6
for a female aged 45 at measurement date	24.9	24.8	24.5

[1] The expected rate of return on assets for determining expense in 2011 is 4.9 %.

For the Group's most significant plans, the discount rate assumption at each measurement date is set based on a high quality corporate bond yield curve approach reflecting the actual timing and amount of the future benefit payments for the respective plan. A consistent assumption is used across the eurozone based on the assumption applicable for Germany. For the other plans, the discount rate is based on high quality corporate or government bond yields at each measurement date with a duration consistent with the respective plan's obligations.

The price inflation assumptions in the U.K. and eurozone are set with reference to market implied measures of inflation based on inflation swap rates in those markets at measurement date. For the other countries, it is typically based on long term consensus forecasts.

The future compensation level increase assumptions are developed separately for each plan, where relevant, reflecting a building block approach from the price inflation assumption and reflecting the Group's reward structure or policies in each market.

The nominal increase for pensions in payment assumptions are developed separately, where relevant, for each plan, reflecting a building block approach from the price inflation assumption and reflecting relevant local statutory and plan-specific requirements.

The expected rate of return on assets is developed separately for each funded plan, using a building block approach recognizing each plan's target asset allocation at the measurement date and the assumed return on assets for each asset category. The general principle is to use a risk-free rate as a benchmark, with adjustments for the effect of duration and specific relevant factors for each major category of plan assets where appropriate. For example, the expected rate of return for equities and property is derived by adding a respective risk premium to the risk-free rate.

Mortality assumptions can be significant in measuring the Group's obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future longevity improvements have been considered and included where appropriate.

In determining expenses for post-employment medical plans, an annual weighted-average rate of increase of 8.2 % in the per capita cost of covered health care benefits was assumed for 2011. The rate is assumed to decrease gradually to 4.9 % by the end of 2017 and to remain at that level thereafter.

Pension Fund Investments

The Group's primary investment objective is to immunize broadly the Group to large swings in the funded status of its retirement benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification to reduce the Group's costs of providing the benefits to employees in the long term. The aim is to maximize returns within the Group's risk tolerance.

The weighted-average asset allocation of the Group's funded retirement benefit plans as of December 31, 2010 and 2009, as well as the target allocation by asset category are as follows.

		Percentage of plan assets	
	Target allocation	Dec 31, 2010	Dec 31, 2009
Asset categories:			
Equity instruments	11 %	9 %	8 %
Debt instruments (including Cash and Derivatives)	85 %	88 %	90 %
Alternative Investments (including Property)	4 %	3 %	2 %
Total asset categories	100 %	100 %	100 %

The actual return on plan assets for the years ended December 31, 2010, and December 31, 2009, was € 714 million and € 495 million, respectively.

Plan assets as of December 31, 2010, include derivative transactions with Group entities with a negative market value of € 2 million. In addition, there are € 99 million of securities issued by the Group included in the plan assets.

Impact on Cashflows

The Group expects to contribute approximately € 300 million to its retirement benefit plans in 2011. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2011.

The table below reflects the benefits expected to be paid by the plans in each of the next five years, and in the aggregate for the five years thereafter. The amounts include benefits attributable to employees' past and estimated future service, and include both amounts paid from the Group's pension funds in respect of funded plans and by the Group in respect of unfunded plans.

		Post-employment medical plans	
in € m.	Retirement benefit plans	Gross amount	Reimbursement[1]
2011	517	11	(1)
2012	522	11	(2)
2013	538	12	(2)
2014	547	12	(2)
2015	568	13	(2)
2016 – 2020	3,229	69	(11)

[1] Expected reimbursements from Medicare for prescription drugs.

Impact on Equity

The Group applies the policy of recognizing actuarial gains and losses in the period in which they occur. Actuarial gains and losses are taken directly to shareholders' equity and are presented in the Consolidated Statement of Comprehensive Income and in the Consolidated Statement of Changes in Equity.

The following table shows the cumulative amounts recognized as at December 31, 2010 since the Group's adoption of IFRS on January 1, 2006 as well as the amounts recognized in the years ended December 31, 2010 and 2009, respectively, not taking deferred taxes into account. Deferred taxes are disclosed in a separate table for income taxes taken to equity in Note 34 "Income Taxes".

		Amount recognized in comprehensive income (gain(loss))	
in € m.	Dec 31, 2010[1]	2010	2009
Retirement benefit plans:			
Actuarial gain (loss)	28	143	(754)
Asset ceiling	(3)	4	1
Total retirement benefit plans	25	147	(753)
Post-employment medical plans:			
Actuarial gain (loss)	37	(3)	(14)
Total post-employment medical plans	37	(3)	(14)
Total amount recognized	62	144	(767)

[1] Accumulated since inception of IFRS and inclusive of the impact of exchange rate changes.

Experience Impacts on Liabilities and Assets

The following table shows the amounts for the current and the previous four measurement dates of the DBO, the fair value of plan assets and the funded status as well as the experience adjustments on the obligation and the plan assets for the annual periods up to the measurement date.

in € m.	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Retirement benefit plans:					
Defined benefit obligation	12,071	9,416	8,189	8,518	9,129
thereof: experience adjustments (loss (gain))	(83)	(72)	24	(68)	18
Fair Value of plan assets	11,076	9,352	8,755	9,331	9,447
thereof: experience adjustments (gain (loss))	224	92	(221)	(266)	(368)
Funded status	(995)	(64)	566	813	318
Post-employment medical plans:					
Defined benefit obligation	154	136	119	116	147
thereof: experience adjustments (loss (gain))	1	–	(5)	(17)	(27)
Funded status	(154)	(136)	(119)	(116)	(147)

Impact on Expense

The Group's compensation and benefits expenses include the following expenses for defined benefit plans and other selected employee benefits, recognized in the Consolidated Statement of Income for the years ended December 31, 2010, 2009 and 2008.

in € m.	2010	2009	2008
Expenses for retirement benefit plans:			
Current service cost	243	186	264
Interest cost	527	457	453
Expected return on plan assets	(490)	(403)	(446)
Past service cost (credit) recognized immediately	(77)	18	14
Settlements/curtailments	(14)	1	–
Recognition of actuarial losses (gains) due to settlements/curtailments[1]	–	–	9
Amortization of actuarial losses (gains)[1]	–	–	1
Asset ceiling[1]	–	–	(2)
Total retirement benefit plans	189	259	293
Expenses for post-employment medical plans:			
Current service cost	3	3	2
Interest cost	9	7	7
Amortization of actuarial losses (gains)[1]	–	–	2
Total post-employment medical plans	12	10	11
Total expenses defined benefit plans	201	269	304
Total expenses for defined contribution plans	239	203	206
Total expenses for post-employment benefits	440	472	510
Disclosures of other selected employee benefits			
Employer contributions to mandatory German social security pension plan	171	162	159
Expenses for cash retention plans	662	688	13
Expenses for severance payments	588	629	555

[1] Items accrued under the corridor approach in 2006 and 2007 were reversed in 2008 due to the change in accounting policy.

Expected expenses for 2011 are € 320 million for the retirement benefit plans and € 11 million for the post-employment medical plans. The expected increase compared to 2010 is mainly caused by the consolidation of Postbank and the change in indexation of occupational pensions in deferment from Retail Price Index (RPI) to Consumer Price Index (CPI) due to a UK Government announcement which led to a past service credit of € 104 million recognized in the 2010 expense.

The weighted average remaining service period of active plan members at measurement date for retirement benefit plans is ten years and for post-employment medical plans is six years.

Sensitivity to Key Assumptions

The following table presents the sensitivity to key assumptions of the defined benefit obligation as of December 31, 2010 and 2009, respectively, and the aggregate of the key expense elements (service costs, interest costs, expected return on plan assets) for the year ended December 31, 2011 and 2010, respectively. The figures reflect the effect of adjusting each assumption in isolation.

Increase/decrease (–)	Defined benefit obligation as at		Expenses for	
in € m.	Dec 31, 2010	Dec 31, 2009	2011	2010
Retirement benefit plans sensitivity:				
Discount rate (fifty basis point decrease)	935	695	5	5
Rate of price inflation (fifty basis point increase)	545	420	35	30
Rate of real increase in future compensation levels (fifty basis point increase)	105	80	10	10
Longevity (improvement by ten percent)[1]	245	175	15	10
Expected rate of return (fifty basis point decrease)	–	–	55	45
Post-employment medical plans sensitivity:				
Health care cost rate (100 basis point increase)	19	16	2	2
Health care cost rate (100 basis point decrease)	(17)	(14)	(2)	(1)

[1] Improvement by ten percent on longevity means that the probability of death at each age is reduced by ten percent. The sensitivity has, broadly, the effect of increasing the expected longevity at age 65 by about one year.

34 – Income Taxes

The components of income tax expense (benefit) for 2010, 2009 and 2008 are as follows.

in € m.	2010	2009	2008
Current tax expense (benefit):			
Tax expense (benefit) for current year	1,339	970	(32)
Adjustments for prior years	(9)	(430)	(288)
Total current tax expense (benefit)	1,330	540	(320)
Deferred tax expense (benefit):			
Origination and reversal of temporary difference, unused tax losses and tax credits	700	570	(1,346)
Effects of changes in tax rates	7	3	26
Adjustments for prior years	(392)	(869)	(205)
Total deferred tax expense (benefit)	315	(296)	(1,525)
Total income tax expense (benefit)	1,645	244	(1,845)

Income tax expense (benefit) includes policyholder tax attributable to policyholder earnings, amounting to an income tax expense of € 37 million in 2010 and income tax benefits of € 1 million and € 79 million in 2009 and 2008, respectively.

Total current tax expense includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which reduced the current tax expense by € 6 million in 2010. In 2009 these effects reduced the current tax expense by € 0.2 million and increased the current tax benefit by € 45 million in 2008.

Total deferred tax expense includes expenses arising from write-downs of deferred tax assets and benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs of deferred tax assets, which increased the deferred tax expense by € 173 million in 2010. In 2009 these effects increased the deferred tax benefit by € 537 million and reduced the deferred tax benefit by € 971 million in 2008.

The following is an analysis of the difference between the amount that results from applying the German statutory (domestic) income tax rate to income before tax and the Group's actual income tax expense.

in € m.	2010	2009	2008
Expected tax expense at domestic income tax rate of 30.7 % (30.7 % for 2009 and 2008)	1,219	1,595	(1,760)
Foreign rate differential	63	(63)	(665)
Tax-exempt gains on securities and other income	(556)	(763)	(746)
Loss (income) on equity method investments	(87)	(29)	(36)
Nondeductible expenses	335	624	403
Deutsche Postbank AG related charge with no tax benefit	668	–	–
Goodwill impairment	–	–	1
Changes in recognition and measurement of deferred tax assets	167	(537)	926
Effect of changes in tax law or tax rate	7	3	26
Effect related to share-based payments	48	(95)	227
Effect of policyholder tax	37	(1)	(79)
Other	(256)	(490)	(142)
Actual income tax expense (benefit)	1,645	244	(1,845)

The line item Other in the preceding table mainly reflects improved income tax positions in the U.S. including a new basis for filing the U.S. federal income tax return in 2010 and the nonrecurring effect of settling examinations in 2009.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 30.7 % for the years ended December 31, 2010, 2009 and 2008.

Income taxes charged or credited to equity (other comprehensive income/additional paid in capital) are as follows.

in € m.	2010	2009	2008
Tax (charge)/credit on actuarial gains (losses) related to defined benefit plans	(29)	113	1
Financial assets available for sale			
Unrealized net gains (losses) arising during the period	(59)	(195)	892
Net (gains) losses reclassified to profit or loss	(47)	(214)	(194)
Derivatives hedging variability of cash flows			
Unrealized net gains (losses) arising during the period	30	90	(34)
Net (gains) losses reclassified to profit or loss	(1)	(2)	–
Other equity movement			
Unrealized net gains (losses) arising during the period	320	54	67
Net (gains) losses reclassified to profit or loss	(3)	13	–
Income taxes (charged) credited to other comprehensive income	240	(254)	731
Other income taxes (charged) credited to equity	30	(35)	(75)

Major components of the Group's gross deferred income tax assets and liabilities are as follows.

in € m.	Dec 31, 2010	Dec 31, 2009
Deferred tax assets:		
Unused tax losses	2,637	2,986
Unused tax credits	189	218
Deductible temporary differences:		
Trading activities	8,627	7,244
Property and equipment	450	654
Other assets	1,522	1,544
Securities valuation	1,117	563
Allowance for loan losses	593	353
Other provisions	1,314	1,088
Other liabilities	1,941	439
Total deferred tax assets pre offsetting	18,390	15,089
Deferred tax liabilities:		
Taxable temporary differences:		
Trading activities	8,070	6,666
Property and equipment	62	55
Other assets	1,669	652
Securities valuation	758	652
Allowance for loan losses	124	122
Other provisions	897	932
Other liabilities	776	1,017
Total deferred tax liabilities pre offsetting	12,356	10,096

After offsetting, deferred tax assets and liabilities are presented on the balance sheet as follows.

in € m.	Dec 31, 2010	Dec 31, 2009
Presented as deferred tax assets	8,341	7,150
Presented as deferred tax liabilities	2,307	2,157
Net deferred tax assets	6,034	4,993

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense. This is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.

As of December 31, 2010 and 2009, no deferred tax assets were recognized for the following items.

in € m.	Dec 31, 2010[1]	Dec 31, 2009[1]
Deductible temporary differences	(676)	(69)
Not expiring	(4,206)	(1,598)
Expiring in subsequent period	(6)	0
Expiring after subsequent period	(1,801)	(659)
Unused tax losses	(6,013)	(2,257)
Expiring in subsequent period	–	–
Expiring after subsequent period	(67)	(87)
Unused tax credits	(67)	(87)

[1] Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.

As of December 31, 2010 and December 31, 2009, the Group recognized deferred tax assets of € 3.3 billion and € 6 billion, respectively that exceed deferred tax liabilities in entities which have suffered a loss in either the current or preceding period. This is based on management's assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

As of December 31, 2010 and December 31, 2009, the Group had temporary differences associated with the Group's parent company's investments in subsidiaries, branches and associates and interests in joint ventures of € 106 million and € 105 million respectively, in respect of which no deferred tax liabilities were recognized.

35 –
Derivatives

Derivative Financial Instruments and Hedging Activities

Derivative contracts used by the Group include swaps, futures, forwards, options and other similar types of contracts. In the normal course of business, the Group enters into a variety of derivative transactions for both trading and risk management purposes. The Group's objectives in using derivative instruments are to meet customers' risk management needs, to manage the Group's exposure to risks and to generate revenues through proprietary trading activities.

In accordance with the Group's accounting policy relating to derivatives and hedge accounting as described in Note 01 "Significant Accounting Policies", all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or non-trading purposes.

Derivatives held for Trading Purposes

Sales and Trading

The majority of the Group's derivatives transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants, enabling revenue to be generated based on spreads and volume. Positioning means managing risk positions in the expectation of benefiting from favorable movements in prices, rates or indices. Arbitrage involves identifying and profiting from price differentials between markets and products.

Risk Management

The Group uses derivatives in order to reduce its exposure to credit and market risks as part of its asset and liability management. This is achieved by entering into derivatives that hedge specific portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.

Derivatives qualifying for Hedge Accounting

The Group applies hedge accounting if derivatives meet the specific criteria described in Note 01 "Significant Accounting Policies".

Fair Value Hedge Accounting

The Group enters into fair value hedges, using primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates.

The following table presents the value of derivatives held as fair value hedges.

in € m.	Assets 2010	Liabilities 2010	Assets 2009	Liabilities 2009
Derivatives held as fair value hedges[1]	8,447	5,823	6,726	3,240

[1] Inclusion of Postbank increased the assets in 2010 by € 0.7 billion and liabilities by € 1.5 billion.

For the years ended December 31, 2010 and 2009, a gain of € 0.7 billion and a loss of € 1.6 billion, respectively, were recognized on the hedging instruments. For the same periods, the results on the hedged items, which were attributable to the hedged risk, were a loss of € 0.6 billion and a gain of € 1.5 billion, respectively.

Since consolidation Postbank has reflected a gain of € 0.3 billion within hedging instruments and a loss of € 0.3 billion attributable to the hedged risk for the year ended December 31, 2010, which are included within the above results.

Cash Flow Hedge Accounting

The Group enters into cash flow hedges, using equity futures, interest rate swaps and foreign exchange forwards, in order to protect itself against exposure to variability in equity indices, interest rates and exchange rates.

The following table presents the value of derivatives held as cash flow hedges.

in € m.	Assets 2010	Liabilities 2010	Assets 2009	Liabilities 2009
Derivatives held as cash flow hedges	1	268	2	197

A schedule indicating the periods when hedged cash flows are expected to occur and when they are expected to affect the income statement is as follows.

in € m.	Within 1 year	1–3 years	3–5 years	Over five years
As of December 31, 2010				
Cash inflows from assets	47	84	56	254
Cash outflows from liabilities	(27)	(50)	(39)	(63)
Net cash flows	20	34	17	191
As of December 31, 2009				
Cash inflows from assets	42	79	65	106
Cash outflows from liabilities	(40)	(58)	(27)	(140)
Net cash flows	2	21	38	(34)

Of these expected future cash flows, most will arise in relation to the Group's two largest cash flow hedging programs, Maher Terminals LLC and Abbey Life Assurance Company Limited.

For the years ended December 31, 2010 and December 31, 2009, balances of € (321) million and € (217) million, respectively, were reported in equity related to cash flow hedging programs. Of these, € (44) million and € (48) million, respectively, related to terminated programs. These amounts will be released to the income statement as appropriate.

For the years ended December 31, 2010 and December 31, 2009, a loss of € 44 million and a gain of € 119 million, respectively, were recognized in other comprehensive income in respect of effective cash flow hedging.

For the years ended December 31, 2010 and December 31, 2009, a gain of € 60 million and a loss of € 6 million, respectively, were removed from equity and included in the income statement.

For the years ended December 31, 2010 and December 31, 2009, losses of € 3 million and € 7 million, respectively, were recognized due to hedge ineffectiveness.

As of December 31, 2010 the longest term cash flow hedge matures in 2027.

Net Investment Hedge Accounting

Using foreign exchange forwards and swaps, the Group enters into hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent at period end spot rates.

The following table presents the value of derivatives held as net investment hedges.

in € m.	Assets 2010	Liabilities 2010	Assets 2009	Liabilities 2009
Derivatives held as net investment hedges	81	528	94	364

For the years ended December 31, 2010 and December 31, 2009, losses of € 197 million and € 238 million, respectively, were recognized due to hedge ineffectiveness which includes the forward points element of the hedging instruments.

36 –
Regulatory Capital

Capital Management

The Group's Treasury function manages its capital at Group level and locally in each region, except that Postbank manages its capital on a group level and locally on its own. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on the Group's profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

Treasury implements the Group's capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. The Group is committed to maintain its sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include shareholders' equity based on IFRS accounting standards, active book equity, regulatory capital and economic capital. The Group's target for the Tier 1 capital ratio continues to be at 10 % or above.

The allocation of capital, determination of the Group's funding plan and other resource issues are framed by the Capital and Risk Committee.

Regional capital plans covering the capital needs of the Group's branch offices and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of the Group's subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of the Group's subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing the Group's capital and liquidity, the Group takes such legal and regulatory requirements into account.

On October 6, 2010, the Group completed a capital increase from authorized capital against cash contributions. In total, 308.6 million new registered no-par value shares (common shares) were issued, resulting in gross proceeds of € 10.2 billion. The net proceeds of € 10.1 billion raised in the issuance (after expenses of approximately € 0.1 billion, net of tax) were primarily used to cover the capital consumption from the consolidation of the Postbank Group, and, in addition, to support the existing capital base.

Treasury executes the repurchase of shares. As of January 1, 2010, the number of shares held in Treasury from buybacks totaled 0.6 million. The 2009 Annual General Meeting granted the Group's management board the authority to buy back up to 62.1 million shares before the end of October 2010. During the period from January 1, 2010 until the 2010 Annual General Meeting, 11.1 million shares were purchased. Thereof 10.6 million were used for equity compensation purposes. As at the 2010 Annual General Meeting on May 27, 2010, the number of shares held in Treasury from buybacks totaled 1.0 million. The 2010 Annual General Meeting granted the Group's management board the authority to buy back up to 62.1 million shares before the end of November 2014. Thereof 31.0 million shares may be purchased by using derivatives. During the period from the 2010 Annual General Meeting until December 31, 2010, 18.8 million shares were purchased, thereof 0.5 million via sold put options which were executed by the counterparty at maturity date. 9.8 million of the total 18.8 million shares repurchased were used for equity compensation purposes in 2010 and 9.0 million shares were used to increase the Group's Treasury position for later use for future equity compensation. As at December 31, 2010, the number of shares held in Treasury from buybacks totaled 10.0 million.

Total outstanding hybrid Tier 1 capital (substantially all noncumulative trust preferred securities) as of December 31, 2010, amounted to € 12.6 billion compared to € 10.6 billion as of December 31, 2009. This increase was mainly due to the consolidation of € 1.6 billion hybrid Tier 1 capital issued by Deutsche Postbank and foreign exchange effects of the strengthened U.S. dollar to the U.S. dollar denominated hybrid Tier 1 capital. During the first half year, 2010 the Group raised € 0.1 billion of hybrid Tier 1 capital by increasing an outstanding issue.

In 2010, the Group issued € 1.2 billion of lower Tier 2 capital (qualified subordinated liabilities). Consolidation of Tier 2 capital issued by Postbank added € 2.2 billion of lower Tier 2 capital and € 1.2 billion of profit participation rights. Profit participation rights amounted to € 1.2 billion after and nil before consolidation of Postbank. Total lower Tier 2 capital as of December 31, 2010, amounted to € 10.7 billion compared to € 7.1 billion as of December 31, 2009. Cumulative preferred securities amounted to € 0.3 billion as of December 31, 2010, unchanged to December 31, 2009.

Capital Adequacy

Since 2008, Deutsche Bank has calculated and published consolidated capital ratios for the Deutsche Bank group of institutions pursuant to the Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"), which implemented the revised capital framework of the Basel Committee from 2004 ("Basel II") into German law.

The group of companies consolidated for banking regulatory purposes ("group of institutions") includes all subsidiaries as defined in the German Banking Act that are classified as banks, financial services institutions, investment management companies, financial enterprises, payment institutions or ancillary services enterprises. It does not include insurance companies or companies outside the finance sector.

For financial conglomerates, however, insurance companies are included in an additional capital adequacy (also "solvency margin") calculation. Since October 2007, the Group is a financial conglomerate. The Group's solvency margin as a financial conglomerate remains dominated by its banking activities.

A bank's total regulatory capital, also referred to as "Own Funds", is divided into three tiers: Tier 1, Tier 2 and Tier 3 capital, and the sum of Tier 1 and Tier 2 capital is also referred to as "Regulatory Banking Capital".

- Tier 1 capital consists primarily of common share capital, additional paid-in capital, retained earnings and certain hybrid capital components such as noncumulative trust preferred securities, also referred to as "Additional Tier 1 capital". Common shares in treasury, goodwill and other intangible assets are deducted from Tier 1. Other regulatory adjustments entail the exclusion of capital from entities outside the group of institutions and the reversal of capital effects under the fair value option on financial liabilities due to own credit risk. Tier 1 capital without hybrid capital components is referred to as Core Tier 1 capital.
- Tier 2 capital consists primarily of cumulative trust preferred securities, certain profit participation rights and long-term subordinated debt, as well as 45 % of unrealized gains on certain listed securities.

  Certain items must be deducted from Tier 1 and Tier 2 capital. Primarily these include deductible investments in unconsolidated banking, financial and insurance entities where the Group holds more than 10 % of the capital (in case of insurance entities 20 % either of the capital or of voting rights unless included in the solvency margin calculation of the financial conglomerate), the amount by which the expected loss for exposures to central governments, institutions and corporate and retail exposures as measured under the bank's internal ratings based approach ("IRBA") model exceeds the value adjustments and provisions for such exposures, the expected losses for certain equity exposures, securitization positions not included in the risk-weighted assets and the value of securities delivered to a counterparty plus any replacement cost to the extent the required payment by the counterparty has not been made within five business days after delivery provided the transaction has been allocated to the bank's trading book.

— Tier 3 capital consists mainly of certain short-term subordinated debt.

The amount of subordinated debt that may be included as Tier 2 capital is limited to 50 % of Tier 1 capital. Total Tier 2 capital is limited to 100 % of Tier 1 capital.

The Core Tier 1 and the Tier 1 capital ratio are the principal measures of capital adequacy for internationally active banks. The ratios compare a bank's regulatory Core Tier 1 and Tier 1 capital with its credit risks, market risks and operational risks pursuant to Basel II (which the Group refers to collectively as the "risk-weighted assets" or "RWA"). In the calculation of the risk-weighted assets the Group uses BaFin approved internal models for all three risk types. More than 90 % of the Group's exposure relating to asset and off-balance sheet credit risks (excluding Postbank) is measured using internal rating models under the so-called advanced IRBA. The vast majority of the Group's market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group's internal models: standard calculation approaches are used for the remainder. For operational risk calculations, the Group uses the so-called Advanced Measurement Approach ("AMA") pursuant to the German Banking Act.

The following two tables present a summary of the Group's risk-weighted assets, and the regulatory capital excluding transitional items pursuant to section 64h (3) of the German Banking Act.

in € m. (unless stated otherwise)	Dec 31, 2010	Dec 31, 2009
Credit risk	285,218	217,003
Market risk[1]	23,660	24,880
Operational risk	37,326	31,593
Total risk-weighted assets	346,204	273,476
Core Tier 1 capital	29,972	23,790
Additional Tier 1 capital	12,593	10,616
Tier 1 capital	42,565	34,406
Tier 2 capital	6,123	3,523
Tier 3 capital	–	–
Total regulatory capital	48,688	37,929
Core Tier 1 capital ratio	8.7 %	8.7 %
Tier 1 capital ratio	12.3 %	12.6 %
Total capital ratio	14.1 %	13.9 %

[1] A multiple of the Group's value-at-risk, calculated with a confidence level of 99 % and a ten-day holding period.

The Group's total capital ratio was 14.1 % on December 31, 2010, compared to 13.9 % as of December 31, 2009, both significantly higher than the 8 % minimum ratio required.

The Group's Core Tier 1 capital amounted to € 30.0 billion on December 31, 2010 and € 23.8 billion on December 31, 2009 with an unchanged Core Tier 1 capital ratio of 8.7 %. The Group's Tier 1 capital was € 42.6 billion on December 31, 2010 and € 34.4 billion on December 31, 2009. The Tier 1 capital ratio was 12.3 % as of December 31, 2010 and 12.6 % as of December 31, 2009, both exceeding the Group's target ratio of 10 %.

The Group's Tier 2 capital was € 6.1 billion on December 31, 2010, and € 3.5 billion on December 31, 2009, amounting to 14 % and 10 % of Tier 1 capital, respectively.

The German Banking Act and Solvency Regulation rules required the Group to cover its market risk as of December 31, 2010, with € 1,893 million of total regulatory capital (Tier 1 + 2 + 3) compared to € 1,990 million as of December 31, 2009. The Group met this requirement entirely with Tier 1 and Tier 2 capital that was not required for the minimum coverage of credit and operational risk.

The following table presents the components of Core Tier 1, Tier 1 and Tier 2 capital for the Group of companies consolidated for regulatory purposes as of December 31, 2010, and December 31, 2009, excluding transitional items pursuant to section 64h (3) German Banking Act.

in € m.	Dec 31, 2010	Dec 31, 2009
Tier 1 capital:		
Core Tier 1 capital		
Common shares	2,380	1,589
Additional paid-in capital	23,515	14,830
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, noncontrolling interests	24,797	21,807
Items to be fully deducted from Tier 1 capital pursuant to Section 10 (2a) KWG (inter alia goodwill and intangible assets)	(14,489)	(10,238)
Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG		
Deductible investments in banking, financial and insurance entities	(954)	(2,120)
Securitization positions not included in risk-weighted assets	(4,850)	(1,033)
Excess of expected losses over risk provisions	(427)	(1,045)
Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(6,231)	(4,198)
Core Tier 1 capital	29,972	23,790
Additional Tier 1 capital		
Noncumulative trust preferred securities[1]	12,593	10,616
Additional Tier 1 capital	12,593	10,616
Total Tier 1 capital pursuant to Section 10 (2a) KWG	42,565	34,406
Tier 2 capital:		
Unrealized gains on listed securities (45 % eligible)	224	331
Profit participation rights	1,151	–
Cumulative preferred securities	299	294
Qualified subordinated liabilities	10,680	7,096
Items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG	(6,231)	(4,198)
Total Tier 2 capital pursuant to Section 10 (2b) KWG	6,123	3,523

[1] Included € 20 million silent participations as of December 31, 2010.

The following table reconciles shareholders' equity according to IFRS to Tier 1 capital pursuant to Basel II, excluding transitional items pursuant to section 64h (3) German Banking Act.

in € m.	Dec 31, 2010	Dec 31, 2009
Total shareholders' equity	48,843	36,647
Total net gains (losses) not recognized in the income statement excluding foreign currency translation	298	257
Accrued future dividend	(697)	(466)
Active book equity	48,444	36,438
Goodwill and intangible assets	(15,594)	(10,169)
Noncontrolling interest	1,549	1,322
Other (consolidation and regulatory adjustments)	1,804	397
Noncumulative trust preferred securities[1]	12,593	10,616
Items to be partly deducted from Tier 1 capital	(6,231)	(4,198)
Tier 1 capital	42,565	34,406

[1] Included € 20 million silent participations as of December 31, 2010.

Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period the partial inclusion of certain goodwill components in Tier 1 capital is allowed pursuant to German Banking Act Section 64h (3). While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.

As of December 31, 2010, the transitional item amounted to € 390 million compared to € 462 million as of December 31, 2009. In the Group's reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group's Tier 1 and total capital ratios reported to the German regulatory authorities including this item were 12.4 % and 14.2 %, respectively, on December 31, 2010 compared to 12.7 % and 14.0 %, respectively, on December 31, 2009.

Failure to meet minimum capital requirements can result in orders to suspend or reduce dividend payments or other profit distributions on regulatory capital and discretionary actions by the BaFin that, if undertaken, could have a direct material effect on the Group's businesses. The Group complied with the regulatory capital adequacy requirements in 2010.

37 –
Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group's related parties include

- key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,
- subsidiaries, joint ventures and associates, and
- post-employment benefit plans for the benefit of Deutsche Bank employees.

The Group has several business relationships with related parties. Transactions with such parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. These transactions also did not involve more than the normal risk of collectibility or present other unfavorable features.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board to constitute key management personnel for purposes of IAS 24.

The following table presents the compensation expense of key management personnel.

in € m.	2010	2009	2008
Short-term employee benefits	23	22	9
Post-employment benefits	3	3	3
Other long-term benefits	3	–	–
Termination benefits	2	–	–
Share-based payment	6	7	8
Total	37	32	20

Among the Group's transactions with key management personnel as of December 31, 2010 were loans and commitments of € 10 million and deposits of € 9 million.

In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

In 2010, a member of key management personnel received payments from a Group company. The contractually enforceable payments are not included within compensation expense of key management disclosed above. At the time the contractual arrangement was executed the payor company was not included in the Group of consolidated companies.

Transactions with Subsidiaries, Joint Ventures and Associates

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures also qualify as related party transactions and are disclosed as follows.

Loans

in € m.	2010	2009
Loans outstanding, beginning of year	965	834
Loans issued during the year[1]	3,564	366
Loan repayment during the year	148	209
Changes in the group of consolidated companies[2]	(179)	(83)
Exchange rate changes/other	16	57
Loans outstanding, end of year[3]	4,218	965
Other credit risk related transactions:		
Allowance for loan losses	31	4
Provision for loan losses	26	31
Guarantees and commitments[4]	231	135

[1] The increase in loans issued as of December 31, 2010 is mainly due to the restructuring of a loan transaction. For further detail please see Note 17 "Equity Method Investments". Related interest income to these loans amounted up to € 24 million.
[2] In 2010, some entities were fully consolidated. In 2009, one entity that was accounted for using the equity method was sold. Therefore loans made to these investments were eliminated on consolidation.
[3] Loans past due were nil as of December 31, 2010 and totaled € 15 million as of December 31, 2009. For the above loans the Group held collateral of € 299 million and € 375 million as of December 31, 2010 and as of December 31, 2009, respectively. Loans included loans to joint ventures of € 4 million both as of December 31, 2010 and December 31, 2009. For these loans no loan loss allowance was required.
[4] Includes financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.

Deposits

in € m.	2010	2009
Deposits outstanding, beginning of year	367	246
Deposits received during the year	160	287
Deposits repaid during the year	220	161
Changes in the group of consolidated companies[1]	(93)	(6)
Exchange rate changes/other	2	1
Deposits outstanding, end of year[2]	216	367

[1] In 2010, some entities were fully consolidated. In 2009, one entity with related party deposits that was accounted for using the equity method was sold.
[2] The deposits are unsecured. Deposits include also € 0.4 million deposits from joint ventures both as of December 31, 2010 and December 31, 2009.

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 140 million as of December 31, 2010 and € 3.7 billion as of December 31, 2009. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 15 million as of December 31, 2010 and € 3.0 billion as of December 31, 2009. The decrease was mainly attributable to one entity that was fully consolidated and was previously accounted using the equity method. Other transactions with related parties also reflected the following:

Xchanging etb GmbH:

With the acquisition of Sal.Oppenheim in March 2010 the Group increased its stake in Xchanging etb GmbH from 44 % to 49 %. The Group accounts for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH ("XTB"). Two of the five executive directors of Xchanging etb GmbH and two members of the supervisory board of XTB are employees of the Group. The Group's arrangements with Xchanging include a 12-year outsourcing agreement for security settlement services and a 10-year outsourcing agreement for the provision of security settlement to Sal. Oppenheim. The outsourcing arrangements are aimed at reducing costs without compromising service quality. In 2010 and 2009, the Group received services from XTB with volume of € 113 million and € 104 million, respectively. In 2010 and 2009, the Group provided supply services (e.g., IT and real estate-related services) with volumes of € 20 million and € 29 million, respectively, to XTB.

Transactions with Pension Plans

Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group's pension funds may hold or trade Deutsche Bank shares or securities. A summary of transactions with related party pension plans follows.

in € m.	2010	2009
Deutsche Bank securities held in plan assets:		
Equity shares	–	–
Bonds	16	–
Other securities	83	26
Total	99	26
Property occupied by/other assets used by Deutsche Bank	–	–
Derivatives: Market value for which DB (or subsidiary) is a counterparty	(2)	177
Derivatives: Notional amount for which DB (or subsidiary) is a counterparty	14,966	11,604
Fees paid from Fund to any Deutsche Bank asset manager(s)	24	21

38 – Information on Subsidiaries

Deutsche Bank AG is the direct or indirect holding company for the Group's subsidiaries.

Significant Subsidiaries

The following table presents the significant subsidiaries Deutsche Bank AG owns, directly or indirectly.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States
Deutsche Bank Luxembourg S.A.[4]	Luxembourg
Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[5]	Frankfurt am Main, Germany
DB Valoren S.á.r.l.[6]	Luxembourg
DB Equity S.á.r.l.[7]	Luxembourg
Deutsche Postbank AG[8]	Bonn, Germany

1 This company is a holding company for most of the Group subsidiaries in the United States.
2 This company is a subsidiary of Taunus Corporation. Deutsche Bank Trust Company Americas is a New York State-chartered bank which originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.
3 Deutsche Bank Securities Inc. is a U.S. SEC-registered broker dealer and is a member of the New York Stock Exchange and regulated by the Financial Industry Regulatory Authority. It is also regulated by the individual state securities authorities in the states in which it operates.
4 The primary business of this company comprises Treasury and Markets activities, especially as a major supplier of Euro liquidity for Deutsche Bank Group. Further business activities are the international loan business, where the bank acts as lending office for continental Europe and starting 2010 as risk hub for the loan exposure management group, and private banking.
5 The company serves private individuals, affluent clients and small business clients with banking products.
6 This company is a holding company for Deutsche Bank subgroups in Australia, New Zealand, and Singapore. It is also the holding company for DB Equity S.á.r.l.
7 The company is the holding company for a part of the Group's stake in Deutsche Postbank AG.
8 The business activities of this company comprise retail banking, business with corporate customers, money and capital markets activities as well as home savings loans.

The Group owns 100 % of the equity and voting interests in these significant subsidiaries, except for Deutsche Postbank AG, of which the Group owns shares representing 52.03 % of the equity and voting rights as of December 31, 2010, and, taking into account certain financial instruments held by us, a total equity interest of 79.45 %. They prepare financial statements as of December 31, 2010 and are included in the Group's consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

Subsidiaries may have restrictions on their ability to transfer funds, including payment of dividends and repayment of loans, to Deutsche Bank AG. Reasons for the restrictions include:

- Central bank restrictions relating to local exchange control laws
- Central bank capital adequacy requirements
- Local corporate laws, for example limitations regarding the transfer of funds to the parent when the respective entity has a loss carried forward not covered by retained earnings or other components of capital.

Subsidiaries where the Group owns 50 percent or less of the Voting Rights

The Group also consolidates certain subsidiaries although it owns 50 percent or less of the voting rights. Most of those subsidiaries are special purpose entities ("SPEs") that are sponsored by the Group for a variety of purposes.

In the normal course of business, the Group becomes involved with SPEs, primarily through the following types of transactions: asset securitizations, commercial paper programs, repackaging and investment products, mutual funds, structured transactions, leasing and closed-end funds. The Group's involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.

Investees where the Group owns more than half of the Voting Rights

The Group owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when

- another investor has the power over more than half of the voting rights by virtue of an agreement with the Group, or
- another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement, or
- another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when
- another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

39 – Insurance and Investment Contracts

Liabilities arising from Insurance and Investment Contracts

			Dec 31, 2010			Dec 31, 2009
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	4,899	(158)[1]	4,741	4,613	(1,534)	3,079
Investment contracts	7,898	–	7,898	7,278	–	7,278
Total	12,797	(158)	12,639	11,891	(1,534)	10,357

[1] In line with the change in presentation of longevity reinsurance contracts to show the net cash flows, the amount included as reinsurance contracts above reflects the net payments expected under such contracts. The effect of this change is to reduce 2010's amount by an amount equivalent to the gross balance sheet value of annuity contracts subject to reinsurance which was € 1,423 million.

Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact to their respective balance sheet line items.

Carrying Amount

The following table presents an analysis of the change in insurance and investment contracts liabilities.

		2010		2009
in € m.	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
Balance, beginning of year	4,613	7,278	3,963	5,977
New business	257	153	121	171
Claims/withdrawals paid	(463)	(609)	(285)	(549)
Other changes in existing business	331	843	427	1,145
Exchange rate changes	161	233	387	534
Balance, end of year	4,899	7,898	4,613	7,278

Other changes in existing business for the investment contracts of € 843 million and € 1,145 million are principally attributable to changes in the underlying assets' fair value for the years ended December 31, 2010 and December 31, 2009, respectively.

Key Assumptions in relation to Insurance Business

The liabilities will vary with movements in interest rates, which are applicable, in particular, to the cost of guaranteed benefits payable in the future, investment returns and the cost of life assurance and annuity benefits where future mortality is uncertain.

Assumptions are made related to all material factors affecting future cash flows, including future interest rates, mortality and costs. The assumptions to which the long term business amount is most sensitive are the interest rates used to discount the cash flows and the mortality assumptions, particularly those for annuities.

The assumptions are set out below:

Interest Rates

Interest rates are used that reflect a best estimate of future investment returns taking into account the nature and term of the assets used to support the liabilities. Suitable margins for default risk are allowed for in the assumed interest rate.

Mortality

Mortality rates are based on published tables, adjusted appropriately to take into account changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. If appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity. Improvements in annuitant mortality are based on a percentage of the medium cohort projection subject to a minimum of rate of improvement of 1.25 % per annum.

Costs

For non-linked contracts, allowance is made explicitly for future expected per policy costs.

Other Assumptions

The take-up rate of guaranteed annuity rate options on pension business is assumed to be 64 % for the year ended December 31, 2010 and 60 % for the year ended December 31, 2009.

Key Assumptions impacting Value of Business Acquired (VOBA)

The opening VOBA arising on the purchase of Abbey Life Assurance Company Limited was determined by capitalizing the present value of the future cash flows of the business over the reported liability at the date of acquisition. If assumptions were required about future mortality, morbidity, persistency and expenses, they were determined on a best estimate basis taking into account the business's own experience. General economic assumptions were set considering the economic indicators at the date of acquisition.

The rate of VOBA amortization is determined by considering the profile of the business acquired and the expected depletion in future value. At the end of each accounting period, the remaining VOBA is tested against the future net profit expected related to the business that was in force at the date of acquisition.

If there is insufficient net profit, the VOBA will be written down to its supportable value.

Key Changes in Assumptions

Upon acquisition of Abbey Life Assurance Company Limited in October 2007, liabilities for insurance contracts were recalculated from a regulatory basis to a best estimate basis in line with the provisions of IFRS 4. The non-economic assumptions set at that time have not been changed but the economic assumptions have been reviewed in line with changes in key economic indicators. For annuity contracts, the liability was valued using the locked-in basis determined at the date of acquisition.

Sensitivity Analysis (in respect of Insurance Contracts only)

The following table presents the sensitivity of the Group's profit before tax and equity to changes in some of the key assumptions used for insurance contract liability calculations. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

	Impact on profit before tax		Impact on equity	
in € m.	2010	2009[2]	2010	2009[2]
Variable:				
Mortality[1] (worsening by ten percent)	(12)	(11)	(9)	(8)
Renewal expense (ten percent increase)	(2)	(2)	(1)	(1)
Interest rate (one percent increase)	14	7	(112)	(108)

1 The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.
2 Prior year amounts have been adjusted.

For certain insurance contracts, the underlying valuation basis contains a Provision for Adverse Deviations ("PADs"). For these contracts any worsening of expected future experience would not change the level of reserves held until all the PADs have been eroded while any improvement in experience would not result in an increase to these reserves. Therefore, in the sensitivity analysis, if the variable change represents a worsening of experience, the impact shown represents the excess of the best estimate liability over the PADs held at the balance sheet date. As a result, the figures disclosed in this table should not be used to imply the impact of a different level of change, and it should not be assumed that the impact would be the same if the change occurred at a different point in time.

40 –
Current and Non-Current Assets and Liabilities

The following tables present an analysis of each asset and liability line item by amounts recovered or settled within or after one year as of December 31, 2010 and December 31, 2009.

Asset items as of December 31, 2010, follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2010
Cash and due from banks	17,157	–	17,157
Interest-earning deposits with banks	91,471	906	92,377
Central bank funds sold and securities purchased under resale agreements	19,923	442	20,365
Securities borrowed	28,916	–	28,916
Financial assets at fair value through profit or loss	1,069,579	31,418	1,100,997
Financial assets available for sale	7,859	46,407	54,266
Equity method investments	–	2,608	2,608
Loans	128,157	279,572	407,729
Property and equipment	–	5,802	5,802
Goodwill and other intangible assets	–	15,594	15,594
Other assets	137,751	11,478	149,229
Assets for current tax	2,048	201	2,249
Total assets before deferred tax assets	1,502,861	394,428	1,897,289
Deferred tax assets			8,341
Total assets			1,905,630

Liability items as of December 31, 2010, follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2010
Deposits	475,255	58,729	533,984
Central bank funds purchased and securities sold under repurchase agreements	26,314	1,608	27,922
Securities loaned	3,078	198	3,276
Financial liabilities at fair value through profit or loss	833,642	20,440	854,082
Other short-term borrowings	64,990	–	64,990
Other liabilities	169,192	12,635	181,827
Provisions	2,204	–	2,204
Liabilities for current tax	960	1,776	2,736
Long-term debt	28,870	140,790	169,660
Trust preferred securities	1,334	10,916	12,250
Obligation to purchase common shares	–	–	–
Total liabilities before deferred tax liabilities	1,605,839	247,092	1,852,931
Deferred tax liabilities			2,307
Total liabilities			1,855,238

Asset items as of December 31, 2009, follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2009
Cash and due from banks	9,346	–	9,346
Interest-earning deposits with banks	46,383	850	47,233
Central bank funds sold and securities purchased under resale agreements	6,587	233	6,820
Securities borrowed	43,509	–	43,509
Financial assets at fair value through profit or loss	943,143	22,177	965,320
Financial assets available for sale	3,605	15,214	18,819
Equity method investments	–	7,788	7,788
Loans	93,781	164,324	258,105
Property and equipment	–	2,777	2,777
Goodwill and other intangible assets	–	10,169	10,169
Other assets	113,255	8,283	121,538
Assets for current tax	1,247	843	2,090
Total assets before deferred tax assets	**1,260,856**	**232,658**	**1,493,514**
Deferred tax assets			7,150
Total assets			**1,500,664**

Liability items as of December 31, 2009, follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2009
Deposits	310,805	33,415	344,220
Central bank funds purchased and securities sold under repurchase agreements	45,453	42	45,495
Securities loaned	5,098	466	5,564
Financial liabilities at fair value through profit or loss	702,804	19,470	722,274
Other short-term borrowings	42,897	–	42,897
Other liabilities	147,506	6,775	154,281
Provisions	1,307	–	1,307
Liabilities for current tax	729	1,412	2,141
Long-term debt	18,895	112,887	131,782
Trust preferred securities	746	9,831	10,577
Obligation to purchase common shares	–	–	–
Total liabilities before deferred tax liabilities	**1,276,240**	**184,298**	**1,460,538**
Deferred tax liabilities			2,157
Total liabilities			**1,462,695**

41 –
Supplementary Information to the Consolidated Financial Statements according to Section 315a HGB

As required by Section 315a German Commercial Code ("HGB"), the consolidated financial statements prepared in accordance with IFRS must provide additional disclosures which are given below.

Staff Costs

in € m.	2010	2009
Staff costs:		
Wages and salaries	10,786	9,336
Social security costs	1,885	1,974
thereof: those relating to pensions	440	472
Total	12,671	11,310

Staff

The average number of effective staff employed in 2010 was 82,434 (2009: 79,098) of whom 34,529 (2009: 33,400) were women. Part-time staff is included in these figures proportionately. An average of 51,268 (2009: 51,183) staff members worked outside Germany.

Management Board and Supervisory Board Remuneration

The total compensation of the Management Board was € 33,230,174 and € 35,023,965 for the years ended December 31, 2010 and 2009, respectively, thereof € 23,022,336 and € 28,224,619 for variable components.

Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 18,083,535 and € 19,849,430 for the years ended December 31, 2010 and 2009, respectively.

The Supervisory Board received a fixed payment (including payments for meeting fees) of € 2,453,000 and € 2,436,000 (excluding value-added tax) for the years 2010 and 2009 respectively. A performance-related remuneration was not payed for 2010, as the barriers as defined in the articles of association with regard to dividends and earnings per share (diluted) were not met in 2010 (variable remuneration amounted to € 125,316 for the year ended December 31, 2009).

Provisions for pension obligations to former members of the Management Board and their surviving dependents amounted to € 167,660,106 and € 171,135,197 at December 31, 2010 and 2009, respectively.

Loans and advances granted and contingent liabilities assumed for members of the Management Board amounted to € 7,321,343 and € 8,128,645 and for members of the Supervisory Board of Deutsche Bank AG to € 2,633,122 and € 1,166,445 for the years ended December 31, 2010 and 2009, respectively. Members of the Supervisory Board repaid € 174,314 loans in 2010.

Corporate Governance

Deutsche Bank AG has approved the Declaration of Conformity in accordance with section 161 of the German Corporation Act (AktG). The declaration is published on Deutsche Bank's website (http://www.deutsche-bank.de/ir/en/content/declaration_of_conformity.htm).

Principal Accounting Fees and Services

The table below gives a breakdown of the fees charged by the Group's auditor for the 2010 and 2009 financial year.

Fee category in € m.	2010	2009
Audit fees	53	45
thereof to KPMG Europe LLP	37	29
Audit-related fees	9	6
thereof to KPMG Europe LLP	7	4
Tax-related fees	7	5
thereof to KPMG Europe LLP	4	2
All other fees	2	–
thereof to KPMG Europe LLP	1	–
Total fees	71	56

For further information please refer to the Corporate Governance Statement/Corporate Governance Report.

42 – Shareholdings

The following pages show the Shareholdings of Deutsche Bank Group pursuant to Section 313 (2) of the German Commercial Code ("HGB").

Footnotes:

1 Controlled via managing general partner.
2 Controlled due to board membership.
3 Controlled, as potential currently exercisable voting rights are held, which can increase Deutsche Bank Group's interest to above 50%.
4 Special Fund.
5 Controlled.
6 Classified as held for sale pursuant to IFRS 5.
7 Only specified assets and related liabilities (silos) of this entity were consolidated.
8 Consists of 768 individual Trusts (only variing in series number / duration) which purchase a municipal debt security and issue short puttable exempt adjusted receipts (SPEARs) and long inverse floating exempt receipts (LIFERs) which are then sold to investors.
9 Accounted for at equity due to significant influence.
10 Name of company changed per 18.01.2011 from Argon New S.à r.l.
11 Not controlled.
12 Classified as Special Purpose Entity not to be consolidated under IFRS.
13 Classified as Special Purpose Entity not to be accounted for at equity under IFRS.
14 Not consolidated or accounted for at equity as classified as securities available for sale.
15 Shares are held as collateral.
16 Not accounted for at equity as classified as at fair value.
17 Parent company is accounted for at equity.

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1	Deutsche Bank Aktiengesellschaft	Frankfurt am Main		
2	A-AT Gestion	Paris		99.9
3	Abbey Life Assurance Company Limited	London		100.0
4	Abbey Life Trust Securities Limited	London		100.0
5	Abbey Life Trustee Services Limited	London		100.0
6	ABFS I Incorporated	Baltimore		100.0
7	ABS Leasing Services Company	Chicago		100.0
8	ABS MB Limited	Baltimore		100.0
9	Absolute Energy S.r.l.	Rome		100.0
10	AC VII Privatkunden GmbH & Co. KG	Munich	1	0.0
11	Acanfeld Limited	Bangkok		99.9
12	Accounting Solutions Holding Company, Inc.	Wilmington		100.0
13	ADARA Beteiligungs- und Verwaltungs GmbH	Cologne		100.0
14	ADD ONE GmbH & Co. KG	Munich	1	0.0
15	Advent Chestnut VI GmbH & Co. KG	Munich	1	0.1
16	Affordable Housing I LLC	Wilmington		100.0
17	Agripower Buddosò Società Agricola a Responsabilità Limitata	Pesaro	2, 3	9.0
18	AheadCom Beteiligungs-GmbH	Frankfurt		100.0
19	Airport Club für International Executives GmbH	Frankfurt		84.0
20	Alex. Brown Financial Services Incorporated	Baltimore		100.0
21	Alex. Brown Investments Incorporated	Baltimore		100.0
22	Alex. Brown Management Services, Inc.	Baltimore		100.0
23	Alfred Herrhausen Gesellschaft - Das internationale Forum der Deutschen Bank - mbH	Berlin		100.0
24	Allsar Inc.	Wilmington		100.0
25	Alpha Investment Management S.A.M.	Monte Carlo		100.0
26	Altamira LLC	Wilmington		100.0
27	"Alwa" Gesellschaft für Vermögensverwaltung mit beschränkter Haftung	Frankfurt		100.0
28	AMADEUS II 'D' GmbH & Co. KG	Munich		99.9
29	America/Asia Private Equity Portfolio (PE-US/ASIA) GmbH & Co. KG	Munich	1	0.2
30	Americas Trust Servicios de Consultoria, S.A.	Madrid		100.0
31	Anemos ITA 1 S.r.l.	Rome		100.0
32	Annandale LLC	Wilmington		100.0
33	Antelope Pension Trustee Services Limited	London		100.0
34	AO DB Securities (Kazakhstan)	Almaty		100.0
35	Apex Fleet Inc.	Wilmington		100.0
36	APOLLON Vermögensverwaltungsgesellschaft mbH	Cologne		100.0
37	Aqueduct Capital S.à r.l.	Luxembourg		100.0
38	Arche Investments Limited	London		100.0
39	Argent Incorporated	Baltimore		100.0
40	ATHOS Beteiligungs- und Verwaltungs-GmbH	Cologne		100.0
41	Atlantic No. 1 Limited (in member's voluntary liquidation)	London		100.0
42	Autumn Leasing Limited	London		100.0
43	Avatar Finance	George Town		100.0
44	AXOS Beteiligungs- und Verwaltungs-GmbH	Cologne		100.0
45	B.T. Vordertaunus (Luxembourg), S.à r.l.	Luxembourg		100.0
46	B.T.I. Investments	London		100.0
47	B.V. Matura Handelmaatschappij	Amsterdam		100.0
48	BAG	Frankfurt	4	100.0
49	BAG 2	Frankfurt	4	100.0
50	Baincor Nominees Pty. Limited	Sydney		100.0
51	Bainpro Nominees Pty. Limited	Sydney		100.0
52	Bainsec Nominees Pty. Limited	Sydney		100.0
53	BAL Servicing Corporation	Wilmington		100.0
54	Bank Sal. Oppenheim jr. & Cie. (Schweiz) AG	Zurich		100.0
55	Bankers Company, Inc.	Trenton		100.0
56	Bankers International Corporation	New York		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
57	Bankers International Corporation (Brasil) Ltda.	Sao Paulo		100.0
58	Bankers Trust Caribe Capital Markets, Inc.	Hato Rey		100.0
59	Bankers Trust International Finance (Jersey) Limited	St. Helier		100.0
60	Bankers Trust International Limited	London		100.0
61	Bankers Trust Investments Limited	London		100.0
62	Bankers Trust Nominees Limited	London		100.0
63	Barkly Investments Ltd.	St. Helier		100.0
64	Bayan Delinquent Loan Recovery 1 (SPV-AMC), Inc.	Makati City		100.0
65	Beachwood Properties Corp.	Wilmington	5	0.0
66	Bebek Varlik Yönetym A.S.	Istanbul		100.0
67	Beheer- en Beleggingsmaatschappij Evergreen Global Intellectual Transaction Services B.V.	Amsterdam		100.0
68	Bellstead Holdings Limited	Gibraltar		100.0
69	Berliner Bank Beteiligungs AG	Berlin		100.0
70	Beteiligungsgesellschaft für Flugzeugleasing mit beschränkter Haftung i.L.	Frankfurt		100.0
71	Betriebs-Center für Banken AG	Frankfurt		100.0
72	Betriebs-Center für Banken Processing GmbH	Frankfurt		100.0
73	Bfl-Beteiligungsgesellschaft für Industriewerte mbH	Frankfurt		100.0
74	BHF Club Deal GmbH	Frankfurt		100.0
75	BHF Grundbesitz-Verwaltungsgesellschaft mbH	Frankfurt		100.0
76	BHF Grundbesitz-Verwaltungsgesellschaft mbH & Co. am Kaiserlei OHG	Frankfurt		100.0
77	BHF Immobilien-GmbH	Frankfurt		100.0
78	BHF Lux Immo S.A.	Luxembourg		100.0
79	BHF PEP I Beteiligungsgesellschaft mbH	Munich		100.0
80	BHF PEP II Beteiligungsgesellschaft mbH	Munich		100.0
81	BHF PEP III Beteiligungsgesellschaft mbH	Munich		100.0
82	BHF Private Equity Management GmbH	Frankfurt		100.0
83	BHF Private Equity Portfolio GmbH & Co. Beteiligungs KG Nr. 1	Munich	1	0.4
84	BHF Private Equity Portfolio GmbH & Co. Beteiligungs KG Nr. 2	Munich	1	0.3
85	BHF Private Equity Portfolio GmbH & Co. Beteiligungs KG Nr. 3	Munich	1	0.4
86	BHF Private Equity Treuhand- und Beratungsgesellschaft mbH	Frankfurt		100.0
87	BHF Trust Management Gesellschaft für Vermögensverwaltung mbH	Frankfurt		100.0
88	BHF Zurich Family Office AG	Zurich		100.0
89	BHF-BANK (Schweiz) AG	Zurich		100.0
90	BHF-BANK Aktiengesellschaft	Frankfurt		100.0
91	BHF-BANK International S.A.	Luxembourg		100.0
92	BHF-Betriebsservice GmbH	Frankfurt		100.0
93	BHW - Gesellschaft für Wohnungswirtschaft mbH	Hameln		100.0
94	BHW - Gesellschaft für Wohnungswirtschaft mbH & Co. Immobilienverwaltungs KG	Hameln		100.0
95	BHW Bausparkasse Aktiengesellschaft	Hameln		100.0
96	BHW Direktservice GmbH	Hameln		100.0
97	BHW Eurofinance B.V.	Arnhem		100.0
98	BHW Financial S.r.l.	Verona		100.0
99	BHW Gesellschaft für Vorsorge mbH	Hameln		100.0
100	BHW Holding Aktiengesellschaft	Berlin		100.0
101	BHW Immobilien GmbH	Hameln		100.0
102	BHW Invest, Société à responsabilité limitée	Luxembourg		100.0
103	Billboard Partners L.P.	George Town		99.9
104	Biomass Holdings S.à r.l.	Luxembourg		100.0
105	Bleeker Investments Limited	Wilmington		100.0
106	Blue Cork, Inc.	Wilmington		100.0
107	Blue Ridge CLO Holding Company LLC	Wilmington		100.0
108	Bluewater Creek Management Co.	Wilmington		100.0
109	BNA Nominees Pty. Limited	Sydney		100.0
110	Bonsai Investment AG	Frauenfeld		100.0
111	Borfield S.A.	Montevideo		100.0
112	BRIMCO, S. de R.L. de C.V.	Mexico City		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
113	Britannia Limited	London		100.0
114	Broome Investments Limited	Wilmington		100.0
115	BT (Far East) Limited	Hong Kong		100.0
116	BT American Securities (Luxembourg), S.à r.l.	Luxembourg		100.0
117	BT Azure No. 1 Limited	George Town		100.0
118	BT Ben Nevis Limited	George Town		100.0
119	BT Cayman Income No. 1	George Town		100.0
120	BT Commercial Corporation	Wilmington		100.0
121	BT CTAG Nominees Limited	London		100.0
122	BT Devonport Limited	George Town		100.0
123	BT Globenet Nominees Limited	London		100.0
124	BT Harborside Urban Renewal Corporation	West Trenton		100.0
125	BT International (Nigeria) Limited	Lagos		100.0
126	BT Maulbronn GmbH	Eschborn		100.0
127	BT McKinley Limited	George Town		100.0
128	BT Milford (Cayman) Limited	George Town		100.0
129	BT Money Markets Fund No. 1 Limited (in member's voluntary liquidation)	London		100.0
130	BT Muritz GmbH	Eschborn		100.0
131	BT Nominees (Singapore) Pte Ltd	Singapore		100.0
132	BT Opera Trading S.A.	Paris		100.0
133	BT Pension Fund Trustees Limited	London		100.0
134	BT Sable LLC	Wilmington		100.0
135	BT Vordertaunus Verwaltungs- und Beteiligungsgesellschaft mbH	Eschborn		100.0
136	BT/ABKB Partnership Management	Los Angeles		99.9
137	BTAS Cayman GP	George Town		100.0
138	BTD Nominees Pty. Limited	Sydney		100.0
139	BTFIC - Portugal, Gestao e Investimentos (Sociedade Unipessoal) S.A.	Funchal		100.0
140	BTVR Investments No. 1 Limited	St. Helier		100.0
141	Buxtal Pty Limited	Sydney		100.0
142	C. J. Lawrence Inc.	Wilmington		100.0
143	CAM DREI Initiator GmbH & Co. KG	Cologne	1	14.5
144	CAM Initiator Treuhand GmbH & Co. KG	Cologne		100.0
145	CAM PE Verwaltungs GmbH & Co. KG	Cologne		100.0
146	CAM Private Equity Consulting & Verwaltungs-GmbH	Cologne		100.0
147	CAM Private Equity Evergreen GmbH & Co. KG UBG	Cologne	1	0.0
148	CAM Private Equity Nominee GmbH & Co. KG	Cologne		100.0
149	CAM Private Equity Verwaltungs-GmbH	Cologne		100.0
150	CAM Secondary Select I Beteiligungs GmbH	Cologne		100.0
151	CAM Secondary Select I GmbH & Co. KG	Cologne	1	0.0
152	CAM SEL I Initiator GmbH & Co. KG	Cologne	1	15.3
153	CAM SEL II Initiator GmbH & Co. KG	Cologne	1	15.3
154	CAM Select I Beteiligungs GmbH	Cologne		100.0
155	CAM Select I GmbH & Co. KG	Cologne	1	0.0
156	CAM Select II Beteiligungs GmbH	Cologne		100.0
157	CAM Select II GmbH & Co. KG	Cologne	1	0.0
158	Campanology Leasing Limited	George Town		100.0
159	3160343 Canada Inc.	Toronto		100.0
160	3613950 Canada, Inc.	Toronto		100.0
161	Caneel Bay Holding Corp.	Chicago	5	0.0
162	Cape Acquisition Corp.	Wilmington		100.0
163	CapeSuccess LLC	Wilmington		82.6
164	CapeSuccess, Inc.	Wilmington		100.0
165	Capital Solutions Exchange Inc.	Wilmington		100.0
166	Cardales UK Limited	Liverpool		100.0
167	Career Blazers Consulting Services, Inc.	Albany		100.0
168	Career Blazers Contingency Professionals, Inc.	Albany		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
169	Career Blazers Learning Center of Los Angeles, Inc.	Los Angeles		100.0
170	Career Blazers LLC	Wilmington		100.0
171	Career Blazers Management Company, Inc.	Albany		100.0
172	Career Blazers New York, Inc.	Albany		100.0
173	Career Blazers of Ontario, Inc.	London, Ontario		100.0
174	Career Blazers Personnel Services of Washington, D.C., Inc.	Washington D.C.		100.0
175	Career Blazers Personnel Services, Inc.	Albany		100.0
176	Career Blazers Service Company, Inc.	Wilmington		100.0
177	Caribbean Resort Holdings, Inc.	New York	5	0.0
178	Cashforce International Credit Support B.V.	Rotterdam		100.0
179	Castlewood Expansion Partners, L.P.	Wilmington		87.5
180	Castor LLC	Wilmington	5	0.0
181	Cathay Advisory (Beijing) Company Ltd	Beijing		100.0
182	Cathay Asset Management Company Limited	Port Louis		100.0
183	Cathay Capital Company (No 2) Limited	Port Louis		67.6
184	CBI NY Training, Inc.	Albany		100.0
185	Cedar Investment Co.	Wilmington		100.0
186	CELENA Beteiligungs- und Verwaltungs GmbH	Cologne		100.0
187	Centennial River 1 Inc.	Denver		100.0
188	Centennial River 2 Inc.	Austin		100.0
189	Centennial River Acquisition I Corporation	Wilmington		100.0
190	Centennial River Acquisition II Corporation	Wilmington		100.0
191	Centennial River Corporation	Wilmington		100.0
192	Channel Nominees Limited	London		100.0
193	Charlton (Delaware), Inc.	Wilmington		100.0
194	China Recovery Fund LLC	Wilmington		85.0
195	Cinda - DB NPL Securitization Trust 2003-1	Wilmington	5	0.0
196	CITAN Beteiligungsgesellschaft mbH	Frankfurt		100.0
197	City Leasing (Avonside) Limited	London		100.0
198	City Leasing (Clydeside) Limited	London		100.0
199	City Leasing (Donside) Limited	London		100.0
200	City Leasing (Fleetside) Limited	London		100.0
201	City Leasing (Medwayside) Limited	London		100.0
202	City Leasing (Severnside) Limited	London		100.0
203	City Leasing (Thameside) Limited	London		100.0
204	City Leasing (Wearside) Limited	London		100.0
205	City Leasing and Partners	London		100.0
206	City Leasing and Partners Limited	London		100.0
207	City Leasing Limited	London		100.0
208	Civic Investments Limited	St. Helier		100.0
209	Clark GmbH & Co. KG	Frankfurt		100.0
210	ClarksonX Inc.	Wilmington		100.0
211	CNS Cayman Holdings One Ltd.	George Town		100.0
212	Consumo Finance S.p.A.	Milan		100.0
213	Coronus L.P.	St. Helier		100.0
214	CREDA Objektanlage- und verwaltungsgesellschaft mbH	Bonn		100.0
215	Crosby Investments Limited	Wilmington		100.0
216	CTXL Achtzehnte Vermögensverwaltung GmbH	Munich		100.0
217	Custom Leasing Limited	London		100.0
218	Cyrus J. Lawrence Capital Holdings, Inc.	Wilmington		100.0
219	D B Rail Holdings (UK) No. 1 Limited	London		100.0
220	D F Japan Godo Kaisha	Tokyo		100.0
221	D.B. International Delaware, Inc.	Wilmington		100.0
222	Dahlbusch Projektentwicklungsgesellschaft Leipzig/Lindenau mbH i.L.	Frankfurt		100.0
223	DAHOC (UK) Limited	London		100.0
224	DAHOC Beteiligungsgesellschaft mbH	Frankfurt		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
225	Dark Blue Investments Limited	George Town		100.0
226	DB (Gibraltar) Holdings Limited	Gibraltar		100.0
227	DB (Malaysia) Nominee (Asing) Sdn. Bhd.	Kuala Lumpur		100.0
228	DB (Malaysia) Nominee (Tempatan) Sdn. Bhd.	Kuala Lumpur		100.0
229	DB (Pacific) Limited	Wilmington		100.0
230	DB (Pacific) Limited, New York	New York		100.0
231	DB (Tip Top) Limited Partnership	Toronto		99.9
232	DB Advisors Risk Managed Alpha (RMA) Investment Trust	Salem		100.0
233	DB Advisors US Large Cap Core Investment Trust	Salem		100.0
234	DB Advisors US Large Cap Value Investment Trust	Salem		100.0
235	DB Advisors US Small Cap Growth Investment Trust	Salem		100.0
236	DB Alex. Brown Exchange Fund I, L.P.	Baltimore	5	4.1
237	DB Alex. Brown Holdings Incorporated	Wilmington		100.0
238	DB Alternative Trading Inc.	Wilmington		100.0
239	DB Americas Funding Corp.	Wilmington		100.0
240	DB Americas Infrastructure Holdings, L.L.C.	Wilmington		100.0
241	DB Anton Limited	St. Helier		100.0
242	DB Aotearoa Investments Limited	George Town		100.0
243	DB Athena S.à r.l.	Luxembourg		100.0
244	DB Bedford Investments Limited	Wilmington		100.0
245	DB Beteiligungs-Holding GmbH	Frankfurt		100.0
246	DB Bluebell Investments (Cayman) Partnership	George Town		100.0
247	DB Broker GmbH	Frankfurt		100.0
248	DB Canada GIPF - I Corp.	Calgary		100.0
249	DB Capital Advisers, Inc.	Wilmington		100.0
250	DB Capital Management, Inc.	Wilmington		100.0
251	DB Capital Markets (Deutschland) GmbH	Frankfurt		100.0
252	DB Capital Partners (Asia), L.P.	George Town		99.7
253	DB Capital Partners (Europe) 2000 - A Founder Partner LP	Wilmington		80.0
254	DB Capital Partners (Europe) 2000 - B Founder Partner LP	Wilmington		80.0
255	DB Capital Partners Asia GP, Limited	George Town		100.0
256	DB Capital Partners Europe 2002 Founder Partner LP	Wilmington		80.0
257	DB Capital Partners General Partner Limited	London		100.0
258	DB Capital Partners Latin America, G.P. Limited	George Town		100.0
259	DB Capital Partners, Inc.	Wilmington		100.0
260	DB Capital Partners, Latin America, LP	George Town		80.2
261	DB Capital, Inc.	Wilmington		100.0
262	DB Cartera de Inmuebles 1, S.A.U.	Pozuelo de Alarcón		100.0
263	DB Cartera de Inmuebles 2, S.A.U.	Pozuelo de Alarcón		100.0
264	DB Chambers LLC	Wilmington		100.0
265	DB Chestnut Holdings Limited	George Town		100.0
266	DB Commodities Canada Ltd.	Toronto		100.0
267	DB Commodity Services LLC	Wilmington		100.0
268	DB Concerto (LP) Limited	George Town		100.0
269	DB Concerto Limited	George Town		100.0
270	DB Consortium S. Cons. a r.l. in liquidazione	Milan		100.0
271	DB Consorzio S. Cons. a r. l.	Milan		100.0
272	DB Crest Limited	St. Helier		100.0
273	DB Delaware Holdings (Europe) Limited	Wilmington		100.0
274	DB Delaware Holdings (UK) Limited	London		100.0
275	DB Depositor Inc.	Wilmington		100.0
276	DB Elara LLC	Wilmington		100.0
277	DB Emerald Limited	Dublin		100.0
278	DB Energy Commodities Limited	London		100.0
279	DB Energy Trading LLC	Wilmington		100.0
280	DB Enfield Infrastructure Holdings Limited	St. Helier		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
281	DB Enfield Infrastructure Investments Limited	St. Helier		100.0
282	DB Enterprise GmbH	Soessen-Gostau		100.0
283	DB Enterprise GmbH & Co. Zweite Beteiligungs KG	Soessen-Gostau		100.0
284	DB Equipment Leasing, Inc.	New York		100.0
285	DB Equity Limited	London		100.0
286	DB Equity S.à r.l.	Luxembourg		100.0
287	DB ESC Corporation	Wilmington		100.0
288	DB Export-Leasing GmbH	Frankfurt		100.0
289	DB Fillmore Lender Corp.	Wilmington		100.0
290	DB Finance (Delaware), LLC	Wilmington		100.0
291	DB Finance Holdings, Inc.	Wilmington		100.0
292	DB Finance International GmbH	Eschborn		100.0
293	DB Finanz-Holding GmbH	Frankfurt		100.0
294	DB Franklin Investments Inc.	Wilmington		100.0
295	DB Funding Corporation # 1	Wilmington		100.0
296	DB Funding Corporation # 3	Wilmington		100.0
297	DB Funding LLC #4	Wilmington		100.0
298	DB Funding LLC #5	Wilmington		100.0
299	DB Funding LLC #6	Wilmington		100.0
300	DB Funding, L.P.	Baltimore		100.0
301	DB Galil Finance, Inc.	Wilmington		100.0
302	DB Gamla (Cayman)	George Town		100.0
303	DB Ganymede 2006 L.P.	George Town		100.0
304	DB Global Alternative Agribusiness Master Portfolio Ltd.	George Town		100.0
305	DB Global Markets Multi-Strategy Fund I Limited	George Town		100.0
306	DB Global Processing Services, Inc.	Wilmington		100.0
307	DB Global Technology, Inc.	Wilmington		100.0
308	DB Green Holdings Corp.	Wilmington		100.0
309	DB Green, Inc.	New York		100.0
310	DB Group Services (UK) Limited	London		100.0
311	DB Hawks Nest, Inc.	Wilmington		100.0
312	DB Hedgeworks Fund Services Limited	George Town		100.0
313	DB HedgeWorks, LLC	Wilmington		100.0
314	DB Holdings (New York), Inc.	New York		100.0
315	DB Holdings (South America) Limited	Wilmington		100.0
316	db home lending holdings llc	Wilmington		100.0
317	db home lending llc	Lake Forest		100.0
318	DB Horizon, Inc.	Wilmington		100.0
319	DB HR Solutions GmbH	Eschborn		100.0
320	DB Hubert Investments Limited	Wilmington		100.0
321	DB Hypernova LLC	Wilmington		100.0
322	DB iCON Investments Limited	London		100.0
323	DB Industrial Holdings Beteiligungs GmbH & Co. KG	Soessen-Gostau		100.0
324	DB Industrial Holdings GmbH	Soessen-Gostau		100.0
325	DB Infrastructure Holdings (UK) No.1 Limited	London		100.0
326	DB Infrastructure Holdings (UK) No.2 Limited	London		100.0
327	DB Infrastructure Holdings (UK) No.3 Limited	London		100.0
328	DB International (Asia) Limited	Singapore		100.0
329	DB International Investments Limited	London		100.0
330	DB International Trust (Singapore) Limited	Singapore		100.0
331	DB Invest Fundo de Investimento Multimercado	Sao Paulo		100.0
332	DB Investment Management, Inc.	Wilmington		100.0
333	DB Investment Managers, Inc.	Wilmington		100.0
334	DB Investment Partners, Inc.	Wilmington		100.0
335	DB Investment Resources (US) Corporation	Wilmington		100.0
336	DB Investment Resources Holdings Corp.	Wilmington		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
337	DB Investments (GB) Limited	London		100.0
338	DB Io LP	Wilmington		100.0
339	DB IROC Leasing Corp.	New York		100.0
340	DB Jasmine (Cayman) Limited	George Town		100.0
341	DB Jefferson Investments Limited	Wilmington		100.0
342	DB Kamchatka Limited	George Town		100.0
343	DB Keystone, LLC	Wilmington		100.0
344	DB King Investments Limited	Wilmington		100.0
345	DB Kredit Service GmbH	Berlin		100.0
346	DB Lafayette Investments Limited	Wilmington		100.0
347	DB Laight Investments Limited	Wilmington		100.0
348	DB Leasing Services GmbH	Frankfurt		100.0
349	DB Legal, Risk & Capital Services GmbH	Berlin		100.0
350	DB Leroy Investments LLC	Wilmington		100.0
351	DB Lexington Investments Inc.	Wilmington		100.0
352	DB Liberty, Inc.	Wilmington		100.0
353	DB Like-Kind Exchange Services Corp.	Wilmington		100.0
354	DB Litigation Fee LLC	Wilmington		100.0
355	DB Madison, LLC	Wilmington		100.0
356	DB Maia LLC	Wilmington		100.0
357	DB Malta Commercial Services One Ltd.	St. Julians		100.0
358	DB Malta Commercial Services Two Ltd.	St. Julians		100.0
359	DB Malta Holdings Ltd.	St. Julians		100.0
360	DB Management Partners, L.P.	Wilmington		100.0
361	DB Management Support GmbH	Frankfurt		100.0
362	DB Managers, LLC	West Trenton		100.0
363	DB Marcassin (Cayman) Holdings Limited	George Town		100.0
364	DB Master Fundo de Investimento em Direitos Creditórios Não-Padronizados de Precatórios Federais	Rio de Janeiro		100.0
365	DB Mezzanine Fund Managing Member, LLC	New York		100.0
366	DB Moore Investments Limited	Wilmington		100.0
367	DB Mortgage Investment Inc.	Baltimore		100.0
368	DB Mortgage Services, LLC	Wilmington		100.0
369	DB Nexus Iberian Investments (UK) Limited	London		100.0
370	DB Nexus Investments (UK) Limited	London		100.0
371	DB Nominees (Hong Kong) Limited	Hong Kong		100.0
372	DB Nominees (Singapore) Pte Ltd	Singapore		100.0
373	DB Operaciones y Servicios Interactivos, A.I.E.	Barcelona		99.9
374	DB Overseas Finance Delaware, Inc.	Wilmington		100.0
375	DB Overseas Holdings Limited	London		100.0
376	DB Paris Investissements	Paris		100.0
377	DB Partnership Management II, LLC	Wilmington		100.0
378	DB Partnership Management Ltd.	Wilmington		100.0
379	DB Perry Investments Limited	Wilmington		100.0
380	DB Platinum Advisors	Luxembourg		100.0
381	DB Portfolio Southwest, Inc.	Houston		100.0
382	DB Print GmbH	Frankfurt		100.0
383	DB Private Clients Corp.	Wilmington		100.0
384	DB Private Equity GmbH	Cologne		100.0
385	DB Private Wealth Mortgage Ltd.	New York		100.0
386	DB PWM Collective Management Limited	Liverpool		100.0
387	DB Pyrus (Cayman) Limited	George Town		100.0
388	DB Rail Trading (UK) Limited	London		100.0
389	DB RE Global Real Estate Management 1A, Ltd.	George Town		100.0
390	DB RE Global Real Estate Management 1B, Ltd.	George Town		100.0
391	DB Re S.A.	Luxembourg		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
392	DB Real Estate Canadainvest 1 Inc.	Toronto		100.0
393	DB Real Estate Opportunities Group Advisors (UK) Limited	London		100.0
394	DB Realty Resources, Inc.	New York	5	0.0
395	DB Renewable Holdings B.V.	Amsterdam		100.0
396	DB Rivington Investments Limited	George Town		100.0
397	DB RMS Leasing (Cayman) L.P.	George Town		100.0
398	DB Road (UK) Limited	George Town		100.0
399	DB Rugby Finance (Cayman)	George Town		100.0
400	DB Samay Finance No. 2, Inc.	Wilmington		100.0
401	DB Saturn Investments Limited	London		100.0
402	DB Second Funding Corp.	Wilmington		100.0
403	DB Securities S.A.	Warsaw		100.0
404	DB Securities Services NJ Inc.	New York		100.0
405	DB Sedanka Limited	George Town		100.0
406	DB Service Centre Limited	Dublin		100.0
407	DB Service Uruguay S.A.	Montevideo		100.0
408	DB Services Americas, Inc.	Wilmington		100.0
409	DB Services New Jersey, Inc.	West Trenton		100.0
410	DB Servicios México, S.A. de C.V.	Mexico City		100.0
411	DB Servizi Amministrativi S.r.l.	Milan		100.0
412	DB Shenandoah LLC	Wilmington		100.0
413	DB Sirius (Cayman) Limited	George Town		100.0
414	DB Stanton Investments LLC	Wilmington		100.0
415	DB Sterling Finance Limited	George Town		100.0
416	DB Strategic Advisors, Inc.	Makati City		100.0
417	DB Structured Derivative Products, LLC	Wilmington		100.0
418	DB Structured Products, Inc.	Wilmington		100.0
419	DB Structured Transaction VH-OJL Pty Limited	Sydney		100.0
420	DB Trips Investments Limited	George Town	5	0.0
421	DB Trust Company Limited Japan	Tokyo		100.0
422	DB Trustee Services Limited	London		100.0
423	DB Trustees (Hong Kong) Limited	Hong Kong		100.0
424	DB Tweed Limited	George Town		100.0
425	DB U.K. Nominees Limited	London		100.0
426	DB U.S. Financial Markets Holding Corporation	Wilmington		100.0
427	DB UK (Saturn) Limited	London		100.0
428	DB UK Australia Finance Limited	George Town		100.0
429	DB UK Australia Holdings Limited	London		100.0
430	DB UK Bank Limited	London		100.0
431	DB UK Holdings Limited	London		100.0
432	DB UK PCAM Holdings Limited	London		100.0
433	DB Valiant (Cayman) Limited	George Town		100.0
434	DB Valoren S.à r.l.	Luxembourg		100.0
435	DB Vandam Investments Limited	Wilmington		100.0
436	DB Vanquish (UK) Limited	London		100.0
437	DB Vantage (UK) Limited	London		100.0
438	DB Vantage No.2 (UK) Limited	London		100.0
439	DB Vantage No.3 (UK) Limited	London		100.0
440	DB Venture Partners (Europe) 2000 Founder Partner LP	Wilmington		80.0
441	DB Venture Partners (Europe) 2001 Founder Partner LP	Wilmington		80.0
442	DB Venture Partners General Partner Limited	London		100.0
443	DB Vestry Investments Limited	Wilmington		100.0
444	DB Vita S.A.	Luxembourg		75.0
445	DB Warren Investments Limited	George Town		100.0
446	DB Waverly Investments Limited	Wilmington		100.0
447	DB West Financing LLC	Wilmington		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
448	DB Willow (UK) Limited (in member's voluntary liquidation)	London		100.0
449	DB Wilton Holdings, LLC	Wilmington	5	0.0
450	DBAB Wall Street, LLC	Wilmington		100.0
451	DBAH Capital, LLC	Wilmington		100.0
452	DBAH Funding Corp.	Wilmington		100.0
453	DBAS Cayman Holdings 1 Limited	George Town		100.0
454	DBAS Cayman Holdings 2 Limited	George Town		100.0
455	DBC Continuance Inc.	Toronto		100.0
456	DBCCA Investment Partners, Inc.	Wilmington		100.0
457	DBCIBZ1	George Town		100.0
458	DBCIBZ2	George Town		100.0
459	DBD Mezzanine Corp.	Wilmington		100.0
460	DBD Pilgrim America Corp.	Wilmington		100.0
461	DBFIC, Inc.	Wilmington		100.0
462	DBG Vermögensverwaltungsgesellschaft mbH	Frankfurt		100.0
463	DBIGB Finance (No. 2) Limited	London		100.0
464	DBNY Brazil Invest Co.	Wilmington		100.0
465	DBNZ Overseas Investments (No.1) Limited	George Town		100.0
466	DBOI Global Services (UK) Limited	London		100.0
467	DBOI Global Services Private Limited	Mumbai		100.0
468	DBP Commercial Mortgage LLC	Wilmington		100.0
469	DBRMS4	George Town		100.0
470	DBRMSGP1	George Town		100.0
471	DBRMSGP2	George Town		100.0
472	DBS Technology Ventures, L.L.C.	Wilmington		100.0
473	DBUKH Finance Limited	London		100.0
474	DBUSBZ1, LLC	Wilmington		100.0
475	DBUSBZ2, LLC	Wilmington		100.0
476	DBUSH Funding Corp.	Wilmington		100.0
477	DBUSH Markets, Inc.	Wilmington		100.0
478	DBVR Investments No. 3 Ltd.	Wilmington		100.0
479	DBX Advisors LLC	Wilmington		100.0
480	DBX Strategic Advisors LLC	Wilmington		100.0
481	De Meng Innovative (Beijing) Consulting Company Limited	Beijing		100.0
482	DeAM Infrastructure Limited	London		100.0
483	DeAM Investor Services, Inc.	Boston		100.0
484	DEBEKO Immobilien GmbH & Co Grundbesitz OHG	Eschborn		100.0
485	DEE Deutsche Erneuerbare Energien GmbH	Duesseldorf		100.0
486	Deer River, L.P.	Wilmington		100.0
487	DEGRU Erste Beteiligungsgesellschaft mbH	Eschborn		100.0
488	DeKon Service GmbH	Eschborn		100.0
489	Delowrezham de México S. de R.L. de C.V.	Mexico City		100.0
490	DEMOS Beteiligungs- und Verwaltungs GmbH	Cologne		100.0
491	DEUFRAN Beteiligungs GmbH	Frankfurt		100.0
492	DEUKONA Versicherungs-Vermittlungs-GmbH	Frankfurt		100.0
493	Deutsche (Aotearoa) Capital Holdings New Zealand	Auckland		100.0
494	Deutsche (Aotearoa) Foreign Investments New Zealand	Auckland		100.0
495	Deutsche (New Munster) Holdings New Zealand Limited	Auckland		100.0
496	Deutsche (SRV) Investment Corporation	Wilmington		100.0
497	Deutsche Aeolia Power Production S.A.	Athens		80.0
498	Deutsche Alt-A Securities, Inc.	Wilmington		100.0
499	Deutsche Alternative Asset Management (Global) Limited	London		100.0
500	Deutsche Alternative Asset Management (UK) Limited	London		100.0
501	Deutsche Asia Pacific Finance, Inc.	Wilmington		100.0
502	Deutsche Asia Pacific Holdings Pte Ltd	Singapore		100.0
503	Deutsche Asset Management (Asia) Limited	Singapore		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
504	Deutsche Asset Management (Australia) Limited	Sydney		100.0
505	Deutsche Asset Management (Hong Kong) Limited	Hong Kong		100.0
506	Deutsche Asset Management (India) Private Limited	Mumbai		100.0
507	Deutsche Asset Management (Japan) Limited	Tokyo		100.0
508	Deutsche Asset Management (Jersey) Limited	St. Helier		100.0
509	Deutsche Asset Management (Korea) Company Limited	Seoul		100.0
510	Deutsche Asset Management (UK) Limited	London		100.0
511	Deutsche Asset Management Canada Limited	Toronto		100.0
512	Deutsche Asset Management Group Limited	London		100.0
513	Deutsche Asset Management International GmbH	Frankfurt		100.0
514	Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH	Frankfurt		100.0
515	Deutsche Asset Management Schweiz	Zurich		100.0
516	Deutsche Auskunftei Service GmbH	Hamburg		100.0
517	Deutsche Australia Limited	Sydney		100.0
518	Deutsche Aviation Leasing Limited	London		100.0
519	Deutsche Bank (Cayman) Limited	George Town		100.0
520	DEUTSCHE BANK (CHILE) S.A.	Santiago		100.0
521	Deutsche Bank (China) Co., Ltd.	Beijing		100.0
522	Deutsche Bank (Malaysia) Berhad	Kuala Lumpur		100.0
523	Deutsche Bank (Malta) Ltd	St. Julians		100.0
524	Deutsche Bank (Mauritius) Limited	Port Louis		100.0
525	Deutsche Bank (Perú) S.A.	Lima		100.0
526	Deutsche Bank (Portugal), S.A.	Lisbon		100.0
527	Deutsche Bank (Suisse) SA	Geneva		100.0
528	Deutsche Bank (Uruguay) Sociedad Anónima Institución Financiera Externa	Montevideo		100.0
529	DEUTSCHE BANK A.S.	Istanbul		100.0
530	Deutsche Bank Americas Finance LLC	Wilmington		100.0
531	Deutsche Bank Americas Holding Corp.	Wilmington		100.0
532	Deutsche Bank Bauspar-Aktiengesellschaft	Frankfurt		100.0
533	Deutsche Bank Berkshire Mortgage, Inc.	Wilmington		100.0
534	Deutsche Bank Capital Holdings, Inc.	Wilmington		100.0
535	Deutsche Bank Capital Markets S.r.l.	Milan		100.0
536	Deutsche Bank Corretora de Valores S.A.	Sao Paulo		100.0
537	Deutsche Bank Europe GmbH	Frankfurt		100.0
538	Deutsche Bank Financial Inc.	Wilmington		100.0
539	Deutsche Bank Financial LLC	Wilmington		100.0
540	Deutsche Bank Holdings, Inc.	Wilmington		100.0
541	Deutsche Bank Insurance Agency Incorporated	Baltimore		100.0
542	Deutsche Bank Insurance Agency of Delaware	Wilmington		100.0
543	Deutsche Bank Insurance Agency of Massachusetts Incorporated	Boston		100.0
544	Deutsche Bank International Limited	St. Helier		100.0
545	Deutsche Bank International Trust Co. (Cayman) Limited	George Town		100.0
546	Deutsche Bank International Trust Co. (Jersey) Limited	St. Helier		100.0
547	Deutsche Bank International Trust Co. Limited	St. Peter Port		100.0
548	Deutsche Bank Investments (Guernsey) Limited	St. Peter Port		100.0
549	Deutsche Bank Luxembourg S.A.	Luxembourg		100.0
550	Deutsche Bank Mutui S.p.A.	Milan		100.0
551	Deutsche Bank México S.A. Institución de Banca Múltiple	Mexico City		100.0
552	Deutsche Bank National Trust Company	Los Angeles		100.0
553	Deutsche Bank Nederland N.V.	Amsterdam		100.0
554	Deutsche Bank Nominees (Jersey) Limited	St. Helier		100.0
555	Deutsche Bank PBC Spólka Akcyjna	Warsaw		100.0
556	Deutsche Bank Polska Spólka Akcyjna	Warsaw		100.0
557	Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft	Frankfurt		100.0
558	Deutsche Bank Real Estate (Japan) Y.K.	Tokyo		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
559	Deutsche Bank Realty Advisors, Inc.	New York		100.0
560	Deutsche Bank S.A.	Buenos Aires		100.0
561	Deutsche Bank S.A. - Banco Alemão	Sao Paulo		100.0
562	Deutsche Bank S.A. / N.V.	Brussels		100.0
563	Deutsche Bank Securities Inc.	Wilmington		100.0
564	Deutsche Bank Securities Limited	Toronto		100.0
565	Deutsche Bank Services (Jersey) Limited	St. Helier		100.0
566	Deutsche Bank Società per Azioni	Milan		99.8
567	Deutsche Bank Trust Company Americas	New York		100.0
568	Deutsche Bank Trust Company Delaware	Wilmington		100.0
569	Deutsche Bank Trust Company New Jersey Ltd.	Jersey City		100.0
570	Deutsche Bank Trust Company, National Association	New York		100.0
571	Deutsche Bank Trust Corporation	New York		100.0
572	Deutsche Bank Trustee Services (Guernsey) Limited	St. Peter Port		100.0
573	Deutsche Bank Zártkörüen Müködö Részvénytársaság	Budapest		100.0
574	Deutsche Bank Österreich AG	Vienna		100.0
575	Deutsche Bank, Sociedad Anónima Española	Madrid		99.7
576	Deutsche Berri	Paris		100.0
577	Deutsche Capital Finance (2000) Limited	George Town		100.0
578	Deutsche Capital Financing (Singapore) Pte Ltd	Singapore		100.0
579	Deutsche Capital Hong Kong Limited	Hong Kong		100.0
580	Deutsche Capital Markets Algeria SPA	Algiers		100.0
581	Deutsche Capital Markets Australia Limited	Sydney		100.0
582	Deutsche Capital Singapore Limited	Singapore		100.0
583	Deutsche Card Services GmbH	Frankfurt		100.0
584	Deutsche Cayman Ltd.	George Town		100.0
585	Deutsche Climate Change Fixed Income QP Trust	Salem		100.0
586	Deutsche Clubholding GmbH	Frankfurt		95.0
587	Deutsche Colombia S.A.	Bogota		100.0
588	Deutsche Commodities Trading Co., Ltd.	Shanghai		100.0
589	Deutsche Courcelles	Paris		100.0
590	Deutsche Custody Global B.V.	Amsterdam		100.0
591	Deutsche Custody N.V.	Amsterdam		100.0
592	Deutsche Custody Nederland B.V.	Amsterdam		100.0
593	Deutsche Domus New Zealand Limited	Auckland		100.0
594	Deutsche Emerging Markets Investments (Netherlands) B.V.	Amsterdam		99.9
595	Deutsche Equities India Private Limited	Mumbai		100.0
596	Deutsche Equity Funds Holdings Limited	London		100.0
597	Deutsche Family Office GmbH	Frankfurt		100.0
598	Deutsche Far Eastern Asset Management Company Limited	Taipei		60.0
599	Deutsche Fiduciary Services (Suisse) SA	Geneva		100.0
600	Deutsche Finance Co 1 Pty Limited	Sydney		100.0
601	Deutsche Finance Co 2 Pty Limited	Sydney		100.0
602	Deutsche Finance Co 3 Pty Limited	Sydney		100.0
603	Deutsche Finance Co 4 Pty Limited	Sydney		100.0
604	Deutsche Finance No. 1 Limited	London		100.0
605	Deutsche Finance No. 2 (UK) Limited	London		100.0
606	Deutsche Finance No. 2 Limited	George Town		100.0
607	Deutsche Finance No. 3 (UK) Limited	London		100.0
608	Deutsche Finance No. 4 (UK) Limited	London		100.0
609	Deutsche Finance No. 6 (UK) Limited	London		100.0
610	Deutsche Financial Services Puerto Rico Corporation	San Juan		100.0
611	Deutsche Foras New Zealand Limited	Auckland		100.0
612	Deutsche Friedland	Paris		100.0
613	Deutsche Futures Singapore Pte Ltd	Singapore		100.0
614	Deutsche Global Markets Limited	Tel Aviv		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
615	Deutsche Group Holdings (SA) (Proprietary) Limited	Johannesburg		100.0
616	Deutsche Group Services Pty Limited	Sydney		100.0
617	Deutsche Grundbesitz Beteiligungsgesellschaft mbH	Eschborn		100.0
618	Deutsche Grundbesitz-Anlagegesellschaft mbH & Co Löwenstein Palais	Eschborn		100.0
619	Deutsche Grundbesitz-Anlagegesellschaft mit beschränkter Haftung	Eschborn		99.8
620	Deutsche Haussmann, S.à r.l.	Luxembourg		100.0
621	Deutsche Holdings (BTI) Limited	London		100.0
622	Deutsche Holdings (Chile) S.A.	Santiago		100.0
623	Deutsche Holdings (Malta) Ltd.	St. Julians		100.0
624	Deutsche Holdings (SA) (Proprietary) Limited	Johannesburg		100.0
625	Deutsche Holdings Limited	London		100.0
626	Deutsche Holdings No. 2 Limited	London		100.0
627	Deutsche Holdings No. 3 Limited	London		100.0
628	Deutsche Holdings No. 4 Limited	London		100.0
629	Deutsche Hume Investments Pty Limited	Sydney		100.0
630	Deutsche Immobilien Leasing GmbH	Duesseldorf		100.0
631	Deutsche India Holdings Private Limited	Mumbai		100.0
632	Deutsche International Corporate Services (Delaware) LLC	Wilmington		100.0
633	Deutsche International Corporate Services (Ireland) Limited	Dublin		100.0
634	Deutsche International Corporate Services Limited	St. Helier		100.0
635	Deutsche International Custodial Services Limited	St. Helier		100.0
636	Deutsche International Finance (Ireland) Limited	Dublin		100.0
637	Deutsche International Holdings (UK) Limited	London		100.0
638	Deutsche International Trust Company N.V.	Amsterdam		100.0
639	Deutsche International Trust Corporation (Mauritius) Limited	Port Louis		100.0
640	Deutsche Inversiones Dos S.A.	Santiago		100.0
641	Deutsche Inversiones Limitada	Santiago		100.0
642	Deutsche Investment Management Americas Inc.	Wilmington		100.0
643	Deutsche Investments (Holland) B.V.	Amsterdam		100.0
644	Deutsche Investments (Netherlands) N.V.	Amsterdam		100.0
645	Deutsche Investments Australia Limited	Sydney		100.0
646	Deutsche Investments India Private Limited	Mumbai		100.0
647	Deutsche Investor Services Private Limited	Mumbai		100.0
648	Deutsche IT License GmbH	Eschborn		100.0
649	Deutsche Knowledge Services Pte. Ltd.	Singapore		100.0
650	Deutsche Leasing New York Corp.	New York		100.0
651	Deutsche Long Duration Government/Credit QP Trust	Salem		100.0
652	Deutsche Managed Investments Limited	Sydney		100.0
653	Deutsche Master Funding Corporation	Wilmington		100.0
654	Deutsche Morgan Grenfell Group Public Limited Company	London		100.0
655	Deutsche Morgan Grenfell Nominees Pte Ltd	Singapore		100.0
656	Deutsche Mortgage & Asset Receiving Corporation	Wilmington		100.0
657	Deutsche Mortgage Securities, Inc.	Wilmington		100.0
658	Deutsche New Zealand Limited	Auckland		100.0
659	Deutsche Nominees Limited	London		100.0
660	Deutsche Overseas Issuance New Zealand Limited	Auckland		100.0
661	Deutsche PM Nominees Pty Limited	Sydney		100.0
662	Deutsche Postbank AG	Bonn		52.0
663	Deutsche Postbank Finance Center Objekt GmbH	Munsbach		100.0
664	Deutsche Postbank Financial Services GmbH	Frankfurt		100.0
665	Deutsche Postbank Home Finance Limited	New Delhi		100.0
666	Deutsche Postbank International S.A.	Munsbach		100.0
667	Deutsche Postbank Vermögens-Management S.A.	Munsbach		100.0
668	Deutsche Private Asset Management Limited	London		100.0
669	Deutsche Representaciones y Mandatos S.A.	Buenos Aires		100.0
670	Deutsche Securities (India) Private Limited	New Delhi		75.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
671	Deutsche Securities (Perú) S.A.	Lima		100.0
672	Deutsche Securities (Proprietary) Limited	Johannesburg		75.0
673	Deutsche Securities (SA) (Proprietary) Limited	Johannesburg		75.0
674	Deutsche Securities Algeria SPA	Algiers		100.0
675	Deutsche Securities Asia Limited	Hong Kong		100.0
676	Deutsche Securities Australia Limited	Sydney		100.0
677	Deutsche Securities Corredores de Bolsa Ltda.	Santiago		100.0
678	Deutsche Securities Inc.	Tokyo		100.0
679	Deutsche Securities Israel Ltd.	Tel Aviv		100.0
680	Deutsche Securities Korea Co.	Seoul		100.0
681	Deutsche Securities Limited	Hong Kong		100.0
682	Deutsche Securities Mauritius Limited	Port Louis		100.0
683	Deutsche Securities Menkul Degerler A.S.	Istanbul		100.0
684	Deutsche Securities New Zealand Limited	Auckland		100.0
685	Deutsche Securities Nominees Hong Kong Limited	Hong Kong		100.0
686	Deutsche Securities Saudi Arabia LLC	Riyadh		100.0
687	Deutsche Securities Sociedad de Bolsa S.A.	Buenos Aires		100.0
688	Deutsche Securities Venezuela S.A.	Caracas		100.0
689	Deutsche Securities, S.A. de C.V., Casa de Bolsa	Mexico City		100.0
690	Deutsche Securitisation Australia Pty Ltd	Sydney		100.0
691	Deutsche StiftungsTrust GmbH	Frankfurt		100.0
692	Deutsche Transaction France	Paris		100.0
693	Deutsche Transnational Trustee Corporation Inc	Charlottetown		100.0
694	Deutsche Trustee Company Limited	London		100.0
695	Deutsche Trustee Services (India) Private Limited	Mumbai		100.0
696	Deutsche Trustees Malaysia Berhad	Kuala Lumpur		100.0
697	Deutsche Ultra Core Fixed Income QP Trust	Salem		100.0
698	Deutsches Institut für Altersvorsorge GmbH	Frankfurt		78.0
699	DFC Residual Corp.	Reno		100.0
700	DI Deutsche Immobilien Baugesellschaft mbH	Eschborn		100.0
701	DI Deutsche Immobilien Baugesellschaft mbH & Co. Vermietungs KG	Eschborn		100.0
702	DI Deutsche Immobilien Treuhandgesellschaft mbH	Eschborn		100.0
703	DIB-Consult Deutsche Immobilien- und Beteiligungs-Beratungsgesellschaft mbH	Duesseldorf		100.0
704	DIL CONTRACT Projektmanagement GmbH	Duesseldorf		100.0
705	DIL Deutsche Baumanagement GmbH	Duesseldorf		100.0
706	DIL Financial Services GmbH & Co. KG	Duesseldorf		100.0
707	DISCA Beteiligungsgesellschaft mbH	Duesseldorf		100.0
708	DIV Holding GmbH	Frankfurt		100.0
709	DMG Technology Management, L.L.C.	Wilmington		100.0
710	DMJV	New York	5	0.0
711	DNU Nominees Pty Limited	Sydney		100.0
712	DowningX LLC	Wilmington		100.0
713	DPB Financial Consultants Limited	Gurgaon		100.0
714	DPB Regent's Park Estates (GP) Holding Limited	London		100.0
715	DPB Regent's Park Estates (LP) Holding Limited	London		100.0
716	DPBI Immobilien KGaA	Munsbach		100.0
717	Dritte DB Immobilienfonds Beta Dr. Rühl KG	Eschborn		94.2
718	Drolla GmbH	Frankfurt		100.0
719	DRT Limited International SRL	Bucharest		100.0
720	DSL Holding Aktiengesellschaft	Bonn		100.0
721	DSL Portfolio GmbH & Co. KG	Bonn		100.0
722	DSL Portfolio Verwaltungs GmbH	Bonn		100.0
723	DTS Nominees Pty. Limited	Sydney		100.0
724	DVCG Deutsche Venture Capital Gesellschaft mbH & Co. Fonds II KG i.L.	Munich		69.2
725	DWS (Austria) Investmentgesellschaft mbH	Vienna		100.0
726	DWS Finanz-Service GmbH	Frankfurt		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
727	DWS Helios	Luxembourg		99.7
728	DWS Holding & Service GmbH	Frankfurt		100.0
729	DWS Investment GmbH	Frankfurt		100.0
730	DWS Investment S.A.	Luxembourg		100.0
731	DWS Investments (Spain), S.G.I.I.C., S.A.	Madrid		100.0
732	DWS Investments Annuities and Life Services Inc.	Wilmington		100.0
733	DWS Investments Distributors, Inc.	Wilmington		100.0
734	DWS Investments Fund Accounting Corporation	Wilmington		100.0
735	DWS Investments Service Company	Wilmington		100.0
736	DWS Polska TFI S.A.	Warsaw		100.0
737	DWS Schweiz GmbH	Zurich		100.0
738	DWS Società di Intermediazione Mobiliare S.p.A.	Milan		100.0
739	DWS Trust Company	Salem		100.0
740	easyhyp GmbH	Hameln		100.0
741	EC EUROPA IMMOBILIEN FONDS NR. 3 GmbH & CO. KG	Hamburg		65.2
742	ECT Holdings Corp.	Wilmington		100.0
743	EDORA Funding GmbH	Frankfurt		100.0
744	Elba Finance GmbH	Eschborn		100.0
745	ELBI Funding GmbH	Frankfurt		100.0
746	ELDO ACHTE Vermögensverwaltungs GmbH	Eschborn		100.0
747	ELDO ERSTE Vermögensverwaltungs GmbH	Eschborn		100.0
748	Elizabethan Holdings Limited	George Town		100.0
749	Elizabethan Management Limited	George Town		100.0
750	Emerald GmbH	Frankfurt		100.0
751	Enterprise Fleet Management Exchange, Inc.	Wilmington		100.0
752	ERATO Beteiligungs- und Verwaltungs GmbH	Cologne		100.0
753	Erda Funding GmbH	Eschborn		100.0
754	Ero Properties, Inc.	New York		100.0
755	Erste DB Immobilienfonds Beta Dr. Rühl KG	Eschborn		94.2
756	Estate Holdings, Inc.	St. Thomas	5	0.0
757	EUROKNIGHTS IV GmbH & Co. Beteiligungs KG	Munich	1	0.0
758	European Asian Bank (Hong Kong) Nominees Limited	Hong Kong		100.0
759	European Private Equity Portfolio S.A., SICAR	Luxembourg	1	1.1
760	Evergreen International Holdings B.V.	Amsterdam		100.0
761	Evergreen International Investments B.V.	Amsterdam		100.0
762	Evergreen International Leasing B.V.	Amsterdam		100.0
763	Evergreen Overseas Investments B.V.	Amsterdam		100.0
764	Exinor SA	Malmedy		100.0
765	Exporterra GmbH	Frankfurt		100.0
766	EXTOREL Private Equity Advisers GmbH	Munich		100.0
767	FARAMIR Beteiligungs- und Verwaltungs GmbH	Cologne		100.0
768	Farezco I, S. de R.L. de C.V.	Zapopan		100.0
769	Farezco II, S. de R.L. de C.V.	Zapopan		100.0
770	Fenix Administración de Activos S. de R.L. de C.V.	Mexico City		100.0
771	Fiduciaria Sant' Andrea S.r.L.	Milan		100.0
772	Filaine, Inc.	Wilmington	5	0.0
773	Finanza & Futuro Banca SpA	Milan		100.0
774	Firstee Investments LLC	Wilmington		100.0
775	FJC Property Corp.	Wilmington		100.0
776	Fondo de Inversión Privado NPL Fund Two	Santiago	4	70.0
777	FRANKFURT CONSULT GmbH	Frankfurt		100.0
778	Frankfurt Family Office GmbH	Frankfurt		100.0
779	Frankfurt Finanz-Software GmbH	Frankfurt		100.0
780	FRANKFURT-TRUST Invest Luxemburg AG	Luxembourg		100.0
781	FRANKFURT-TRUST Investment-Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
782	Frankfurter Beteiligungs-Treuhand Gesellschaft mit beschränkter Haftung	Frankfurt		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
783	Frankfurter Vermögens-Treuhand Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
784	Franz Urbig- und Oscar Schlitter-Stiftung Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
785	Fundo de Investimento em Direitos Creditórios Nao-Padronizados-Precatório Federal 4870-1	Rio de Janeiro		100.0
786	Fundo de Investimento em Direitos Creditórios Nao-Padronizados-Precatórios Federais DB I	Rio de Janeiro		100.0
787	Fundo de Investimento em Direitos Creditórios Nao-Padronizados-Precatórios Federais DB II	Rio de Janeiro		100.0
788	Fundo de Investimento em Quotas de Fundos de Investimento em Direitos Creditórios Nao-Padronizados Global Markets	Rio de Janeiro		100.0
789	Funds Nominees Limited	London		100.0
790	Fünfte DB Immobilienfonds Beta Dr. Rühl KG	Eschborn		94.2
791	Fünfte SAB Treuhand und Verwaltung GmbH & Co. Suhl >>Rimbachzentrum<< KG	Bad Homburg		74.0
792	G Finance Holding Corp.	Wilmington		100.0
793	GACC Funding Corporation	Wilmington		100.0
794	GAFCo Funding Corp.	Wilmington		100.0
795	GAVDOS GmbH	Wuppertal		100.0
796	GbR Goethestraße	Cologne		94.0
797	Gemini Technology Services Inc.	Wilmington		100.0
798	German American Capital Corporation	Baltimore		100.0
799	German European VCPII GmbH & Co. KG	Munich	1	0.0
800	Glacier Mountain, L.P.	Wilmington		100.0
801	Global Alliance Finance Company, L.L.C.	Wilmington		100.0
802	Global Commercial Real Estate Special Opportunities Limited	St. Helier		100.0
803	Global Markets Centre Private Limited	Mumbai		100.0
804	Global Markets Fundo de Investimento Multimercado	Rio de Janeiro		100.0
805	Global Markets III Fundo de Investimento Multimercado - Crédito Privado e Investimento No Exterior	Rio de Janeiro		100.0
806	GlobalX LLC	Wilmington		100.0
807	Greene Investments Limited	George Town		100.0
808	GreenwichX LLC	Wilmington		100.0
809	Greenwood Properties Corp.	New York	5	0.0
810	Grundstücksgesellschaft Frankfurt Bockenheimer Landstraße GbR	Troisdorf		94.9
811	Grundstücksgesellschaft Köln-Ossendorf VI mbH	Cologne		100.0
812	Grundstücksgesellschaft Wiesbaden Luisenstraße/Kirchgasse GbR	Troisdorf		59.7
813	Gulara Pty Ltd	Sydney		100.0
814	Guo Mao International Hotels BV	Amsterdam		100.0
815	Gut Kaden Golf und Land Club GmbH	Alveslohe		100.0
816	Hac Investments Ltd.	Wilmington		100.0
817	HAC Investments Portugal - Servicos de Consultadoria e Gestao Ltda.	Lisbon		100.0
818	HAH Limited	London		100.0
819	Hakkeijima Godo Kaisha	Tokyo		95.0
820	Herengracht Financial Services B.V.	Amsterdam		100.0
821	Hertz Car Exchange Inc.	Wilmington		100.0
822	Hessische Immobilien-Verwaltungs-Gesellschaft mit beschränkter Haftung	Eschborn		100.0
823	Home Closer LLC	New York		100.0
824	HTB Spezial GmbH & Co. KG	Cologne		100.0
825	Hudson GmbH	Eschborn		100.0
826	HudsonX Inc.	Wilmington		100.0
827	Hypotheken-Verwaltungs-Gesellschaft mbH	Frankfurt		100.0
828	I Synfuels, LLC	Wilmington		100.0
829	IB Associate, LLC	New York		100.0
830	IC Chicago Associates LLC	Wilmington	5	0.0
831	Ifigal Gestion	Paris		100.0
832	IFN Finance B.V.	Rotterdam		100.0
833	IFN Finance N.V.	Antwerp		100.0
834	IKARIA Beteiligungs- und Verwaltungsgesellschaft mbH	Cologne		100.0
835	IMM Associate, LLC	New York		100.0
836	Imobal - Imobiliária e Administradora Ltda.	Sao Paulo		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
837	Imodan Limited	Port Louis		100.0
838	Indigo (Cayman) Holding Limited	George Town		100.0
839	Industrie-Beteiligungs-Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
840	International Operator Limited	London		100.0
841	IOS Finance EFC, S.A.	Barcelona		100.0
842	Iphigenie Verwaltungs GmbH	Bonn		100.0
843	Ironland Limited	London		100.0
844	ISTRON Beteiligungs- und Verwaltungs-GmbH	Cologne		100.0
845	ITAPEVA II Multicarteira FIDC Não-Padronizado	Sao Paulo		100.0
846	IVAF I Manager, S.à r.l.	Luxembourg		100.0
847	IVAF II Manager, S.à r.l.	Luxembourg		100.0
848	Ivy Kroner Unit Trust I	George Town	4	0.0
849	JADE Residential Property AG	Eschborn		100.0
850	JPCB-Bero GmbH	Oberhausen	6	100.0
851	JR Nominees (Proprietary) Limited	Johannesburg		100.0
852	Jyogashima Godo Kaisha	Tokyo		100.0
853	KAPPA IT VENTURES Zweite Beteiligungs GmbH i.L.	Bonn		93.5
854	KAPPA IT VENTURES Zweite Holding GmbH i.L.	Bonn		100.0
855	KARPATHOS Beteiligungs- und Verwaltungsgesellschaft mbH	Cologne		100.0
856	KEBA Gesellschaft für interne Services mbH	Frankfurt		100.0
857	KHP Knüppe, Huntebrinker & Co. GmbH	Osnabrueck		100.0
858	Kidson Pte Ltd	Singapore		100.0
859	Kiewo Ltd.	George Town		100.0
860	Kingfisher Nominees Limited	Auckland		100.0
861	KITHOS Beteiligungs- und Verwaltungsgesellschaft mbH	Cologne		100.0
862	Klöckner Industriebeteiligungsgesellschaft mbH	Frankfurt		100.0
863	Konsul Inkasso GmbH	Essen		100.0
864	KOS Beteiligungs- und Verwaltungsgesellschaft mbH	Cologne		100.0
865	LA Water Holdings Limited	George Town		75.0
866	Lammermuir Leasing Limited	London		100.0
867	Laser Leasing Limited	George Town		100.0
868	Latin America Recovery Fund LLC	Wilmington		100.0
869	LAWL Pte. Ltd.	Singapore		100.0
870	Leasing Verwaltungsgesellschaft Waltersdorf mbH	Schoenefeld		100.0
871	LGB Beteiligungs GmbH	Cologne		100.0
872	Liberty Investments Limited	George Town		100.0
873	Licorne Gestion	Paris		100.0
874	Linder LP	George Town		100.0
875	Lindoro LLC	Wilmington		100.0
876	Lokki Verwaltungsgesellschaft mbH	Frankfurt		100.0
877	London Industrial Leasing Limited	London		100.0
878	Long-Tail Risk Insurers, Ltd.	Hamilton		100.0
879	Luxembourg Family Office S.A.	Luxembourg		100.0
880	LWC Nominees Limited	Auckland		100.0
881	MAC Investments Ltd.	George Town		100.0
882	MacDougal Investments Limited	Wilmington		100.0
883	Makapuu Inc.	Wilmington		100.0
884	Mallard Place, Inc.	Wilmington		100.0
885	Marine Investments YK	Tokyo		100.0
886	Matura Vermögensverwaltung mit beschränkter Haftung	Frankfurt		100.0
887	Maxblue Americas Holdings, S.A.	Madrid		100.0
888	Mayfair Center, Inc.	Wilmington		100.0
889	Media Entertainment Filmmanagement GmbH	Pullach		100.0
890	MEF I Manager, S.à r.l.	Luxembourg		100.0
891	Mercer Investments Limited	Wilmington		100.0
892	Merkur I SICAV-FIS	Luxembourg		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
893	Merkur II SICAV-FIS	Luxembourg		100.0
894	Metis Properties Limited	London		100.0
895	Mezzanine Capital Europe (MC-EU) GmbH & Co. KG	Munich	1	0.1
896	Mezzanine Capital Europe II (MC-EU II) GmbH & Co. KG	Munich	1	0.0
897	Mezzanine Capital USA (MC-US) GmbH & Co. KG	Munich	1	0.1
898	Mezzanine Capital USA II (MC-US II) GmbH & Co. KG	Munich	1	0.1
899	MHL Reinsurance Ltd.	Burlington		100.0
900	Miami MEI, LLC	Dover	5	0.0
901	Mira GmbH & Co. KG	Frankfurt		100.0
902	MIT Holdings, Inc.	Baltimore		100.0
903	MMDB Noonmark L.L.C.	Wilmington		100.0
904	"modernes Frankfurt" private Gesellschaft für Stadtentwicklung mbH	Frankfurt		100.0
905	Morgan Grenfell & Co. Limited	London		100.0
906	Morgan Grenfell (Local Authority Finance) Limited	London		100.0
907	Morgan Grenfell (Local Authority Services) Limited (in member's voluntary liquidation)	London		100.0
908	Morgan Grenfell Capital (G.P.) Limited (in member's voluntary liquidation)	Edinburgh		100.0
909	Morgan Grenfell Development Capital Holdings Limited	London		100.0
910	Morgan Grenfell Development Capital Nominees Limited (in member's voluntary liquidation)	London		100.0
911	Morgan Grenfell Development Capital Syndications Limited (in member's voluntary liquidation)	London		100.0
912	Morgan Grenfell Private Equity Limited	London		100.0
913	Morgan Nominees Limited	London		100.0
914	Mortgage Trading (UK) Limited	London		100.0
915	MortgageIT Securities Corp.	Wilmington		100.0
916	MortgageIT, Inc.	New York		100.0
917	MXB U.S.A., Inc.	Wilmington		100.0
918	Navegator - SGFTC, S.A.	Lisbon		100.0
919	NEPTUNO Verwaltungs- und Treuhand-Gesellschaft mit beschränkter Haftung	Cologne		100.0
920	New Prestitempo S.p.A.	Milan		100.0
921	Newhall LLC	Wilmington		100.0
922	Newport Harbor Corporation, Delaware	Wilmington		100.0
923	NewportX Inc.	Wilmington		100.0
924	NIDDA Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
925	Nordwestdeutscher Wohnungsbauträger Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
926	norisbank GmbH	Berlin		100.0
927	North American Income Fund PLC	Dublin		67.1
928	Novoquote Limited	London		100.0
929	Oakwood Properties Corp.	Wilmington		100.0
930	Office Grundstücksverwaltungsgesellschaft mbH	Frankfurt		100.0
931	OOO "Deutsche Bank"	Moscow		100.0
932	OP Cash Euro Plus	Luxembourg	4	61.7
933	OP-Fonds OPAL	Cologne	4	100.0
934	OP-INVEST CHF Management S.A.	Luxembourg		100.0
935	OPB KRITI GmbH	Koenigstein		100.0
936	OPB Verwaltungs- und Beteiligungs-GmbH	Cologne		100.0
937	OPB Verwaltungs- und Treuhand GmbH	Cologne		100.0
938	OPB-Decima GmbH	Cologne		100.0
939	OPB-Holding GmbH	Cologne		100.0
940	OPB-Mosel GmbH	Cologne		100.0
941	OPB-Nona GmbH	Frankfurt		100.0
942	OPB-Oktava GmbH	Cologne		100.0
943	OPB-Quarta GmbH	Cologne		100.0
944	OPB-Quinta GmbH	Cologne		100.0
945	OPB-Rhein GmbH	Cologne		100.0
946	OPB-Septima GmbH	Cologne		100.0
947	OPB-SIKINOS GmbH i.L.	Cologne		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
948	OPB-Structuring GmbH	Cologne		100.0
949	Open joint-stock company "Deutsche Bank DBU"	Kiev		100.0
950	Oppenheim ACA GmbH	Frankfurt		100.0
951	Oppenheim AM GmbH	Vienna		100.0
952	OPPENHEIM Asia Select GmbH & Co. KG	Cologne		100.0
953	Oppenheim Asset Management Services S.à r.l.	Luxembourg		100.0
954	Oppenheim Beteiligungs-AG	Cologne		100.0
955	OPPENHEIM Beteiligungs-Treuhand GmbH	Cologne		100.0
956	OPPENHEIM Capital Advisory GmbH	Cologne		100.0
957	Oppenheim Capital Management GmbH	Cologne		100.0
958	Oppenheim Eunomia GmbH	Cologne		100.0
959	OPPENHEIM Flottenfonds IV GmbH & Co. KG	Cologne	1	0.0
960	OPPENHEIM Flottenfonds V GmbH & Co. KG	Cologne		83.3
961	Oppenheim Fonds Trust GmbH	Cologne		100.0
962	OPPENHEIM Immobilien Dachfonds III GmbH & Co. KG	Cologne		100.0
963	Oppenheim Immobilienfonds Rüttenscheider Tor GmbH & Co. KG	Cologne	1	5.4
964	Oppenheim International Finance	Dublin		100.0
965	OPPENHEIM Internet Fonds Manager GmbH i.L.	Cologne		100.0
966	Oppenheim Kapitalanlagegesellschaft mbH	Cologne		100.0
967	OPPENHEIM Mezzanine GmbH & Co. KG	Frankfurt	1	2.6
968	OPPENHEIM PRIVATE EQUITY Manager GmbH	Cologne		100.0
969	OPPENHEIM PRIVATE EQUITY Verwaltungsgesellschaft mbH	Cologne		100.0
970	Oppenheim Research GmbH	Cologne		100.0
971	Oppenheim VAM Kapitalanlagegesellschaft mbH	Cologne		100.0
972	Oppenheim Vermögenstreuhand GmbH	Cologne		100.0
973	OPS Nominees Pty. Limited	Sydney		100.0
974	OVT Trust 1 GmbH	Cologne		100.0
975	OVV Beteiligungs GmbH	Cologne		100.0
976	PacificX LLC	Wilmington		100.0
977	PADUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
978	Pan Australian Nominees Pty. Limited	Sydney		100.0
979	Paribus Köln I GmbH	Cologne		100.0
980	PB (USA) Holdings, Inc.	Wilmington		100.0
981	PB (USA) Realty Corporation	New York		94.7
982	PB Capital Corporation	Wilmington		100.0
983	PB EuroTurks Finanzdienstleistungen GmbH i.L.	Bonn		100.0
984	PB Factoring GmbH	Bonn		100.0
985	PB Finance (Delaware) Inc.	Wilmington		100.0
986	PB Firmenkunden AG	Bonn		100.0
987	PB Hollywood I Hollywood Station, LLC	Dover	5	0.0
988	PB Hollywood II Lofts, LLC	Dover	5	0.0
989	PB Sechste Beteiligungen GmbH	Bonn		100.0
990	PB Spezial-Investmentaktiengesellschaft mit Teilgesellschaftsvermögen	Frankfurt		99.6
991	PBC Carnegie, LLC	Wilmington	5	0.0
992	PBC Services GmbH der Deutschen Bank	Frankfurt		100.0
993	PE-US/ASIA Beteiligungsgesellschaft mbH	Munich		100.0
994	PEIF II (Manager) Limited	St. Helier		100.0
995	Pelleport Investors, Inc.	New York		100.0
996	Pembol Nominees Limited	London		100.0
997	Percy Limited	Gibraltar		100.0
998	PHARMA/wHEALTH Management Company S.A.	Luxembourg		99.9
999	Philippine Opportunities for Growth and Income (SPV-AMC), INC.	Manila		95.0
1000	Phoebus Investments LP	Wilmington		100.0
1001	Phoebus Leasing Limited	George Town		100.0
1002	Pilgrim Financial Services LLP	Wilmington		100.0
1003	PLAKIAS Beteiligungs- und Verwaltungs-GmbH	Cologne		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1004	Plantation Bay, Inc.	St. Thomas		100.0
1005	Plinius Verwaltungs AG	Zurich		100.0
1006	PMG Collins, LLC	Tallahassee	5	0.0
1007	Pollus L.P.	St. Helier		100.0
1008	Polydeuce LLC	Wilmington		100.0
1009	POND VENTURES II GmbH & Co. KG	Munich		99.9
1010	POSEIDON Vermögensverwaltungsgesellschaft mbH	Cologne		100.0
1011	Postbank Akademie und Service GmbH	Hameln		100.0
1012	Postbank Beteiligungen GmbH	Bonn		100.0
1013	Postbank Direkt GmbH	Bonn		100.0
1014	Postbank Filial GmbH	Bonn		100.0
1015	Postbank Filialvertrieb AG	Bonn		100.0
1016	Postbank Finanzberatung AG	Hameln		100.0
1017	Postbank Immobilien und Baumanagement GmbH	Bonn		100.0
1018	Postbank Immobilien und Baumanagement GmbH & Co. Objekt Leipzig KG	Bonn		90.0
1019	Postbank Leasing GmbH	Bonn		100.0
1020	Postbank P.O.S. Transact GmbH	Eschborn		100.0
1021	Postbank Support GmbH	Cologne		100.0
1022	Postbank Systems AG	Bonn		100.0
1023	Postbank Versicherungsvermittlung GmbH	Bonn		100.0
1024	Primelux Insurance S.A.	Luxembourg		100.0
1025	Private Equity Asia Select Company III S.à r.l.	Luxembourg		100.0
1026	Private Equity Global Select Company IV S.à r.l.	Luxembourg		100.0
1027	Private Equity Global Select Company V S.à r.l.	Luxembourg		100.0
1028	Private Equity Select Company S.à r.l.	Luxembourg		100.0
1029	Private Financing Initiatives, S.L.	Barcelona		51.0
1030	PS plus Portfolio Software + Consulting GmbH	Roedermark		80.2
1031	PT. Deutsche Securities Indonesia	Jakarta		99.0
1032	Pyramid Acquisitions B.V.	Amsterdam		100.0
1033	Pyramid Investments Limited (in member's voluntary liquidation)	London		100.0
1034	Pyramid Office Properties Limited (in member's voluntary liquidation)	London		100.0
1035	Pyramid Ventures, Inc.	Wilmington		100.0
1036	RALOS Verwaltung GmbH & Co. Vermietungs-KG	Pullach		94.0
1037	RBM Nominees Pty. Limited	Sydney		100.0
1038	Reade, Inc.	Wilmington		100.0
1039	Red Lodge, L.P.	Wilmington		100.0
1040	registrar services GmbH	Eschborn		100.0
1041	Regula Limited	Road Town		100.0
1042	REIB Europe Investments Limited	London		100.0
1043	REIB International Holdings Limited	London		100.0
1044	REO Properties Corporation	Wilmington		100.0
1045	RHODOS Beteiligungs- und Verwaltungsgesellschaft mbH	Cologne		100.0
1046	Rimvalley Limited	Dublin		100.0
1047	Ripple Creek, L.P.	Wilmington		100.0
1048	Riverton Investments LLC	Wilmington		100.0
1049	RMS Investments (Cayman)	George Town		100.0
1050	RoCal, L.L.C.	Wilmington		100.0
1051	RoCalwest, Inc.	Wilmington		100.0
1052	Romeo U.S. Group, Inc.	Wilmington		100.0
1053	RoPro U.S. Holding, Inc.	Wilmington		100.0
1054	RoSmart LLC	Wilmington		100.0
1055	Route 28 Receivables, LLC	Wilmington		100.0
1056	RREEF Agency S.r.l.	Milan		100.0
1057	RREEF America L.L.C.	Wilmington		100.0
1058	RREEF China REIT Management Limited	Hong Kong		100.0
1059	RREEF European Value Added I (G.P.) Limited	London		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1060	RREEF Fondimmobiliari Società di Gestione del Risparmio S.p.A.	Milan		100.0
1061	RREEF India Advisors Private Limited	Mumbai		100.0
1062	RREEF Investment GmbH	Eschborn		99.9
1063	RREEF Management Company	Wilmington		100.0
1064	RREEF Management GmbH	Eschborn		100.0
1065	RREEF Management L.L.C.	Wilmington		100.0
1066	RREEF North American Infrastructure Onshore Fund A, L.P.	Wilmington		99.9
1067	RREEF Opportunities Management S.r.l.	Milan		100.0
1068	RREEF REFlex Fund L.P.	Wilmington		86.7
1069	RREEF REFlex Fund Ltd.	George Town		92.3
1070	RREEF Shanghai Investment Consultancy Company	Shanghai		100.0
1071	RREEF Spezial Invest GmbH	Eschborn		100.0
1072	RREEFSmart, L.L.C.	Wilmington		95.0
1073	RTS Nominees Pty Limited	Sydney		100.0
1074	Rüd Blass Vermögensverwaltung AG	Zurich		100.0
1075	SAB Real Estate Verwaltungs GmbH	Hameln		100.0
1076	Sagamore Limited	London		100.0
1077	SAGITA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1078	Sal. Oppenheim (France)	Paris		100.0
1079	Sal. Oppenheim Alternative Asset Management S.A.	Luxembourg		100.0
1080	Sal. Oppenheim Alternative Investments GmbH	Cologne		100.0
1081	Sal. Oppenheim Asia Alternative Investments GmbH	Cologne		100.0
1082	Sal. Oppenheim Boulevard Konrad Adenauer S.à r.l.	Luxembourg		100.0
1083	Sal. Oppenheim Corporate Finance North America Holding LLC	Wilmington		100.0
1084	Sal. Oppenheim Global Invest GmbH	Cologne		100.0
1085	Sal. Oppenheim Healthcare Beteiligungs GmbH	Cologne		100.0
1086	Sal. Oppenheim Investments GmbH	Cologne		100.0
1087	Sal. Oppenheim jr. & Cie. AG & Co. Kommanditgesellschaft auf Aktien	Cologne		100.0
1088	Sal. Oppenheim jr. & Cie. Beteiligungen S.A. (Luxembourg)	Luxembourg		100.0
1089	Sal. Oppenheim jr. & Cie. Beteiligungs GmbH	Cologne		100.0
1090	Sal. Oppenheim jr. & Cie. Corporate Finance (Schweiz) AG	Zurich		100.0
1091	Sal. Oppenheim jr. & Cie. Komplementär AG	Cologne		100.0
1092	Sal. Oppenheim jr. & Cie. Komplementär S.A.	Luxembourg		100.0
1093	Sal. Oppenheim jr. & Cie. S.C.A.	Luxembourg		100.0
1094	Sal. Oppenheim jr. & Cie. Securities Inc.	Wilmington		100.0
1095	Sal. Oppenheim PEP International S.à r.l.	Luxembourg		100.0
1096	Sal. Oppenheim PEP Treuhand GmbH	Munich		100.0
1097	Sal. Oppenheim Private Equity Partners S.A.	Luxembourg		100.0
1098	Sal. Oppenheim Private Equity Partners US L.P.	Wilmington		100.0
1099	Sal. Oppenheim Private Equity Partners US LLC	Wilmington		100.0
1100	SALOMON OPPENHEIM GmbH i.L.	Cologne		100.0
1101	SAMOS Vermögensverwaltungs GmbH	Cologne		100.0
1102	SAPIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1103	Sapphire Aircraft Leasing and Trading Limited (in member's voluntary liquidation)	London		100.0
1104	Schiffsbetriebsgesellschaft Brunswik mit beschränkter Haftung	Hamburg		100.0
1105	Sechste DB Immobilienfonds Beta Dr. Rühl KG	Eschborn		100.0
1106	SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Fehrenbach KG	Duesseldorf		94.7
1107	SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Halle II KG	Duesseldorf		100.0
1108	Seneca Delaware, Inc.	Wilmington		100.0
1109	Seneca Leasing Partners, L.P.	Wilmington		99.0
1110	Service Company Two Limited	Hong Kong		100.0
1111	Serviced Office Investments Limited	St. Helier		100.0
1112	Servicegesellschaft der Deutschen Bank Privat- und Geschäftskunden mbH	Frankfurt		100.0
1113	Sharps SP I LLC	Wilmington		100.0
1114	Sherwood Properties Corp.	Wilmington		100.0
1115	Shopready Limited	London		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1116	Silver Leaf 1 LLC	Wilmington		100.0
1117	SIMA Private Equity 1 Beteiligungs GmbH	Cologne		100.0
1118	SIMA Private Equity 1 GmbH & Co. KG	Hamburg	1	0.0
1119	SOAR European Equity Fund Public Limited Company	Dublin		100.0
1120	SolRenovable Fotov., S.L.	Palma de Mallorca		67.7
1121	SOPEP Global Infrastructure Fund, SICAV-FIS	Luxembourg		100.0
1122	Spring Leasing Limited (in member's voluntary liquidation)	London		100.0
1123	SSG Middle Market CLO LLC	Wilmington		100.0
1124	Stoneridge Apartments, Inc.	Wilmington	5	0.0
1125	Stores International Limited	George Town		100.0
1126	Story L.P.	George Town		100.0
1127	Structured Finance Americas, LLC	Wilmington		100.0
1128	Sunbelt Rentals Exchange Inc.	Wilmington		100.0
1129	Süddeutsche Vermögensverwaltung Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
1130	Tapeorder Limited	London		100.0
1131	Taunus Corporation	Wilmington		100.0
1132	Technology Ventures Five GmbH i.L.	Bonn		100.0
1133	Technology Ventures Six GmbH i.L.	Bonn		100.0
1134	Telefon-Servicegesellschaft der Deutschen Bank mbH	Frankfurt		100.0
1135	TELO Beteiligungsgesellschaft mbH	Schoenefeld		100.0
1136	Tempurrite Leasing Limited	London		100.0
1137	Tenedora de Valores S.A.	Santiago		100.0
1138	TeraGate Beteiligungs-GmbH	Frankfurt		100.0
1139	Tertia Büromaschinen Vermiet- und Leasing-Verwaltungsgesellschaft mbH	Duesseldorf		100.0
1140	TESATUR Beteiligungsgesellschaft mbH & Co. Objekt Halle I KG	Duesseldorf		100.0
1141	TESATUR Beteiligungsgesellschaft mbH & Co. Objekt Nordhausen I KG	Duesseldorf		100.0
1142	Thai Asset Enforcement and Recovery Asset Management Company Limited	Bangkok		100.0
1143	The World Markets Company GmbH i.L.	Frankfurt		74.8
1144	THEMIS Beteiligungs- und Verwaltungs GmbH	Cologne		100.0
1145	Tilney (Ireland) Limited	Dublin		100.0
1146	Tilney Acquisitions Limited	Liverpool		100.0
1147	Tilney Asset Management International Limited	St. Peter Port		100.0
1148	Tilney Funding Limited	Liverpool		100.0
1149	Tilney Group Limited	Liverpool		100.0
1150	Tilney Holdings Limited	Liverpool		100.0
1151	Tilney International Limited	Hamilton		100.0
1152	Tilney Investment Management	Liverpool		100.0
1153	Tilney Management Limited	Liverpool		100.0
1154	TILOS Vermögensverwaltungs GmbH	Cologne		100.0
1155	TIM (London) Limited	Liverpool		100.0
1156	TOKOS GmbH	Soessen-Gostau		100.0
1157	TQI Exchange, LLC	Wilmington		100.0
1158	Treuinvest Service GmbH	Frankfurt		100.0
1159	Trevona Limited	Road Town		100.0
1160	Triplereason Limited	London		100.0
1161	TTM Investor GmbH	Frankfurt		100.0
1162	U.F.G.I.S. Holdings (Cyprus) Limited	Larnaca		100.0
1163	Unter Sachsenhausen Beteiligungs GmbH i.L.	Cologne		100.0
1164	Urbistar Settlement Services, LLC	Wilmington		100.0
1165	US Real Estate Beteiligungs GmbH	Frankfurt		100.0
1166	Varick Investments Limited	Wilmington		100.0
1167	VB Glas-Großhandelsgesellschaft mit beschränkter Haftung	Cologne		100.0
1168	VCG Venture Capital Fonds III Verwaltungs GmbH	Munich		100.0
1169	VCG Venture Capital Gesellschaft mbH	Munich		100.0
1170	VCM Capital Management GmbH	Munich		100.0
1171	VCM Golding Mezzanine GmbH & Co. KG	Munich	1	0.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1172	VCM III Institutional Beteiligungsgesellschaft mbH	Munich		100.0
1173	VCM III Institutional Equity Partners GmbH & Co. KG	Munich	1	0.1
1174	VCM MIP 2001 GmbH & Co. KG	Munich	1	0.0
1175	VCM MIP 2002 GmbH & Co. KG	Munich	1	0.0
1176	VCM MIP II GmbH & Co. KG	Munich	1	0.0
1177	VCM MIP III GmbH & Co. KG	Munich	1	8.0
1178	VCM MIP IV GmbH & Co. KG	Munich	1	0.0
1179	VCM PEP I Beteiligungsgesellschaft mbH	Munich		100.0
1180	VCM PEP II Beteiligungsverwaltung GmbH	Munich		100.0
1181	VCM Private Equity Portfolio GmbH & Co. Beteiligungs KG II	Munich	1	4.8
1182	VCM Private Equity Portfolio GmbH & Co. KG	Munich	1	0.0
1183	VCM Private Equity Portfolio GmbH & Co. KG IV	Munich	1	2.1
1184	VCM REE Beteiligungstreuhand GmbH	Munich		100.0
1185	VCM Treuhand Beteiligungsverwaltung GmbH	Munich		100.0
1186	VCM VI Institutional Private Equity (B) GmbH & Co. KG	Munich	1	0.0
1187	VCP Treuhand Beteiligungsgesellschaft mbH	Munich		100.0
1188	VCP Verwaltungsgesellschaft mbH	Munich		100.0
1189	VCPII Beteiligungsverwaltungsgesellschaft mbH	Tutzing		100.0
1190	Vertriebsgesellschaft mbH der Deutschen Bank Privat- und Geschäftskunden	Berlin		100.0
1191	VEXCO, LLC	Wilmington		100.0
1192	VI Resort Holdings, Inc.	New York	5	0.0
1193	Vierte DB Immobilienfonds Beta Dr. Rühl KG	Eschborn		94.2
1194	VÖB-ZVD Bank für Zahlungsverkehrsdienstleistungen GmbH	Bonn		75.0
1195	Wealthspur Investment Company Limited	Labuan		100.0
1196	WEBA Beteiligungsgesellschaft mbH	Frankfurt		100.0
1197	Welsh, Carson, Anderson & Stowe IX GmbH & Co. KG	Munich	1	0.0
1198	WEPLA Beteiligungsgesellschaft mbH	Frankfurt		100.0
1199	WERDA Beteiligungsgesellschaft mbH	Frankfurt		100.0
1200	WestX Inc.	Wilmington		100.0
1201	Whale Holdings S.à r.l.	Luxembourg		100.0
1202	Whispering Woods LLC	Wilmington		100.0
1203	Whistling Pines LLC	Wilmington		100.0
1204	Wilhelm von Finck AG	Grasbrunn		100.0
1205	Wilmington Trust B6	Wilmington		100.0
1206	Wintercrest Inc.	Wilmington		100.0
1207	WMH (No. 1) Limited (in member's voluntary liquidation)	London		100.0
1208	WMH (No. 10) Limited (in member's voluntary liquidation)	London		100.0
1209	WMH (No. 15) Limited	London		100.0
1210	WMH (No. 16) Limited	London		100.0
1211	WMH (No. 17) Limited (in member's voluntary liquidation)	London		100.0
1212	WMH (No. 4) Limited (in member's voluntary liquidation)	London		100.0
1213	WMH (No. 5) Limited (in member's voluntary liquidation)	London		100.0
1214	WMH (No. 7) Limited (in member's voluntary liquidation)	London		100.0
1215	Woodwardia LLC	Wilmington		100.0
1216	World Trading (Delaware) Inc.	Wilmington		100.0
1217	5000 Yonge Street Toronto Inc.	Toronto		100.0
1218	ZAO "Deutsche Securities"	Moscow		100.0
1219	ZELLU Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		100.0
1220	Zweite DB Immobilienfonds Beta Dr. Rühl KG	Eschborn		94.2
1221	Zweite Industrie-Beteiligungs-Gesellschaft mbH	Frankfurt		100.0
1222	Zürich - Swiss Value AG	Zurich		50.1
1223	Zürich - Swiss Value Invest AG	Steinhausen		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1224	ABATE Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1225	ABATIS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1226	ABRI Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1227	ACHAP Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1228	ACHTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1229	ACHTUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1230	ACHTZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1231	ACIS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1232	ACTIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1233	ACTIUM Leasobjekt GmbH & Co. Objekt Bietigheim OHG	Duesseldorf		
1234	ADEO Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1235	ADLAT Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1236	ADMANU Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1237	AETAS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1238	Affiliated Loan Program for Students Funding Trust 2009-1	Wilmington		
1239	AGLOM Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1240	AGUM Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1241	AKRUN Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1242	ALANUM Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1243	ALMO Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1244	Almutkirk Limited	Dublin		
1245	ALTA Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1246	Alternative LN TR 2007-HY9	New York		
1247	Ameriquest NIM 05-RN111	New York		
1248	ANDOT Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1249	Andramad Limited	Dublin		
1250	Annapolis Funding Trust	Toronto		
1251	Apexel LLC	Wilmington		100.0
1252	APUR Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1253	AQ FIN NIM Trust 2001-2	New York		
1254	AQNIM 2001-2	New York		
1255	Asian Hybrid Investments LLP	Singapore		0.0
1256	Aspen Funding Corp.	Charlotte		
1257	Asset Repackaging Trust B.V.	Amsterdam	7	
1258	Asset Repackaging Trust Five B.V.	Amsterdam	7	
1259	ATAUT Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1260	Atlas Investment Company 1 S.à r.l.	Luxembourg		
1261	Atlas Investment Company 2 S.à r.l.	Luxembourg		
1262	Atlas Investment Company 3 S.à r.l.	Luxembourg		
1263	Atlas Investment Company 4 S.à r.l.	Luxembourg		
1264	Atlas Portfolio Select SPC	George Town		0.0
1265	Atlas SICAV - FIS	Luxembourg	7	
1266	Avizandum Limited	Dublin		
1267	AVOC Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1268	Avon Investments S.à r.l.	Luxembourg		100.0
1269	BAKTU Beteiligungsgesellschaft mbH	Schoenefeld		50.0
1270	BALIT Beteiligungsgesellschaft mbH	Schoenefeld		50.0
1271	BAMAR Beteiligungsgesellschaft mbH	Schoenefeld		50.0
1272	BARDA Beteiligungsgesellschaft mbH	Schoenefeld		50.0
1273	BIMES Beteiligungsgesellschaft mbH	Schoenefeld		50.0
1274	BLI Beteiligungsgesellschaft für Leasinginvestitionen mbH	Duesseldorf		33.2
1275	Blue Ridge CLO 2009-1	Wilmington		
1276	BNP Paribas Flexi III - Fortis Bond Taiwan	Luxembourg		
1277	BNP Paribas Flexi III - RMB Corporate Bonds	Luxembourg		100.0
1278	Bolsena Holding GmbH & Co. KG	Frankfurt		100.0
1279	Bozarche Limited	George Town		

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1280	Bridge No.1 Pty Limited	Sydney		
1281	BS 2 Y.K.	Tokyo		100.0
1282	Business Support One Y.K.	Tokyo		100.0
1283	Canadian Asset Acquisition Trust 2	Toronto	7	
1284	Canal New Orleans Holdings LLC	Dover		
1285	Canal New Orleans Hotel LLC	Wilmington		
1286	Canal New Orleans Mezz LLC	Dover		
1287	Cathay Capital (Labuan) Company Limited	Labuan		
1288	Cathay Capital Company Limited	Port Louis		9.5
1289	Cathay Strategic Investment Company Limited	Hong Kong		
1290	Cathay Strategic Investment Company No. 2 Limited	George Town		
1291	Cepangie Limited	Dublin		
1292	Charitable Luxembourg Four S.à r.l.	Luxembourg		
1293	Charitable Luxembourg Three S.à r.l.	Luxembourg		
1294	Charitable Luxembourg Two S.à r.l.	Luxembourg		
1295	CIBI Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1296	CIG (Jersey) Limited	St. Helier		
1297	CLASS Limited	St. Helier	7	
1298	Compartment AXA PLAN 2005 Global of the FCPE Shareplan AXA Direct Global	Paris		90.0
1299	Comprehensive Trust - IBP	Osaka		
1300	Comprehensive Trust - Sumitomo Chemical Co., Ltd.	Tokyo		
1301	Comprehensive Trust - Wakachiku Construction Co., Ltd.	Kita-Kyushu		
1302	Concept Fund Solutions PLC	Dublin	7	19.6
1303	Coriolanus Limited	Dublin	7	
1304	COUNTS Trust Series 2007 - 3	Newark	7	
1305	Cranfield Aircraft Leasing Limited	George Town		
1306	Crystal CLO, Ltd.	George Town		
1307	D & S Capital Y.K.	Tokyo		100.0
1308	DAGOBA Beteiligungsgesellschaft mbH	Duesseldorf		
1309	DAINA Beteiligungsgesellschaft mbH	Duesseldorf		
1310	Dariconic Limited	Dublin		
1311	DARKU Beteiligungsgesellschaft mbH	Duesseldorf		
1312	DARUS Beteiligungsgesellschaft mbH	Duesseldorf		
1313	Dawn-BV LLC	Wilmington		100.0
1314	Dawn-BV-Helios LLC	Wilmington		100.0
1315	Dawn-G LLC	Wilmington		100.0
1316	Dawn-G-Helios LLC	Wilmington		100.0
1317	DB Aircraft Leasing Master Trust	Wilmington		0.0
1318	DB Aircraft Leasing Master Trust II	Wilmington		0.0
1319	DB Akela, S.à r.l.	Luxembourg		100.0
1320	DB Alternative Strategies Limited	George Town		100.0
1321	DB Artemis Investments GP	Wilmington		68.1
1322	DB Asia Pacific Holdings Limited	George Town		100.0
1323	DB Bagheera, S.à r.l.	Luxembourg		100.0
1324	DB CRE Empire Hawkeye HoldCo LLC	Wilmington		100.0
1325	DB Cross Limited	St. Helier		100.0
1326	DB Dawn, Inc.	Wilmington		100.0
1327	db ETC Index plc	St. Helier	7	
1328	db ETC plc	St. Helier	7	
1329	DB Global Masters Multi-Strategy Trust	George Town		100.0
1330	DB Immobilienfonds 1 Wieland KG	Eschborn		
1331	DB Immobilienfonds 4 GmbH & Co. KG	Frankfurt		0.2
1332	DB Immobilienfonds 5 Wieland KG	Frankfurt		
1333	db Investor Solutions	Dublin	7	
1334	DB Jasmine Holdings Limited	London		100.0
1335	DB Platinum	Luxembourg	7	4.7

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1336	DB Platinum II	Luxembourg	7	1.1
1337	DB Platinum III	Luxembourg	7	1.9
1338	DB Platinum IV	Luxembourg	7	4.5
1339	DB Platinum V	Luxembourg	7	100.0
1340	DB Safe Harbour Investment Projects Limited	London		100.0
1341	DB Silver Finance (Luxembourg) S.à r.l.	Luxembourg		100.0
1342	DB Sylvester Funding Limited	George Town		100.0
1343	DB Venture Partners (Europe) 2000 LP	St. Helier		20.0
1344	db x-trackers	Luxembourg	7	2.5
1345	db x-trackers (Proprietary) Limited	Johannesburg		100.0
1346	db x-trackers Holdings (Proprietary) Limited	Johannesburg		100.0
1347	db x-trackers II	Luxembourg	7	9.4
1348	DB Xylophone Holdings Limited	George Town		100.0
1349	DB-New York Nuclear Uranium Fund	Wilmington		100.0
1350	DBARN Series 2007-AR3N1 Trust	George Town		
1351	DBARN Series 2007-OA3N Trust	George Town		
1352	DBARN Series 2007-OA4N Trust	George Town		
1353	DBARN Series 2007-OA5N Trust	George Town		
1354	DBVP Europe GP (Jersey) Limited	St. Helier		20.0
1355	De Heng Asset Management Company Limited	Beijing		
1356	Deco 17 - Pan Europe 7 Limited	Dublin		
1357	Decofinance S.A.	Luxembourg		66.2
1358	Defeased Loan Trust 2010-2	Wilmington		
1359	Deutsche Alt-A Series 2007-2	Wilmington		
1360	Deutsche Alt-A Series 2007-3	Wilmington		
1361	Deutsche Alt-A Series 2007-OA5	Wilmington		
1362	Deutsche Alt-A Series 2007-RS1	New York		
1363	Deutsche Bank Capital Finance LLC I	Wilmington		100.0
1364	Deutsche Bank Capital Finance Trust I	Wilmington		0.0
1365	Deutsche Bank Capital Funding LLC I	Wilmington		100.0
1366	Deutsche Bank Capital Funding LLC IV	Wilmington		100.0
1367	Deutsche Bank Capital Funding LLC IX	Wilmington		100.0
1368	Deutsche Bank Capital Funding LLC V	Wilmington		100.0
1369	Deutsche Bank Capital Funding LLC VI	Wilmington		100.0
1370	Deutsche Bank Capital Funding LLC VII	Wilmington		100.0
1371	Deutsche Bank Capital Funding LLC VIII	Wilmington		100.0
1372	Deutsche Bank Capital Funding LLC X	Wilmington		100.0
1373	Deutsche Bank Capital Funding LLC XI	Wilmington		100.0
1374	Deutsche Bank Capital Funding LLC XII	Wilmington		100.0
1375	Deutsche Bank Capital Funding LLC XIII	Wilmington		100.0
1376	Deutsche Bank Capital Funding LLC XIV	Wilmington		100.0
1377	Deutsche Bank Capital Funding LLC XV	Wilmington		100.0
1378	Deutsche Bank Capital Funding LLC XVI	Wilmington		100.0
1379	Deutsche Bank Capital Funding Trust I	Newark		0.0
1380	Deutsche Bank Capital Funding Trust IV	Wilmington		0.0
1381	Deutsche Bank Capital Funding Trust IX	Wilmington		0.0
1382	Deutsche Bank Capital Funding Trust V	Wilmington		0.0
1383	Deutsche Bank Capital Funding Trust VI	Wilmington		0.0
1384	Deutsche Bank Capital Funding Trust VII	Wilmington		0.0
1385	Deutsche Bank Capital Funding Trust VIII	Wilmington		0.0
1386	Deutsche Bank Capital Funding Trust X	Wilmington		0.0
1387	Deutsche Bank Capital Funding Trust XI	Wilmington		0.0
1388	Deutsche Bank Capital Funding Trust XII	Wilmington		100.0
1389	Deutsche Bank Capital Funding Trust XIII	Wilmington		100.0
1390	Deutsche Bank Capital Funding Trust XIV	Wilmington		100.0
1391	Deutsche Bank Capital Funding Trust XV	Wilmington		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1392	Deutsche Bank Capital Funding Trust XVI	Wilmington		100.0
1393	Deutsche Bank Capital LLC I	Wilmington		100.0
1394	Deutsche Bank Capital LLC II	Wilmington		100.0
1395	Deutsche Bank Capital LLC III	Wilmington		100.0
1396	Deutsche Bank Capital LLC IV	Wilmington		100.0
1397	Deutsche Bank Capital LLC V	Wilmington		100.0
1398	Deutsche Bank Capital Trust I	Newark		0.0
1399	Deutsche Bank Capital Trust II	Newark		0.0
1400	Deutsche Bank Capital Trust III	Newark		0.0
1401	Deutsche Bank Capital Trust IV	Newark		0.0
1402	Deutsche Bank Capital Trust V	Newark		0.0
1403	Deutsche Bank Contingent Capital LLC I	Wilmington		100.0
1404	Deutsche Bank Contingent Capital LLC II	Wilmington		100.0
1405	Deutsche Bank Contingent Capital LLC III	Wilmington		100.0
1406	Deutsche Bank Contingent Capital LLC IV	Wilmington		100.0
1407	Deutsche Bank Contingent Capital LLC V	Wilmington		100.0
1408	Deutsche Bank Contingent Capital Trust I	Wilmington		0.0
1409	Deutsche Bank Contingent Capital Trust II	Wilmington		0.0
1410	Deutsche Bank Contingent Capital Trust III	Wilmington		0.0
1411	Deutsche Bank Contingent Capital Trust IV	Wilmington		0.0
1412	Deutsche Bank Contingent Capital Trust V	Wilmington		0.0
1413	Deutsche Bank SPEARs/LIFERs Trusts (DB Series)	New York	8	
1414	Deutsche Beta Finance GmbH	Frankfurt		100.0
1415	Deutsche Gesellschaft für Immobilien-Leasing mit beschränkter Haftung	Duesseldorf		100.0
1416	Deutsche GUO Mao Investments (Netherlands) B.V.	Amsterdam		100.0
1417	Deutsche Mortgage Securities, Inc. Series 2007-RS1	New York		
1418	Deutsche Mortgage Securities, Inc. Series 2007-RS3	New York		
1419	Deutsche Mortgage Securities, Inc. Series 2007-RS4	New York		
1420	Deutsche Mortgage Securities, Inc. Series 2007-RS5	New York		
1421	Deutsche Mortgage Securities, Inc. Series 2007-RS6	New York		
1422	Deutsche Mortgage Securities, Inc. Series 2007-RS7	New York		
1423	Deutsche Mortgage Securities, Inc. Series 2007-RS8	New York		
1424	Deutsche Mortgage Securities, Inc. Series 2008-RS1	New York		
1425	Deutsche Mortgage Securities, Inc. Series 2009-RS4	Santa Ana		
1426	Deutsche OBU Pty Limited	Sydney		100.0
1427	Deutsche Postbank Funding LLC I	Wilmington		100.0
1428	Deutsche Postbank Funding LLC II	Wilmington		100.0
1429	Deutsche Postbank Funding LLC III	Wilmington		100.0
1430	Deutsche Postbank Funding LLC IV	Wilmington		100.0
1431	Deutsche Postbank Funding Trust I	Wilmington		100.0
1432	Deutsche Postbank Funding Trust II	Wilmington		100.0
1433	Deutsche Postbank Funding Trust III	Wilmington		100.0
1434	Deutsche Postbank Funding Trust IV	Wilmington		100.0
1435	DI 2 Y.K.	Tokyo		100.0
1436	DI Investments Corporation Y.K.	Tokyo		100.0
1437	DIL Beteiligungs-Stiftung	Duesseldorf		
1438	DIL Europa-Beteiligungsgesellschaft mbH i.L.	Duesseldorf		100.0
1439	DIL Fonds-Beteiligungsgesellschaft mbH	Duesseldorf		100.0
1440	DONARUM Holding GmbH	Duesseldorf		50.0
1441	DREIUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1442	DREIZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1443	DRITTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1444	DRITTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1445	Dusk LLC	Wilmington		100.0
1446	DWS Bond Flexible	Luxembourg		100.0
1447	DWS Institutional Money plus	Luxembourg		

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1448	DWS Institutional USD Money plus	Luxembourg		
1449	Dyna Holding GmbH	Eschborn		100.0
1450	Earls Eight Limited	George Town	7	
1451	EARLS Trading Limited	George Town		
1452	Earls Twelve Limited	George Town	7	
1453	1221 East Denny Owner, LLC	Wilmington		
1454	EBEMUS Beteiligungsgesellschaft mbH	Schoenefeld		
1455	EGOM Beteiligungsgesellschaft mbH	Schoenefeld		
1456	EINATUS Beteiligungsgesellschaft mbH	Schoenefeld		10.0
1457	EINUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1458	Eirles Four Limited	Dublin	7	
1459	Eirles Three Limited	Dublin	7	
1460	Eirles Two Limited	Dublin	7	
1461	ELC Logistik-Centrum Verwaltungs-GmbH	Erfurt		50.0
1462	ELFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1463	Elmo Funding GmbH	Eschborn		100.0
1464	Elmo Leasing Achte GmbH	Eschborn		100.0
1465	Elmo Leasing Dreiundzwanzigste GmbH	Eschborn		100.0
1466	Elmo Leasing Dreizehnte GmbH	Eschborn		100.0
1467	Elmo Leasing Dritte GmbH	Eschborn		100.0
1468	Elmo Leasing Elfte GmbH	Eschborn		100.0
1469	Elmo Leasing Neunte GmbH	Eschborn		100.0
1470	Elmo Leasing Sechste GmbH	Eschborn		100.0
1471	Elmo Leasing Siebte GmbH	Eschborn		100.0
1472	Elmo Leasing Vierzehnte GmbH	Eschborn		100.0
1473	Elmo Leasing Zwölfte GmbH	Eschborn		100.0
1474	Emerging Markets Capital Protected Investments Ltd	George Town	7	
1475	EOP Manager, LLC	Wilmington		100.0
1476	EOP Pool 1 Manager, LLC	Wilmington		100.0
1477	Equinox Credit Funding Public Limited Company	Dublin	7	
1478	Equipment Management Services LLC	Wilmington		100.0
1479	Erste Frankfurter Hoist GmbH	Frankfurt		100.0
1480	Escoyla Limited	Dublin		
1481	Eurohome (Italy) Mortgages S.r.l.	Conegliano		
1482	Fandaro Limited	Dublin		
1483	Farsala Investment SRL	Bucharest		
1484	Film Asset Securitization Trust 2009-1	New York		
1485	Fortis Flexi IV - Bond Medium Term RMB	Luxembourg		100.0
1486	FÜNFTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1487	FÜNFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1488	FÜNFUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1489	FÜNFZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1490	G.O. III Luxembourg Oxford S.à r.l.	Luxembourg		
1491	GC Re	Hamilton	7	
1492	GEM ERI Limited	George Town		
1493	Gemini Securitization Corp., LLC	Boston		
1494	Gestione Partecipazioni S.p.A.	Milan		100.0
1495	GEWE-Falkenberg Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1496	Global Diversified Investment Grade Private Trust	Toronto		100.0
1497	Global Kamala, S.L.	Madrid		100.0
1498	Global Opportunities Co-Investment Feeder, LLC	Wilmington		
1499	Global Opportunities Co-Investment, LLC	Wilmington		
1500	GMS Global Investment Strategy Fund	Frankfurt		100.0
1501	Godo Kaisha Jupiter Two	Tokyo		
1502	Godo Kaisha Mars Capital	Tokyo		50.0
1503	GOPLA Beteiligungsgesellschaft mbH	Hanover		38.6

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1504	Gottex ABI II Fund Limited	George Town		
1505	HABILIS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Solingen KG	Duesseldorf		
1506	Hamildak Limited	Dublin		
1507	Harbour Finance Limited	Dublin		
1508	Hatsushima Godo Kaisha	Tokyo		50.0
1509	HAWSER Trust Series 2007-1	Santa Ana	7	
1510	Herodotus Limited	George Town	5	0.0
1511	HESTA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Frankfurt KG	Duesseldorf		
1512	Hotel Majestic LLC	Wilmington		100.0
1513	HSBC Funding (Deutschland) GmbH	Bad Soden am Taunus		14.4
1514	Huron Leasing, LLC	Wilmington		98.5
1515	IKB Leasing Limited Partnership	London		100.0
1516	ILV Anlagen Vermietungsgesellschaft mbH	Duesseldorf		
1517	Immobilien-Vermietungsgesellschaft von Quistorp GmbH & Co. Objekt Altlandsberg KG	Duesseldorf		
1518	Infigate GmbH i.K.	Essen		48.0
1519	Infrastructure Holdings (Cayman) SPC	George Town		
1520	IQ-Markets SA	Luxembourg		
1521	IRADO Funding, S.à r.l	Luxembourg		100.0
1522	IRADO Holding Limited	George Town		100.0
1523	Ital Gas Storage S.r.l.	Rome		60.0
1524	IVAF (Jersey) Limited	St. Helier		
1525	Ixion Public Limited Company	Dublin	7	
1526	Izumo Capital YK	Tokyo		100.0
1527	Japan Asset Eleven Holding Tokutei Mokuteki Kaisha	Tokyo		
1528	Kelsey Street LLC	Wilmington		100.0
1529	Kelvivo Limited	Dublin		
1530	Kingfisher (Ontario) LP	Toronto		100.0
1531	Kingfisher Canada Holdings LLC	Wilmington		100.0
1532	Kingfisher Holdings I (Nova Scotia) ULC	Halifax		100.0
1533	Kingfisher Holdings II (Nova Scotia) ULC	Halifax		100.0
1534	Kingfisher Holdings LLC	Wilmington		100.0
1535	KOMPASS 3 Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1536	KOMPASS 3 Erste Beteiligungsgesellschaft mbH & Co. Euro KG	Duesseldorf		
1537	KOMPASS 3 Zweite Beteiligungsgesellschaft mbH & Co. USD KG	Duesseldorf		
1538	Kradavimd UK Lease Holdings Limited	London		100.0
1539	La Fayette Dedicated Basket Ltd.	Road Town		
1540	Labuan (Cranfield) Aircraft Leasing Limited	Labuan		
1541	Lambourn Spólka z ograniczona odpowiedzialnoscia	Warsaw		100.0
1542	LARS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Hagen KG	Duesseldorf		
1543	Lebus L.P.	George Town		100.0
1544	LECTIO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Weimar KG	Duesseldorf		
1545	Legacy BCC Receivables, LLC	Wilmington		100.0
1546	Leo Consumo 1 S.r.l.	Conegliano		
1547	Leo Consumo 2 S.r.l.	Conegliano		
1548	Leonardo Charitable 1 LLC	Wilmington		9.9
1549	Linker Finance plc	Dublin	7	
1550	Luscina Limited	Dublin		
1551	Maestrale Projects (Holding) S.A.	Luxembourg		49.7
1552	Maher 1210 Corbin LLC	Wilmington		100.0
1553	Maher Chassis Management LLC	Wilmington		100.0
1554	Maher Terminals Holding Corp.	Toronto		100.0
1555	Maher Terminals LLC	Wilmington		100.0
1556	Maher Terminals Logistics Systems LLC	Wilmington		100.0
1557	Maher Terminals USA, LLC	Wilmington		100.0
1558	MAN Investments SAC Limited	Hamilton		
1559	Maritime Indemnity Insurance Co	Hamilton		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1560	Mars Investment Trust II	New York		100.0
1561	Mars Investment Trust III	New York		100.0
1562	Master Aggregation Trust	Wilmington		
1563	Maxima Alpha Bomaral Limited	St. Helier		
1564	Mazuma Capital Funds Limited	Hamilton	7	
1565	MEFIS Beteiligungsgesellschaft mbH	Frankfurt		43.0
1566	Merlin I	George Town		
1567	Merlin II	George Town		
1568	Merlin XI	George Town		
1569	Micro-E Finance S.r.l.	Rome		
1570	Mikrofinanz Beteiligungsgesellschaft ZWEI GmbH i.L.	Duesseldorf		50.0
1571	MIRABILIS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Berching KG	Duesseldorf	7	
1572	Montage Funding LLC	Dover		
1573	Monterey Funding LLC	Wilmington		
1574	Moon Leasing Limited	London		100.0
1575	MortgageIT Capital Trust I	Newark		3.0
1576	MortgageIT Capital Trust III	Wilmington		3.0
1577	MortgageIT Trust 2004-1	New York		
1578	MortgageIT Trust 2005-1	New York		
1579	MortgageIT Trust 2005-2	New York		
1580	Motion Picture Productions One GmbH & Co. KG	Frankfurt		100.0
1581	Mountain Recovery Fund I Y.K.	Tokyo		100.0
1582	MPP Beteiligungsgesellschaft mbH	Frankfurt		100.0
1583	MRF2 Y.K.	Tokyo		100.0
1584	MSN 22952 Delaware Statutory Trust	Wilmington		
1585	MSN 22953 Delaware Statutory Trust	Wilmington		
1586	MSN 22955 Delaware Statutory Trust	Wilmington		
1587	MSN 22957 Delaware Statutory Trust	Wilmington		
1588	MSN 23316 Delaware Statutory Trust	Wilmington		
1589	MSN 23317 Delaware Statutory Trust	Wilmington		
1590	MSN 23318 Delaware Statutory Trust	Wilmington		
1591	MSN 23319 Delaware Statutory Trust	Wilmington		
1592	MSTC Y.K.	Tokyo		100.0
1593	Muni Structured Products Collapsible TOB Trust	New York		
1594	Muni Structured Products Credit Enhanced TOB Trust	New York		
1595	Nanba PJ Tokutei Mokuteki Kaisha	Tokyo		
1596	Nantucket Funding Corp., LLC	Wilmington		
1597	Nashville Capital Yugen Kaisha	Tokyo		
1598	NBG Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1599	NC Finance Trust 2003-2	New York		
1600	NCW Holding Inc.	Vancouver		100.0
1601	NeoAnemos S.r.l.	Milan		
1602	Netron Investment SRL	Bucharest		
1603	NEUNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1604	NEUNZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1605	Nevada Mezz 1 LLC	Wilmington		100.0
1606	Nevada Parent 1 LLC	Wilmington		100.0
1607	Nevada Property 1 LLC	Wilmington		100.0
1608	Nevada Restaurant Venture 1 LLC	Wilmington		100.0
1609	Nevada Retail Venture 1 LLC	Wilmington		100.0
1610	New Hatsushima Godo Kaisha	Tokyo		50.0
1611	NewLands Capital Corp Limited	Hamilton		
1612	NewLands Financial Limited	Hamilton		
1613	NewLands Holdings Limited	Hamilton		
1614	Newport Funding Corp.	Charlotte		
1615	Nexus Infrastruktur Beteiligungsgesellschaft mbH	Duesseldorf		50.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1616	Nineco Leasing Limited	London		100.0
1617	NOFA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1618	North Las Vegas Property LLC	Wilmington		100.0
1619	Norvadano Limited	Dublin		
1620	Novelties Distribution LLC	Wilmington		100.0
1621	NYLIMAC 2010-SS-1, LLC	Wilmington		100.0
1622	Odin Mortgages Limited	London		
1623	Okanagan Funding Trust	Toronto		
1624	Oona Solutions, Fonds Commun de Placement	Luxembourg	7	
1625	OP Bonds Global Opportunities T	Cologne		30.0
1626	OPAL	Luxembourg	7	
1627	Optima Emerging Markets Fund Limited	Hamilton		
1628	Option One Mortgage Loan Trust 2002-4	New York		
1629	Opus One Private Real Estate Fund	Seoul		
1630	Oran Limited	George Town		
1631	Ornegin Investment SRL	Bucharest		
1632	OTM Capital GK	Tokyo		100.0
1633	Owner Trust MSN 199	Salt Lake City		
1634	Owner Trust MSN 23336	Salt Lake City		
1635	Owner Trust MSN 23337	Salt Lake City		
1636	Owner Trust MSN 23338	Salt Lake City		
1637	Owner Trust MSN 23344	Salt Lake City		
1638	Owner Trust MSN 23887	Salt Lake City		
1639	Owner Trust MSN 240	Salt Lake City		
1640	Owner Trust MSN 241	Salt Lake City		
1641	Owner Trust MSN 24452	Salt Lake City		
1642	Owner Trust MSN 24453	Salt Lake City		
1643	Owner Trust MSN 24788	Salt Lake City		
1644	Owner Trust MSN 25120	Salt Lake City		
1645	Owner Trust MSN 25259	Salt Lake City		
1646	Owner Trust MSN 25884	Salt Lake City		
1647	Owner Trust MSN 264	Salt Lake City		
1648	Owner Trust MSN 27833	Salt Lake City		
1649	Owner Trust MSN 87	Salt Lake City		
1650	Owner Trust MSN 88	Salt Lake City		
1651	Oystermouth Holding Limited	Nicosia		
1652	PADEM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1653	PADOS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1654	PAGUS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1655	PALDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1656	Palladium Securities 1 S.A.	Luxembourg		
1657	PALLO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1658	PALLO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Seniorenresidenzen KG	Duesseldorf		
1659	PanAsia Funds Investments Ltd.	George Town	7	
1660	PANIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1661	PANTIS Beteiligungsgesellschaft mbH i.L.	Duesseldorf		50.0
1662	PANTUR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1663	PARTS Student Loan Trust 2007-CT2	Wilmington		100.0
1664	PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1665	PB Consumer 2008-1 GmbH	Frankfurt		
1666	PB Consumer 2009-1 GmbH	Frankfurt		
1667	PEDIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1668	PEDIS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Briloner KG	Duesseldorf		
1669	PEDUM Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1670	PEIF II S.C.A.	Luxembourg		99.9
1671	PENDIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1672	PENTOS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1673	PENTUM Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1674	PERGOS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1675	PERGUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1676	PERLIT Mobilien-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1677	PERLU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1678	PERNIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1679	Pertwee Leasing Limited Partnership	London		100.0
1680	Peruda Leasing Limited	London		100.0
1681	Perus 1 S.à r.l.	Luxembourg		
1682	Perus 2 S.à r.l.	Luxembourg		
1683	Perus Investments S.à r.l.	Luxembourg		
1684	PERXIS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1685	PETA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1686	Picture Financial Funding (No.2) Limited	Newport		
1687	Picture Financial Jersey (No.2) Limited	St. Helier		
1688	Picture Home Loans (No.2) Limited	London		
1689	PONTUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1690	Port Elizabeth Holdings LLC	Wilmington		100.0
1691	PRADUM Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1692	PRASEM Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1693	PRATES Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1694	Prince Rupert Luxembourg S.à r.l.	Senningerberg		100.0
1695	PRISON Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1696	Private Equity Invest Beteiligungs GmbH	Duesseldorf		50.0
1697	Private Equity Life Sciences Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1698	PROVIDE Domicile 2009-1 GmbH	Frankfurt		
1699	PUDU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1700	PUKU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1701	PUKU Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Velbert KG	Duesseldorf		
1702	PURIM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1703	PURIM Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Burscheid KG	Duesseldorf		
1704	QUANTIS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1705	Quartz No. 1 S.A.	Luxembourg	5	0.0
1706	QUELLUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1707	QUOTAS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1708	R/H Hawthorne Plaza Associates, LLC	Wilmington		
1709	Reference Capital Investments Limited	London		100.0
1710	Regal Limited	George Town	7	
1711	Residential Mortgage Funding Trust	Toronto		
1712	Rhein - Main Securitisation Limited	St. Helier		
1713	Rhein Main Sussex Ltd	Dublin		
1714	Rhein-Main No. 12 Limited	St. Helier		
1715	Rhein-Main No. 14 Limited	St. Helier		
1716	Rhein-Main No. 5 Mortgage Purchase Limited	St. Helier		
1717	Rheingold No.1 Limited	St. Helier		
1718	Rheingold No.10 Limited	St. Helier		
1719	Rheingold No.14 (Jersey) Limited	St. Helier		
1720	Rheingold No.9 Limited	St. Helier		
1721	Rheingold Securitisation Limited	St. Helier		
1722	RHOEN 2008-1 GmbH	Frankfurt		
1723	Riverside Funding LLC	Dover		
1724	RM Ayr Delaware LLC	Dover		
1725	RM Ayr Limited	Dublin		
1726	RM Cheshire Delaware LLC	Dover		
1727	RM Cheshire Limited	Dublin		

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1728	RM Chestnut Delaware LLC	Dover		
1729	RM Chestnut Limited	Dublin		
1730	RM Delaware Multi-Asset LLC	Wilmington		
1731	RM Delaware Triple-A LLC	Dover		
1732	RM Fife Delaware LLC	Dover		
1733	RM Fife Limited	Dublin		
1734	RM Multi-Asset Limited	Dublin		
1735	RM Sussex Delaware LLC	Dover		
1736	RM Triple-A Limited	Dublin		
1737	RREEF G.O. III Luxembourg One S.à r.l.	Luxembourg		
1738	RREEF G.O. III Malta Limited	Valletta		
1739	RREEF Global Opportunities Fund III, LLC	Wilmington		
1740	RREEF GO III Mauritius One Limited	Port Louis		
1741	RREEF GO III Mauritius Two Limited	Port Louis		
1742	RREEF North American Infrastructure Fund A, L.P.	Wilmington		99.9
1743	RREEF North American Infrastructure Fund B, L.P.	Wilmington		99.9
1744	SABIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1745	SABRE Securitisation Limited	Sydney		
1746	SAITA Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf		60.0
1747	Sajima Godo Kaisha	Tokyo		
1748	SALIX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1749	SALUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1750	SALUS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Brandenburg KG	Duesseldorf		
1751	SALUS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG	Duesseldorf		58.5
1752	SALUS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Schwarzheide KG	Duesseldorf		
1753	SANCTOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1754	SANCTOR Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Nürnberg KG	Duesseldorf		
1755	SANDIX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1756	SANDIX Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Hafen KG	Duesseldorf		
1757	SANO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1758	Saratoga Funding Corp., LLC	Wilmington		
1759	SARIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1760	SATINA Mobilien-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1761	SCANDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1762	SCANDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Datteln KG	Duesseldorf		
1763	SCANDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Eisenach KG	Duesseldorf	7	
1764	SCANDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Iserlohn KG	Duesseldorf		
1765	SCANDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Osnabrück KG	Duesseldorf		
1766	SCANDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Siekmann KG	Duesseldorf		
1767	SCHEDA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1768	Schiffsbetriebsgesellschaft FINNA mbH	Hamburg		100.0
1769	Schiffsbetriebsgesellschaft GRIMA mbH	Hamburg		100.0
1770	SCITOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1771	SCLF Godo Kaisha	Tokyo		
1772	Scottish Widows Investment Partnership Investment Funds ICVC - European Fund	London		61.5
1773	Scottish Widows Investment Partnership Investment Funds ICVC - Global Fund	London		50.7
1774	Scottish Widows Investment Partnership Investment Funds ICVC - Japanese Fund	London		53.0
1775	Scottish Widows Tracker and Specialist Investment Funds ICVC - American Smaller Cos Fund	London		88.5
1776	SCUDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1777	SCUDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Kleine Alexanderstraße KG	Duesseldorf		95.0
1778	SECHSTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1779	SECHSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1780	SECHSUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		
1781	SECHZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1782	SEDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1783	Sedona Capital Funding Corp., LLC	Charlotte		
1784	SEGES Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1785	SEGU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1786	SELEKTA Grundstücksverwaltungsgesellschaft mbH	Duesseldorf		50.0
1787	SENA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1788	SERICA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1789	SERICA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Frankfurt KG	Duesseldorf		
1790	SGP Capital YK	Tokyo		50.0
1791	Sharps CDO II Limited	New York		
1792	SIDA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1793	SIEBENUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		
1794	SIEBTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1795	SIEBZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1796	SIFA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1797	SILANUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1798	SILANUS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Bonn KG	Duesseldorf		
1799	SILEX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1800	SILEX Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Rostock und Leipzig KG	Duesseldorf		
1801	SILEX Grundstücks-Vermietungsgesellschaft mbH Objekt Eduard Dyckerhoff OHG	Duesseldorf		
1802	SILIGO Mobilien-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1803	SILUR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1804	SILUR Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Markdorf KG	Duesseldorf		
1805	SILUR Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Tübingen KG	Duesseldorf		
1806	SILUR Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Uhingen KG	Duesseldorf		
1807	SIMILA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1808	Singer Island Tower Suite LLC	Wilmington		100.0
1809	SIRES-STAR Limited	George Town	7	
1810	Sixco Leasing Limited	London		100.0
1811	SMART SME CLO 2006-1 Ltd	George Town		
1812	SOLATOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1813	SOLIDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1814	SOLON Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1815	SOLUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1816	SOMA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1817	SOMA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Heidelberg KG	Duesseldorf		
1818	Sonata Securities S.A.	Luxembourg	7	
1819	SOREX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1820	SOREX Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Hutschenreuther KG	Duesseldorf		
1821	SOREX Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Lüdenscheid KG	Duesseldorf		
1822	SOREX Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Mainz KG	Duesseldorf		
1823	SOSPITA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1824	SOSPITA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekte Prima KG	Duesseldorf	7	
1825	SOSPITA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekte Sekunda KG	Duesseldorf	7	
1826	SPAN No.5 Pty Limited	Sydney		
1827	SPESSART 2009-1 GmbH	Frankfurt		
1828	SPhinX Limited	George Town		50.2
1829	SPINO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1830	SPLENDOR Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1831	Spring Asset Funding LLC	Wilmington		
1832	Spring Asset Funding Ltd	George Town		
1833	SS Aggregation Trust	Wilmington		
1834	STABLON Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1835	STAGIRA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1836	STATOR Heizkraftwerk Frankfurt (Oder) Beteiligungsgesellschaft mbH	Schoenefeld		100.0
1837	Stewart-Denny Holdings, LLC	Wilmington		
1838	Stichting Perus Investments	Amsterdam		

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1839	STUPA Heizwerk Frankfurt (Oder) Nord Beteiligungsgesellschaft mbH	Schoenefeld		100.0
1840	SUBLICA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1841	SUBU Mobilien-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1842	SULPUR Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1843	Sunflower Fund	Luxembourg		
1844	Sunrise Beteiligungsgesellschaft mbH	Frankfurt		100.0
1845	SUPERA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1846	SUPERA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Speyer KG	Duesseldorf		
1847	SUPLION Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1848	Survey Solutions B.V.	Amsterdam		
1849	Survey Trust	Wilmington		
1850	SUSA Mobilien-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1851	SUSIK Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1852	SUSIK Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Cottbus KG	Duesseldorf		
1853	Swabia 1 Limited	Dublin		
1854	Swabia 1. Vermögensbesitz-GmbH	Frankfurt		100.0
1855	SWIP Capital Trust	London		100.0
1856	Sylvester (2001) Limited	George Town		100.0
1857	TABA Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1858	TACET Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1859	TACET Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Hameln KG	Duesseldorf		
1860	TACET Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Nordsternpark KG	Duesseldorf		
1861	TACET Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Osnabrück KG	Duesseldorf		
1862	TACET Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Ulm KG	Duesseldorf		
1863	TACET Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Wendelstein KG	Duesseldorf		
1864	TAF 2 Y.K.	Tokyo		100.0
1865	TAGO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1866	Tagus - Sociedade de Titularização de Creditos, S.A.	Lisbon		100.0
1867	TAGUS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1868	Tahoe Funding Corp., LLC	Melville		
1869	TAKIR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1870	TARES Beteiligungsgesellschaft mbH	Duesseldorf		100.0
1871	Taunus 2008-1 GmbH	Frankfurt		
1872	Taunus 2009-1 GmbH	Frankfurt		
1873	TEBA Beteiligungsgesellschaft mbH	Schoenefeld		100.0
1874	TEBOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1875	TEMATIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1876	Tennessee Capital Godo Kaisha	Tokyo		50.0
1877	TERGO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1878	TERRUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1879	TERRUS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Bernbach KG	Duesseldorf		0.0
1880	TESATUR Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1881	Thaumat Holdings Limited	Nicosia		
1882	The Admiral Charitable Trust	St. Peter Port		
1883	The CAP Accumulation Trust	Wilmington		
1884	The CIG Trust	St. Helier		
1885	The GIII Accumulation Trust	Wilmington		
1886	The Glanmore Property Euro Fund Limited	St. Peter Port		
1887	The GPR Accumulation Trust	Wilmington		
1888	The Life Accumulation Trust	Wilmington		
1889	The Life Accumulation Trust II	Wilmington		
1890	The Life Accumulation Trust III	Wilmington		
1891	The Life Accumulation Trust IV	Wilmington		
1892	The Life Accumulation Trust IX	Wilmington		
1893	The Life Accumulation Trust V	Wilmington		
1894	The Life Accumulation Trust VIII	Wilmington		

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1895	The Life Accumulation Trust X	Wilmington		
1896	The Life Accumulation Trust XI	Wilmington		
1897	The Life Accumulation Trust XII	Wilmington		
1898	The PEB Accumulation Trust	Wilmington		
1899	The SLA Accumulation Trust	Wilmington		
1900	THRENI Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf		50.0
1901	Tilney Group Limited Employee Incentive Trust	St. Peter Port		
1902	Tintin II SPC	George Town		
1903	Tintin III SPC	George Town		
1904	TONGA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1905	TOREUT Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf		50.0
1906	TOSSA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1907	TRAGO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1908	TREMA Grundstücks-Vermietungsgesellschaft mbH	Berlin		50.0
1909	TRENTO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1910	TRINTO Beteiligungsgesellschaft mbH	Schoenefeld		50.0
1911	TRIPLA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1912	Triplepoint Special Opportunities Financing Trust	Wilmington	7	
1913	TRS 1 LLC	Wilmington		100.0
1914	TRS Aria LLC	Wilmington		100.0
1915	TRS Babson I LLC	Wilmington		100.0
1916	TRS Bluebay LLC	Wilmington		100.0
1917	TRS Bruin LLC	Wilmington		100.0
1918	TRS Callisto LLC	Wilmington		100.0
1919	TRS Camulos LLC	Wilmington		100.0
1920	TRS Cypress LLC	Wilmington		100.0
1921	TRS DB OH CC Fund Financing LLC	Wilmington		100.0
1922	TRS Eclipse LLC	Wilmington		100.0
1923	TRS Elara LLC	Wilmington		100.0
1924	TRS Elgin LLC	Wilmington		100.0
1925	TRS Elm LLC	Wilmington		100.0
1926	TRS Feingold O'Keeffe LLC	Wilmington		100.0
1927	TRS Fore LLC	Wilmington		100.0
1928	TRS Ganymede LLC	Wilmington		100.0
1929	TRS GSC Credit Strategies LLC	Wilmington		100.0
1930	TRS Haka LLC	Wilmington		100.0
1931	TRS HY FNDS LLC	Wilmington		100.0
1932	TRS Io LLC	Wilmington		100.0
1933	TRS Landsbanki Islands LLC	Wilmington		100.0
1934	TRS Leda LLC	Wilmington		100.0
1935	TRS Metis LLC	Wilmington		100.0
1936	TRS Plainfield LLC	Wilmington		100.0
1937	TRS Poplar LLC	Wilmington		100.0
1938	TRS Quogue LLC	Wilmington		100.0
1939	TRS Scorpio LLC	Wilmington		100.0
1940	TRS SeaCliff LLC	Wilmington		100.0
1941	TRS Stag LLC	Wilmington		100.0
1942	TRS Stark LLC	Wilmington		100.0
1943	TRS SVCO LLC	Wilmington		100.0
1944	TRS Sycamore LLC	Wilmington		100.0
1945	TRS Thebe LLC	Wilmington		100.0
1946	TRS Tupelo LLC	Wilmington		100.0
1947	TRS Venor LLC	Wilmington		100.0
1948	TRS Watermill LLC	Wilmington		100.0
1949	Tsubasa Angel Fund Y.K.	Tokyo		100.0
1950	Tucson Funding LLC	Dover		

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
1951	TUDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1952	TUGA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1953	TXH Trust	Wilmington		
1954	TYRAS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1955	UDS Capital Y.K.	Tokyo		100.0
1956	Varapradha Real Estates Private Limited	Hyderabad		
1957	VARIS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1958	Varta Aktiengesellschaft	Hanover		
1959	VIERTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1960	VIERTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1961	VIERUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1962	VIERZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1963	Village Hospitality LLC	Wilmington		100.0
1964	Volga Investments Limited	Dublin		
1965	Warwick Lane Investments B.V.	London		25.0
1966	Wheatfield GmbH & Co. KG	Frankfurt		100.0
1967	Winchester House Master Trust	Hamilton	7	100.0
1968	Wohnungs-Verwaltungsgesellschaft Moers mbH	Duesseldorf		50.0
1969	Wohnungsgesellschaft HEGEMAG GmbH	Duesseldorf		50.0
1970	XARUS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1971	XELLUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1972	XENTIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1973	XERA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1974	XERIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1975	Y.K. Agura Partners	Tokyo		50.0
1976	ZABATUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1977	ZAKATUR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1978	ZALLUS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1979	Zamalik Limited	Dublin		
1980	ZANTOS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1981	ZARAT Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1982	ZARAT Beteiligungsgesellschaft mbH & Co. Objekt Leben II KG	Duesseldorf		93.2
1983	ZARGUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1984	ZEA Beteiligungsgesellschaft mbH	Schoenefeld		25.0
1985	ZEDORA 3 GmbH & Co. KG	Munich		
1986	ZEDORA 36 GmbH & Co. KG	Munich		
1987	ZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1988	ZELAS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1989	ZELAS Beteiligungsgesellschaft mbH & Co. Leben I KG	Duesseldorf		93.0
1990	ZENO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1991	ZEPTOS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1992	ZEREVIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1993	ZERGUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1994	ZIBE Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1995	ZIDES Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1996	ZIMBEL Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1997	ZINUS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1998	ZIRAS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1999	ZITON Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
2000	ZITRAL Beteiligungsgesellschaft mbH	Duesseldorf		50.0
2001	ZITUS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
2002	ZONTUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
2003	ZORUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
2004	Zugspitze 2008-1 GmbH	Frankfurt		
2005	Zumirez Drive LLC	Wilmington		100.0
2006	ZURET Beteiligungsgesellschaft mbH	Duesseldorf		50.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
2007	ZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
2008	ZWEITE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf		50.0
2009	ZWEITE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
2010	ZWEIUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
2011	ZWÖLFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
2012	ZYLUM Beteiligungsgesellschaft mbH	Schoenefeld		25.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
2013	AcadiaSoft, Inc.	Wilmington		8.8
2014	Actavis New S.à r.l.	Luxembourg	9, 10	0.0
2015	Admiral Private Equity SL	Madrid		45.0
2016	Advent Chestnut VII GmbH & Co. KG	Munich		36.7
2017	Afinia Capital Group Limited	Hamilton		40.0
2018	AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung	Frankfurt		28.8
2019	Alpha Trains (Malta) Holdco 1 Limited	Valletta		15.0
2020	Alternative Investment Strategies Mauritius Ltd.	Grand Bay		31.2
2021	Aqueduct Capital (UK) Limited	Redhill		10.0
2022	Argantis GmbH	Cologne		50.0
2023	Argantis Private Equity GmbH & Co. KG	Cologne		25.1
2024	Argantis Private Equity Gründer GmbH & Co. KG	Cologne		27.8
2025	Arvoredo Investments Limited	George Town		47.1
2026	Asia Retail Group Limited	Douglas		9.4
2027	Atriax Holdings Limited (in member's voluntary liquidation)	Southend-on-Sea		25.0
2028	Baigo Capital Partners Fund 1 Parallel 1 GmbH & Co. KG	Frankfurt		49.8
2029	BANKPOWER GmbH Personaldienstleistungen	Frankfurt		30.0
2030	BATS Global Markets, Inc.	Wilmington		8.5
2031	Bestra Gesellschaft für Vermögensverwaltung mit beschränkter Haftung	Duesseldorf		49.0
2032	BHS tabletop AG	Selb		28.9
2033	Bocaina L.P.	George Town	11	53.3
2034	BrisConnections Holding Trust	Kedron		35.6
2035	BrisConnections Investment Trust	Kedron		35.6
2036	BVT-CAM Private Equity Beteiligungs GmbH	Gruenwald		50.0
2037	BVT-CAM Private Equity Management & Beteiligungs GmbH	Gruenwald		50.0
2038	Caherciveen Partners, LLC	Chicago		20.0
2039	Challenger Infrastructure Fund	Sydney		20.2
2040	Cipio Partners Fund V GmbH & Co. KG	Munich		21.1
2041	Cipio Partners Fund Va GmbH & Co. KG	Munich		21.1
2042	CKI RREEF JV Holdings Pty Limited	Sydney		50.0
2043	Coalition Development Limited	London		9.7
2044	Comfund Consulting Limited	Bangalore		30.0
2045	Compañía Logística de Hidrocarburos CLH, S.A.	Madrid		5.0
2046	Craigs Investment Partners Limited	Tauranga		49.9
2047	Crescent Gold Limited	Subiaco		35.2
2048	Danube Properties S.à r.l.	Luxembourg		25.0
2049	DB Alpha Discovery Fund Limited	George Town	9	0.0
2050	DB Development Holdings Limited	Larnaca		49.0
2051	DB Funding (Gibraltar) Limited	Gibraltar	12	100.0
2052	DB Real Estate Global Opportunities IB (Offshore), L.P.	Camana Bay		34.5
2053	DB Secondary Opportunities Fund II, LP	George Town		50.0
2054	DBG Eastern Europe II Limited Partnership	St. Helier		25.9
2055	DBG Osteuropa-Holding GmbH i.L.	Frankfurt		50.0
2056	DD Konut Finansman A.S.	Istanbul		49.0
2057	Deutsche Börse Commodities GmbH	Eschborn		16.2
2058	Deutsche Financial Capital I Corp.	Greensboro		50.0
2059	Deutsche Financial Capital Limited Liability Company	Greensboro		50.0
2060	Deutsche Grundbesitz-Beteiligungsgesellschaft Dr. Rühl & Co. -Anlagefonds 2/Verwaltungsgebäude Stuttgart-Möhringen-KG i.L.	Frankfurt		23.7
2061	Deutsche Private Equity Fund	Sydney		8.0
2062	Deutsche Regis Partners Inc	Makati City		49.0
2063	Deutsche Zurich Pensiones Entidad Gestora de Fondos de Pensiones, S.A.	Barcelona		50.0
2064	Deutscher Pensionsfonds Aktiengesellschaft	Bonn		25.1
2065	DFM Deutsche Fonds Management GmbH	Gruenwald		40.0
2066	DIL Czech Baumanagement Koncernová s.r.o. i.L.	Prague		49.0
2067	DIL Czech Contract Koncernova s.r.o.	Prague		49.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
2068	DIL Internationale Leasinggesellschaft mbH	Duesseldorf		50.0
2069	DMG & Partners Securities Pte Ltd	Singapore		49.0
2070	Domus Beteiligungsgesellschaft der Privaten Bausparkassen mbH	Berlin		21.1
2071	DPG Deutsche Performancemessungs-Gesellschaft für Wertpapierportfolios mbH	Frankfurt		20.0
2072	Duxton Asset Management Pte. Ltd.	Singapore		20.0
2073	DWS Global Agricultural Land & Opportunities Fund Limited	George Town		8.5
2074	Edmonton Holding Limited	George Town	9	0.0
2075	Elbe Properties S.à r.l.	Luxembourg		25.0
2076	EOL2 Holding B.V.	Amsterdam		45.0
2077	eolec	Issy-les-Moulineaux		33.3
2078	equiNotes Management GmbH	Duesseldorf		50.0
2079	Erica Società a Responsabilità Limitata	Milan		40.0
2080	EVROENERGIAKI S.A.	Alexandroupolis		40.0
2081	Exchange Place Holdings, L.P.	Wilmington		21.2
2082	Fondo Immobiliare Chiuso Piramide Globale	Milan	4	42.5
2083	FREUNDE DER EINTRACHT FRANKFURT Aktiengesellschaft	Frankfurt		30.8
2084	Fünfte SAB Treuhand und Verwaltung GmbH & Co. >>Leipzig-Magdeburg<< KG	Bad Homburg		40.7
2085	Fünfte SAB Treuhand und Verwaltung GmbH & Co. Dresden >>Louisenstraße<< KG	Bad Homburg		30.6
2086	G.O. IB-SIV Feeder, L.L.C.	Wilmington		15.7
2087	Gemeng International Energy Group Company Limited	Taiyuan		9.0
2088	German Public Sector Finance B.V.	Amsterdam		50.0
2089	Gesellschaft bürgerlichen Rechts Industrie- und Handelskammer/Rheinisch-Westfälische Börse	Duesseldorf		10.0
2090	Gesellschaft für Kreditsicherung mit beschränkter Haftung	Berlin		36.7
2091	GIPF-I Holding Corp.	Calgary		2.0
2092	giropay GmbH	Frankfurt		33.3
2093	Global Salamina, S.L.	Madrid		50.0
2094	Global Skyline Capital GmbH	Frankfurt		15.0
2095	Gordian Knot Limited	London		32.4
2096	Great Future International Limited	Road Town		43.0
2097	Grundstücksgesellschaft Köln-Ossendorf VI GbR	Troisdorf		44.9
2098	Grundstücksgesellschaft Leipzig Petersstraße GbR	Troisdorf		33.2
2099	Grundstücksgesellschaft Schlossplatz 1 mbH & Co. KG	Berlin		18.4
2100	Grundstücksverwaltungsgesellschaft Tankstelle Troisdorf Spich GbR	Troisdorf		33.0
2101	Gulf Home Finance	Riyadh		40.0
2102	Hanoi Building Commercial Joint Stock Bank	Hanoi		10.0
2103	Harvest Fund Management Company Limited	Shanghai		30.0
2104	Helios AMC, LLC	Wilmington	9	0.0
2105	HHG Private Capital Portfolio No.1 L.P.	London		17.6
2106	Huamao Property Holdings Ltd.	George Town	9	0.0
2107	Hydro S.r.l.	Rome		45.0
2108	I.B.T. Lighting S.p.A.	Milan		39.0
2109	iCON Infrastructure Management Limited	St. Peter Port	11	99.9
2110	iFast India Investments Pte. Ltd.	Singapore		49.0
2111	IG BCE Mitglieder-Service GmbH	Hanover		50.0
2112	IGCF General Partner Limited	George Town		24.5
2113	ILV Immobilien-Leasing Verwaltungsgesellschaft Düsseldorf mbH	Duesseldorf		50.0
2114	Immobilienfonds Büro-Center Erfurt Am Flughafen Bindersleben II GbR	Troisdorf		50.0
2115	Inn Properties S.à r.l.	Luxembourg		25.0
2116	Interessengemeinschaft Frankfurter Kreditinstitute GmbH	Frankfurt		23.3
2117	Investcorp Coinvestment Partners I, L.P.	Wilmington		20.2
2118	Iperval	Laroque d'Olmes		50.0
2119	Isar Properties S.à r.l.	Luxembourg		25.0
2120	IZI Düsseldorf Informations-Zentrum Immobilien Gesellschaft mit beschränkter Haftung	Duesseldorf		20.0
2121	IZI Düsseldorf Informations-Zentrum Immobilien GmbH & Co. Kommanditgesellschaft	Duesseldorf		21.6
2122	Japan Value Added Fund II Limited	Tokyo	9	0.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
2123	Japan Value Added Fund One Limited	Tokyo	9	0.0
2124	K & N Kenanga Holdings Bhd	Kuala Lumpur		16.6
2125	Kenanga Deutsche Futures Sdn Bhd	Kuala Lumpur		27.0
2126	Key Capital Private Limited	Dublin		50.0
2127	Kinneil Leasing Company	London		35.0
2128	KölnArena Beteiligungsgesellschaft mbH	Cologne		20.8
2129	Liegenschaft Hainstraße GbR	Frankfurt	9	0.0
2130	Lion Indian Real Estate Fund L.P.	George Town	9	0.0
2131	Lion Residential Holdings S.à r.l.	Luxembourg		17.4
2132	London Dry Bulk Limited	London		49.0
2133	Magyar RTL Televízió Zartkoruen Mukodo Reszvenytarsasag	Budapest		2.0
2134	Main Properties S.à r.l.	Luxembourg		25.0
2135	Manuseamento de Cargas - Manicargas, S.A.	Matosinhos		38.3
2136	Marblegate Special Opportunities Master Fund, L.P.	George Town		44.6
2137	Markit Group Holdings Limited	London		6.4
2138	MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG	Gruenwald		29.6
2139	MidOcean (Europe) 2000-A LP	St. Helier		19.9
2140	MidOcean (Europe) 2000-B LP	St. Helier		19.9
2141	MidOcean (Europe) 2002 LP	St. Helier		15.9
2142	MidOcean (Europe) 2003 LP	St. Helier		20.0
2143	MidOcean Partners, LP	New York		20.0
2144	Millennium Marine Rail, L.L.C.	Elizabeth		50.0
2145	Miller Brothers Retail Limited (in member's voluntary liquidation)	Doncaster		40.0
2146	Millexim	Paris		35.0
2147	Motion Picture Markets Holding GmbH i.L.	Gruenwald		33.3
2148	Nexus LLC	Wilmington		12.2
2149	North Coast Wind Energy Corp.	Vancouver	11	93.4
2150	Novacare	Laval-sur-Vologne		23.7
2151	Oder Properties S.à r.l.	Luxembourg		25.0
2152	Omnium Leasing Company	London		7.1
2153	OPPENHEIM PRIVATE EQUITY Holding GmbH & Co. KG	Cologne		0.4
2154	Otto Lilienthal Fünfte GmbH & Co. KG	Munich		19.6
2155	P.F.A.B. Passage Frankfurter Allee Betriebsgesellschaft mbH	Berlin		22.2
2156	Pago e Transaction Services GmbH	Cologne		50.0
2157	Parkhaus an der Börse GbR	Cologne		37.7
2158	PERILLA Beteiligungsgesellschaft mbH	Duesseldorf		50.0
2159	Pilgrim America High Income Investments Ltd.	George Town		14.9
2160	Plenary Group (Canada) Limited	Vancouver		20.0
2161	Plenary Group Pty Limited	Melbourne		20.9
2162	Private Partners AG	Zurich		30.0
2163	PT. Deutsche Verdhana Indonesia	Jakarta		40.0
2164	PX Holdings Limited	Stockton on Tees		43.0
2165	QPL Lux, S.à r.l.	Luxembourg		6.0
2166	QW Holdings, LLC	Wilmington		12.2
2167	Rama Cylinders Private Limited	Mumbai		20.0
2168	Regent's Park Estates (GP) Limited	Douglas		50.0
2169	Regent's Park Estates Limited Partnership	Douglas		48.8
2170	Relax Holding S.à r.l.	Luxembourg		20.0
2171	Relax Wind Park II Sp.z o.o.	Warsaw		49.0
2172	Relax Wind Park IV Sp.z o.o.	Warsaw		49.0
2173	REON - Park Wiatrowy I Sp. z o.o.	Warsaw		50.0
2174	REON-Park Wiatrowy II Sp. z o.o.	Warsaw		50.0
2175	REON-Park Wiatrowy IV Sp. z o.o.	Warsaw		50.0
2176	Residential Real Estate Partners III, LLC	Wilmington		10.0
2177	Rhine Properties S.à r.l.	Luxembourg		25.0
2178	Roc Capital Group, LLC	Wilmington		8.5

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
2179	Roc Capital Management, L.P.	Wilmington		8.5
2180	Rongde Asset Management Company Limited	Beijing		40.7
2181	Rosen Consulting Group, LLC	Wilmington		40.0
2182	Rosen Real Estate Securities LLC	Wilmington		33.3
2183	RPWire LLC	Wilmington		33.3
2184	S/D Partnership	Johannesburg	9	0.0
2185	Sakaras Holding Limited	Birkirkara	9	0.0
2186	Satrix Managers (Pty) Ltd	Johannesburg		50.0
2187	Schiffahrtsgesellschaft MS "Simon Braren" GmbH & Co KG	Kollmar		25.5
2188	Schumacher Beteiligungsgesellschaft mbH	Cologne		33.2
2189	Shunfeng Catering & Hotel Management Co., Ltd.	Beijing		6.4
2190	Spark Infrastructure Group	Sydney		2.3
2191	Spin Holdco Inc.	Wilmington		35.0
2192	SRC Security Research & Consulting GmbH	Bonn		22.5
2193	Starpool Finanz GmbH	Berlin		50.0
2194	SunAmerica Affordable Housing Partners 47	Los Angeles		10.3
2195	Teesside Gas Processing Plant Limited	London		49.0
2196	Teesside Gas Transportation Limited	London		45.0
2197	TeraGate AG Storage Optical Network	Munich		49.2
2198	The Glanmore Property Fund Limited	St. Peter Port		5.3
2199	The Portal Alliance LLC	Wilmington		10.0
2200	The Porterbrook Partnership	Edinburgh		16.7
2201	The Topiary Fund II Public Limited Company	Dublin		3.7
2202	The Topiary Select Equity Trust	George Town	11	59.1
2203	THG Beteiligungsverwaltung GmbH	Hamburg		50.0
2204	TIP (Guernsey) GP Limited	St. Peter Port		9.1
2205	TLDB Partners Limited	Tokyo		50.0
2206	Trave Properties S.à r.l.	Luxembourg		25.0
2207	Triton Gesellschaft für Beteiligungen mbH	Frankfurt		33.1
2208	Turquoise Global Holdings Limited	London		7.1
2209	U.F.G.I.S. Advisors Limited	Larnaca		40.0
2210	VCG Venture Capital Gesellschaft mbH & Co. Fonds III KG	Munich		37.0
2211	VCG Venture Capital Gesellschaft mbH & Co. Fonds III Management KG	Munich		26.7
2212	VCM / BHF Initiatoren GmbH & Co. Beteiligungs KG	Munich		48.8
2213	VCM Shott Private Equity Advisors, LLC	Wilmington		50.0
2214	VCM VII European Mid-Market Buyout GmbH & Co. KG	Munich		28.8
2215	Verwaltung ABL Immobilienbeteiligungsgesellschaft mbH	Hamburg		50.0
2216	Volbroker.com Limited	London		23.8
2217	VR Bavaria GmbH	Ingolstadt		1.0
2218	VR Maasmechelen Tourist Outlets Comm. VA	Antwerp		25.0
2219	W2001/Fifty-Two B.V.	Amsterdam		50.0
2220	Welsh Power Group Limited	Cardiff		19.9
2221	WERSE Schiffahrts GmbH & Co. KG MS "DYCKBURG"	Muenster		41.5
2222	Weser Properties S.à r.l.	Luxembourg		25.0
2223	WestLB Venture Capital Management GmbH & Co. KG	Munich		50.0
2224	Wilson HTM Investment Group Ltd	Brisbane		19.5
2225	WohnBauEntwicklungsgesellschaft München-Haidhausen mbH & Co. KG i.L.	Eschborn		33.3
2226	WohnBauEntwicklungsgesellschaft München-Haidhausen Verwaltungs-mbH i.L.	Eschborn		33.3
2227	Xchanging etb GmbH	Frankfurt		49.0
2228	Zapf GmbH	Bayreuth		24.1
2229	zeitinvest-Service GmbH	Frankfurt		25.0
2230	Zhong De Securities Co., Ltd	Beijing		33.3
2231	ZINDUS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
2232	ZYRUS Beteiligungsgesellschaft mbH	Schoenefeld		25.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
2233	AFFIRMATUM Beteiligungsgesellschaft mbH	Duesseldorf	13	50.0
2234	Alpha DB Lindsell Limited S.C.S.	Luxembourg	12	100.0
2235	AV America Grundbesitzverwaltungsgesellschaft mbH i.L.	Frankfurt	12	75.0
2236	Avacomm GmbH i.L.	Holzkirchen	14	27.5
2237	B.L.E. Laboratory Equipment GmbH i.L.	Radolfzell	14	30.5
2238	Belzen Pty. Limited	Sydney	12	100.0
2239	Benefit Trust GmbH	Soessen-Gostau	12	100.0
2240	Beta DB Lindsell Limited S.C.S.	Luxembourg	12	100.0
2241	Beteiligungsgesellschaft für Deutsche HandelsImmobilien mbH & Co. Alpha KG	Duesseldorf	14	50.0
2242	BLI Internationale Beteiligungsgesellschaft mbH	Duesseldorf	13	32.0
2243	Blue Ridge Trust	Wilmington	13	26.7
2244	CANDOR Vermietungsgesellschaft mbH & Co. Kommanditgesellschaft i.L.	Duesseldorf	13	34.4
2245	DB (Barbados) SRL	Christ Church	12	100.0
2246	DB (Gibraltar) Holdings No. 2 Limited	Gibraltar	12	100.0
2247	DB Advisors SICAV	Luxembourg	12	100.0
2248	DB Funding (Gibraltar) No. 2 Limited	Gibraltar	12	100.0
2249	DB Lindsell Limited	Gibraltar	12	100.0
2250	DB Petri LLC	Wilmington	12	100.0
2251	DBR Investments Co. Limited	George Town	12	100.0
2252	3-DD Digital Media AG i.L.	Munich	14	27.1
2253	Deutsche River Investment Management Company S.à r.l.	Luxembourg	13	49.0
2254	Deutz-Mülheim Grundstücksgesellschaft mbH	Duesseldorf	13	40.2
2255	Dogan Gazetecilik A.S.	Istanbul	15	23.1
2256	EQR-Vantage Pointe B Limited Partnership	Wilmington	12	100.0
2257	EQR-Vantage Pointe B, LLC	Wilmington	12	100.0
2258	EQR-Vantage Pointe F Limited Partnership	Wilmington	12	100.0
2259	EQR-Vantage Pointe F, LLC	Wilmington	12	100.0
2260	EQR-Vantage Pointe G Limited Partnership	Wilmington	12	100.0
2261	EQR-Vantage Pointe G, LLC	Wilmington	12	100.0
2262	EQR-Vantage Pointe H Limited Partnership	Wilmington	12	100.0
2263	EQR-Vantage Pointe H, LLC	Wilmington	12	100.0
2264	EQR-Vantage Pointe I Limited Partnership	Wilmington	12	100.0
2265	EQR-Vantage Pointe I, LLC	Wilmington	12	100.0
2266	Euro 7 Investment	George Town	14	21.2
2267	European Private Equity Portfolio (PE-EU) GmbH & Co. KG	Munich	14	20.4
2268	FRM Levered Diversified Fund LP	Wilmington	16	49.2
2269	Gettysburg Investments LP	George Town	12	100.0
2270	Goldman Sachs Multi-Strategy Portfolio XI, LLC	Wilmington	11	100.0
2271	Gottex ABI Master Fund Limited	George Town	13	35.3
2272	Grundstücksvermietungsgesellschaft Wilhelmstr. mbH	Duesseldorf	12	100.0
2273	HealthCap 1999 GbR	Berlin	14	41.5
2274	Helios AMC California, Inc.	Wilmington	17	100.0
2275	HQ Limited Partnership	Tokyo	13	37.5
2276	iCON Founder Partner, L.P.	St. Peter Port	12	100.0
2277	iCON GP Limited	St. Peter Port	12	100.0
2278	iCON Infrastructure Partners, L.P.	St. Peter Port	14	83.6
2279	iCON Master Holdings (EUR) S.à r.l	Luxembourg	11	100.0
2280	iCON Master Holdings (GBP) S.à r.l	Luxembourg	11	100.0
2281	Immobilien-Vermietungsgesellschaft Schumacher GmbH & Co. Objekt Rolandufer KG	Berlin	13	20.5
2282	JG Japan Grundbesitzverwaltungsgesellschaft mbH i.L.	Eschborn	12	100.0
2283	LEA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Esslingen OHG	Duesseldorf	13	48.4
2284	Leyou.com Co., Ltd.	George Town	14	30.9
2285	Lindsell Finance Limited	Valletta	12	100.0
2286	Lindsell Malta Investments Limited	Valletta	12	80.7
2287	Lion Global Infrastructure Fund Limited	St. Peter Port	13	50.0
2288	M Cap Finance Mittelstandsfonds GmbH & Co. KG	Frankfurt	14	99.7

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
2289	Mariscal LLC	Wilmington	17	100.0
2290	Memax Pty. Limited	Sydney	12	100.0
2291	Merit Capital Advance, LLC	Wilmington	14	20.0
2292	Metro plus Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	13	40.0
2293	Midsel Limited	London	12	100.0
2294	moderne stadt Gesellschaft zur Förderung des Städtebaues und der Gemeindeentwicklung mit beschränkter Haftung	Cologne	14	50.0
2295	Mount Hope Community Center Fund, LLC	Wilmington	14	50.0
2296	MRF Financing Ippan Shadan Hojin	Tokyo	13	50.0
2297	Nortfol Pty. Limited	Sydney	12	100.0
2298	OPPENHEIM Buy Out GmbH & Co. KG	Cologne	13	27.7
2299	PARTS Funding, LLC	Wilmington	12	100.0
2300	Paternoster Limited	Douglas	14	40.3
2301	Public Propaganda Music Group AG i.I.	Duesseldorf	14	41.2
2302	Safron AMD Partners, LP	George Town	14	22.0
2303	Safron NetOne Partners, L.P.	George Town	14	21.7
2304	SCITOR Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Heiligenstadt KG	Duesseldorf	12	71.1
2305	SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Kamenz KG	Duesseldorf	12	100.0
2306	SOLON Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Heizkraftwerk Halle KG i.L.	Halle/Saale	13	30.5
2307	STC Financing Ippan Shadan Hojin	Tokyo	13	50.0
2308	SUBLICA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Promohypermarkt Gelsenkirchen KG	Duesseldorf	13	48.7
2309	Sundial Beteiligungsgesellschaft mbH	Frankfurt	12	100.0
2310	TIEDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	13	50.0
2311	TIEDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Lager Nord KG	Duesseldorf	13	25.0
2312	Twirlix Internet Technologies GmbH	Frankfurt	14	32.7
2313	Unibanco Participacoes Societárias S.A.	Sao Paulo	13	49.0
2314	Value Retail Barcelona, S.L.	Barcelona	14	23.4
2315	Value Retail Madrid, S.L.	Las Rozas de Madrid	14	26.9
2316	Zenwix Pty. Limited	Sydney	12	100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of capital in %
2317	Abode Mortgage Holdings Corporation	Vancouver		8.5
2318	Abraaj Capital Holdings Limited	George Town		8.8
2319	BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH	Berlin		5.6
2320	Bürgschaftsbank Brandenburg GmbH	Potsdam		8.5
2321	Bürgschaftsbank Mecklenburg-Vorpommern GmbH	Schwerin		8.4
2322	Bürgschaftsbank Sachsen GmbH	Dresden		6.3
2323	Bürgschaftsbank Sachsen-Anhalt GmbH	Magdeburg		8.2
2324	Bürgschaftsbank Schleswig-Holstein Gesellschaft mit beschränkter Haftung	Kiel		5.7
2325	Bürgschaftsbank Thüringen GmbH	Erfurt		8.7
2326	Bürgschaftsgemeinschaft Hamburg GmbH	Hamburg		8.7
2327	ConCardis Gesellschaft mit beschränkter Haftung	Frankfurt		16.8
2328	EFG Eurobank Properties S.A.	Athens		5.8
2329	EURO Kartensysteme Gesellschaft mit beschränkter Haftung	Frankfurt		16.8
2330	Hayes Lemmerz International, Inc.	Wilmington		10.1
2331	Hua Xia Bank Company Limited	Beijing		17.1
2332	HumanOptics AG	Erlangen		11.2
2333	HYPOPORT AG	Berlin		9.7
2334	Ingenious Media Active Capital Limited	St. Peter Port		13.9
2335	IVG Institutional Funds GmbH	Wiesbaden		6.0
2336	Liquiditäts-Konsortialbank Gesellschaft mit beschränkter Haftung	Frankfurt		8.5
2337	Net Sol Holdings LLC	Dover		6.5
2338	NexPak Corporation	Wilmington		6.5
2339	NÜRNBERGER Beteiligungs-Aktiengesellschaft	Nuremberg		6.6
2340	Philipp Holzmann Aktiengesellschaft i.I.	Frankfurt		19.5
2341	Prader Bank S.p.A.	Bolzano		10.0
2342	Private Export Funding Corporation	Wilmington		7.5
2343	Reorganized RFS Corporation	Wilmington		6.2
2344	Saarländische Investitionskreditbank Aktiengesellschaft	Saarbruecken		11.8
2345	SearchMedia Holdings Limited	George Town		10.3
2346	Società per il Mercato dei Titoli di Stato - Borsa Obbligazionaria Europea S.p.A.	Rome		5.0
2347	The Clearing House Association L.L.C.	Wilmington		9.1
2348	United Information Technology Co. Ltd	George Town		12.2
2349	3W Power Holdings S.A.	Luxembourg		9.2
2350	W.E.T. Automotive Systems Aktiengesellschaft	Odelzhausen		9.2

03-

Confirmations

Independent Auditors' Report

To Deutsche Bank Aktiengesellschaft, Frankfurt am Main

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Deutsche Bank Aktiengesellschaft and its subsidiaries, which comprise the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated statement of cash flows, and notes to the consolidated financial statements for the business year from January 1 to December 31, 2010.

Management's Responsibility for the Consolidated Financial Statements

The management of Deutsche Bank Aktiengesellschaft is responsible for the preparation of these consolidated financial statements. This responsibility includes preparing these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU, the supplementary requirements of German law pursuant to § [Article] 315a Abs. [paragraph] 1 HGB [Handelsgesetzbuch: German Commercial Code], and full IFRS to give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The company's management is also responsible for the internal controls that management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW) as well as in supplementary compliance with the standards of the Public Company Accounting Oversight Board (United States). Accordingly, we are required to comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing audit procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The selection of audit procedures depends on the auditor's professional judgment. This includes the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In assessing those risks, the auditor considers the internal control system relevant to the entity's preparation of the consolidated financial statements that give a true and fair view. The aim of this is to plan and perform audit procedures that are appropriate in the given circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group's internal control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

Pursuant to § 322 Abs.3 Satz 1 HGB, we state that our audit of the consolidated financial statements has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply in all material respects with IFRSs as adopted by the EU, the supplementary requirements of German commercial law pursuant to § 315a Abs. 1 HGB, and full IFRS and give a true and fair view of the net assets and financial position of the Group as at December 31, 2010 as well as the results of operations for the business year then ended, in accordance with these requirements.

Report on the Group Management Report

We have audited the accompanying group management report of Deutsche Bank Aktiengesellschaft for the business year from January 1 to December 31, 2010. The management of Deutsche Bank Aktiengesellschaft is responsible for the preparation of the group management report in compliance with the applicable requirements of German commercial law pursuant to § [Article] 315a Abs. [paragraph] 1 HGB [Handelsgesetzbuch: German Commercial Code]. We are required to conduct our audit in accordance with § 317 Abs. 2 HGB and German generally accepted standards for the audit of the group management report promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Accordingly, we are required to plan and perform the audit of the group management report to obtain reasonable assurance about whether the group management report is consistent with the consolidated financial statements and the audit findings, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Pursuant to § 322 Abs. 3 Satz 1 HGB, we state that our audit of the group management report has not led to any reservations.

In our opinion, based on the findings of our audit of the consolidated financial statements and group management report, the group management report is consistent with the consolidated financial statements, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, March 4, 2011

KPMG AG
Wirtschaftsprüfungsgesellschaft

Dielehner
Wirtschaftsprüfer

Bose
Wirtschaftsprüfer

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 1, 2011


Josef Ackermann


Hugo Bänziger


Jürgen Fitschen


Anshuman Jain


Stefan Krause


Hermann-Josef Lamberti


Rainer Neske

04 -

Corporate Governance Statement/ Corporate Governance Report

Corporate Governance Statement/ Corporate Governance Report

All information presented in this Corporate Governance Statement/Corporate Governance Report is shown as of February 18, 2011.

Management Board and Supervisory Board

Management Board

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board and the committees installed by it are specified in its Terms of Reference, which are available in the respectively current version on our Internet website (www.deutsche-bank.com/corporate-governance).

Michael Cohrs retired from the Management Board on September 30, 2010. His functional responsibilities were assumed by Mr. Jain in addition to his existing tasks. The following paragraphs show information on the current members of the Management Board. The information includes their ages, the year in which they were appointed and the year in which their term expires, their current positions and area of responsibility and their principal business activities outside our company. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

Dr. Josef Ackermann

Age: 63
First appointed: 1996
Term expires: 2013

Dr. Josef Ackermann joined Deutsche Bank as a member of our Management Board in 1996, where he was responsible for the investment banking division. On May 22, 2002, Dr. Ackermann was appointed Spokesman of the Management Board. On February 1, 2006, he was appointed Chairman of the Management Board.

After studying Economics and Social Sciences at the University of St. Gallen, he worked at the University's Institute of Economics as research assistant and received a doctorate in Economics. Dr. Ackermann started his professional career in 1977 at Schweizerische Kreditanstalt (SKA) where he held a variety of positions in Corporate Banking, Foreign Exchange/Money Markets and Treasury, Investment Banking and Multinational Services. He worked in London and New York, as well as at several locations in Switzerland. Between 1993 and 1996, he served as President of SKA's Executive Board, following his appointment to that board in 1990.

Dr. Ackermann is a member of the Supervisory Board of Siemens AG (Second Deputy Chairman), Vice-Chairman of the Board of Directors of Belenos Clean Power Holding Ltd., non-executive member of the Board of Directors of Royal Dutch Shell Plc and Vice-Chairman of the Board of Directors of Zurich Financial Services Ltd.

Dr. Hugo Bänziger
Age: 55
First appointed: 2006
Term expires: 2014

Dr. Hugo Bänziger became a member of our Management Board on May 4, 2006. He is our Chief Risk Officer. He joined Deutsche Bank in London in 1996 as Head of Global Markets Credit. He was appointed Chief Credit Officer in 2000 and became Chief Risk Officer for Credit and Operational Risk in 2004.

Dr. Bänziger began his career in 1983 at the Swiss Federal Banking Commission in Berne. From 1985 to 1996, he worked at Schweizerische Kreditanstalt (SKA) in Zurich and London, first in Retail Banking and subsequently as Relationship Manager in Corporate Finance. In 1990 he was appointed Global Head of Credit for CS Financial Products.

He studied Modern History, Law and Economics at the University of Berne, where he subsequently earned a doctorate in Economic History.

Dr. Bänziger is a member of the Supervisory Board of EUREX Clearing AG, member of the Supervisory Board of EUREX Frankfurt AG and a member of the Supervisory Board of EUREX Zürich AG.

Jürgen Fitschen
Age: 62
Appointed: 2009
Term expires: 2012

Jürgen Fitschen became a member of our Management Board on April 1, 2009. Mr. Fitschen has been with Deutsche Bank since 1987, was already a member of the Management Board from 2001 to the beginning of 2002 and has been a member of the Group Executive Committee since 2002 and Head of Regional Management since 2005. As member of our Management Board, he is responsible for Regional Management.

Mr. Fitschen studied Economics and Business Administration at the University of Hamburg and graduated in 1975 with a master's degree in Business Administration.

From 1975 to 1987, he worked at Citibank in Hamburg and Frankfurt am Main in various positions. In 1983 he was appointed member of the Executive Committee Germany of Citibank.

Mr. Fitschen is a member of the Board of Directors of Kühne + Nagel International AG, member of the Supervisory Board of METRO AG and member of the Supervisory Board of Schott AG.

Anshuman Jain
Age: 48
First Appointed: 2009
Term expires: 2012

Anshuman Jain became a member of our Management Board on April 1, 2009. Mr. Jain joined Deutsche Bank in 1995 and became Head of Global Markets in 2001 as well as a member of the Group Executive Committee in 2002. As member of our Management Board, he is responsible for the Corporate & Investment Bank Group Division.

Mr. Jain studied Economics at Shri Ram College (Delhi University) and graduated in 1983, receiving a BA, and studied Business Administration at the University of Massachusetts and graduated in 1985 with a MBA Finance.

After his academic studies Mr. Jain worked until 1988 for Kidder Peabody, New York in Derivatives Research; from 1988 to 1995 he set up and ran the global hedge fund coverage group for Merrill Lynch, New York.

Mr. Jain was a non-executive Director of Sasol Ltd. until November 2010.

Stefan Krause
Age: 48
First appointed: 2008
Term expires: 2013

Stefan Krause became a member of our Management Board on April 1, 2008. He is our Chief Financial Officer.

Previously, Mr. Krause spent over 20 years in the automotive industry, holding various senior management positions with a strong focus on Finance and Financial Services. Starting in 1987 at BMW's Controlling department in Munich, he transferred to the U.S. in 1993, building up and ultimately heading BMW's Financial Services Division in the Americas. Relocating to Munich in 2001, he became Head of Sales Western Europe (excluding Germany). He was appointed member of the Management Board of BMW Group in May 2002, serving as Chief Financial Officer until September 2007 and subsequently as Chief of Sales & Marketing.

Mr. Krause studied Business Administration in Würzburg and graduated in 1986 with a master's degree in Business Administration.

Mr. Krause does not have any external directorships subject to disclosure.

Hermann-Josef Lamberti
Age: 55
First appointed: 1999
Term expires: 2014

Hermann-Josef Lamberti became a member of our Management Board in 1999. He is our Chief Operating Officer. He joined Deutsche Bank in 1998 as an Executive Vice President, based in Frankfurt.

Mr. Lamberti began his professional career in 1982 with Touche Ross in Toronto and subsequently joined Chemical Bank in Frankfurt. From 1985 to 1998 he worked for IBM, initially in Germany in the areas Controlling, Internal Application Development and Sales Banks/Insurance Companies. In 1993, he was appointed General Manager of the Personal Software Division for Europe, the Middle East and Africa at IBM Europe in Paris. In 1995, he moved to IBM in the U.S., where he was Vice President for Marketing and Brand Management. He returned to Germany in 1997 to take up the position of Chairman of the Management of IBM Germany in Stuttgart.

Mr. Lamberti studied Business Administration at the Universities of Cologne and Dublin and graduated in 1982 with a master's degree in Business Administration.

Mr. Lamberti is a member of the Supervisory Boards of BVV Versicherungsverein des Bankgewerbes a.G., BVV Versorgungskasse des Bankgewerbes e.V., BVV Pensionsfonds des Bankgewerbes AG, Deutsche Börse AG, member of the Board of Directors of European Aeronautic Defence and Space Company EADS N.V. and member of the Supervisory Board of Carl Zeiss AG.

Rainer Neske
Age: 46
First Appointed: 2009
Term expires: 2012

Rainer Neske became a member of our Management Board on April 1, 2009. He joined Deutsche Bank in 1990 and in 2000 was appointed member of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. Since 2003 he has been a member of the Group Executive Committee and Spokesman of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. On our Management Board, he is responsible for our Private & Business Clients Corporate Division.

Mr. Neske studied Computer Science and Business Administration at the University of Karlsruhe and graduated in 1990 with a master's degree in Information Technology.

Mr. Neske does not have any external directorships subject to disclosure.

Group Executive Committee

The Group Executive Committee was established in 2002. It comprises the members of the Management Board and senior representatives from the business divisions within our client-facing group divisions and from the management of our regions appointed by the Management Board. Dr. Josef Ackermann, Chairman of the Management Board, is also the Chairman of the Group Executive Committee.

The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following tasks and responsibilities:

— Provision of ongoing information to the Management Board on business developments and particular transactions;
— Regular review of our business segments;
— Consultation with and furnishing advice to the Management Board on strategic decisions;
— Preparation of decisions to be made by the Management Board.

Supervisory Board

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. At the proposal of the Chairperson's Committee, the Supervisory Board determines the compensation of the individual members of the Management Board including the main contract elements and reviews it regularly. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. He maintains regular contact with the Management Board, especially with the Chairman of the Management Board, and consults with him on strategy, the development of business and risk management. The Supervisory Board Chairman is informed by the Chairman of the Management Board without delay of important events of substantial significance for the situation and development as well as for the management of Deutsche Bank Group. The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 of our Articles of Association. The Supervisory Board meets if required without the Management Board. For the performance of its duties, the Supervisory Board may, at its professional discretion, use the services of auditors, legal advisors and other internal and external consultants.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference, which are available in the respectively current version on the Deutsche Bank Internet website (www.deutsche-bank.com/corporate-governance).

The following table shows information on the current members of our Supervisory Board. The members representing our shareholders were elected at the Annual General Meeting on May 29, 2008, except for Dr. Siegert, who was elected at the Annual General Meeting 2007 until the end of the Annual General Meeting 2012. The members elected by employees in Germany were elected on May 8, 2008. The information includes the members' age, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies' supervisory boards, other nonexecutive directorships and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Wolfgang Böhr* Age: 48 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Dusseldorf of Deutsche Bank; Member of the General Staff Council of Deutsche Bank; Member of the Group Staff Council of Deutsche Bank (since June 2010)	No memberships or directorships subject to disclosure
Dr. Clemens Börsig Age: 62 Appointed by the court: 2006 Term expires: 2013	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Linde AG; Bayer AG; Daimler AG; Emerson Electric Company
Dr. Karl-Gerhard Eick Age: 57 Appointed by the court: 2004 Term expires: 2013	Management consultant, KGE Asset Management Consulting Ltd., London	CORPUS SIREO Holding GmbH & Co. KG (Chairman)
Alfred Herling* Age: 58 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Wuppertal/Sauerland of Deutsche Bank; Deputy Chairman of the General Staff Council; Chairman of the European Staff Council (until March 2010); Chairman of the Group Staff Council of Deutsche Bank (since June 2010)	No memberships or directorships subject to disclosure
Gerd Herzberg* Age: 60 Appointed by the court: 2006 Term expires: 2013	Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Berlin	Franz Haniel & Cie GmbH (Deputy Chairman); BGAG – Beteiligungsgesellschaft der Gewerkschaften AG; Vattenfall Europe AG (Deputy Chairman)
Sir Peter Job Age: 69 Appointed by the court: 2001 Term expires: 2011		Schroders Plc (until July 2010); Tibco Software Inc.; Royal Dutch Shell Plc (until May 2010)
Prof. Dr. Henning Kagermann Age: 63 First elected: 2000 Term expires: 2013	President of acatech – German Academy of Science and Engineering, Munich	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation; Deutsche Post AG; Wipro Technologies; BMW Bayerische Motoren Werke AG (since May 2010)
Peter Kazmierczak* Age: 53 First elected: 2002 Term expires: 2013	Employee of Deutsche Bank AG, Essen	No memberships of directorships subject to disclosure
Martina Klee* Age: 48 First elected: 2008 Term expires: 2013	Chairperson of the Staff Council GTO Eschborn/Frankfurt of Deutsche Bank; Member of the General Staff Council of Deutsche Bank; Member of the Group Staff Council of Deutsche Bank (since June 2010)	Sterbekasse für die Angestellten der Deutschen Bank VV a.G.
Suzanne Labarge Age: 64 First elected: 2008 Term expires: 2013		Coca-Cola Enterprises Inc.
Maurice Lévy Age: 69 First elected: 2006 Term expires: 2012	Chairman and Chief Executive Officer, Publicis Groupe S.A., Paris	Publicis Conseil S.A. (Chairman); Medias et Régies Europe S.A.; MMS USA Holdings, Inc.; Zenith Optimedia Group Ltd. (U.K.); Publicis Groupe U.S. Investments LLC; MMS USA Investments, Inc.; MMS USA LLC Investments, Inc.
Henriette Mark* Age: 53 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank; Member of the Group and General Staff Councils of Deutsche Bank; Chairperson of the European Staff Council	No memberships or directorships subject to disclosure

Member	Principal occupation	Supervisory board memberships and other directorships
Gabriele Platscher* Age: 53 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank; Member of the Group and General Staff Councils of Deutsche Bank (until April 2010)	BVV Versicherungsverein des Bankgewerbes a.G. (Deputy Chairperson); BVV Versorgungskasse des Bankgewerbes e.V. (Deputy Chairperson); BVV Pensionsfonds des Bankgewerbes AG (Deputy Chairperson)
Karin Ruck* Age: 45 First elected: 2003 Term expires: 2013	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG; Senior Sales Coach in the Region Frankfurt/Hesse-East; Member of the Combined Staff Council Frankfurt branch of Deutsche Bank	Deutsche Bank Privat- und Geschäftskunden AG (until December 2010); BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BVV Pensionsfonds des Bankgewerbes AG
Dr. Theo Siegert Age: 63 First elected: 2006 Term expires 2012	Managing Partner of de Haen Carstanjen & Söhne, Dusseldorf	E.ON AG; ERGO AG (until May 2010); Merck KGaA; E. Merck OHG (Member of the Shareholders' Committee); DKSH Holding Ltd. (Member of the Board of Administration); Henkel AG & Co. KGaA
Dr. Johannes Teyssen Age: 51 First elected: 2008 Term expires: 2013	Chairman of the Management Board of E.ON AG, Dusseldorf (since May 2010)	E.ON Energie AG; E.ON Ruhrgas AG; E.ON Energy Trading SE (Chairman) (until June 2010); Salzgitter AG; E.ON Nordic AB (until June 2010); E.ON Sverige AB (until August 2010); E.ON Italia S.p.A. (formerly E.ON Italia Holding s.r.l.) (until August 2010); E.ON US Investments Corp. (Chairman) (since May 2010)
Marlehn Thieme* Age: 53 First elected: 2008 Term expires: 2013	Director Infrastructure/Regional Management Communications Corporate Citizenship Deutsche Bank AG, Frankfurt	No memberships or directorships subject to disclosure
Tilman Todenhöfer Age: 67 Appointed by the court: 2001 Term expires: 2013	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Internationale Beteiligungen AG (President of the Board of Administration); HOCHTIEF AG
Stefan Viertel* Age. 46 First elected: 2008 Term expires: 2013	Senior Sales Manager CIB/GTB Cash Management Financial Institutions, Head of CMFI Austria and Hungary Deutsche Bank AG, Frankfurt	No memberships of directorships subject to disclosure
Werner Wenning Age: 64 First elected: 2008 Term expires: 2013	Chairman of the Management Board of Bayer AG, Leverkusen (until September 2010)	E.ON AG; Henkel AG & Co. KGaA (Member of the Shareholders' Committee); HDI VVa.G.; Talanx AG

* Elected by the employees in Germany.

Leo Wunderlich was an employee representative member of the Supervisory Board until June 30, 2010. After his retirement from the Bank, he was replaced by Peter Kazmierczak, his elected substitute, for the remainder of the term of office. Mr. Kazmierczak was first elected to the Supervisory Board in 2002 and his first mandate ended in 2003. He was again a member of the Supervisory Board from 2006 to 2008.

Heidrun Förster was a member of the Supervisory Board until July 31, 2010. Stefan Viertel followed her as her elected substitute for the remainder of the term of office.

Dr. Clemens Börsig was a member of the Management Board of Deutsche Bank AG until May 3, 2006. Dr. Börsig has declared that he would abstain from voting in his function as member of the Supervisory Board and its committees on all questions that relate to his former membership of the Management Board and could create a conflict of interest.

In accordance with the German Banking Act, members of the Supervisory Board must be reliable and have the expertise required to perform their control function and to assess and supervise the businesses the company operates. While taking these requirements into account in accordance with Section 5.4.1 of the German Corporate Governance Code, the Supervisory Board established the following objectives for its composition, which have also been specified in Section 4 of the Terms of Reference for the Supervisory Board (see: http://www.deutsche-bank.de/ir/en/content/terms_of_references.htm).

The Supervisory Board of Deutsche Bank AG must be composed in such a way that its members as a group possess the knowledge, ability and expert experience to properly complete its tasks. The composition of the Supervisory Board should ensure the Supervisory Board's qualified control of and advice for the Management Board of an internationally operating, broadly positioned bank and should preserve the reputation of Deutsche Bank Group among the public. In this regard, in particular, attention should be placed on the integrity, personality, willingness to perform, professionalism and independence of the individuals proposed for election. The objective is for the Supervisory Board as a group to have all of the knowledge and experience considered to be essential in consideration of the activities of Deutsche Bank Group.

Furthermore, the Supervisory Board shall have an adequate number of independent members and shall not have more than two former members of the Management Board of Deutsche Bank AG. In particular, the Supervisory Board members should have sufficient time to perform their mandates. The members of the Supervisory Board may not exercise functions on a management body of or perform advisory duties at major competitors. Important and not just temporary conflicts of interests shall be avoided. Any member of the Supervisory Board who is a member of the management board of a listed stock corporation shall have no more than three supervisory board mandates outside the group of companies controlled by such stock corporation's dependent companies or mandates in supervisory bodies of companies with similar requirements.

There is a regular maximum age limit of 70. In well-founded, individual cases, a Supervisory Board member may be elected or appointed for a period that extends at the latest until the end of the third Ordinary General Meeting that takes place after he or she has reached the age of 70. This age limit was taken into account in the election proposals to the recent General Meetings and shall also be taken into account for the next Supervisory Board elections or subsequent appointments for Supervisory Board positions that become vacant.

The Supervisory Board respects diversity when proposing members for appointment to the Supervisory Board. In light of the international operations of Deutsche Bank, care should be taken that the Supervisory Board has an appropriate number of members with international experience. Currently, the professional careers and private lives of five members of the Supervisory Board are centered outside Germany. Furthermore, all of the shareholder representatives on the Supervisory Board have several years of international experience from their current or former activities as management board members or CEOs of corporations with international operations. In these two ways, the Supervisory Board believes the international activities of the company are sufficiently taken into account. The objective is to retain the currently existing international profile.

For the election proposals to the General Meeting, the Supervisory Board takes care that there is an appropriate consideration of women. Special importance was already attached to this in the selection process for the last Supervisory Board elections in 2008. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women shall be included in the selection process and shall be appropriately considered in the election proposals. Since the Supervisory Board elections in 2003, between 25 % and 35 % of the Supervisory Board members have been women. Six women are currently members of the Supervisory Board, which corresponds to 30 %. We shall strive to at least maintain this number and if possible to increase the number of women among the shareholder representatives.

It should be taken into account that the Supervisory Board can only influence the composition of the Supervisory Board through its election proposals to the General Meeting (for information on Deutsche Bank's various diversity initiatives, please see page 55 of the Annual Review 2010, which is available from http://www.deutsche-bank.de/ir/en/content/reports_2010.htm, http://www.banking-on-green.com/en/content/acting_sustainably/diversity_management.html and Deutsche Bank's Career Portal on the Internet at http://www.deutsche-bank.de/careers/content/en/to_diversity.html).

According to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.

Standing Committees

The Supervisory Board has established the following five standing committees. The Report of the Supervisory Board provides information on the concrete work to the committees over the preceding year (see Report of the Supervisory Board on pages 43 – 49 of the Financial Report 2010).

Chairman's Committee: The Chairman's Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning. It also submits a proposal to the Supervisory Board for the remuneration of the members of the Management Board. It is responsible for entering into, amending and terminating the service contracts and other agreements in consideration of the Supervisory Board's sole authority to decide on the remuneration of the members of the Management Board and provides its approval for ancillary activities, honorary offices or special tasks outside of Deutsche Bank Group of Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman's Committee held ten meetings as well as two telephone conferences in 2010.

The current members of the Chairman's Committee are Dr. Clemens Börsig (Chairman), Alfred Herling (since August 2010), Karin Ruck and Tilman Todenhöfer.

Nomination Committee: The Nomination Committee prepares the Supervisory Board's proposals for the election or appointment of new shareholder representatives to the Supervisory Board. In this context, it orients itself on the criteria specified by the Supervisory Board for its composition. The Nomination Committee held no meetings in 2010.

The current members of the Nomination Committee are Dr. Clemens Börsig (Chairman), Tilman Todenhöfer and Werner Wenning.

Audit Committee: The Audit Committee handles in particular the monitoring of financial accounting, including the accounting process and the effectiveness of the system of internal controls, issues of risk management and especially the effectiveness of the risk management system, as well as the effectiveness of the internal audit system, compliance and the auditing of annual financial statements. It reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It resolves on the compensation paid to the auditor and monitors the auditor's independence, qualifications and efficiency. The Chairman of the Audit Committee, as well as the Chairman of the Supervisory Board, is entitled to obtain information directly from the Head of Compliance. The Audit Committee is responsible for acknowledging communications about significant reductions in the compliance budget and for taking receipt of and handling the report by the Head of Compliance on the appropriateness and effectiveness of the principles, methods and procedures in accordance with § 33 (1) sentence 2 No. 5 of the German Securities Trading Act (WpHG) (Compliance Report). The Compliance Report is issued at least once a year. The Head of Internal Audit regularly reports to the Audit Committee on the work done. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for taking receipt of and dealing with complaints concerning accounting, internal accounting controls and issues relating to the audit. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services. The Audit Committee held six meetings in 2010.

The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Clemens Börsig, Sir Peter Job, Henriette Mark, Karin Ruck and Marlehn Thieme.

Risk Committee: The Risk Committee handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital if it is likely that the shareholding will not remain in our full or partial possession for more than twelve months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or our Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2010.

The current members of the Risk Committee are Dr. Clemens Börsig (Chairman), Professor Dr. Henning Kagermann and Sir Peter Job. Suzanne Labarge and Dr. Theo Siegert are substitute members of the Risk Committee. They are invited to all meetings and regularly attend them.

In addition to these four committees, the **Mediation Committee**, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2010.

The current members of the Mediation Committee are Dr. Clemens Börsig (Chairman), Wolfgang Böhr, Karin Ruck, and Tilman Todenhöfer.

Further details regarding the Chairman's Committee, the Risk Committee, the Audit Committee and the Nomination Committee are regulated in separate Terms of Reference, which are available in the respectively current version on our Internet website, along with the Terms of Reference of our Supervisory Board (see: http://www.deutsche-bank.de/ir/en/content/terms_of_references.htm).

Compensation

For a description of the compensation for the Management Board and the Supervisory Board in 2010, please refer to our detailed Compensation Report on pages 128 – 137 of the Management Report, published in accordance with the provisions of the German Act on Disclosure of Management Board Compensation.

Share Plans

For information on our employee share programs, please refer to Note 32 "Share-Based Compensation Plans" to the consolidated financial statements.

Reporting and Transparency

Directors' Share Ownership

Management Board. For the Directors' Share Ownership of the Management Board, please refer to our detailed Compensation Report in the Management Report.

Supervisory Board The current members of our Supervisory Board held the following numbers of our shares and share awards under our employee share plans.

Members of the Supervisory Board	Number of shares	Number of share awards
Wolfgang Böhr	30	–
Dr. Clemens Börsig[1]	137,919	–
Dr. Karl-Gerhard Eick	–	–
Alfred Herling	996	10
Gerd Herzberg	–	–
Sir Peter Job	4,000	–
Prof. Dr. Henning Kagermann	–	–
Peter Kazmierczak	122	10
Martina Klee	615	10
Suzanne Labarge	–	–
Maurice Lévy	–	
Henriette Mark	525	10
Gabriele Platscher	827	4
Karin Ruck	165	–
Dr. Theo Siegert	–	–
Dr. Johannes Teyssen	–	–
Marlehn Thieme	190	10
Tilman Todenhöfer	1,541	–
Stefan Viertel	54	–
Werner Wenning	–	–
Total	146,984	54

[1] This does not include 270 Deutsche Bank shares held by a family-owned partnership, a community of heirs respectively, in which Dr. Clemens Börsig has a 25 % interest as well as 16,018 Deutsche Bank shares attributable to a charitable foundation with separate legal capacity, the "Gerhild und Clemens Börsig Jugend- und Sozialstiftung".

The members of the Supervisory Board held 146,984 shares, amounting to less than 0.02 % of our shares as of February 18, 2011.

As listed in the "Number of share awards" column in the table, the members who are employees of Deutsche Bank hold matching awards granted under the Global Share Purchase Plan, which are scheduled to be delivered them on November 1, 2011.

Related Party Transactions

For information on related party transactions please refer to Note 37 "Related Party Transactions".

Auditing and Controlling

Audit Committee Financial Expert

Our Supervisory Board has determined that Dr. Clemens Börsig and Dr. Karl-Gerhard Eick, who are members of its Audit Committee, are "audit committee financial experts", as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. The audit committee financial experts mentioned above are "independent" of us, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and Section 100 (5) of the Stock Corporation Act (AktG). According to Sections 107 (4), 100 (5) of the Stock Corporation Act they both are well grounded in the fields of accounting and auditing.

Code of Business Conduct and Ethics

The Code of Business Conduct and Ethics applies to all of the employees of Deutsche Bank and contains a voluntary commitment from the Management Board and the Supervisory Board. Competing to be the leading global provider of financial solutions for demanding clients, creating exceptional value for our shareholders and people, is our objective and part of our corporate identity. The Code of Business Conduct and Ethics sets out the basic standards for the conduct of each individual. It also constitutes the compulsory framework for all of the organizational units that issue specific policies and guidelines.

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, our Code of Business Conduct and Ethics also sets out special obligations for our Senior Financial Officers. Currently at Deutsche Bank these are the Chairman of the Management Board, the Chief Financial Officer, the Head of Group Accounting as well as members of the Group Finance Committee. A copy of the Code of Business Conduct and Ethics is available on our Internet website at http://www.deutsche-bank.com/corporate-governance. In 2010 no complaints were reported to the Corporate Governance Officer regarding the Code of Ethics.

Principal Accountant Fees and Services

In accordance with German law, our principal accountant is appointed at our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such a recommendation. Subsequent to the principal accountant's appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant's independence. At our 2009 and 2010 Annual General Meetings, our shareholders appointed KPMG AG Wirtschaftsprüfungsgesellschaft as our principal accountant for a number of years, as our principal accountants for the 2009 and 2010 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountant in each of the following categories: (1) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, and (3) Tax-Related Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Related Fees. These amounts include expenses and exclude Value Added Tax (VAT).

Fee category in € m.	2010	2009
Audit fees	53	45
Audit-related fees	9	6
Tax-related fees	7	5
All other fees	2	–
Total fees	71	56

The total fee increase of € 15 million is mainly driven by our 2010 acquisitions. Our Audit-Related Fees included fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax-Related Fees included fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. Our Other Fees were incurred for project-related advisory services.

United States law and regulations, and our own policies, generally require all engagements of our principal accountant be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountant to perform non-audit services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team established and supervised by our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountant, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountant, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2009 and 2010, the percentage of the total amount of revenue we paid to our principal accountant represented by non-audit services in each category that were subject to such a waiver was less than 5 %.

Compliance with the German Corporate Governance Code

Declaration pursuant to § 161 German Stock Corporation Act (AktG) (Declaration of Conformity 2010)

The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 27, 2010. Deutsche Bank AG acted in conformity with the recommendations of the "Government Commission's German Corporate Governance Code" as follows:

> "The last Declaration of Conformity was issued on October 28, 2009. It was adjusted as per January 1, 2010. After this date, Deutsche Bank AG complied with all the recommendations of the "Government Commission's German Corporate Governance Code" in the Code version dated June 18, 2009, published in the Electronic Federal Gazette (Elektronischer Bundesanzeiger) on August 5, 2009, without any exceptions until the new version of the Code became effective on July 2, 2010. Prior to January 1, 2010, Deutsche Bank AG complied with the recommendations with the following exception:
>
> For the members of the Supervisory Board, there was traditionally a directors' and officers' liability insurance policy without a deductible (Code No. 3.8). This directors' and officers' liability insurance policy held by the bank is a group insurance policy for a large number of individuals in Germany and abroad. Internationally, a deductible is unusual. In light of the requirement to agree on a deductible for the Management Board, such a deductible for the Supervisory Board was discussed and finally introduced within the framework of the renewal of the existing directors' and officers' liability policy with effect from January 1, 2010.
>
> On May 26, 2010, the "Government Commission's German Corporate Governance Code" submitted a new version of the Code, which was published in the Electronic Federal Gazette on July 2, 2010. Deutsche Bank also complied with the new version, with the exception of the revised No. 5.4.1:
>
> Based on the new regulation concerning the objectives for the composition of the Supervisory Board, as an initial step the Terms of Reference for the Supervisory Board, for the Chairman's Committee and for the Nomination Committee were amended at the Supervisory Board meeting on July 27, 2010. Following the required in-depth discussion of the matter, the specific objectives were approved at the Supervisory Board meeting on October 27, 2010.
>
> As of today's date, Deutsche Bank AG acts in conformity with the recommendations of the "Government Commission's German Corporate Governance Code" in the Code version dated May 26, 2010, without any exceptions."

The Declaration of Conformity 2010 and all of the previous versions of the Declaration of Conformity are published on Deutsche Bank's website at http://www.deutsche-bank.de/ir/en/content/declaration_of_conformity.htm, where a copy of the German Corporate Governance Code is also available.

Statement on the Suggestions of the German Corporate Governance Code

Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated May 26, 2010 with the following exceptions:

- The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code No. 2.3.3). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. The broadcast through the Internet also ends at the latest at this time, which means information useful for non-participants in forming an opinion can no longer be expected thereafter.
- Our broadcast of the General Meeting through the Internet (Code No. 2.3.4) covers the opening of the General Meeting by the Chairman and the report of the Management Board. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.

05-

Supplementary Information

Management Board

Dr. Josef Ackermann
Chairman

Dr. Hugo Bänziger

Michael Cohrs
until September 30, 2010

Jürgen Fitschen

Anshuman Jain

Stefan Krause

Hermann-Josef Lamberti

Rainer Neske

Supervisory Board

Dr. Clemens Börsig
– Chairman,
Frankfurt am Main

Karin Ruck*
– Deputy Chairperson
Deutsche Bank AG,
Bad Soden am Taunus

Wolfgang Böhr*
Deutsche Bank AG,
Dusseldorf

Dr. Karl-Gerhard Eick
Management consultant, KGE Asset
Management Consulting Ltd.,
London

Heidrun Förster*
until July 31, 2010,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

Alfred Herling*
Deutsche Bank AG,
Wuppertal

Gerd Herzberg*
Deputy Chairman of ver.di
Vereinte Dienstleistungsgewerkschaft,
Hamburg

Sir Peter Job
London

Prof. Dr. Henning Kagermann
President of acatech – German
Academy of Science and Engineering,
Königs Wusterhausen

Peter Kazmierczak*
from July 1, 2010,
Deutsche Bank AG,
Herne

Martina Klee*
Deutsche Bank AG,
Frankfurt am Main

Suzanne Labarge
Toronto

Maurice Lévy
Chairman and Chief Executive
Officer of Publicis Groupe S.A.,
Paris

Henriette Mark*
Deutsche Bank AG,
Munich

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Dr. Theo Siegert
Managing Partner of
de Haen Carstanjen & Söhne,
Dusseldorf

Dr. Johannes Teyssen
Chairman of the
Management Board of E.ON AG
from May 1, 2010,
Oberding

Marlehn Thieme*
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner of Robert Bosch
Industrietreuhand KG,
Madrid

Stefan Viertel*
from August 1, 2010,
Deutsche Bank AG,
Bad Soden am Taunus

Werner Wenning
Chairman of the Management Board
of Bayer AG until September 30, 2010,
Leverkusen

Leo Wunderlich*
until June 30, 2010,
Deutsche Bank AG,
Mannheim

* Elected by our employees in Germany.

Committees

Chairman's Committee
Dr. Clemens Börsig
– Chairman

Heidrun Förster*
until July 31, 2010

Alfred Herling*
from August 1, 2010

Karin Ruck*

Tilman Todenhöfer

Mediation Committee
Dr. Clemens Börsig
– Chairman

Wolfgang Böhr*

Karin Ruck*

Tilman Todenhöfer

Audit Committee
Dr. Karl-Gerhard Eick
– Chairman

Dr. Clemens Börsig

Sir Peter Job

Henriette Mark*

Karin Ruck*

Marlehn Thieme*

Risk Committee
Dr. Clemens Börsig
– Chairman

Sir Peter Job

Prof. Dr. Henning Kagermann

Suzanne Labarge
– Substitute Member

Dr. Theo Siegert
– Substitute Member

Nomination Committee
Dr. Clemens Börsig
– Chairman

Tilman Todenhöfer

Werner Wenning

* Elected by our employees in Germany.

Advisory Boards

European Advisory Board

Professor Dr.-Ing.
Wolfgang Reitzle
– Chairman
Chairman of the Management Board
of Linde AG, Munich

Professor Dr. h.c.
Roland Berger
Roland Berger Strategy
Consultants GmbH, Munich

Dr. Kurt Bock
Member of the Management
Board of BASF SE,
Ludwigshafen

Lord John Browne of Madingley
Managing Director and Managing
Partner (Europe) of
Riverstone Holdings LLC;
former Chief Executive Officer of BP,
London

Michael Cohrs
from October 1, 2010
Former Member of the Management
Board of Deutsche Bank AG,
London

Dr. Karl-Ludwig Kley
Chairman of the Executive Board and
General Partner of Merck KGaA,
Darmstadt

Peter Löscher
Chairman of the Management Board
of Siemens Aktiengesellschaft,
Munich

Francis Mer
Former French Minister of
Economy, Finance and Industry,
Bourg-la-Reine

Alexey A. Mordashov
Chairman of the Board of
Directors of Severstal;
Director General of Severstal-Group,
Cherepovets

Dr. h.c. August Oetker
General Partner of
Dr. August Oetker KG,
Bielefeld

Eckhard Pfeiffer
Former President and
Chief Executive Officer
of Compaq Computer Corporation,
Kitzbühel

Dr. Bernd Pischetsrieder
Urfahrn

Antonio Puri Purini
from September 1, 2010
Former Ambassador of Italy to the
Republik of Germany,
Rome

Dr. rer. pol. Michael Rogowski
Chairman of the Supervisory Board of
J. M. Voith AG,
until March 5, 2010,
Heidenheim

Håkan Samuelsson
until April 29, 2010,
Munich

Maria-Elisabeth Schaeffler
Partner and Chairperson of the
Supervisory Board of
INA-Holding Schaeffler KG,
Herzogenaurach

Jürgen R. Thumann
Chairman of the Shareholders' Com-
mittee of Heitkamp & Thumann KG,
Dusseldorf

Dr. Dieter Zetsche
Chairman of the Management
Board of Daimler AG and
Head of Mercedes-Benz Cars,
Stuttgart

Americas Advisory Board

Norman Augustine
Former Chief Executive Officer &
Chairman, Lockheed Martin

John E. Bryson
Chairman, BrightSource Energy;
former Chairman &
Chief Executive Officer,
Edison International

Michael D. Capellas
Chief Executive Officer, Acadia;
former Chairman & Chief Executive
Officer, First Data Corp.

James Ireland Cash, Jr., Ph. D.
Emeritus Professor and
Senior Associate
Dean, Harvard Business School

Anthony W. Deering
Chairman, Exeter Capital LLC;
former Chairman & Chief Executive
Officer, The Rouse Co.

Archie W. Dunham
Former Chairman,
ConocoPhillips

Benjamin H. Griswold
Chairman, Brown Advisory;
former Senior Chairman,
Deutsche Banc Alex. Brown

The Honorable Chuck Hagel
Distinguished Professor, Georgetown
University and the University of
Nebraska at Omaha;
former U.S. Senator, (R-NE)

William R. Howell
Former Chairman &
Chief Executive Officer,
J. C. Penney, Inc.

Robert L. Johnson
Founder & Chairman,
The RLJ Cos.; Founder and former
Chairman, Black Entertainment
Television (BET)

Edward A. Kangas
Former Chairman & Chief
Executive Officer, Deloitte

Ellen R. Marram
President, The Barnegat Group LLC;
former President & Chief Executive
Officer, Tropicana and Nabisco
Biscuit Cos.

The Honorable Lynn M. Martin
President, Martin Hall Group LLC;
former U.S. Secretary of Labor

Robert P. May
Former Chief Executive Officer, Calpine
Corp.; former Chairman & Chief
Executive Officer, HealthSouth Corp.

Michael E. J. Phelps
until September 30, 2010
Chairman, Dornoch Capital Inc.

The Honorable John W. Snow
Chairman, Cerberus Capital
Management LP;
former U.S. Secretary of the
Treasury

Latin American Advisory Board

Mauricio Novis Botelho
until March 15, 2010
Chairman and former President and Chief Executive Officer,
Embraer

Fernando Henrique Cardoso
Former President of the
Federative Republic of Brazil

Armando Garza Sada
Chairman, Alfa

Enrique Iglesias
Ibero-American Secretary-General;
former Minister of Foreign
Relations of Uruguay

Pedro Pablo Kuczynski
Partner & Senior Advisor,
The Rohatyn Group;
former Prime Minister of Peru

The Honorable Lynn M. Martin
President, Martin Hall Group LLC;
former U.S. Secretary of Labor

Luis Alejandro Pagani
President, Arcor Group

Horst Paulmann
Founder & President,
Cencosud S.A.

Jesús Reyes-Heroles
from June 1, 2010
Former Chairman & Chief Executive Officer, Petroleos Mexicanos (Pemex);
former Ambassador of Mexico to the United States of America

Miguel Urrutia Montoya
Professor, Universidad
de los Andes;
former Governor of the
Central Bank of Colombia

Asia Pacific Advisory Board

Pham Thanh Binh
until December 31, 2010
Former Chairman and Chief Executive Officer, Vinashin Group,
Vietnam

Robert E. Fallon
Adjunct Professor, Finance and Economics, Columbia Business School, International

Toru Hashimoto
Former President & Chief Executive Officer and former Chairman, The Fuji Bank Ltd.;
former Chairman, Deutsche Securities Inc., Japan

Nobuyuki Idei
Founder & Chief Executive Officer, Quantum Leaps Corporation;
Chairman of the Advisory Board, Sony Corporation, Japan

Gang-Yon Lee
Chairman, Korea Gas Corporation,
Korea

Dr. David K.P. Li
Chairman and Chief Executive Officer, The Bank of East Asia,
Hong Kong

Dr. Li Qingyuan
Director-General, Office of Strategy and Development Committee,
China Securities Regulatory Commission, China

Subramanian Ramadorai
Vice Chairman, Tata Consultancy Services Limited, India

Dr. Tony Tan Keng Yam
Deputy Chairman and Executive Director, The Government of Singapore Investment Corp. Pte. Ltd.,
Singapore

Sofjan Wanandi
Chairman, Santini Group;
Chairman of Employers Association of Indonesia (APINDO),
Indonesia

Professor Zhang Yunling
Professor of International Economics and Academy Member,
Chinese Academy of Social Science,
China

Climate Change Advisory Board

Lord John Browne of Madingley
Managing Director and Managing Partner (Europe),
Riverstone Holdings LLC;
former Chief Executive Officer, BP

John Coomber
Member of the Board of Directors, Swiss Re;
Chairman, The Climate Group

Fabio Feldmann
Chief Executive Officer,
Fabio Feldmann Consultores;
former Executive Secretary,
Brazilian Forum on Climate Change

Amory B. Lovins
Chairman & Chief Scientist,
Rocky Mountain Institute

Lord Oxburgh
Member of the Advisory Board,
Climate Change Capital;
former Chairman, Shell

Dr. R. K. Pachauri
Chairman, Intergovernment Panel on Climate Change

Professor Hans Joachim Schellnhuber
Founding Director, Potsdam Institute for Climate Impact Research (PIK)

Professor Robert Socolow
Co-Director, The Carbon Mitigation Initiative;
Professor, Princeton University

Professor Dr. Dr. h.c. mult. Klaus Töpfer
Former Federal Minister for the Environment, Nature Conservation and Nuclear Safety as well as for Regional Planning, Construction and Urban Development; former Executive Director of the United Nations Environment Programme (UNEP)

Professor Hongren Zhang
Former President, International Union of Geological Science;
former Chinese Vice Minister of Geology and Mineral Resources

Group Five-Year Record

Balance Sheet in € m.	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Total assets	1,905,630	1,500,664	2,202,423	1,925,003	1,520,580
Loans	407,729	258,105	269,281	198,892	178,524
Total liabilities	1,855,238	1,462,695	2,170,509	1,885,688	1,486,694
Total shareholders' equity	48,843	36,647	30,703	37,893	33,169
Noncontrolling interests	1,549	1,322	1,211	1,422	717
Tier 1 capital	42,565	34,406	31,094	28,320	23,539
Total regulatory capital	48,688	37,929	37,396	38,049	34,309

Income Statement in € m.	2010	2009	2008	2007	2006
Net interest income	15,583	12,459	12,453	8,849	7,008
Provision for credit losses	1,274	2,630	1,076	612	298
Commissions and fee income	10,669	8,911	9,741	12,282	11,192
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,354	7,109	(9,992)	7,175	8,892
Other noninterest income (loss)	(1,039)	(527)	1,411	2,523	1,476
Total noninterest income	12,984	15,493	1,160	21,980	21,560
Compensation and benefits	12,671	11,310	9,606	13,122	12,498
General and administrative expenses	10,133	8,402	8,339	8,038	7,143
Policyholder benefits and claims	485	542	(252)	193	67
Impairment of intangible assets	29	(134)	585	128	31
Restructuring activities	–	–	–	(13)	192
Total noninterest expenses	23,318	20,120	18,278	21,468	19,931
Income (loss) before income taxes	3,975	5,202	(5,741)	8,749	8,339
Income tax expense (benefit)	1,645	244	(1,845)	2,239	2,260
Net income (loss)	2,330	4,958	(3,896)	6,510	6,079
Net income (loss) attributable to noncontrolling interests	20	(15)	(61)	36	9
Net income (loss) attributable to Deutsche Bank shareholders	2,310	4,973	(3,835)	6,474	6,070

Key figures	2010	2009	2008	2007	2006
Basic earnings per share[1]	€ 3.07	€ 7.21	(€ 6.87)	€ 12.29	€ 11.66
Diluted earnings per share[1]	€ 2.92	€ 6.94	(€ 6.87)	€ 11.80	€ 10.44
Dividends paid per share in period	€ 0.75	€ 0.50	€ 4.50	€ 4.00	€ 2.50
Return on average shareholders' equity (post-tax)	5.5 %	14.6 %	(11.1)%	17.9 %	20.3 %
Pre-tax return on average shareholders' equity	9.5 %	15.3 %	(16.5)%	24.1 %	27.9 %
Cost/income ratio	81.6 %	72.0 %	134.3 %	69.6 %	69.8 %
Core Tier 1 capital ratio[2]	8.7 %	8.7 %	7.0 %	6.9 %	6.9 %
Tier 1 capital ratio[2]	12.3 %	12.6 %	10.1 %	8.6 %	8.5 %
Total capital ratio[2]	14.1 %	13.9 %	12.2 %	11.6 %	12.5 %
Employees (full-time equivalent)	102,062	77,053	80,456	78,291	68,849

1 The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.

2 Ratios presented for 2009 and 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 ("Basel II") as adopted into German law by the German Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"). Ratios presented for 2007 and 2006 are based on the Basel I framework and thus calculated on a noncomparative basis. The capital ratios relate the respective capital to risk weighted assets for credit, market and operational risk. Excludes transitional items pursuant to section 64h (3) German Banking Act.

Declaration of Backing[1]

Deutsche Bank AG ensures, except in the case of political risk, that the following companies are able to meet their contractual liabilities:

DB Investments (GB) Limited, London

Deutsche Asset Management International GmbH, Frankfurt am Main

Deutsche Asset Management Investmentgesellschaft mbH, vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH, Frankfurt am Main

Deutsche Australia Limited, Sydney

Deutsche Bank A.Ş., Istanbul

Deutsche Bank Americas Holding Corp., Wilmington

Deutsche Bank (China) Co., Ltd., Beijing

Deutsche Bank Europe GmbH, Frankfurt am Main

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Polska S.A., Warsaw

Deutsche Bank (Portugal), S.A., Lisbon

Deutsche Bank ZRt., Budapest

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, Sao Paulo

Deutsche Bank S.A./N.V., Brussels

Deutsche Bank, Sociedad Anónima Española, Barcelona

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) S.A., Geneva

Deutsche Bank Trust Company Americas, New York

Deutsche Futures Singapore Pte Ltd., Singapore

Deutsche Holdings (Malta) Ltd., St. Julians

Deutsche Morgan Grenfell Group plc, London

Deutsche Securities Asia Limited, Hong Kong

Deutsche Securities Limited, Hong Kong

DWS Holding & Service GmbH, Frankfurt am Main

DWS Investment GmbH, Frankfurt am Main

DWS Investment S.A., Luxembourg

IFN Finance B.V., Rotterdam

VAT Deutsche Bank DBU, Kiev

OOO Deutsche Bank, Moscow

[1] Companies with which a profit and loss transfer agreement exists are marked in Note 42 "Shareholdings".

Glossary

A

Alternative A (Alt-A)
Used as a term to categorize U.S. mortgages representing loans with a higher expectation of risk than ▸ prime but still lower than ▸ subprime. In order to determine Alt-A industry standards including ▸ FICO scores and ▸ loan-to-value ratios are applied.

Alternative Assets/Investments
Direct investments in ▸ private equity, venture capital, ▸ mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and ▸ hedge funds.

Asset-backed Securities
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets (▸ securitization).

Auction Rate Securities
Debt instrument with a long-term nominal maturity (usually 20 to 30 years) with a variable interest rate. The interest rate is regularly reset through an auction.

Average Active Equity
The Group calculates active equity to facilitate comparison to its peers. The Group uses average active equity to calculate several ratios. However, active equity is not a measure provided for in ▸ IFRS and therefore the Group's ratios based on average active equity should not be compared to other companies' ratios without considering the differences in the calculation. The items for which the average shareholders' equity is adjusted are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the annual general meeting.

B

Backtesting
A procedure used to verify the predictive power of the ▸ value-at-risk calculations involving the comparison of hypothetical daily profits and losses under the buy- and-hold assumption with the estimates from the value-at-risk model.

Basel II
Recommendations for international capital adequacy standards adopted by the Basel Committee on Banking Supervision, widely referred to as Basel II capital framework, which aligns capital requirements more closely with the underlying risks.

Basel III
Revision of the international capital adequacy standards adopted by the Basel Committee on Banking Supervision, which was endorsed by the G-20 summit in November 2010. Aim of the revision is to strengthen global capital and liquidity rules promoting a more resiliant banking sector. During a transition period until 2019 the revised standards not only increase the minimum capital requirements for banks but also introduce an additional capital conservation buffer as well as a bank specific countercyclical capital buffer. Basel III will also introduce an internationally harmonized liquidity framework for the first time with strict short- and long-term ratios. The new rules will be adopted into German law by means of the ▸German Solvency Regulation.

Book Value per Basic Share Outstanding
Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).

Broker/Brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Business Combination
A transaction in which an acquirer obtains control of a business. This includes the acquisition of stocks of a company or its net assets, and may also involve the expansion of an existing equity interest (▸ step acquisitions). Often present in a business combination is the recognition of ▸ goodwill.

Business Risk
Risk that arises from potential changes in general business conditions, such as market environment, client behavior and technological progress, which can affect the Group's earnings if the Group is unable to adjust quickly to them.

Buy-out
Purchase (in full or in part) of a company or specific corporate activities.

C

Cash Management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Collateralized Debt Obligations (CDOs)
▸ Asset-backed securities based on a portfolio of assets that can include bonds, loans or ▸ derivatives.

Commercial Mortgage-backed Securities (CMBS)
▸ Mortgage-backed securities (MBS), which are backed by commercial mortgage loans.

Compensation Ratio
Compensation and benefits as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income.

Confidence Level
In the framework of ▸ value-at-risk and ▸ economic capital the level of probability that the actual loss will not exceed the potential loss estimated by the value-at-risk or economic capital number.

Cost/Income Ratio
A ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.

Country Risk
The risk that the Group may suffer a loss, in any given country, due to deterioration in economic conditions, political and social unrest, nationalization and expropriation of assets, government repudiation of external indebtedness, exchange controls and currency depreciation or devaluation.

Credit Default Swap
A ▸ credit derivative which hedges credit risks related to loans, bonds or other borrower related securities. The secured party usually makes a periodic payment of a fixed coupon over a specified term and only receives a compensation at the occurence of a credit event, as defined on the date of the agreement, e.g. default of repayment due to insolvency of the creditor.

Credit Derivatives
Financial instruments which transfer ▸ credit risk connected with loans, bonds or other ▸ risk-weighted assets or market risk positions to parties providing protection. This does not alter or reestablish the underlying credit relationship of the original risk-takers (parties selling the credit risks).

Credit Linked Note (CLN)
A structured note that combines a debt product and an embedded ▸ credit derivative, typically a ▸ credit default swap.

Credit Risk
Risk that customers may not be able to meet their contractual payment obligations. Credit risk includes default risk, ▸ country risk and settlement risk.

Custody
Custody and administration of securities as well as additional securities services.

D

Deferred Taxes
Income tax to be paid or received as a result of temporary differences between the carrying amounts in the financial accounts and the relevant tax base or the value of unused tax losses and unused tax credits. At the balance sheet date, deferred taxes do not yet represent actual amounts receivable or payable from or to tax authorities.

Derivatives
Financial instruments whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include ▸ swaps, ▸ options and ▸ futures.

E

Earnings per Share
Key figure determined according to ▸ IFRS and expressing a company's net income attributable to its shareholders in relation to the average number of common shares outstanding. Apart from basic earnings per share, diluted earnings per share must also be reported if the assumed conversion and exercise of outstanding share options, unvested deferred share awards and convertible debt and certain forward contracts could increase the number of shares.

Economic Capital
A figure which states with a high degree of certainty the amount of equity capital the Group needs at any given time to absorb unexpected losses arising from current ▸ exposures.

Equity Method
Valuation method for investments in companies over which significant influence can be exercised. The pro-rata share of the company's net income (loss) increases (decreases) the carrying value of the investment affecting net income. Distributions decrease the carrying value of the investment without affecting net income.

Event Risk Scenarios
Scenarios representing important events, e.g. large movements in interest or exchange rates.

Expected Loss
Measurement of loss that can be expected within a one-year period from ▸ credit risk and ▸ operational risk based on historical loss experience.

Exposure
The amount which the bank may lose in case of losses incurred due to risks taken, e.g. in case of a borrower's or counterparty's default.

Exposure at Default (EAD)
The expected amount of the credit exposure to a counterparty at the time of a default.

F

Fair Value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties, other than in a forced or liquidation sale.

FICO Scores
FICO is an acronym for the Fair Isaac Corporation, the creators of the FICO score. Using mathematical models, the FICO score takes into account various factors in each of these five areas to determine credit risk: Payment history, current level of indebtedness, types of credit used, length of credit history, and new credit. A FICO score will range between 300 and 850. In general, a FICO score above 650 indicates that the individual has a very good credit history. For scores below 620 it will often be more difficult to obtain financing at a favorable rate.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets, is to be delivered or received at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

G

German Solvency Regulation
German regulation governing the capital adequacy of institutions, groups of institutions and financial holding groups which, adopted the revised capital framework of the Basel Committee from 2004, widely referred to as ▸ Basel II, into German law.

Goodwill
An asset representing the future economic benefits from assets acquired in a ▸ business combination that are not individually identifiable. Goodwill is recognized as the positive excess amount between the ▸ fair values of the consideration transferred by the acquirer and the identifiable assets and liabilities of the acquired business.

H

Hedge Accounting
Financial reporting of agreements in a hedging relationship which is subject to certain conditions. The relationship between the agreements is based on opposite terms which cause financial risks that can be compensated in whole or part due to the terms of these agreements. One agreement is usually referred to as underlying transaction – i.e. the contract that causes the risk – the other is referred to as hedging contract, which mitigates the risk.

Hedge Fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds are part of ▸ alternative investments. They are subject to less stringent or no regulatory obligations and can therefore employ strategies which mutual funds are not permitted to use, e.g. strategies involving short selling, leveraging and ▸ derivatives. Hedge funds offer chances for high profits but also bear the risk of losing invested capital, thus their returns are uncorrelated with traditional investment returns.

High Yield Debt
Fixed income securities where the issuer has a low credit rating. They offer a higher return than investment-grade securities but also entail greater risks.

I

IFRS (International Financial Reporting Standards)/previously IAS (International Accounting Standards)
Financial Reporting Rules of the International Accounting Standards Board designed to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Investment Banking
Generic term for capital market-oriented business. This includes primarily the issuance and trading of securities and their ▸ derivatives, interest and currency management, corporate finance, M&A advisory, structured finance and ▸ private equity.

L

Leveraged Financing
Financing of an investment which typically includes a very high amount of external debt (leverage) in the purchase price financing.

Leverage Ratio
The ratio of total assets to equity.

Liquidity Risk
The risk arising from the Group's potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.

Loan-to-value (LTV) Ratios
Ratio of amount of loan to value of property.

Loss Given Default (LGD)
The likely loss intensity in case of a counterparty default. Its estimation represents, expressed as a percentage, the part of the ▸ exposure that cannot be recovered in a default event and therefore captures the severity of a loss.

M

Market Risk
The risk that arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Mark-to-market Valuation
Valuation at current market prices. Applies, for instance, to trading activities.

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital. Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Monoline Insurers
Insurers, which provide credit insurance to debt issuers and other market participants.

Monte Carlo Simulation
Monte Carlo methods are used to value and analyze (complex) instruments, portfolios and investments by simulating the various sources of uncertainty affecting their value, and then determining their average value over the range of resultant outcomes.

Mortgage-backed Securities (MBS)
▸ Asset-backed securities, which are backed by mortgage loans. Subcategories are ▸ residential mortgage-backed securities (RMBS) and ▸ commercial mortgage-backed securities (CMBS).

N

Negative Goodwill
Recognized in a ▸ business combination as a credit to the income statement for the excess of the acquirer's interest in the net ▸ fair value of the acquiree's identifiable assets and liabilities over the consideration transferred for the acquired interest.

Netting Agreements
Bilateral agreements between the Group and its counterparties with regard to the included transactions which ensure that, if solvency or bankruptcy proceedings are initiated, only a single net amount is owed by one party to the other from the netting of all claims and liabilities.

Non-compensation Ratio
Non-compensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income.

Noncontrolling Interest
Previously referred to as minority interest, representing the equity in a subsidiary not attributable, directly or indirectly, to a parent.

O

Operational Risk
Potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes ▸ business and ▸ reputational risk.

Option
Right to purchase (call option) or sell (put option) a specific underlying (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC Derivatives
Nonstandardized financial instruments (▸ derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

P

Portfolio
In general: part or all of one or all categories of assets (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk. Here: combination of similar transactions, especially in securities and/or ▸ derivatives, under price risk considerations.

Pre-tax Return on Average Active Equity
Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as income before income taxes less noncontrolling interests, as a percentage of ▸ average active equity.

Prime
Used as a term to categorize U.S. mortgages representing high quality loans.

Prime Brokerage
Suite of products including ▸ clearing and settlement, ▸ custody, reporting, and financing of positions for institutional investors.

Private Banking
Business with investment-oriented and high net worth clients.

Private Equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Probability of Default (PD)
The likelihood or probability of default (PD) of a counterparty is assessed over the next twelve months time horizon and expressed as a percentage. The Group does not rate through the cycle. PD is the primary measure of creditworthiness of a counterparty. The numerical probabilities of default are mapped into a 26-grade rating scale that is similar to rating scales widely used by international rating agencies.

Projected Unit Credit Method
The actuarial method, prescribed by IAS 19, used to determine the actuarial present value of an entity's defined benefit obligations and the related service cost. This method takes into account benefits accrued for employee service up to the reporting date and allows for expected rates of salary and pension increases.

R

Rating
The result of the objective assessment of the future economic situation – namely the default probability – of counterparties based on present characteristics and assumptions. The methodology for the rating assignment strongly depends on the customer type and the available data. A broad range of methodologies for the assessment of the ▸ credit risk is applied, such as expert systems and econometric approaches.

Regulatory Capital
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 2004 for banks. Capital according to ▸ Basel II consists of:

- Tier 1 capital: primarily share capital, reserves and certain ▸ trust preferred securities,
- Tier 2 capital: primarily participatory capital, cumulative preference shares, long-term subordinated debt and unrealized gains on listed securities,
- Tier 3 capital: mainly short-term subordinated debt and excess Tier 2 capital.

Tier 2 capital is limited to 100 % of Tier 1 capital and the amount of long-term subordinated debt that can be recognized as Tier 2 capital is limited to 50 % of Tier 1 capital.

Regulatory Capital Ratio
Key figure for banks expressed as a percentage ratio of ▸ regulatory capital to the overall regulatory risk position, comprised of ▸ credit, ▸ market and ▸ operational risks according to Basel II. The minimum capital ratio to be complied with is 8 %. At least half of the regulatory capital principally has to be Tier 1 capital which leads to a minimum Tier 1 ratio of 4 %.

Regulatory Trading Book and Banking Book
The regulatory trading book is defined in Section 1a of the German Banking Act. It consists of financial instruments and commodities held with trading intent or held for the purpose of hedging the ▸ market risk of other trading book positions; repurchase transactions, lending transactions and similar transactions which relate to trading book positions; name-to-follow transactions; and receivables directly related to trading book positions. Financial instruments and commodities assigned to the trading book must be tradable or able to be hedged. The regulatory banking book comprises all positions that are not assigned to the trading book.

Repo (Repurchase Agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Reputational Risk
Risk that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public's trust in the Group.

Residential Mortgage-backed Securities (RMBS)
▸ Mortgage-backed securities (MBS), which are backed by residential mortgage loans.

Return on Average
Total Shareholders' Equity (RoE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed. Here: net income as a percentage of average capital employed over the year.

Risk-weighted Assets (RWA)
Risk-weighted assets are positions that carry ▸ credit, ▸ market and/or ▸ operational risk, weighted according to regulatory requirements. RWAs are regulatory capital requirements multiplied by 12.5, or in other words, capital requirements equal 8 % of RWA.

S

Sarbanes-Oxley Act (SOx)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to a number of major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securitization
Creation of tradable securities from loan claims, deposit positions (i.e. future cash flows) and ownership rights in the wider sense. Examples of securitized rights are ▸ asset-backed securities and ▸ mortgage-backed securities (MBS). Rights are often evidenced through so-called SPEs (special purpose entities), companies whose sole purpose is to issue these securities and whose assets are the ownership interests in the company.

Seed Investments
Money used for initial research and/or operation of an investment fund.

Segment Information
Disclosure of a company's assets, income and other information, broken down by activity (division) and geographical area (region).

Shareholder Value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Step Acquisition
In a step acquisition, an acquirer obtains control of an acquiree in which it held an equity interest immediately before the acquisition date (also known as ▸ business combination achieved in stages). In these transactions, the acquirer remeasures its previously held equity interest at ▸ fair value and recognizes the resulting gain or loss, if any, in the income statement.

Subprime
Used as a term to categorize U.S. mortgages representing loans with a higher expectation of risk. In order to determine subprime industry standards including ▸ FICO scores and ▸ loan-to-value ratios are applied.

Swaps
In general: exchange of one payment flow for another. Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating). Currency swap: exchange of interest payment flows and principal amounts in different currencies.

T

Target Definition
Target definition excludes significant gains (such as gains from the sale of industrial holdings, businesses or premises) or significant charges (such as charges from restructuring, goodwill impairment or litigation) if they are not indicative of the future performance of Deutsche Bank core businesses.

Trust Preferred Securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking supervisory regulations they are part of Tier 1 capital if interest payments are not accumulated in case of losses (noncumulative trust preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in Tier 2 capital (for example cumulative trust preferred securities).

V

Value-at-risk
For a given ▸ portfolio, the value-at-risk is an estimate of the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a defined period of time and with a defined ▸ confidence level.

W

Wrapped Bond
Term for debt security insured or guaranteed by a third party.

Impressum – Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 9 10 00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

Publications relating to our financial reporting

Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2010 and Financial Report 2010.

— Annual Review 2010 (German and English)
— Financial Report 2010 (German and English)
— Annual Report 2010 on Form 20-F (English)
— Annual Financial Statements and Management Report of Deutsche Bank AG 2010 (German and English)
— List of Advisory Council Members (German)
— Corporate Social Responsibility – Report 2010 (from May 2011 in German and English)

How to order:
E-Mail – Internet
service-center@bertelsmann.de
www.deutsche-bank.com/10

Fax
+49 18 05 0 70 808

Phone
+49 18 05 802 200

Mail
arvato logistics services
Bestellservice Deutsche Bank
Gottlieb-Daimler-Straße 1
D-33428 Harsewinkel
Germany

Online
Annual Review 2010 and
Financial Report 2010 on the Internet:
www.deutsche-bank.com/10

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 15, 2011 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir

2011

April 28, 2011
Interim Report as of March 31, 2011

May 26, 2011
Annual General Meeting in the Festhalle
Frankfurt am Main (Exhibition Center)

May 27, 2011
Dividend payment

July 26, 2011
Interim Report as of June 30, 2011

October 25, 2011
Interim Report as of September 30, 2011

2012

February 2, 2012
Preliminary results for the 2011 financial year

March 20, 2012
Annual Report 2011 and Form 20-F

April 26, 2012
Interim Report as of March 31, 2012

May 31, 2012
Annual General Meeting in the Festhalle
Frankfurt am Main (Exhibition Center)

June 1, 2012
Dividend payment

July 31, 2012
Interim Report as of June 30, 2012

October 30, 2012
Interim Report as of September 30, 2012